As filed with the Securities and Exchange Commission on June 27, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

PROPEL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**4812**	**36-4291950**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

425 North Martingale Road
18th Floor
Schaumburg, Illinois 60173
(847) 435-3700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

J. Michael Norris
Propel, Inc.
425 North Martingale Road
18th Floor
Schaumburg, Illinois 60173
(847) 435-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Thomas P. Holden **Propel, Inc.** **425 North Martingale Road** **18th Floor** **Schaumburg, Illinois 60173** **(847) 435-3700**	**Michelle M. Warner** **Motorola, Inc.** **1303 East Algonquin Road** **Schaumburg, Illinois 60196** **(847) 576-5000**	**Gerald T. Nowak** **Kirkland & Ellis** **200 East Randolph Drive** **Chicago, Illinois 60601** **(312) 861-2000**	**Andrew R. Schleider** **Shearman & Sterling** **599 Lexington Avenue** **New York, New York 10022** **(212) 848-4000**

Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value	$500,000,000	$132,000

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 27, 2000

PROSPECTUS


Shares



Common Stock


Propel, Inc. is offering   shares of its common stock. This prospectus relates to an offering of   shares in the United States. In addition,   shares are being offered outside the United States in an international offering. Propel has granted the underwriters an option to purchase an additional   shares of common stock to cover over-allotments.

This is our initial public offering and no public market exists for our shares. We estimate that the initial public offering price will be between $ and $ per share. We will apply for quotation of the common stock on the Nasdaq National Market under the symbol "PRPL."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Propel	$	$

The underwriters expect to deliver the shares of common stock to purchasers on   , 2000.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Joint Bookrunning Managers


Goldman, Sachs & Co.   **Morgan Stanley Dean Witter**


Prospectus dated   , 2000


TABLE OF CONTENTS

In this prospectus, "Propel," the "company," "we," "us" and "our" each refers to Propel, Inc., "Motorola" refers to Motorola, Inc. and "operating companies" refers to the wireless communications operating companies in which we hold an interest, except our 1.9% equity investment in Korea Telecom Freetel. When we refer to our proportionate share of an operating company's licensed population or subscribers, that number is calculated by multiplying the licensed population or subscriber information for that operating company by our economic ownership interest in that operating company at the end of the applicable reporting period. When we refer to our proportionate share of an operating company's revenues or EBITDA, that number is calculated by multiplying the U.S. dollar and U.S. GAAP-reconciled revenue or EBITDA information by our weighted average economic ownership interest in that operating company during the applicable reporting period and, in the cases of our operating companies in Mexico, Chile and Israel, eliminating the effects of accounting for the impact of price level changes, or inflationary accounting.

Propel's financial statements used in this prospectus have been prepared in accordance with U.S. GAAP. The financial statements included in this prospectus for some operating companies have been prepared in local generally accepted accounting principles or international accounting standards. A reconciliation to U.S. GAAP is included in each such operating company's financial statements. Our operating companies in Mexico, Chile and Israel have presented their financial statements reflecting the impact of price level changes as allowed under applicable SEC rules. We have eliminated the effects of inflationary accounting when including the results of operations of these operating companies in the line item "Share of earnings (losses) of affiliates" of our consolidated financial statements and in the proportionate data of our operating companies. For more information, see the consolidated financial statements and notes included elsewhere in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Tables and other data presented in this prospectus may not total due to rounding.

Unless we specifically state otherwise, the information in this prospectus does not take into account the possible issuance of up to   shares of common stock which the underwriters have the option to purchase solely to cover over-allotments.

Dealer Prospectus Delivery Obligation

Until   , 2000, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements included elsewhere in this prospectus.

Propel

Propel, through its operating companies, is a leading international provider of wireless communication services. We develop, operate and own interests in wireless communications businesses in targeted markets throughout the world. Our operating companies serve many of the world's fastest growing wireless markets. Over the past 15 years, we have grown our wireless communications business by rapidly adding subscribers and extending our geographic footprint across Latin America, Europe/ Middle East and Asia. Our operating companies currently offer wireless services in Mexico, Israel, Hong Kong, Egypt, Argentina, Brazil, Lithuania, Jordan, Chile, the Dominican Republic, Pakistan, Uruguay and Azerbaijan. Many of our operating companies hold leading positions in their licensed territories.

Our operating companies are located primarily in markets where rapid economic development is creating significant demand for communications services and the availability of wireline telephone services is often inadequate to meet this demand. We established an early presence in these markets by teaming with prominent local partners and, in many instances, international telecommunications companies.

We take an active role in the management of our operating companies and have representatives on the board of directors of each of them. In addition, we have an operations manager for each of the operating companies who is responsible for day-to-day interaction with operating company management. By leveraging our knowledge and experience, we assist the operating company's management in assessing and improving current operations and developing and implementing growth initiatives. Our operations managers also facilitate the sharing of experience and knowledge across our operating companies and capitalize on the knowledge of our engineering, marketing, human resources and finance specialists to assist our operating companies. We have also assigned a number of our employees to executive positions in our operating companies. We will continue to leverage our international wireless operating expertise to increase subscriber growth and enhance both the revenues and EBITDA of our operating companies.

At December 31, 1999, our operating companies operated under wireless licenses that covered over 350 million people and provided cellular services to approximately 6.8 million subscribers, an increase of 2.7 million subscribers, or 66%, from December 31, 1998. At March 31, 2000, our operating companies provided cellular services to approximately 7.6 million subscribers. Based on our ownership percentages, we had approximately 2.8 million proportionate subscribers as of March 31, 2000. Our proportionate share of the aggregate revenues and EBITDA of our operating companies was $1.2 billion and $202.5 million, respectively, for the year ended December 31, 1999.

Except as otherwise indicated, the following table summarizes pertinent information for each of our operating companies as of and for the year ended December 31, 1999:

	Operating Company Name	Current Propel Ownership(1)	Estimated Licensed Population	Total Cellular Subscribers	Operating Company Revenue	Proportionate Revenue(2)	System Start-Up Date
		(%)	(thousands)		(millions)		
Latin America							
Northern Mexico	Bajacel	48.9	2,850	252	$ 92.7	$ 45.3	1990
	Movitel	55.2	4,741	299	91.3	50.4	1990
	Norcel	100.0	5,423	168	48.4	48.4	1990
	Cedetel	100.0	8,162	362	106.1	106.1	1990
Argentina	Movicom Argentina	25.0	36,580	1,171	830.0	207.5	1989
Brazil	Global Telecom	35.5	14,470	162	44.7	12.1	1998
Chile	ETP	25.0	15,010	656	190.6	47.7	1991
Dominican Republic	Tricom	26.5	8,250	176	170.8	52.6	1992
Uruguay	Movicom Uruguay	32.0	1,529	116	86.4	27.6	1991
Southern Mexico	Portatel	21.7	19,606	88	34.9	7.6	1990
Europe/Middle East							
Israel	Pelephone	50.0	6,122	1,110	709.4	354.7	1986
Egypt	MobiNil	18.0	64,520	507	360.3	64.8	1995
Lithuania	Omnitel	35.0	3,700	198	88.6	31.0	1995
Jordan	Fastlink	26.1	6,150	94	99.3	25.9	1995
Azerbaijan(3)	Bakcell	25.0	7,620	14	13.9	3.4	1994
Asia							
Hong Kong	HTCL	25.1	6,840	1,353	524.5	151.6	1985
Pakistan	Mobilink	30.0	145,750	94	34.9	10.5	1994
Total			357,323	6,820	$3,526.8	$ 1,247.3	

(1) Reflects our direct and indirect economic ownership at June 15, 2000. For more information about the nature of our ownership in these operating companies, see "Business." In May 2000, we entered into agreements with shareholders of Bajacel to purchase their interests in Bajacel, which will result in our direct economic ownership of Bajacel increasing to 100% and our direct and indirect economic ownership of Movitel increasing to 90% upon the completion of this acquisition.

(2) Proportionate revenue is computed by multiplying operating company U.S. dollar and U.S. GAAP-reconciled revenues by our average ownership percentage throughout the period and, in the cases of Mexico, Chile and Israel, eliminating the effects of inflationary accounting. During 1999, our ownership percentage changed in each of Global Telecom and HTCL. Our weighted average ownership interests in those companies for the year ended December 31, 1999 was 27.1% and 28.9%, respectively.

(3) Total operating company revenue and proportionate revenue for Azerbaijan reflects the results of operations for GTIB 1996, Ltd., or GTIB, a holding company which purchases cellular infrastructure and handsets and sells this equipment to Bakcell and provides management services to Bakcell for a fee. Because it did not own a majority of Bakcell during the period presented, GTIB's results of operations do not reflect Bakcell's revenues associated with wireless services. Subsequent to December 31, 1999, GTIB acquired an additional 26% ownership in Bakcell. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

Complementary Businesses

In addition to our actively managed operating companies, we have a 1.9% equity investment in Korea Telecom Freetel, a wireless operator whose stock trades on the South Korean KOSDAQ market. We also operate a handset distribution business in Israel, through our wholly owned Israeli subsidiary, called Wireless Distribution Services, or WDS. For the year ended December 31, 1999, WDS generated revenues and EBITDA of $228.4 million and $8.1 million, respectively. In addition, we recently acquired approximately 16.8% of Zephyr Telecommunications, Inc. on a fully diluted basis. Zephyr operates an international Internet protocol based communications platform, providing international and national long distance telecommunications, broadband Internet access and Web hosting in selected countries.

Competitive Strengths

We believe the combination of the following strengths distinguishes us from our competitors:

• *Experienced Management Team.* Our culturally diverse and multilingual team of professionals has more than 15 years of experience in wireless communications operations and business development.

• *Strong Strategic Relationships.* We have forged strategic relationships with prominent local and regional partners and, in many instances, international telecommunications companies, including Hutchison Whampoa, NTT DoCoMo, France Telecom, Telia, Sonera, Bezeq, DDI, Telecom Italia Mobile and BellSouth.

• *Regional Focus.* Our operating companies are concentrated in Latin America, the Middle East and Asia, which provides us with a strong regional platform to leverage our strategic relationships and operational expertise and positions us for future expansion.

• *Established Presence and Rapidly Growing Base of Subscribers.* Our operating companies serve many of the fastest growing wireless markets in the world. We believe our operating companies' existing network infrastructure and, in most cases, large and rapidly growing subscriber bases provide them with sufficient scale to introduce new services and broad platforms for entering new lines of communications business.

• *Technology Leaders.* We intend to continue our tradition of promoting and encouraging innovation among our operating companies to position them to be among the early adopters of new technology platforms.

Business Strategy

Our goal is to become the leading provider of wireless communications services in each of our operating regions. Key elements of our strategy are to:

• *Maximize Performance of Existing Operations.* We believe there continue to be considerable opportunities for the long-term growth of our operating companies in their existing markets. To achieve this growth, we will continue to actively participate on their boards of directors, leverage our technical and managerial knowledge across our operating companies and selectively assign our employees to our operating companies.

• *Implement New Services.* We plan to assist our operating companies in complementing their current wireless communications offerings with additional services to create new revenue opportunities and allow them to provide bundled services, which will better position them against their competitors.

• *Capitalize on Wireless Data Opportunities.* We expect wireless data services to stimulate subscriber growth, increase usage and enhance revenue growth. All of our operating companies are either operating or installing digital networks which have been or can be upgraded to accommodate these data services. We expect many of our operating companies to introduce or enhance their wireless data services with mobile Internet access, e-mail, e-commerce applications and personalized information delivery services, which can be provided through a mobile phone. We are aggressively pursuing relationships with Internet service providers, wireless data application service providers, local language portals and content companies and related hardware and software companies to develop and enhance the wireless data offerings of our operating companies.

• *Expand and Strengthen Our Geographic Footprint.* We intend to selectively pursue new licenses and business combinations in our targeted regions to complement our existing operations. In particular, we will initially target Latin America, the Middle East/North Africa and China. As opportunities arise, we may also increase our ownership in our existing operating companies by acquiring the interests of their other shareholders.

Our Relationship with Motorola

We are currently a wholly owned subsidiary of Motorola. After the completion of this offering, Motorola will own approximately   % of the outstanding shares of our common stock, or approximately   % if the underwriters exercise their over-allotment option in full. At the time of this offering, two of our four directors will be Motorola officers. Shortly after the completion of this offering, we expect to add five independent directors to our board. Until Motorola divests itself of a substantial portion of our common stock, Motorola will be able to determine the vote on all matters submitted to stockholders, including the election of directors and the approval of extraordinary corporate transactions, such as mergers.

Motorola has informed us that it currently expects to divest its entire interest in our company, which we refer to as a divestiture. Motorola may complete a divestiture by distributing all of its shares of our common stock to its stockholders, which we refer to as a distribution. Motorola has informed us that it currently expects to complete a distribution during the 12 months following this offering. A distribution may be accomplished through one of the following methods:

- *Split-Off*—an exchange offer by Motorola in which holders of its common stock would be offered the option of tendering some or all of their Motorola shares in exchange for shares of our common stock,

- *Spin-Off*—a pro rata dividend by Motorola of its shares of our common stock to holders of its common stock, or

- *Combined Split-Off/Spin-Off*—a combination of the above transactions.

Motorola has the sole discretion to determine the timing, structure and all terms of a distribution of its shares of our stock to Motorola stockholders. A distribution is conditioned upon receipt of a tax ruling that a distribution can be effected on a tax-free basis, for which Motorola has not yet applied. Motorola may also choose to divest its shares of our common stock through a means other than a distribution. These other means may include the sale of all or any portion of Motorola's remaining shares of our common stock in one or more private sales or through subsequent public offerings. Motorola is not obligated to complete a distribution or other form of divestiture, and we cannot assure you as to whether or when a divestiture will occur. See "Our Separation from Motorola."

Most of the operating company shareholders agreements to which we or our subsidiaries are a party contain rights of first refusal that could allow the other shareholders in these operating companies to purchase our equity interests at their fair market value if Motorola were to complete a divestiture of our common stock. We have received waivers of these provisions from most operating company shareholders which would allow Motorola to complete a distribution without triggering the rights of first refusal. These waivers may not apply to other forms of divestitures, however, including a sale by Motorola of our common stock to a third party. We are currently seeking the remaining waivers from the operating company shareholders in Argentina, Hong Kong and Uruguay. See "Our Relationships with Our Operating Companies."

We believe that this offering and our separation from Motorola will enhance our ability to pursue our business strategy free of conflicting business objectives of Motorola, allow us to better incentivize our management team, improve our capital financing flexibility and simplify our internal structure.

Prior to the completion of this offering, we will enter into agreements with Motorola that provide for the separation of our business operations and the provision of transitional services from Motorola. Some of these agreements may have the effect of limiting the conduct of our business and our ability to pursue our business objectives. For further information about these agreements, see "Our Relationship with Motorola."

Our principal executive offices are located at 425 North Martingale Road, 18th Floor, Schaumburg, Illinois 60173 and our telephone number is (847) 435-3700.

The Offering

Shares offered by Propel:

U.S. offering . . . .   shares

International offering. . . . .   shares

    Total . . . .   shares

    Over-allotment option . . . .   shares

Shares to be outstanding after
this offering . . . .   shares

Shares to be held by Motorola after
this offering . . . .   shares

Use of proceeds . . . .   We intend to use the net proceeds of the offering to fund ongoing operations, for acquisitions to expand our portfolio of assets, to invest in the expansion of our existing operating companies, to repay a small portion of our indebtedness to Motorola and for general corporate purposes. For more information on the use of the proceeds from this offering, see "Use of Proceeds."

Proposed Nasdaq National Market symbol . . . . .   "PRPL"

The number of shares of our common stock to be outstanding after the offering does not take into account up to   additional shares of our common stock that are reserved for issuance under our stock incentive plan, including an estimated   shares of our common stock that will be issuable upon exercise by our employees of stock options granted in connection with the offering and an estimated   shares of restricted stock that will be granted to our employees in connection with this offering. The actual number of options and shares of restricted stock will be determined at the time of the offering. For a description of these stock options and shares of restricted stock, see "Management—Incentive Plan."

All the information in this prospectus assumes that the underwriters have not exercised their over-allotment option.

Summary Historical and Pro Forma Financial and Other Operating Data

The following table presents our summary historical and pro forma condensed combined financial and other operating data. The historical statement of operations and cash flow data for 1997, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which were audited by KPMG LLP, whose report indicated a reliance on other auditors with respect to financial statements of some affiliates of Propel that are accounted for in Propel's consolidated financial statements using the equity method of accounting, as indicated in their report. The statement of operations and cash flow data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from our unaudited consolidated financial statements also included elsewhere in this prospectus. In the opinion of management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial data for such periods and as of such dates. Results for any interim period are not necessarily indicative of the results to be expected for the entire year.

We prepared the summary pro forma financial data to illustrate the estimated effects of our increased economic ownership interest in Bajacel, which owns a 68% interest in Movitel, and related transactions. The pro forma statement of operations data for the year ended December 31, 1999 and for the three months ended March 31, 2000 give effect to this acquisition and related transactions as if those transactions had occurred on January 1, 1999 and January 1, 2000, respectively. The pro forma balance sheet data is presented as if those transactions had occurred on March 31, 2000. We believe that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to our increased economic ownership interest in Bajacel and its subsidiary Movitel. The pro forma data do not purport to represent what our results of operations or financial condition would actually have been if such transactions had in fact occurred on such dates or to project our results of operations or financial condition for any future period. The pro forma, as adjusted balance sheet data give effect to the transactions described above and the sale of   shares of our common stock in this offering at an assumed initial public offering price of $ per share.

The data in the following table primarily reflect the results of operations and financial position of Propel and its consolidated subsidiaries. The results of operations and financial condition of our nonconsolidated operating companies are reflected in our statement of operations data under "Share of earnings (losses) of affiliates" and in our balance sheet data under "Investments in and advances to affiliates." Norcel, Cedetel and WDS are currently our only consolidated businesses. For more information about the performance of our operating companies on a proportionate basis, see "Management's Discussion and Analysis of Financial Condition and Results of Operations— Proportionate Results of Operations." You should read the information set forth below in conjunction with "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,		
	Historical			Pro Forma	Historical		Pro Forma
	1997	1998	1999	1999	1999	2000	2000
	(in millions; except subscribers in thousands)						
STATEMENT OF OPERATIONS DATA:							
Revenues	$160.9	$ 226.3	$ 382.9	$ 565.7	$121.6	$ 86.5	$135.0
Costs of services and products	120.1	167.8	297.0	391.7	101.3	60.7	80.3
Selling, general, and administrative expenses	52.6	54.9	79.0	113.8	20.3	22.7	34.5
Depreciation and amortization	28.2	33.0	37.6	78.5	9.6	11.0	19.9
Operating income (loss)	(40.0)	(29.4)	(30.7)	(18.3)	(9.6)	(7.8)	0.3
Share of earnings (losses) of affiliates	44.2	47.6	(32.0)	(44.3)	(6.3)	(2.3)	(10.6)
Interest expense	6.6	14.6	12.5	50.1	4.3	4.5	13.7
Other (income) expense	(50.2)	(25.4)	(48.8)	(49.5)	(5.4)	(5.2)	(5.8)
Earnings (loss) before income taxes	47.8	28.9	(26.4)	(63.2)	(14.8)	(9.4)	(18.2)
Income tax expense (benefit)	7.7	(1.0)	16.6	7.7	2.0	(1.7)	(7.6)
Net earnings (loss)	$ 40.2	$ 29.9	$ (43.0)	$ (70.8)	$(16.8)	$ (7.7)	$(10.7)
Unaudited pro forma net earnings (loss) per common share(1)			$	$	$	$	$
Weighted average shares outstanding							
CASH FLOW DATA:							
Cash provided by (used in):							
Operating activities	$(19.8)	$ (10.3)	$ 1.1		$(16.4)	$ 0.2	
Investing activities	(145.3)	(162.7)	(121.1)		(9.7)	(21.5)	
Financing activities	172.3	173.2	124.9		20.1	16.1	
OTHER DATA:							
EBITDA(2)	$(11.8)	$ 3.6	$ 6.9	$ 60.2	$ (0.1)	$ 3.1	$ 20.2
Proportionate subscribers(3)	1,050	1,574	2,554	2,786	1,771	2,805	3,051
Proportionate revenues(3)	$880.6	$1,058.7	$1,247.3	$1,326.5	$289.5	$362.3	$386.2
Proportionate EBITDA(3)	254.8	302.1	202.5	225.2	62.3	79.3	86.1
Proportionate net debt (at period end)(3)	441.8	720.5	1,035.4	1,381.1	*	*	*

	At March 31, 2000		
	Actual	Pro Forma	Pro Forma, As Adjusted
BALANCE SHEET DATA:			
Cash and cash equivalents	$ 13.7	$ 31.8	
Investments in and advances to affiliates	674.7	629.7	
Total assets	1,449.5	2,030.0	
Notes payable and long-term debt, including related parties and current maturities	152.3	519.8	
Stockholder's equity	982.2	982.2	

*   Data not available.

(1) Pro forma net earnings (loss) per share was calculated by dividing the net earnings (loss) for each period by the shares of our common stock to be outstanding at the time of the offering.

(2) "EBITDA" is defined as operating income before depreciation and amortization expense. EBITDA is an indicator used by management to measure our performance and ability to generate cash flow. EBITDA does not represent cash flows for the period and is not an alternative to operating or net income as an indicator of operating performance. You should not consider it alone or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Our computation of EBITDA may not be comparable to the computation of similarly titled measures reported by other companies.

(3) For more information regarding the calculation of proportionate data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proportionate Results of Operations."

RISK FACTORS

You should carefully consider each of the following risks and uncertainties and all of the other information contained in this prospectus before deciding to invest in shares of our common stock. We have separated the following risks into three categories:

- *risks relating to our relationship with Motorola,*

- *risks relating to us and our industry and*

- *risks relating to this offering and our common stock.*

Many of the risks described in these risk factors may directly affect our operating companies and may therefore affect us to the extent of our ownership in the affected operating companies. If any one of our operating companies is harmed or fails as a result of any of these risks, our business will be adversely affected, and this effect could be material. Any adverse impact on us will be magnified to the extent that more than one operating company is harmed or fails.

If any of the following risks and uncertainties occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Relationship with Motorola

Our business may be adversely affected if Motorola does not complete its divestiture of our company

If Motorola fails to complete a divestiture of its entire interest in our company within the time it has contemplated, or at all, our business may be adversely affected. Specifically, we may not realize, among other things, the operating flexibility and removal of competing Motorola business objectives we expect to achieve in connection with a divestiture, all of which we expect to play an integral role in pursuing our business strategy. Although Motorola has advised us that it currently expects to complete a distribution within the 12 months following this offering, it is not obligated to do so and we cannot assure you as to whether or when a distribution or other form of divestiture will occur. Moreover, a distribution of our common stock to Motorola stockholders is contingent upon Motorola's receiving a favorable tax ruling as well as general market conditions, neither of which we can control. In addition, we must repay some of the indebtedness owed to Motorola and its affiliates in order for Motorola to complete a distribution. On a pro forma basis, after giving effect to the Bajacel acquisition, this indebtedness totaled approximately $490 million. We cannot assure you we will have the funds in place to repay such indebtedness within the time frame contemplated to complete a distribution, or at all. This means that we cannot assure you that we will obtain the expected benefits or as to the timing of any such benefits, if realized, from a distribution or other form of divestiture. For more information about Motorola's plan to divest Propel, see "Our Separation from Motorola."

Until a divestiture occurs, the risks discussed below relating to Motorola's control of our company, the potential conflicts of interest between our company and Motorola and the potential conflicts of interest of the two members of our board of directors who are also officers of Motorola will continue to be relevant to our stockholders.

We are, and may continue to be, controlled by Motorola and our other stockholders will be unable to affect the outcome of stockholder voting during that time

After the completion of this offering, Motorola will own about   % of our outstanding shares of common stock, or about   % if the underwriters exercise their over-allotment option in full. As long as Motorola owns a majority of our outstanding common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, Motorola could amend our organizational documents and elect our entire board of directors and remove any director, with or without cause. Therefore, Motorola could be in a position to control matters affecting us that require board approval, including:

- any determination with respect to our business strategy and policies;

- mergers or other business combinations involving our company;

- our acquisition or disposition of assets;

- future issuances of common stock or other securities by us;

- our incurrence of debt; and

- the payment of dividends on our common stock.

In addition, as long as Motorola holds a significant interest in our common stock, it may be able to exercise a significant amount of influence over many matters, even when it ceases to own a majority of our common stock. For more information, see "Description of Capital Stock—Material Provisions of the Restated Certificate of Incorporation and Bylaws."

Motorola will continue to have a significant ownership interest in our company after this offering, and conflicts of interest may arise between us and Motorola in a number of areas relating to our past and ongoing relationships, including:

- the nature, availability and pricing of products and services provided by Motorola to us and our operating companies;

- the nature of our relationships with our operating companies and their other shareholders;

- the nature of our competition with Motorola and its customers;

- the allocation of future business opportunities between us and Motorola;

- tax and employee benefit matters and other matters arising from our separation from Motorola; and

- sales or distributions by Motorola of all or any portion of its ownership interest in our company.

Despite our contractual arrangements with Motorola, we cannot assure you that we will be able to resolve any potential conflicts with Motorola, or that, if resolved, we would not have been able to receive a more favorable resolution if we were dealing with an unaffiliated third party. For more information regarding our relationship with Motorola, see "Our Relationship with Motorola."

We may be exposed to significant tax liability in connection with our separation from Motorola

If Motorola completes a distribution of its shares of our common stock to Motorola stockholders which is held to be taxable for U.S. income tax purposes or Motorola's division of Israeli assets related to our business from assets unrelated to our business is held to be taxable for U.S. or Israeli income tax purposes, we and Motorola could be subject to a material amount of taxes. We will be liable to Motorola for any corporate level taxes incurred by Motorola if those taxes are attributable to actions we take or fail to take in violation of our agreements with Motorola. For a description of Motorola's and our obligations in connection with a distribution of its shares of our common stock to Motorola stockholders or in connection with the separation of Israeli assets, see "Our Relationship with Motorola—IPO and Distribution Agreement."

We are subject to contractual limitations by Motorola that could limit the conduct of our business and our ability to pursue our business objectives and business opportunities

In connection with our separation from Motorola, we have entered into agreements with Motorola that contain a number of restrictive covenants that, individually or in the aggregate, could materially limit the way in which we will conduct our business and our ability to pursue our business objectives. Consequently, our future financial results may be adversely affected, and we may be unable to meet our business and growth objectives. Covenants in our various agreements with Motorola will, among other things, limit our ability to complete business combinations, incur debt or issue capital stock. Except in connection with the separation of Israeli assets related to our business, these covenants will not expire until the earlier of two years after Motorola completes the last distribution of its shares of our common stock to its stockholders or the date Motorola elects not to proceed with a distribution. For more information about these agreements, see "Our Relationship with Motorola—IPO and Distribution Agreement."

Our operating companies may be adversely affected by competition from Motorola and affiliates of Motorola in those markets where they offer competing wireless communications services

Motorola will retain its interests in wireless operating companies which we previously managed in Japan and Honduras due to adverse restrictions associated with their transfer. In addition, Motorola currently has direct investments in specialized mobile radio, or SMR, and enhanced specialized mobile radio, or ESMR, operators in Israel, as well as Australia, China, Colombia, Costa Rica, the Czech Republic, Ecuador, Germany, India, Japan, Poland and Turkey. These investments were made and are managed by business units within Motorola other than Propel, as they are not cellular operations. However, SMR and ESMR operators may compete against our operating companies, as is the case with Motorola's ESMR business in Israel. Motorola also owns approximately 15% of Nextel Communications, Inc. Nextel Communications, through its wholly owned subsidiary, Nextel International, Inc., has ESMR operations and investments in many countries around the world, including Argentina, Mexico and Brazil.

Motorola's ownership of interests in companies that directly or indirectly compete with our operating companies may result in conflicts of interest. Furthermore, there is no contractual or legal prohibition preventing Motorola or any of its affiliates from competing with us in bidding for new licenses or entering markets in which we compete or intend to compete. In the event current and potential subscribers choose wireless communications services from other wireless operators in which Motorola has investments, our competing operating companies' revenues and results of operations could be adversely affected.

After this offering or a divestiture, we will have reduced access to Motorola resources

We have in the past obtained access to significant technical, financial and other resources from Motorola. For example, our capital needs have been satisfied by Motorola's corporate-wide cash management policies. We believe this access has provided us with a competitive advantage. Except as otherwise provided in the agreements governing our separation from Motorola, we will not have access to these resources after this offering or a divestiture of our common stock by Motorola. In addition, we believe that our affiliation with Motorola has, in many cases, provided us with a competitive advantage in identifying, qualifying for and participating in international telecommunications opportunities and attracting partners. Our ability to identify, qualify for and participate in future opportunities for our existing, and any new, operating companies may be adversely affected by our separation from Motorola. For more information regarding our separation and relationship with Motorola, see "Our Separation from Motorola" and "Our Relationship with Motorola."

Because the historical financial information included in this prospectus relates to periods during which we were wholly owned by Motorola, this information may not be indicative of how we would have performed or how we will perform as an independent public company

The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. Therefore:

- we have made assumptions and allocations because Motorola did not account for us, and we were not operated as, a single stand-alone business for any of the periods presented; and

- the information does not reflect many significant changes that will occur in our funding and operations as a result of our separation from Motorola.

We cannot assure you that the assumptions and allocations we have made in preparing our historical financial statements are accurate or appropriately reflect our operations during the applicable period as if we had in fact operated as a stand-alone company. As a result, we cannot assure you that our historical results of operations are indicative of our future operating or financial performance. For additional information, see "Selected Financial and Other Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The transitional and other services being provided to us by Motorola may not be sufficient to meet our needs which may require us to incur additional costs

We currently have, and after the offering and any divestiture by Motorola of our common stock will continue to have, a variety of contractual relationships with Motorola and its affiliates, including agreements under which Motorola will provide various transitional services to us. These services include:

- treasury, accounting and payroll services;

- information systems services; and

- human resources services.

While Motorola is contractually obligated to provide us with these transitional services for a limited period of time, we cannot assure you that these services will be provided at the same level, or that we will obtain the same benefits, as when we were operated as a division of Motorola. Because Motorola is only required to provide these services for a limited period of time, we will be required to find a third-party source for these services or begin to provide them for ourselves. Because these agreements with Motorola were negotiated in the context of a parent-subsidiary relationship, the prices charged to us under these agreements may be lower than the prices that may be charged by unaffiliated third parties for similar services. We cannot assure you that, after these agreements expire or are terminated, we will be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we received from Motorola. Additional expenses incurred in replacing these services or the failure to replace these services could adversely affect our results of operations.

Two of our directors may have conflicts of interest because they are also officers of Motorola

At the time of this offering, two of our four directors will be Motorola officers. Shortly after the completion of this offering, we intend to increase the size of our board to nine members, two of whom are expected to be Motorola officers. Our directors who are also officers of Motorola may have conflicts of interest in connection with matters potentially or actually involving or affecting us, including acquisitions, financings and other corporate opportunities that may be suitable for both us and Motorola. Although our directors have fiduciary duties to us under Delaware corporate law and our certificate of incorporation contains procedures for resolving these potential conflicts, we cannot assure you that any conflicts will be resolved in our favor. In addition, as majority stockholder, Motorola could change these procedures or elect additional designees of Motorola to our board. For more information about the relevant provisions of our certificate of incorporation, see "Description of Capital Stock— Material Provisions of the Restated Certificate of Incorporation and Bylaws."

In addition, some of our directors and a number of our executive officers own substantial amounts of Motorola's common stock and options to acquire Motorola stock. This ownership could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for us and Motorola. For details of this ownership, see "Management—Stock Ownership of Directors and Executive Officers."

If Motorola fails to supply our handset distribution business with adequate quantities of handsets, this could adversely affect our results of operations

In connection with our separation from Motorola, we and our wholly owned Israeli subsidiary will enter into a handset distribution agreement with Motorola for the benefit of WDS, our Israeli handset distribution business. This distribution agreement will contain provisions for handset sales in Israel which preclude WDS from procuring handsets from other manufacturers. In the event Motorola has an inadequate supply of handsets or chooses to allocate its supply to other distributors, WDS may be unable to meet the demands of its customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, in the first quarter of 2000, WDS experienced severe product supply shortages from Motorola, which had a material adverse effect on its results of operations. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations."

Changes in tax law may prevent Motorola from pursuing a distribution which could adversely affect the market price of our common stock

The Clinton administration, in its fiscal year 2001 budget, has proposed to change the definition of "control" for purposes of effecting a transaction such as a distribution of our common stock to Motorola stockholders under Section 355 of the Internal Revenue Code of 1986. As proposed, the change would apply to transactions entered into on or after the date of enactment. If this or any similar proposal were enacted, Motorola may not be able to make a distribution in a tax efficient manner. If there are adverse tax consequences to Motorola in connection with a distribution of our common stock to Motorola stockholders, Motorola may decide not to make a distribution. This could impair the value of your investment in our company. We cannot predict whether the Clinton administration's proposal eventually will be enacted by the U.S. Congress and, if enacted, whether it will be in the form proposed or whether it will apply to a distribution of Motorola's shares of our stock to its stockholders.

A divestiture by Motorola of our common stock could have adverse contractual and regulatory implications for us

Most of the operating company shareholders agreements to which we or our subsidiaries are a party contain rights of first refusal that may require us to sell our interests in these operating companies if we undergo a change of control. Upon a divestiture of our common stock by Motorola, a change of control may be deemed to occur under the terms of these shareholders agreements. These rights could allow the other shareholders in these operating companies to purchase our equity interests at fair market value upon completion of a distribution of our common stock to Motorola stockholders or any other form of divestiture by Motorola. Although we have received waivers of these rights of first refusal from the other shareholders of most of our operating companies in connection with a distribution of our common stock to Motorola stockholders, these waivers may not apply to other forms of a divestiture. In addition, we have not received waivers for our operating companies in Argentina, Hong Kong and Uruguay. If we are unable to obtain these waivers, it is possible that the other shareholders in those operating companies could exercise their rights of first refusal to purchase our interests in those operating companies at fair market value upon a distribution. If Motorola elects to effect a divestiture that is not a distribution, we may be required to obtain new waivers or be subject to the exercise of the rights of first refusal from most of the other shareholders in our operating companies. In addition, in the event we are unable to amend the organizational documents of Tricom, our operating company in the Dominican Republic, prior to a distribution or other form of divestiture, we could lose the enhanced voting rights of our Tricom shares and the minority protections under the Tricom shareholders agreement.

Motorola's contribution of Pelephone, our Israeli operating company, to us, this offering and a distribution of our common stock to Motorola stockholders or any other form of divestiture may violate provisions of the license under which Pelephone operates. We are currently seeking the approval of the Israeli government of the contribution, this offering and a distribution. In addition, the license under which our operating company in Brazil conducts business contains restrictions on Motorola's ability to divest our common stock through means other than a distribution without governmental approval.

Risk Factors Relating to Us and Our Industry

Our operating companies face substantial competition

As a result of increased competition, the prices for wireless services have significantly declined over the past few years. We expect that the prices that our operating companies charge for their products and services will continue to decline over the next few years as competition intensifies in the markets in which they operate. Because of competition for subscribers, many of our operating companies, in order to gain or maintain market share and grow their subscriber bases, offer significant handset subsidies and match their competitors' rate discounts. In some markets, including Hong Kong, competition for subscribers has resulted in our operating companies offering free handsets to remain competitive. In other markets, such as Israel, our operating companies use CDMA technology, which requires relatively expensive handsets compared to the GSM handsets of their competitors. The higher cost of these handsets requires our operating companies to subsidize a larger portion of handset costs in order to offer competitive prices, which may adversely affect their profitability or put them at a competitive disadvantage.

In addition, the wireless communications industry has experienced a significant amount of consolidation. Multinational communications companies have been entering into mergers and joint ventures with each other and with smaller, regional wireless service providers. We believe that this consolidation and expansion is creating large, well capitalized competitors with substantial financial, technical, marketing and other resources that will compete against our operating companies. Many of these competitors will compete with us for the acquisition of new licenses. As a result, licenses in many markets have become more expensive. Also, these competitors may be able to offer services more quickly and economically than our operating companies, which could have a material adverse effect on our operating companies' market share, revenues and results of operations.

We also believe our operating companies will continue to face competition from new technologies and services that will be introduced in the future. Although our operating companies intend to employ the newest technologies, there will be a continuing competitive threat from even newer, more advanced technologies that may render older technologies less competitive and require our operating companies to invest significant amounts of capital in these new technologies. We cannot assure you that we or our operating companies will be able to compete successfully or that new technologies and products that are more commercially effective than our operating companies' products and services will not be offered by their competitors.

The financial results of our operating companies may be difficult to obtain on a timely basis

We do not control most of our operating companies, and therefore we may have difficulty obtaining audited financial results from them in a timely manner, or at all. In addition, financial data obtained from our operating companies may not be prepared on a comparable basis, as a result of local practices and peculiarities unique to a particular operating company or other reasons. The failure to obtain and disclose financial information in a timely manner could subject us to penalties under federal securities laws and cause a default under financing arrangements and other agreements we may enter into from time to time, including the IPO and Distribution Agreement with Motorola. As a result, our ability to access capital markets may be limited, which would have a material adverse impact on us and the market price of our common stock.

We may be unable to meet our future capital and liquidity requirements which could impair our ability to increase our revenues and profitability

In the past, our capital needs have been satisfied by Motorola's corporate-wide cash management policies. However, Motorola has informed us that it no longer intends to provide additional funds to finance our operations or to guarantee new borrowings to generate such funds. After this offering, our primary source of cash, other than the proceeds of this offering, to fund our operations, fund our operating companies and make additional investments, will be from future issuances of equity or debt securities, sales of our ownership interests in our operating companies and dividends provided to us by our operating companies. In addition, some of our operating companies may require additional financing to meet their capital expenditure, working capital and debt service obligations. For example, in Brazil, current funding obligations of Global Telecom exceed funding commitments and available capital in 2000. We have not historically received, and do not currently expect to receive in the near future, significant dividends from our operating companies. We expect that our credit rating after this offering will be lower than Motorola's and thus, we do not believe we will be able to obtain financing with interest rates and terms as favorable as those received by Motorola. As a result, we expect that our cost of capital in the future will be higher than that reflected in our historical financial statements. Additionally, the sale of our interests in our existing operating companies is subject to contractual and other restrictions and then existing market conditions. As of result of the foregoing, we may be unable to meet future capital and liquidity requirements, which may limit our ability to implement our business strategy and grow our business.

Because we are unable to control the activities of many of our operating companies, we depend on the cooperation of those operating companies and their other shareholders, some of whom compete with us in other markets

We do not own a majority interest in most of our operating companies. Although we are actively involved in the management of their businesses, we are precluded in many cases from independently controlling them. Moreover, many of the shareholders agreements to which we are a party contain significant blocking rights under which a minority shareholder may prohibit an operating company from engaging in activities that are approved by a majority of its shareholders. As a result, we are generally unable to cause our operating companies to implement strategies that we may favor or to cause dividends or other distributions to be made without the consent of the other shareholders. In addition, the refusal or inability of other shareholders to approve borrowings, to guarantee third-party financing, or to fund their share of capital contributions could result in a deadlock or could adversely affect the viability of an operating company if we do not contribute to it on a disproportionate basis. Our partners in some of our operating companies are investors in competitors of our operating companies in other markets.

As a result, we cannot assure you that all of our relations with the other shareholders in our operating companies will be harmonious and successful. Disagreements with them could impede the execution of our strategy and work to the favor of our operating companies' competitors which could adversely affect our operating companies' results of operations. For more information, see "Our Relationships with Our Operating Companies."

Provisions in the organizational documents, the shareholders and financing agreements of many of our operating companies and in agreements relating to our separation from Motorola may impair our ability to freely transfer our interests in our operating companies

The organizational documents and shareholders and financing agreements of many of our operating companies include limitations on our ability to transfer our equity interests in those operating companies. These limitations include rights of first refusal of other shareholders on any transfer, which may impede the timely sale of such interests and impact amounts we may receive upon a sale. In addition, our ability to dispose of interests in our operating companies could be restricted by:

- various provisions in the agreements relating to our separation from Motorola;

- terms and conditions of our operating companies' licenses and local government regulations; and

- the significant size of our equity interests in some of our operating companies and, in many cases, the absence of public or private markets for the equity of our operating companies.

Although our operating companies seek to obtain financing on a nonrecourse basis to their shareholders, we and our other shareholders have been, and in the future may be, asked to provide guarantees, pledge our interests or enter into project completion agreements to secure borrowings by our operating companies. For example, we have pledged approximately 63% of our interests in HTCL, our Hong Kong operating company, to Commerz (East Asia) Limited in relation to financing agreements. Creditors could prohibit a sale of our interest or impose conditions on such a sale that could result in less favorable terms for us. In addition, many of our shareholders agreements contain provisions which may limit our ability to transfer interests in our operating companies to competitors of those operating companies or competitors of the other shareholders of those operating companies, or prohibit us from competing against those operating companies in a similar venture subsequent to a sale of our interest. As a result, there can be no assurance that we will be able to realize the economic benefit of our ownership interests in those operating companies through their sale or otherwise. For more information, see "Our Relationships with Our Operating Companies."

The prices realized on the sales of our interests in our operating companies may be less than our initial investment

Our management regularly evaluates our strategic investments to ensure that each of them supports our overall business strategy. In the event our management determines that any investment is no longer consistent with our business objectives, we may seek to sell our ownership interest in that operating company. In the event we are able to complete a sale of our interest in an operating company, the price realized on any sale could be less than our overall investment. In addition, there may be substantial restrictions on our ability to repatriate amounts realized upon the sale of investments in our operating companies, including taxes on amounts we seek to repatriate, as well as substantial taxes imposed on us in such a sale.

We and some of our operating companies have incurred operating losses and may continue to do so for the foreseeable future

We incurred net losses of approximately $43.0 million for the year ended December 31, 1999 and $7.7 million for the three months ended March 31, 2000. Some of our operating companies, such as Global Telecom in Brazil are, and any new company we form or invest in will likely be, in the early stages of development and may incur losses for some time. Even successful wireless communications companies typically generate significant losses while they grow. As a result, the income, if any, generated by some of our operating companies may be offset by the losses of other operating companies.

We are subject to various risks associated with our international operations, many of which are located in developing countries

All of our operating companies, as well as WDS, are located outside the United States. International operations, particularly in developing countries, are subject to a number of risks and uncertainties, including:

- difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations, including the collection of receivables through foreign legal systems;

- unexpected changes in regulatory environments;

- longer payment cycles;

- tax rates that may exceed those of the United States and earnings that may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

- political and economic instability;

- nationalization of properties by foreign governments; and

- war and civil disturbance.

As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks that our operating companies may face. Any of these factors could impair our ability to expand into new markets and could prevent us from increasing our revenues and our profitability and meeting our growth objectives.

We may have difficulty enforcing agreements in foreign countries

A number of the agreements we enter into with the other shareholders in our operating companies are governed by the laws of, and are subject to dispute resolution in the courts of or through arbitration proceedings in, the country or region in which the operation is located or elsewhere outside the United States. We cannot accurately predict whether such forums will provide us with an effective and efficient means of resolving disputes that may arise in the future. Even if we are able to obtain a satisfactory decision through arbitration or a court proceeding, we could have difficulty enforcing any award or judgment on a timely basis. Our ability to obtain or enforce relief is therefore uncertain.

Our operating companies may have to pay import duties on network equipment and handsets, which could have a material adverse effect on our results of operations

Our operating companies are highly dependent upon the successful and cost-efficient importation of infrastructure equipment and handsets from North America, Europe and Asia. In the countries in which our operating companies operate, network equipment and handsets may be subject to significant import duties and other taxes. For example, in Brazil such duties and taxes are as high as 42%.

Significant import duties and other taxes imposed on our operating companies could, in the aggregate, have a material adverse effect on their results of operations.

Fluctuations in foreign exchange rates and shortages in foreign currency reserves could diminish our operating companies' revenues and devalue our foreign investments

Our reporting currency is the U.S. dollar. However, our operating companies generally transact their day-to-day business in local currencies. A significant weakening of the currencies in which our operating companies generate revenue against the U.S. dollar may adversely impact the reported results of operations of those operating companies. This weakening could also have a negative effect on an operating company's ability to meet its obligations if it has significant costs or obligations, including network infrastructure costs, other capital expenditures, indebtedness or liabilities, that are not denominated in its local currency.

Many of our operating companies, including MobiNil in Egypt, Mobilink in Pakistan and Global Telecom in Brazil, are subject to tariff regulation by government authorities and may not be permitted to increase tariffs in response to a currency devaluation. Even if an operating company is permitted to increase tariffs, devaluations in its local currency could affect the ability of its subscribers to absorb those increases. In addition, many foreign economies have experienced shortages in foreign currency reserves and restrictions on the ability to expatriate local earnings and convert local currencies into U.S. dollars. To the extent that any of our operating companies seek to make a dividend or other distribution to us, or to the extent that we seek to liquidate an investment in an operating company and repatriate monies from a relevant country, these foreign exchange controls or other restrictions may effectively prevent the transfer of funds to us or the exchange of local currency for U.S. dollars. As a result, foreign exchange controls could also restrict the ability of our operating companies to pay any debt that is not denominated in local currency. These currency restrictions could limit our ability to deploy capital effectively by using the excess cash flows of operating companies generating excess cash to fund the capital needs of other operating companies.

Currency devaluations in one country may have adverse effects in another country. For example, in late 1994 and 1995, several Latin American countries were adversely affected by the devaluation of the Mexican peso following that country's presidential elections. A new presidential term will begin in Mexico in December 2000. The Asian and Russian economic crises of 1998 also had an adverse effect on the financial and foreign exchange markets of other countries, leading to increased pressures on local interest rates and currencies, including those of Argentina and Brazil. These pressures, in turn, have inhibited the ability of companies operating in some markets to obtain necessary financing and increase prices for their services. Any devaluation of local currencies in the countries where our operating companies operate, or restrictions on the expatriation of earnings or capital from these countries, could have a material adverse effect on their results of operations and financial condition.

Our operating companies may face significant disadvantages when competing against government-owned or government-affiliated telecommunications companies and wireline monopoly operators

In markets where our operating companies compete against a government-owned or government-affiliated telecommunications company, those operating companies may be at a competitive disadvantage. Government-owned or government-affiliated competitors may have:

- relationships with national regulatory authorities;

- control over connections to local telephone lines; and

- the ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis.

To the extent government-owned or government-affiliated telecommunications companies are privatized or join with an established foreign telecommunications company, competition from these companies may increase due to infusions of capital and managerial and technical talent. In some cases, these companies may also continue to enjoy the legacy of their pre-privatization privileges. Our operating companies may encounter obstacles and setbacks if local governments adopt policies favoring these competitors or otherwise afford them preferential treatment.

Our operating companies compete indirectly against wireline companies, nearly all of which are wireline monopolies in the markets in which they operate. In some of these markets, the wireline provider is also a wireless operator, such as Telmex in Mexico, competing directly against our operating companies. Often, the monopoly wireline provider enjoys competitive advantages similar to the advantages described above. As a result, our operating companies may be at a competitive disadvantage to monopoly wireline providers who, because of their affiliations, offer a cheaper and broader range of services, particularly where our operating companies seek to offer new telecommunications services, including domestic and international long distance service.

Our operating companies may not successfully develop new communications services on a timely basis or at all, which could impede their growth strategies and cause the loss of capital investments

An element of our operating companies' strategy is to provide new services, including Internet services, wireless data and data network services. These initiatives could fail for any number of reasons, including insufficient capital, limited technical and managerial resources or competitive factors. In addition, the ability to introduce new services depends on whether and on what terms the new services are permitted by local laws and regulations. Even if implemented, we cannot assure you that these services will be profitable. If they are not, our operating companies' growth strategies could be impaired.

Furthermore, demand for some of these new communications services is unproven, and we cannot guarantee that demand for these services will ever develop. Our operating companies may incur significant rollout and deployment costs to develop services for which there is less demand than they anticipated, and the value of their investments in these new services could be lost. In addition, even if there is significant demand for these services, it may be at lower price levels than are anticipated and which do not allow an adequate return on investment.

Providing additional services may require additional spectrum, which may not be available to us at a reasonable cost or at all

Our operating companies plan to introduce new wireless communications services. However, many of them may have insufficient radio frequency spectrum to provide these services and even where they do have spectrum capable of carrying additional types of wireless communications services, they may not have sufficient capacity due to existing traffic. Moreover, the cost of new licenses is increasing in many markets, while availability of spectrum is limited. For example, the recent auction price for third generation, or 3G, licenses, which allow for significantly greater transmission capacity, for the United Kingdom was reported to be ten times higher than the British government's expectations. Furthermore, our operating companies may be prevented from bidding for additional spectrum due to relationships with other shareholders and restrictions contained in the shareholders agreements to which we or our subsidiaries are a party. For more information, see "Our Relationships with Our Operating Companies." As a result, we cannot assure you that our operating companies will be able to acquire additional spectrum at a reasonable cost, or at all.

Our operating companies may not be able to maintain licenses that they need to operate their businesses

The ability of our operating companies to retain and exploit their existing telecommunications licenses and to renew licenses when they expire is essential to our operations and profitability. Some of our operating companies' licenses are due to expire in the near future. For example, two of the three licenses under which HTCL provides services are scheduled to expire in 2002. Most of our operating companies' wireless communications licenses have fixed terms and may not be automatically renewed. In cases where license terms are fixed, there can be no assurance that licenses will be renewed, or if renewed, that renewal will be on acceptable economic or other terms.

We and many of our operating companies may grow rapidly and may be unable to manage that growth

We expect that we and our operating companies will grow rapidly. For example, Movicom Argentina has recently been awarded a license to operate wireless networks in the interior of that country. In order to capitalize on the introduction of advanced data and long distance services in this market, Movicom Argentina will be required to deploy a significant additional amount of capital resources. Rapid growth often places considerable operational, managerial and financial strain on a business. To successfully manage rapid growth, each of our operating companies must accurately project their rate of growth and:

- rapidly improve, upgrade and expand their business infrastructure;

- deliver products and services on a timely basis;

- maintain levels of service expected by customers;

- recruit, hire and train additional qualified employees; and

- maintain adequate levels of liquidity;

Any failure by our operating companies to successfully manage growth could result in cost overruns, inefficiencies, missed market opportunities, poor subscriber relations and generally poor financial results.

We may not be successful if we lose key personnel or are unable to hire additional qualified personnel

Our future success depends on our ability to attract and retain highly skilled professionals. The market for these employees is very competitive. If we cannot continue to attract and retain quality personnel, our ability to compete, grow our business and execute our operating strategies will be severely limited. We do not presently have employment agreements with any of our key management or other personnel, and we cannot assure you as to how long they will remain with our organization. We also do not presently have any key person life insurance policies for any of our personnel.

In addition, the success of our operating companies depends on their ability to attract and retain managers, engineers and other highly skilled professionals. The market for these employees varies by region, but in general is very competitive. We cannot assure you that our operating companies will be able to attract and retain these personnel. If any of our operating companies are unable to do so, their financial performance could suffer. For example, in connection with the pending Bajacel acquisition, the president of our northern Mexico operating companies is expected to step down.

If our operating companies cannot continue to successfully build their networks, or build them in a timely and cost-effective basis, their competitive positions, licenses and revenues could be adversely affected

If our operating companies cannot satisfactorily complete the planned build-out of their wireless networks, or do so in a timely manner, they could lose potential and current customers to competitors, and their revenues could consequently suffer. In addition, many of their licenses contain network build-out and operating requirements as a condition to their retention. As our operating companies continue to develop their networks, they must continue to:

- obtain additional cell and switch sites;

- obtain additional rights of way, government approvals and permits for network construction;

- complete radio frequency design and updates;

- design and install additional switching systems, radio systems, interconnection facilities and operating support systems;

- expand and maintain customer care, network management, billing and management and administrative systems; and

- obtain additional radio spectrum.

We cannot guarantee that our operating companies will be able to develop and build-out their networks as planned, as many elements of the network build-out are not under their control. Our operating companies' ability to develop their networks is also affected by other factors, including the availability of capital, relations with capable suppliers and vendors, political or regulatory factors and foreign currency fluctuations.

Regulation of the wireless industry may result in the loss of our operating companies' licenses, concessions or markets or increases in competition, compliance costs or capital expenditures for network developments

The ownership, construction, operation and interconnection arrangements of wireless communications systems and the grant, maintenance and renewal of applicable wireless licenses in each of the countries where our operating companies offer services are regulated by governmental authorities. In some cases, regulatory authorities also operate or control the operations of actual or potential competitors. Changes in the current regulatory environment of, or judicial intervention in, these markets could have a material adverse effect on our operating companies. In addition, the regulatory framework in some of these countries is relatively new and, therefore, the enforcement and interpretation of regulations, the assessment of compliance and the degree of flexibility of regulatory authorities are uncertain. A failure by one or more of our operating companies to comply with applicable governmental regulations could result in the loss of licenses or the assessment of penalties or fines or otherwise could have a material adverse effect on our operating companies' results of operations. For a more detailed description of the regulatory environment in each of the countries in which our operating companies do business, see "Regulation."

Our operating companies rely on a limited number of key suppliers and vendors for timely supply of equipment and services

Our operating companies depend on a limited number of suppliers and vendors for handsets and network infrastructure. If these suppliers experience interruptions or other problems delivering these products on a timely basis, the business and results of operations of our operating companies could be adversely affected. Our operating companies rely primarily on Motorola, Nokia, Ericsson and Samsung to provide on a timely basis adequate quantities of wireless handsets that feature the latest technological innovations favored by their customers. These suppliers also supply handsets to the competitors of our operating companies. To the extent our competitors have better relationships with these suppliers, or are otherwise afforded preferential treatment, they may obtain larger quantities of newer, more desirable handsets more quickly and at better prices than our operating companies. Other than as provided in the distribution agreement with WDS, Motorola is under no obligation to provide handsets to us or our operating companies.

In addition, the initial choice of a network infrastructure supplier by our operating companies can, where proprietary technology of the supplier is an integral component of the network, cause the operating companies to be effectively locked into one or a few suppliers for key network components. Except in the case of GSM networks, substituting network infrastructure suppliers could require significant expenditures. As a result, our operating companies have become reliant upon a limited number of network equipment manufacturers, including Motorola, Nokia, Ericsson, Alcatel, Nortel and Lucent. We cannot assure you in the event it becomes necessary to seek alternative suppliers and vendors that our operating companies would be able to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis, or at all. Motorola is under no obligation to provide infrastructure equipment to us or our operating companies on a preferential basis, or at all.

Competition can increase customer churn, which can in turn reduce revenues and profits and increase our operating companies' marketing, distribution and customer acquisition costs

Our operating companies incur significant costs when obtaining new subscribers. The wireless industry, however, is characterized by a high rate of subscriber cancellation of services, which is commonly referred to in the industry as churn. Churn can be the result of several competitive factors, including price, service offerings, network coverage and reliability issues and customer care concerns. Churn is driven higher by additional competition, as new market entrants offer attractive incentives to attract new subscribers. Moreover, churn may be more prevalent in markets, like Hong Kong, that offer number portability, which allows a subscriber to retain his or her cellular telephone number when switching operators. Attempting to reduce churn increases costs as incentives are offered to long-term subscribers to remain as customers. Attempting to replace lost subscribers increases the marketing, distribution and customer acquisition costs of our operating companies. As a result, churn may reduce the revenues and increase the costs of our operating companies.

Our operating companies may be unable to obtain or maintain favorable roaming arrangements with acceptable wireless providers which could result in a loss of subscribers and a loss of roaming revenues

Roaming is an important feature to most of our operating companies' subscribers. Subscribers can only access another domestic or international provider's wireless system if that other provider allows them to roam on its network. Our operating companies rely on agreements with other wireless providers to provide roaming capability for their subscribers. Some of our operating companies' competitors may have more extensive coverage through their own networks and be less dependent on roaming arrangements. Furthermore, our operating companies' competitors may be able to obtain roaming rates that are lower than rates obtained by our operating companies, giving them a pricing advantage. In addition, the quality of service when roaming may be inferior to the quality of service that our operating companies provide, and our operating companies' customers may not be able to use the advanced features that they enjoy when making calls on their home networks. Any perceived or actual differences in the quality of service, extent of roaming capability or cost of roaming of our operating companies as compared to their competitors may result in a loss of subscribers for our operating companies, which could adversely affect their results of operations.

Our operating companies are also dependent upon roaming agreements with other providers as a source of revenues when the other providers' subscribers roam in our operating companies' territories. If these roaming agreements were to terminate and not be renewed, roaming revenues of those operating companies would decrease, which could adversely affect their financial condition and results of operations.

Our operating companies may not be able to interconnect with their primary competitors and local wireline providers

Our operating companies' ability to provide commercially viable wireless communications services depends upon their ability to interconnect with the communications networks of domestic and wireless and wireline operators in order to complete calls between their subscribers and parties on wireline or other wireless networks. The failure of these other communications providers to provide reliable interconnections to our operating companies on a consistent basis, or at similar costs as incurred by their competitors, could have a material adverse effect on our operating companies' financial condition and results of operations.

Our operating companies may not be able to collect amounts due from other communications carriers

In many of the markets in which our operating companies offer services, the calling party pays for the airtime on a call to a wireless number. In these markets, if a caller places a call to one of our operating companies' wireless customers, the caller's provider collects the charge for the wireless airtime and pays our operating company for that airtime. From time to time, some of our operating companies have encountered difficulties collecting these amounts. If our operating companies cannot collect amounts due on a timely basis, or at all, they could incur material revenue losses. Difficulties in collecting these amounts could also increase administrative costs.

Our operating companies may incur significant costs from wireless fraud

Our operating companies may incur costs and revenue losses associated with the unauthorized use of their wireless networks, including administrative and capital costs associated with the unpaid use of their networks as well as with detecting, monitoring and reducing the incidence of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming charges.

Cloning, which is a form of wireless fraud, involves the use of scanners and other electronic devices to illegally obtain telephone numbers and electronic serial numbers during cellular transmission on analog networks. These stolen number combinations can be programmed into a cellular phone, which is then used to obtain unauthorized access to wireless networks. Wireless fraud occurs when a handset programmed with a number stolen from one of our operating companies' subscribers is used to place fraudulent calls, resulting in usage charges that cannot be collected from the subscriber. Although our operating companies attempt to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for our operating companies in the future. For example, the NAMPS network of Pelephone incurred approximately $40 million in operating costs in connection with widespread cloning fraud in 1999. As a result, Pelephone expended approximately $15 million in 1999 upgrading its NAMPS network and installing authentication technology in an attempt to reduce cloning in the future.

If the Israeli Ministry of Communications imposes tariff restrictions on Pelephone, our operating company in Israel, our results of operations could be materially adversely affected

Pelephone is permitted to charge lower outgoing airtime charges for calls placed by its subscribers and higher incoming airtime charges for calls originating on other networks, which charge is paid by the caller. The Israeli Ministry of Communications has proposed regulations that would require all cellular operating companies in Israel to charge a specified equal rate for incoming calls. If enacted, these regulations will require Pelephone to make the largest reduction in tariff rates for incoming calls, compared to other cellular operators in Israel. Pelephone's incoming airtime tariff revenues will be reduced significantly, which could have a material adverse affect on its business, financial condition or results of operations. Pelephone contributed 28.4% of our proportionate operating company revenues in 1999.

We are subject to the Foreign Corrupt Practices Act, and compete against companies that are not subject to it, which may give them a competitive advantage. In addition, we may face liability for the acts of our operating companies and the other shareholders in those operating companies, over which we may have little or no control

As a U.S. company, we are subject to the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Many of the shareholders agreements related to our operating companies contain provisions which require the parties to those agreements to refrain from, and prevent our operating companies from, engaging in activities that could violate the FCPA, including improper payments to government officials. Some of our competitors and our operating companies' competitors, however, are not subject to the FCPA. To the extent these competitors can use improper payments to help secure licenses, concessions, preferential treatment or other advantages, our ability to compete may suffer.

Although we will make every effort to comply with the FCPA, there can be no assurance that the precautions we employ will protect us against liability under the FCPA, particularly as a result of actions which may have been taken in the past or which may be taken in the future by agents and other intermediaries for whom we may have exposure under the FCPA. Although the application of the law in this context is uncertain, it is possible that we may be held responsible for actions taken by our operating companies or by other shareholders in our operating companies even though we may have little or no ability to control them. Any determination that we have violated the FCPA can result in substantial fines and penalties and could have a material adverse effect on us.

Concerns that the use of wireless telephones may pose health and safety risks may discourage the use of our operating companies' wireless services

Media reports have suggested that, and studies have been and are currently being undertaken to determine whether, radio frequency emissions from wireless communications devices may be linked with health risks, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Other media reports have suggested that wireless communications devices may pose fire hazards under some circumstances. These and other actual or perceived risks from wireless communications devices could materially adversely affect our operating companies' results of operations and financial condition through litigation, a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the wireless communications industry as a whole.

If we are deemed to be an investment company, we would be subject to provisions of the Investment Company Act which could have a material adverse impact on our business

A significant portion of our assets consist of equity interests in our operating companies that are not majority owned. Significant investments in entities that are not majority owned by us could subject us to the registration requirements of the Investment Company Act of 1940, as amended, and the related rules and regulations. The Investment Company Act requires registration of, and imposes substantial operating restrictions on, companies that engage, or propose to engage, primarily in the business of investing, reinvesting, owning, holding, or trading in securities, or that fail certain statistical tests concerning a company's asset composition and sources of income.

Because our existing operating companies are engaged in telecommunications business operations and because we actively participate in the management of our operating companies, consistent with applicable laws, contractual arrangements and other requirements, and we intend the same to be true of all future operating companies, we believe that we are primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities. We intend to monitor and adjust the nature of our interests in, and involvement with, our operating companies in order to avoid becoming subject to the registration requirements of the Investment Company Act. In order to clarify our status under the Investment Company Act, we have filed a request for an exemptive order from the SEC finding and declaring us to be exempt from the provisions of the Investment Company Act. However, even if we receive that order, there can be no assurance that our business activities will not ultimately subject us to regulation under the Investment Company Act. If we were required to register as an investment company under the Investment Company Act, we would become subject to regulations that would severely limit our ability to pursue our operating strategies and have a material adverse effect on our business.

Risks Relating to the Offering and Our Common Stock

We are subject to various provisions that could discourage a change of control of our company

We are subject to a variety of restrictions that could delay or prevent a change in control of our company that stockholders may consider favorable. These include:

- provisions in our certificate of incorporation and bylaws that may make the acquisition of control of our company more difficult, including some relating to the nomination, election and removal of directors and limitations on actions by our stockholders;

- rights of first refusal contained in shareholders agreements relating to our operating companies may be triggered in the event we are acquired by a third party;

- change of control provisions in our operating companies' credit agreements which could be triggered by a sale to a third party;

- covenants contained in the IPO and Distribution Agreement that are designed to preserve the tax-free status of a distribution prohibit an acquisition of a controlling interest in us within two years following a distribution of our common stock to Motorola stockholders without triggering substantial indemnification obligations on our part; and

- provisions in Delaware corporate law and our certificate of incorporation which will impose some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock after Motorola reduces its ownership of our common stock.

Each of the above restrictions could reduce the market price of our common stock. For a description of these provisions and agreements, see "Our Relationship with Motorola—IPO and Distribution Agreement," "Our Relationships with Our Operating Companies," "Description of Capital Stock—

Material Provisions of the Restated Certificate of Incorporation and Bylaws" and "Description of Capital Stock—Section 203 of the Delaware General Corporation Law."

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets

Sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could depress the price of our common stock. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities and lessen our ability to use our stock as currency in future acquisitions. In addition, Motorola has the sole discretion to determine the timing, structure and all terms of a distribution or other form of divestiture, each of which could affect the trading of our common stock. Furthermore, Motorola and its transferees have the right to require us to register their shares of our common stock under the U.S. federal securities laws for sale into the public market. We cannot predict whether substantial amounts of our common stock will be sold in the open market in anticipation of, or following, a divestiture of our common stock by Motorola. For a description of these registration rights, see "Our Relationship with Motorola—Registration Rights Agreement."

Our stock price may fluctuate significantly following the offering and you could lose all or part of your investment as a result

The market price of our common stock could be subject to significant fluctuations in response to our operating results, changes in earnings estimated by securities analysts or our ability to meet those estimates, publicity regarding the telecommunications industry in general or any of our operating companies and other factors. In particular, the risks described in this section, including the possibility of substantial sales of our common stock and the timing, structure and terms of Motorola's divestiture of its shares of our common stock, could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general, and the market for the stock of telecommunications companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price, which will be determined through negotiations among us, Motorola and the underwriters. You should read the "Underwriting" section of this prospectus for a more complete discussion of the factors that we, Motorola and the underwriters will consider in determining the initial public offering price.

We will apply for quotation on the Nasdaq National Market. Approval for quotation on Nasdaq does not, however, guarantee that a trading market for our common stock will develop or, if a market does develop, the depth of the trading market for our common stock or the prices at which our common stock will trade in such market.

After completion of the offering, and prior to any divestiture of our common stock, Motorola will own at least 80% of our common stock. The liquidity of an investment in our common stock could be adversely affected by repurchases of outstanding common stock by us or Motorola.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning. Forward-looking statements are based on our current expectations and are subject to risks and uncertainties.

A number of important factors, including those risks and uncertainties described under "Risk Factors," could affect future operating results and our financial position and cause actual results to differ materially from those expressed in the forward-looking statements. The risks and uncertainties described under "Risk Factors" are not exhaustive. These and other developments could cause our actual results to differ materially from those forecast or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. We have no obligations, and we do not intend, to publicly release the results of any revisions to these forward-looking statements to reflect subsequent events or circumstances.

OUR SEPARATION FROM MOTOROLA

Propel

Propel, a corporation formed under the laws of the State of Delaware, was created in 1999 to succeed to a substantial portion of the business conducted by the Network Management Group, or NMG, a division of Motorola. NMG originated within Motorola as a vehicle for accelerating the worldwide development of the wireless communications market. One of Motorola's core businesses is and has been as a global supplier of wireless communications infrastructure equipment. Motorola's participation in the wireless industry as a developer, operator and owner of wireless communications businesses was undertaken with a view toward creating new infrastructure customers and further developing relationships with its existing customers. As the worldwide market for wireless communications has matured, this business purpose has created conflicts with Motorola's infrastructure equipment business, as its customers increasingly found themselves competing with Motorola's NMG business and its operating companies. Motorola has advised us that this is a significant factor in its decision to separate this portion of the NMG business through Propel. In the process of managing NMG, our management team developed significant expertise in bidding for wireless communication licenses and developing, operating and owning wireless communications networks in Latin America, Europe/Middle East and Asia. This expertise and our operating companies form the core of our business.

Contribution of Assets.   Our assets will consist primarily of voting securities in our operating companies. These securities are owned by Motorola and various direct and indirect subsidiaries of Motorola. Motorola has already initiated the process of separating Propel by transferring to us some of the assets and liabilities that constitute our business. The transfer of substantially all of these assets and liabilities will be completed before the closing of the offering. The information presented in this prospectus, including our financial statements, assumes the completion of these transfers.

Assets Not Contributed.   Motorola will retain its interests in wireless operating companies which we previously managed in Japan and Honduras due to restrictions associated with their transfer. In addition, Motorola currently has direct investments in specialized mobile radio, or SMR, and enhanced specialized mobile radio, or ESMR, operators in Israel, as well as Australia, China, Colombia, Costa Rica, the Czech Republic, Ecuador, Germany, India, Japan, Poland and Turkey. These investments were made and are managed by business units within Motorola other than NMG, as they are not cellular operations. However, SMR and ESMR operators may compete against our operating companies, as is the case with Motorola's ESMR business in Israel. Motorola also owns approximately 15% of Nextel Communications. Nextel Communications, through its wholly owned subsidiary, Nextel International, Inc., has ESMR operations and investments in many countries around the world, including Argentina, Mexico and Brazil.

Separation from Motorola

Motorola's Plan to Divest Propel.   After completion of this offering, Motorola will own about   % of the outstanding shares of our common stock, or about   % if the underwriters exercise their over-allotment option in full. Motorola has informed us that it currently expects to divest itself of its entire interest in our common stock sometime during the 12 months following this offering by distributing to the holders of its common stock all of the shares of our common stock which it owns. Motorola expects to accomplish a distribution by means of either an exchange offer in which its stockholders would be invited to tender their shares of Motorola common stock in exchange for shares of our common stock or a pro rata distribution of Motorola's shares of our common stock to its stockholders, or by some combination of both transactions. Motorola is free, however, to divest itself of shares of our common stock through other means, which may include the sale of all or any portion of

Motorola's remaining interest in shares of our common stock in one or more private sales or through subsequent public offerings.

Motorola has also informed us that it will not complete a distribution of our common stock to its stockholders if its board of directors determines that a distribution is not in the best interests of Motorola and its stockholders. Motorola has further advised us that the principal factors that it would consider in making this determination, including the determination as to the timing, structure and terms of a distribution or other form of divestiture, include:

- receipt of a ruling from the IRS to the effect that a distribution would be tax-free to Motorola, its affiliates and its stockholders and as to the other tax consequences of the transactions. Motorola has not yet applied for such a ruling;

- the market price of our common stock;

- the market price of Motorola's common stock;

- the absence of any court orders or regulations prohibiting or restricting the completion of a distribution;

- other conditions affecting our businesses or those of Motorola; and

- the availability and advisability of other strategic alternatives, including a sale by Motorola of its shares of our common stock through means other than a distribution.

Motorola has the sole discretion to determine the timing, structure and all terms of a distribution or other form of divestiture. We have agreed to cooperate with Motorola in all respects to complete a distribution or other form of divestiture. However, Motorola is not obligated to complete a distribution or other form of divestiture within the 12 months following this offering or at all.

Most of the operating company shareholders agreements to which we or our subsidiaries are a party contain rights of first refusal that may require us to sell our interests in these operating companies if we undergo a change of control. Upon a divestiture of our common stock by Motorola, a change of control may be deemed to occur under the terms of these shareholders agreements. These rights could allow the other shareholders in these operating companies to purchase our equity interests at fair market value upon completion of a distribution of our common stock to Motorola stockholders or any other form of divestiture by Motorola. Although we have received waivers of these rights of first refusal from the other shareholders of most of our operating companies in connection with a distribution of our common stock to Motorola stockholders, these waivers may not apply to other forms of a divestiture. In addition, we have not received waivers for our operating companies in Argentina, Hong Kong and Uruguay. If we are unable to obtain these waivers, it is possible that the other shareholders in those operating companies could exercise their rights of first refusal to purchase our interests in those operating companies at fair market value upon a distribution. If Motorola elects to effect a divestiture that is not a distribution, we may be required to obtain new waivers or be subject to the exercise of the rights of first refusal from most of the other shareholders in our operating companies. In addition, in the event we are unable to amend the organizational documents of Tricom, our operating company in the Dominican Republic, prior to a distribution or other form of divestiture, we could lose the enhanced voting rights of our Tricom shares and the minority protections under the Tricom shareholders agreement.

Motorola's contribution of Pelephone to us, this offering and a distribution of our common stock to Motorola stockholders or any other form of divestiture may violate provisions of the license under which Pelephone operates. We are currently seeking the approval of the Israeli government of the contribution, this offering and a distribution. In addition, the license under which our operating company in Brazil conducts business contains restrictions on Motorola's ability to divest our common stock through means other than a distribution without governmental approval.

Prior to a distribution of our common stock to Motorola stockholders, we must repay all of our non-ordinary course indebtedness to Motorola and its affiliates. On a pro forma basis, after giving effect to the Bajacel acquisition, this indebtedness totaled approximately $490 million, as of March 31, 2000. We cannot assure you that we will have the funds in place to repay such indebtedness within the time frame contemplated for a distribution, or at all.

Benefits of the Separation for Propel.   We believe that we will realize benefits from this offering and our complete separation from Motorola. We believe that our separation from Motorola will:

- permit us to adopt aggressive investment and acquisition programs, unencumbered by conflicting business objectives of Motorola;

- allow us to offer incentives to our employees that are more closely linked to our market performance, thereby seeking to improve employee performance and retention;

- create an organizational structure through which we will have more direct access to capital markets;

- allow us to focus on our core business strengths as an independent company; and

- result in a simplified internal structure.

Benefits of the Separation for Motorola.   As the worldwide market for wireless communications has matured, Motorola, through NMG and its operating companies, has increasingly found itself competing against many of its infrastructure equipment customers for wireless licenses in international markets and in the operation of wireless communications businesses. In addition, Motorola encountered difficulties in selling its network infrastructure equipment to our operating companies' competitors. A distribution of our common stock to Motorola stockholders or other divestiture will allow Motorola stockholders to realize the value of our business, while freeing Motorola from many potential conflicts with customers for its wireless communications infrastructure equipment.

Separation and Transitional Arrangements.   We and Motorola, and, in some cases, our and their affiliates, have entered into or will, prior to the completion of this offering, enter into various agreements providing for the separation of our company from Motorola. These agreements generally will become effective at the time of this offering and provide for, among other things, the transfer from Motorola to us of those assets comprising our business and the assumption by us of those liabilities relating to our business. These agreements also govern various transitional and ongoing relationships between the parties, including agreements by Motorola to provide various transitional services to us. We believe that these services will generally be provided on terms and conditions comparable to those granted to an unaffiliated third party for similar services. However, because these agreements were negotiated in the context of a parent-subsidiary relationship, the prices charged to us under these agreements may be higher or lower than the prices that may be charged by unaffiliated third parties for similar services. In addition, our certificate of incorporation provides mechanisms through which we and Motorola may allocate future corporate opportunities that may be suitable for each of us.

For more information regarding the separation process and the agreements to be entered into by us and Motorola, see "Our Relationship with Motorola."

USE OF PROCEEDS

We estimate that we will receive net proceeds from the offering of about $ million, or about $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and other offering expenses payable by Propel. For purposes of this calculation, we have assumed an initial public offering price of $ per share, the midpoint of the range contained on the cover of this prospectus. We intend to use the proceeds from this offering to fund ongoing operations, for acquisitions to expand our portfolio of assets, to invest in the expansion of our existing operating companies, to repay a small portion of our indebtedness to Motorola and for general corporate purposes. We have not determined the amount of net proceeds that we will use for each of these purposes. Accordingly, we will have a broad discretion to use the proceeds as we see fit. Pending these uses we will invest the net proceeds we receive from this offering in interest-bearing, investment-grade securities. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. We anticipate that all of our future earnings, if any, will be used for the expansion and operation of our business. Our board of directors has the sole discretion to declare any dividends based upon our financial condition, results of operations, cash flow, dividends paid to us by our operating companies, if any, the level of our capital expenditures, our future business prospects and other factors. In addition, we may be restricted in our ability to declare and pay dividends by the terms of any credit facility or other financial instrument that we elect to enter into from time to time. We are not currently subject to any such restriction but we cannot assure that this will continue to be the case.

The extent to which dividends can be paid to us by some of our operating companies is dependent on local regulatory restrictions and on the terms of any credit facility or other financial instrument that they elect to enter into from time to time, which may restrict payment of dividends. Our operating companies in Azerbaijan, Brazil, the Dominican Republic, Egypt, Hong Kong, Lithuania, Mexico and Pakistan are currently subject to such contractual restrictions. For more information, see "Our Relationships with Our Operating Companies" and "Regulation."

CAPITALIZATION

The following table presents our capitalization as of March 31, 2000:

- on an actual basis;

- on a pro forma basis, reflecting our acquisition of the remaining ownership interest in Bajacel, which owns a 68% interest in its subsidiary Movitel, and related transactions; and

- on a pro forma, as adjusted basis, reflecting our acquisition of the remaining ownership interest in Bajacel, which owns a 68% interest in its subsidiary Movitel, and related transactions and giving effect to the sale of   shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and the application of the net proceeds from such sale.

You should read this information in conjunction with "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

	March 31, 2000		
	Actual	**Pro Forma**	**Pro Forma, As Adjusted**
		(in millions)	
Cash and cash equivalents	$ 13.7	$ 31.8	$
Debt:			
Notes payable and long-term debt, including related parties and current maturities(1)	$ 152.3	$ 519.8	$
Stockholders' Equity:			
Preferred stock, $.01 par value, no shares authorized, issued or outstanding on an actual and pro forma basis, shares authorized and no shares issued and outstanding on a pro forma, as adjusted basis	—	—	—
Common stock, $.01 par value, shares authorized and shares issued and outstanding on an actual and pro forma basis, shares authorized and shares issued and outstanding on an as adjusted basis			
Additional paid-in capital	—	—	
Stockholder's net equity	1,083.7	1,083.7	
Accumulated other comprehensive income (loss), net of tax	(101.5)	(101.5)	
Total stockholder's equity (deficit)	982.2	982.2	
Total capitalization	$ 1,134.5	$ 1,502.0	$

---

(1) We are required to refinance the related party portion of this indebtedness, which as of March 31, 2000 on a pro forma basis totaled $489.2 million, prior to a distribution of our common stock to Motorola stockholders. We cannot assure you that we will be able to refinance this indebtedness on similar terms and conditions or at all. Our inability to refinance this indebtedness could delay or prevent a distribution or other form of divestiture.

SELECTED FINANCIAL AND OTHER OPERATING DATA

The following table presents our selected historical consolidated financial and other operating data. The historical statement of operations and cash flow data for 1997, 1998 and 1999 and balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which were audited by KPMG LLP, whose report indicated a reliance on other auditors with respect to financial statements of some affiliates of Propel that are accounted for in Propel's consolidated financial statements using the equity method of accounting, as indicated in their report. The statement of operations and cash flow data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our unaudited consolidated financial statements, which in the opinion of our management reflect all adjustments necessary to present fairly the financial data for such periods and as of such dates. In addition, the statement of operations and cash flow data for the three months ended March 31, 1999 and 2000 and the balance sheet data as of March 31, 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of Propel's management, such unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial data for such periods and as of such date. Results for any interim period are not necessarily indicative of the results to be expected for the entire year. The data in this table primarily reflect the results of operations and financial position of Propel and our consolidated subsidiaries. The results of operations of our nonconsolidated operating companies are reflected in our statement of operations data under "Share of earnings (losses) of affiliates" and in our balance sheet data under "Investments in and advances to affiliates." Norcel, Cedetel and our wholly owned Israeli subsidiary that operates WDS are our only consolidated businesses.

For more information about the performance of our operating companies on a proportionate basis, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proportionate Results of Operations." You should read the information set forth below in conjunction with "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

		Year Ended December 31,				Three Months Ended March 31,	
	1995	1996	1997	1998	1999	1999	2000
	(in millions; except subscribers in thousands)						
STATEMENT OF OPERATIONS DATA:							
Revenues	$152.8	$167.9	$ 160.9	$ 226.3	$ 382.9	$121.6	$ 86.5
Cost of services and products	116.7	144.5	120.1	167.8	297.0	101.3	60.7
Selling, general, and administrative expenses	45.9	46.6	52.6	54.9	79.0	20.3	22.7
Depreciation and amortization	20.0	21.3	28.2	33.0	37.6	9.6	11.0
Operating income (loss)	(29.8)	(44.5)	(40.0)	(29.4)	(30.7)	(9.6)	(7.8)
Share of earnings (losses) of affiliates	55.9	55.7	44.2	47.6	(32.0)	(6.3)	(2.3)
Interest expense	8.4	6.8	6.6	14.6	12.5	4.3	4.5
Other (income) expense	9.9	(17.2)	(50.2)	(25.4)	(48.8)	(5.4)	(5.2)
Earnings (loss) before income taxes	7.8	21.5	47.8	28.9	(26.4)	(14.8)	(9.4)
Income tax expense (benefit)	(9.4)	(10.7)	7.7	(1.0)	16.6	2.0	(1.7)
Net earnings (loss)	$ 17.2	$ 32.2	$ 40.2	$ 29.9	$ (43.0)	$(16.8)	$ (7.7)
Unaudited pro forma net earnings (loss) per common share(1)					$		$
Weighted average shares outstanding							
CASH FLOW DATA:							
Cash provided by (used in):							
Operating activities	$ 7.4	$ 13.3	$ (19.8)	$ (10.3)	$ 1.1	$(16.4)	$ 0.2
Investing activities	(36.1)	(34.4)	(145.3)	(162.7)	(121.1)	(9.7)	(21.5)
Financing activities	28.8	21.1	172.3	173.2	124.9	20.1	16.1
OTHER DATA:							
EBITDA(2)	$ (9.8)	$(23.2)	$ (11.8)	$ 3.6	$ 6.9	$ (0.1)	$ 3.1
Proportionate subscribers(3)	287	566	1,050	1,574	2,554	1,771	2,805
Proportionate revenues(3)	413.5	660.6	$ 880.6	$1,058.7	$1,247.3	$289.5	$ 362.3
Proportionate EBITDA(3)	160.5	199.6	254.8	302.1	202.5	62.3	79.3
Proportionate debt (at period end)(3)	*	*	441.8	720.5	1,035.4	*	*
BALANCE SHEET DATA (at period end):							
Cash and cash equivalents	$ 2.6	$ 9.2	$ 16.3	$ 13.5	$ 18.8		$ 13.7
Investments in and advances to affiliates	275.2	360.6	467.8	645.1	667.9		674.7
Total assets	580.1	655.4	925.9	1,130.4	1,895.3		1,449.5
Notes payable and long-term debt, including related parties and current maturities	69.3	81.0	88.7	94.1	152.3		152.3
Stockholder's equity	384.4	467.4	676.3	844.2	1,248.5		982.2

* Data not available.

(1) Pro forma net earnings (loss) per share was calculated by dividing the net earnings (loss) for each period by the   shares of our common stock to be outstanding at the time of the offering.

(2) "EBITDA" is defined as operating income before depreciation and amortization expense. EBITDA is an indicator used by management to measure our performance and ability to generate cash flow. EBITDA does not represent cash flows for the period and is not an alternative to operating or net income as an indicator of operating performance. You should not consider it alone or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Our computation of EBITDA may not be comparable to the computation of similarly titled measures reported by other companies.

(3) For more information regarding the calculation of proportionate data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proportionate Results of Operations."

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

In May 2000, Network Ventures II, Inc., a wholly owned subsidiary of Motorola which will be contributed to Propel prior to the closing of this offering, entered into multiple agreements to acquire the remaining interest it did not already own in Baja Celular Mexicana S.A. de C.V., or Bajacel, for a total purchase price of $321.9 million. In addition, Telefonía Celular Del Norte S.A. de C.V., or Norcel, and Celular de Telefonía S.A. de C.V., or Cedetel, Propel's wholly owned northern Mexico operating companies, entered into agreements with entities related to Bajacel's selling shareholders to purchase other assets and services valued at approximately $15.0 million as a separate component of the Bajacel acquisition. Accordingly, for purposes of this pro forma presentation, the total purchase price is assumed to be $336.9 million. Bajacel owns a 68% interest in Movitel del Noroeste, MoviCelular, and MoviServicios, which collectively we call Movitel, and accordingly consolidates Movitel for accounting purposes. Prior to the acquisition, Propel also owned a 22% direct interest in Movitel. As a result of the acquisition, Propel will own 100% of Bajacel and its total direct and indirect ownership interest in Movitel will be 90%. Prior to the acquisition, Propel accounted for its interests in Bajacel and Movitel using the equity method of accounting. Upon completion of the acquisition, Bajacel and Movitel will be consolidated subsidiaries of Propel.

The unaudited pro forma condensed combined statements of operations assume the acquisition was completed at the beginning of the periods presented. The unaudited pro forma condensed combined balance sheet assumes the acquisition was completed as of March 31, 2000. The acquisition will be accounted for under the purchase method of accounting. These unaudited pro forma condensed combined financial statements also give effect to the purchase accounting adjustments resulting from the acquisition.

We are providing the unaudited pro forma condensed combined financial information for illustrative purposes only. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the results that would have been achieved had these companies always been combined or of the future results or financial condition that these combined companies will experience. This information should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the financial statements and related notes included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
MARCH 31, 2000
(in millions)

	Propel Historical Note 1	Bajacel Historical Note 1	Adjustments		Pro Forma
Assets					
Current assets:					
Cash and cash equivalents	$ 13.7	$ 18.2	$ —		$ 31.8
Accounts receivable	54.7	43.8	(5.2)	(2a)	93.2
Inventory	24.7	25.7	—		50.5
Other current assets	4.0	1.4	—		5.4
Total current assets	97.1	89.1	(5.2)		180.9
Property and equipment, net	122.3	91.2	—		213.5
Investment securities	222.2	—	—		222.2
Investments in and advances to affiliates	674.7	—	(10.1)	(2b)	629.7
			(34.9)	(3a)	
Intangible assets, net	323.1	25.6	(12.3)	(3a)	773.5
			(0.8)	(3a)	
			313.5	(3b)	
			124.4	(3d)	
Other assets	10.2	—	—		10.2
Total Assets	$1,449.5	$205.8	$ 374.6		$2,030.0
Liabilities and Stockholder's Equity					
Current liabilities:					
Accounts payable	45.5	70.5	(5.2)	(2a)	110.7
Accrued liabilities	38.0	—	—		38.0
Notes payable and current portion of long-term debt	152.3	4.9	336.9	(4)	494.1
Other current liabilities	2.5	—	—		2.5
Total current liabilities	238.4	75.4	331.7		645.4
Long-term liabilities:					
Long term debt, less current portion	—	25.7	—		25.7
Deferred tax liabilities	218.9	18.6	124.4	(3c)	362.0
Other noncurrent liabilities	10.1	14.7	(10.1)	(2b)	14.7
Total Liabilities	$ 467.3	$134.5	$ 446.0		$1,047.8
Stockholder's equity:					
Common stock	$ —	$ 45.3	$ (45.3)	(3a)	$ —
Stockholder's net equity	1,083.7				1,083.7
Accumulated other comprehensive income (loss), net of tax	(101.5)	26.1	(26.1)	(3a)	(101.5)
Total stockholder's equity	982.2	71.3	(71.3)		982.2
Total Liabilities and Stockholder's Equity	$1,449.5	$205.8	$ 374.6		$2,030.0

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2000
(in millions)

	Propel Historical Note 1	Bajacel Historical Note 1	Adjustments		Pro Forma
Revenues	$ 86.5	$ 55.3	$ (6.8)	(2a)	$ 135.0
Operating expenses:					
Cost of services and products	60.7	26.5	(6.8)	(2a)	80.3
Selling, general, and administrative	22.7	11.8	—		34.5
Depreciation and amortization	11.0	3.7	5.2	(5)	19.9
Total operating expenses	94.4	41.9	(1.6)		134.7
Operating income (loss)	(7.8)	13.4	(5.2)		0.3
Share of earnings (losses) of affiliates	(2.3)	—	(8.3)	(6)	(10.6)
Interest expense	4.5	—	9.3	(7)	13.7
Other (income) expense, net	(5.2)	1.6	(2.2)	(8)	(5.8)
Earnings (loss) before income taxes	(9.4)	11.8	(20.6)		(18.2)
Income tax expense (benefit)	(1.7)	(0.7)	(5.1)	(9)	(7.6)
Net earnings (loss)	$ (7.7)	$ 12.5	$ (15.5)		$ (10.7)
Pro forma earnings (loss) per share					$ (10)

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999

(in millions)

	Propel Historical	Bajacel Historical	Adjustments		Pro Forma
	Note 1	Note 1			
Revenues	$ 382.9	$ 184.0	$ (1.1)	(2a)	$ 565.7
Operating expenses:					
Cost of services and products	297.0	95.9	(1.1)	(2a)	391.7
Selling, general, and administrative	79.0	34.8	—		113.8
Depreciation and amortization	37.6	20.0	20.9	(5)	78.5
Total operating expenses	413.6	150.7	19.8		584.0
Operating income (loss)	(30.7)	33.3	(20.9)		(18.3)
Share of earnings (losses) of affiliates	(32.0)	—	(12.3)	(6)	(44.3)
Interest expense	12.5	0.5	37.1	(7)	50.1
Other (income) expense, net	(48.8)	2.5	(3.1)	(8)	(49.5)
Earnings (loss) before income taxes	(26.4)	30.3	(67.1)		(63.2)
Income tax expense (benefit)	16.6	11.6	(20.5)	(9)	7.7
Net earnings (loss)	$ (43.0)	$ 18.7	$ (46.5)		$ (70.8)
Pro forma earnings (loss) per share					$ (10)

See accompanying notes to unaudited pro forma condensed combined financial statements.

PROPEL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands)

1. Historical financial statements

Represents the historical consolidated balance sheet and statements of operations of Propel and Bajacel consolidated with Movitel adjusted to U.S. generally accepted accounting principles, presented in U.S. dollars and eliminating the effects of inflationary accounting.

2. Intercompany elimination

a. Eliminates intercompany balances and activity between consolidated Bajacel and Propel.

b. Eliminates Propel direct investment in Movitel and Bajacel minority interest reflecting Propel's direct investment.

3. Acquisition

The acquisition will be accounted for under the purchase method of accounting. The purchase price for the acquisition will be determined based on the cash paid, liabilities assumed and acquisition related costs to the extent of the increase in ownership acquired in Bajacel consolidated with Movitel. The purchase price will be allocated to the assets acquired based on the estimated fair values as determined by a valuation services company. The excess of the purchase price over the assets acquired will be recorded as goodwill and amortized over 20 years. The allocation of the purchase price reflects the estimated fair value of the portion of the assets and liabilities acquired based upon information available at the date of the preparation of the accompanying unaudited pro forma condensed combined financial statements. Such allocations will be adjusted upon final determination of such fair values.

It is anticipated that a portion of the purchase price will be allocated to certain intangible assets such as customer base, workforce, trade name and license cost. The amortization period for customer base and workforce will be substantially shorter than tradename and license cost and is estimated to be three to five years. The trade name and license cost amortization periods are anticipated to be 20 years. For purposes of these unaudited pro forma condensed combined financial statements an amortization period of 20 years has been used for all intangible assets acquired pending the final purchase price allocation. These amounts have not yet been determined. Actual amortization subsequent to the acquisition will be higher in the first three to five years due to the shorter lives for customer base and workforce intangibles. In addition for purposes of this pro forma presentation property, plant and equipment as well as other assets and liabilities of Bajacel consolidated with Movitel have been assigned their historical book value pending final allocation of the purchase price.

Allocation of purchase price:

Carrying value of Bajacel net assets acquired excluding Propel share of goodwill and other intangibles	$ 23,406 (a)
Fair value of licenses acquired	313,473 (b)
Deferred income taxes	(124,449)(c)
Goodwill	124,449 (d)
Total purchase price	$ 336,879

PROPEL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

(in thousands)

3. **Acquisition (Continued)**

   a. Fair value of assets of Bajacel acquired consists of the net assets of Bajacel as follows:

Net assets of Bajacel	$ 71,344
Net assets applicable to Propel ownership prior to the acquisition	(34,872)
Carrying value of Bajacel net assets acquired	36,472
Less goodwill of Bajacel applicable to Propel interest acquired	(12,285)
Less other intangible assets of Bajacel applicable to Propel interest acquired	(781)
Bajacel net assets acquired excluding goodwill and other intangible assets	$ 23,406

   In addition, this entry eliminates the historical equity of Bajacel.

   b. Excess of purchase price over fair value of net assets of Bajacel is being allocated to license costs for purposes of these unaudited pro forma condensed combined financial statements pending final determination as follows:

Purchase price	$336,879
Fair value of Bajacel net assets acquired excluding Propel share of goodwill and other intangibles	(23,406)
Value assigned to other intangible assets	$313,473

   c. Represents deferred tax on the excess of the book basis over the tax basis of the identifiable intangible assets computed at a income tax rate of 39.7%.

   d. Goodwill results from the excess of the purchase price over the fair value of the net assets acquired.

4. **Acquisition financing**

   Propel intends to finance the acquisition through a credit facility provided by Motorola at an estimated annual interest rate of 11%. At this time, the actual interest rate has not been determined. Incidental costs related to the acquisition are not expected to be material.

PROPEL, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Continued)

(in thousands)

5. Amortization expense on intangibles

Records amortization expense on fair value of license cost. Amortization period is 20 years as follows:

	Year Ended December 31, 1999	Three Months Ended March 31, 2000
Amortization of license cost	$15,674	$3,918
Amortization of goodwill	6,222	1,556
Less amortization of goodwill and other intangible assets recorded by Bajacel applicable to Propel's ownership interest	(1,006)	(258)
Amortization expense	$20,890	$5,216

6. Equity in earnings

Eliminates Propel's equity in earnings of Bajacel, which was formerly accounted for under the equity method and after the acquisition will be accounted for as a consolidated subsidiary of Propel.

7. Interest expense on credit facility

Records interest expense on $336.9 million of acquisition debt assuming an 11% interest rate. Annual interest expense equals $37,057 and quarterly interest equals $9,264. If the interest rate were to vary by 1/8%, interest expense would change by $421 per year or $105 per quarter.

8. Minority interests

The minority interest related to Propel's direct investment in Movitel is eliminated as it was included under the line item "Share of earnings (losses) of affiliates" in Propel's consolidated financial statements prior to the acquisition.

9. Income taxes

Records tax benefit for pro forma adjustments for interest and amortization of other identifiable intangible assets using a tax rate of 39.7%.

10. Pro forma earnings (loss) per share

Pro forma earnings (loss) per share is calculated using   weighted average shares outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of Operations

We, through our operating companies, are a leading international provider of wireless communication services. We develop, operate and own interests in wireless communications services businesses in targeted markets throughout the world. Our operating companies serve many of the world's fastest growing wireless markets. Over the past 15 years, we have grown our wireless communications business rapidly by adding subscribers and extending our geographic footprint across Latin America, Europe/Middle East and Asia. Our operating companies currently offer wireless services in Mexico, Israel, Hong Kong, Egypt, Argentina, Brazil, Lithuania, Jordan, Chile, the Dominican Republic, Pakistan, Uruguay and Azerbaijan. Many of our operating companies hold leading positions in their licensed territories.

Basis of Presentation

The consolidated financial statements of Propel reflect a calendar fiscal year. In accordance with generally accepted accounting principles, we consolidate the revenues and expenses of our controlled subsidiaries. We use the equity method of accounting to record the operating results of entities over which we exercise significant influence, but do not have a controlling interest.

The following table sets out our direct and indirect equity ownership percentages in our operating companies and complementary businesses as of March 31, 2000 and the accounting method we use to account for them, by region:

Operating Company Name	Propel Ownership	Accounting Method
Latin America		
Northern Mexico		
Bajacel(1)	48.9%	Equity Method
Movitel(1)(2)	55.2%	Equity Method
Norcel	100.0%	Consolidated
Cedetel	100.0%	Consolidated
Argentina—Movicom Argentina	25.0%	Equity Method
Brazil—Global Telecom	35.5%	Equity Method
Chile—ETP	25.0%	Equity Method
Dominican Republic—Tricom	26.5%	Equity Method
Uruguay—Movicom Uruguay	32.0%	Equity Method
Southern Mexico—Portatel	21.7%	Equity Method
Europe/Middle East		
Israel—Pelephone	50.0%	Equity Method
Egypt—MobiNil(2)	18.0%	Equity Method
Lithuania—Omnitel	35.0%	Equity Method
Jordan—Fastlink(2)	26.1%	Equity Method
Azerbaijan—Bakcell(2)	25.0%	Equity Method
Asia		
Hong Kong—HTCL	25.1%	Equity Method
Pakistan—Mobilink	30.0%	Equity Method
Complementary Businesses		
Wireless Distribution Services	100.0%	Consolidated
Korea Telecom Freetel	1.9%	Cost Basis
Zephyr Telecommunications(3)	16.8%	Cost Basis

(1) In May 2000, we entered into agreements with shareholders of Bajacel to purchase their interests in Bajacel, which will result in our direct ownership of Bajacel increasing to 100% and our direct and indirect ownership of Movitel increasing to 90% upon completion of this acquisition. We will begin to consolidate the financial results of Bajacel and Movitel in the third quarter of 2000.

(2) Reflects our economic, rather than direct, ownership percentage. For more information about the nature of our ownership in these operating companies, see "Business."

(3) On a fully diluted basis.

After this offering, we intend to record our share of equity earnings of non-U.S. affiliates on a one-month lag in order to facilitate timely financial reporting.

Operating Revenues and Expenses

The following section discusses sources of our revenue and those of our operating companies. Our consolidated financial statements contain consolidated revenues from Norcel, Cedetel and WDS. Our remaining operating company revenue is accounted for under "Share of earnings (losses) of affiliates" in our financial statements.

Operating revenues of our operating companies primarily consist of:

• *Service revenues.* Service revenues consist primarily of wireless service revenues, which include charges for incoming and outgoing airtime use, monthly network access fees, activation fees, long distance, roaming charges, value-added services, including call waiting and caller identification, and Internet and other complementary services.

• *Subscriber equipment revenues.* Subscriber equipment revenues consist of revenues from sales of wireless handsets and related accessories. Our operating companies' sale of this equipment is ancillary to the sale of wireless service. Most of our operating companies often sell wireless handsets at subsidized prices, either at or below cost, as an incentive to attract new subscribers. Some of our operating companies require these subscribers to sign long-term contracts in an attempt to offset the subsidized portion of their handset costs.

GTIB, the holding company through which we own our interest in Bakcell, derives its revenue through sales of cellular infrastructure and handsets to Bakcell and provides management services to Bakcell for a fee. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

Our operating revenues also include revenues of WDS, which primarily consist of revenues from handset and accessory sales and its warranty repair service to wireless operators and consumers in Israel.

Our operating companies have two basic types of wireless subscribers: postpaid and prepaid. Postpaid subscribers usually incur a one-time connection fee and a fixed monthly access charge for wireless service. In general, a postpaid subscriber's monthly bill also includes charges for airtime used, roaming, long distance and value-added services. Prepaid subscribers purchase service in advance, through the use of calling cards or by other means, entitling them to airtime without fixed monthly charges. Unlike postpaid service, prepaid service does not require contracts or the need for credit reference checks. Revenue associated with the sale of prepaid service is deferred and recognized as the prepaid airtime is used or any unused balance expires. We expect significant growth in prepaid subscribers in all our markets as a result of subscriber demand, especially as our operating companies have expanded their marketing for the mass consumer market segment.

Deeper penetration into the mass market has historically decreased monthly average minutes of use, and therefore monthly average revenue per user, or ARPU, because these additional subscribers, whether postpaid or prepaid, generally use fewer minutes. However, the decline in ARPU as a result of the increase in prepaid subscribers is in part offset by higher per-minute prices, reduced bad debt, lower subscriber acquisition costs such as lower handset subsidies, reduced billing expense and lower subscriber service expenses, all of which are associated with prepaid services.

Operating expenses, both for us and our operating companies, include cost of services and products, selling, general and administrative expenses and depreciation and amortization expenses. These expenses include:

- *Cost of services and products.* Cost of services and products primarily consists of wireless network operating costs, interconnection fees assessed by wireline and wireless providers, royalties paid to government entities, leased transport capacity and the cost of handsets and accessories sold.

- *Selling, general and administrative expenses.* Selling, general and administrative expenses primarily consist of costs associated with sales and marketing activities, customer service, subscriber acquisition and retention, and general and administrative functions. On an historical basis, Propel's consolidated selling, general and administrative expenses also include an allocation of Motorola's shared corporate services costs. Following the offering, our selling, general and administrative expenses will no longer be determined by an allocation from Motorola. However, we will be charged for some administrative services provided to us under the transitional services agreements with Motorola.

- *Depreciation and amortization charges.* Depreciation and amortization charges primarily consist of depreciation recorded for our operating companies' wireless networks and equipment, and amortization of intangibles such as wireless license costs, goodwill and other intangibles.

Subscriber acquisition costs, other than advertising and other promotions, which primarily consist of the cost of handset subsidies and sales commissions, are recognized in the period in which we acquire a new subscriber. Substantially all of our operating companies have undertaken handset subsidization programs to attract subscribers. Accordingly, in periods of high subscriber growth, significant cash operating expenses precede the recognition of the associated revenue.

Accounting Charges for Restricted Stock Grants and Option Grants

Three of our executive officers who participated in Motorola's supplementary executive retirement plan will be granted shares of restricted stock at the time of this offering, valued at the initial public offering price, to compensate them for the loss of potential cash benefits under this plan. Three other executive officers will be granted shares of restricted stock at the time of the offering in connection with their employment with us, valued at the initial public offering price. We will incur compensation expense for financial reporting purposes equal to the aggregate value of the restricted shares granted, which we estimate will be approximately $9.7 million and $0.3 million, respectively, which will be expensed over the vesting period of the restricted stock granted. For more information, see "Management—Incentive Plan—Restricted Stock Awards" and "Management—Retirement Plans."

In addition, our employees who hold unvested Motorola options at the time of this offering will be granted shares of our restricted stock at the time of the offering, valued at the initial public offering price, to compensate them for the possibility that their unvested Motorola options will expire prior to the time that they can be exercised or exchanged for Propel options as described below. We will incur compensation expense for financial reporting purposes equal to the aggregate value of the restricted shares granted. We currently estimate that the aggregate amount of the compensation expense will be approximately $7.0 million. The actual amount of the accounting charge may be higher or lower. The amount of this charge will also be expensed over the vesting period of the restricted stock granted. For more information, see "Management—Incentive Plan—Substitute Awards."

Our employees who hold vested and unvested Motorola options will retain them after the time of this offering and may exercise them in accordance with the terms of Motorola's option plans. Once Motorola holds less than 50% of our common stock, however, all unvested Motorola options held by our employees will expire and our employees holding vested Motorola options will be offered a one-time right to cancel all or a portion of those options in exchange for newly issued vested options to purchase Propel common stock with similar exercise prices on a relative basis and expiration dates. To the extent the exercise prices of the options we issue are less than the then-current market price of our common stock, we will incur additional compensation expense for financial reporting purposes equal to the aggregate value of this difference, which expense will be recognized in the period incurred.

Some of our employees who will not have the same or similar pension benefits after this offering and some of our senior managers will receive retention bonuses in connection with the transfer of their employment to Propel. We will incur compensation expense for financial reporting purposes equal to the total retention bonuses paid. We currently expect the aggregate compensation expense related to these retention bonuses to be approximately $7.4 million.

Accounting for Inflation

Our operating companies in Mexico, Chile and Israel are required under local generally accepted accounting principles to prepare financial statements reflecting the impact of price level changes, which seek to adjust for the impact of inflation in preparing the company's financial statements. However, we have removed such effects when including the results of operations of these operating companies in the line item "Share of earnings (losses) of affiliates" of our consolidated financial statements and in the proportionate data of our operating companies. While inflation, and in some cases significant inflation, is present in many other countries in which our operating companies do business, in accordance with local generally accepted accounting principles, these operating companies do not prepare their financial statements reflecting the impact of price level changes, which may affect the comparability of their results of operations.

Foreign Currency

We report our financial statements in U.S. dollars. Our operating companies generally transact business in local currencies. Consequently, fluctuations in currency exchange rates between the U.S. dollar and the applicable local currency will affect our results of operations as well as the value of our ownership interests in the operating companies.

Generally, our operating companies generate revenues that are paid in their local currency. However, at least a portion of the operating expenses and liabilities of most of our operating companies are denominated in U.S. dollars or other non-local currencies. As a result, a significant devaluation of local currency, such as occurred in Brazil in 1999, could result in a significant impact on the relevant operating company's operating expenses and asset values and could have a material adverse effect on our financial condition and results of operations. To the extent an operating company has debt or other obligations denominated in U.S. dollars or other non-local currencies, any devaluation may make it more difficult to meet these obligations and will result in an accounting charge based on the increase in such dollar-denominated liabilities and obligations when converted into the local currency. Fluctuations in currency exchange rates also result in adjustments to investments in our consolidated entities and equity affiliates, which could negatively impact the book value of our ownership interests in the operating companies.

Argentina, Hong Kong, Lithuania, Egypt and Jordan have exchange rate regimes that are linked to the U.S. dollar. The remaining countries' exchange rates are determined by a floating, managed floating or indexed/composite regime. The following table presents the average exchange rates for local currencies per U.S. dollar in the countries in which we operate, with the percentage change based on the change in U.S. dollars per unit of foreign currency.

	1997	1998 v. 1997 % Change	1998	1999 v. 1998 % Change	1999
Argentine Peso	1.00	—	1.00	—	1.00
Azeri Manat	3,987.00	3.0	3,869.00	(6.1)	4,118.00
Brazilian Real	1.08	(7.0)	1.16	(36.1)	1.82
Chilean Peso	419.3	(8.9)	460.50	(9.5)	508.60
Dominican Peso	14.21	(6.5)	15.19	(4.6)	15.93
Egyptian Pound	3.40	(0.3)	3.41	(0.3)	3.42
Hong Kong Dollar	7.74	(0.1)	7.75	(0.1)	7.76
New Israeli Shekel	3.45	(9.4)	3.81	(8.0)	4.14
Jordanian Dinar	0.71	—	0.71	—	0.71
Lithuanian Litas	4.00	—	4.00	—	4.00
Mexican Peso	7.92	(14.4)	9.25	(3.1)	9.55
Pakistani Rupee	41.10	(16.0)	48.93	(4.7)	51.37
Uruguayan Peso	9.46	(9.7)	10.48	(7.6)	11.34

Consolidated Results of Operations

The information in this section describes our consolidated results of operations, which reflects the results of operations at Norcel, Cedetel and WDS on a consolidated basis and of our other operating companies indirectly through the line item "Share of earnings (losses) of affiliates." For more information on the results of operations of our operating companies that are not consolidated subsidiaries, see "—Proportionate Results of Operations."

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

Revenues. Our total revenues decreased $35.1 million, or 28.8%, from $121.6 million for the three months ended March 31, 1999 to $86.5 million for the three months ended March 31, 2000.

Service revenues for our wholly owned northern Mexico operating subsidiaries increased by $13.6 million, or 49.5%, from $27.6 million for the three months ended March 31, 1999 to $41.2 million for the three months ended March 31, 2000. The increase was primarily the result of a 95.1% and 83.7% subscriber increase in Norcel and Cedetel, respectively. The growth in subscribers and overall minutes of use was predominantly related to rapid market acceptance of prepaid services. Additionally, calling party pays revenue contributed to the increase for Cedetel.

Subscriber equipment revenues decreased by $48.7 million, or 51.8%, from $94.0 million for the three months ended March 31, 1999 to $45.3 million for the three months ended March 31, 2000. Of the decrease, $48.7 million was attributable to WDS, whose sole handset supplier was unable to provide adequate quantities of TDMA and CDMA handsets. Additionally, average unit prices declined by approximately 29.8% due to increased competition, and revenues for WDS during the comparable first quarter of 1999 were unusually high due to initial handset sales to a new wireless operator in the Israeli market.

Cost of Services and Products. Cost of services and products decreased by $40.7 million, or 40.1%, from $101.3 million for the three months ended March 31, 1999 to $60.7 million for the three months ended March 31, 2000. The decrease was primarily attributable to a $47.3 million decrease in WDS equipment costs relating to the lower unit volumes in the first quarter of 2000.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.4 million, or 11.8%, from $20.3 million for the three months ended March 31, 1999 to

$22.7 million for the three months ended March 31, 2000. This increase was attributable to a $3.7 million increase in employee-related costs, advertising expenses, and expenses relating to establishing additional distribution outlets in Mexico. As a percentage of revenues, these costs showed a slight increase from 27.1% for the three months ended March 31, 1999 to 27.6% for the three months ended March 31, 2000. Selling, general and administrative expenses for WDS decreased by $1.2 million, due to reduced cooperative advertising expenses, which are accrued based on a percentage of sales.

Depreciation and Amortization. Depreciation and amortization increased by $1.4 million, or 14.8%, from $9.6 million for the three months ended March 31, 1999 to $11.0 million for the three months ended March 31, 2000. The increase was related to additional capital expenditures made by our operating companies in northern Mexico for wireless equipment necessary to expand the network and infrastructure in order to support continued growth.

Share of Earnings (Losses) of Affiliates. Share of losses of affiliates decreased by $4.0 million, from $(6.3) million for the three months ended March 31, 1999 to $(2.3) million for the three months ended March 31, 2000.

Of the improvement, $4.7 million was related to Latin America, where our share of profits increased by $5.2 million for the northern Mexico equity investments, Bajacel and Movitel; and Chile and Brazil where our share of losses decreased by $3.1 million and $2.3 million, respectively. These improvements were partially offset by a decrease in our share of profitability of $6.0 million in Argentina due to factors discussed in "—Proportionate Results of Operations."

Our share of earnings of affiliates for the Europe/Middle East region decreased by $0.6 million, where subscriber and revenue growth in Egypt resulted in a $4.8 million increase in our share of profitability, which was offset by decreases in our share of profitability in Israel and Lithuania of $4.7 million and $1.3 million, respectively. The decrease in Israel was primarily related to handset subsidies and a $3.5 million increase in our share of depreciation and amortization relating to investments in the CDMA network, and an increase in our share of interest expense of $2.5 million largely due to our share of servicing additional bank debt totaling $164.7 million. The decrease in Lithuania resulted primarily from a decrease in our share of revenue.

In Asia, our share of profitability remained substantially unchanged due to shareholders' equity of our Hong Kong investment falling below zero in 1997 reducing our carrying value in this investment to zero for accounting purposes.

Interest Expense. Interest expense in the periods presented was allocated by Motorola to Propel based on Propel's proportionate share of Motorola's worldwide net assets. Fluctuations in interest expense are attributable to either changes in Propel's proportionate share of Motorola's net assets, or Motorola's overall relationship of interest expense to net assets. After the offering, Propel's interest expense will no longer be allocated interest expense from Motorola.

Other Income (Expense). Other income decreased by $0.2 million, from $5.4 million for the three months ended March 31, 1999 to $5.2 million for the three months ended March 31, 2000.

Income Tax Expense (Benefit). Income tax expense decreased by $3.6 million, from $1.9 million to ($1.7) million. The decrease was primarily related to Mexico, where changes in operating loss carryforwards resulted in a decrease in tax expense of $4.2 million.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues. Our total revenues increased $156.6 million, or 69.2%, from $226.3 million in 1998 to $382.9 million in 1999.

Service revenues for our wholly owned northern Mexico operating subsidiaries increased by $45.8 million, or 63.4%, from $72.3 million in 1998 to $118.0 million in 1999. The increase was primarily the result of 124.0% and 105.7% subscriber growth for Norcel and Cedetel, respectively, reflecting the continued rapid growth in market penetration for these regions. Growth in prepaid subscribers accounted for a significant portion of the revenue increase for Norcel and Cedetel, respectively, and calling party pays contributed further to a revenue increase for Cedetel.

Subscriber equipment revenues increased by $110.8 million, or 71.9%, from $154.1 million in 1998 to $264.9 million in 1999. Of the increase, $99.4 million was attributable to WDS, which benefitted from handset sales to a new wireless operator in the Israeli market in the fourth quarter of 1998, as well as a product mix shift toward CDMA which caused overall average unit prices to increase. The remaining $11.3 million in increased subscriber equipment revenue was attributable to our wholly owned northern Mexico subsidiaries' subscriber growth.

Cost of Services and Products. Cost of services and products increased $129.2 million, or 77.0%, from $167.8 million in 1998 to $297.0 million in 1999. Of the increase, $94.8 million was attributable to increased volumes for the WDS equipment business, as well as an increase in product costs due to a product mix shift. As a result, WDS's cost of products as a percent of sales increased from 87.0% in 1998 to 90.6% in 1999. The remaining $34.4 million increase is attributable to higher volumes of traffic on the network for our wholly owned northern Mexico subsidiaries resulting from customer growth.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $24.1 million, or 43.9%, from $54.9 million in 1998 to $79.0 million in 1999. Of the increase, $20.2 million relates to Norcel and Cedetel, which incurred additional expenses in order to support subscriber increases of more than 100%. These expense increases were approximately $5.9 million for advertising, $7.6 million for selling, general and administrative, and $6.7 million for employee-related costs. The remaining $3.5 million increase was primarily attributable to WDS, where cooperative advertising expenses increased by $1.7 million.

Depreciation and Amortization. Depreciation and amortization increased by $4.6 million, or 13.8%, from $33.0 million in 1998 to $37.6 million in 1999. The increase was primarily attributable to a $5.1 million increase in depreciation related to additional capital expenditures made by Norcel and Cedetel for wireless equipment necessary to expand the network and infrastructure in order to support continued growth.

Share of Earnings (Losses) of Affiliates. Share of earnings of affiliates decreased by $79.6 million, or 167.2%, from $47.6 million in 1998 to $(32.0) million in 1999.

Of the decrease, $32.4 million was attributable to Latin America, where our share of losses in Brazil increased by $57.1 million relating to having initiated service in the third quarter of 1998 and incurring significant subscriber acquisition costs, as well as our share of increased interest expense and foreign exchange losses of $20.7 million and $7.2 million, respectively. In Chile, our share of earnings increased by $13.1 million. Of the increase, $9.6 million related to our share of revenue growth, and $16.9 million related to gains on the sale of ETP's 800 MHz licenses in 1999. These increases in Chile were partially offset by $8.1 million in higher subscriber acquisition costs and approximately $3.2 million in increased tax and interest expense. In addition, our share of losses in Brazil were partially offset by northern Mexico, where our share of profitability increased by $7.8 million resulting primarily from revenue growth.

Share of earnings (losses) of affiliates decreased by $47.4 million in the Europe/Middle East region, where our share of profitability in Israel decreased by $60.3 million primarily due to increased operating costs resulting from competitive pressure and network fraud, which were partially offset by an $18.3 million tax benefit. The losses in Israel were partially offset by our share of reduced losses in

Egypt of $7.0 million, resulting primarily from revenue growth, and by increased profitability in Lithuania of $4.0 million.

In Asia, our share of profitability remained largely unchanged due to the shareholders' equity of our Hong Kong investment falling below zero in 1997, reducing our carrying value in this investment to zero for accounting purposes.

Interest Expense. Interest expense was allocated by Motorola to Propel based on Propel's proportionate share of Motorola's worldwide net assets. Fluctuations in interest expense are attributable to either changes in Propel's proportionate share of Motorola's net assets, or Motorola's overall relationship of interest expense to net assets.

Other Income (Expense). Other income increased by $23.5 million, from $25.4 million in 1998 to $48.8 million in 1999. Of the increase, $6.0 million was related to a foreign exchange gain from the appreciation of the Mexican peso, and a change in functional currency from the U.S. dollar to the Mexican peso. Corporate other income increased by $17.6 million, from $25.7 million in 1998 to $43.3 million in 1999. Of the increase, $7.6 million related to the excess of the $39.1 million gain on the sale of part of our investment in Korea in 1999 that reduced our interest from 2.8% to 1.9% over the $31.5 million in gain that was realized from a sale of part of our ownership in Lithuania in 1998 that reduced our interest from 45.4% to 35.0%. Additionally, other income (expense) was favorably impacted due to the 1998 results having included an impairment write-down attributable to our investment in Korea of $7.3 million.

Income Tax Expense (Benefit). Income taxes expense increased by $17.6 million from $(1.0) million to $16.6 million. Of this increase, $7.8 million was related to an increase in corporate income as discussed in "Other Income (Expense)"; and $4.7 million was related to an increase in deferred taxes on unrepatriated earnings in certain of our equity affiliates. Additionally, changes in Mexico's operating loss carryforwards resulted in an increase of $3.9 million in tax expense.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Revenues. Our total revenues increased by $65.4 million, or 40.7%, from $160.9 million in 1997 to $226.3 million in 1998.

Service revenues for the controlled northern Mexico operating subsidiaries increased by $16.1 million, or 28.7%, from $56.1 million in 1997 to $72.3 million in 1998. The increase was primarily the result of a 177.8% and 198.3% increase in subscribers for Norcel and Cedetel, respectively. This subscriber increase reflected the rapid increase in overall market penetration for these regions of Mexico.

Subscriber equipment revenues increased by $49.3 million, or 47.1%, from $104.8 million in 1997 to $154.1 million in 1998. Of the increase, $34.6 million was related to WDS, which benefitted from an approximate 35% growth in wireless penetration in Israel. Additionally, incentives were provided by Israeli operators in anticipation of the introduction of a third competitor in the fourth quarter of 1998, and a product mix shift occurred toward more expensive analog and digital products which caused average unit prices to increase. The remaining $14.7 million in increased subscriber equipment revenue was attributable to the controlled northern Mexico subsidiaries resulting from customer growth.

Cost of Services and Products. Cost of services and products increased by $47.8 million, or 39.8%, from $120.1 million in 1997 to $167.8 million in 1998. Of the increase, $27.6 million was attributable to higher handset unit volumes for WDS, and $20.2 million was related to higher network volumes for the controlled Mexican subsidiaries resulting from subscriber growth.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.3 million, or 4.3%, from $52.6 million in 1997 to $54.9 million in 1998. Of the increase,

$2.4 million was related to employee-related expenses in Mexico. Selling, general and administrative expenses for WDS increased by $1.7 million primarily due to the effect of the revenue increase on cooperative advertising expenses, which are accrued as a percentage of sales. Corporate selling, general and administrative expenses decreased by $1.8 million primarily resulting from a decrease in employee and travel related costs.

Depreciation and Amortization. Depreciation and amortization increased by $4.9 million, or 17.4%, from $28.2 million in 1997 to $33.0 million in 1998. Of the increase, $2.5 million was attributable to amortization of intangibles and $1.9 million was attributable to additional capital expenditures made by our northern Mexico operating companies for wireless equipment necessary to expand the network and infrastructure in order to support continued growth. Corporate depreciation increased by $0.4 million due to increased leasehold improvements.

Share of Earnings (Losses) of Affiliates. Share of earnings of affiliates increased by $3.4 million, or 7.7%, from $44.2 million in 1997 to $47.6 million in 1998.

Our share of Latin America net earnings increased by $6.0 million from $7.4 million to $13.4 million. Our share of earnings decreased in Chile by $7.7 million due primarily to an increase in depreciation and interest expenses. Our share of earnings decreased by $4.8 million in Brazil due to the launch of service in the third quarter of 1998. These decreases were offset by increases of $7.1 million in the Dominican Republic and $6.4 million in Argentina attributable primarily to revenue growth.

Our share of Europe/Middle East earnings decreased $7.9 million from $42.4 million to $34.5 million. Egypt was acquired in 1998 and we recorded our share of negative earnings of $14.1 million, which was partially offset by an increase in our share of earnings of $5.5 million in Lithuania due to revenue growth.

Our share of Asian losses decreased by $5.3 million. Our share of losses decreased in Hong Kong by $3.1 million as a result of shareholders' equity of that company falling below zero in 1997 reducing our carrying value in this investment to zero for accounting purposes, and in Pakistan our share of losses decreased by $2.2 million due to reduced operating costs.

Interest Expense. Interest expense was allocated by Motorola to Propel based on Propel's proportionate share of Motorola's worldwide net assets. Fluctuations in interest expense are attributable to either changes in Propel's proportionate share of Motorola's net assets, or Motorola's overall relationship of interest expense to net assets.

Other Income (Expense). Other income (expense) decreased by $23.9 million, from $49.2 million in 1997 to $25.3 million in 1998. Of the decrease, $4.0 million was attributable to Mexico and relates primarily to foreign exchange losses. Corporate other income decreased by $19.9 million, of which $22.3 million relates to the difference between the $31.5 million gain on the sale of a portion of our investment in Lithuania, reducing our ownership interest from 45.4% to 35.0%, and the $44.2 million net gain that was realized from the sale of a portion of our ownership in Pakistan in 1997, reducing our ownership percentage from 74.0% to 30.0%. Additionally, a $7.3 million asset impairment loss was taken on our investment in Korea in 1998.

Income Tax Expense (Benefit). Income taxes expense decreased by $8.7 million, from $7.7 million in 1997 to $(1.0) million in 1998. The decrease primarily relates to a reduction in corporate income, as discussed in "Other Income (Expense)," which decreased taxes by $10.5 million. Changes in an operating loss carryforward relating to Mexico resulted in a decrease of $4.5 million in tax expense. The decreases were offset by increases in deferred taxes on unrepatriated earnings in certain of our equity affiliates of $4.0 million, and by an increase in taxes of $2.0 million for WDS is related to increased profitability.

Proportionate Results of Operations

The proportionate information in this section describes our proportional share in the results of operations of our operating companies, including our wholly owned subsidiaries. When we refer to our proportionate share of an operating company's subscribers, that number is calculated by multiplying the subscriber information of that operating company by our economic ownership interest in that operating company at the end of the reporting period. When we refer to our proportionate share of an operating company's revenues or EBITDA, that number is calculated by multiplying U.S. dollar and U.S. GAAP-reconciled revenue or EBITDA information and, in the cases of Mexico, Chile and Israel, eliminating the effects of inflationary accounting, from that operating company, as the case may be, by our weighted average economic ownership interest in that operating company during the reporting period. This presentation does not, and is not intended to, replace the discussion of our consolidated results of operations as calculated in accordance with generally accepted accounting principles that appears above. For more information on our consolidated results of operations, see "—Consolidated Results of Operations."

The following table sets forth each of our operating companies' proportionate revenue, EBITDA and subscribers for each of the three years in the period ended December 31, 1999.

Region/Country	Operating Company Name	Year Ended December 31,								
		1997			1998			1999		
		Subscribers	Revenue	EBITDA	Subscribers	Revenue	EBITDA	Subscribers	Revenue	EBITDA
		(in millions, except subscriber data in thousands)								
Latin America										
Northern Mexico	Bajacel	27	$ 19.8	$ 6.2	56	$ 26.7	$ 7.0	123	$ 45.3	$ 12.6
	Movitel	33	20.3	7.6	69	29.8	9.4	165	50.4	15.2
	Norcel	27	17.2	1.5	75	29.4	7.2	168	48.4	8.7
	Cedetel	59	45.5	9.0	176	68.0	12.0	362	106.1	13.0
Argentina	Movicom Argentina	157	149.5	54.1	221	187.2	76.0	293	207.5	76.7
Brazil	Global Telecom	—	—	—	—	0.3	(4.3)	57	12.1	(20.4)
Chile	ETP	16	20.1	1.0	46	18.9	(1.9)	164	47.7	7.7
Dominican Republic . .	Tricom	16	36.0	12.6	33	42.7	18.3	54	52.6	23.2
Uruguay	Movicom Uruguay	12	14.4	6.9	17	18.9	8.7	37	27.6	11.3
Southern Mexico	Portatel	7	4.4	0.7	14	6.0	1.2	19	7.6	1.4
Total Latin America		355	$ 327.2	$ 99.6	707	$ 428.0	$133.5	1,443	$ 605.3	$149.4
Europe/Middle East										
Israel	Pelephone	447	$ 340.4	$132.8	466	$ 370.9	$134.2	555	$ 354.7	$ 44.6
Egypt	MobiNil	—	—	—	29	17.7	(4.1)	91	64.8	14.2
Lithuania	Omnitel	36	21.9	4.5	51	36.9	11.9	69	31.0	16.6
Jordan	Fastlink	11	12.0	4.6	18	21.3	8.8	25	25.9	11.9
Azerbaijan(1)	Bakcell	6	7.7	2.0	9	18.0	6.8	3	3.4	0.3
Total Europe/Middle East		500	$ 382.0	$143.9	573	$ 464.8	$157.7	743	$ 479.9	$ 87.6
Asia										
Hong Kong	HTCL	179	$ 162.2	$ 9.6	268	$ 156.8	$ 7.0	340	$ 151.6	$(38.9)
Pakistan	Mobilink	16	9.2	1.8	26	9.2	3.9	28	10.5	4.4
Total Asia		195	$ 171.4	$ 11.3	294	$ 166.0	$ 11.0	368	$ 162.1	$(34.5)
Total Proportionate		1,050	$ 880.6	$254.8	1,574	$1,058.7	$302.1	2,554	$1,247.3	$202.5

(1) Operating company revenues and EBITDA for Azerbaijan reflect the results of operations for GTIB, a holding company which purchases cellular infrastructure and handsets and sells this equipment to Bakcell and provides management services to Bakcell for a fee. Because it did not own a majority of Bakcell during the periods presented, GTIB's results of operations do not reflect Bakcell's revenues and EBITDA associated with wireless services. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

Region/Country	Operating Company Name	Three Months Ended March 31,					
		1999			2000		
		Subscribers	Revenue	EBITDA	Subscribers	Revenue	EBITDA
		(in millions, except subscriber data, in thousands)					
Latin America							
Northern Mexico	Bajacel	67	$ 8.9	$ 3.1	132	$ 13.9	$ 2.9
	Movitel	88	10.6	3.9	173	14.8	6.2
	Norcel	95	9.8	1.7	185	12.4	2.3
	Cedetel	215	22.3	4.3	395	33.3	7.0
Argentina	Movicom Argentina	241	50.5	19.4	332	51.9	11.6
Brazil	Global Telecom	3	0.7	(2.5)	65	8.3	(3.0)
Chile	ETP	58	7.5	—	196	18.7	4.5
Dominican Republic . .	Tricom	39	10.7	4.9	59	15.7	6.8
Uruguay	Movicom Uruguay	27	7.4	3.4	45	7.6	3.3
Southern Mexico	Portatel	16	1.7	0.3	21	2.2	0.4
Total Latin America		848	$130.1	$38.6	1,603	$178.8	$41.9
Europe/Middle East							
Israel	Pelephone	480	$ 91.8	$18.4	586	$101.2	$17.9
Egypt	MobiNil	41	10.4	(0.3)	112	24.0	7.1
Lithuania	Omnitel	52	7.3	3.9	74	6.3	2.7
Jordan	Fastlink	20	5.6	2.7	33	6.6	3.5
Azerbaijan(1)	Bakcell	6	0.9	(0.1)	6	0.3	0.1
Total Europe/Middle East		598	$116.1	$24.6	811	$138.4	$31.4
Asia							
Hong Kong	HTCL	299	$ 40.7	$(2.1)	360	$ 41.9	$ 4.5
Pakistan	Mobilink	27	2.6	1.2	31	3.2	1.5
Total Asia		325	$ 43.3	$(0.9)	390	$ 45.2	$ 6.0
Total Proportionate		1,771	$289.5	$62.3	2,805	$362.3	$79.3

(1) Operating company revenues and EBITDA for Azerbaijan reflect the results of operations for GTIB, a holding company which purchases cellular infrastructure and handsets and sells this equipment to Bakcell and provides management services to Bakcell for a fee. Because it did not own a majority of Bakcell during the periods presented, GTIB's results of operations do not reflect Bakcell's revenues and EBITDA associated with wireless services. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

Proportionate Revenues

Total Proportionate Revenues. Total proportionate operating company revenues increased by $72.8 million, or 25.2%, from $289.5 million for the three months ended March 31, 1999 to $362.3 million for the three months ended March 31, 2000.

Latin America. Proportionate Latin American revenues increased $48.7 million, or 37.4%, from $130.1 million for the three months ended March 31, 1999 to $178.8 million for the three months ended March 31, 2000. The increase was primarily the result of an 89.0% increase in proportionate subscribers, from 848,000 for the three months ended March 31, 1999 to 1.60 million for the three months ended March 31, 2000, which was offset by lower ARPU primarily related to the rapid growth of prepaid subscribers. The proportionate subscriber increase was most pronounced in northern Mexico, which increased by 420,000, or 90.4%, and Chile, which increased by 138,000, or 237.7%, and in Brazil which only began offering its service in December 1998. Proportionate revenues from our operating companies in northern Mexico increased by $22.8 million to $74.4 million for the three months ended March 31, 2000 primarily due to the benefits from the introduction of calling party pays in the second quarter of 1999 as well as an increase in prepaid services. Proportionate revenues in

Chile increased by $11.2 million to $18.7 million for the three months ended March 31, 2000 due to the rapid market acceptance of prepaid services. Proportionate revenues in Brazil increased by $7.6 million to $8.3 million for the three months ended March 31, 2000, due to a significant increase in subscribers and an increase in our ownership of Global Telecom from 22% to 35.5% during 1999.

Europe/Middle East. Proportionate Europe/Middle East revenues increased by $22.3 million, or 19.2%, from $116.1 million for the three months ended March 31, 1999 to $138.4 million for the three months ended March 31, 2000. The increase in proportionate revenues was primarily the result of a 35.8% increase in proportionate subscribers, from 598,000 to 811,000, and partially offset by lower ARPU. This proportionate subscriber increase occurred primarily in Egypt and Israel, which increased proportionate subscribers by 71,000, or 174.2%, and 106,000, or 22.1%, respectively. In addition to the Egyptian subscriber increase and corresponding airtime revenue growth, interconnect revenues increased rapidly due to the expansion in prepaid customers, who generally receive more calls than they make. In Lithuania, proportionate revenues decreased by $1.1 million, resulting primarily from the effects of Lithuania's economic recession brought on by the Russian financial crisis.

Asia. Proportionate Asian revenues increased $1.8 million, or 4.3%, from $43.3 million for the three months ended March 31, 1999 to $45.2 million for the three months ended March 31, 2000. The increase resulted primarily from growth in proportionate subscribers in Hong Kong, which increased 20.6%, from 299,000 at March 31, 1999 to 360,000 at March 31, 2000, despite a reduction in our ownership percentage from 30% to 25.1%, which occurred in December 1999. The proportionate subscriber increase was partially offset by price reductions, resulting in a decline in ARPU, due to the competitive environment.

Proportionate EBITDA

Total Proportionate EBITDA. Total proportionate operating company EBITDA increased by $17.0 million, or 27.2%, from $62.3 million to $79.3 million for the three months ended March 31, 2000.

Latin America. Proportionate Latin American EBITDA increased $3.3 million, or 8.5%, from $38.6 million for the three months ended March 31, 1999 to $41.9 million for the three months ended March 31, 2000. The increase is primarily related to northern Mexico and Chile, where proportionate EBITDA improved by $5.2 million and $4.5 million, respectively, resulting from revenue growth generated by increased subscribers. The increases were mostly offset by a $7.8 million erosion in proportionate EBITDA and a decline in EBITDA margin in Argentina, which was attributable to price reductions and increased acquisition costs to support the 38.1% increase in proportionate subscribers, as well as additional expenses related to the commencement of long distance and PCS services scheduled for mid 2000. Proportionate EBITDA in the Dominican Republic increased $1.9 million, or 39.4%, to $6.8 million for the three months ended March 31, 2000, resulting primarily from revenue growth across its service offerings except paging.

Europe/Middle East. Proportionate Europe/Middle East EBITDA increased by $6.8 million, or 27.7%, from $24.6 million for the three months ended March 31, 1999 to $31.4 million for the three months ended March 31, 2000. The increase was primarily related to Egypt, where proportionate EBITDA increased $7.4 million to $7.1 million for the three months ended March 31, 2000, which resulted in an EBITDA margin of 30% as compared to (3)% for the three months ended March 31, 1999. This increase was primarily due to a 130.6% increase in proportionate revenues. The Egyptian increase was partially offset by a decrease in proportionate EBITDA in Lithuania of $1.2 million to $2.7 million for the three months ended March 31, 2000 resulting from a decrease in revenues. While proportionate subscribers in Israel increased by 22.1%, increased competitive pressures resulted in higher marketing expenses, including handset subsidies, dealer commissions, and advertising, resulting in a decrease in proportionate EBITDA of $0.5 million to $17.9 million for the three months ended

March 31, 2000. EBITDA margin in Israel was 18% for the three months ended March 31, 2000, as compared to 20% for the three months ended March 31, 1999 and 13% for the year ended December 31, 1999.

Asia.   Proportionate Asian EBITDA increased $6.9 million, from $(0.9) million for the three months ended March 31, 1999 to $6.0 million for the three months ended March 31, 2000. EBITDA margin in Hong Kong improved to 11% for the three months ended March 31, 2000 from (5)% for the three months ended March 31, 1999 and from (26)% for the year ended December 31, 1999. The improvement was primarily the result of reduction in handset subsidies and the implementation of operational cost controls in Hong Kong.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Proportionate Revenue

Total Proportionate Revenue.   Total proportionate operating company revenue increased by $188.6 million, or 17.8%, from $1,058.7 million in 1998 to $1,247.3 million in 1999.

Latin America.   Proportionate Latin American revenues increased $177.3 million, or 41.4%, from $428.0 million in 1998 to $605.3 million in 1999. The increase was primarily the result of an increase in proportionate subscribers of 736,000, or 104.0%, from 707,000 in 1998 to 1.4 million in 1999, which was offset by lower ARPU related to the rapid growth of prepaid subscribers. The proportionate subscriber increase was most pronounced in northern Mexico, which increased by 443,000, or 117.8%, and Chile, which increased by 118,000, or 254.6%. Proportionate revenues from our operating companies in northern Mexico increased by $96.3 million, or 62.5%, benefitting from the introduction of calling party pays service in the second quarter of 1999, as well as rapid market acceptance of prepaid services during 1999, which were introduced in 1998. Proportionate revenues in Chile increased $28.8 million, or 152.4%, primarily due to the accelerated deployment of prepaid services. Proportionate revenues from Brazil increased by $11.8 million to $12.1 million in 1999, the first full year of operation of Global Telecom.

Europe/Middle East.   Proportionate Europe/Middle East revenues increased $15.1 million, or 3.3%, from $464.8 million in 1998 to $479.9 million in 1999. The increase in proportionate revenues was primarily a result of a 29.8% increase in proportionate subscribers from 573,000 in 1998 to 743,000 in 1999, which was offset by lower ARPU related to the rapid growth of prepaid subscribers. The largest subscriber increase occurred in Egypt, which in July 1998 relaunched operations that were acquired earlier in the year from the Egyptian government and for which 1999 was the first full year of operations. Our proportionate revenues in Egypt increased $47.1 million, or 265.7%, from $17.7 million in 1998 to $64.8 million in 1999. The increase was primarily the result of a 216.9% increase in our proportionate subscribers and of increased roaming revenues reflecting increased roaming traffic from a more than ten-fold increase in the number of roaming agreements in 1999. Proportionate revenues also increased in Jordan by $4.6 million, or 21.4%, primarily resulting from a 34% increase in subscribers and increased roaming revenues. However, proportionate revenues in Israel decreased $16.2 million, or 4.4%, from $370.9 million in 1998 to $354.7 million in 1999 despite a 19.1% increase in subscibers. This decrease was the result of difficulties encountered stabilizing the new CDMA network, airtime credits issued to the NAMPS network customers as a result of wireless fraud, and pricing pressure resulting from the introduction of a new GSM competitor to the market in January 1999. Also, Lithuanian proportionate revenues decreased by $5.8 million, or 15.9%, due to the economic recession brought on by the Russian financial crisis, and a decline in our ownership from 45.4% to 35% that occurred in September 1998. Proportionate revenues in Azerbaijan decreased by $14.6 million due to difficulties in importing wireless infrastructure equipment which were resolved only in the latter part of 1999. Azeri revenues represent the results of the business activities of the holding company, GTIB, which, in addition to its investment in Bakcell, purchases cellular infrastructure and handsets and sells this equipment to Bakcell and provides management services to Bakcell for a fee.

Asia.   Proportionate Asian revenues decreased $3.9 million, or 2.3%, from $166.0 million in 1998 to $162.1 million in 1999. The decrease was primarily the result of a $5.2 million decrease in our proportionate Hong Kong revenues as a result of price reductions to increase market share beginning in March 1999. Hong Kong's proportionate subscribers increased 26.9%, from 268,000 in 1998 to 340,000 in 1999. Additionally, our ownership interest in Hong Kong was diluted from 30.0% to 25.1% in December 1999.

Proportionate EBITDA

Total Proportionate EBITDA.   Total proportionate operating company EBITDA decreased by $99.6 million, or 33.0%, from $302.1 million in 1998 to $202.5 million in 1999.

Latin America.   Proportionate Latin American EBITDA increased by $15.9 million, or 11.9%, from $133.5 million in 1998 to $149.4 million in 1999. EBITDA growth in 1999 was adversely affected by Brazil, whose proportionate EBITDA decreased $16.1 million, from $(4.3) million in 1998 to $(20.4) million in 1999 primarily as a result of efforts to increase market share requiring CDMA handset subsidies to achieve similar pricing as Global Telecom's competitor, who operates a TDMA network that generally requires less expensive handsets. Proportionate EBITDA from our operating companies in northern Mexico increased $13.9 million, or 39.3%, resulting primarily from revenue growth which was somewhat offset by higher operating costs including dealer commissions, handset subsidies, and interconnection costs, as well as administrative and support costs resulting in a decline in EBITDA margin from 23% to 20%. Proportionate EBITDA from our operating companies in Chile and the Dominican Republic increased by $9.6 million and $4.9 million, respectively, mainly due to increased revenues. EBITDA margin in Chile increased to 16% in 1999 from (10)% in 1998.

Europe/Middle East.   Proportionate Europe/Middle East EBITDA decreased by $70.1 million, or 44.4%, from $157.7 million in 1998 to $87.6 million in 1999. The decrease in proportionate EBITDA was primarily related to Israel, where proportionate EBITDA decreased by $89.6 million, or 66.8%, due to a decline in proportionate revenues of $16.2 million and increased operating costs, including handset subsidies initiated in 1999, a brand positioning campaign, and network fraud related costs. EBITDA margin in Israel declined to 13% in 1999 from 36% in 1998. Proportionate Egyptian EBITDA increased $18.3 million, from $(4.1) million in 1998 to $14.2 million in 1999 as growth in proportionate subscribers and revenue from connection fees outpaced growth in operating costs. Lithuanian proportionate EBITDA increased $4.7 million, or 39.3%, resulting primarily from a shift in the marketplace toward prepaid service, and the corresponding lower average acquisition costs, as well as lower bad debt and billing expenses.

Asia.   Proportionate Asian EBITDA decreased by $45.5 million, from $11.0 million in 1998 to $(34.5) million in 1999. The decrease was primarily the result of the launch of mobile number portability in Hong Kong, which allows subscribers to keep their phone numbers when switching operators. This resulted in intense price competition which drove down revenue and increased handset subsidies. EBITDA margin in Hong Kong declined to (26)% in 1999 from 4% in 1998.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Proportionate Revenues

Total Proportionate Revenues.   Total proportionate operating company revenues increased by $178.2 million, or 20.2%, from $880.6 million in 1997 to $1,058.7 million in 1998.

Latin America.   Proportionate Latin American revenues increased by $100.8 million, or 30.8%, from $327.2 million in 1997 to $428.0 million in 1998. The revenue increase was primarily the result of a 99.5% increase in proportionate subscribers, from 355,000 in 1997 to 707,000 in 1998 that was offset by lower ARPU related to the rapid growth of prepaid subscribers. The proportionate subscriber increase occurred mainly in northern Mexico, where mass-market penetration increased primarily through prepaid offerings, resulting in a proportionate revenue increase of $51.2 million, or 49.8%. Proportionate revenues in Argentina increased by $37.7 million, or 25.3%, due to a 40.7% increase in subscribers and the increased deployment of value-added services such as roaming and voice mail that resulted in airtime increases, and detailed billing. Proportionate revenues in the Dominican Republic increased by $6.7 million due to increases in local and international volumes, as well as growth in cellular airtime minutes generated by the prepaid program. This proportionate revenue increase occurred in spite of our ownership percentage decreasing from 40% to 30.8% resulting from the operating company's public offering of American Depository Shares in the second quarter of 1998.

Europe/Middle East.   Proportionate Europe/Middle East revenues increased $82.8 million, or 21.7%, from $382.0 million in 1997 to $464.8 million in 1998. The increase in proportionate revenues was primarily the result of a 14.5% increase in proportionate subscribers. MobiNil purchased its license in April 1998 from the Egyptian government and assumed ownership of an existing GSM network with approximately 80,000 subscribers from Telecom Egypt. MobiNil began adding new subscribers to its network in July 1998 after stabilizing the network and adding capacity. Proportionate Egyptian revenues in 1998 were $17.7 million. Proportionate Israeli revenues increased $30.5 million, or 8.9%, primarily as a result of price increases. In addition, Lithuanian proportionate revenues increase $15.0 million primarily as a result of a 42.5% increase in proportionate subscribers from 36,000 to 51,000 in spite of a sell-down of our ownership from 45.5% to 35%. Proportionate revenues in Azerbaijan increased by $10.3 million due to a sale of a new GSM system from our holding company, GTIB, to the operating company, Bakcell.

Asia.   Proportionate Asian revenues decreased by $5.4 million, or 3.2%, from $171.4 million in 1997 to $166.0 million in 1998. The decrease was primarily the result of aggressive competition to increase market share in Hong Kong, where proportionate subscriber growth of 49.4% was outpaced by price reductions.

Proportionate EBITDA

Total Proportionate EBITDA.   Total proportionate operating company EBITDA increased by $47.3 million, or 18.6%, from $254.8 million in 1997 to $302.1 million in 1998.

Latin America.   Proportionate Latin American EBITDA increased by $33.9 million, or 34.0%, from $99.6 million in 1997 to $133.5 million in 1998. The increase occurred primarily in Argentina, where proportionate EBITDA increased by $21.9 million, mainly related to revenue growth. Proportionate EBITDA from our operating companies in northern Mexico increased $11.2 million, or 45.8%, primarily due to increased revenues. Our operating company in Brazil commenced operations in the third quarter of 1998, resulting in proportionate EBITDA of $(4.3) million.

Europe/Middle East.   Proportionate Europe/Middle East EBITDA increased by $13.8 million, or 9.6%, from $143.9 million in 1997 to $157.7 million in 1998. Of the increase, $7.5 million was related to Lithuania, where 68.6% revenue growth outpaced growth in operating expenses. Additionally, proportionate EBITDA increased by $4.2 million and $1.4 million in Jordan and Israel, respectively, primarily due to increases in subscribers and revenue. These increases were partially offset by Egyptian EBITDA of $(4.1) resulting from the network's July 1998 relaunch subsequent to its acquisition from the Egyptian government in April 1998.

Asia.   Proportionate Asian EBITDA decreased by $350,000, or 3.1%, from $11.3 million in 1997 to $11.0 million in 1998. This decrease was primarily the result of a $2.5 million decrease in proportionate Hong Kong EBITDA due to higher subscriber acquisition costs. This was offset by a $2.2 million increase in Pakistan EBITDA that resulted from cost reductions.

Liquidity And Capital Resources

The following table sets forth our consolidated cash flows from operating, investing and financing activities for each of the three years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 1999 and 2000.

	Year Ended December 31,			Three Months Ended March 31,	
	1997	**1998**	**1999**	**1999**	**2000**
			(in millions)		
Cash provided by (used in):					
Operating activities	$ (19.8)	$ (10.3)	$ 1.1	$(16.4)	$ 0.2
Investing activities	(145.3)	(162.7)	(121.1)	(9.7)	(21.5)
Financing activities	172.3	173.2	124.9	20.1	16.1

Cash and Cash Equivalents

At March 31, 2000 cash and cash equivalents totaled $13.7 million, as compared to $18.8 million at December 31, 1999, $13.5 million at December 31, 1998 and $16.3 million at December 31, 1997.

Total cash and cash equivalents of our non-consolidated operating companies was $244.4 million as of December 31, 1999, as compared to $229.9 million as of December 31, 1998 and $101.2 million at December 31, 1997. Our proportionate share of cash and cash equivalents of our non-consolidated operating companies was $58.9 million as of December 31, 1999 and $55.7 million as of December 31, 1998 and $42.5 million at December 31, 1997.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $0.2 million for the quarter ended March 31, 2000 as compared to net cash used in operating activities of $16.4 million for the quarter ended March 31, 1999. The increase in cash from operations reflects $5.5 million from operating earnings offset by $5.2 million use of funds for working capital. Net cash from operating activities was $1.1 million for the year ended December 31, 1999. The increase in cash from operations reflects $3.1 million used by operating activities offset by $4.2 million from working capital and deferred taxes. Net cash used in operating activities was $10.3 million for the year ended December 31, 1998. Operating activities used $12.8 million of cash which was partially offset by $2.4 million cash generated by working capital and deferred taxes. Net cash used in operating activities was $19.8 million for the year ended December 31, 1997. Operating activities used $26.5 million which was partially offset by $6.7 million in cash generated by working capital and deferred taxes.

Net Cash Used in Investing Activities

For the quarter ended March 31, 2000 we expended $21.5 million in investing activities, of this amount, $11.9 million was used for capital expenditures to expand, support and improve our consolidated operating companies' wireless networks, promote the introduction of new products and services and to increase operating efficiency and productivity, and $9.6 million was used to increase our investment in our non-consolidated operating companies. For the quarter ended March 31, 1999, we expended $9.7 million in investing activities, of this $8.9 million was used for capital expenditures and $0.7 million to increase our investment in our non-consolidated operating companies.

For the years ended December 31, 1999, we expended $121.1 million in investing activities. We spent $58.3 million in 1999 on capital expenditures to expand, support and improve our consolidated operating companies' wireless networks, promote the introduction of new products and services and to increase operating efficiency and productivity. In addition, we increased our ownership percentage in Brazil by 13.5% to 35.5% through an investment of $76 million. Additionally, we acquired a 16.1% ownership interest, on a fully diluted basis, of Zephyr through an investment of $4 million. Proceeds from the sale of cost investments yielded $42 million.

For the year ended December 31, 1998 we expended $162.7 million in investing activities. Of this amount $18.9 million was used for capital expenditures to expand, support and improve our consolidated operating companies' wireless networks, promote the introduction of new products and services and to increase operating efficiencies and productivity. We expended $143.7 million to increase our investments in our non-consolidated operating companies.

For the year ended December 31, 1997 we expended $145.3 million in investing activities. Of this amount, $24.2 million was used for capital expenditures to expand, support and improve our operating companies' wireless networks, promote the introduction of new products and services and to increase operating efficiencies and productivity. We spent $121.1 million to increase our investments in our non-consolidated operating companies.

We expect to incur capital expenditures of $70 to $75 million for the year ended December 31, 2000. A majority of these expenditures will be allocated to expand and modernize the wireless networks of our consolidated operating companies in Mexico. On May 19, 2000 and May 24, 2000, we entered into agreements for an aggregate consideration of approximately $337 million to acquire the remaining interest in Bajacel, which owns a 68% interest in Movitel, a transaction we expect to complete in July 2000. In addition, in April 2000, we invested an additional $45 million in our Brazilian operating company, Global Telecom. We also increased our ownership in Zephyr from 16.1% to 16.8% in January 2000 for $2 million. At this time, we do not anticipate any required capital calls in 2000 for our non-consolidated operating companies, although we cannot assure you that this will be the case. We currently expect the shareholders to invest approximately $50 million in Movicom Argentina in 2001, of which our share would be approximately $12.5 million.

Some of our non-consolidated operating companies that we account for under the equity method of accounting have debt covenants that restrict the payment of cash dividends.

Net Cash From Financing Activities

Historically, the initial source of funding for the capital requirements of our consolidated entities has been cash provided by Motorola. During 1997, 1998, 1999 and the first quarter of 2000, Motorola provided financing of $172.3 million, $173.2 million, $124.9 million and $16.1 million, respectively. Motorola has informed us that after this offering it will no longer make additional capital available to us.

Motorola has provided debt financing to many of the consolidated entities through shareholder loans. In addition, Motorola and its subsidiaries have provided vendor financing and guarantees for third-party credit facilities for some of our operating companies. Motorola has also informed us that it will no longer make additional capital available to our operating companies and complementary businesses, except for vendor financing in connection with network infrastructure equipment purchases. This financing would be made available at Motorola's discretion and on arms'-length terms.

We generally expect to meet our current and future capital requirements, including any additional investments in operating companies and complementary businesses and possible new investments through the proceeds of this offering, sales of our ownership interests in our operating companies and dividends provided to us by our operating companies, although we have not historically received, and do not currently expect to receive in the near future, significant dividends from our operating companies. We may also access the capital markets from time to time. We believe these sources of funds will be sufficient to meet the needs of our businesses for the foreseeable future.

Propel and Its Consolidated Entities

Our consolidated total debt at March 31, 2000 was $152.3 million, all of which was provided by subsidiaries of Motorola. On a pro forma basis, after giving effect to the Bajacel acquisition, we would have had approximately $520 million of consolidated total debt. In connection with our separation from Motorola, we have entered into an agreement which limits the amount of equity we may issue or debt we may incur to finance our ongoing operations. For more information, see "Our Relationship with Motorola—IPO and Distribution Agreement." We have agreed, prior to a distribution of our common stock to Motorola stockholders or other form of divestiture, to repay our debt owing to Motorola. We will not incur repayment penalties in connection with such repayment.

We currently anticipate that approximately $490 million of external funds may be required to replace indebtedness owed to Motorola. The cost and terms of any new credit agreements may not be as favorable as those currently in place under arrangements we have with Motorola. To the extent we require further capital, we may need to secure additional bank financing, issue additional stock, subject to restrictions contained in the agreements relating to our separation from Motorola, or reduce our holdings in our equity- and cost-based investments. We believe that we will have access to additional funding, if necessary, on acceptable terms and conditions, although we cannot assure you that this will be the case.

Guaranteed Obligations

Motorola has provided guarantees in support of certain non-consolidated operating companies. Guaranteed obligations at December 31, 1999 were up to $250 million, of which $150 million were outstanding. Prior to a distribution of our common stock to Motorola stockholders or other form of divestiture, we will take all steps necessary to relieve Motorola of the commitments related to the guarantees. To the extent we undertake to guarantee these obligations, there can be no assurance that lenders to our operating companies will be willing to maintain the guaranteed facilities under the same terms and conditions as were available when Motorola was an obligor under such guarantees. This may result in additional funding needs and higher financing costs that cannot be determined at this time. In the event we are unable to substitute our guarantee for that of Motorola's, we have agreed to indemnify Motorola for any losses it may incur as a result of one of our operating companies breaching its obligations under its financing agreements.

Financial Condition

Our operating companies generally fund their operations and expansion needs from operating cash flow, third-party and related-party debt arrangements, including vendor financing, and when necessary, from equity contributions by shareholders. We cannot assure you that our operating companies will be able to access sufficient capital at a reasonable cost, if at all. In the event they are unable to do so, we may be asked to provide our operating companies with additional equity capital. In the event we do not choose to provide such equity capital, and other shareholders do, our interest in those companies may be diluted. We and our operating companies expect to require access to capital markets for debt and equity.

We intend to use the proceeds from this offering to fund our ongoing operations, for acquisitions to expand our portfolio of assets, to invest in the expansion of our operating companies, to repay a small portion of our indebtedness to Motorola and for general corporate purposes.

The capital structure of each of our operating companies has a debt component. The following table shows the outstanding cash, short and long term debt and net debt for each of our operating companies at December 31, 1999 and our proportionate share of such net debt.

	Cash	Short and Long Term Debt(1)	Net Debt(2)	Proportionate Net Debt
		(in millions)		
Latin America				
Northern Mexico				
Bajacel	$ 4.4	$ 12.6	$ 8.2	$ 4.0
Movitel	5.8	19.0	13.3	7.4
Norcel	5.2	43.9	38.7	38.7
Cedetel	10.2	75.9	65.7	65.7
Argentina	22.4	337.7	315.4	78.8
Brazil	13.2	547.1	533.9	189.8
Chile	1.1	112.3	111.2	27.8
Dominican Republic	13.5	336.5	323.0	99.6
Uruguay	2.2	10.0	7.8	2.5
Southern Mexico	2.3	4.2	1.9	0.4
Europe/Middle East				
Israel	1.2	340.4	339.2	169.6
Egypt	140.5	778.8	638.3	114.9
Lithuania	18.9	29.0	10.1	3.5
Jordan	4.7	28.0	23.3	6.1
Azerbaijan(3)	—	19.1	19.1	9.6
Asia				
Hong Kong	1.7	786.5	784.8	197.0
Pakistan	12.5	79.9	67.4	20.2

(1) Includes capitalized leases and license fee obligations and approximately $262.3 million owing to Motorola's finance subsidiary, Motorola Credit Corporation, outstanding for the purchase of infrastructure equipment.

(2) Net debt is calculated by subtracting cash and cash equivalents from total indebtedness.

(3) Data in the table represent capital structure of the holding company GTIB. Subsequent to December 31, 1999, GTIB acquired an additional 26% ownership in Bakcell. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

The following table shows the scheduled maturities of the short- and long-term debt for each of our operating companies.

	Scheduled Debt Maturities				
	Due 2000	Due 2001	Due 2002	Due 2003 and thereafter	Total
			(in millions)		
Latin America					
Northern Mexico					
Bajacel	$ 4.0	$ 4.0	$ 2.1	$ 2.5	$ 12.6
Movitel	2.6	12.5	1.8	2.1	19.0
Norcel	43.9	—	—	—	43.9
Cedetel	—	75.9	—	—	75.9
Argentina	115.4	72.3	—	150.0	337.7
Brazil	137.9	137.9	42.6	228.8	547.1
Chile	19.5	90.4	2.0	0.4	112.3
Dominican Republic	96.1	4.7	29.3	206.4	336.5
Uruguay	—	—	3.0	7.0	10.0
Southern Mexico	2.1	2.1	—	—	4.2
Europe/Middle East					
Israel	163.3	47.6	34.6	94.9	340.4
Egypt	170.4	—	77.8	530.6	778.8
Lithuania	7.5	7.5	9.8	4.3	29.0
Jordan	5.0	6.5	3.0	13.5	28.0
Azerbaijan(1)	9.4	2.1	—	7.7	19.1
Asia					
Hong Kong	14.8	15.4	16.2	740.1	786.5
Pakistan	9.4	20.5	19.2	30.8	79.9

(1) Represents scheduled maturities for GTIB.

Consolidated Operating Companies

Northern Mexico—Cedetel and Norcel. At December 31, 1999, Cedetel and Norcel had debt totaling $120 million, which consisted of unsecured loans from an affiliate of Motorola at a rate of LIBOR plus 0.25%. We have agreed to repay these loans prior to a distribution of our common stock to Motorola stockholders or other form of divestiture and replace them with a committed, medium- to long-term credit facility from unaffiliated third parties.

During 2000, Cedetel and Norcel anticipate making capital expenditures totaling approximately $70 to $80 million to expand, support and improve their wireless networks, to promote the introduction of new products and services and to increase operating efficiency and productivity. Approximately $44 million in indebtedness owed to related parties matures during 2000. We currently expect our operating companies in northern Mexico will jointly pursue lines of credit subsequent to our acquisition of the remaining interest in Bajacel, which owns 68% of its subsidiary Movitel.

Non-Consolidated Operating Companies

The following discussion relates to some of those operating companies we account for under the equity method of accounting. We use the equity method of accounting to record the operating results of entities over which we exercise significant influence, but do not have a controlling interest.

Argentina. At December 31, 1999, Movicom Argentina had total indebtedness of $338 million. Movicom Argentina has issued $150 million under a Euro medium-term notes program which matures in 2008 at an annual interest rate of 9.25%. Issuances under this program are authorized for up to $350 million. In connection with the acquisition of its PCS licenses in 1999, Movicom Argentina issued $150 million in notes with $78 million due June 2000, and the remaining $72 million in June 2001. These notes pay interest at an annual rate of 7%.

Movicom Argentina has commitments for working capital bank loans of up to $359 million. At December 31, 1999, $38 million was outstanding under these facilities at interest rates varying from 6% to 9%.

During 2000, we anticipate that Movicom Argentina will invest approximately $220 to $240 million to fund capital equipment to expand, support and improve its wireless networks, to promote the introduction of new products and services and to increase operating efficiency and productivity, and will retire $77 million of notes payable related to its PCS license acquisition. In the event that Movicom Argentina encounters difficulties in satisfying its funding requirements through other means, it plans to issue additional long-term debt through its Euro medium-term notes program. We expect that Movicom Argentina will request a capital contribution of $50 million from its shareholders in 2001 to maintain its debt-to-equity ratio, of which our share would be $12.5 million. Motorola has provided guarantees totaling $42 million in support of debt and promissory notes of Movicom Argentina.

Brazil. At December 31, 1999, Global Telecom had $547 million of indebtedness, including license fee obligations. During 1999, Global Telecom entered into a U.S. dollar credit facility with the Japan Bank for International Cooperation for up to $220 million to finance capital equipment purchases. This facility is currently guaranteed jointly and severally by Motorola and DDI Corporation, Global Telecom's largest shareholder. Borrowings bear interest at LIBOR plus 0.125%. The facility will be repaid in ten equal semi-annual installments beginning in 2002. As of December 31, 1999, Global Telecom had borrowed $40 million under this facility.

In addition, Global Telecom has entered into a U.S. dollar vendor financing agreement with Motorola Credit Corporation for up to $330 million. A tranche consisting of $220 million will be used to finance equipment purchases. A second tranche of $110 million will be used for general working capital purposes. Both tranches bear interest at a rate of LIBOR plus 4.00%. Payments under this vendor financing agreement begin in 2002 and end in 2007. As of March 31, 2000, Global Telecom was in compliance with all covenants of this financing agreement, except for the maintenance of minimum quarterly levels of net revenue and levels of subscribers for each quarter during 1999 and for the first quarter of 2000. Global Telecom received waivers for each of these instances of noncompliance from Motorola. Although Global Telecom has received such waivers in the past, we cannot assure you that it will continue to receive these waivers on a going-forward basis or that it will have access to additional funds under this financing agreement should its noncompliance with these or other covenants continue. As of December 31, 1999, Global Telecom's obligations under this vendor financing arrangement totaled $231 million. Under the terms of the financing agreement, Global Telecom is restricted in its ability to pay dividends and incur additional indebtedness.

Global Telecom's wireless license, which it acquired in 1998 at a cost of $792 million, is payable in four annual installments. Global Telecom paid $138 million in April 2000, with the remaining $138 million due in April 2001 plus interest which accrues at IGP-DI, a local inflation index, plus 1% per month. The license has been financed primarily through capital contributions of the shareholders.

During 2000, Global Telecom anticipates capital funding needs of approximately $425 to $450 million, including the license fee paid in April, $150 to $175 million to invest in capital equipment and $150 to $165 million to fund operating cash flow deficits. In April 2000, Global Telecom received a $120 million equity contribution from its shareholders to fund a portion of the license installment. Current funding obligations of Global Telecom exceed funding commitments and available capital by an estimated $30 to $40 million in 2000. In order to fund its future capital needs, Global Telecom expects to access additional working capital lines or enter into long term debt arrangements with banks.

Dominican Republic.   At December 31, 1999, Tricom had $336 million of outstanding indebtedness, including $200 million of 11⅜% Senior Notes due in 2004.

Tricom currently has several Dominican Republic peso-denominated bank loans totaling approximately $12 million with interest rates ranging from 20% to 30%. The company also has $18 million in peso-denominated short term credit from an affiliate.

Tricom had $81 million of debt under lines of credit from local and international banks outstanding at December 31, 1999 at interest rates ranging from 9% to 12%.

Capital leases totaling $26 million were outstanding at December 31, 1999 with $14 million due in the year 2000.

During 2000, Tricom anticipates capital expenditures of approximately $175 to $200 million to expand, support and improve its wireless networks, to promote the introduction of new products and services, to increase operating efficiency and productivity and make capital lease payments. Funding is expected to be provided by cash flow from operations, equity issuances and increases in short-term bank facilities. On January 19, 2000, Tricom obtained an approval of credit guarantee totaling $47 million from the Export-Import Bank of the United States. The credit guarantees will be disbursed by the International Bank of Miami to fund purchases of communications equipment from Motorola and other U.S. suppliers. The credits will be available for disbursement over a twelve-month period, will initially bear interest at floating rates which later will be converted to fixed interest rates and will have five-year repayment schedules. On April 17, 2000, Tricom issued American Depository Shares for net proceeds of $68 million.

Egypt.   At December 31, 1999, MobiNil had $778 million in outstanding indebtedness. It has a senior secured long-term credit facility denominated in Egyptian pounds which is equivalent to approximately $570 million to finance capital expenditures and working capital. The facility consists of a $220 million, 6.5-year international tranche and a 7.5 year Egyptian pound-denominated domestic tranche totaling approximately $350 million, of which $320 million is a term loan and $30 million is in the form of revolving credit. The interest rate for the international tranche is LIBOR plus 1.6% and the interest rate for the domestic tranche was fixed at 11.25%. Approximately $220 million of the international tranche and $288 million of the domestic tranche were outstanding as of December 31, 1999. The facilities are secured by a pledge of 51% of the total shares outstanding of MobiNil and an assignment of subordinated shareholder loans.

At December 31, 1999, shareholders had provided loans totaling $150 million with no fixed maturity or repayment schedule. In addition, during 1999, MobiNil issued Egyptian pound-denominated bonds equivalent to approximately $100 million with a fixed interest rate of 12.25% to finance ongoing network expansion. These bonds mature in 2007.

MobiNil had working capital loans with local banks totaling approximately $20 million at December 31, 1999.

During 2000, MobiNil anticipates investing approximately $360 to $380 million in capital equipment to expand, support and improve its wireless networks, promote the introduction of new products and services and increase operating efficiency and productivity. It is expected that these activities will be financed through cash flow from operations and additional borrowings under the domestic tranche of its senior secured facility. We anticipate that MobiNil will be able to satisfy its remaining needs through an increase of its uncommitted working capital loans, as well as continued use of vendor financing, for a portion of additional capital expenditures.

Hong Kong.   As of December 31, 1999, HTCL had $787 million of outstanding indebtedness, of which $413 million in long-term loans were provided by companies related to the controlling shareholder, Hutchison Whampoa Limited. These loans are unsecured, bear interest at prevailing market rates (HKIBOR plus 1.3%) and have no fixed repayment terms. Capital leases of telecommunication equipment totaling $374 million were outstanding at December 31, 1999, with $15 million due in 2000.

During 2000, HTCL anticipates making capital expenditures totaling approximately $160 to $180 million to expand, support and improve its wireless networks, promote the introduction of new products and services and increase operating efficiency and productivity. In addition, $15 million is due under a capital lease commitment. Cash flows from operations are not expected to be sufficient to provide funding for anticipated capital expenditures and maturing capital lease commitments. On March 31, 2000, HTCL completed an agreement with a syndicate of financial institutions for a Hong Kong dollar-denominated credit facility equivalent to approximately $516 million. The facility bears interest at the HKIBOR rate plus 1.2%. Portions of the facility expire on various dates from 2005 to 2007. The facility is secured by a fixed and floating charge over the assets of the company and a fixed charge over the telecommunications licenses.

Israel. At December 31, 1999, Pelephone had outstanding bank loans of approximately $340 million. These include a $50 million U.S. dollar-denominated long-term line of credit which was committed and fully drawn and an approximately $160 million New Israeli shekel-denominated long-term line which was fully drawn. Both facilities have maturities ranging from 2000 to 2006. The interest rate on the U.S. dollar-denominated facility is LIBOR plus 0.50%, while the interest rate on the New Israeli shekel facility has a range of between 3.6% and 5.75%. Approximately $33 million of the New Israeli shekel-denominated facility matures in 2000. At December 31, 1999, Pelephone had $131 million of indebtedness outstanding under short-term unsecured credit lines with $135 million remaining available and unused. The average interest rate at December 31, 1999 was 10.95%.

During 2000, Pelephone anticipates investing approximately $280 to $300 million in capital equipment to expand, support and improve its wireless networks, promote the introduction of new products and services and increase operating efficiency and productivity. There is $135 million of additional short-term unsecured credit that is currently available and we expect that additional borrowing capacity will be available when required.

Northern Mexico—Bajacel and Movitel. At December 31, 1999, Bajacel and Movitel had combined indebtedness outstanding of $32 million. This debt is composed of the following facilities:

- a $3 million revolving loan from Banco Nacional de Comercio Exterior at an interest rate of LIBOR plus 0.625%;

- a $3 million industrial mortgage loan denominated in U.S. dollars from Banco Bilbao Vizcaya repayable through 2002 at interest rates ranging from 8% to 10%;

- a $10 million revolving loan from Citibank at an interest rate of 9.1225%;

- a $3 million revolving loan from Citibank at an interest rate of LIBOR plus 2.25%; and

- a $14 million five-year loan from ABN AMRO at an interest rate of LIBOR plus 2%, which is repayable over ten semi-annual installments.

The Citibank loans are guaranteed by Motorola and secured by a pledge of the stock of Bajacel and Movitel.

During 2000, Bajacel and Movitel anticipate investing approximately $70 to $75 million in capital equipment to expand, support and improve wireless networks, promote the introduction of new products and services and increase operating efficiency and productivity. Funding will be provided by cash flow from operations and additional use of the existing revolving bank facilities. Should the bank facilities be insufficient or unavailable we will endeavor to secure alternative long-term bank or vendor financing.

The actual amount and timing of future capital requirements of our operating companies may differ materially from our estimates as a result of a variety of factors including:

- the costs of the development and expansion of each of our operating companies' networks;
- a change of the development plans of our operating companies;
- the demand for the services of our operating companies and the extent of competition;
- regulatory and technological developments; and
- the completion of acquisitions.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our variable-rate long-term debt in our operating companies. The general level of LIBOR rates affects the interest expense that we recognize on our variable-rate debt. A 1% increase in LIBOR rates would result in $18.6 million additional interest expense on our operating companies' variable-rate debt, or $6.7 million based on our proportionate ownership. In some cases, a change in the sovereign risk rating of a country in which our operating company does business could cause an increase in interest rates even if LIBOR rates remain unchanged.

Our operating companies have fixed-rate debt with maturities ranging from one year to eight years. To the extent our operating companies rely on local currency cash flow to service interest and principal and such currency remains stable relative to the U.S. dollar, there is no interest rate risk. However, in the event that the U.S. dollar strengthens, the amount of local currency needed to be converted to service the principal and interest will increase, making it more difficult to meet scheduled repayments.

	Short- and Long-Term Debt			Variable-Rate Interest Cost at 1% per year	
	With Fixed Interest Rates	With Variable Interest Rates	Total	Operating Company	Proportionate
	(in millions)				
Latin America					
Northern Mexico					
Bajacel	$ —	$ 12.6	$ 12.6	$0.1	$0.1
Movitel	—	19.0	19.0	0.2	0.1
Norcel	—	43.9	43.9	0.4	0.4
Cedetel	—	75.9	75.9	0.8	0.8
Argentina	299.7	38.1	337.7	0.4	0.1
Brazil	—	547.1	547.1	5.5	1.9
Chile	27.0	85.4	112.3	0.9	0.2
Dominican Republic	265.5	71.0	336.5	0.7	0.2
Uruguay	—	10.0	10.0	0.1	—
Southern Mexico	—	4.2	4.2	—	—
Europe/Middle East					
Israel	130.5	209.8	340.4	2.1	1.0
Egypt	558.8	220.0	778.8	2.2	0.4
Lithuania	20.0	9.0	29.0	0.1	0.0
Jordan	2.8	25.3	28.0	0.3	0.1
Azerbaijan(1)	19.1	—	19.1	—	—
Asia					
Hong Kong	360.9	425.6	786.5	4.3	1.1
Pakistan	17.3	62.6	79.9	0.6	0.2

(1) Represents indebtedness of GTIB.

Foreign Exchange Market Risks

We are subject to risks from currency fluctuations from operating companies that conduct business in local currencies, but whose results of operations are translated to U.S. dollars. Such changes result in cumulative translation adjustments which are included in equity. Our major currency exposure is to fluctuations in the rate of exchange for the Mexican peso and New Israeli shekel. For our consolidated operations, the effects of remeasuring the nonfunctional currency assets or liabilities into the functional currency, as well as the gains and losses on hedges of existing assets or liabilities, are marked-to-market, and the result is recorded in our consolidated income statement. A significant portion of the debt held by our consolidated businesses is denominated in U.S. dollars, and is therefore subject to the effects of currency fluctuations, which may affect our reported earnings. As of March 31, 2000, short- and long-term debt issued by our consolidated entities, which is denominated in U.S. dollars amounted to $152.3 million. A 10% appreciation of the U.S. dollar relative to the functional currency of those entities could result in a significant reduction of our reported earnings.

Our policy is to hedge currency risks at our consolidated subsidiaries where the costs and the availability of hedging instruments provide an economic benefit. At December 31, 1999, $10 million of foreign currency forward contracts were outstanding.

Except in Azerbaijan, all of our nonconsolidated operating companies that we account for as equity investments transact business primarily in the applicable local currency. Certain entities operate in countries whose exchange rates are either fixed, pegged or strongly correlated to the U.S. dollar, including Argentina, Hong Kong, Lithuania, Egypt and Jordan, which results in relatively insignificant currency volatility. The largest translation exposures we have are in our operating companies in Brazil, Chile, Mexico and Pakistan, where local currencies have been historically volatile. Local currency results, when translated to U.S. dollars, would impact that operating company's cumulative translation account in the equity section in proportion to our ownership. The effects of remeasuring the nonfunctional current assets or liabilities into the functional currency at marked-to-market rates is reflected in proportion to the net income or loss recognized by the company from the equity investment. Due to significant U.S. dollar-denominated debt, an adverse impact in local currency earnings and cash flow of our operating companies as a result of exchange rate volatility could be significant, especially in Brazil. There are no material hedging programs in place at any of our equity affiliates, other than in Chile and Egypt, to mitigate the impact of a change in currency rates.

The following table sets forth the U.S. and other non-local dollar-denominated debt for each of our operating companies at December 31, 1999.

	Short- and Long-Term Debt	
	U.S. Dollar and Other Non-Local Currency	
	Total	Proportionate
	(in millions)	
Latin America		
Northern Mexico		
Bajacel	$ 12.6	$ 6.2
Movitel	19.0	10.6
Norcel	43.9	43.9
Cedetel	75.9	75.9
Argentina	188.1	47.0
Brazil	271.4	96.4
Chile	26.9	6.7
Dominican Republic	281.0	86.6
Uruguay	10.0	3.2
Southern Mexico	4.2	0.9
Europe/Middle East		
Israel	50.0	25.0
Egypt	220.0	39.6
Lithuania	29.0	10.2
Jordan	0	0.0
Azerbaijan(1)	19.1	9.6
Asia		
Hong Kong	—	—
Pakistan	50.6	15.2

(1) Represents indebtedness of GTIB.

Foreign Currency Translation

Our consolidated subsidiaries, use their respective local currencies as the functional currency, except for WDS, which uses the U.S. dollar as its functional currency. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included as a separate component of stockholder's equity.

A majority of our operating companies which we account for as equity investments use their respective local currencies as the functional currency. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included in a separate component of our stockholder's equity and in proportion to our ownership in each of the operating companies.

Foreign Currency Transactions

For our consolidated entities, the effects of remeasuring the nonfunctional currency assets or liabilities into the functional currency, as well as the gains and losses on hedges of existing assets or liabilities are marked to market, and the results are recorded within the line item "Other income (expense)" in our consolidated income statement. Gains and losses on financial instruments that hedge firm commitments are deferred until such time as the underlying transactions are recognized, or recorded immediately when the transaction is no longer expected to occur. Other gains or losses on financial instruments that do not qualify as hedges are recognized as income or expense.

For our operating companies that we account for as equity investments, the effect of remeasuring the nonfunctional currency assets or liabilities into the functional currency, as well as the gains and losses on hedges of existing assets or liabilities, are marked to market. The result is recorded in the income statement of that entity. These amounts are recognized by us in proportion to our ownership interest in that operating company.

Derivative Financial Instruments

As a company with worldwide operations, our transactions are denominated in a variety of currencies. We may use financial instruments to hedge exposures, when available, in order to reduce our overall exposure to the effects of currency fluctuations on cash flows. Our policy is to not engage in derivative transactions in order to profit on the exchange rate price fluctuations, trade in currencies for which there are no underlying exposures or enter into trades for any currency to intentionally increase the underlying exposure. Instruments used as a hedge must be effective at reducing the risks associated with the exposure being hedged. In addition, such instruments must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of the underlying exposures hedged, both at inception, and over the life, of the contract.

Our strategy in foreign exchange exposure is to offset the gains or losses of the financial instruments against losses or gains on the underlying operational cash flows, based on the operating company's assessment of risk. Except in Chile and Egypt, none of our operating companies engage in any material hedging activity at this time due to costs and, in some cases, the unavailability of hedge instruments. These operating companies routinely evaluate their exposure to cash flow risk in determining whether financial instruments should be used. We expect to hedge firm commitments, including assets and liabilities, currently on the balance sheet. At this time, we do not hedge anticipated transactions.

When hedges are placed, both forward contracts and options may be used. To the extent possible, we attempt to hedge our currency position naturally by having equal and offsetting assets and liabilities in the same currencies mitigate the impact of rate movements of nonfunctional currencies. We do not hedge our investments or accrued income in those operating companies we account for as equity investments.

At December 31, 1999, we had net outstanding foreign exchange contracts totaling $10 million. Most of the hedge contracts had maturities of three months or less, with the longest maturity extending six months. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets and liabilities and transactions being hedged. At December 31, 1999, there were no deferred gains or losses with respect to these contracts.

We rely on each of the operating companies we account for as equity investments to evaluate their exposure to currency risk and the instruments available to them to mitigate their cash flow risk. During 1999, MobiNil entered into a number of contracts to swap Egyptian pounds for U.S. dollars to allow for settlement of expected U.S. dollar liabilities. At December 31, 1999, $102 million was outstanding and all of the swaps mature during 2000.

Inflation

Inflation has had and may continue to have negative effects on the economies and securities markets of emerging market countries and has had negative effects on our operating companies. In general, inflation impacts companies in two ways. First, an entity may not be able to increase prices at the same rate as increases in operating costs and secondly, the government may introduce programs to slow economic growth to reduce inflation that lead to a decrease in demand for products and services as the economy slows. Our operating companies, where permitted and subject to competitive pressures, intend to increase prices to mitigate for the effects of inflation. However, in those jurisdictions where prices are regulated or specified in the wireless license, our operating companies may not be able to successfully mitigate the impact of inflation on their operations. Some of our operating companies have experienced negative impacts of inflation as their licenses contain terms that prevent them from immediately raising prices to offset increasing costs.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137, which we are required to adopt in the first quarter of 2001. SFAS 133 will require us to record all derivatives on balance sheet at fair value. Changes in derivative fair value will either be recognized in earnings as an offset to changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of non-owner changes to equity until the hedged transactions occur and are recognized in earnings. The impact of SFAS 133 on our consolidated financial position, liquidity and results of operations will depend upon a variety of factors, including future interpretive guidance from the FASB and the extent of our hedging activities. However, we do not expect the adoption of SFAS 133 to materially affect our consolidated financial position, liquidity or results of operations. We are in the process of evaluating the effect of SFAS 133 on the results of operations or financial position of our operating companies.

In December 1999, the SEC issued Staff Accounting Bulletin Number 101, "Revenue Recognition in Financial Statements," (SAB 101). SAB 101 requires that revenues and costs of revenues derived from services rendered at the beginning of a contract or business relationship be deferred and recognized over the life of the related contract or relationship. The guidelines in SAB 101 must be adopted during the second quarter 2000. We do not expect the adoption of these guidelines to have a material impact on our results of operations and financial position.

INDUSTRY OVERVIEW

Wireless Technology. Wireless communications systems are capable of providing high quality, high capacity voice and data communications to and from handheld and vehicle-mounted radio telephones. Wireless networks are generally capable of handling thousands of calls at any one time and providing service to millions of subscribers in any particular area.

Wireless communications systems use radio frequencies to transmit voice and data signals. Wireless telephone technology is based upon the division of a given geographical area into a number of cells and the simultaneous re-use of radio channels in non-contiguous cells within the system. Each cell contains a transmitter and receiver, or base station, a tower, antenna and signaling equipment, all of which are collectively known as a cell site, that communicates by radio signal with wireless telephones in that cell. The cell site is connected by microwave or landline telephone circuits, known as a backbone, to a switch that uses computers to control the operation of the wireless systems for the entire service area. The system controls the transfer of calls from cell to cell as a subscriber moves between cells, coordinates calls to and from handsets, allocates calls among the cells within the system and connects calls to the local wireline telephone system or to a long distance carrier. Wireless communications subscribers can send and receive local, long-distance and international calls from their wireless telephones. Wireless system operators therefore require interconnect arrangements with local wireline telephone companies.

Wireless system operators normally agree to provide service to subscribers from other technologically compatible wireless systems who are temporarily located in or traveling through their service areas in a practice called roaming. Agreements among wireless system operators provide that the roaming subscriber's home carrier pays the serving carrier at rates prescribed by the serving carrier. The introduction of multi-mode phones increases the likelihood that a subscriber's handset will be able to find a compatible technology when roaming.

Early wireless networks employed analog technology, which uses one continuous electronic signal that varies in amplitude or frequency over a single radio channel. Examples of analog technology include Advanced Mobile Phone System, or AMPS, Narrowband AMPS, or NAMPS, Total Access Communications System, or TACS, and Extended TACS, or ETACS. These technologies are still in use today. Increasingly, wireless operators have deployed or are deploying digital wireless technology, which is commonly referred to as digital cellular or personal communications services, or PCS. Digital systems convert voice signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions, increasing network capacity. Digital-based wireless technologies allow greater call privacy and new and enhanced services, such as caller identification, call forwarding and short messaging service, or SMS. These services are often referred to as value-added services. Digital technology also allows more complex data transmission features, including facsimile, electronic mail, Internet and data network access.

There is no single standard international digital technology, and various distinct technologies have been deployed in digital wireless systems:

- *TDMA—Time Division Multiple Access.* TDMA increases capacity by placing three or more calls on one radio channel separated by time. This technology operates in the 800 and 1900 MHz band and is known as TDMA 800 and TDMA 1900, respectively.

- *CDMA—Code Division Multiple Access.* CDMA increases capacity by coding transmissions and spreading information over many channels. This technology generally operates in the 800 and 1900 MHz bands and is known as CDMA 800 and CDMA 1900, respectively.

- *GSM—Global System for Mobile Communications.* GSM, a variation of TDMA, originated in Europe and has been widely deployed internationally in the 900, 1800 and 1900 MHz frequency bands, known as GSM 900, GSM 1800 and GSM 1900, respectively.

Another digital technology being deployed in many markets is enhanced specialized mobile radio, also known as ESMR or digital trunked radio, which allows two-way radio communication within the network and also allows interconnection to the wireline telephone network. In some markets this technology is marketed as an alternative to cellular, although they are not cellular technologies. In other markets, capacity issues or regulatory constraints limit ESMR's current viability as a functional alternative to cellular.

The Wireless Communications Market. The global telecommunications industry continues to undergo rapid change resulting from privatization, deregulation, increased competition, the expansion of wireless services, the decrease in network infrastructure and handset costs, the growth of the Internet, the increased use of data-intensive applications and the deployment of high-bandwidth digital networks. Worldwide cellular subscribers have grown from 16.8 million at the end of 1991 to 474.8 million at the end of 1999, which represented a compound annual growth rate of 51.8%.

Wireline penetration rates in less developed countries in regions such as Latin America, the Middle East and Asia remain significantly below the levels of more developed countries, and we believe use of wireless communications in these regions has the potential to grow at a faster rate than in the global wireless communications industry overall. We expect that the low penetration and long waiting lists for wireline communications service in developing countries will continue to contribute to the rapid growth in wireless services. In some countries, the wireless communications network provides significantly improved access to the local and international wireline network as compared to the existing wireline service. Continued growth of wireless services is expected to result from increased penetration and usage as service costs decline, wireless network coverage and capacity expand, service functionality, such as the calling party pays and prepaid service offerings, increases and demand grows from users wanting the convenience of wireless service.

Wireline networks require the construction of extensive infrastructure in the form of buried or overhead cable networks, while wireless communications systems generally require significantly less construction. For developing countries, wireless communications systems can represent a more cost-effective and faster method of expanding telecommunications infrastructure than traditional wireline networks. These factors, together with the ongoing liberalization of telecommunications regulatory environments, are expected to stimulate future growth in communications services revenue in developing countries.

Growth Trends. Growth in the telecommunications industry, and particularly wireless communications, has been shaped by a number of underlying trends that are likely to cause this growth to continue.

Opening Markets Increases Penetration. The opening of telecommunications markets to private operators has resulted in increased competition for substantially all telecommunications products and services. This competition has attracted capital investment and technical talent and has facilitated the availability of advanced telecommunications services and generally reduced prices, all of which has resulted in mass-market availability of wireless communication services.

Expanding Penetration Lowers Unit Costs. The number of wireless subscribers and levels of wireless penetration have increased throughout the world. Increased subscriber numbers allow wireless providers to distribute the fixed costs of wireless networks over greater numbers of users, thereby reducing the unit costs of providing wireless service. Lower costs in turn tend to attract more subscribers and higher usage, which in turn may further lower unit costs.

Employing Digital Technology Lowers Costs and Increases Utility and Functionality. Wireless telecommunications providers are increasingly employing digital technology in their networks. Digital wireless systems achieve greater capacity, allowing additional subscribers to use a given amount of spectrum, and therefore reduce network costs per subscriber more than analog systems.

Digital wireless systems offer improved call privacy and security, extended handset battery life, value-added services and more robust data transmission features. We believe the combination of lower unit costs, increased functionality and expanded wireless Internet and data services should produce continuing growth of digital wireless communications services revenues.

Offering Prepaid Billing Plans Expands Addressable Market.   In addition to traditional postpaid plans, in which customers are billed monthly for use after it occurs, many wireless communications service providers now offer prepaid service plans. Prepaid customers purchase minutes of use in advance, typically by purchasing calling cards that are available in various denominations. Prepaid service plans expand the addressable market by making it easier to initiate subscription for wireless service, and offer benefits both for customers and service providers. From a customer perspective, and particularly for cost conscious customers without ready access to credit, prepaid service is attractive because it does not require any fixed-term contract, monthly fee or credit reference check. Prepaid service also offers a number of benefits for wireless system operators, including reduced bad debt exposure, minimal levels of accounts receivable, higher per-minute charges, lower customer acquisition costs and lower billing expenses.

Offering Calling Party Pays Billing Increases Wireless Service Usage.   Regulators in many markets are increasingly providing for calling party pays billing systems, under which wireless service charges associated with a call are billed to the person who initiates the call. Calling party pays billing systems increase wireless service usage, because subscribers tend to leave their wireless handsets powered on and encourage others to call them, as they do not pay for incoming calls. Through a combination of prepaid service plans and calling party pays billing, prepaid customers can enjoy the convenience of receiving calls on a mobile handset without having to pay for incoming calls or fixed monthly charges.

Developing Data Applications Expands Wireless Service Utility.   The convergence of personal computing, the Internet and wireless communications is expanding the utility of wireless services. The introduction of wireless portals and web services for corporate and consumer users is beginning to allow access to e-mail, news, entertainment, sports, weather, travel services, stock quotes, banking services, electronic commerce, location-based services, database access and comparison shopping applications through mobile phones. Specially designed mobile phones enable subscribers to access Internet sites that have been modified to permit the use of wireless access protocol, or WAP, or other technologies, and provide an environment that encourages developers to create innovative data services for wireless networks. We believe wireless telecommunications devices may be the primary means by which users will access the Internet in countries with low wireline and personal computer penetration.

We believe that offering wireless data services will increase subscriber growth and create potential new revenue sources for operators including e-commerce transactions, micro-payments, which include purchases from vending machines, content access and advertising. We believe wireless data services will increase network traffic, including voice traffic. Furthermore, the provision of wireless data is expected to lower churn rates as subscribers will be reluctant to switch from their favorite configured Web sites and services to new ones.

New Wireless Technology.   The first generation of cellular systems used analog technologies including TACS, AMPS and NAMPS networks. Present day digital technologies, including GSM, CDMA and TDMA, are termed second generation, or 2G, systems. The next generation of wireless technology, known as 3G, should increase data transmission capacity by at least a factor of ten. Faster data transmission rates allow cellular subscribers to access the Internet, receive e-mail and engage in e-commerce transactions in a more efficient manner. Standards for 3G are still evolving, and equipment manufacturers are not expected to deploy commercial systems until 2002. New 3G networks are likely to require additional spectrum allocation which, in most jurisdictions, may require payment of significant additional license fees.

With customer interest in receiving data by wireless handsets already growing, some wireless communications operators have shown an interest in introducing high-performance data services, before the implementation of 3G technology, through minor modifications to existing 2G networks. These networks, possessing capabilities between 2G technology and 3G technology, have become known as 2.5G networks. Networks for 2G, based on CDMA technology, are therefore being introduced which allow 2.5G capability through upgrades to 2G software and handsets. GSM equipment manufacturers are also upgrading existing systems to allow for 2.5G service through General Packet Radio Service, or GPRS, networks, which are expected to allow for the evolution to the higher speed Enhanced Data for GSM Evolution, or EDGE, standard.

BUSINESS

Propel, through its operating companies, is a leading international provider of wireless communication services. We develop, operate and own interests in wireless communications businesses in targeted markets throughout the world. Our operating companies serve many of the world's fastest growing wireless markets. Over the past 15 years, we have grown our wireless communications business by rapidly adding subscribers and extending our geographic footprint across Latin America, Europe/ Middle East and Asia. Our operating companies currently offer wireless services in Mexico, Israel, Hong Kong, Egypt, Argentina, Brazil, Lithuania, Jordan, Chile, the Dominican Republic, Pakistan, Uruguay and Azerbaijan. Many of our operating companies hold leading positions in their licensed territories.

Our operating companies are located primarily in markets where rapid economic development is creating significant demand for communications services and the availability of wireline telephone services is often inadequate to meet this demand. We established an early presence in these markets by teaming with prominent local partners and, in many instances, international telecommunications companies.

We take an active role in the management of our operating companies and have representatives on the board of directors of each of them. In addition, we have an operations manager for each of the operating companies who is responsible for day-to-day interaction with operating company management. By leveraging our knowledge and experience, we assist the operating company's management in assessing and improving current operations and developing and implementing growth initiatives. Our operations managers also facilitate the sharing of experience and knowledge across our operating companies and capitalize on the knowledge of our engineering, marketing, human resources and finance specialists to assist our operating companies. We have also assigned a number of our employees to executive positions in our operating companies. We will continue to leverage our international wireless operating expertise to increase subscriber growth and enhance both the revenues and EBITDA of our operating companies.

At December 31, 1999, our operating companies operated under wireless licenses that covered over 350 million people and provided cellular services to approximately 6.8 million subscribers, an increase of 2.7 million subscribers, or 66%, from December 31, 1998. At March 31, 2000, our operating companies provided cellular services to approximately 7.6 million subscribers. Based on our ownership percentages, we had approximately 2.8 million proportionate subscribers as of March 31, 2000. Our proportionate share of the aggregate revenues and EBITDA of our operating companies was $1.2 billion and $202.5 million, respectively, for the year ended December 31, 1999.

Except as otherwise indicated, the following table summarizes pertinent information for each of our operating companies as of and for the year ended December 31, 1999:

	Operating Company Name	Current Propel Ownership(1)	Estimated Licensed Population	Total Cellular Subscribers	Operating Company Revenue	Proportionate Revenue(2)	System Start-Up Date
		(%)	(thousands)		(millions)		
Latin America							
Northern Mexico	Bajacel	48.9	2,850	252	$ 92.7	$ 45.3	1990
	Movitel	55.2	4,741	299	91.3	50.4	1990
	Norcel	100.0	5,423	168	48.4	48.4	1990
	Cedetel	100.0	8,162	362	106.1	106.1	1990
Argentina	Movicom Argentina	25.0	36,580	1,171	830.0	207.5	1989
Brazil	Global Telecom	35.5	14,470	162	44.7	12.1	1998
Chile	ETP	25.0	15,010	656	190.6	47.7	1991
Dominican Republic . .	Tricom	26.5	8,250	176	170.8	52.6	1992
Uruguay	Movicom Uruguay	32.0	1,529	116	86.4	27.6	1991
Southern Mexico	Portatel	21.7	19,606	88	34.9	7.6	1990
Europe\Middle East							
Israel	Pelephone	50.0	6,122	1,110	709.4	354.7	1986
Egypt	MobiNil	18.0	64,520	507	360.3	64.8	1995
Lithuania	Omnitel	35.0	3,700	198	88.6	31.0	1995
Jordan	Fastlink	26.1	6,150	94	99.3	25.9	1995
Azerbaijan(3)	Bakcell	25.0	7,620	14	13.9	3.4	1994
Asia							
Hong Kong	HTCL	25.1	6,840	1,353	524.5	151.6	1985
Pakistan	Mobilink	30.0	145,750	94	34.9	10.5	1994
Total			357,323	6,820	$3,526.8	$1,247.3	

(1) Reflects our direct and indirect ownership at June 15, 2000. For more information about the nature of our ownership in these operating companies, see "Business." In May 2000, we entered into agreements with shareholders of Bajacel to purchase their interests in Bajacel, which will result in our direct ownership of Bajacel increasing to 100% and our direct and indirect economic ownership of Movitel increasing to 90% upon the completion of this acquisition.

(2) Proportionate revenue is computed by multiplying operating company U.S. dollar and U.S. GAAP-reconciled revenues by our average ownership percentage throughout the period and, in the cases of Mexico, Chile and Israel, eliminating the effects of inflationary accounting. During 1999, our ownership percentage changed in each of Global Telecom and HTCL. Our weighted average ownership interests in those companies for the year ended December 31, 1999 was 27.1% and 28.9%, respectively.

(3) Total operating company revenue and proportionate revenue for Azerbaijan reflects the results of operations for GTIB, a holding company which purchases cellular infrastructure and handsets and sells this equipment to Bakcell and provides management services to Bakcell for a fee. Because it did not own a majority of Bakcell during the period presented, GTIB's results of operations do not reflect Bakcell's revenues associated with wireless services. Subsequent to December 31, 1999, GTIB acquired an additional 26% ownership in Bakcell. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

Complementary Businesses

In addition to our actively managed operating companies, we have a 1.9% equity investment in Korea Telecom Freetel, a wireless operator whose stock trades on the South Korean KOSDAQ market. We also operate a handset distribution business in Israel, through our wholly owned Israeli subsidiary, called Wireless Distribution Services, or WDS. For the year ended December 31, 1999, WDS generated revenues and EBITDA of $228.4 million and $8.1 million, respectively. In addition, we recently acquired approximately 16.8% of Zephyr Telecommunications, Inc. on a fully diluted basis. Zephyr operates an international Internet protocol based communications platform, providing international and national long distance telecommunications, broadband Internet access and Web hosting in selected countries. Zephyr, which commenced operations in the third quarter of 1998, generated revenues and EBITDA of $3.7 million and $(4.8) million, respectively, for the year ended December 31, 1999.

Competitive Strengths

We believe the combination of the following strengths distinguishes us from our competitors:

- *Experienced Management Team*. We have developed, operated and owned interests in wireless communications businesses for more than 15 years, and we have successfully managed these businesses in challenging economic and political environments. As a result, we have gained considerable experience in entering and operating in developing markets and launching new products and services. Our team of professionals is culturally diverse, multilingual and have extensive experience in wireless communications operations and business development.

- *Strong Strategic Relationships.* We have forged strategic relationships with prominent local and regional partners and, in many instances, international telecommunications companies. Aligning with local and regional partners has afforded our operating companies competitive advantages and helped us identify new business opportunities at an early stage. Working with international telecommunications companies, including Hutchison Whampoa, NTT DoCoMo, France Telecom, Telia, Sonera, Bezeq, DDI, Telecom Italia Mobile and BellSouth, complements our experience in developing and operating wireless communications companies.

- *Regional Focus.* Our operating companies are concentrated in Latin America, the Middle East and Asia. This regional presence provides us with a strong regional platform to leverage our strategic relationships and operational expertise and positions us for future expansion. For example, in Latin America where prepaid service is an important market driver, we shared the experience of our operating companies in northern Mexico as the first providers of prepaid service in Latin America with our operating companies in Argentina, Brazil, Chile and Uruguay. In addition, we believe that the geographic diversity of our operations across all three regions helps reduce the impact of economic or political instability in any one geographic region.

- *Established Presence and Rapidly Growing Base of Subscribers*. Our operating companies serve many of the fastest growing wireless markets in the world. Our early entry into these markets has allowed us to build, in most cases, large and rapidly growing subscriber bases. During 1999, our operating companies grew their combined subscriber base by 2.7 million to approximately 6.8 million, an increase of approximately 66%, from December 31, 1998. We believe our operating companies' existing network infrastructure and subscriber bases provide them with several competitive advantages, including sufficient scale to introduce new services and broad platforms for entering new lines of communications business.

- *Technology Leaders*. Our operating companies are early adopters of new technology platforms. For example, Movicom Argentina introduced one of the world's first NAMPS networks in 1993, and HTCL deployed the world's first commercial CDMA system in 1995. Today, all of our operating companies are operating or installing GSM or CDMA digital networks, which allow them to offer advanced wireless services and better position them to rapidly implement new technologies and grow their subscriber bases. Additionally, several of our operating companies are testing or implementing new technologies for providing advanced wireless data services. For example, HTCL has leveraged the experience of our partner, NTT DoCoMo, the leading provider of wireless data services in Japan, in developing and offering wireless data services. We intend to continue our tradition of promoting and encouraging innovation among our operating companies to position them to be among the first to implement new technologies.

Business Strategy

Our goal is to become the leading provider of wireless communications services in each of our operating regions. Key elements of our strategy are to:

- *Maximize Performance of Existing Operations.* We believe there continue to be considerable opportunities for the long-term growth of our operating companies in their existing markets. Our operating companies serve many of the fastest growing wireless communications markets in the world, and we believe they are well positioned to benefit from this growth. In order to maximize our operating companies' operating and financial performance, we will continue to:

  - actively participate on each of their boards of directors, advise management and leverage our knowledge and experience across all of our operating companies;

  - designate operations managers to contribute technical and managerial knowledge to help them optimize their networks and manage their operating and capital costs; and

  - assign our employees to them where appropriate.

  To achieve further growth, we will continue to help our operating companies implement innovative advertising programs, pricing plans and other sales and marketing initiatives designed to appeal to additional market segments.

- *Implement New Services.* We plan to assist our operating companies in complementing their current wireless communications offerings with additional services. For example, our operating companies in Argentina, Lithuania and the Dominican Republic have already added to their wireless communications offerings by providing new services, including fixed local and long distance telephony, corporate data services, Internet service, paging and trunked radio. We believe that these service offerings will create new revenue opportunities and allow our operating companies to provide bundled services, which will better position them against competing wireline and wireless communications operators.

- *Capitalize on Wireless Data Opportunities*. We expect wireless data services to stimulate subscriber growth, increase usage and enhance revenue growth throughout the world. We believe our operating companies are well positioned to benefit from these trends. All of our operating companies are either operating or installing digital networks which have been or can be upgraded to accommodate these new and enhanced data services. We expect many of our operating companies to introduce or enhance their wireless data services with mobile Internet access, e-mail, e-commerce applications and personalized information delivery services, which can be provided through a mobile phone. Our operating companies in Hong Kong, Israel, Brazil, Mexico and Argentina are either testing or have recently introduced wireless data services. We believe we can leverage the experience of these operating companies to develop and implement wireless data services by our other operating companies. We are aggressively pursuing relationships with Internet service providers, wireless data application service providers, local language portals and content companies and related hardware and software companies to develop and enhance the wireless data offerings of our operating companies.

- *Expand and Strengthen Our Geographic Footprint*. We intend to selectively pursue new license acquisitions and business combinations in our targeted regions to complement our existing operations. In particular, we will initially target Latin America, the Middle East/North Africa and China. We believe our established regional presence, strategic affiliations and our extensive experience in competitive license bidding and local operations will enable us to capitalize on opportunities in our targeted regions. As opportunities arise, we may also increase our ownership in our existing operating companies by acquiring the interests of their other shareholders.

Latin American Operations

Northern Mexico

Our operating companies in northern Mexico are:

- Baja Celular Mexicana S.A. de C.V., which operates under the name Bajacel;

- Movitel Del Noroeste S.A. de C.V., which operates under the name Movitel;

- Telefonía Celular Del Norte S.A. de C.V., which operates under the name Norcel; and

- Celular de Telefonía S.A. de C.V., which operates under the name Cedetel.

Each of these companies operates in one of four regions of northern Mexico, which border the southern United States, and which include the rapidly developing industrial cities of Monterrey, Tijuana and Juarez and their surrounding areas. Each of our northern Mexico operating companies initiated service in 1990. As of December 31, 1999, these operating companies served an aggregate of approximately 1.1 million wireless subscribers. From 1997 through 1999, their aggregate subscriber base grew at a compound annual growth rate of approximately 132%.

Our northern Mexico operating companies are currently licensed to serve 21.2 million persons. Bajacel, the leader in its licensed area in terms of market share, was one of the first wireless communications operators in the world, and the first in Mexico, to offer prepaid wireless services. Each of our northern Mexico operating companies offers the following services:

- postpaid wireless;

- prepaid wireless;

- calling party pays billing;

- national roaming;

- international roaming;

- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, information services and detailed billing; and

- usage limit plans.

As of December 31, 1999, our northern Mexico operating companies employed a total of approximately 3,400 people.

The following table shows several key statistics for these operating companies as a group for their three fiscal years ended December 31, 1999, and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Mexico for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	**1998**	**1999**	**1999**	**2000**
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Companies(1):					
Licensed POPs	20,003	20,764	21,176	N/A	N/A
Wireless subscribers	200	490	1,081	606	1,163
Net revenues	$ 143.7	$ 206.3	$ 338.5	$69.4	$100.9
EBITDA	37.4	50.5	74.9	19.5	26.3
EBITDA margin	26.0%	24.5%	22.1%	28.1%	26.1%
Capital expenditures(2)	41.1	55.7	113.2	63.7	11.8
Proportionate:					
Licensed POPs	16,645	17,249	17,598	N/A	N/A
Wireless subscribers	145	376	818	465	885
Net revenues	$ 102.8	$ 154.0	$ 250.3	$51.6	$ 74.4
EBITDA	24.4	35.5	49.5	13.1	18.4
Wireless penetration (all carriers)(3)	1.7%	3.2%	7.2%	N/A	N/A
Real GDP growth	6.8%	4.8%	3.7%	N/A	N/A

(1) Bajacel and Movitel's financial statements included elsewhere in this prospectus have been prepared using inflationary accounting. The data in this table remove the effects of such accounting practice.

(2) For Bajacel and Movitel, data represent change in gross property, plant and equipment.

(3) While this relates to wireless penetration in Mexico as a whole, we believe that the wireless penetration for the regions in which our northern Mexico operating companies operate is higher than the national figure.

Ownership. We own 100% of the outstanding common stock of Norcel and Cedetel. We currently own directly 48.9% of the outstanding common stock of Bajacel and directly and indirectly own 55.2% of the outstanding common stock of Movitel. In May 2000, we entered into agreements with the shareholders of Bajacel to purchase their interests in Bajacel, which will result in our direct economic ownership of Bajacel increasing to 100% and our direct and indirect ownership interest of Movitel increasing to 90%. GTE Wireless will own the remaining common stock of Movitel.

Our Operational and Managerial Influence. As the 100% owner of Norcel and Cedetel, we directly control each of these operating companies. Bajacel and Movitel are operated by the same management team as Norcel and Cedetel. In connection with the transactions described above, the current president of our northern Mexico operating companies will step down. We have formed a committee to appoint his successor. In addition, we have an operations manager who is responsible for day-to-day interaction with these companies' management. We also contribute substantial technical and managerial knowledge to help them optimize their networks and manage their businesses. Bajacel and Movitel are currently being managed through powers of attorney granted by their respective boards of directors.

Market Demographics. Mexico is one of Latin America's largest countries with a population of approximately 97.4 million people, of which approximately 21.2 million are covered by our northern

Mexico operating companies' licenses. Mexico is also one of Latin America's largest economies with a 1999 GDP of $479 billion, or approximately $4,910 per person. The Mexican economy benefits from its proximity to the United States and the free trade principles established by the North American Free Trade Agreement. This has been particularly true in the industrialized northern regions in which we operate. At December 31, 1999, nationwide wireline penetration was approximately 11.0%, and wireless penetration was approximately 7.2%. We believe wireless penetration can exceed wireline penetration in Mexico due to speed of system deployment, greater functionality of wireless offerings, decreasing relative cost of wireless communications and a difficulty in some areas of obtaining wireline phone service promptly, or at all.

Network Overview.   Our northern Mexico operating companies offer both digital and analog cellular services using CDMA and AMPS technology. As of December 31, 1999, their digital networks consisted of over 80 cell sites and four digital switches, and their analog networks consisted of over 275 cell sites and ten switches. Their regional networks are supported by a microwave and leased fiber optic backbone network.

Sales and Marketing.   Our northern Mexico operating companies focus their direct sales and marketing strategies on corporate accounts and other high-use subscribers. They have also had success in penetrating the mass market with the introduction of prepaid cellular products and calling party pays. Our northern Mexico operating companies market their services through direct and indirect sales agents, including some of the largest retail outlets in northern Mexico. At December 31, 1999, they had 235 service and sales centers, 80 distributors and over 4,000 points of sale for prepaid cards.

Our northern Mexico operating companies have designed multiple pricing strategies to appeal to specifically targeted market segments. Their digital, postpaid, enhanced service offerings appeal to higher income heavy users while their prepaid plans appeal to more cost-conscious subscribers who might not otherwise have access to wireless communications services. The introduction of calling party pays in 1999 has had a positive impact on our northern Mexico operating companies' sales. In order to enhance their market share and profitability, those operating companies are concentrating their efforts on building a portfolio of advanced value-added services, which they may use to both attract potential customers and retain existing subscribers. We expect some of these services to include national and international roaming for prepaid customers, personalized information services, wireless Internet and e-mail and the provision of fax mail.

Competition.   Our northern Mexico operating companies compete with a variety of telecommunications providers, most of which are affiliated with international telecommunications companies. Their principal competitor is Radiomóvil Dipsa, S.A. de C.V., or Telcel, a subsidiary of the nationwide wireline telephone operator. Their competitors currently offer, or are expected to offer, similar services to those provided by our northern Mexico operating companies. In addition, our northern Mexico operating companies compete indirectly with ESMR providers, long distance providers and wireline providers.

Licenses.   Our northern Mexico operating companies' licenses are described in the table below:

Operating Company	Frequency	Spectrum	Term	Licensed Territory	Network Technology
Bajacel	800 MHz	2 × 10 MHz	1990—2010	Baja California, Baja California Sur and portions of Sonora	CDMA/AMPS
Movitel	800 MHz	2 × 10 MHz	1990—2010	Sinaloa and portions of Sonora	CDMA/AMPS
Norcel	800 MHz	2 × 10 MHz	1990—2010	Chihuahua, Durango and portions of Coahuila	CDMA/AMPS
Cedetel	800 MHz	2 × 10 MHz	1990—2010	Nuevo Leon, Tamaulipas and portions of Coahuila	CDMA/AMPS

All of the licenses of our northern Mexican operating companies require adherence to various conditions, including network build-out requirements and quality standards. We expect these licenses to be renewed upon expiration without payment of material additional fees.

We do not expect any significant additional spectrum to be offered by the Mexican government in regions in which our northern Mexican operating companies operate for the foreseeable future, other than an auction for spectrum to be allocated in the 28 GHz frequency range for the purposes of Local Multipoint Distribution Service, or LMDS, applications. We expect this auction to occur in the last half of 2000 or early in 2001, and we are currently exploring whether to participate in this auction. LMDS is a wireless, two-way broadband technology designed to allow communications service providers to bring a wide range of high-value, quality services, including the transmission of voice, high-speed data and video, to businesses as an alternative to fixed wireline services. For more information regarding our northern Mexico operating companies' licenses, see "Regulation—Mexico—Licenses."

Argentina

Our operating company in Argentina is Compañía de Radiocomunicaciones Movíles, S.A., which operates under the name Movicom and which we refer to as Movicom Argentina. Movicom Argentina launched Argentina's first cellular network in 1989 in Buenos Aires and is a leading wireless communications services provider in Argentina and in terms of market share is the leading wireless communication service provider in greater metropolitan Buenos Aires. As of December 31, 1999, Movicom Argentina served 1.2 million wireless subscribers in Buenos Aires. From 1997 through 1999, Movicom Argentina's subscriber base grew at a compound annual growth rate of approximately 36%.

Movicom Argentina was awarded a permit to provide wireless services in Buenos Aires in 1988. Movicom Argentina launched the first NAMPS network in Latin America in 1992. In 1995, the cellular permit was converted to a license. In 1999, Movicom Argentina acquired three PCS licenses permitting it to extend its wireless service nationwide, for which it committed to pay approximately $263 million in license fees. In addition, a subsidiary of Movicom Argentina has a basic telephone service license that allows it to provide both local and long distance wireless and wireline services. Movicom Argentina currently offers PCS service in Buenos Aires, and expects to offer PCS service outside of Buenos Aires by mid-2000. We expect that this PCS coverage will include all major cities in Argentina. Movicom Argentina offers the following services:

- postpaid wireless;
- basic telephony;
- prepaid wireless;
- national roaming;
- calling party pays billing:
- international roaming;

- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;

- usage limit plans;

- wireless data;

- facilities-based national long distance;

- facilities-based international long distance;

- data transmission by leased lines or microwave;

- Internet service provision;

- digital trunked radio or enhanced specialized mobile radio; and

- paging.

In addition, Movicom Argentina has recently launched the first wireless Internet service in Argentina, allowing news, weather, sports and entertainment content to be delivered to its subscribers in Buenos Aires. As of December 31, 1999, Movicom Argentina employed approximately 1,800 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Argentina for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	12,650	12,820	36,580	N/A	N/A
Wireless subscribers	629	885	1,171	962	1,328
Net revenues	$ 597.9	$ 748.9	$ 830.0	$202.0	$207.7
EBITDA	216.4	304.1	306.8	77.5	46.2
EBITDA margin	36.2%	40.6%	37.0%	38.4%	22.3%
Capital expenditures	162.4	167.0	183.4	8.8	124.4
Proportionate:					
Licensed POPs	3,163	3,205	9,145	N/A	N/A
Wireless subscribers	157	221	293	241	332
Net revenues	$ 149.5	$ 187.2	$ 207.5	$ 50.5	$ 51.9
EBITDA	54.1	76.0	76.7	19.4	11.6
Capital expenditures	40.6	41.7	45.9	2.2	31.1
Wireless penetration (all carriers)	5.6%	7.9%	11.9%	N/A	N/A
Real GDP growth	8.1%	3.9%	(3.0)%	N/A	N/A

Ownership.   We own 25.0% of the outstanding common stock of Movicom Argentina. Our primary partner in Movicom Argentina is BellSouth, which indirectly holds 65.0% of the outstanding common stock. In addition, Telper S.A., an Argentine telecommunications equipment distributor, holds 10.0% of the outstanding common stock. Under our shareholders agreement, the other shareholders have the right to purchase our interest in Movicom Argentina at fair market value if Motorola's ownership of our common stock falls below 75.0%. We are currently negotiating for the right of Motorola to divest itself of all of our common stock without triggering this right of first refusal under the shareholders agreement. For more information regarding our rights under this shareholders agreement and this negotiation, see "Our Relationships with Our Operating Companies—Argentina."

Our Operational and Managerial Influence.   We appoint two of the nine members of Movicom Argentina's board of directors and nominate the company's chief technical officer. Along with

BellSouth, we possess joint control over the business plan, capital expenditures and strategic direction of Movicom Argentina. In addition to actively participating on its board of directors, we have an operations manager who is responsible for day-to-day interaction with Movicom Argentina's management. We also contribute substantial technical and managerial knowledge to assist Movicom Argentina in developing its network and managing its business. For example, we recently contributed to the development of the international long distance business plan with advice on call center methods and procedures, automatic call distribution and review of the business case prior to board approval. For more information regarding our operational and managerial influence over Movicom Argentina and our other rights as a shareholder of Movicom Argentina, see "Our Relationships with Our Operating Companies—Argentina."

Market Demographics. Argentina is one of Latin America's largest countries with a population of approximately 36.6 million people, all of whom are now covered by Movicom Argentina's licenses. Argentina is also one of Latin America's largest economies with a 1999 GDP of approximately $289 billion, or approximately $7,910 per person, the highest in Latin America. We believe that the Buenos Aires metropolitan area, Movicom Argentina's current primary service area, is one of the most affluent urban areas of Latin America. At December 31, 1999, nationwide wireline penetration was approximately 20.7% and wireless penetration was approximately 11.9%.

Network Overview. Movicom Argentina offers both digital and analog cellular services using CDMA and NAMPS technology in Buenos Aires and CDMA technology in the Argentine interior. As of December 31, 1999, Movicom Argentina's digital network consisted of approximately 550 cell sites and 11 switches, and its analog network consisted of approximately 350 cell sites and seven switches. Each of these networks is supported by a microwave and fiber optic backbone network.

Sales and Marketing. Movicom Argentina focuses its sales and marketing efforts on corporate accounts and other high-use subscribers, but has also had success in penetrating the mass market with the introduction of prepaid cellular products and calling party pays. Movicom Argentina markets its services through direct and indirect sales agents, including some of the largest retail outlets in Buenos Aires. At December 31, 1999, Movicom Argentina had 11 service and sales centers, a direct sales force of 250 salespersons, approximately 600 third-party distribution points, including retail stores and sales agents, and over 6,000 points of sale for prepaid cards.

We believe the launch of Movicom Argentina's PCS service in the Argentine interior represents a substantial opportunity to grow its wireless subscriber base. Moreover, with both wireline and wireless penetration in the interior remaining low, we believe opportunities for growth are present throughout Argentina.

We believe Movicom Argentina's strong market position, well known brand and reputation for high-quality service position it well to market new services to its customers and to become an integrated communications provider where it can effectively leverage its wireless business. To capitalize on this opportunity, Movicom Argentina launched an Internet service provider and, during the third quarter of 1999, a data transmission operation. Additionally, Movicom Argentina is exploring opportunities to facilitate wireless e-commerce transactions and provide dedicated call center solutions for its corporate customers. Finally, with Argentina opening its local and long-distance markets to competition, Movicom Argentina has begun marketing these services as well. Accordingly, in 1999, a subsidiary of Movicom Argentina received a license to offer local basic telephone service as well as domestic and international long distance services.

Competition. Movicom Argentina competes with a variety of telecommunications providers, most of which are affiliated with international telecommunications companies. Movicom Argentina's principal competitors are Telefónica Argentina, a nationwide provider of wireless services, Telecom Argentina, which is owned through a consortium controlled by France Telecom and Telecom Italia, and CTI Móvil

S.A., which is a consortium principally owned by GTE. Many of Movicom Argentina's competitors currently offer, or are expected to offer, similar services as those provided by Movicom Argentina. In addition, Movicom Argentina competes directly and indirectly with other ESMR providers, long distance providers and wireline providers.

Licenses.   Movicom Argentina's licenses are described in the table below:

Use	Spectrum	Term	Licensed Territory	Network Technology
Cellular at 800 MHz	2 × 12.5 MHz	1988 - Indefinite	Buenos Aires	NAMPS
Basic telephone	N/A	1999 - 2004 (review)	Nationwide and International	N/A
Trunking	2 × 18 MHz	1994 - Indefinite	Nationwide	ESMR
National data transmission	N/A	1992 - Indefinite	Nationwide	N/A
International data transmission	N/A	1999 - Indefinite	International	N/A
PCS at 1900 MHz	2 × 20 MHz	1999 - Indefinite	Rural North	CDMA
PCS at 1900 MHz	2 × 20 MHz	1999 - Indefinite	Rural South	CDMA
PCS at 1900 MHz	2 × 10 MHz	1999 - Indefinite	Buenos Aires	CDMA
Paging	N/A	1994 - Indefinite	Nationwide	N/A
Value-added services allowing for national and international long distance	N/A	1995 - Indefinite	Nationwide	N/A

All of the licenses require adherence to various conditions, including network build-out requirements and quality standards. We expect these licenses to be renewed, where applicable, upon expiration without payment of material additional fees. For more information regarding Movicom Argentina's licenses, see "Regulation—Argentina—Licenses."

Brazil

Our operating company in Brazil is Global Telecom, S.A. Global Telecom, which initiated service in December 1998, holds a license to provide wireless services in the states of Paraná and Santa Catarina, located in southern Brazil. At December 31, 1999, Global Telecom had approximately 162,000 subscribers. Global Telecom offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;
- international roaming;

- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;
- usage limit plans; and
- wireless data service.

As of December 31, 1999, Global Telecom had approximately 660 employees.

The following table shows several key statistics for the two years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000, wireless penetration in the states of Paraná and Santa Catarina, and nationwide real GDP growth in Brazil for 1998 and 1999:

	Year Ended December 31,		Three Months Ended March 31,	
	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)			
Total Operating Company:				
Licensed POPs	14,042	14,470	N/A	N/A
Wireless subscribers	2	162	13	183
Net revenues	$ 1.2	$ 44.7	$ 3.2	$ 23.4
EBITDA	(19.7)	(75.4)	(11.6)	(8.6)
EBITDA margin	(1,683.2)%	(168.8)%	(365.4)%	(36.5)%
Capital expenditures	24.0	138.1	4.8	53.1
Proportionate:				
Licensed POPs	3,089	5,137	N/A	N/A
Wireless subscribers	0.4	57	3	65
Net revenues	$ 0.3	$ 12.1	$ 0.7	$ 8.3
EBITDA	(4.3)	(20.4)	(2.5)	(3.0)
Capital expenditures	5.3	37.3	1.0	18.8
Wireless penetration (all carriers)	4.3%	8.0%	N/A	N/A
Real GDP growth	(0.1)%	0.8%	N/A	N/A

Ownership. We own 35.5% of the outstanding common stock of Global Telecom. Other shareholders in Global Telecom include DDI Corporation, the second largest cellular operator in Japan, which owns 46.9% of the outstanding common stock, Nissho Iwai, a Japanese trading company, which owns 10.0% of the outstanding common stock, Inepar, the largest Brazilian energy equipment manufacturer, which owns 5.9% of the outstanding common stock and Suzano, a Brazilian company, which owns 1.7% of the outstanding common stock.

Our Operational and Managerial Influence. We appoint three of the nine members of Global Telecom's board of directors. Moreover, we nominated the new chief financial officer and we are actively involved in the current search for a new chief marketing officer. Along with the other shareholders except Suzano, we possess joint control over the business plan, capital expenditures and strategic direction of Global Telecom. In addition to actively participating on its board of directors, we have an operations manager who is responsible for day-to-day interaction with Global Telecom's management. We also contribute substantial technical and managerial knowledge to help Global Telecom to optimize its network and manage its business. For more information regarding our operational and managerial influence over Global Telecom and our rights as a shareholder of Global Telecom, see "Our Relationships with Our Operating Companies—Brazil."

Market Demographics. Brazil has a total population of approximately 163.8 million people, of which approximately 14.5 million are covered by Global Telecom's license. Major population centers covered by its license include Curitiba, Londrina, and Florianopolis. Brazil had a 1999 GDP of $556.2 billion, or approximately $3,400 per person. At December 31, 1999, nationwide wireline penetration was approximately 15.5%, and wireless penetration in the regions in which Global Telecom operates was approximately 8.0%.

Network Overview.   Global Telecom offers digital wireless services using CDMA 800 technology. At December 31, 1999, Global Telecom's CDMA network consisted of 226 cell sites and four switches. In addition, Global Telecom's network has certain channels dedicated to AMPS to allow roaming. The network is supported by microwave and fiber optic backbone network.

Sales and Marketing.   As a recent entrant competing against an incumbent provider, Global Telecom's initial strategy has been to compete on the basis of price in order to gain market share. We believe Global Telecom's CDMA network technology will eventually result in lower network costs, but it also requires the use of more expensive handsets. To date, this has resulted in the need to offer significant handset subsidies. In the future, however, we expect those subsidies to decrease as the cost of CDMA handsets declines. Global Telecom distributes a majority of its products and services through over 340 combined indirect sales channels, including chain stores and supermarkets. The remainder are sold through 14 of its own stores. Global Telecom intends to add a direct sales force in order to better serve corporate and other high-end subscribers.

Global Telecom has recently launched a prepaid program in response to similar offerings by its competitor. We believe that Global Telecom's introduction of this service will help it gain market share in this competitive environment.

Competition.   Brazil's wireless communications market is structured as a duopoly, with two wireless service providers licensed in each of the country's ten regions. Global Telecom's principal competitor in its region is Tele Celular Sul, the incumbent provider which is owned by Telecom Italia. It had over 1.1 million subscribers at December 31, 1999. In addition, Global Telecom competes indirectly with ESMR providers, long distance providers and wireline providers.

Licenses.   Global Telecom holds the license described in the following table:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
800 MHz	2 × 12.5 MHz	1998 - 2013	Paraná and Santa Catarina	CDMA

Global Telecom's license requires adherence to various conditions, including network build-out requirements and quality standards. We expect this license to be renewed upon expiration without payment of material additional fees. We currently expect that, by the end of 2000, the government will auction PCS licenses. In addition, the license under which Global Telecom conducts business contains restrictions on Motorola's ability to transfer its interest in Global Telecom without government approval. It is possible that, without such approval, a divestiture of our common stock by Motorola other than by means of a distribution may violate the Brazilian license. For more information regarding Global Telecom's license, see "Regulation—Brazil—Licenses."

Chile

Our operating company in Chile is Entel Telefonía Personal S.A., or ETP, which currently operates through its subsidiaries Entel PCS Telecomunicaciones S.A., or Entel PCS, and Entel Telefonia Movil, S.A., or Entel Movil. ETP began providing wireless AMPS analog service nationwide outside of Santiago and the surrounding metropolitan region in 1991 under the name Telecom. ETP initiated nationwide digital service using GSM 1900 technology in March 1998 through Entel PCS and Entel Movil, and subsequently sold its analog license to BellSouth. As of December 31, 1999, Entel PCS and Entel Movil had approximately 656,000 subscribers. Entel PCS and Entel Movil offer the following services:

- postpaid wireless;

- prepaid wireless;

- calling party pays billing;

- national roaming;

- international roaming;

- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing; and

- wireless data.

ETP's other shareholder, Empresa Nacional de Telecomunicaciones S.A., or Entel S.A., provides wireline, long distance and Internet services throughout the country. Therefore, the ability of ETP and its subsidiaries Entel PCS and Entel Movil to provide these services is limited.

As of December 31, 1999, ETP and its subsidiaries employed approximately 1,400 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Chile for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company(1):					
Licensed POPs	14,620	14,820	15,010	N/A	N/A
Wireless subscribers	62	185	656	232	784
Net revenues	$ 56.6	$ 75.5	$ 190.6	$ 30.0	$74.8
EBITDA	2.7	(7.6)	30.7	0.0	17.9
EBITDA margin	4.8%	(10.1)%	16.1%	0.1%	24.0%
Capital expenditures	17.3	190.6	83.1	3.3	14.2
Proportionate:					
Licensed POPs	3,655	3,705	3,753	N/A	N/A
Wireless subscribers	16	46	164	58	196
Net revenues	$ 20.1	$ 18.9	$ 47.6	$ 7.5	$18.7
EBITDA	1.0	(1.9)	7.7	0.0	4.5
Capital expenditures	6.2	47.7	20.8	0.8	3.5
Wireless penetration (all carriers)	2.8%	6.1%	14.5%	N/A	N/A
Real GDP growth	7.6%	3.4%	(1.1)%	N/A	N/A

(1) ETP's financial statements included elsewhere in this prospectus have been prepared using inflationary accounting. The data in the table removes the effects of such accounting practice.

Ownership.   We currently own 25.001% of the outstanding common stock of ETP. Entel S.A., directly or through its subsidiary Entel Inversiones S.A., owns the remaining 74.999%. Prior to 1997, we owned 40.8% of ETP and Entel S.A. owned 59.2%. ETP owns 99.9% of its operating subsidiaries, Entel PCS and Entel Movil.

Our Operational and Managerial Influence.   We appoint two of the seven members of ETP's, Entel PCS's and Entel Movil's boards of directors. In addition, we have an operations manager who is responsible for day-to-day interaction with ETP's management. We also contribute substantial technical and managerial knowledge to help ETP and its subsidiaries optimize their networks and manage their businesses. For example, our personnel have assisted in the development and implementation of methods and procedures for direct, indirect and retail sales channels and the overhaul of the customer service and call center organizations to improve efficiency and reduce employee headcount. We contributed to network implementation design review and schedule management for the construction of the PCS network and helped with a training program for internal and external distributors prior to the introduction of PCS services. For more information regarding our operational and managerial influence over ETP and our rights as a shareholder of ETP, see "Our Relationships with Our Operating Companies—Chile."

Market Demographics. Chile has a population of approximately 15.0 million people, all of whom are covered by Entel PCS's and Entel Movil's licenses. Chile's GDP for 1999 was approximately $68.9 billion, or $4,590 per person. At December 31, 1999, nationwide wireline penetration was approximately 22.7%, and wireless penetration was approximately 14.5%.

Network Overview. Entel PCS and Entel Movil offer digital cellular services using GSM 1900 technology. At December 31, 1999, their network consisted of 620 cell sites and five switches, supported by a microwave backbone network.

Sales and Marketing. Entel PCS and Entel Movil benefit from the recognition of the Entel name in Chile. Entel S.A., the largest shareholder of ETP, is a well recognized participant in the long distance telecommunications market in Chile.

Entel PCS and Entel Movil employ multiple pricing strategies in order to appeal to various segments of the wireless communications market. They focus their sales and marketing efforts on corporate accounts and other high-use customers with postpaid plans, but have also had success in penetrating the mass market with the introduction of prepaid cellular products and a calling party pays service. Entel PCS and Entel Movil distribute their products and services through direct sales forces, indirect distributors and large retail chain stores.

Competition. Entel PCS and Entel Movil compete with a variety of telecommunications providers throughout Chile, most of which are affiliated with international telecommunications companies. Their principal competitors are CTC Comunicaciones Moviles S.A., which is owned by Telefónica, BellSouth Comunicaciones S.A., which is controlled by BellSouth International, and Smartcom PCS S.A., which is owned by Endesa, a Spanish utility. Many of these competitors currently offer, or are expected to offer, similar services as those provided by Entel PCS and Entel Movil. In addition, Entel PCS and Entel Movil compete directly and indirectly with ESMR providers, and long distance and wireline providers, which include ETPs' largest shareholder, Entel S.A.

Licenses. Entel PCS's and Entel Movil's licenses are described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
1900 MHz	2 × 15 MHz	1997 - 2027	Nationwide	GSM
1900 MHz	2 × 15 MHz	1997 - 2027	Nationwide	GSM

Entel PCS's and Entel Movil's licenses require adherence to various conditions, including network build-out requirements and quality standards. We expect these licenses to be renewed upon expiration without payment of material additional fees. For more information regarding Entel PCS's and Entel Movil's licenses, see "Regulation—Chile—Licenses."

Dominican Republic

Our operating company in the Dominican Republic is Tricom S.A. Tricom initiated service in 1992 and operates nationwide cellular, international long distance, paging and wireless local loop networks in the Dominican Republic. Tricom receives a significant portion of its revenues from the provision of services other than cellular, including revenues from international long-distance and toll services. Tricom is the largest publicly held company in the Dominican Republic and is listed on the New York Stock Exchange under the symbol TDR. Recently, Tricom began offering fixed wireline service to its subscribers. At December 31, 1999, Tricom had approximately 176,500 cellular and PCS subscribers and 29,000 paging subscribers. Tricom offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;
- international roaming;

- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;
- usage limit plans;
- basic telephony;
- wireless data;
- facilities-based national long distance;
- facilities-based international long distance;
- wireless local loop;
- data transmission by leased lines or microwave;
- Internet service provision; and
- paging.

As of December 31, 1999, Tricom employed approximately 1,500 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in the Dominican Republic for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	7,941	8,100	8,250	N/A	N/A
Wireless subscribers	41	109	176	127	190
Net revenues	$ 90.1	$125.5	$170.8	$34.8	$51.0
EBITDA	31.5	53.7	75.3	15.8	22.0
EBITDA margin	35.0%	42.8%	44.1%	45.3%	43.2%
Capital expenditures	92.7	142.1	121.0	25.8	22.5
Proportionate:					
Licensed POPs	3,176	2,495	2,541	N/A	N/A
Wireless subscribers	16	33	54	39	59
Net revenues	$ 36.0	$ 42.7	$ 52.6	$10.7	$15.7
EBITDA	12.6	18.3	23.2	4.9	6.8
Capital expenditures	37.1	48.4	37.3	7.9	6.9
Wireless penetration (all carriers)	1.6%	2.6%	5.0%	N/A	N/A
Real GDP growth	8.2%	7.3%	8.3%	N/A	N/A

Ownership. We currently own 26.5% of the outstanding stock of Tricom, which, because of its disproportionate voting rights, equals a 38.1% voting interest. Oleander Holdings, which is affiliated with GFN Corporation Ltd., owns 39.8% of the outstanding stock of Tricom, which equals a 57.1% voting interest. The remaining 33.7% of the outstanding stock, or 4.8% voting interest, of Tricom is held by public shareholders.

Our Operational and Managerial Influence. We appoint five of the 12 members of Tricom's board of directors. In addition, we have an operations manager who is responsible for day-to-day interaction with Tricom's management. We also contribute substantial technical and managerial knowledge to help Tricom optimize its network and manage its business. For example, Propel compensation and benefits personnel helped Tricom design a stock option plan, a performance management system and incentive plans and assisted in the implementation of human resource training programs. For more information regarding our operational and managerial influence and our rights as a shareholder of Tricom, see "Our Relationships with Our Operating Companies—Dominican Republic."

Market Demographics. The Dominican Republic's total population is approximately 8.3 million people, all of whom are covered by Tricom's licenses. The Dominican Republic's GDP for 1999 was approximately $17.4 billion, or $2,110 per person. At December 31, 1999 the Dominican Republic's wireline penetration was approximately 9.8% and wireless penetration was approximately 5.0%.

Network Overview. Tricom offers digital and analog wireless services using CDMA and NAMPS technologies. Tricom also offers wireless local loop services at 1900 MHz. At December 31, 1999 Tricom's regional network consisted of over 60 digital cell sites and two digital switches, over 70 analog cell sites and two analog switches, and seven switches for international long distance, local wireline, wireless local loop and PCS. These networks are supported by a series of microwave backbone networks.

Sales and Marketing. Tricom's goal is to become a full service telecommunications provider. Tricom employs multiple pricing strategies in order to appeal to various segments of the wireless communications market in the Dominican Republic. Except for its corporate accounts, Tricom does not distribute handsets directly, and thus has not been required to fund handset subsidies as part of its customer acquisition costs. Through a wholly owned subsidiary, Tricom owns a switching facility in New York and is one of the few Latin American long distance carriers licensed in the United States. We believe Tricom carried a significant portion of the southbound voice and data traffic from the United States to the Dominican Republic in 1998.

Competition. Tricom competes with a variety of telecommunications providers throughout the Dominican Republic, most of which are affiliated with international telecommunications companies. Tricom's principal competitor is Compania Dominicana de Telefonos C. por A., or Codetel, which is owned by GTE. In addition, new market entrants France Telecom and Centennial Cellular have purchased companies that hold PCS licenses. Many of Tricom's competitors currently offer, or are expected to offer, similar services as those provided by Tricom. In addition, Tricom competes directly and indirectly with ESMR providers, long distance providers and wireline providers.

Licenses. Tricom holds a concession to provide the services described in the table below:

Frequency/Use	Spectrum	Term	Licensed Territory	Network Technology
Cellular at 800 MHz	2 × 12.5 MHz	1990 - 2010	Nationwide	NAMPS
Cellular at 1900 MHz	2 × 12.5 MHz	1996 - 2010	Nationwide	CDMA
Telegraphy	N/A	1990 - 2010	Nationwide	N/A
Paging at 929.7625 MHz . . .	N/A	1990 - 2010	Nationwide	N/A
Basic Telephone	N/A	1990 - 2010	Nationwide	N/A

All of the licenses require adherence to various conditions, including network build-out requirements and quality standards. We expect the concession and the licenses to be renewed upon expiration without payment of material additional fees. For more information regarding Tricom's concession and licenses, see "Regulation—Dominican Republic—Licenses."

Uruguay

Our operating company in Uruguay is Abiatar, S.A., which operates under the name Movicom and which we refer to as Movicom Uruguay. Movicom Uruguay operates in the capital city of Montevideo and its surrounding areas. Movicom Uruguay initiated service in 1991, and as of December 31, 1999, had approximately 116,000 subscribers. Movicom Uruguay offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;

- international roaming;
- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller

identification, information services and detailed billing;

- usage limit plans; and
- Internet service provision.

As of December 31, 1999, Movicom Uruguay employed approximately 335 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Uruguay for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in million; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	N/A	N/A	1,529	N/A	N/A
Wireless subscribers	39	52	116	85	141
Net revenues	$ 45.0	$ 59.1	$ 86.4	$23.2	$23.7
EBITDA	21.5	27.2	35.5	10.7	10.3
EBITDA margin	47.8%	45.9%	41.1%	46.2%	43.4%
Capital expenditures	10.5	12.3	20.7	3.7	3.3
Proportionate:					
Licensed POPs	N/A	N/A	489	N/A	N/A
Wireless subscribers	12	17	37	27	45
Net revenues	$ 14.4	$ 18.9	$ 27.6	$ 7.4	$ 7.6
EBITDA	6.9	8.7	11.3	3.4	3.3
Capital expenditures	3.4	3.9	6.6	1.2	1.1
Wireless penetration (all carriers)	3.1%	4.6%	10.8%	N/A	N/A
Real GDP growth	5.1%	4.5%	(3.0)%	N/A	N/A

Ownership.   We own 32.0% of the outstanding common stock of Movicom Uruguay. The largest shareholder of Movicom Uruguay is BellSouth, which owns 46.0% of the outstanding common stock. The remainder of Movicom Uruguay's common stock is owned by local investors. Under the shareholders agreement we have entered into with the other shareholders in Movicom Uruguay, the parties have the right to purchase our interest in Movicom Uruguay at fair market value if Motorola's ownership of our common stock falls below 65.0%. We are currently negotiating for the right of Motorola to divest itself of our common stock without triggering the rights of first refusal under this agreement. For more information regarding our rights under the shareholders agreement and this negotiation, see "Our Relationships with Our Operating Companies—Uruguay."

Our Operational and Managerial Influence.   We appoint two of the nine members of Movicom Uruguay's board of directors. Along with the other shareholders, we possess veto rights over the business plan, capital expenditures and strategic direction of Movicom Uruguay. In addition to actively participating on its board of directors, we have an operations manager who is responsible for day-to-day interaction with Movicom Uruguay's management. We also contribute substantial technical and managerial knowledge to help Movicom Uruguay optimize its network and manage its business. For more information regarding our operational and managerial influence over Movicom Uruguay and our rights as a shareholder of Movicom Uruguay, see "Our Relationships with Our Operating Companies—Uruguay."

Market Demographics.   Uruguay's total population is approximately 3.3 million people, a significant number of whom are covered by Movicom Uruguay's contract with ANTEL. Uruguay's GDP for 1999 was approximately $20.7 billion, or $6,360 per person. At December 31, 1999 Uruguay's wireline penetration was approximately 27.5%, and wireless penetration was approximately 10.8%.

Network Overview.   Movicom Uruguay offers analog cellular services using NAMPS technology. At December 31, 1999, Movicom Uruguay's regional network consisted of 67 cell sites and two switches, which are supported by a series of microwave backbone networks. Movicom Uruguay is in the process of constructing a new digital network at 1900 MHz using CDMA technology. ANTEL authorized the construction of Movicom Uruguay's new digital network using the CDMA technology by granting authorization to Movicom Uruguay to enlarge and extend its services. The CDMA network is expected to be launched in mid-2000.

Sales and Marketing.   Movicom Uruguay employs multiple pricing strategies in order to appeal to various segments of the Uruguayan wireless communications market. Movicom Uruguay seeks to position itself as the premier provider of wireless services and prices its services at a slight premium over its competitor. Movicom Uruguay's postpaid, enhanced service offerings appeal to higher-income heavy users while its prepaid plans appeal to more cost-conscious consumers who might not otherwise have access to wireless communications services.

Competition.   Movicom Uruguay's primary competitor is ANCEL S.A., a government-owned entity which provides both wireless and wireline service. ANCEL is owned by ANTEL, the government telecommunications regulator. Basic telephone services are provided by ANTEL.

Licenses.   Movicom Uruguay has a contract with Antel to build and operate wireless networks with the following characteristics:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
800 MHz .	2 × 12.5 MHz	1991 - 2006	Colonia, San José, Canelones, Montevideo, Maldonado and Rocha	NAMPS
1900 MHz	2 × 5 MHz	1999 - 2006	Colonia, San José, Canelones, Montevideo, Maldonado and Rocha	CDMA

Movicom Uruguay's contract expires in 2006 and may be renewed for an additional five-year period, provided that ANTEL does not oppose its renewal. The contract requires adherence to various conditions, including network build-out requirements and quality standards. We expect this contract to be renewed upon expiration without payment of material additional fees. For more information regarding Movicom Uruguay's licenses, see "Regulation—Uruguay—Licenses."

Southern Mexico

Our operating company in southern Mexico is Grupo Portatel S.A. de C.V, which operates under the name Portatel. Portatel initiated service in 1990 in the states of Chiapas, Tabasco, Yucatán, Campeche and Quintana Roo, which includes the resort area of Cancún in southern Mexico. As of December 31, 1999, Portatel had approximately 88,000 wireless subscribers. Portatel offers the following cellular services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;
- international roaming;

- value-added services, including three-party conference calling, call barring, call waiting and forwarding, voice mail, and detailed billing; and
- usage limit plans.

As of December 31, 1999, Portatel employed approximately 230 people.

The following table shows several key statistics for three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Mexico for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	18,807	19,211	19,606	N/A	N/A
Wireless subscribers	34	63	88	72	96
Net revenues	$ 20.4	$ 27.9	$ 34.9	$ 7.9	$ 9.9
EBITDA	3.1	5.7	6.5	1.5	2.0
EBITDA margin	15.3%	20.4%	18.7%	19.2%	19.8%
Capital expenditures, net	0.5	2.3	1.9	0.3	0.7
Proportionate:					
Licensed POPs	4,081	4,169	4,255	N/A	N/A
Wireless subscribers	7	14	19	16	21
Net revenues	$ 4.4	$ 6.0	$ 7.6	$ 1.7	$ 2.2
EBITDA	0.7	1.2	1.4	0.3	0.4
Capital expenditures	0.1	0.5	0.4	0.1	0.1
Wireless penetration (all carriers)(1)	1.7%	3.2%	7.2%	N/A	N/A
Real GDP growth	6.8%	4.8%	3.7%	N/A	N/A

(1) While this relates to wireless penetration in Mexico, we believe that the wireless penetration for the region in which Portatel operates is lower than the national figure.

Ownership.   We own 21.7% of the outstanding common stock of Portatel. Other Portatel shareholders include Ernesto Warnholtz, who owns 32.4% of the outstanding common stock, Associated Communications of Mexico, Inc., a wholly owned subsidiary of Liberty Media, an affiliate of AT&T, which owns 23.6% of the outstanding common stock, LCC of Mexico, which owns 14.8% of the outstanding common stock and local shareholders, who own 7.5% of the outstanding common stock.

Our Operational and Managerial Influence.   One of the seven members of Portatel's board of directors is a Propel employee who may be removed by a vote of the majority shareholders at any time. In addition, we have an operations manager who is responsible for day-to-day interaction with Portatel's management.

Market Demographics.   Mexico is one of Latin America's largest countries with a population of approximately 97.4 million people, of which approximately 19.6 million are covered by Portatel's license. Mexico is also one of Latin America's largest economies with an estimated 1999 GDP of $478.5 billion, or approximately $4,910 per person. At December 31, 1999 Mexico's wireline penetration was approximately 11.0%, and wireless penetration was approximately 7.2%.

Network Overview.   Portatel offers analog cellular services using AMPS technology, and is currently in the process of constructing a digital CDMA network. As of December 31, 1999, Portatel's analog network consisted of 35 cell sites and eight switches. Their regional network is supported by a series of microwave and leased fiber optic backbone networks.

Sales and Marketing.   Portatel employs multiple pricing strategies in order to appeal to various segments of the wireless communications market. It seeks to position itself as the premier provider of wireless services. Its postpaid and value-added service offerings appeal to higher-income heavy users while its prepaid plans appeal to more cost-conscious customers who might not otherwise have access to wireless communications services.

Competition.   Portatel's principal competitor in its region is Radiomóvil Dipsa, S.A. de C.V., or Telcel, a subsidiary of the nationwide wireline telephone operator. Its competitors currently offer, or are expected to offer, similar services to those provided by Portatel. In addition, Portatel competes indirectly with long distance and wireline providers.

Licenses.   Portatel's license is described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
800 MHz	2 × 10 MHz	1990 - 2010	Chiapas, Tabasco, Yucátan, Campeche and Quintana Roo	CDMA/AMPS

Portatel's license requires adherence to various conditions, including network build-out requirements and quality standards. We expect this license to be renewed upon expiration without payment of material additional fees. For more information regarding Portatel's license, see "Regulation—Mexico—Licenses."

Europe/Middle East Operations

Israel

Our operating company in Israel is Pelephone Communications Ltd., which operates under the name Pelephone. Pelephone launched one of the world's first cellular networks in 1986. Pelephone served over 1.1 million wireless subscribers as of December 31, 1999. From 1997 to 1999, Pelephone's subscriber base grew at a compound annual growth rate of approximately 11%. Pelephone offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- international roaming;
- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, Hebrew language text messaging, e-mail, fax, information services and detailed billing;
- usage limit plans; and
- wireless data.

In the future, Pelephone plans to add to its existing service offerings with the addition of wireless data services through higher speed 2.5G technologies. As of December 31, 1999, Pelephone had approximately 1,750 employees.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Israel for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	**1998**	**1999**	**1999**	**2000**
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company(1):					
Licensed POPs	5,830	5,970	6,122	N/A	N/A
Wireless subscribers	894	932	1,110	959	1,171
Net revenues	$680.8	$741.7	$709.4	$183.6	$202.4
EBITDA	265.6	268.4	89.2	36.9	35.9
EBITDA margin	39.0%	36.2%	12.6%	20.1%	17.7%
Capital expenditures	166.0	274.3	233.1	59.2	52.8
Proportionate:					
Licensed POPs	2,915	2,985	3,061	N/A	N/A
Wireless subscribers	447	466	555	480	586
Net revenues	$340.4	$370.9	$354.7	$ 91.8	$101.2
EBITDA	132.8	134.2	44.6	18.4	17.9
Capital expenditures	83.0	137.1	116.6	29.6	26.4
Wireless penetration (all carriers)	28.6%	35.2%	44.1%	N/A	N/A
Real GDP growth	2.9%	2.2%	2.2%	N/A	N/A

(1) Pelephone's financial statements included elsewhere in this prospectus have been prepared using inflationary accounting. The data in the table removes the effects of such accounting practice.

Ownership.   We own 50.0% of the outstanding common stock of Pelephone. Our sole partner in Pelephone is the Israel Telecommunication Corp. Limited, known as Bezeq, Israel's majority-government-owned telecommunications provider.

Our Operational and Managerial Influence.   We appoint five of the ten members of Pelephone's board of directors, and two individuals who serve on the four-member executive committee. As is our right under the shareholders agreement, we have nominated the vice president—marketing and the vice president—engineering. In addition, we have nominated the chief executive officer. Several other senior officers of Pelephone are former Motorola employees. In addition to actively participating on its board of directors, we have an operations manager who is responsible for day-to-day interaction with Pelephone's management. We also contribute substantial technical and managerial knowledge to help Pelephone optimize its network and manage its business. For example, our employees helped in addressing the technical issues that faced Pelephone in 1999, as a result of widespread fraud on its analog NAMPS network. For more information regarding our operational and managerial influence over Pelephone and our rights as a shareholder of Pelephone see "Our Relationships with Our Operating Companies—Israel."

Market Demographics.   Israel has a population of approximately 6.1 million people, all of whom are covered by Pelephone's license. Israel had a 1999 GDP of $98.9 billion, or approximately $16,147 per person. Israel is one of the most affluent countries in the Middle East and the Israeli market has relatively high overall usage and penetration rates for wireless communications products. At December 31, 1999, Israel's wireline penetration was approximately 47.0% and wireless penetration was approximately 44.1%.

Network Overview.   Pelephone currently manages both a digital CDMA network, which was launched in 1998, and an analog NAMPS network. At December 31, 1999, Pelephone's nationwide

CDMA network consisted of over 630 cell sites and four switches, and its nationwide NAMPS network consisted of over 750 cell sites and ten switches, each of which is supported by a leased microwave and fiber optic backbone network. Pelephone has encountered some difficulties in building out its networks. For example, zoning problems have adversely affected the deployment of existing and additional antenna towers, and Pelephone has experienced incremental interference difficulties as its primary competitors have increased their network coverage.

In 1999, Pelephone experienced a decline in financial performance, largely as a result of widespread fraud in its NAMPS network and significant handset subsidies. With our help, the fraud was remedied by implementing authentication technology. Also, in February 1999 for several hours over a three-day period Pelephone experienced intermittent failures in its CDMA network due to a software problem that was also remedied with our help. As a consequence of these operational problems, Pelephone's subscriber base, reputation and results of operations were adversely affected. For more information regarding the impact of the fraud on Pelephone's 1999 financial performance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proportionate Results of Operations."

Sales and Marketing. Pelephone is a leading participant in the wireless telecommunications market in Israel and targets all segments of the Israeli market with competitive pricing packages. In 1999, Pelephone employed a new advertising agency to relaunch its brand following the intermittent CDMA network failures and the NAMPS fraud. As a result, its CDMA services have been repositioned as a digital platform for advanced mobile services under the Next brand, and future innovations in high-speed data and Internet will fall under the GoNext brand. In addition to focusing on the value of its products and services, Pelephone seeks to market its quality of service, focusing on its broad product offerings, superior network technology and high level of customer service. A majority of Pelephone's sales are made through its 177 authorized dealers. Pelephone also employs 80 direct sales personnel who, with the assistance of telemarketers and customer care centers, account for a substantial portion of its sales. In addition, chain stores account for the remainder of Pelephone's sales volume.

We believe that Pelephone is the best prepared wireless operator in Israel in terms of readiness to introduce the next stage of high-speed data technologies and the closest to possessing the ability to migrate toward 3G technologies. In addition, Pelephone, through a joint venture with Suny.com, a subsidiary of the Samsung distributor in Israel, intends to introduce GoNext this year, which will offer a Hebrew language wireless data portal for the Israeli market that will be accessible by customers of any service provider. Subscribers to this service will be able to engage in various e-commerce activities, including retail banking transactions.

Competition. Pelephone competes with two wireless telecommunications providers in Israel, both of which are also affiliated with international telecommunications companies. These two providers are Cellcom Israel Ltd., or Cellcom, which is owned in part by BellSouth, and Partner Communications Company Ltd., which operates under the Orange brand and is owned in part by Hutchison Whampoa. Cellcom, the largest wireless communications provider in Israel with over 1.4 million subscribers, began operations in 1994 using TDMA technology. It traditionally offers lower prices than Pelephone. Partner, which launched service in December 1998, operates a GSM network. Because of significant price competition in the Israeli wireless communications market, Pelephone matches its competitors' rate discounts and handset subsidies. Pelephone's CDMA networks require the use of relatively expensive handsets as compared to the GSM and TDMA handsets which our competitors use. The additional cost of these CDMA handsets may place Pelephone at a competitive disadvantage. For more information regarding these costs and their impact on Pelephone's financial performance, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Proportionate Results of Operations." Pelephone's competitors currently offer, or are expected to offer, similar services to those it provides. In addition, the Palestinian Authority has been allocated spectrum to offer wireless communications services in the Palestinian Territories where Israeli wireless operators, including Pelephone, provided service. Services have been offered in that area by a Palestinian Authority-licensed company since 1999. In addition, Pelephone competes directly and indirectly with an ESMR operator controlled by Motorola, long distance providers and fixed wireline providers, including our partner Bezeq.

Licenses. Pelephone's license is described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
800 MHz	2 × 12 MHz	1994 - 2004	Nationwide	CDMA/NAMPS

Pelephone's license requires adherence to various conditions, including network build-out requirements and quality standards. We expect this license to be renewed upon expiration without payment of material additional fees. In addition, the license under which Pelephone conducts business contains restrictions on Motorola's ability to transfer its interests in Pelephone without governmental approval. Motorola's contribution of our Israeli business to us, this offering and a distribution of our common stock to Motorola stockholders or any other form of divestiture would violate the provisions of the Israeli license. We are currently seeking the approval of the Israeli government for the transfer of Pelephone to us, the offering and a distribution. If we are unable to obtain that approval, it is possible that we would have to sell our interest in Pelephone back to Motorola, or that Pelephone could lose its license. For more information, see "Regulation—Israel—Licenses."

Mobile telephone subscribers in Israel are not charged for incoming calls, except while roaming. Rather, the charge for incoming domestic calls is borne by the Israeli network on which the call originated or from which the call was transferred. This is referred to as calling party pays. The Israeli Ministry of Communications has recently proposed regulations that would eventually require all cellular operators to charge the same tariff for incoming calls. If enacted, this regulation would require Pelephone to make the largest reduction in incoming call tariffs, compared to other operators in Israel, which may have a material adverse effect on Pelephone's results of operations. For more information regarding Pelephone's licenses, see "Regulation—Israel—Licenses."

We currently anticipate that, by the end of 2002, the government will have granted another license to a fourth operator. We currently anticipate that the government will begin to auction 3G licenses sometime in late 2001 or the beginning of 2002, and Pelephone is currently exploring whether to participate in this auction.

Egypt

Our operating company in Egypt is The Egyptian Company for Mobile Services, which operates under the name MobiNil, and which was acquired in 1998 from Arento, the telecommunications agency of the Egyptian government. MobiNil, which relaunched service in July 1998, is the largest wireless communications services provider in Egypt and operates principally in the cities of Cairo, Alexandria, Luxor and in the Nile River delta. MobiNil is one of the largest publicly traded companies in Egypt as measured by market capitalization and is traded on the Cairo and Alexandria Stock Exchanges under the symbol MOBN. As of December 31, 1999, MobiNil served over 507,000 subscribers. MobiNil offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;
- international roaming;
- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;
- usage limit plans; and
- wireless data.

At December 31, 1999, MobiNil employed approximately 1,170 people.

The following table shows several key statistics for the two years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Egypt for 1998 and 1999:

	Year Ended December 31,		Three Months Ended March 31,	
	1998(1)	**1999**	**1999**	**2000**
	(dollars in millions; POPs and subscribers in thousands)			
Total Operating Company:				
Licensed POPs	63,250	64,520	N/A	N/A
Wireless subscribers	160	507	227	622
Net revenues	$ 98.5	$360.3	$57.9	$133.6
EBITDA	(22.6)	78.8	(1.8)	39.5
EBITDA margin	(23.0)%	21.9%	(3.1)%	29.6%
Capital expenditures	151.4	217.2	15.6	90.5
Proportionate:				
Licensed POPs	11,385	11,614	N/A	N/A
Wireless subscribers	29	91	41	112
Net revenues	$ 17.7	$ 64.8	$10.4	$ 24.0
EBITDA	(4.1)	14.2	(0.3)	7.1
Capital expenditures	27.2	39.1	2.8	16.3
Wireless penetration (all carriers)	0.3%	1.3%	N/A	N/A
Real GDP growth	5.6%	5.0%	N/A	N/A

(1) Reflects information from May 5, 1998, the day on which MobiNil was acquired from Arento, through December 31, 1998.

Ownership.   We currently own an 18.0% economic interest in MobiNil through our 35.3% interest in MobiNil for Telecommunications SAE, a holding company which we refer to as MFT and which owns 51.0% of the outstanding common stock of MobiNil. Our partners in MFT include France Telecom Mobiles International, and Orascom Telecom SAE, a large Egyptian conglomerate. France Telecom owns a 23.5% economic interest in MobiNil through MFT, while Orascom directly and indirectly owns approximately a 22.5% economic interest in MobiNil. The remaining 36.0% of the outstanding common stock of MobiNil is owned by public shareholders.

Our Operational and Managerial Influence.   We appoint two of the seven members of MFT's board of directors. Each of these directors, in turn, serves on MobiNil's 11-member board. In addition, we, France Telecom and Orascom each appoint one individual to serve on a three-member strategic committee which advises both MobiNil's and MFT's boards of directors on management proposals. The chief financial officer and leaders of the customer service and regulatory relations divisions are our employees that we have assigned to MobiNil. In addition to actively participating on its board of directors and through our assigned employees, we have an operations manager who is responsible for day-to-day interaction with MobiNil's management. We also contribute substantial technical and managerial knowledge to help MobiNil optimize its network and manage its business. For example, when MobiNil launched its prepaid service we advised it, based on our experiences in other markets, to issue its prepaid cards in lower denominations than its competitors, which we believe has contributed significantly to MobiNil's achieving a leading market share in prepaid services. For more information regarding our operational and managerial influence over MobiNil and our rights as a shareholder of MFT, see "Our Relationships with Our Operating Companies—Egypt."

Market Demographics.   Egypt has a population of approximately 64.5 million people, all of whom are covered by MobiNil's license, and nearly all of whom are located within a small percentage of its overall land area. Egypt had a 1999 GDP of $89.0 billion, or approximately $1,380 per person. At December 31, 1999, Egypt's wireline penetration was 8.8%, and wireless penetration was 1.3%.

Network Overview.   At December 31, 1999, MobiNil's GSM 900 network included 630 cell sites and five switches. MobiNil has relied on leased lines from Telecom Egypt for backbone, but is planning to reduce this dependence. To this end, MobiNil has invested significantly in microwave and bandwidth-management equipment.

Sales and Marketing.   MobiNil possesses a strong brand image, with a high degree of brand awareness among prospective cellular subscribers. MobiNil employs a two-tier branding strategy in order to more effectively target the needs of different market segments and inhibit dilution of its name and market share. The MobiNil brand targets corporate and other high-end postpaid users, while its ALO brand targets the more cost-conscious consumer in the market. The majority of both postpaid and prepaid sales are made through MobiNil distributors and dealers. In addition, MobiNil employs a direct sales force to target corporate and government accounts, and MobiNil also owns ten retail outlets which target individual consumers.

MobiNil expects to enter into a strategic alliance with a local Internet service provider to create an Arabic wireless data portal to provide advanced data services using WAP.

Competition.   Currently, MobiNil's only direct competitor is MisrFone SAE, which is marketed under the Click GSM name, a joint venture of Vodafone/Airtouch and local partners, which began operations in November 1998. Existing wireless licenses provide MobiNil and Click with exclusivity in the wireless communications market until December 2002. MobiNil's competitor currently offers similar services to those it provides. In addition, MobiNil also competes indirectly with the long distance and wireline provider.

Licenses.   MobiNil's license is described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
900 MHz	2 x 12.5 MHz	1998 - 2013	Nationwide	GSM

MobiNil's license requires adherence to various conditions, including network build-out requirements and quality standards. We expect this license to be renewed without the payment of material additional fees. We currently anticipate that, by the end of 2002, the Egyptian government will have granted another license to a third operator. For more information regarding MobiNil's license, see "Regulation—Egypt—Licenses."

Lithuania

Our operating company in Lithuania is UAB Omnitel, which operates under the name Omnitel. Omnitel, which initiated GSM service in 1995, operates nationwide and had approximately 198,000 wireless subscribers as of December 31, 1999. Omnitel offers the following service:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;
- international roaming;
- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;
- usage limit plans;
- facilities-based international long distance;
- data transmission by leased lines or microwave;
- Internet service provision;
- fixed wireless;
- vehicle location services; and
- paging.

Omnitel plans to introduce wireless data services in the near future. As of December 31, 1999, Omnitel employed approximately 400 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Lithuania for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	3,710	3,700	3,700	N/A	N/A
Wireless subscribers	79	146	198	148	212
Net revenues	$50.4	$91.7	$88.6	$21.0	$18.0
EBITDA	10.3	29.7	47.5	11.0	7.6
EBITDA margin	20.4%	32.4%	53.6%	52.5%	42.6%
Capital expenditures	24.3	32.9	10.2	3.0	4.3
Proportionate:					
Licensed POPs	1,684	1,295	1,295	N/A	N/A
Wireless subscribers	36	51	69	52	74
Net revenues	$21.9	$36.9	$31.0	$ 7.3	$ 6.3
EBITDA	4.5	11.9	16.6	3.9	2.7
Capital expenditures	10.6	13.2	3.6	1.0	1.5
Wireless penetration (all carriers)	3.7%	6.4%	9.3%	N/A	N/A
Real GDP growth	7.3%	5.1%	(4.1)%	N/A	N/A

Ownership. We own 35.0% of the outstanding common stock of Omnitel. The other shareholders are Amber Mobile Teleholding AB, a joint venture of Telia AB and Sonera Corporation, with 55.0% of the outstanding common stock, and the Kazickas family with 10.0% of the outstanding common stock.

Our Operational and Managerial Influence. We appoint two of the seven members of Omnitel's board of directors. In addition, the president and chief financial officer are nominated in consultation with us. Along with our operating partners, we have joint control over the business plan, capital expenditures and strategic direction of Omnitel. In addition to actively participating on its board of directors, we have an operations manager who is responsible for day-to-day interaction with Omnitel's management. We also contribute substantial technical and managerial knowledge to help Omnitel develop its network and manage its business. For example, two Propel employees, who served as our Lithuania operations manager and one of our Omnitel board members, visited Bajacel in Mexico to learn about prepaid branding, pricing and usage in order to facilitate Omnitel's introduction of prepaid services in Lithuania. For more information regarding our operational and managerial influence over Omnitel and our rights as a shareholder of Omnitel, see "Our Relationships with Our Operating Companies—Lithuania."

Market Demographics. Lithuania has a total population of approximately 3.7 million people, all of whom are covered by Omnitel's licenses. Lithuania's GDP for 1999 was approximately $10.6 billion, or $2,880 per person. At December 31, 1999, Lithuania's wireline penetration was approximately 31.1% and wireless penetration was approximately 9.3%.

Network Overview. Omnitel offers digital cellular services using GSM 900 and GSM1800 technology. Omnitel has an extensive network of switches and cell sites that covers substantially all of Lithuania's population and is interconnected to a microwave and leased fiber optic backbone network.

Sales and Marketing.   Omnitel employs multiple pricing strategies in order to appeal to various segments of the wireless communications market. Omnitel's postpaid pricing plans appeal to high-end users of wireless services. Omnitel's prepaid pricing plans appeal to more cost conscious consumers of cellular services. Handset subsidies are offered to all new subscribers at differing rates depending on the level of service purchased.

Competition.   Omnitel competes with a variety of telecommunications providers, most of which are also affiliated with international telecommunications companies. Omnitel's primary competitor is UAB Bité GSM, which is owned by Tele Danmark A/S. In addition, Omnitel competes against a new PCS provider, UAB Tele2, which is owned by NetCom A.B., and initiated operations in December 1999. In addition, Omnitel competes indirectly with long distance providers and the wireline provider, Lietuvos Telekomas, which is owned in part by our partner Amber.

Licenses.   Omnitel's licenses are described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
900 MHz	2 x 8 MHz	1995 - 2005	Nationwide	GSM
1800 MHz	2 x 7.5 MHz	1998 - 2008	Nationwide	GSM

Omnitel also has additional licenses for providing paging services, data transmission services, Trans-European trunked radio, mobile satellite services and facilities-based international long distance. Omnitel's licenses require adherence to various conditions, including network build-out requirements and quality standards. We expect these licenses to be renewed upon expiration without payment of material additional fees. For more information regarding Omnitel's license, see "Regulation—Lithuania—Licenses."

The Lithuanian government had announced its intention to tender a third GSM 900 license sometime during 2000. The existing operators initiated a complaint though an administrative proceeding, opposing the grant of any new GSM 900 license. In March 2000, the administrative tribunal elected to postpone any tender indefinitely so that additional information and facts could be gathered.

Jordan

Our operating company in Jordan is Jordan Mobile Telephone Services Company Ltd, which operates under the name Fastlink. Fastlink, which initiated service in 1995, operates in selected areas of Jordan, including the rapidly developing cities of Amman, Irbid and Aqaba. As of December 31, 1999, Fastlink had approximately 94,000 subscribers. Fastlink offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- international roaming;
- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;
- usage limit plans; and
- wireless data.

At December 31, 1999, Fastlink employed approximately 280 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31 1999 and 2000, and nationwide wireless penetration and real GDP growth in Jordan for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	5,770	5,960	6,150	N/A	N/A
Wireless subscribers	42	70	94	75	128
Net revenues	$47.5	$83.5	$99.3	$21.4	$25.2
EBITDA	18.3	34.6	45.5	10.2	13.5
EBITDA margin	38.5%	41.4%	45.8%	47.8%	53.6%
Capital expenditures	19.2	31.4	31.9	1.2	0.8
Proportionate:					
Licensed POPs	1,454	1,556	1,605	N/A	N/A
Wireless subscribers	11	18	25	20	33
Net revenues	$12.0	$21.3	$25.9	$ 5.6	$ 6.6
EBITDA	4.6	8.8	11.9	2.7	3.5
Capital expenditures	4.8	8.0	8.3	0.3	0.2
Wireless penetration (all carriers)	0.8%	1.3%	1.6%	N/A	N/A
GDP Growth	1.3%	(1.0)%	1.3%	N/A	N/A

Ownership.   We have a 26.1% economic ownership interest in Fastlink, through our 26.1% ownership in Pella Investment Company, a holding company which holds all of the outstanding common stock of Fastlink. Other shareholders include Pioneers for Investment, owned by Orascom, which owns a 65.5% economic interest, Mobile Telecommunications Company, which owns a 4.9% economic interest, and an individual shareholder, who owns a 3.5% economic interest.

Our Operational and Managerial Influence.   We appoint two of the five members of Pella Investment Company's board of directors and two of Fastlink's five board members, including one who is Fastlink's chief executive officer and our employee. We also nominate the company's controller, technical, marketing and operations managers. Along with Pioneers for Investment, we possess joint control over the business plan, capital expenditures and strategic direction of Fastlink. We also contribute substantial technical and managerial knowledge to help Fastlink optimize its network and manage its business. For example, two of our employees, who served as the chief executive officer and chief financial officer of Fastlink, frequently visited Pelephone in Israel to learn about Pelephone's customer service centers, call centers, dealer facilities and credit and collection operations. Fastlink subsequently based its call center on Pelephone's model. In addition, Propel's human resources personnel also helped Fastlink design and implement a job evaluation program. For more information regarding our managerial and operational control over Fastlink and our rights as a shareholder of Fastlink, see "Our Relationships with Our Operating Companies—Jordan."

Market Demographics.   Jordan has a population of approximately 6.2 million people, all of whom are covered by Fastlink's license. Jordan's GDP for 1999 was approximately $7.6 billion, or $1,240 per person. At December 31, 1999 Jordan's wireline penetration was approximately 11.5%, and wireless penetration was approximately 1.6%.

Network Overview.   Fastlink offers digital cellular services using GSM 900 technology. At December 31, 1999, Fastlink's nationwide network consisted of over 220 cell sites and two switches supported by a microwave backbone network.

Sales and Marketing.   Fastlink employs multiple pricing strategies in order to appeal to various segments of the Jordanian wireless communications market. Fastlink's postpaid plans appeal to high-end users of wireless services, particularly the business or commercial user. Fastlink's launch in August 1999 of the Keep Close postpaid bundled minute plans has driven market growth and has enabled Fastlink to grow to over 128,000 subscribers in the first quarter of 2000, matching its growth for the entire 1999 fiscal year. As in our other operating companies' markets, the availability of prepaid service has opened up the market in Jordan to the cost-conscious consumer.

Competition.   Fastlink is currently the only mobile operator in Jordan. A new market entrant, which will be owned in part by the government and France Telecom, is expected to start operations in the third quarter of 2000. In addition, Fastlink indirectly competes with the government-owned long distance and wireline provider.

Licenses.   Fastlink's license is described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
900 MHz	2 × 10 MHz	1994 - 2009	Nationwide	GSM

Fastlink's license requires adherence to various conditions, including network build-out requirements and quality standards. We expect this license to be renewed upon expiration without payment of material additional fees. For more information regarding Fastlink's license, see "Regulation—Jordan—Licenses."

Azerbaijan

Our operating company in Azerbaijan is Bakcell II, which operates under the name Bakcell. Bakcell initiated wireless service in 1994 and operates in selected areas of Azerbaijan, including the capitol city of Baku. As of December 31, 1999, Bakcell had approximately 14,000 subscribers. In 1999, its subscriber base decreased as a result of switch problems related to the launch of its GSM network and interconnected problems, both of which have since been resolved. Bakcell offers the following services:

- postpaid wireless;
- prepaid wireless;
- calling party pays billing;
- national roaming;
- international roaming;
- value-added services, including three-party conference calling, call barring, call waiting and transfer, voice mail, caller identification, text messaging, fax, information services and detailed billing; and
- usage limit plans.

As of December 31, 1999, Bakcell employed approximately 240 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Azerbaijan for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:(1)					
Licensed POPs	7,607	7,630	7,620	N/A	N/A
Wireless subscribers	26	35	14	24	25
Net revenues	$31.5	$73.3	$13.9	$ 3.8	$ 1.1
EBITDA	8.4	27.7	1.2	(0.3)	0.5
EBITDA margin	26.5%	37.8%	8.9%	(8.3)%	45.1%
Capital expenditures	4.0	4.6	.6	—	—
Proportionate:					
Licensed POPs	1,864	1,869	1,867	N/A	N/A
Wireless subscribers	6	9	3	6	6
Net revenues	$ 7.7	$18.0	$ 3.4	$ 0.9	$ 0.3
EBITDA	2.0	6.8	0.3	(0.1)	0.1
Capital expenditures	1.0	1.1	0.1	—	—
Wireless penetration (all carriers)	0.4%	1.1%	2.8%	N/A	N/A
Real GDP growth	5.8%	10.0%	7.4%	N/A	N/A

(1) Net Revenues and EBITDA represent the results of the business activities of the holding company GTIB, which purchases cellular infrastructure and handsets and sells this equipment to Bakcell and provides management services to Bakcell for a fee. Because it did not own a majority of Bakcell during the periods presented, GTIB's results of operations do not reflect Bakcell's revenue and EBITDA associated with its wireless services. Subsequent to December 31, 1999, GTIB acquired an additional 26% ownership in Bakcell. GTIB will begin to consolidate the financial results of Bakcell in the second quarter of 2000.

Ownership. We currently have a 25.0% economic ownership interest in Bakcell through our 33.3% interest in GTIB 1996, Ltd., or GTIB, a British Virgin Islands holding company that owns 75.0% of Bakcell. Other shareholders in GTIB are Havacom and Alfa Telcom N.V. The Azeri Ministry of Communications owns the remaining 25.0% of Bakcell.

Our Operational and Managerial Influence. We appoint two of the six members of GTIB's board of directors. At this time, the chairman of the board of GTIB is our employee. GTIB, in turn, appoints three individuals to serve on Bakcell's four-member board of directors. We currently occupy one Bakcell board seat. We are also consulted in the selection of many of the key operating executives of Bakcell. The shareholders of GTIB possess joint control over the business plan, capital expenditures and strategic direction of Bakcell. In addition to actively participating on these boards of directors, we have an operations manager who is responsible for day-to-day interaction with Bakcell's management. We also contribute substantial technical and managerial knowledge to help Bakcell optimize its network and manage its business. For example, we facilitated the visit of Bakcell engineers to Fastlink and Omnitel in order to learn about roaming services, pricing, clearing houses and operator account settlements prior to Bakcell launching its GSM service. For more information regarding our managerial and operational control over GTIB and our rights as a shareholder of GTIB, see "Our Relationships with Our Operating Companies—Azerbaijan."

Market Demographics. Azerbaijan has a population of approximately 7.6 million people, all of whom are covered by Bakcell's license. Azerbaijan's GDP for 1999 was approximately $4.8 billion, or $630 per person. At December 31, 1999 Azerbaijan's wireline penetration was approximately 9.2%, and wireless penetration was approximately 2.8%. We believe Azerbaijan represents an attractive market opportunity in part because its large oil and gas resources are attracting significant foreign investment.

Network Overview. Bakcell offers digital and analog cellular services using GSM and ETACS technology. At December 31, 1999, Bakcell's nationwide network consisted of over 85 digital cell sites, one digital switch, over 35 analog cell sites and one analog switch, each of which is supported by a microwave and fiber optic backbone network. Its digital switching platform has been upgraded to address the switch issues encountered in 1999.

Sales and Marketing. Bakcell's marketing strategy is to target all market segments. Bakcell has placed a special emphasis on building a new prepaid brand to increase sales in the consumer market and expanding distribution through agreements with new dealers. In 1999, dealers and a direct sales force accounted for a significant portion of its sales, while the remainder were made through its own stores.

Competition. Bakcell's only competitor is Azercell Telekom B.M., which also is owned, in part, by the Ministry of Communications, a Bakcell shareholder. Bakcell's competitor currently offers similar services to those it provides. In addition, Bakcell indirectly competes with the government-owned long distance and wireline provider.

Licenses. Bakcell's license is described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
900 MHz	2 x 20.5 MHz	1996 - 2016	Nationwide	GSM/ETACS

Bakcell's license requires adherence to various conditions, including network build-out requirements and quality standards. We expect this license to be renewed upon expiration without payment of material additional fees. For more information regarding Bakcell's license, see "Regulation—Azerbaijan—Licenses."

Asia Pacific Operations

Hong Kong

Our operating company in Hong Kong is Hutchison Telephone Company Ltd., which we refer to as HTCL. HTCL launched one of the world's first cellular networks in 1985. HTCL is a leading wireless communications services provider in Hong Kong, serving approximately 1.4 million wireless subscribers as of December 31, 1999. From 1997 through 1999, HTCL's subscriber base grew at a compound annual growth rate of approximately 50.5%.

HTCL has over 15 years of experience as an operator of wireless communications networks. HTCL currently manages a dual band GSM/PCS network and the world's first commercial CDMA network under the widely recognized Orange brand. HTCL offers the following services:

- postpaid wireless;

- prepaid wireless;

- international roaming;

- value-added services, including call waiting, call forwarding, international outgoing, call barring, voice mail, caller identification, text messaging, e-mail, fax, information services and detailed billing;

- usage limit plans; and

- wireless data service, including mobile banking and financial information.

HTCL has introduced a wireless data service, referred to as Orangeworld, to provide wireless Internet and mobile commerce on their networks. Later this year, HTCL plans to offer a high-speed wireless data service using 2.5G technology on both its CDMA and dual band networks.

As of December 31, 1999, approximately 1,540 people were dedicated to HTCL's operations.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and wireless penetration and real GDP growth in Hong Kong for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	6,502	6,687	6,840	N/A	N/A
Wireless subscribers	597	892	1,353	995	1,434
Net revenues	$540.8	$522.7	$524.5	$135.6	$167.0
EBITDA	31.9	23.4	(134.5)	(6.9)	17.9
EBITDA margin	5.9%	4.5%	(25.6)%	(5.1)%	10.7%
Capital expenditures	198.7	67.4	100.5	17.8	17.4
Proportionate:					
Licensed POPs	1,951	2,006	1,717	N/A	N/A
Wireless subscribers	179	268	340	299	360
Net revenues	$162.2	$156.8	$151.6	$ 40.7	$ 41.9
EBITDA	9.6	7.0	(38.9)	(2.1)	4.5
Capital expenditures	59.6	20.2	29.1	5.3	4.4
Wireless penetration (all carriers)	30.6%	40.9%	54.9%	N/A	N/A
Real GDP growth	5.0%	(5.1)%	2.9%	N/A	N/A

Ownership. We own 25.1% of the outstanding common stock of HTCL. Hutchison Whampoa Ltd., a leading Hong Kong conglomerate, holds 55.9% of the outstanding common stock of HTCL. In addition, NTT DoCoMo, Japan's largest wireless communications service provider by market share, has recently purchased HTCL Holdings, formerly known as Distacom, which owns 19.0% of the outstanding common stock of HTCL.

Our Operational and Managerial Influence. We appoint two of the seven members of HTCL's board of directors. In addition, we have an operations manager who is responsible for day-to-day interaction with HTCL's management. Some significant corporate actions, including the appointment of senior management and the approval of annual business plans and capital expenditures, must be approved unanimously by the shareholders. We also contribute substantial technical and managerial knowledge to help HTCL to optimize its network and manage its business. For more information regarding our operational and managerial influence over HTCL and our rights as a shareholder of HTCL, see "Our Relationships with Our Operating Companies—Hong Kong."

Market Demographics. Hong Kong has a population of approximately 6.8 million people, all of whom are covered by HTCL's licenses. Hong Kong is one of Asia's largest economies relative to the size of its population with a 1999 GDP of $158.6 billion, or approximately $23,179 per person. At December 31, 1999, wireline penetration in Hong Kong was approximately 56.7% and wireless penetration was approximately 54.9%.

Network Overview.   HTCL's original TACS and AMPS analog networks were transitioned to GSM and CDMA digital networks in 1995. Its dual band GSM/PCS network is highly concentrated, with its busiest one square kilometer area containing 58 radio base stations. HTCL's CDMA network was the world's first commercial CDMA network. As of December 31, 1999, HTCL had 871 cell site locations, 15 switches and 2,338 radio base stations, which is supported by a leased fiber optic backbone network.

Sales and Marketing.   HTCL focuses its sales and marketing efforts on two discrete market segments. The Orange brand targets business and quality-conscious subscribers. Postpaid plans currently dominate the Hong Kong wireless telecommunications market. HTCL has repositioned its CDMA network under the Orange brand to portray a clear, unified image of its service offerings in order to meet the needs of mass market and leisure subscribers. HTCL markets its products and services through Hutchison Whampoa's exclusive retail shops, electronics stores and drug stores. HTCL also markets its products and services through a direct sales force, independent dealers and franchisees. In addition, HTCL plans to exploit the Internet as a means of expanding its sales and distribution channels, which we expect will reduce costs and attract a younger segment of the market. At December 31, 1999, HTCL had a direct sales force of approximately 160 people and approximately 280 additional points of distribution.

We believe that HTCL's introduction of high-speed wireless data service using 2.5G technology represents a key opportunity to grow its mobile subscriber base and increase profitability. HTCL plans to leverage the experience of its newest shareholder, NTT DoCoMo, the leading provider of specialized wireless data services in Japan, in providing high-speed wireless data service to Hong Kong residents. This high-speed wireless data service will allow HTCL to augment its current data service capabilities by providing a broad range of content and mobile commerce offerings. We expect that if HTCL is the first to bring these services to market, its revenue per subscriber and subscriber retention rate will increase. We believe HTCL's strong market position, well known Orange brand and reputation for high-quality service position it well to market these new lines of business to its subscribers.

Competition.   HTCL competes with five other digital mobile operators who are licensed to provide wireless communications services. These five operators are Cable & Wireless HKT Limited, SmarTone Telecommunications Holdings Limited, Peoples Telephone Company Limited, New World Telephone Limited and SUNDAY Communications Limited. Many of these wireless communications providers are affiliated with international telecommunications companies. These competitors currently offer, or are expected to offer, similar services to those HTCL provides. In addition, HTCL competes indirectly with trunked radio, long distance and wireline providers.

Licenses.   HTCL holds the various licenses described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
1800 MHz	2 x 7.5 MHz	1996 - 2006	Hong Kong	GSM
900 MHz	2 x 7.5 MHz	1992 - 2002	Hong Kong	GSM (formerly TACS)
800 MHz	2 x 7.5 MHz	1992 - 2002	Hong Kong	CDMA (formerly AMPS)

All of the licenses require adherence to various conditions, including network build-out requirements and quality standards. We expect these licenses to be renewed upon expiration without payment of material additional fees. The Hong Kong government is expected to decide how to award its 3G licenses by the end of 2000. We believe HTCL will pursue one of these licenses in order to maintain its technologically advanced service offerings. For more information regarding HTCL's licenses, see "Regulation—Hong Kong—Licenses."

Pakistan

Our operating company in Pakistan is Pakistan Mobile Communications (Pvt) Limited, which operates under the name Mobilink. Mobilink has a national license for GSM services. As of December 31, 1999, its network coverage extended across 14 cities with a 1998 population of approximately 24.3 million inhabitants, including the three major population centers of Karachi, Lahore and Islamabad/Rawalpindi. Mobilink, which initiated operations in 1994, had approximately 94,000 subscribers as of December 31, 1999. Mobilink offers the following:

- postpaid wireless;

- prepaid wireless;

- international roaming;

- value-added services, including call barring, call waiting and transfer, voice

mail, caller identification, text messaging, e-mail, fax, information services and detailed billing; and

- usage limit plans.

At December 31, 1999, Mobilink employed approximately 560 people.

The following table shows several key statistics for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000, and nationwide wireless penetration and real GDP growth in Pakistan for 1997, 1998 and 1999:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions; POPs and subscribers in thousands)				
Total Operating Company:					
Licensed POPs	138,160	141,900	145,750	N/A	N/A
Wireless subscribers	53	87	94	89	102
Net revenues	$ 15.9	$ 30.5	$ 34.9	$ 8.8	$ 10.8
EBITDA	3.1	13.1	14.6	4.0	5.1
EBITDA margin	19.2%	43.0%	41.7%	45.9%	47.6%
Capital expenditures	21.9	33.8	16.7	2.9	0.1
Proportionate:					
Licensed POPs	41,448	42,570	43,725	N/A	N/A
Wireless subscribers	16	26	28	27	31
Net revenues	$ 9.2	$ 9.2	$ 10.5	$ 2.6	$ 3.2
EBITDA	1.8	3.9	4.4	1.2	1.5
Capital expenditures	12.6	10.1	5.0	0.9	0.0
Wireless penetration (all carriers)	0.1%	0.2%	0.2%	N/A	N/A
Real GDP growth	1.2%	3.3%	3.9%	N/A	N/A

Ownership. We currently own 30.0% of the outstanding common stock of Mobilink. International Wireless Communications Pakistan Ltd., a holding company in which Orascom owns a significant interest, owns 58.7% of the outstanding common stock. Rayshield, an entity which is wholly owned by Saif Telecom, owns 11.3% of Mobilink's outstanding common stock.

Our Operational and Managerial Influence. We appoint three of the ten members of Mobilink's board of directors. Our operations manager serves on the three-member executive committee of the board of directors. In addition, our employees have served as Mobilink's general manager and chief financial officer, and we continue to play an influential role in selecting its general manager. We possess joint control over the business plan, capital expenditures and the strategic direction of Mobilink. In addition to actively participating on its board of directors, we have an operations manager who is responsible for day-to-day interaction with Mobilink's management. We also contribute substantial technical and managerial knowledge to help Mobilink optimize its network and manage its business. For example, we facilitated the visit of Mobilink executives to Egypt to gain knowledge of distribution channels, branding and reward programs, and prepaid service, each of which have subsequently been implemented by Mobilink in Pakistan. For more information regarding our operational and managerial influence over Mobilink and our rights as a shareholder of Mobilink, see "Our Relationships with Our Operating Companies—Pakistan."

Market Demographics. Pakistan has a total population of approximately 145.8 million people. Mobilink has a nationwide license, however, it has only built out its network to cover the major economic centers. Pakistan's GDP for 1999 was approximately $65.2 billion, or $486 per person. At December 31, 1999, Pakistan's wireline penetration was approximately 2.2%, and wireless penetration was approximately 0.2%.

Network Overview. Mobilink offers digital cellular services using GSM 900 technology. At December 31, 1999, Mobilink's network consisted of 132 cell sites and two switches supported by a leased microwave and fiber optic backbone.

Sales and Marketing. Mobilink offers a range of postpaid pricing plans that primarily appeal to high end users especially business users. Prepaid service was launched by Mobilink in May 2000, which we believe will appeal to a wider number of potential subscribers, particularly those who are cost conscious. Mobilink distributes its products and services through direct distributors, dealers and various other retail outlets. In the future, Mobilink plans to add SMS and provision of Internet service.

Competition. Mobilink competes with a variety of telecommunications providers, many of which are also affiliated with international telecommunications companies. Mobilink's two principal competitors, both of which are restricted to analog technologies under their licenses, are Paktel Limited, which is owned by Cable & Wireless, and Instaphone, of which Millicom is a large shareholder. PTML, a company wholly owned by Pakistan's fixed wireline provider, is expected to enter the market as a GSM operator in 2001. PTML is expected to offer similar services to those provided by Mobilink. In addition, Mobilink competes indirectly with long distance providers and wireline providers.

Licenses. Mobilink's license is described in the table below:

Frequency	Spectrum	Term	Licensed Territory	Network Technology
900 MHz	2 x 10 MHz	1994 - 2007	Nationwide	GSM

Mobilink's license requires adherence to various conditions, including network build-out requirements and quality standards. Although renewal is at the discretion of the Pakistan Telecommunication Authority, we expect this license to be renewed upon expiration without payment of material additional fees. For more information regarding Mobilink's license, see "Regulation—Pakistan—Licenses."

Complementary Businesses

Wireless Distribution Service

Wireless Distribution Service, or WDS, which is operated through our wholly owned subsidiary in Israel, is responsible for the sale, distribution and warranty repair service of Motorola wireless handsets and accessories in Israel. WDS started operations in 1986 as a wholly owned distribution arm for

Motorola handset sales in Israel and is the supplier to wireless operators Pelephone, Cellcom and Partner, and other dealers in Israel.

As of December 31, 1999, WDS employed 23 people.

The following table shows several key statistics for WDS's operations for the three years ended December 31, 1999 and for the three months ended March 31, 1999 and 2000:

	Year Ended December 31,			Three Months Ended March 31,	
	1997	1998	1999	1999	2000
	(dollars in millions)				
Net revenues	$94.4	$129.0	$228.4	$89.5	$40.9
EBITDA(1)	1.8	7.0	8.1	0.5	0.3
EBITDA margin	1.9%	5.4%	3.5%	0.5%	0.8%

(1) Includes general and administrative costs associated with support of our Israeli wholly owned subsidiary but unrelated to the operations of WDS.

As one of our business units, WDS will be an independent distributor for Motorola.

Market Demographics. At December 31, 1999, Israel had a population of approximately 6.1 million people and a 1999 GDP of $98.9 billion, or approximately $16,147 per person. At December 31, 1999, wireline penetration was 47.0% and wireless penetration was 44.1%. We believe that based on our estimates of subscriber market growth and handset replacements, the size of the Israeli market for handsets in 1998 and 1999 was approximately 900,000 and 1,750,000 units sold, respectively. The reasons for this increase in market size was the first full year of operation for Partner, the continued migration of Pelephone subscribers from NAMPS to CDMA networks, and Cellcom upgrading its subscribers' handsets.

Operations. The WDS employees have expertise in the cellular phone distribution business, and the WDS business is expected to be an important strategic asset for Propel. We plan to use that expertise to improve the terms under which our operating companies will purchase cellular phones. For example, we expect key employees from the WDS distribution business to negotiate and administer global pricing agreements with Motorola and other cellular phone manufacturers. We believe that this will provide an important benefit to our operating companies. For more information regarding WDS's agreement with Motorola, see "Our Relationship with Motorola—Wireless Products Distribution Agreement."

WDS has distributed Motorola wireless handset products in Israel for 14 years. Under the terms of the Wireless Products Distribution Agreement, WDS is permited to sell only Motorola handsets in Israel. WDS has separate account managers for each of the cellular operators in Israel.

Competition. In Israel, Nokia's distributor, Eurocom, is WDS's major competitor for TDMA and GSM handsets while Samsung's distributor, Suny Electronics, is the major competitor for CDMA handsets.

Korea Telecom Freetel

Korea Telecom Freetel is a publicly traded company on the South Korean KOSDAQ stock exchange, under the symbol "32390." We own 1.9%, or 2,719,428 shares, of Korea Telecom Freetel, a wireless operator in Korea. As of June 21, 2000, the closing price of Korea Telecom Freetel's shares was $69.08, assuming an exchange rate of 1,119 Korean won to the U.S. dollar, and the market value of our holdings was approximately $187.9 million.

Zephyr Telecommunications

We currently hold a 16.8% fully diluted equity interest in Zephyr Telecommunications, Inc. Zephyr is in the business of establishing and operating an international voice and data Internet Protocol, or IP, based communications platform. This platform provides a variety of IP-based telecommunications services, including domestic and international IP-based telecommunications, broadband Internet access and Web hosting within and between selected markets and the rest of the world, particularly the United States. Zephyr's service area currently includes Poland, the Czech Republic, Ukraine, Russia and South Korea.

Unlike many of its competitors, Zephyr does not use the Internet as its backbone for IP-based telecommunication but provides its services through the following:

- leased high-bandwidth circuits between key country locations;

- company-owned, installed and operated IP-based switching and interconnection facilities;

- local interconnection, co-location and termination agreements with telephone companies, cable companies and wireless operating companies, and

- outsourced operations support systems that provide network management, billing and customer care functions.

Using this network allows Zephyr to exercise greater control over call quality and security, and results in competitive cost advantages.

At December 31, 1999, Zephyr maintained a staff of 17 people in the United States. Zephyr conducts its business through joint ventures in each country in which it operates. Its joint ventures perform local sales, operations, billing and collections functions.

Zephyr's primary customers are long distance carriers and large businesses. Because no special terminals, dialing procedures or access codes are required to use Zephyr's service, Zephyr's IP telecommunications services are transparent to people placing telephone calls. We believe Zephyr will gain a competitive advantage by becoming the first operator of its kind to partner with qualified local telecommunications service providers. This will provide Zephyr with secure backbone network facilities, hosting locations and interconnection agreements with pricing and volume benefits.

Zephyr, which commenced operations in the third quarter of 1998, generated revenues and EBITDA of $3.7 million and $(4.8) million, respectively, for the year ended December 31, 1999.

Our Employees

As of March 31, 2000, including our consolidated businesses, we had approximately 1,850 employees, of whom 75 were employed directly by us at our headquarters or one of our regional offices. None of our employees is represented by a labor organization. We believe our relationships with our employees are good.

Our Facilities

Our principal executive offices are located in Schaumburg, Illinois in approximately 20,000 square feet of office space which we sublease from Motorola. In addition, we have smaller offices located in Boca Raton, Florida; London, England; Tel Aviv, Israel; Hong Kong, China; and Beijing, China, each of which is less than 7,000 square feet. Each of these facilities is also leased directly or occupied under a sublease from Motorola. We are working with Motorola to transfer these leases to us as soon as possible. In addition, our consolidated subsidiaries have a number of facilities in northern Mexico and Israel.

Legal Proceedings

We are not currently party to any legal proceedings, the outcome of which, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations. Our operating companies are involved in various legal proceedings arising in the ordinary course of business. While it is not possible to determine the ultimate outcome of these proceedings, we believe the outcomes, both individually and in the aggregate, will not have a material adverse effect on their financial condition or results of operations.

Movicom Argentina is currently the subject of an investigation by the Argentine government relating to customs duties payable in connection with the importation of wireless communications equipment from Motorola. Movicom Argentina has already paid a fine in connection with this matter, for which it was indemnified by Motorola. The investigation is continuing, and there can be no assurance that additional fines or other penalties will not be imposed in connection with this matter.

MANAGEMENT

Directors and Executive Officers of Propel

Our board currently consists of four directors. We anticipate that five additional independent directors will be elected to the board shortly following this offering. Set out below is information concerning our directors and executive officers.

Name	Age	Position
J. Michael Norris	53	President, Chief Executive Officer and Director
Richard D. Haning	49	Vice President, Chief Financial Officer and Director
W. Craig Thomson	55	Vice President and Chief Operating Officer
Robert S. Young	50	Vice President and Director of Strategy and Business Development
Michael E. Babka	53	Vice President and Director of Human Resources
Thomas P. Holden	51	Vice President and General Counsel
Theodore W. Schaffner	54	Director
Richard D. Severns	54	Director

Our board will be divided into three classes serving staggered terms. Directors in each class will be elected to serve for three-year terms and until their successors are elected and qualified. Each year, the directors of one class will stand for election as their term of office expires. Messrs. Norris and Severns will be designated as class I directors, with their initial terms of office expiring at the annual meeting of stockholders in 2001. Messrs. Haning and Schaffner will be designated as class II directors, with their initial terms of office expiring at the annual meeting of stockholders in 2002. The five additional directors that we anticipate appointing to our board will be designated as classes I, II and III, such that each class will have three directors.

J. Michael Norris has served as our President and Chief Executive Officer and as a director since June 2000. Mr. Norris was a senior vice president of Motorola and general manager of Motorola's Network Management Group, the predecessor of Propel, from 1984 to the time of this offering. He had responsibility for Motorola's global cellular service operating joint ventures worldwide, international satellite gateway operations and domestic wireless reseller business. He joined Motorola in 1973 and has held numerous international sales and operations positions for various Motorola businesses. Mr. Norris is a director of Iridium LLC, and he also served on the board of directors of Propel's operating companies in Argentina, Israel, Hong Kong, Mexico, Chile and Uruguay.

Richard D. Haning has served as our Chief Financial Officer and a director since June 2000. Mr. Haning was a senior vice president of Motorola and director of finance for Motorola's Network Management Group from May 1999 to the time of this offering. Mr. Haning became a vice president and director of finance for Motorola's Cellular Subscriber Division in 1990 and also acted as its chief of staff from 1997 to 1999. Since joining Motorola in 1977, Mr. Haning has held numerous other financial positions within Motorola's cellular networks and subscribers businesses. Mr. Haning is a director of Telular Corporation, a participant in the fixed wireless telecommunications market.

W. Craig Thomson has served as our Vice President and Chief Operating Officer since June 2000. Mr. Thomson was a vice president of Motorola and general manager of Motorola's Network Communications Division, or NCD, from July 1999 to the time of this offering. He joined Motorola in May 1997 as managing director, operations for the Europe, Middle East and Africa, or EMEA, region of NCD. He became managing director of the EMEA Region in December 1997 and was promoted to EMEA vice president in August 1998. Before joining Motorola, Mr. Thomson was senior vice president of Galileo International and managing director of Galileo's operations in Europe, the Middle East and Africa. Mr. Thomson serves on the board of directors of Propel's operating companies in Brazil, Egypt, Israel and our holding company in Jordan.

Robert S. Young has served as our Vice President and Director of Strategy and Business Development since June 2000. Mr. Young was a corporate vice president of Motorola and general manager for strategy and business development for Motorola's Network Management Group from 1999 to the time of this offering. From 1997 to 1999, Mr. Young served as vice president and general manager of Motorola's Satellite Ventures Division. He joined Motorola in 1984 and held various positions in corporate strategy, marketing and sales, operations and business development in Motorola's cellular infrastructure systems and wireless network operating businesses. Mr. Young is on the board of directors of HTCL, our operating company in Hong Kong.

Michael E. Babka has served as our Vice President and Human Resources Director since June 2000. Mr. Babka was a vice president of Motorola and director of human resources for Motorola's Network Management Group from 1997 to the time of this offering. From 1994 to 1997, Mr. Babka served as director of strategic human resource programs for Motorola. Mr. Babka joined Motorola in 1969 and has held numerous human resources positions.

Thomas P. Holden has served as our Vice President and General Counsel since June 2000. Mr. Holden was senior international counsel for Motorola's Network Management Group from 1992 to the time of this offering, where he was involved in all legal matters related to cellular joint ventures and operations worldwide. From 1986 to 1992, Mr. Holden acted as in-house legal counsel for Motorola's Asia/Pacific operations. Mr. Holden joined Motorola in 1982 and had responsibility for providing advice to various business units on international legal matters.

Theodore W. Schaffner has been one of our directors since June 2000. Mr. Schaffner has been senior vice president and director of corporate development for Motorola since October 1999. From June 1996 to October 1999, Mr. Schaffner served as corporate vice president and director of corporate development. From August 1991 to June 1996, he served as vice president, corporate business development, and from October 1989 to August 1991 as director of business development. Mr. Schaffner joined Motorola in 1987.

Richard D. Severns has been one of our directors since June 2000. Mr. Severns has served as senior vice president and director of finance for the Communications Enterprise of Motorola since July 1998. From 1991 to July 1998, he served as senior vice president, director of finance and general manager of Motorola's Network Services and Strategy Group for the Land Mobile Products Sector. Mr. Severns joined Motorola in 1971 as a senior auditor. Mr. Severns is a director of Iridium LLC and Next Level Communications.

Committees of the Board of Directors

We intend to have two standing committees of our board of directors, an audit committee and a compensation committee. The audit committee will select the independent public accountants to audit our annual financial statements and will establish the scope of, and oversee, the annual audit of our financial statements. The compensation committee will determine the compensation for our employee directors and, after receiving and considering the recommendation of our chief executive officer, all our officers and any other employee that the compensation committee may designate from time to time and will approve and administer employee benefit plans. The audit committee and the compensation committee will each consist of three directors who meet all requirements imposed by SEC rules and regulations or rules and regulations of any exchange or trading system on which our securities are listed or quoted. The compensation committee will be composed of persons at least a majority of whom will be "non-employee directors," as that term is defined in Rule 16b-3 under the Exchange Act, and "outside directors," as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

Our board may establish other committees from time to time to facilitate the management of our business and affairs.

Compensation Committee Interlocks

We currently do not have a compensation committee. The historical compensation arrangements for our executive officers were established by Motorola's senior management in accordance with Motorola's compensation policies, as established by its board of directors. Following this offering, any changes in the compensation arrangements of our executive officers will be determined by the compensation committee of our board of directors that we intend to form promptly following the election of our additional five independent directors.

Compensation of Directors

Directors who are also our employees or employees of Motorola receive no compensation for serving as directors or committee members. Our non-employee directors' compensation will consist of a cash retainer and stock options. Our non-employee directors, other than our chairman, will each receive a one-time award of $100,000 in stock options, and will receive annual compensation of $35,000 cash and $100,000 in stock options. The non-employee chairman of our board will receive a one-time award of $300,000 in stock options and will receive annual compensation of $50,000 cash and $300,000 in stock options. The non-employee directors will also receive fees of $3,000 per year for serving as a chairperson of a board committee, $1,000 for each committee meeting and $1,500 for each board meeting. The non-employee directors may elect to receive all or a part of their cash compensation in the form of stock options. The value of the stock options granted to our directors will be calculated using the Black-Scholes valuation methodology as of the date of the grant.

Stock Ownership of Directors and Executive Officers

All of our stock is currently owned by Motorola, so none of our officers or directors currently owns any shares of our common stock. Effective as of the closing of this offering, all of our employees will be granted founders' grant options exercisable at the initial public offering price to purchase shares of our common stock, which will vest as described below. In addition, some of our employees will be granted restricted stock awards. For a description of these option grants and restricted stock awards, see "—Incentive Plan." Motorola's stock options held by our employees, including those reflected in the tables set forth in the "—Grants of Stock Options" and "—Exercises of Stock Options," will be eligible to be converted into comparable stock options under our incentive plans at the time that Motorola owns less than 50% of our common stock. For a description of the terms of these substitute stock options, see "—Incentive Plan—Substitute Awards."

The following table sets forth the number of shares of Motorola's common stock beneficially owned as of March 31, 2000 by each of our directors, the executive officers named in the Summary

Compensation Table below and all our directors and executive officers as a group. The shares listed in this table reflect the three-for-one stock split of Motorola common stock on June 1, 2000.

	Shares Owned(1)	Shares Under Exercisable Options(2)	Total Shares Beneficially Owned(3)
Directors and Executive Officers:			
J. Michael Norris	—	32,721	37,791
Richard D. Haning (4)	19,287	27,840	48,228
W. Craig Thomson	—	24,450	24,450
Robert S. Young	—	53,676	53,928
Michael E. Babka	—	—	6,000
Theodore W. Schaffner(5)	27,402	104,900	133,502
Richard D. Severns (6)	16,456	250,950	289,993
All directors and executive officers of Propel as a group (8 persons)	66,082	525,137	630,092

(1) Except as otherwise noted, includes shares over which the person currently holds or shares voting and/or investment power but excludes interests, if any, in shares held in the Motorola, Inc. 401(k) Profit Sharing Plan and the shares listed under "Shares Under Exercisable Options."

(2) Includes shares under options exercisable on June 1, 2000 and options which become exercisable within 60 days thereafter.

(3) These figures include the shares listed under "Shares Under Exercisable Options" and interests, if any, in shares held in Motorola's profit sharing plan, which is subject to some investment restrictions for: Mr. Norris (5,070), Mr. Haning (1,101), Mr. Young (252), Mr. Babka (6,000) and Mr. Severns (6,387). All Propel directors and executive officers as a group own less than 1% of Motorola's outstanding common stock.

(4) Data for Mr. Haning include 17,814 shares owned in trust with his spouse and 630 shares owned in minor accounts of 210 shares for each of his three children.

(5) Data for Mr. Schaffner include 1,200 shares owned in minor trust accounts of 300 shares for each of his two daughters, with his wife as trustee, for which he disclaims beneficial ownership.

(6) Data for Mr. Severns include 5,100 shares owned in trust. In addition, Mr. Severns disclaims beneficial ownership of 16,200 shares held in his spouse's trust which are included for him under "Total Shares Beneficially Owned."

Executive Compensation

The following table sets forth compensation information for our chief executive officer and the four other executive officers of Propel who, based on employment with Motorola and its subsidiaries, were our most highly compensated officers for the year ended December 31, 1999. All information contained in this table reflects compensation earned by the named individuals for services with Motorola and its subsidiaries.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation(1) Salary($)(2)	Bonus($)(3)	Long Term Compensation Securities Underlying Options(#)(4)	All Other Compensation ($)(5)(6)
J. Michael Norris .... President, Chief Executive Officer and Director	1999	385,000	315,000	105,000	4,338
Richard D. Haning .... Vice President and Chief Financial Officer and Director	1999	290,200	215,000	27,000	4,005
W. Craig Thomson(7) .... Vice President and Chief Operating Officer	1999	307,099	161,819	27,000	—
Robert S. Young .... Vice President	1999	256,500	185,000	30,000	3,896
Michael E. Babka .... Vice President	1999	200,000	90,000	10,500	3,424

(1) The aggregate amount of perquisites and other personal benefits, securities or property, given to each named executive officer valued on the basis of aggregate incremental cost to Motorola, was less than either $50,000 or 10% of the total of annual salary and bonus for that executive officer during 1999.

(2) Includes amounts deferred pursuant to salary reduction arrangements under the Motorola profit sharing plan for 1999.

(3) These amounts were earned in 1999 under the Motorola Executive Incentive Plan for performance during that year. Mr. Thomson's bonus figures also include an annual holiday bonus of $11,819.

(4) Options granted for 1999 were at the fair market value at the time of the grant. These options were granted on January 31, 2000 relating to performance during 1999. The options vest and become exercisable over four years. The number of options listed reflect the three-for-one Motorola stock split on June 1, 2000.

(5) These figures for 1999 include the following amounts for the premiums paid under the term life portion of the split-dollar life insurance for: Mr. Norris ($964), Mr. Haning ($581) and Mr. Young ($472).

(6) These figures include the following contributions made by Motorola to the profit sharing plan for 1999 for: Mr. Norris ($3,424), Mr. Haning ($3,424), Mr. Young ($3,424) and Mr. Babka ($3,424).

(7) W. Craig Thompson is compensated in the United Kingdom. To calculate his compensation in U.S. dollars a currency exchange rate of £1.00=U.S.$0.618694 has been used.

Stock Option Grants in 1999

The following table shows all individual grants of options to acquire shares of Motorola common stock granted to the executive officers named in the above Summary Compensation Table under Motorola's Incentive Plan for the year ended December 31, 1999. Options were granted on January 31, 2000 relating to performance during 1999.

Name	Number of securities underlying options granted (# of shares)(1)	% of total options granted to employees in 1999	Exercise or base price ($/share)(2)	Expiration Date(3)	Potential realizable value at assumed annual rates of stock price appreciation for option term 5%($)(4)	10%($)(4)
J. Michael Norris	105,000	*	$43.84	1/31/15	3,452,663	6,905,325
Richard D. Haning	27,000	*	$43.84	1/31/15	887,828	1,775,655
W. Craig Thomson	27,000	*	$43.84	1/31/15	887,828	1,775,655
Robert S. Young	30,000	*	$43.84	1/31/15	986,475	1,972,950
Michael E. Babka	10,500	*	$43.84	1/31/15	345,266	690,533

*   Less than one percent.

(1) These are options granted under the Motorola Incentive Plan of 1998 to acquire shares of Motorola's common stock. These options were granted at fair market value at the time of the grant, and carry with them the right to elect to have shares withheld upon exercise and/or to deliver previously-acquired shares of Motorola's common stock to satisfy tax withholding requirements. The options vest and become exercisable over four years. The number of options listed reflect the three-for-one stock split of Motorola common stock on June 1, 2000.

(2) The exercise price of these options was originally $131.53; $43.84 reflects the exercise price after the three-for-one stock split of Motorola common stock on June 1, 2000.

(3) The option term is 15 years from the date of grant. Options could expire earlier in certain circumstances. These Motorola options are subject to the following terms when Motorola owns less than 50% of our common stock: (a) all unvested Motorola options will expire immediately; (b) at the election of the holder, vested Motorola options can be exchanged for options to acquire shares of our common stock; and (c) vested Motorola options that are not exchanged for Propel stock options can continue to be exercised to acquire Motorola common stock for 12 months. For a description of this conversion, see "—Incentive Plan—Substitute Awards."

(4) These hypothetical gains are based entirely on assumed annual growth rates of 5% and 10% in the value of Motorola's stock price over the entire 15-year life of these options. This equates to an increase in stock price of 108% and 318%, respectively. These assumed rates of growth are selected by the Securities and Exchange Commission for illustration purposes only and are not intended to predict future stock prices, which will depend upon market conditions and Motorola's future performance. This calculation does not take into account any taxes or other expenses which might be owed.

Aggregated Option Exercises in 1999 and 1999 Year-End Option Values

The following table shows aggregate exercises of options to purchase Motorola common stock in the year ended December 31, 1999 by the executive officers named in the Summary Compensation Table. The shares listed in this table reflect the three-for-one stock split of Motorola common stock on June 1, 2000.

Name	Shares acquired on exercise (# of shares)	Value realized ($)(1)	Number of securities underlying unexercised options at end of 1999 (2)		Value of unexercised in-the-money (3) options at end of 1999 ($)(4)	
			Exercisable	Unexercisable(5)	Exercisable	Unexercisable(5)
J. Michael Norris	81,000	$ 987,260	32,721	188,199	$1,606,056	$9,237,434
Richard D. Haning . . .	62,940	1,283,759	27,840	27,000	1,366,480	1,325,250
W. Craig Thomson . . .	—	—	24,450	41,700	1,200,088	2,046,775
Robert S. Young	6,000	171,280	53,676	54,999	2,634,597	2,699,534
Michael E. Babka	18,300	294,658	—	10,500	—	515,375

(1) The "value realized" represents the difference between the base, or exercise, price of the option shares and the market price of the option shares on the date the option was exercised. The value realized was determined without considering any taxes which may have been owed.

(2) The option term is either 10 years or 15 years from the date of grant depending on the terms of the Motorola stock option plan under which they were granted. Options could expire earlier in certain circumstances. All Motorola options held by Propel employees are subject to the following terms when Motorola owns less than 50% of our common stock: (a) all unvested Motorola options will expire immediately; (b) at the election of the holder, vested Motorola options can be exchanged for options to acquire shares of our common stock; and (c) vested Motorola options that are not exchanged for Propel stock options can continue to be exercised to acquire Motorola common stock for up to 12 months depending on the terms of the Motorola stock option plan under which they were granted. For a description of this conversion, see "—Incentive Plan—Substitute Awards."

(3) "In-the-money" options are options whose base, or exercise, price was less than the market price of Motorola common stock at December 31, 1999.

(4) Assuming a stock price of 49\frac{1}{12}$ per share, which reflects the closing price of $147.25 per share of Motorola common stock reported for the New York Stock Exchange—Composite Transactions on December 31, 1999, as adjusted for the three-for-one stock split on June 1, 2000.

(5) Includes options granted on January 31, 2000 relating to performance during 1999.

Retirement Plans

The Motorola, Inc. Pension Plan, or the Pension Plan, may provide pension benefits to our employees in the future. Most regular U.S. employees who have completed one year of employment with Motorola or some of its subsidiaries are eligible to participate in the Pension Plan. Motorola employees ordinarily become vested after five years of service. However, our employees, whether or not they have less than five years of service at the time when Motorola owns less than 80% of our common stock, will become vested at such time.

The Pension Plan has been amended, effective July 1, 2000, to allow Motorola employees to have the option to remain in the Pension Plan or select a portable pension plan. Those of our employees who selected the portable pension plan will receive a distribution of their benefits when Motorola owns less than 80% of our common stock. Normal retirement under the Pension Plan and the portable pension plan is age 65.

Motorola also maintains a supplementary executive retirement plan, or SERP, for Motorola elected officers, including Mr. Norris, Mr. Haning and Mr. Young. The Motorola SERP provides that if the benefit payable annually, computed on a single life annuity basis, to any officer under the Pension Plan, which is generally based on varying percentages of specified amounts of final average earnings, prorated for service, as described in the Pension Plan, is less than the benefit calculated under the SERP, that officer will receive supplementary payments upon retirement. Generally, the total annual payments to such officer from both plans will aggregate a percentage of the sum of such officer's rate of salary at retirement plus an amount equal to the highest average of the Motorola Executive Incentive Plan, or MEIP, awards paid to such officer for any five years within the last eight years preceding retirement. Such percentage ranges from 40% to 45%, depending upon such officer's years of service and other factors. However, the total annual pension payable on the basis of a single life annuity to any named executive officer from the Pension Plan and SERP is subject to a maximum of 70% of that officer's base salary prior to retirement. If the officer is vested and retires at or after age 57 but prior to age 60, he or she may elect to receive a deferred unreduced benefit when he or she attains age 60, or an actuarially reduced benefit when that officer retires contingent upon entering into an agreement not to compete with Motorola. If a change in control of Motorola occurs, the right of each non-vested elected officer to receive supplementary payments will become vested on the date of such change in control.

Participants in the SERP generally become vested in the plan at age 55. At the time of vesting Motorola makes a contribution to the trust for that plan. Contributions for Messrs. Norris, Haning and Young have not been made because they have not vested in this plan. The purpose of that contribution is to enable the trust to make payments of the benefits under the SERP due to the participant after retirement. Federal and state tax laws require that the participant include in income the amount of any contribution in the year it was made even though the participant receives no cash in connection with such contribution or any payments from the retirement plan.

Based on salary levels at December 31, 1999, and the average of the MEIP awards paid for the highest five years out of the last eight years, for Messrs. Norris, Haning and Young, the estimated annual benefit payable upon retirement at normal retirement age from the Pension Plan, as supplemented pursuant to the officers' SERP described above and a previous retirement income plan, is as follows: Mr. Norris, $337,695, Mr. Haning, $208,639, and Mr. Young, $140,372. In connection with their transfer to Propel, Messrs. Norris, Haning and Young will be forfeiting the right to potential future benefits under the SERP and in compensation therefore will receive grants of restricted stock from Propel. See "—Incentive Plan—Restricted Stock Awards."

Change in Control Agreements

In connection with the offering, we intend to enter into change in control agreements as described below. These agreements will generally provide monetary compensation and other benefits upon the occurrence of specified triggering events involving a change in control of our business.

The change in control agreements specify two events which must occur before the change in control provisions are triggered:

(1) a change in control occurs within four years of this offering; and

(2) within two years after a change in control, one of the following events occurs:

    (a) the participant's employment is terminated without cause;

    (b) a negative, material change or reduction is made in the participant's duties, authorities or responsibilities;

    (c) the participant is required to materially relocate his or her principal office location;

    (d) the participant's annual aggregate compensation, including benefits is materially decreased; or

(e) any termination does not follow the notice of termination procedures.

Change in control is defined as:

- the acquisition by any person of more than 20% of the combined voting power of our voting stock, other than by us, by an employee benefit plan, or by any corporation owned, directly or indirectly, by our stockholders in the same proportions as their ownership in us;

- the approval by our stockholders of a definitive agreement to merge, consolidate, sell all or substantially all of our assets, or liquidate; or

- during any two consecutive year periods, a material change in the majority of our board.

If a participant is part of a purchasing group who consummates the change in control transaction, the transaction is not deemed a change in control event for that participant.

Each of our executive officers will be entitled to the following benefits if the change in control provisions are triggered for that executive officer:

- amount equal to three times base salary and three times target incentive award;

- amount equal to unpaid base salary, accrued vacation pay and earned but not taken vacation pay; and

- continuation of welfare benefits of health care, life and accidental death and disability insurance for three years.

Two other senior employees will be entitled to receive two times their base salaries and bonuses, their unpaid base salary, accrued and earned vacation pay, and continuation of health care and other insurance for two years if the change in control provisions are triggered for that employee.

All of our other employees will be entitled to receive two times their base salaries and bonuses, their unpaid base salary, accrued and earned vacation pay, and continuation of health care and other insurance for two years if they are terminated within a specified period of time after a divestiture of our stock by Motorola, other than through a distribution, in specified circumstances.

All change in control payments will be subject to all laws and other arrangements regarding the payment of severance so that a terminated employee will receive the greater of such legal or other guaranteed severance or the applicable change of control payment. Where greater, the change of control payments will be net of any severance obligations we may be obligated to pay.

Incentive Plan

We plan to adopt, with the approval of Motorola in its capacity as our sole stockholder, the Propel, Inc. Incentive Compensation Plan, or the Incentive Plan. This Incentive Plan will permit the grant of founder's grants, substitute awards, incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance shares, performance units and cash based awards as described below. The Incentive Plan will be administered by our board of directors or such committee to which the board delegates its administrative authority pursuant to the terms of the Incentive Plan. Our Incentive Plan provides for accelerated vesting of all awards granted under this plan upon a change in control, as defined above.

Founders Grants. In connection with the offering, all officers, non-employee directors, excluding our Motorola directors, and employees worldwide will be awarded founders grant options to purchase shares of our common stock. These stock options will vest over four years, with vesting on the anniversary of the grant as follows: 10% vest in 2001; 20% vest in 2002; 30% vest in 2003; and 40% vest in 2004. The exercise price per share of these stock options will be equal to the offering price of our common stock. The options will have a ten-year exercise period.

A total of about   shares, or   %, of our common stock will be issuable upon the exercise of these options.

Substitute Awards.   Our employees who hold unvested Motorola options at the time of this offering will be granted shares of our restricted stock at the time of this offering to compensate them for the possibility that their unvested Motorola options will expire prior to the time that they can be exercised or exchanged for Propel options as described below. The number of shares of our restricted stock granted to each employee will be determined by taking the value of these unvested Motorola options at the time of this offering and dividing that number by the initial public offering price of shares of our common stock. These restricted stock awards will be subject to the same vesting schedule and terms, other than the exercise price, as the unvested Motorola options that these awards are intended to replace. Our employees will continue to hold their vested and unvested Motorola options after the time of this offering on the same terms and conditions under which they were held prior to this offering.

At the time Motorola no longer owns 50% of our common stock, all our employees holding vested Motorola stock options will have the right to elect to exchange their options for vested Propel stock options. Any unvested Motorola stock options held by our employees at that time will automatically expire. The terms and conditions of each substitute award will be the same as those of the replaced Motorola stock option, including, the time or times when, and the manner in which, each substitute Propel stock option will be exercisable, the duration of the exercise period, the permitted method of exercise, settlement and payment and the rules that will apply in the event of termination of employment of the employee. Any vested Motorola stock options held at this time that are not exchanged for Propel stock options can continue to be exercised to acquire Motorola common stock for up to twelve months depending on the terms of the Motorola stock option plan they were granted under.

Restricted Stock Awards.   Messrs. Norris, Haning and Young participated in the Motorola SERP which could, under certain circumstances, provide for benefits to those executives if they were to remain with Motorola. In connection with our separation from Motorola those executives will no longer be eligible to participate in this plan. For more information, see "—Retirement Plans."

In order to compensate these executives for the loss of potential cash benefits under the Motorola SERP, we will grant them a number of shares of restricted stock with vesting restrictions as described below. The dollar amount of restricted stock, valued at the initial public offering price, to be issued is as follows: Mr. Norris—$4,588,874; Mr. Haning—$2,882,594; and Mr. Young—$2,233,602. These amounts were calculated by projecting the value of each executive's unvested supplemental executive retirement as of December 31, 2000, grossing up that value for any income taxes that would be payable thereon at the maximum rate of applicable Federal and state taxes and applying a premium associated with the additional risk they are assuming. Propel will guarantee a minimum dollar value of these restricted shares at the time they vest, which provides for a cash payment equal to the amount by which 50% of the initial public offering price of the vested restricted shares exceeds the fair market value of these vested shares on the vesting date. This test is applied only at each vesting date for the restricted shares that vest on that date and does not require any action on the part of these executive officers to sell their shares or take any other action with respect to such shares. Motorola has agreed to reimburse Propel for cash payments made under this guarantee. Mr. Norris' restricted stock will vest 50% six months after the date of this offering and 50% on his 55th birthday. Messrs. Haning's and Young's restricted stock will vest 33% six months after this offering, 33% 18 months after such date and 33% 30 months after this offering.

At the time of this offering three other executives will receive special grants of our restricted stock in connection with their employment with us equal to one-half their current Motorola base salary.

Annual Stock Option Awards. All of our employees will be eligible to receive annual stock options. The Incentive Plan provides for the grant of stock options, restricted stock units or stock appreciation rights. An aggregate of   shares of our common stock will be reserved for issuance under the Incentive Plan. Subject to adjustments as set forth in the Incentive Plan, the maximum stock option grant to any individual in any calender year may not exceed   shares. The stock options will have a three-year vesting. Stock appreciation rights will be granted in countries where stock options are unavailable. Options granted under the Incentive Plan may be either incentive stock options, or ISOs, or such other forms of non-qualified stock options, or NQSOs, as our board of directors may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code. The exercise price of any stock option generally shall not be less than 100% of the fair market value of the common stock on the date the option is granted.

The term of any option will be determined by our board of directors, but no ISO or NQSO may be exercised later than ten years after the date of grant. No option shall become exercisable except in accordance with the terms and conditions established by our board of directors at the time of the grant. The Incentive Plan provides that our board of directors shall determine the extent to which an employee may have the right to exercise an option following termination of employment.

The board of directors may grant restricted stock units, or RSUs, to such individuals, at such times, and in such amounts as it may determine. Each RSU relates to one share of our common stock, subject to certain adjustments as described in the Incentive Plan. RSUs shall vest, subject to the satisfaction of certain conditions, at the time or times determined by our board of directors. In addition, our board of directors may establish performance vesting criteria with respect to all or any portion of a grant of RSUs based on certain business criteria. The Incentive Plan provides that our board of directors shall determine the extent to which an employee may have the right to receive the unvested RSUs following termination of employment. Awards of RSUs to participants subject to Section 162(m) of the Code are intended to qualify under that section of the Internal Revenue Code and provisions of such awards will be interpreted in a manner consistent with that intent to the extent appropriate. Subject to adjustments as set forth in the Incentive Plan, the maximum number of shares of common stock that may be granted to any individual in the form of RSUs in any calendar year shall not exceed   shares.

Our board of directors may grant stock appreciation rights, or SARs, to such individuals, at such times, and in such amounts as it may determine. The exercise price of any SAR generally shall not be less than 100% of the fair market value of our common stock on the date the SAR is granted. The term of any SAR will be determined by our board of directors, but such term shall not exceed ten years. The Incentive Plan provides that our board of directors shall determine the extent to which an employee may have the right to exercise the SARs following termination of employment. Subject to adjustments as set forth in the Incentive Plan, the maximum number of SARs that may be granted to any individual in any calendar year shall not exceed   SARs.

The board of directors generally will have the power and authority to amend the Incentive Plan at any time without approval of our stockholders, subject to applicable federal securities and tax laws limitations, including regulations of the Nasdaq National Market.

Annual Incentive Awards. All of our employees will be eligible to receive an annual incentive award. The Incentive Plan provides for the grant of performance units, performance shares or cash awards based upon the achievement of certain target levels of performance, both of our business as a whole and by each employee's organizational level. Pursuant to the Incentive Plan, at the beginning of each year, we will establish targeted performance levels for each organizational level at which a target performance award may be earned, with a threshold of minimum performance level below which no award will be paid, and a maximum level beyond which no additional amounts will be paid, and we will establish the corresponding minimum and maximum awards. In determining the performance criteria applicable to any grant of awards, our board of directors may use one or more of the business criteria set forth in the Incentive Plan. The percentage of each target performance award which will become a final award and be paid to the employee will be determined by our board of directors on the basis of the performance goals established and the related performance achieved, as well as the employee's individual performance during the period.

Final awards may be paid in the form of common stock, in cash, or partly in common stock and partly in cash, as our board of directors may determine. Each final award will be subject to a vesting schedule as determined by the board of directors. In the event the employee's employment with us is terminated prior to payment of the final award in full, such payment will be further contingent upon satisfaction of certain conditions set forth in the Incentive Plan, unless such conditions are waived by our board of directors.

Total Anticipated Option and Restricted Stock Grants.   The following table sets forth the number of shares of our common stock that is expected to be beneficially owned after the completion of this offering without giving effect to vesting schedules by each of our directors, the executive officers named in the Summary Compensation Table, all of our directors and executive officers as a group and all employees as a group.

Name and Address	Restricted shares	Shares under option	Total shares beneficially owned
Directors and Executive Officers:			
J. Michael Norris			
Richard D. Haning			
W. Craig Thomson			
Robert S. Young			
Michael E. Babka			
Theodore W. Schaffner	—	—	—
Richard D. Severns	—	—	—
All directors and executive officers of Propel as a group (8 persons)			
All employees as a group			

OUR RELATIONSHIP WITH MOTOROLA

Our separation from Motorola and related transactions are being completed under a Master Separation Agreement between us and Motorola, which we refer to as the Separation Agreement. In addition, as contemplated by the Separation Agreement, we and Motorola have entered into or will enter into other agreements which govern various interim and ongoing relationships between us, which, together with the Separation Agreement, we collectively refer to as the Motorola Agreements. The other Motorola Agreements to be entered into on or prior to the closing of the offering include, agreements relating to employee matters, tax matters, real estate matters, the provision of certain interim services and various other commercial arrangements. The Motorola Agreements also provide Motorola registration rights to require us to register its shares of our common stock with the SEC upon Motorola's demand. In addition, the Motorola agreements include an agreement to preserve the tax-free nature of a distribution of our common stock to Motorola stockholders and the separation of our Israeli operations from Motorola's operations in Israel. None of these agreements may be amended without the approval of the majority vote of our non-Motorola directors.

We have set forth below a description of the pertinent provisions of the Motorola Agreements. This description, which summarizes the material terms of these agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements. These agreements, including the Separation Agreement, the IPO and Distribution Agreement, the Registration Rights Agreement, the Wireless Products Distribution Agreement, the Employee Matters Agreement, the Tax Sharing Agreement, the Transitional Services Agreement and the Israel Transitional Services Agreement, will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Separation Agreement

The Separation Agreement sets forth our arrangements with Motorola with respect to corporate transactions required to effect the transfer of assets and the assumption of liabilities necessary to separate us from Motorola.

We have assumed, and agreed to indemnify Motorola for, all liabilities and all claims related to our business and Motorola has retained, and will indemnify us for, all liabilities and all claims related to its business. We have agreed to cooperate with each other in the defense of any and all claims covered by these provisions of the Separation Agreement. We have also agreed to indemnify Motorola for any losses it may incur in connection with its ongoing guarantees, if any, of debt incurred by some of our operating companies. For more information regarding these guarantees, see note 16 to our consolidated financial statements.

The Separation Agreement also contains provisions that govern the resolution of disputes, controversies or claims that may arise between us and Motorola. The Separation Agreement provides that the parties will use all commercially reasonable efforts to settle all disputes arising in connection with the Separation Agreement without resorting to mediation, arbitration or otherwise. If these efforts are unsuccessful, any party may submit the dispute for non-binding mediation by delivering notice to the other party of the dispute and expressly requesting mediation. If, after mediation, the parties disagree regarding the mediator's recommendation, the dispute may be submitted to a court in accordance with the terms of the Separation Agreement.

IPO and Distribution Agreement

General. Propel and Motorola will enter into the Israeli Separation, Initial Public Offering and Distribution Agreement, which we refer to as the IPO and Distribution Agreement, to govern our respective rights and duties in connection with our operations, this offering, a distribution of our common stock to Motorola stockholders and the separation of our Israeli wholly owned subsidiary, which includes WDS and which holds our shares of Pelephone, from Motorola's Israeli operations. The IPO and Distribution Agreement contains covenants to preserve the tax-free nature of:

- a distribution of Motorola's shares of our common stock to Motorola stockholders,

- the separation of our interests in WDS and Pelephone from the remaining Motorola businesses and assets in Israel, which we refer to as the Israeli separation, and

- the contribution of assets to us by Motorola under the Separation Agreement, which we refer to as the contribution.

The Distribution. We have agreed that we will cooperate with Motorola in all respects to accomplish a distribution of Motorola's shares of our common stock to Motorola's stockholders on a tax-free basis and, at Motorola's direction, promptly take all actions necessary or desirable to effect a distribution, including the registration under the Securities Act of Motorola's shares of our capital stock. Motorola has the sole discretion to determine whether to proceed with all or part of a distribution of its shares of our common stock and all terms of a distribution, including the form, structure and terms of any transactions or offerings to effect a distribution of our common stock and the timing of and conditions to the consummation of a distribution. We cannot assure you as to whether or when a distribution of our common stock will occur. In the event that Motorola finally determines that it no longer intends to proceed with or complete a distribution of our common stock, Motorola shall provide us notice. For a discussion of certain risks relating to a distribution, see "Risk Factors—Risks Relating to Our Relationship with Motorola—Our business may be adversely affected if Motorola does not complete its divestiture of our company."

Preservation of the Tax-Free Status of a Distribution, the Israeli Separation and the Contribution. Motorola currently intends that a distribution of its shares of our common stock to its stockholders and the Israeli separation each qualify as a tax-free distribution under Section 355 of the Code and that the contribution qualifies for tax-free treatment under Section 368(a)(1)(D) of the Code. We have agreed to covenants in the IPO and Distribution Agreement that are intended to preserve the tax-free status of a distribution, the Israeli separation and the contribution. We may take any action otherwise prohibited by these covenants only if Motorola has determined, in its sole and absolute discretion, that the action would not jeopardize the tax-free status of any of a distribution, the Israeli separation or the contribution. Some of these covenants are described in greater detail below:

- *Stock Issuance.* Prior to the completion of a distribution of our common stock, we have agreed not to issue or agree to issue shares of our capital stock in an amount that could result in Motorola owning less than 80% of the total combined voting power of all outstanding shares of our voting stock or less than 80% of any other class or series of our capital stock on a fully diluted basis. This covenant may prohibit us from issuing stock options and restricted stock awards to our employees without an IRS ruling that such options and awards are not counted in calculating the required 80% ownership. Even with this ruling, we will be prohibited from issuing options and awards that provide for exercise prior to the completion of a distribution if such exercise could reduce Motorola's ownership of our capital stock, as described above, to below 80%. This covenant may also prohibit us from raising additional capital through equity issuances if Motorola's ownership of our capital stock, as described above, could be reduced below 80%.

- *Acquisition Transactions.* Until two years after the completion of a distribution of our common stock to Motorola stockholders, we have agreed not to enter into or permit any transaction or series of transactions, or enter into any agreement or understanding which contemplates a transaction which would result in:

  - a person or persons acquiring or having the right to acquire shares of our capital stock that would comprise 50% or more of either the value of all outstanding shares of our capital stock or the total combined voting power of our outstanding voting stock, or

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- any sale or transfer of the stock of our Israeli subsidiary which will operate the WDS business unit and which will hold the stock of Pelephone following the Israeli separation.

- *Continuation of Active Trade or Business.* Until two years after the completion of a distribution of our common stock to Motorola stockholders, we have agreed to continue to conduct the active trade or business, within the meaning of Section 355 of the Code, of our company and of WDS as conducted immediately prior to the completion of a distribution. During such time, we have agreed not to:

  - liquidate, dispose of or otherwise discontinue any material portion of our or WDS's active trade or business;

  - liquidate, dispose of or otherwise discontinue any business or assets that would cause our company or WDS to be operated in a manner inconsistent in any material respect with the business purposes for a distribution or the Israeli separation as described to the IRS, Israeli tax authorities or tax counsel; or

  - liquidate, dispose of, or otherwise discontinue the conduct of any portion of our or WDS's active trade or business if such liquidation, disposition or discontinuance would breach the covenant described below regarding our continuity of business.

- *Continuity of Business.* Until after the completion of a distribution of Motorola's shares of our common stock to Motorola stockholders, we have agreed, among other things, that:

  - we will not voluntarily dissolve or liquidate;

  - neither we nor any of our direct or indirect affiliates will sell, transfer, or otherwise dispose of or agree to dispose of assets, including any shares of capital stock of our affiliates, that, in the aggregate, constitute more than:

    - (x) 60% of our gross assets; or

    - (y) 60% of our consolidated gross assets and those of our operating companies; and

  - until two years after the Israeli separation, we have similarly agreed to retain at least 40% of our Israeli subsidiary's gross assets.

- *Discharge of Intracompany Debt.* Prior to the date on which Motorola first distributes any of its shares of our common stock in connection with a distribution, we have agreed to fully discharge and satisfy all debt that we or our affiliates owe Motorola or its affiliates. Until two years after the completion of a distribution of our common stock to its stockholders, we will not be able to have any debt payable to Motorola. For this purpose, debt does not include:

  - payables and debt arising in the ordinary course of business, including financing from Motorola Credit Corporation, or

  - any other indebtedness disclosed to the IRS in reasonable detail as part of an IRS ruling that the distribution is tax-free.

Until two years after the completion of a distribution of Motorola's shares of our common stock to Motorola stockholders, we have also agreed not to take any other action that would be reasonably likely to jeopardize the tax-free status of a distribution, the Israeli separation or the contribution.

In the event that Motorola notifies us that it no longer intends to proceed with or complete a distribution and Motorola has not yet distributed any of its Propel common stock in a tax-free distribution, the covenants to preserve the tax-free status of a distribution of our common stock to Motorola stockholders will terminate, except those with respect to the Israeli separation.

Cooperation on Tax Matters.   We and Motorola have agreed to procedures with respect to the tax-related covenants in the IPO and Distribution Agreement. We are required to notify Motorola if we desire to take any action prohibited by the tax-related covenants described above. Upon this notification, Motorola will determine in its sole discretion whether the proposed action might jeopardize the tax-free status of a distribution of our common stock, the Israeli separation or the contribution. In the event Motorola makes such a determination, Motorola has agreed to cooperate in good faith with us to obtain a private letter ruling from the IRS or Israeli tax authority that would permit us to take the desired action. Motorola and we must mutually agree on the form and content of any request for a ruling from the IRS or Israeli tax authority and the acceptability of any ruling prior to its implementation. We have agreed to bear Motorola's reasonable costs and expenses of obtaining an IRS or Israeli tax authority ruling.

Indemnification for Tax Liabilities.   We have generally agreed to indemnify Motorola and its affiliates against any and all tax-related losses incurred by Motorola in connection with any proposed tax assessment or tax controversy with respect to a distribution of its shares of our common stock to Motorola stockholders, the Israeli separation or the contribution caused by any breach by us of any of our representations, warranties or covenants made in the IPO and Distribution Agreement. This indemnification does not apply to actions that Motorola permits us to take as a result of a determination under the tax-related covenants as described above. In addition, Motorola will indemnify us in the event we incur any liabilities as a result of the loss of the tax-free status of the Israeli separation that is not caused in whole or in part by Propel.

Other Propel Covenants.   After the offering, Motorola will continue to own a significant portion of our common stock. As a result, Motorola will continue to include us as a subsidiary for various financial reporting, accounting and other purposes. Accordingly, we have agreed to additional covenants in the IPO and Distribution Agreement, as described below:

- *Covenants Regarding the Incurrence of Debt.* For so long as Motorola continues to own at least 50% of our outstanding common stock, the amount of our indebtedness will affect Motorola's financial position. As a result, this agreement will contain limitations on our and our consolidated subsidiaries' ability to incur debt.

- *Other Covenants.* For so long as Motorola continues to own at least 50% of our outstanding common stock, we have agreed that:

  - we will not, without Motorola's prior written consent, which it may withhold in its sole and absolute discretion, take any action which has the effect of limiting Motorola's ability to freely sell, pledge or otherwise dispose of shares of our common stock or limiting the legal rights of or denying any benefit to Motorola as a Propel stockholder in a manner not applicable to our stockholders generally;

  - we will not, without Motorola's prior written consent, which it may withhold in its sole and absolute discretion, issue any shares of common stock or any rights, warrants or options to acquire our common stock, if as a result, Motorola would own less than 50% of the then-outstanding shares of our common stock; and

  - to the extent that Motorola is a party to, or enters into, any agreements providing that actions of its subsidiaries may result in its being in breach or default under any agreement, and we have been advised of the existence of these agreements, we will not take any actions that may result in Motorola being in breach or default.

- *Financial Information.* We have agreed that, for so long as Motorola is required to consolidate our results of operations and financial position or account for its investment in our company, we will:

  - provide Motorola with financial information regarding us and our subsidiaries;

  - provide Motorola with copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filings, as well as final copies upon filing;

  - provide Motorola with copies of our budgets and financial projections, as well as the opportunity to meet with our management to discuss such budgets and projections;

  - consult with Motorola regarding the timing and content of earnings releases; and

  - cooperate fully, and cause our accountants to cooperate fully, with Motorola in connection with any of its public filings.

This covenant is subject to provisions intended to protect the confidentiality commitments we have in place with the other shareholders of our operating companies.

- *Auditors and Audits; Annual Statements and Accounting.* We have agreed that, for so long as Motorola is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting in accordance with generally accepted accounting principles, we will:

  - not change our auditors without Motorola's prior written consent, which will not be unreasonably withheld;

  - provide to Motorola and its auditors all information required for Motorola to meet its schedule for the filing and distribution of its financial statements;

  - make available to Motorola and its auditors work papers related to the annual audit of our company as well as access to the personnel who perform the annual audit of our and our subsidiaries' books and records so that Motorola and its auditors may conduct reasonable audits relating to our financial statements;

  - adhere to specified accounting standards; and

  - notify and consult with Motorola regarding any significant changes to our accounting principles.

We have generally agreed to indemnify Motorola and its affiliates against all liabilities arising out of any incorrect, inaccurate or incomplete financial or other information we provide to Motorola pursuant to the terms of the IPO and Distribution Agreement.

Indemnification Relating to the Offering and a Distribution. We have generally agreed to indemnify Motorola and its affiliates against all liabilities arising out of any material untrue statements and omissions in any and all registration statements, including this prospectus, information statements and/or other documents filed with the SEC and in connection with a distribution. However, our indemnification obligations to Motorola do not apply to information relating to Motorola, excluding information relating to us. Motorola has agreed to indemnify us for this information.

Expenses. In general, unless otherwise provided for in the IPO and Distribution Agreement or any other agreement, we and Motorola will pay our own respective costs and expenses incurred in connection with the offering and a distribution as described below.

- *Expenses Relating to the Offering.* Motorola has generally agreed to pay all costs and expenses relating to this offering, other than the costs of our advisors. We will bear the underwriting discounts and commissions and our internal costs and expenses. In addition, we have agreed that Motorola will be entitled to all amounts received from the underwriters for reimbursement of offering expenses.

- *Expenses Relating to a Distribution.* Motorola has generally agreed to pay all costs and expenses relating to a distribution including all expenses associated with the filing and printing of registration statements that we file with the SEC. We will, however, pay for the costs and expenses of our own financial, legal, accounting and other advisers, if any, incurred in connection with a distribution. We will also pay for our internal costs and expenses.

Registration Rights Agreement

In the event that Motorola desires to divest itself of all of its shares of our common stock in a distribution or other offering, Motorola may not be able to freely sell all of its shares without registration under the Securities Act. Accordingly, we have entered into a Registration Rights Agreement with Motorola to provide it with registration rights relating to the shares of our common stock which it holds. These registration rights become effective at the time of this offering.

Demand Registrations. Motorola may request registration, which we refer to as a demand registration, under the Securities Act of all or any portion of our shares that it owns as of the date of this offering and we will be obligated to register such shares as requested by Motorola.

- *Terms of Each Offering.* Motorola will designate the terms of each offering under a demand registration, which may take any form, including:

  (1) an underwritten public offering;

  (2) a shelf registration;

  (3) a registration in connection with the registration by Motorola or a subsidiary or affiliate thereof of securities convertible into, exercisable for or otherwise related to shares of our common stock; or

  (4) a registration in connection with a distribution of, or exchange of or offer to exchange, shares of our common stock to holders of debt or equity securities of Motorola, a subsidiary or affiliate thereof or any other person.

Except for an offering described in clauses (3) and (4) above, each demand registration must meet a minimum aggregate expected offering price of $200 million. Motorola may not elect to effect more than 20 demand registrations.

- *Timing of Demand Registrations.* We are not required to undertake a demand registration within 90 days of the effective date of a previous demand registration, other than a demand registration effected as a shelf registration. Also, we have the right to postpone the filing or effectiveness of any demand registration for up to 90 days if in the reasonable judgment of our general counsel, confirmed by our board within 15 days, a demand registration would reasonably be expected to have a material adverse effect on any currently active proposal by our company to engage in material transactions. We may, however, exercise this right only once in any 12-month period.

- *Priority on Demand Registrations.* Other parties, including Propel, can participate in any demand registration only if all of the securities Motorola proposes to include in such registration are so included.

- *Selection of Professionals.* Motorola will select the investment bankers and managers, subject to our reasonable objection in the event Motorola selects investment bankers other than Goldman, Sachs & Co. and Morgan Stanley Dean Witter, as well as any financial printer, solicitation and/or exchange agent and counsel for the offering. We will select our own outside counsel and independent auditors.

Piggyback Registrations. The Registration Rights Agreement also provides for piggyback registration rights for Motorola. Whenever we propose to register any of our securities under the Securities Act for ourselves or others, subject to customary exceptions, we must provide prompt notice to Motorola and include in such registration all shares of our stock that Motorola requests to be included, each of which we refer to as a piggyback registration.

- *Priority on Piggyback Registrations.* If a piggyback registration is being made on our behalf and the underwriters advise us that cutbacks are necessary, we must include in such registration:

  - first, the securities we propose to offer;

  - second, the securities requested to be included by Motorola; and

  - third, any other securities requested to be included in such registration.

If a piggyback registration is being made on behalf of other holders of our securities and the underwriters advise us that cutbacks are necessary, we must include in such registration:

  - first, the securities requested to be included therein by the holders requesting such registration;

  - second, the securities requested to be included therein by Motorola; and

  - third, any other securities requested to be included in such registration,

in each case, pro rata among these holders and Motorola on the basis of the number of securities owned by each applicable holder

- *Selection of Underwriters.* In many circumstances, Motorola has the right to reasonably object to our selection of any investment bankers and managers in connection with a piggyback registration.

Holdbacks. The Registration Rights Agreement contains customary holdback provisions, including covenants by us not to effect a public sale or distribution of our securities during periods prior to and following the date of any registration statement filed in connection with a demand registration or a piggyback registration.

Registration Procedures and Expenses. The Registration Rights Agreement sets forth customary registration procedures, including a covenant by us to make available our senior management for road show presentations. Except in connection with a distribution, we will be obligated to pay all registration expenses incurred in connection with the Registration Rights Agreement, including all filing fees, fees and expenses of compliance with securities and blue-sky laws, financial printing expenses, fees and disbursements of custodians, transfer agents, exchange agents and information agents, as well as fees and disbursements of counsel for our company and the fees of all independent certified public accountants, underwriters, excluding discounts and commissions, and other persons retained by us. In addition, we must reimburse Motorola for the fees and disbursements of its outside counsel as well as out-of-pocket expenses incurred in connection with any such registration.

Indemnification. The Registration Rights Agreement contains customary indemnification and contribution provisions by us for the benefit of Motorola and any underwriters. Motorola has agreed to indemnify us and any underwriter solely with respect to information provided by Motorola.

Transfer. Motorola may transfer shares covered by the Registration Rights Agreement and the holders of such transferred shares will be entitled to the benefits of the Registration Rights Agreement as long as each such transferee agrees to be bound by its terms. These transferees will be entitled to the rights available to Motorola described above. However, the holder or holders of a majority of the shares covered by the Registration Rights Agreement will be entitled to exercise these rights. Any successor entities to our company will be bound by the terms of the Registration Rights Agreement.

Duration. The registration rights under the Registration Rights Agreement will remain in effect with respect to any shares of our common stock until:

- the applicable shares have been sold pursuant to an effective registration statement under the Securities Act;

- the applicable shares have been sold to the public under Rule 144 under the Securities Act, or any successor provision;

- the applicable shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by us and subsequent public distribution of them will not require registration of them under the Securities Act or any similar state law;

- the applicable shares cease to be outstanding; or

- in the case of shares held by a transferee of Motorola, when those shares become eligible for sale under Rule 144(k) under the Securities Act, or any successor provision.

Wireless Products Distribution Agreement

We, our Israeli subsidiary and Motorola have entered into an agreement under which WDS will continue to distribute in Israel wireless subscriber products manufactured by Motorola's Personal Communication Sector. Under this agreement, WDS may sell only Motorola-manufactured wireless subscriber units, parts and accessories in Israel. WDS may distribute any complementary products, such as car kits, not manufactured by Motorola. WDS has agreed not to ship any Motorola-manufactured wireless subscriber products outside of Israel.

Motorola will make available to WDS, at Motorola's cost, technical support, field engineering support, sales support and promotional materials that it provides to wholly owned Motorola Personal Communications Sector business units. The agreement is effective as of the closing of this offering. The original term of the agreement is five years, with automatic one-year renewals, unless either Motorola or Propel gives six months' written notice of its intent to terminate the agreement.

Employee Matters Agreement

We will enter into an agreement, the Employee Matters Agreement, with Motorola to allocate responsibility and liability for certain employee related matters. The Employee Matters Agreement generally provides for the following:

Employee Transfers. As of the closing of this offering, we will hire or employ U.S. and non-U.S. employees of Motorola and its affiliates as named in the Employee Matters Agreement.

Employee Benefits. We will establish our own employee benefit plans before the completion of this offering, including specific benefit plans for our non-U.S. employees. Our plans generally will be similar to Motorola's employee benefit plans. From the date of this offering, we will assume all employment, compensation and employee benefit liabilities of Motorola relating to our employees that occur on or after the date of this offering, except with respect to options to acquire Motorola stock. Some Motorola 401(k) plan assets will be transferred from trusts associated with the Motorola 401(k) plan to the corresponding trusts for our 401(k) plan. As of this offering, our U.S. employees will cease to actively participate in substantially all of Motorola's benefit plans, except with respect to options to acquire Motorola stock. The accrued benefits of our employees in Motorola's pension plan will become fully vested and nonforfeitable at the time at which Motorola owns directly or indirectly less than 80% of our common stock.

Post-Retirement Health Benefits.   Motorola provides certain health care insurance benefits for retired employees. Motorola has agreed that certain of our employees who meet certain eligibility standards will be eligible to enroll in the Motorola retiree medical insurance plan on their date of retirement or termination of employment from Propel, provided they have met the eligibility standards. Service with Propel will be counted for purposes of meeting these eligibility standards. Motorola will retain all liability for the cost of providing these benefits to our eligible employees, subject to payment of the applicable premium by the covered employee. In addition, Motorola will make a one-time lump-sum payment, in lieu of future retiree medical coverage, to certain of our employees who meet other eligibility standards.

Incentive Compensation Plans.   Motorola maintains certain incentive compensation plans in which our employees participated prior to this offering. Motorola has agreed to pay our employees their pro rata portion of any bonus that is payable to participating employees for the 2000 calendar year under the terms of these plans. Determination of amounts payable, if any, under such plans is in the sole discretion of Motorola. We have agreed to adopt an incentive compensation plan for our employees commencing on the date of this offering.

Cash Retention Bonuses.   Certain of our employees who will not have the same or similar pension benefits available after the date of this offering will be eligible for a cash retention bonus, payable one-half on the one-year anniversary of this offering and the remainder on the two-year anniversary of this offering, subject to continued employment with us or our subsidiaries. The total bonus is equal to either 100%, 75% or 50% of the eligible employee's current Motorola annual base salary at the time of this offering, based on the employee's grade level. Motorola has agreed to reimburse us for the payment of this bonus, which we estimate to be approximately $5.6 million. In addition, Motorola has entered into cash retention bonus agreements with a number of our senior managers which will entitle them to a cash retention bonus equal to their current Motorola annual base salary at the time of this offering which is payable 50% within 30 days of the date of this offering and the remainder within 30 days of the one year anniversary of this offering, subject to continued employment with Propel on those dates. Although Propel will assume these obligations, it will be reimbursed by Motorola for the payment of these bonuses, which we estimate to be approximately $1.8 million.

Freeze on Movement.   For two years following the date of this offering, except as may be mutually agreed in writing, we have agreed with Motorola not to employ any employee of the other or of the other's subsidiaries or affiliates.

Non-U.S. Propel Employees.   We have agreed to cause our applicable affiliates to provide each of our non-U.S. employees with terms and conditions of employment, including employee benefit plans and programs, that are substantially similar, in the aggregate, to the terms and conditions of employment provided by the applicable Motorola affiliates immediately prior to the date of this offering. Where applicable law requires our affiliates to offer specific terms and conditions of employment that are determined by comparison to the terms and conditions provided by the applicable Motorola affiliate in order to avoid liability for severance or other termination compensation or damages, and any of our non-U.S. employees becomes entitled to severance, other termination compensation or benefits for which Motorola or any of its affiliates is held liable or is subject to damages, we will be responsible for, and will indemnify Motorola and its affiliates for, such severance compensation, benefits or damages.

Tax Sharing Agreement

In addition to the tax provisions contained in the IPO and Distribution Agreement, we will enter into a Tax Sharing Agreement with Motorola to govern the allocation of tax liabilities between Motorola and us and to set forth our agreements with respect to certain other tax matters following this offering. Following this offering, we will still be included within Motorola's consolidated tax group for certain tax filing purposes, and, thus, the results from our operations will be included with Motorola in such tax filings. Under the Tax Sharing Agreement, we will generally be liable to Motorola for the amount of taxes we would have paid had we been our own separate consolidated group and not been included in Motorola's consolidated group. In addition, Motorola will generally have the responsibility for making all tax filings for which we are included within the Motorola consolidated group. We generally will have responsibility for filing all other tax returns that we are required to file. Also, the party that has the obligation under the Tax Sharing Agreement to pay a particular tax generally will be allowed to control any tax audit or tax contest related to such tax.

Real Estate Agreements

We will enter into subleases with Motorola related to the office space used by Propel, consisting of leased property located in Schaumburg, Illinois; London, England; Tel Aviv, Israel; and Beijing, China.

Transitional Services Agreements

Under the Transitional Services Agreement and Israel Transitional Services Agreement, Motorola will furnish us and our subsidiaries, including our Israeli subsidiary, with a number of transitional services. These services will generally be provided to us for an amount that is reasonably related to Motorola's cost of delivering these services. These services will include, among other things:

- treasury, accounting, and payroll services;

- information systems services, including financial, engineering, human resources, manufacturing, communications, logistics, purchasing and warranty and service systems;

- a variety of employee-related administrative support services, including loss prevention, expatriate administration and employee assistance services; and

- audit services.

OUR RELATIONSHIPS WITH OUR OPERATING COMPANIES

The following is a description of the material provisions of the shareholders agreements that govern our relationships with our operating companies and other significant shareholders.

Latin American Operations

Argentina

General. We are party to a shareholders agreement relating to our 25.0% ownership of Movicom Argentina. The other parties to that agreement are B.A. Celular Inversora S.A., or BACI, a wholly owned subsidiary of BellSouth, with 65.0%, and Telper S.A., a wholly owned subsidiary of Boris Garfunkel and Hojman S.A., with 10.0%.

Management. Under the terms of the shareholders agreement, Movicom Argentina's board is composed of nine members, including six directors nominated by BACI, two directors nominated by us and one director nominated by Telper.

The approval of eight board members is required to:

- approve the business plan or capital structure;
- enter into significant corporate transactions;
- enter into a new business;
- amend the shareholders agreement;
- enter into material agreements with shareholders or affiliates;
- approve material personnel, labor policies and contracts;
- appoint or remove accountants or attorneys; and
- appoint the president, chief operating officer or chief technical officer.

The vote of 90% of Movicom Argentina's outstanding shares is required for its liquidation, dissolution or merger, sale or issuance of additional stock, other than for capital calls, and amendment of its articles of incorporation or bylaws.

Dividends. Under the shareholders agreement and subject to the requirements of applicable laws and board approval, the board of Movicom Argentina may declare an annual dividend equal to 50% of Movicom Argentina's consolidated after tax income, payable to the shareholders in Argentine currency. However, no dividend may be declared if the company has exceeded its then applicable targeted leverage ratio or it no longer has an investment grade rating of at least "BBB." In addition, any dividends would be reduced by the amounts necessary to fully fund any reserves created within 24 months of the maturity of any long-term, third-party indebtedness, to pay off 50% of the amount due at maturity under such loan.

Noncompetition. Under the shareholders agreement, the shareholders agree that neither they nor any of their shareholders or affiliates will compete with Movicom Argentina by having a direct or indirect interest in any cellular system in the same areas that Movicom Argentina operates. This noncompete provision applies for two years after the shareholder ceases to be a shareholder in Movicom Argentina.

Restrictions on Transfer. The shareholders agreement imposes various restrictions with respect to the sale, transfer or other disposition of Movicom Argentina's capital stock. Under the shareholders agreement, other shareholders have the right to purchase our interest in Movicom Argentina at fair market value if Motorola's ownership of our common stock falls below 75.0%. Motorola is currently

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negotiating for the right to divest itself of our common stock without triggering this right of first refusal. We cannot assure you that we will obtain this waiver prior to the offering if at all. Even if received, the transfer restrictions apply to any future sale of our interest in Movicom Argentina. If the right of first refusal provisions are triggered, the other shareholders have the option to buy our shares of Movicom Argentina at fair market value. The remaining shareholders have agreed to negotiate in good faith to buy out the transferring shareholder. If the shareholders are unable to agree, each remaining shareholder then may deliver a list of not more than 15 persons to whom the remaining shareholders would object as a buyer of the shares because such persons are actual competitors of the remaining shareholders or an entity which the remaining shareholders have had or may have a conflicting business relationship. Sales to persons on these lists could be prohibited. If the transferring shareholder has received a third-party offer from a person not on these lists, it shall give notice of such offer to the other shareholders who have the option to buy the shares at the price and upon the terms set forth by the proposed buyer. If a remaining shareholder believes that the price contained in a third-party offer by a person listed on its objection notice is higher than the fair market value of the stock, that shareholder may request an appraisal of the fair market value of the shares, and such appraisal price will then be the sale price to the other shareholders. In no event may any shareholder sell its Movicom Argentina shares to any person who is an actual competitor of Movicom in Argentina.

Brazil

General.   We are parties to a shareholders agreement relating to our 35.5% ownership of Global Telecom. The other parties to that agreement are DDI do Brasil Ltda., with 46.9% and which is owned by DDI Corporation; Globaltelecom Telecomunicacoes Ltda., with 10.0% and which is owned by Nissho Iwai Corporation; Inepar Telecom Ltda., with 5.9% and which is owned by Inepar S.A. Industria e Construcoes; and Suzano Telecom Ltda., with 1.7% and which is owned by Cia. Suzano de Papel e Celulose.

Management.   Under the terms of the shareholders agreement, Global Telecom's board of directors is composed of nine members, including three directors nominated by us, three directors nominated by DDI, one director nominated by Nissho Iwai and one director nominated by Inepar. At this time, one board seat is vacant.

The approval of at least eight directors, including our and DDI's nominees, is required to:

- incur significant indebtedness or guarantees;

- agree to shareholder loans, other than loans from Nissho Iwai;

- approve Global Telecom's five year business strategy and any objectives and significant expenditures that are not included in Global Telecom's five-year business plan;

- approve related party transactions;

- grant or amend powers of attorney other than in the ordinary course of business;

- approve collective bargaining contracts; and

- elect and remove officers.

In addition, Global Telecom's bylaws require the approval of holders of 91% of the shares then outstanding to:

- enter into significant corporate transactions;

- amend the by-laws or effect changes in corporate purpose;

- change its headquarters;

- change capital structure;

- wind up or liquidate Global Telecom;

- change the number of board members;

- redeem or cancel any of its securities; and

- acquire or incorporate any subsidiary entity or joint venture.

Dividends.   Under the shareholders agreement and subject to the projected financing requirements of Global Telecom over the 12 month period following the date at which a dividend payment is being considered, including investment and expansion plans, and the possible prepayment of project financing, all funds reasonably available for distribution are to be distributed by way of a dividend, or such other form of distribution approved by the shareholders. Any such distributions require approval by at least eight directors.

Noncompetition.   Under the shareholders agreement, the parties agree that neither they nor their affiliates, directors or officers will engage in any business which operates cellular radiotelephony networks in Paraná and Santa Catarina states in Brazil in bands A or B in competition with Global Telecom. Shareholders and their affiliates and their directors and officers are subject to this provision for two years after they cease to be shareholders for any reason other than liquidation of Global Telecom.

Restrictions on Transfer.   The shareholders agreement imposes various restrictions with respect to the sale, transfer or other disposition of Global Telecom's capital stock. Under the shareholders agreement, other shareholders have the right to purchase our interest in Global Telecom at fair market value if we undergo a change in control. No transfer of shares is allowed to any competitor or any of its shareholders. The shareholders, other than Suzano, have waived their rights of first refusal with respect to this offering and a divestiture by Motorola of our common stock. Subject to regulatory approval, we and DDI have a binding commitment to purchase Suzano's interest in Global Telecom. If we wish to sell our shares in Global Telecom to an unaffiliated third party, we must give the other shareholders written notice of our intention, the name of the prospective buyer, if any, the selling price, the number of shares we propose to sell and the other terms of the sale. The other shareholders have the option to buy our shares at the price stated in the offer notice. We may not transfer our shares in Global Telecom to any competitor of Global Telecom or any shareholder of a competitor unless such shareholder owns less than 10% of a publicly traded competitor and is a passive investor. Competitor is defined as any entity operating a cellular telephone service in Paraná and Santa Catarina states in Brazil. No transfer is allowed to any person who is prohibited by law or regulation from being a participant in the holder of the license granted to Global Telecom or if the transfer would result in grounds for revocation of this license.

Chile

General.   We are party to a shareholders agreement relating to our ownership of 25.001% of ETP. The other party to that agreement is Empresa Nacional de Telecomunicaciones S.A., or Entel S.A., with 74.999%.

Management.   Under the shareholders agreement, ETP's board is composed of seven members and seven alternates, allocated approximately according to the proportionate ownership of its shareholders. Based on our ownership percentage, we currently appoint two of the seven directors.

The approval of holders of 75% of the shares outstanding is required to:

- amend the bylaws to change corporate object(s), reduce number of directors or reduce equity;

- approve business combinations, including mergers, early liquidation or transfer of assets;

- declare insolvency; and

- sell all or substantially all of its assets.

Dividends. Subject to the contemplated investment and expansion plans of ETP and board approval, all funds reasonably available for distribution to its shareholders are to be distributed by way of a dividend.

Noncompetition. Under the shareholders agreement, the parties agree that they and their associates will not compete directly or indirectly with ETP in Chile by providing, maintaining or operating a public wireless mobile telephony service on the 800 and 1900 MHz bands. This noncompete provision applies to former shareholders and their associates for one year following the date on which they cease to be shareholders for any reason other than liquidation of ETP.

Restrictions on Transfer. The shareholders agreement imposes restrictions with respect to the sale, transfer or other disposition of the capital stock of ETP. Under the shareholders agreement, Entel S.A. has the right to purchase our interest in ETP if we seek to transfer those shares to a third party, except when the transferee is a subsidiary of ours. Thus, if we wish to sell our shares in ETP to an unaffiliated third party, we would be required to give Entel S.A. written notice of our intention, the name of the prospective buyer, the selling price, the number of shares we propose to sell and the other terms of the sale. In such an event, Entel S.A. would have the option to buy our shares in ETP on identical terms offered by the third party. If Entel S.A. does not exercise this option to purchase the shares within the following 90 days, we will be authorized to sell our shares in ETP at the notified terms to the third party. Notwithstanding the foregoing, we may not transfer our shares in ETP to a competitor of ETP without approval of Entel S.A. Motorola has received a waiver from Entel S.A. of any right it may have to purchase our shares in ETP that might be triggered by this offering or may be triggered by a distribution of our common stock, provided that no more than 26% of our holdings are held by a competitor of ETP and its subsidiaries.

Additionally, Entel S.A. has the right to purchase our interest in ETP at an equitable price unanimously agreed to by the parties if:

- a competitor of ETP in Chile acquires more than 26% of our shares,

- if we have interest in a competitor of ETP that allows us to appoint at least one of its directors, or

- if we undergo a change in control in which our acquiror is a competitor of ETP.

If the parties are unable to reach agreement, an arbitrator shall determine the price for the shares. Competitor is defined to mean any concessionaire of mobile or cellular telephony or a shareholder of any such company operating in all or part of Chile.

Dominican Republic

General. We are party to a shareholders agreement relating to our 26.5% ownership of Tricom. The other party to that agreement is Oleander Holdings, an affiliate of GFN Corporation Ltd., with 39.8%. Public shareholders hold 33.7% of the outstanding stock. We and GFN own Class B stock, which carries ten votes per share. The public shareholders hold Class A stock, which carries one vote per share. As a result, we have 38.1% of the outstanding voting power of Tricom's stock, GFN has 57.1% of the voting power and public shareholders have 4.8%.

Management. Under the terms of the shareholders agreement, Tricom's board is composed of six directors nominated by GFN, four directors nominated by us and two independent directors. Each of

GFN and ourselves are entitled to nominate one independent director. If either we or GFN own more than 75% of the issued and outstanding shares of Class B stock, we or GFN, as the case may be, would have the right to nominate both independent directors.

Until such time as either we or GFN own less than 25% of the outstanding shares of Class B stock, the approval of nine directors is required to:

- acquire or invest in another entity;

- incur indebtedness to the extent that Tricom's ratio of indebtedness to shareholders' equity would be greater than three to one;

- approve annual budgets; and

- issue or redeem Class A common stock or other securities exercisable for or convertible into Class A common stock.

In addition, approval by the independent directors is required for any transaction that has a fair market value exceeding $1.0 million that Tricom enters into with GFN or us. The vote of a majority of the directors present at a duly convened meeting of the board of directors is required for all other board actions.

We have customary registration rights regarding our Tricom common stock under the shareholders agreement.

Dividends.   Subject to the provisions of applicable law, including mandatory payments to a legal reserve fund of five percent of Tricom's total net profits for the fiscal year until the aggregate amount of such legal reserve amounts to 10% of the paid-in capital of Tricom, and Tricom's corporate funding requirements for the next 12 months, including any investments and expansion plans, Tricom may declare dividends or other distributions out of its profits upon approval of the holders of two-thirds of its voting stock.

Noncompetition.   Under the shareholders agreement, the parties agree that they, their affiliates, and their officers, directors and key employees and those of their affiliates, will not engage in any business in the Dominican Republic which operates cellular services, paging services, basic local telephone services or national or international long-distance telephone services. This noncompete provision continues for two years from the date a shareholder or any of its affiliates ceases to own an interest in Tricom for a reason other than liquidation or dissolution of Tricom.

Restrictions on Transfer.   Tricom's bylaws impose restrictions with respect to the sale, transfer or other disposition of its Class B stock. Other than a transfer to GFN or a permitted transferee or to one of Motorola's affiliates, a transfer of our shares of Tricom would result in the loss of our Class B voting rights. We are currently negotiating for the right of Motorola to divest itself of our common stock without triggering the loss of Class B voting rights. We cannot assure you this waiver will be obtained prior to the offering, if at all.

Uruguay

General.   We are party to a shareholders agreement relating to our 32.0% ownership of Movicom Uruguay. The other parties to that agreement are Redanil, S.A., a wholly owned subsidiary of BellSouth, with 46.0%, Curtiembre Latinoamericana S.A., with 11%, and Lemincor S.A., with 11%.

Management.   Under the terms of the shareholders agreement, Movicom Uruguay's board is composed of nine members, including two directors nominated by us and seven directors nominated by Redanil, Curtiembre Latinoamericano and Lemincor voting together.

Unanimous approval of the board is required to:

- enter into significant corporate transactions;

- enter into a new business;

- approve the business plan, budgets and capital structure;

- amend the shareholders agreement;

- enter into material agreements with shareholders or affiliates;

- approve material personnel, labor policies and contracts;

- appoint or remove accountants or attorneys; and

- appoint the president, chief operating officer or chief technical officer.

The vote of 90% of Movicom Uruguay's then outstanding shares is required for its liquidation, dissolution or merger, sale or issuance of additional stock, other than for capital calls, and amendment of its articles of incorporation or bylaws.

Dividends.   Subject to the requirements of applicable law, 100% of Movicom Uruguay's cash or cash equivalents in excess of reasonably anticipated cash needs for the next three months can be distributed as a cash dividend to Movicom Uruguay's shareholders.

Noncompetition.   Under the shareholders agreement, the parties agree that neither they nor any of their shareholders or affiliates will compete with Movicom Uruguay by having a direct or indirect interest in any cellular system in Uruguay. Cellular system is defined to mean a cellular radio-communications mobile service system operating in the 870 to 890 MHz frequency bands. This noncompete provision applies for two years after a shareholder ceases to be a shareholder in Movicom Uruguay.

Restrictions on Transfer.   The shareholders agreement imposes various restrictions with respect to the sale, transfer or other disposition of Movicom Uruguay's capital stock. Under the shareholders agreement, other shareholders have the right to purchase our interest in Movicom Uruguay at fair market value if Motorola's ownership of the holding company which holds our interest in Movicom Uruguay falls below 65.0%. Motorola is currently negotiating for the right to divest itself of our common stock without triggering this right of first refusal. We cannot assure you that this waiver will be obtained prior to the offering, if at all. Even if received, the transfer will apply to any future sale of our interest in Movicom Uruguay. If the right of first refusal provisions are triggered, the other shareholders have the option to buy our shares of Movicom Uruguay at fair market value. The remaining shareholders have agreed to negotiate in good faith to buy out the transferring shareholder. If the shareholders are unable to agree, each remaining shareholder then may deliver a list of not more than 15 persons to whom the remaining shareholders would object as a buyer of the shares as such persons are actual competitors of the remaining shareholders or a person which the remaining shareholders have had or may have a conflicting business relationship. Sales to persons on these lists could be prohibited. If the transferring shareholder has received a third-party offer from a person not on these lists, it shall give notice of such offer to the other shareholders who have the option to buy the shares at the price and upon the terms set forth by the proposed buyer. If a remaining shareholder believes that the price contained in a third-party offer by a person listed on its objection notice is higher than the fair market value of the stock, that shareholder may request an appraisal of the fair market value of the shares, and such appraisal price will then be the sale price to the other shareholders. In no event may any shareholder sell its Movicom Uruguay shares to any person who is an actual competitor of Movicom in Uruguay.

Southern Mexico

There is no shareholders agreement governing our rights as a Portatel shareholder. We own 21.7% of the outstanding common stock and have one representative on the seven-member board who may be removed by a vote of the majority shareholders at any time.

Europe/Middle East Operations

Israel

General. We are party to a shareholders agreement relating to our 50.0% ownership of Pelephone. The other party to that agreement is The Israel Telecommunications Corp. Ltd., or Bezeq, which owns the remaining 50.0%.

Management. The terms of the shareholders agreement provide for a board of directors composed of 12 members. The shareholders, however, have agreed to a ten-member board, including five directors nominated by us and five nominated by Bezeq. Through our board representation, we and Bezeq jointly control Pelephone's business plan, capital expenditures and strategic direction.

Dividends. Under Pelephone's shareholders agreement and articles of incorporation, dividends may be paid out of Pelephone's profits by unanimous resolution of its board of directors.

Noncompetition. We and Bezeq may not compete with Pelephone or with each other in providing mobile cellular radio-telephone service in Israel. Except as provided in the shareholders agreement regarding competition with each other and Pelephone, the parties are free to continue operations in businesses in which they operated prior to signing the shareholders agreement.

Restrictions on Transfer. The shareholders agreement imposes restrictions with respect to the sale, transfer or other disposition of Pelephone's capital stock. If we wish to sell our Pelephone shares, we must first give notice to Bezeq of our intention and include the price and terms for the shares. Bezeq then has the option to buy our shares on the conditions offered, indicate its wish to purchase the shares on different terms, indicate its consent to the sale to the proposed third party, on the same or different terms, or propose an alternative buyer of the shares. If we and Bezeq are unable to agree, the matter is first referred to the chief executive officers of our companies and then to the chairmen of their respective boards of directors. If the parties are still unable to reach agreement, no sale or transfer shall be effected. We may not sell or transfer our shares to a competitor of Pelephone or to an entity prevented by law from receiving or holding a license to provide Pelephone's services. The shareholders agreement has been amended, however, to permit this offering and a divestiture by Motorola of our common stock in a tax-free distribution.

Egypt

General. We are party to a shareholders agreement relating to our 35.3% ownership of MFT. The other parties to that agreement are France Telecom Mobiles International, with 46.1% and Orascom Technologies SAE, with 18.6%. MFT is a holding company that owns 51% of The Egyptian Company for Mobile Services, or MobiNil. MobiNil is our licensed operating company in Egypt. The remaining direct interests in MobiNil are owned by public shareholders, with approximately 36.0%, and by Orascom, with approximately 13.0%.

Management. Under the terms of the MFT shareholders agreement, MFT's board is composed of seven members, including two directors nominated by us, four directors nominated by France Telecom, including one who must be an independent third party, and one director nominated by Orascom.

The shareholders agreement also controls how the MFT members of MobiNil's board of directors vote. Under the shareholders agreement, MobiNil's board of directors is composed of 11 members, including two directors nominated by us, four directors nominated by France Telecom, two directors nominated by Orascom and three directors to be nominated by the other shareholders.

With respect to MFT, the approval of Propel, France Telecom and Orascom is required to:

- enter into significant corporate transactions;
- incur indebtedness;
- voluntarily wind up or liquidate;
- declare dividends;
- redeem and cancel any securities;
- vote the shares in MobiNil; and
- approve the five-year business strategy.

Propel's and France Telecom's approval is also required to:

- approve contracts in excess of $1 million;
- approve agreements longer than one year and with expenditures in excess of $1 million over the full term;
- approve material related party transactions, material personnel policies and intellectual property licenses and agreement; and
- approve initiation of material claims and lawsuits where the value of the claim is in excess of $1 million.

Dividends. Under the shareholders agreement, dividends and other cash distributions may be made from net profits and not out of capital or capital surplus if MFT and MobiNil have positive net worth and provided there are reasonably adequate amounts of cash and working capital for their operations and anticipated growth as well as legal reserves required under applicable laws and regulations.

Noncompetition. As long as the shareholders agreement is in place, the parties and their affiliates agree not to engage in activities that directly compete with the business of MFT or the operation of a GSM cellular system in competition with MobiNil in Egypt. This provision does not restrict the parties or their affiliates equipment or services businesses from offering their products or services for sale to competing businesses.

Restrictions on Transfer. The shareholders agreement imposes restrictions with respect to the sale, transfer or other disposition of MFT's capital stock. Although the change of control of a shareholder does not expressly trigger a right of first refusal, Orascom and France Telecom have waived their rights of first refusal with respect to this offering and a divestiture by Motorola of our common stock. If we wish to sell our MFT shares, we must give written notice to the other shareholders including the number of shares and the proposed purchase price. The other shareholders have the option to either purchase their pro rata share of the shares offered or refuse the offer. MFT shareholders may also sell their proportionate MobiNil shares upon the same notification procedures. If the proposed sale is through an offering on a recognized stock exchange, then the MobiNil per share sale price is the average median sale price of the MobiNil shares on the stock exchange for the six days immediately proceeding the proposed sale of the MobiNil shares or if the proposed sale is to a third party, then the sale price is the price offered by such third party.

Lithuania

General.   We are party to a shareholders agreement relating to our 35.0% ownership of Omnitel. The other parties to that agreement are Amber Mobile Teleholding AB, a joint venture of Telia AB and Sonera Corporation, with 55.0%, and members of the Kazickas family with 10.0%.

Management.   Under the terms of the shareholders agreement, Omnitel's board of directors is composed of seven members, including two directors nominated by us, as long as we own at least 25% of Omnitel, four directors nominated by Amber and one director nominated by the other shareholders, as long as they own 5% of Omnitel.

The approval of five directors, which includes the vote of at least one director nominated by us for so long as we own at least 25% of Omnitel, is required to:

- enter into significant corporate transactions;

- approve the capital structure;

- incur indebtedness or guarantees not provided for in the five-year business plan;

- approve agreements with significant expenditures;

- approve any public offering of Omnitel's shares;

- voluntarily wind up or liquidate Omnitel;

- establish the financial and business objectives, annual budgets and approve the five-year business plan;

- delegate board authority and grant powers of attorney;

- approve any material change in the powers or duties of the president or chief financial officer; and

- redeem, purchase, cancel or issue any securities.

Dividends.   Subject to the projected financing requirements of Omnitel over the 12-month period following the proposed dividend date, including investment and expansion plans, the parties to the shareholders agreement agree that all funds reasonably available for distribution to shareholders shall be distributed by way of a dividend, or other form of distribution approved by the board. No such dividend or distribution may be declared or paid any time at which Omnitel has outstanding any loans from third parties except in compliance with the terms of any loan agreement between Omnitel and such third-party lender.

Noncompetition.   Under the shareholders agreement, the parties and their affiliates, and their respective directors, officers and key employees and those of their affiliates are not to invest in any company that is a competitor of Omnitel in Lithuania. Competitor is defined to include the operation of a cellular radio telephone voice and data network, provision of international gateway services, operation of a wired public data network, operation of a radio paging system, offering of services providing customer access to satellite communications networks, provision of international private line services and provision of satellite earth station services. No person is considered a competitor solely by virtue of the fact that such person manufactures or sells telecommunications infrastructure equipment or subscriber units in Lithuania.

Restrictions on Transfer.   The shareholders agreement imposes restrictions with respect to the sale, transfer or other disposition of Omnitel's capital stock. The shareholders have waived their rights of first refusal with respect to this offering and a divestiture by Motorola of our common stock. However, a transfer of either Propel shares or our shares in Omnitel to a competitor of Telia or Sonera triggers rights of first refusal. If the rights of first refusal are triggered, we must give the other shareholders written notice of our intention to sell, along with a copy of the third-party offer. The remaining shareholders have the option to buy our shares at the price proposed by the third-party offer or as otherwise agreed. If there is no good faith third party offer for the Omnitel shares because the triggering sale is of Propel shares, we must deliver notice to the other shareholders and include the proposed sale price of our shares. The remaining shareholders may accept the offered price or call for an appraisal of the shares. No transfer is allowed to any competitor of Omnitel in Lithuania, and any transfer is subject to government and regulatory approvals.

Jordan

General. We are party to a shareholders agreement relating to our ownership of 26.1% of Pella Investment Company, a holding company which holds all of the outstanding common stock of Fastlink. The other parties to that agreement are Pioneers for Investment, which is owned by Orascom, with 65.5%, Sulaiman Abdul Abanami, with 3.5%, and Mobile Telecommunications Company, with 4.9%.

Management. Under the terms of the shareholders agreement among the shareholders of Pella Investment Company, Pella's board of directors is composed of five members. Two directors are appointed by us and three by the other shareholders. Fastlink's five-member board of directors is appointed by Pella. We control two board seats, Orascom controls two board seats and there is one director-at-large.

The approval of four Pella directors is required for Fastlink or Pella to:

- declare dividends;
- approve the annual business strategy and form of capital structure;
- approve agreements with terms of one year or more and with significant expenditures and intellectual property licenses and contracts;
- approve material personnel policies, including labor discussions or contracts;
- incur significant indebtedness or guarantees;
- approve the general manager and elect the chairman of the board;
- redeem or cancel securities;
- delegate board authority and grant powers of attorney; and
- change powers of officers, and approve material transactions with officers, directors or affiliates.

The approval of holders of 83% of Pella shares then outstanding is required for Fastlink or Pella to:

- amend its memorandum of association or articles or change the size of the board;
- change its nationality or corporate purpose;
- decrease its share capital;
- appoint auditors or change its fiscal year;
- change its principal office; and
- voluntarily windup or liquidate or enter into significant corporate transactions;

Dividends. Subject to the projected financing requirements of Pella over the 12-month period following the proposed dividend date, including repayment of debt, investment and expansion plans, the shareholders agree that all funds reasonably available for distribution to shareholders are to be distributed by way of a dividend, or other form of distribution approved by the shareholders.

Noncompetition. Under the shareholders agreement, the shareholders, their affiliates, and all of their directors, officers and key employees agree not to engage in any business in Jordan which operates a cellular radio-telephone system in the 800 or 900 MHz bands. This noncompete provision remains in effect for two years after a shareholder or any of its affiliates ceases to be a shareholder of Pella other than by virtue of a liquidation of Pella. Notwithstanding this provision, each shareholder is authorized to manufacture or sell cellular radio-telephone infrastructure equipment or subscriber units in Jordan. Cellular radio-telephone system is defined as a telecommunications system that provides mobile telephone service using radio frequencies and cellular technology, composed of cellular switching offices, base stations, a means of transmission, mobile subscriber units and other technical elements.

Restrictions on Transfer. If we wish to sell our Pella shares to a third party, we must give written notice to the board of directors, indicating the proposed price. If the other shareholders believe that the price offered is more than the fair price for our shares, the board of directors may object to the sale and the controller may appoint an expert committee to estimate the value of the shares. No transfer is allowed to any competitor or to any person who is prohibited by law or regulation from being a participant in the holder of the license or if the transfer would result in grounds for revocation of the license. A competitor is defined as any entity operating a cellular radio-telephone system or manufacturing cellular radio telephone equipment. The shareholders of Pella have waived the restrictions imposed by the shareholders agreement and their rights of first refusal so that neither the trading of our shares on any public market, nor the acquisition, by any legal means, of any or all of our shares by any person or entity, will trigger any right or option on the part of any shareholder, to purchase our shares of Pella, regardless of the diminishing ownership interest of Motorola in us.

Azerbaijan

General. Our operating company, Bakcell, is owned 25% by the Azeri Ministry of Communications and 75% by a British Virgin Islands holding company, GTIB, in which we, Havacom and Alfa Telecom each own a 33.33% interest.

Management. Under the terms of the Bakcell Statutes and Joint Venture Charter, the board of directors of Bakcell is composed of six members. By agreement of the owners, however, the Bakcell board of directors is currently composed of four members, with one member nominated by each of Propel, Havacom, Alfa Telecom and the Azeri Ministry of Communications. Under the terms of the amended shareholders agreement of GTIB, the board of directors of GTIB is to be composed of six members, two nominated by each of Propel, Havacom and Alfa Telecom. A simple majority is required on all matters brought before both the Bakcell and GTIB boards of directors.

Dividends. Under the GTIB shareholders agreement and subject to the projected financial requirements of GTIB over the 12-month period following the date at which a dividend payment is being considered, including investment and expansion plans, all funds reasonably available will be distributed by way of a dividend or other form of distribution approved by the shareholders. The GTIB board must approve the dividend. Havacom is entitled to a preferential dividend of up to $15.3 million. We believe, to date, GTIB has declared and paid a dividend to Havacom totaling $7.65 million. After the payment in full of this preferential amount, future dividends will be apportioned pro rata among the shareholders.

Noncompetition. Under the GTIB shareholders agreement, the parties agree that neither they nor their affiliates, directors, officer or key employees or those of their affiliates will engage in any business which operates a terrestrial-based cellular phone service in Azerbaijan. Shareholders and their affiliates, directors and officers are subject to this provision for two years after they cease to be shareholders for any reason other than liquidation of GTIB.

Restrictions on Transfer. The amended shareholders agreement of GTIB imposes various restrictions on the transfer of shares. However, this agreement includes a provision allowing the disposition by Motorola of its interest in GTIB without triggering any of the transfer restrictions. If we wish to sell our GTIB shares to an unaffiliated third party, we must deliver written notice to the other shareholders of our intention, along with a copy of a bona fide offer, if any. The remaining shareholders have the option to buy our shares at the price proposed by the prospective buyer or the price proposed by us if no good faith offer is received. If the remaining shareholders disagree with the price proposed by us, they may have the shares appraised. Under the GTIB shareholders agreement, no transfer is allowed to any competitor of GTIB in Azerbaijan who operates a cellular radio telephone service in Azerbaijan or manufacturers cellular or paging equipment. No transfer is allowed to any person who is prohibited by law or regulation from being a participant in the holder of the license or if the transfer would result in grounds for revocation of the license. The Bakcell Joint Venture Charter agreements impose various restrictions on the transfer of ownership by its owners, GTIB and the Ministry of Communications.

Asian Operations

Hong Kong

General.   We are party to a shareholders agreement relating to our 25.1% ownership of HTCL common stock. The other parties to that agreement are Hutchison International Limited, a wholly owned subsidiary of Hutchison Whampoa, with 55.9% and HTCL Holdings, formerly known as Distacom, with 19.0%. NTT DoCoMo recently purchased HTCL Holdings.

Management.   Under the terms of the shareholders agreement, HTCL's board is composed of seven members, including two directors appointed by us, three directors appointed by Hutchison, one director appointed by NTT DoCoMo and one director appointed by the board.

Unanimous approval of the board is required to:

- approve the business plan;
- approve contracts with significant expenditures;
- approve agreements longer than three years; and
- approve employment contracts with any general manager, financial controller or technical manager.

A majority of the board members must approve recommendations to:

- declare or pay dividends;
- delegate board powers, unless reserved to shareholders or unanimous board;
- approve ordinary course of business matters and transactions not reserved to the shareholders or unanimous board resolution; and
- approve agreements with officers, directors, or affiliates of officers and directors other than senior management.

Unanimous approval of the shareholders is required to:

- enter into significant corporate transactions;
- declare and pay dividends;
- amend HTCL's memorandum or articles of association;
- make loans to shareholders or affiliates;
- appoint or remove auditors;
- voluntarily windup or liquidate HTCL; and
- decide capital structure.

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Dividends.　Under the shareholders agreement, if HTCL's cash or cash equivalents exceed its net anticipated cash requirements by more than HK$25,000,000 for the three months following a proposed dividend date, all profits of HTCL available for distribution to the shareholders are to be distributed by way of a dividend, or if such dividends cannot be paid by HTCL due to legal requirements, by such other legal means as its board of directors unanimously agree.

Noncompetition.　Under the shareholders agreement, the parties agree that they will not and their affiliates, directors, officers and employees will not directly or indirectly carry on or be interested in any business in Hong Kong competitive with the business of HTCL. This prohibition remains in effect for two years after a shareholder or any of its affiliates ceases, for any reason other than a liquidation, to be a shareholder of HTCL. HTCL's business is defined as operating a public mobile radio-telephone service in Hong Kong.

Restrictions on Transfer.　Although the shareholders agreement does not prohibit indirect transfers of our interest in HTCL, it does impose restrictions with respect to the sale, transfer or other disposition of the capital stock of HTCL. A transfer of shares to a third party triggers preemption provisions under HTCL's articles of association. If we wish to sell our shares in HTCL, we must notify the other shareholders of our intention and include a copy of a bona fide offer. The remaining shareholders have the option to purchase the shares at the price prescribed in the bona fide offer, agree to the terms of the transfer to the proposed buyer or locate an acceptable buyer for the shares. If the remaining shareholders do not buy the shares, do not reach agreement regarding the proposed buyer or do not locate an alternative buyer, the shareholders agree to use their best efforts to find a purchaser for all HTCL's shares who is willing to pay a price that reflects the value of HTCL as a going concern. Although we believe no waiver is required for us to effect this offering or for Motorola to effect a divestiture of our common stock, we are seeking confirmation of this from the other shareholders.

Pakistan

General.　We are party to a shareholders agreement relating to our 30.0% ownership of Mobilink. The other parties to that agreement are Saif Telecom (PVT) Ltd., with 11.3% ownership through Rayshield Investments, and International Wireless Communications Pakistan Limited, which is partially owned by Orascom, with 58.7%.

Management.　Under the terms of the shareholders agreement, Mobilink's board of directors is composed of ten members, including three directors appointed by us, six directors appointed by International Wireless Communications Pakistan Limited and one director appointed by Saif Telecom (PVT) Ltd.

An affirmative vote of 80% of the board is required to elect the chairman. Approval of shareholders holding 80% of outstanding shares is required to:

- enter into significant corporate transactions;

- voluntarily wind up or liquidate Mobilink;

- publicly offer shares of Mobilink;

- decide capital structure;

- approve agreements with terms of one year or more and significant expenditures;

- incur indebtedness and guarantees;

- settle any excess claims;

- annually approve the five-year business plan;

- approve significant related party transactions;

- delegate shareholder authority and grant powers of attorney;

- approve negotiations relating to labor relations, collective bargaining and personnel policies;

- make significant loans;

- change the number of directors and appointment the president and executive director of finance;

- redeem, offer or cancel any securities and declare and pay dividends or distributions; and

- amend the articles of association.

Dividends.   Subject to any agreement or restriction binding Mobilink to the contrary and applicable laws, and provided that Mobilink has paid down any third-party debt that is supported by shareholder guarantees not proportional to any guaranteeing shareholder's equity interest in Mobilink and repaid all outstanding shareholder loans, the shareholders agree that Mobilink is to distribute all of its surplus cash. The board recommends the amount of surplus cash available for distribution based upon the board's analysis of future funding needs and a formula provided in the agreement.

Noncompetition.   Under the shareholders agreements, the shareholders agree that they and their associates will not, and will use reasonable endeavors to ensure that their directors and their associates, officers and key employees, shareholders and associates of shareholders will not, engage in any business in Pakistan which provides, or participates in providing, telecommunications services directly competitive with the businesses undertaken by Mobilink. This noncompete provision remains in effect for two years after a shareholders ceases to be a shareholder for any reason other than liquidation of Mobilink. Business directly competitive with Mobilink includes GSM, PCN, PCS, CDMA, AMPS and other forms of cellular wireless technology, long distance services related to mobile telephony and any other mobile telephony services. The supply of cellular, two-way radio, both conventional and trunking, and radio paging equipment, either infrastructure or subscriber units are not considered competitive with the business of Mobilink.

Restrictions on Transfer.   The shareholders agreement imposes numerous restrictions with respect to the sale, transfer or other disposition of Mobilink's capital stock. A change of a control of a shareholder triggers a right of first refusal. However under a side agreement, the other shareholders have waived the right of first refusal in connection with this or any other public offering and a divestiture by Motorola of our common stock as well as any private placement by any shareholder of Mobilink's shares, provided it is to a strategic investor. Strategic investor is defined as a person or entity that is directly or indirectly engaged in the provision of telecommunications services for profit or an associate of one which regularly invests in telecommunications in other similar infrastructure projects. All other dispositions of stock would trigger the right of first refusal. If we wish to sell our shares in Mobilink, we must notify the other shareholders of our intention, the price at which we wish to privately sell our shares and a copy of any good faith offer for the shares. If the remaining shareholders disagree with the prescribed price, either the third-party offer price or our proposed price, they may have the shares appraised. Unless all the shareholders agree, no transfer of shares is allowed to any competitor of Mobilink. No transfer is allowed to any person who is prohibited by law or regulation from being a participant in the holder of the license held by Mobilink or if the transfer would result in grounds for revocation of this license.

REGULATION

The following is a summary of the regulatory environment under which each of our operating companies offers services.

Latin American Operations

Mexico

Overview.   The Mexican cellular telephony service market was opened in 1990 with the privatization of Telmex, the state owned telecommunications monopoly. As a result, Telcel was granted a nationwide cellular license. In addition, the country was divided into nine regions and a bidding process took place for a second cellular license in each region. Our operating companies in Mexico, Bajacel, Movitel, Norcel, Cedetel and Portatel, obtained their cellular licenses in this process.

Regulatory Bodies and Enforcement.   The Secretary of Communications and Transportation and the Federal Telecommunications Commission, or Cofetel, are the government agencies in charge of regulating the wireless communications companies in Mexico.

Licenses.   We have been granted licenses to provide wireless telephony in five regions in Mexico. The terms of the licenses are 20 years, which can be extended by the submission of an application by the licensee. The license can be revoked for frequent breaches of the conditions set forth in the license, including suspending service without just cause, bankruptcy of the licensee or for not paying license fees. Under the terms of their licenses, our operating companies in Mexico are required to pay a royalty in semi-annual installments in an amount equal to five percent to ten percent of revenues.

Interconnection.   The Mexican telecommunications law obligates all telecommunications network licensees to execute interconnection agreements when requested by other licensees.

Transfer Restrictions/Foreign Ownership.   Mexican law places restrictions on foreign participation in certain telecommunications industries. In the case of cellular telephony, foreign investment is limited to 49%, subject to waiver by the Mexican Foreign Investments Commission. The terms of our licenses provide, among other things, that foreign investment in voting stock cannot be higher than 49% and that the assignment of the license requires the approval of the Secretary of Communications and Transportation. We have received an approval from the Foreign Investments Commission permitting our direct ownership of greater than 49% of Norcel and Cedetel. In May 2000, we entered into agreements with shareholders of Bajacel to purchase their interests in Bajacel, which will result in our direct economic ownership of Bajacel increasing to 100% and our direct and indirect economic ownership in Movitel increasing to 90.0% upon the completion of this transaction. We are waiting approval for this acquisition from the Secretary of Communications and Transportation.

Foreign Exchange/Dividend Limitations.   A Mexican company may remit dividends and profits outside of Mexico if it meets certain distribution and legal reserve requirements. Dividends paid by our Mexican operating companies to their U.S. shareholders are subject to a 10% withholding tax unless the companies chose to pay Mexican corporate income tax on the net earnings from which the dividends are being paid. Interest paid by the companies to U.S. residents is also subject to a 10% withholding tax. For more restrictions on our ability to receive dividends, see "Dividend Policy."

Argentina

Overview.   Argentina privatized its national telephone monopoly, ENTEL, in 1990. Movicom Argentina operated under a permit granted in 1988 as the only private sector telecommunications company in Argentina prior to ENTEL'S privatization. Since 1990, licenses have been granted to providers of a wide range of telecommunication services. Currently, public telephony and rural telephony are each in full competition. A subsidiary of Movicom Argentina holds one of four existing basic telephony licenses for local and long distance national and international services. Twenty more basic regional telephony licenses have been granted which will allow the holders to start providing service as of November 2000.

Regulatory Bodies/Enforcement.   Argentine telecommunications providers operate under the supervision of the Communications Secretary, the office responsible for rulemaking, and the Comisión Nacional de Comunicaciones, which interprets and implements the rules established by the Communications Secretary.

Licenses.   In 1995, Movicom Argentina's permit was converted to a licence to operate its wireless telecommunications network in Buenos Aires. Movicom Argentina also acquired a license in June 1999 to build and operate a PCS network nationwide. The PCS license may not be revoked unless Movicom Argentina fails to meet certain operational performance targets. Movicom Argentina also has licenses to provide trunking, paging and data transmission services.

Movicom Argentina is subject to special telecommunications and spectrum use monthly fees equal to 0.5% of Movicom Argentina's monthly cellular service gross revenues. In addition, Movicom Argentina pays a monthly fee per subscriber, depending upon the service plan the subscriber selects. Other taxes are paid for microwave and cell sites.

Interconnection.   Under Argentine law, operators of mobile telephone services have the right to enter calls into the networks of other operators at any point, and allow such operators to interconnect directly with the other mobile telephone services operators.

Transfer Restrictions/Foreign Ownership.   We believe there are no government restrictions on our ability to transfer our ownership interests in Movicom Argentina and there are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividend Limitations.   Under current law, Argentine currency is freely convertible into U.S. dollars, and Argentina has a free exchange market for all foreign currency transactions. Under applicable Argentine corporate law, dividends may be paid only from liquid and realized profits as shown on the company's financial statements prepared in accordance with Argentine generally accepted accounting principles. Five percent of such profits must be set aside until a reserve equal to 20% of the company's capital stock has been established. Subject to these requirements, the balance of profits may be declared as dividends and paid in cash pursuant to a majority vote of the shareholders. Under current law, there is a 15.05% withholding tax on interest payments which arise from loans obtained abroad from banks which are included on the list of countries following the banking supervision rules established by the Basilea Bank Committee or where the borrowers are regulated financial entities. In other cases, there is a 35% withholding tax on interest payments. There is no withholding tax on dividends. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Argentina—Dividends."

Recent Regulatory Developments.   On June 23, 1999, the Communications Secretary enacted new regulations regarding telecommunications licenses. Under these regulations, in order to obtain a general license for basic telephony service:

- the applicant must evidence a net worth equivalent to US$100,000,000; and

- the applicant must have, directly or indirectly, as a shareholder, a local partner with a minimum shareholding of 10% of the company's capital stock. This local partner must evidence certain technical and economic qualifications.

On June 9, 2000, a Presidential Instruction was issued, under which the telecommunications regulations in Argentina are expected to be changed. The purpose of the instruction is to guarantee the complete deregulation and free competition of telecommunications services in Argentina beginning November 9, 2000. The instruction sets forth a maximum term of 30 days to comply with all administrative procedures. It is contemplated that the rules to be enacted will cover the following:

- licenses of telecommunications services;

- national interconnection;

- universal service; and

- administration of the spectrum.

Brazil

Overview. The privatization of the Brazilian telecommunications sector started in 1997 with the issuance of ten cellular licenses in the B band, covering all of Brazil, auctioned to wireless operators who were to compete against the eight incumbent providers, who were privatized in 1998, and three other independent providers, all of which operate in the A band.

Regulatory Bodies/Enforcement. Brazilian telecommunications law is administered by the National Telecommunications Agency, known as ANATEL, which operates in conjunction with the Ministry of Communications, but has its own administrative independence and financial autonomy.

Licenses. Global Telecom has a license to provide wireless telecommunications services in the 800 MHz frequency range. The license was granted in 1998 for $792 million and expires in 2013.

Interconnection. Licensees and incumbent providers are obliged by law to grant interconnection between their network and the mobile phone network. ANATEL must approve the interconnection agreements and also is empowered to resolve any disputes arising from the interconnection agreements.

Transfer Restrictions/Foreign Ownership. Under the terms of Global Telecom's license, holders of at least 51% of Global Telecom's voting shares must be Brazilian persons or entities. According to ANATEL's interpretation of the applicable regulations, there is no restriction on indirect foreign ownership of those shares. All of Global Telecom's shares are held by or through Brazilian companies. Therefore, Global Telecom is currently deemed to be 100% owned by Brazilian persons or entities.

Under Brazilian law, if a company owns more than 20% of the shares of a cellular service provider, or otherwise participates in control of such concessionaire, it may not hold 20% of the shares or participate in the control of another licensed cellular telephone concessionaire in the same area.

Foreign Exchange/Dividend Limitations. The purchase and sale of foreign currency in Brazil is subject to governmental control. In order to repatriate capital in foreign currency, a Brazilian company must register the foreign investment with the Central Bank of Brazil within 30 days of the date which the funds are exchanged in Brazil for local currency. The Central Bank of Brazil, in turn, issues a confirming Certificate of Registration, which allows the Brazilian company to remit dividends to the foreign investor and to repatriate capital in foreign currency. The majority of the capital of our Brazilian subsidiary through which any dividends are expected to be transferred is under registration with the Brazilian monetary authorities, and Global Telecom intends to structure future capital contributions to Brazilian subsidiaries to maximize the amount of share capital and dividends that can be repatriated through the commercial financial exchange market. There can be no assurance that the shareholders of Global Telecom can repatriate share capital and dividends on foreign investments, through the commercial financial exchange market, if they have not been registered with the Central Bank of Brazil for that purpose.

Brazilian law provides that whenever there is a material imbalance or a serious risk of a material imbalance in Brazil's balance of payments, the Brazilian government may, for a limited period of time, impose restrictions on the remittance by Brazilian companies of the proceeds of investments in Brazil to foreign investors. The Brazilian government may also impose restrictions on the conversion of Brazilian currency into foreign currency. Any such restrictions may hinder or prevent Global Telecom from purchasing equipment required to be paid for in any currency other than Brazilian reals. Under current law, dividends are currently not subject to withholding tax and remittances of interest payments to nonresidents are subject to withholding tax rates varying from 12.5% to 25% depending on applicable tax treaties. The standard withholding rate is 15%. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Brazil—Dividends" and "Dividend Policy."

Chile

Overview.   Chile privatized its public local telephone company in 1986 and its public long distance carrier in 1987. In 1997, three 1900 MHz PCS mobile telephone service concessions were granted. ETP, our operating company in Chile, has two subsidiaries who each hold one of these national 1900 MHz PCS mobile telephone service concessions.

Regulatory Bodies/Enforcement.   The main regulatory agencies of the Chilean telecommunication sector are the Ministry of Transportation and Telecommunication and the Under-Secretary of Telecommunications.

Licenses.   As a general rule, telecommunication concessions are granted in Chile without a fee. However, wireless operators are subject to an annual duty based on the size of their system, spectrum used and authorized service area. Wireless operators may freely determine the tariffs or fees charged to their subscribers. Concessions for the provision of mobile telephone service are granted for a 30-year period, renewable for identical periods if requested by the concessionaire.

Interconnection.   Wireless and long distance operators are obliged to establish and accept interconnections according to the technical rules, procedures and terms established by the Under-Secretary of Telecommunications on a fixed-fee basis.

Transfer Restrictions/Foreign Ownership.   Mobile telephone concessions may be assigned, transferred or leased only with the prior authorization of the Under-Secretary of Telecommunications, which cannot be denied without reasonable cause. Licensees may only be legal entities incorporated and domiciled in Chile. However, there is no restriction or limitation on the participation or ownership of foreign investors in Chilean telecommunications companies.

Foreign Exchange/Dividend Limitations.   Chilean pesos are freely convertible into U.S. dollars through the foreign exchange market provided the transferee has registered with the Chilean Central Bank according to Chapter XIV of the Foreign Exchange Regulations or has executed a foreign investment agreement with the State of Chile according to the foreign investment statute. Under that statute, capital invested in Chile may not be remitted outside of Chile earlier than one year after the investment, although earnings may be remitted at any time. No restrictions on time to remit investment outside Chile are currently in place. Dividends may only be paid out of earned income as determined in accordance with Chilean generally accepted accounting principles. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Chile—Dividends."

Recent Regulatory Developments.   The Under-Secretary of Telecommunications has issued a new technical rule to distribute additional spectrum of 30 MHz among the current licensed operators that are limited in their subscriber loading capacities, such as CTC Comunicaciones Moviles S.A., which is owned by Telefónica BellSouth Comunicaciones S.A., which is controlled by BellSouth International, and eventually Smartcom PCS S.A., which is owned by Endesa.

Dominican Republic

Overview.   The Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980s. In 1990, the Dominican government granted Tricom a concession to provide a full range of national and international telecommunications services. The Dominican telecommunications sector is currently regulated by a law enacted in May 1998.

Regulatory Bodies/Enforcement.   The Dominican telecommunications industry is regulated by the Dominican Institute of Telecommunications (INDOTEL).

Licenses.   Tricom has entered into a concession agreement with the Dominican government under which Tricom holds a nonexclusive license to establish, maintain and operate a national and international telecommunications system. Licensed services include telegraphy, radio communications, paging, cellular and local, domestic and international telephone services. The concession agreement and the license granted under it last until June 30, 2010 and are renewable automatically, at no charge, for 20-year periods unless, at least three years prior to the end of the then existing term, either Tricom or the Dominican government advises each other of its intention not to renew.

Under the terms of its concession agreement, Tricom makes payments to the Dominican government in lieu of income tax of RD $18 million (approximately U.S. $1.2 million) or 10% of its net revenues whichever is greater. These arrangements are based on a 1996 agreement with the Dominican government, which has not been validated by the Dominican Congress. The Dominican Constitution requires all agreements related to tax exemptions to be approved by Congress. If those provisions are not approved by the Dominican Congress, the Dominican Congress could invalidate those provisions relating to taxes and may require the payment of a tax of 25% on its adjusted net income, the current rate generally applicable to Dominican corporate taxpayers.

Interconnection.   Dominican law encourages competition in all telecommunications services by enforcing the right to interconnect with existing participants and protecting against monopolistic practices. In May 1994, Tricom entered into an interconnection agreement with Codetel, the Dominican national telecommunications provider, which has an indefinite term and requires each of the parties to provide access to the other party's network on equal, nondiscriminatory and transparent terms, and obligates each party to provide to the other any terms or conditions more favorable that it subsequently provides to any other telecommunications entity. This interconnection agreement has in the past been the subject of extensive litigation between Codetel and Tricom. However on January 2, 1998, Tricom and Codetel signed an addendum to the interconnection agreement which resolved all disputes between Tricom and Codetel that were then being arbitrated.

Transfer Restrictions/Foreign Ownership.   There are no government restrictions on our ability to transfer our ownership interests in Tricom. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividends.   Under Dominican law, Dominican pesos are convertible into U.S. dollars at one of the following two rates:

- The official rate is the rate at which companies in certain strategic industries, including the telecommunications industry, are required to surrender revenues received in foreign currency to the Central Bank for Dominican pesos. Accordingly, every U.S. dollar Tricom receives as revenues must be surrendered to the Central Bank at the official rate unless otherwise authorized by the Central Bank.

- The private market rate is the rate at which Tricom purchases the foreign currency it needs to pay foreign suppliers or otherwise to meet its obligations abroad. According to current regulations, all purchases of foreign currency from private commercial banks must be reported daily to the Central Bank. This requirement permits the Central Bank to supervise and keep statistics on the private market rate but does not give the Central Bank direct control over the private exchange rate. The Central Bank is entitled to receive a 5% commission on all purchases of foreign currency to be remitted abroad.

Under Dominican law, only shareholders may authorize the declaration and payment of dividends. Shareholders are entitled to receive dividends in proportion to their respective capital participation, subject to adjustment as provided in the bylaws. Dividends are payable only from after-tax profits, and only after Tricom has set aside at least 5% of its annual profits as a legal reserve until such reserve equals 10% of paid-in capital. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Dominican Republic—Dividends" and "Dividend Policy."

U.S. Telecommunications Regulation. Tricom is subject to extensive regulation by the U.S. Federal Communications Commission in connection with its international long distance services. This regulation covers, among other things, accounting rates or settlement rates, which are the amount of payment negotiated between carriers for the termination of international telephone calls. Tricom is authorized by the FCC to provide facilities-based voice, data and private line services between the United States and various international points, including the Dominican Republic and has been approved by the FCC to communicate from the United States with 186 countries via satellite and with 28 countries via fiber optic submarine cables.

Uruguay

Overview. Uruguay does not have a comprehensive system of telecommunications regulation. The minimal regulations that do exist relate to assignment of radioelectric frequencies, which falls under the jurisdiction of the National Communications Office and the National Telecommunications Administrator, or ANTEL.

Over the last two years, the Executive Branch has authorized a broad range of data telecommunication services, including data networks in the 1900 MHz and 10.5 GHz bands and LMDS and teleports for data services.

Until recently, the Uruguayan telecommunications market was monopolized by ANTEL. Movicom Uruguay's entry into the market was through a contract with ANTEL.

Regulatory Bodies/Enforcement. Uruguayan telecommunication providers operate under the supervision of the National Communications Commission. ANTEL also plays a regulatory role with respect to interconnection terms and conditions to the fixed network.

Licenses. In 1989, Movicom Uruguay entered into a contract with ANTEL to provide mobile cellular telephony services to the southern region of Uruguay. In 1990, ANTEL assigned to Movicom Uruguay spectrum in the 800 MHz band to provide mobile cellular telephony.

Movicom Uruguay has been granted additional frequency for the supply of mobile cellular telephony services in the 1900 MHz band. The expected launch of the CDMA 1900 network is mid-2000.

In 1999, Movicom Uruguay was authorized to provide wireless data transmission services nationwide. At the end of 1999, Movicom Uruguay also was awarded an LMDS block of frequencies in the 26-27 GHz band.

Finally, under a contract with ANTEL, Movicom Uruguay operates an Internet service provider.

Transfer Restrictions/Foreign Ownership. There are no government restrictions on our ability to transfer our ownership interest in Movicom Uruguay. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividend Limitations.   There are no government restrictions on converting Uruguayan pesos into U.S. dollars. Under Uruguayan law, 5% of the annual profits reported in statutory financial statements must be allocated to a legal reserve until it equals 20% of the issued capital. The reserve is not available for distribution. In addition, dividends are limited to the profits reported in the statutory financial statements expressed in Uruguayan pesos. For more information on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Uruguay—Dividends."

Recent Regulatory Developments.   Under new regulations, the National Communications Office is currently auctioning two blocks of frequencies for trunking services. Bid conditions have not yet determined.

Europe/Middle East Operations

Israel

Overview.   The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets, such as the mobile, international long distance services, domestic markets and infrastructure are gradually being opened to competition and in which government-owned monopolies are anticipated to be privatized.

Regulatory Bodies/Enforcement.   The Israeli telecommunications industry is regulated by the Ministry of Communications and is governed by the Telecommunications Law and related regulations.

License.   Beginning in 1986, Pelephone provided wireless services under a build, operate and transfer agreement with Bezeq. On February 7, 1996, the Ministry of Communications granted Pelephone a revised license to establish and operate a mobile telephone network in Israel. The license is valid for a period of ten years from January 1, 1994. It may be extended for additional six-year periods upon Pelephone's request to the Ministry of Communications and review by the Ministry of Communications to determine that Pelephone has met specified performance requirements. The renewal of the license is subject to the discretion of the Ministry of Communications, which may elect to change, restrict, suspend or terminate the license.

Pelephone must pay royalties to the government of Israel every quarter at the rate of eight percent of Pelephone's service revenues net of interconnect charges. Under the license, Pelephone's standard agreement with subscribers must receive Ministry of Communications approval. Pelephone has submitted its standard agreement to the Ministry of Communications for approval. The agreement is still under review by the Ministry of Communications. Pelephone has been using this standard agreement with its subscribers for several years.

The license requires Pelephone to submit to the Ministry of Communications its tariffs and any changes in its existing tariffs, but it does not require approval of those tariffs or changes to tariffs. The Ministry of Communications, however, may intervene if it finds that Pelephone tariffs unreasonably harm consumers or competition. The license specifies fees Pelephone may charge its subscribers for one-time installation, fixed monthly payments, airtime, payments for the use of other telecommunication systems, payments for handset maintenance and payments for additional services.

Mobile telephone subscribers in Israel are not charged for incoming calls, except while roaming. Rather, the charge for incoming domestic calls is borne by the Israeli network on which the call originated or from which the call was transferred. This is referred to as "calling party pays." Pelephone is currently permitted to charge higher tariffs for calls that originate on other networks than for calls placed by its own subscribers. The Ministry of Communications has recently proposed regulations that would set the tariff to be charged by all operators in Israel for incoming calls. If enacted, these new regulations would require Pelephone to reduce the amount it charges for incoming airtime, which would have a material adverse effect on Pelephone's results of operations. This proposed regulation replaces the previous proposal for all operators to charge equal tariffs for incoming and outgoing calls.

Transfer Restrictions/Foreign Ownership. Pelephone's license provides that no direct or indirect control of Pelephone may be acquired or transferred without the consent of the Ministry of Communications. Furthermore, no direct or indirect holding of 10% or more of the means of control of Pelephone may be transferred or acquired at any one time or through a series of transactions, without the consent of the Ministry of Communications. We are currently seeking the approval of the Israeli government for the initial contribution of our Israeli businesses to us from Motorola, as well as for this offering and Motorola's planned distribution of our common stock to Motorola stockholders. There can be no assurance that we will receive this approval. Pelephone, any officer of Pelephone, or any person that holds more than 5% of Pelephone's voting stock is not allowed to hold more than 1% of the voting stock, directly or indirectly, in another wireless operator in Israel. In addition, Pelephone may not be part of any agreement, arrangement or understanding with another operator in Israel, which tends to or may cause a limitation or a decrease in competition of mobile telephone services.

Foreign Exchange/Dividend Limitations. New Israeli shekels are now freely exchangeable for U.S. dollars, subject to a reporting obligation to the Bank of Israel. Under current law, dividends may be freely repatriated subject to payment of applicable Israeli taxes. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Israel—Dividends."

Other Regulatory Issues. Pelephone and the other operators are subject to extensive regulation in the placement and operation of its wireless communications equipment, including antennas and cell towers, by the Ministry of the Environment and local building committees and authorities. These regulations and regulatory bodies make the placement of antennas and cell towers significantly more complicated than in countries where such matters are less highly regulated.

Pelephone has erected a significant number of antennas without securing proper building permits from local authorities. This has resulted in the filing of criminal charges and civil proceedings by some Israeli municipalities against Pelephone and its officers and directors.

Egypt

Overview. Telecom Egypt, the government-owned one-time monopoly provider of telecommunications services, launched its GSM 900 service in November 1996. In November 1997, the Egyptian government began a program to privatize Telecom Egypt's GSM business and created the Egyptian Company for Mobile Services, or MobiNil. In March 1998, the government offered 30% of MobiNil's shares on the Cairo and Alexandria Stock Exchange, and sold another 68% of MobiNil to our consortium, MFT. This transaction was completed in May 1998. MobiNil has a five-year tax holiday which expires in 2003.

Regulatory Bodies/Enforcement. The National Telecommunications Organisation of the Arab Republic of Egypt, or ARENTO, is both the monopoly wireline telecommunications operator and regulator. It focuses on technical targets for expanding wireless network coverage and quality. Telecom Egypt, together with other government entities, is responsible for designing policies and development plans for the telecommunications sector.

Licenses. A GSM license was issued to MobiNil in April 1998 for an up-front license fee of U.S. $516 million. At the same time, a second GSM license was awarded to an international consortium called Misrfone which paid the same initial license fee. Each of the licenses has a term of 15 years and is extendable for an additional five years without payment of material additional fees. The licenses allow for a duopoly period until December 2002. Any new license issued must be on broadly the same terms as the existing two licences, including an annual license fee payment and an initial fee indexed to inflation. We anticipate that a license may be issued to a third operator by the end of 2002.

Interconnection.   MobiNil has interconnection agreements with all significant telecommunications operators in Egypt.

Transfer Restrictions/Foreign Ownership.   There are no government restrictions on our ability to transfer our ownership interests in MobiNil. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividend Limitations.   There are no significant government restrictions on converting Egyptian pounds into U.S. dollars, however there are occasional shortages of U.S. dollars in Egypt. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Egypt—Dividends" and "Dividend Policy."

Lithuania

Overview.   The Republic of Lithuania Telecommunications Law applies to both fixed and mobile telecommunications and grants the monopoly fixed telecommunications operator, Lietuvos Telekomas, exclusive rights to operate a general fixed phone communication network, and provide services using this network, until December 31, 2002. Lietuvos Telekomas is 90% privatized. The first licenses to provide GSM service were granted in 1995.

Regulatory Bodies/Enforcement.   The primary Lithuanian telecommunications regulatory body is the Ministry of Communications. We expect that, in the near future, all principal regulatory functions will be transferred to the Communications Regulatory Authority.

Licenses.   Telecommunications licenses are generally issued by way of tender. The license itself regulates various aspects of the telecommunications activity in question, including scope of activity, technical and quality requirements, pricing and procedure for certification of equipment. Licenses are issued for a period of no longer than ten years and may be extended with government approval. Omnitel has a ten-year license to provide GSM services until 2005. In addition, Omnitel has a GSM 1800 license which was granted in 1998. Any of Omnitel's licenses may be renewed under the license's existing terms and conditions or other terms mutually agreed to by the Ministry of Communications and Omnitel, if at least 15 months prior to the expiration of the license, Omnitel applies to the Ministry of Communications for renewal of the license and no grounds exist that may prevent the license renewal. Grounds which would prevent license renewal include if the license terms and conditions have been constantly violated, the stamp duty for renewal has not been paid prior to the expiration of the existing license or if it has been decided to undertake new international obligations, changing the technical requirements for licensed telecommunications activities. The Ministry of Communications is to notify Omnitel not less than one year prior to the expiration of the license of its decision regarding license renewal.

Interconnection.   Omnitel has interconnection agreements with all significant telecommunications operators in Lithuania. Under the Telecommunications Law, operators of general telecommunications networks are obligated to connect other operators' networks to their own. This obligation must be discharged within three months of an application for interconnection. Terms of interconnection agreements may not conflict with general conditions of connection of telecommunications networks.

Transfer Restrictions/Foreign Ownership.   There are no government restrictions on our ability to transfer our ownership interests in Omnitel. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividend Limitations.   There are no significant government restrictions on converting Lithuanian litas into U.S. dollars. According to Foreign Currency Purchase, Sale and Exchange Rules of 1993, as amended, Lithuanian litas may be converted into U.S. dollars at a fixed rate. Repatriation of dividends is subject to a 29% withholding tax, applicable to all foreign legal entities. According to the U.S.-Lithuanian Double Taxation/Fiscal Violation Treaty, this withholding tax, subject to limitations and qualifications contained in the treaty, may not exceed five percent of the total sum of dividends if paid to a holder of at least 10% of the outstanding voting shares of the company paying the dividend, or 15% of the aggregate dividend paid, in all other cases. Litas are currently pegged to the U.S. dollar at a rate of four-to-one. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Lithuania—Dividends" and "Dividend Policy."

Other Regulatory Issues. Omnitel benefits from a statutory tax holiday under Lithuanian law. Under this law, Omnitel was exempt for five years from Lithuanian income taxes until June 30, 1999, and after this date is only subject to income taxes at half the regular rate of tax until June 30, 2002. Thereafter, it is subject to the full regular rate.

Jordan

Overview. Jordan began the privatization of its telecommunications sector in 1995. The Jordanian telecommunications law contains the regulatory rules governing telecommunications activities, including mobile telephone services. The operations, rights and obligations of Fastlink are subject to and regulated by the Jordanian telecommunications law.

Regulatory Bodies/Enforcement. The Telecommunications Regulatory Commission was established by the Jordanian telecommunications law to govern the provision of telecommunications services including licensing.

Licenses. The granting of telecommunication services licenses are through public tender. The Jordanian telecommunications law allows the Telecommunications Regulatory Commission to determine royalties, sharing of revenues and fees to be paid by the licensees. Fastlink's license expires in 2009. The terms of renewal for Fastlink's license are subject to negotiations, which may be called by either party two years prior to October 30, 2009. For the year 2000, the operating license fee is JD 100,000, or approximately $140,000. For subsequent years, the increase, if any, in the operating license fee shall represent Fastlink's proportional share of the budgeted annual operating expenses of the Telecommunications Regulatory Commission, plus amortized amounts of capital expenditure, incurred by the Telecommunications Regulatory Commission in regulatory operations related to the service provided by Fastlink, excluding radio spectrum management costs.

Interconnection. Fastlink has an interconnection agreement with the national wireline service provider in Jordan.

Transfer Restrictions/Foreign Ownership. There are no government restrictions on our ability to transfer our ownership interests in Fastlink. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividend Limitations. There are no significant government restrictions on converting Jordanian dinar into U.S. dollars. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Jordan—Dividends."

Azerbaijan

Overview. Generally, the telecommunications industry in Azerbaijan remains largely state controlled, although we believe privatization plans may be developed later this year. However, the cellular communications sector of the telecommunications industry is an exception to this rule. Currently, two cellular communication providers operate in Azerbaijan, the first of which commenced its operations in 1994.

Regulatory Bodies/Enforcement.   The Ministry of Communications regulates telecommunications in Azerbaijan. The Ministry of Communications administers Azerbaijan's communications law and is responsible for issuing most types of telecommunications licenses. In addition, the State Radio Frequencies Commission is authorized to issue radio frequency use permits to telecommunication businesses.

Licenses.   Bakcell has a license, issued by the Ministry of Communications, to provide wireless telecommunications services in the 900 MHz frequency range. The license was granted in May 1996 and is valid until January 1, 2016, and is renewable for 20-year periods.

Interconnection.   Bakcell has an interconnection agreement with the state-owned telephone company, Aztelecom, which allows mutual network access, including access to Aztelecom's international and inter-city switches and its domestic subscribers.

Transfer Restrictions/Foreign Ownership.   There are no restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership. The communications law recognizes the right of foreign individuals and legal entities to own and operate telecommunication facilities, networks and devices.

Foreign Exchange/Dividends Limitations.   Companies organized under Azerbaijani law are subject to Azerbaijan's currency control law, which is administered by Azerbaijan's central bank, the National Bank of Azerbaijan. The currency control law allows the National Bank of Azerbaijan to place restrictions on transactions involving payment in foreign currency on terms of more than 180 days for orders placed abroad and on certain advance payments made in foreign currency for goods ordered from abroad. There are also certain restrictions on transfers of funds in foreign currency designated for the purchase of foreign securities, direct foreign investment and ownership of immovable property located abroad. At present, the National Bank of Azerbaijan has not exercised its right to impose these restrictions. Payment of dividends is not restricted by the currency control legislation or by the communications law but dividend payments are generally subject to a 15% withholding tax rate although this rate varies according to the terms of various double-taxation treaties. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Azerbaijan—Dividends" and "Dividend Policy."

Asia Operations

Hong Kong

Overview.   Hong Kong was one of the first cities in the world to establish wireless communications services. Hong Kong's wireless communications market has been private from inception and is highly competitive, with six wireless operators currently providing services.

Regulatory Bodies/Enforcement.   The Telecommunications Authority of Hong Kong is the principal telecommunications regulator in Hong Kong and is responsible for administering the Hong Kong telecommunication law.

The Office of the Telecommunications Authority, or OFTA, assists the Telecommunications Authority in administering and enforcing the provisions of the Hong Kong telecommunications law, including regulating and licensing telecommunication network services. The Hong Kong Information Technology and Broadcasting Bureau is responsible for providing the necessary regulatory framework and setting standards for the telecommunications industry in Hong Kong as well as promoting the information technology, Internet, broadcasting and film industries.

Licenses.   Under the Hong Kong telecommunications law, companies that establish and maintain a means of telecommunication in Hong Kong are, subject to certain exemptions, required to obtain a licence from the Hong Kong Telecommunications Authority. Under the current Hong Kong telecommunications regulatory regime, a mobile communications business requires a Public Radiocommunications Services, or PRS, license.

A PRS licence is non-exclusive and the licensee must operate in a manner satisfactory to the Hong Kong Telecommunications Authority in accordance with the specifications contained in the license.

Interconnection. HTCL has interconnection agreements with all significant telecommunications operators in Hong Kong.

Transfer Restrictions/Foreign Ownership. There are no government restrictions on our ability to transfer our ownership interests in HTCL. There are no significant restrictions on foreign ownership of telecommunications companies or the repatriation of earnings from such ownership.

Foreign Exchange/Dividend Limitations. There are no significant government restrictions on converting Hong Kong dollars into U.S. dollars or the payment or repatriation of dividends. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Hong Kong—Dividends" and "Dividend Policy."

Recent Regulatory Developments. The Legislative Council of Hong Kong has passed the Telecommunication (Amendment) Ordinance 2000 which has been in force since June 16, 2000. The ordinance aims to strengthen the pro-competition powers of the Hong Kong Telecommunications Authority. The ordinance introduces, for the first time, laws in the telecommunications sector prohibiting specified anti-competitive practices, giving the Telecommunications Authority power to regulate interconnection activity and regulating access rights to ensure the ability of wireless communications companies to place the equipment necessary for the operation of their networks. In March 2000, the Hong Kong Telecommunications Authority issued an industry consultation paper seeking public views on the future licensing and regulatory framework for 3G mobile services in Hong Kong.

Pakistan

Overview. The government of Pakistan started the deregulation of the state controlled telecommunication industry with the issuance in the early 1990s of three cellular mobile licenses, including one to Mobilink. These licenses were issued for initial periods of 15 years, subject to termination for violation of license terms. The licenses provide that during the initial period, no other cellular licenses would be issued by the government of Pakistan. This exclusivity, however, was subsequently withdrawn through an amendment to the law, and a fourth license was issued to a subsidiary of Pakistan Telecommunication Company Limited, or PTCL, which has announced that it will commence service sometime in early 2001. In 1996, the Pakistani government began the privatization of the Pakistani fixed line national telecommunications system.

Regulatory Bodies/Enforcement. The Pakistan Telecommunication Authority regulates telecommunication services in Pakistan and is required by the Pakistani telecommunication law to ensure that the rights of the licensees and consumers are duly protected.

License. Mobilink has been granted a license to establish, maintain and operate a cellular mobile telephone system within the territory of Pakistan. The license expires in 2007 and may be renewed at the discretion of the government of Pakistan and the Pakistan Telecommunication Authority subject to satisfactory performance. Mobilink has also been issued licenses to establish, maintain and operate trunked radio service and voice mail service. We anticipate that a license to provide SMS will be issued shortly. Mobilink is required by license, and the applicable laws, to maintain confidentiality of communications, unless the Government requires interception for reasons of national security. In addition, Mobilink is required to pay a royalty of approximately four percent of its gross sales revenue and approximately four percent of net profit after tax.

Interconnection.   Mobilink has entered into an interconnect agreement with PTCL, the exclusive provider of wireline telephone services in Pakistan. This agreement entitles Mobilink to the benefit of any more favorable terms which may be agreed upon by PTCL and other operators. The interconnect agreement comes up for renewal in September 2000. In the event that PTCL refuses to renew this agreement, recourse can be made to the Pakistan Telecommunication Authority, which is authorized by the terms of the telecommunications law to provide guidelines for and to determine the terms of interconnection arrangements between licensees.

Transfer Restrictions/Foreign Ownership.   There are no government restrictions on our ability to transfer our ownership interests in Mobilink. The license in favor of Mobilink recognizes the fact that there is substantial foreign investment involved in Mobilink and expressly permits repatriation of foreign capital and remittance of profits under Pakistani laws, including the Foreign Exchange Regulation Act 1947 and the Foreign Private Investment Promotion and Protection Act 1976. Under those statutes and the regulations issued by the State Bank of Pakistan, shares of Mobilink held by nonresidents are issued on a repatriable basis and can be transferred to other nonresidents on the same basis, subject to the condition that consideration should be paid in foreign currency outside of Pakistan.

Foreign Exchange/Dividend Limitations.   The nonresident shareholders of Mobilink, including us, are entitled to repatriate the proceeds out of Pakistan if their shares are sold, and the dividend payments received on their shares, by obtaining foreign currency through the State Bank of Pakistan Authorized Dealers. For a period of time, starting in May 1998, the State Bank of Pakistan stopped offering this facility but has now restored the facility. Pakistan also has an open foreign exchange market in which its currency can be freely converted into foreign currency. However, foreign currency is generally traded in this legal open foreign exchange market at a premium from the official exchange rate fixed/sanctioned by the State Bank of Pakistan Authorized Dealers.

Companies, such as Mobilink, are permitted by the Companies Ordinance 1984 to declare dividends out of their profits. Dividends are recommended by the board of directors and are approved or declared by the shareholders. The shareholders may not declare dividends in excess of the amount recommended by the directors. Dividends paid to U.S. residents are subject to withholding tax of 15%. For more restrictions on our ability to receive dividends, see "Our Relationships with Our Operating Companies—Pakistan—Dividends" and "Dividend Policy."

Monopolies Restriction.   Under the 1970 Monopolies and Restrictive Trade Practices Ordinance, the Monopolies Control Authority can require a private company, such as Mobilink, having assets in excess of certain specified limits, to convert itself into a public company in which no individual controls 50% or more of the shares. Generally, due to judgments by the High Courts and recent policy of the Government of Pakistan, the Monopolies Control Authority does not require companies having substantial foreign equity to convert themselves into public companies.

PRINCIPAL STOCKHOLDER

Prior to this offering, all of the outstanding shares of our common stock will be owned by Motorola. After this offering, Motorola will own approximately   % of the outstanding shares of our common stock, or about   % if the underwriters exercise their over-allotment option in full. Except for Motorola, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. Motorola's executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Its telephone number is (847) 576-5000.

DESCRIPTION OF CAPITAL STOCK

Under our restated certificate of incorporation, our authorized capital stock is   shares, of which   shares are common stock, par value $0.01 per share, and   shares are preferred stock, par value $0.01 per share.

The following descriptions are summaries of the material terms of our restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and these descriptions are qualified in their entirety by reference to, our restated certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock will be entitled to one vote per share held of record with respect to each matter presented to our stockholders on which the holders of our common stock are entitled to vote. Subject to preferences granted to outstanding series of preferred stock, if any, or as may otherwise be required by law or the restated certificate of incorporation, the common stock will be the only capital stock we issue which is entitled to vote in the election of directors. The common stock will not have cumulative voting rights.

Subject to preferences granted to outstanding series of preferred stock, if any, holders of our common stock are entitled to receive any dividends as may be lawfully declared by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock will be entitled to receive any assets that are available for distribution to stockholders after payment of the full amounts necessary to satisfy any preferential or participating rights of holders of each outstanding series of preferred stock, if any.

Our outstanding shares of common stock are, and the shares of common stock being offered in this offering will be upon payment therefor, fully paid and nonassessable. Holders of our common stock will have no preemptive, subscription or conversion rights. Our board may issue additional shares of authorized common stock from time to time, without approval of our stockholders, except as required by applicable stock exchange requirements.

Preferred Stock

Our board has the authority, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series. The board may also fix the numbers of shares of each series and the designation, powers, privileges, preferences and rights of the shares of each such series, which may differ by series.

The issuance of preferred stock, while providing the desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of our outstanding voting stock. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of that series to block any proposed transaction. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although our board is required to make any determination to issue any series of preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

No shares of preferred stock are currently outstanding, and we have no current plans to issue any shares of preferred stock.

Limitation on Liability of Directors

Our restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, that a director of Propel will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time:

- for any breach of the director's duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

- for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter our shareholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though an action, if successful, might otherwise have benefited us and our stockholders.

Section 203 of the Delaware General Corporation Law

We have elected to be governed by the provisions of Section 203 of the DGCL following the time when Motorola directly or indirectly ceases to be the owner, in the aggregate, of voting stock representing 50% or more of the votes entitled to be cast by the holders of all of our then outstanding shares of voting stock. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the time such stockholder became an interested stockholder, unless:

- prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a business combination includes:

- any merger or consolidation of the corporation with the interested stockholder;

- any sale, lease, exchange or other disposition, except proportionately as a stockholder of the corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

- specified transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

- specified transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; or

- specified transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an interested stockholder generally is

- any person that owns 15% or more of the outstanding voting stock of the corporation;

- any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

- the affiliates or associates of any such person.

Motorola and its affiliates, however, are excluded from the definition of interested stockholder under the terms of Section 203. Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Material Provisions of the Restated Certificate of Incorporation and Bylaws

Our bylaws contain provisions requiring that advance notice be delivered to us of any business to be brought by any stockholder before an annual meeting of stockholders and providing for certain procedures to be followed by our stockholders in nominating persons for election to our board. Generally, such advance notice provisions provide that the stockholder must give written notice to our secretary not less than 90 days nor more than 120 days before the scheduled date of our annual meeting of stockholders. The notice must contain specific information regarding the stockholder and the business desired to be brought before the meeting or information regarding the proposed director nominee, as described in the bylaws. This provision of our bylaws does not apply to Motorola and its affiliates while it and its affiliates own more than a majority of our common stock.

Our restated certificate of incorporation provides that, except as may be provided therein or in the resolution or resolutions providing for the issuance of any series of preferred stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the whole board as that term is defined in our restated certificate of incorporation, but shall not be less than three. Our restated certificate of incorporation provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of such class, except that the initial terms of the three classes expire at the annual meeting of stockholders in 2001, 2002 and 2003, respectively. For more information regarding our directors, see "Management—

Directors and Executive Officers of Propel." Until the time when Motorola and its affiliates own less than a majority of our outstanding stock, which we refer to as the trigger date, a director of Propel may be removed with or without cause. After the trigger date a director may be removed only for cause.

Our restated certificate of incorporation provides that after the trigger date stockholders may not act by written consent in lieu of a meeting. After the trigger date, special meetings of our stockholders may be called only by the board and may not be called by the stockholders. The bylaws may be amended by the board or at any annual or special meeting of the stockholders by the affirmative vote of the holders of at least a majority of the aggregate voting power of our outstanding capital stock entitled to vote, provided that amendment of specified provisions of the bylaws require the affirmative vote of the holders of at least 66⅔% of the voting power of our outstanding capital stock entitled to vote in the election of directors, which we refer to as the voting stock.

Our restated certificate of incorporation also contains a fair price provision that applies to specified business combination transactions involving any person or group that has announced or publicly disclosed a plan or intention to become the beneficial owner of at least 10% of our outstanding voting stock, other than Motorola until immediately following the date on which Motorola shall cease to be a beneficial owner of 10% of the outstanding voting stock. The fair price provision requires the affirmative vote of the holders of at least 66⅔% of the voting stock not beneficially owned by the interested stockholder or the approval by a majority of our continuing directors, as defined in our restated certificate of incorporation, to approve business combination transactions between the interested stockholder and Propel or its subsidiaries, or approve any agreement or other arrangement providing for such business combination transactions, including:

- any merger or consolidation;

- any sale, lease, exchange, mortgage, pledge, transfer or other disposition or other arrangement with or for the benefit of the interested shareholder involving the assets of Propel or its subsidiaries having a fair market value of $25 million or more;

- the adoption of any plan or proposal for our liquidation or dissolution or any change to or exchange of our capital stock; and

- specified reclassifications of our securities or our recapitalization.

This voting requirement will not apply to transactions, including any transaction involving the payment of consideration to holders of our outstanding capital stock in which the following conditions, among others, are met:

- the consideration to be received by the holders of each class of our capital stock is at least equal to the greater of:

  (x) the highest per share price paid for shares of such class by the interested stockholder in the two years prior to the proposed business combination or in the transaction in which it became an interested stockholder, whichever is higher; or

  (y) the fair market value of the shares of such class on the date of the announcement of the proposed business combination or the date on which it became an interested stockholder, whichever is higher; and

- the consideration to be received by the holders of each class of our capital stock is in the same form and amount as that paid by the interested stockholder in connection with its acquisition of that class of capital stock.

This provision could have the effect of delaying or preventing a change in control of Propel in a transaction or series of transactions that did not satisfy the fair price criteria.

The provisions of our restated certificate of incorporation relating to our board of directors, the limitation of actions by our stockholders taken by written consent, the calling of special meetings and other stockholder actions and proposals, and the amendment of specified provisions of our bylaws by our stockholders may be amended only by the affirmative vote of the holders of at least 80% of the voting stock. The "fair price" provisions may be amended by the affirmative vote of the holders of at least 66⅔% of the voting stock, excluding the interested stockholder, unless such amendment is unanimously recommended by our Board of Directors, a majority of whom are continuing directors.

The foregoing provisions of our restated certificate of incorporation and bylaws, together with the provisions of Section 203 of the DGCL, could have the following effects, among others:

- delaying, deferring or preventing a change in control;

- delaying, deferring or preventing the removal of existing management;

- deterring potential acquirors from making an offer to our stockholders; and

- limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Material Transactions and Corporate Opportunities

Our restated certificate of incorporation sets forth various provisions which regulate and define the conduct of our specified business and affairs, from the time of the completion of the offering until the time Motorola ceases to be the owner of at least 5% of the voting power that may be exercised by all the outstanding shares of our common stock. These provisions serve to determine and delineate our and Motorola's respective rights and duties, including Motorola's affiliated companies, and of our specified directors and officers, in anticipation that:

- those directors, officers and employees of Motorola may serve as our directors;

- Motorola engages in and is expected to continue to engage in lines of business that are the same, similar or related to, overlap or compete with our lines of business; and

- we and Motorola will engage in material business transactions, including without limitation pursuant to the WDS distribution agreement.

We may, from time to time, enter into and perform agreements with Motorola to engage in any transaction, to compete or not to compete with each other or to allocate, or to cause each of our respective directors, officers and employees to allocate, corporate opportunities between themselves. Our restated certificate of incorporation provides that no such agreement, or the performance of any such agreement, shall be considered contrary to any fiduciary duty of Motorola, as our controlling shareholder, any of its affiliates or of any of our or our affiliates' directors, officers or employees who is also a director, officer or employee of Motorola or any of its affiliates, if:

- that agreement was entered into before we ceased to be a wholly owned subsidiary of Motorola and is continued in effect after that time; or

- the agreement or transaction was approved, after being made aware of the material facts of the relationship between us and Motorola and the material terms and facts of the agreement or transaction, by:

  - our board of directors, by affirmative vote of a majority of directors who are not persons or entities with a material financial interest in the transaction, an interested person;

- by a committee of our board of directors consisting of members who are not interested persons, by affirmative vote of a majority of those members; or

- by one or more of our officers or employees who is not an interested person and who was authorized by our board of directors or committee thereof, as outlined in the above subparagraphs; or

- the agreement or transaction was fair to us as of the time we entered into it; or

- the agreement or transaction was approved by the affirmative vote of the holders of a majority of the shares of our common stock entitled to vote, excluding Motorola, any of its affiliates and any interested person.

The provisions of our restated certificate of incorporation with regard to these transactions or corporate opportunities shall terminate at such time as when Motorola shall cease to be the owner of at least 5% of the voting power that may be exercised by all the outstanding shares of our common stock; provided, however, that any termination shall not terminate the effect of these provisions with respect to:

- any agreement between us and Motorola or any affiliated company that was entered into before that time or any transaction entered into in the performance of the agreement, whether entered into before or after that time; or

- any transaction entered into between us and Motorola or any affiliated company or the allocation of any opportunity between us before that time.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is   .

SHARES ELIGIBLE FOR FUTURE SALE

The   shares of our common stock sold in the offering, or   shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act, except for any shares which may be acquired by an "affiliate" of Propel as that term is defined in Rule 144 under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

The shares of our common stock that will continue to be held by Motorola after the offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Motorola in the open market after the offering, subject to certain contractual lockup provisions and the applicable requirements of Rule 144, both of which are described below. We have granted registration rights to Motorola. For more information about these rights, see "Our Relationship with Motorola—Registration Rights Agreement."

Generally, Rule 144 provides that a person who has beneficially owned restricted securities for at least one year will be entitled to sell on the open market in brokers' transactions within any three-month period a number of shares that does not exceed the greater of:

- 1% of the then outstanding shares of common stock; and

- the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to certain post-sale notice requirements and the availability of current public information about us.

In the event that any person other than Motorola who is deemed to be an affiliate purchases shares of our common stock pursuant to the offering or acquires shares of our common stock pursuant to our employee benefit plan, those shares are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction or registration under the Securities Act.

Sales of substantial amounts of our common stock in the open market, or the availability of shares for sale, could adversely affect the market price of our common stock. Motorola has announced that it currently plans to complete our divestiture by distributing all of the shares of our common stock which it owns to the holders of its common stock. The shares to be distributed by Motorola will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates who would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.

Lockup Agreements

We and Motorola and all of our executive officers and directors and our employees holding shares of common stock or options exercisable following this offering have signed agreements under which we and they have agreed not to transfer, dispose of or hedge, any shares of common stock or any securities convertible into, exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior consent of the representatives of the underwriters.

Rule 701

In general, under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory share plan or other written agreement is eligible to resell these shares 90 days after the effective date of this offering in reliance on

Rule 144, but without compliance with some restrictions, including the holding period, contained in Rule 144.

Stock Option Plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering   shares of common stock reserved for issuance under our stock option plans. We intend to file the registration statement as soon as possible after the completion of this offering. Accordingly, shares registered under the registration statement will, subject to vesting provisions, Rule 144 volume limitations and lockup agreements, in each case, as applicable, be available for sale in the open market immediately after the consummation of this offering.

Registration Rights

Pursuant to a registration rights agreement, upon completion of this offering, Motorola, the holder of approximately   shares of our common stock, is entitled to request that we register their shares under the Securities Act or have their shares included in a future registration statement, which we may file. After these shares are registered, they will become freely tradable without restriction under the Securities Act. Motorola has informed us that it currently intends to divest itself of the remaining shares of our common stock that it owns by distributing these shares to the holders of its common stock. A distribution of a substantial amount of our common stock by Motorola could adversely affect the market price of our stock. For a description of these rights, see "Our Relationship with Motorola—Registration Rights Agreement".

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. For this purpose, the term "Non-U.S. Holder" is defined as any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on currently existing provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to Non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular Non-U.S. Holders in light of their personal circumstances, nor does it discuss certain tax provisions which may apply to individuals who relinquish their U.S. citizenship or residence.

An individual may, subject to certain exceptions, be deemed to be a resident alien as to the United States, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction, or non-U.S. taxing jurisdiction.

Distributions

We do not intend to pay dividends on our common stock in the foreseeable future. See "Dividend Policy." However, if distributions are paid on shares of common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed those earnings and profits, the distributions will constitute a return of capital that is applied against, and will reduce, your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our stock. Dividends paid to a Non-U.S. Holder of our common stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower federal income tax rate under an income tax treaty, a Non-U.S. Holder of common stock must properly file with the payor an IRS Form 1001 or Form W-8 BEN, or substitute form, claiming or certifying to an exemption from or reduction in withholding under such tax treaty.

Currently, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, withholding on distributions made after December 31, 2000 may be on less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

Any dividends paid on shares of common stock to a Non-U.S. Holder will not be subject to withholding tax, but instead are subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates if:

- dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder; and

- an IRS Form 4224 or Form W-8 ECI, or substitute form certifying the exemption, is filed with the payor.

Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional United States "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000, however, a Non-U.S. Holder generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless the Non-U.S. Holder complies with Internal Revenue Service certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under specified circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing a claim for refund with the IRS provided the required information is furnished in a timely manner.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

(1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder;

(2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

(3) Propel is or has been a "U.S. real property holding corporation," or a "USRPHC", for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of the disposition or the period during which the Non-U.S. Holder held the common stock, as discussed below.

An individual Non-U.S. Holder who falls under clause (1) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder who falls under clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

A Non-U.S. Holder that is a foreign corporation falling under clause (1) above will be taxed on its gain under regular graduated U.S. federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

A corporation is a USRPHC if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of its U.S. and foreign real property interests and any other assets used or held for use by the corporation in a trade or business. Based on its current and anticipated assets, Propel believes that it has never been, is not currently, and is likely not to become, a USRPHC. However, since the determination of USRPHC status is based upon the composition of the assets of Propel from time to time, and because there are uncertainties in the application of certain relevant rules, there can be no assurance that Propel will not become a USRPHC in the future. If Propel were to become a USRPHC, then gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would be subject to U.S. federal income tax unless both

- the common stock was "regularly traded" on an established securities market within the meaning of applicable Treasury regulations; and

- the Non-U.S. Holder actually or constructively owned 5% or less of our common stock during the shorter of the five-year period preceding such disposition or the Non-U.S. Holder's holding period.

Non-U.S. Holders should consult their tax advisors concerning any U.S. tax consequences that may arise if Propel were to become a USRPHC.

Federal Estate Tax

Common stock owned or treated as owned by an individual that is not a U.S. citizen or resident of the United States (as determined under U.S. federal estate tax laws) at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

Propel must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the U.S. tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or certain other agreements.

Backup withholding is imposed at the rate of 31% on certain payments to persons that fail to furnish identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-U.S. Holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person. In the case of dividends paid after December 31, 2000, the recently finalized Treasury Regulations pertaining to U.S. federal withholding tax provide that a Non-U.S. Holder generally will be subject to withholding tax at a 31% rate unless specified IRS certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures, are complied with, directly or under certain circumstances through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on common stock at addresses inside the United States to Non-U.S. Holders that fail to provide identifying information in the manner required. These recently finalized Treasury regulations for withholding provide presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless certification from the holder of its status is provided.

Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and other specified conditions are met or the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

UNDERWRITING

Propel and the underwriters for the U.S. offering named below, the "U.S. underwriters," have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the U.S. underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co	
Morgan Stanley & Co. Incorporated	
Total	

If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional   shares from Propel to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by Propel. Such amounts are shown assuming both no exercise and full exercise of the U.S. underwriters' option to purchase   additional shares.

	Paid by Propel	
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the U.S. underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the U.S. underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the U.S. underwriters to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

Propel has entered into underwriting agreements with the underwriters for the sale of   shares outside of the United States. The terms and conditions of both offerings are the same and the sale of shares in both offerings are conditioned on each other. Goldman Sachs International and Morgan Stanley & Co. International Limited are representatives of the underwriters for the international offering outside the United States as the international underwriters. Propel has granted the international underwriters a similar option to purchase up to an aggregate of an additional   shares.

The underwriters for both of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of a distribution of the shares. The underwriters also have agreed that they may sell shares among each of the underwriting groups.

Propel and Motorola have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offerings, there has been no public market for the shares. The initial public offering price has been negotiated among Propel and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Propel's historical performance, estimates of the business potential and earnings prospects of Propel, an assessment of Propel's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply for quotation of the common stock on the Nasdaq National Market under the symbol "PRPL."

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Propel in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Propel's stock, and together with the imposition of the penalty bid may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Propel estimates that its share of the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $.

Propel has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

From time to time, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated have provided, and continue to provide, investment banking services to Motorola, Propel and some of the operating companies for which they have received customary fees and commissions.

LEGAL MATTERS

The validity of the common stock offered hereby and certain other legal matters will be passed upon for Propel by Kirkland & Ellis, a partnership including professional corporations, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

The consolidated financial statements of Propel, Inc. and subsidiaries as of December 31, 1998 and 1999 and for each of the years in the three year period ended December 31, 1999, have been included in the registration statement, of which this prospectus forms a part, in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP indicates reliance on other auditors with respect to financial statements of certain affiliates of Propel that are accounted for in Propel's consolidated financial statements using the equity method of accounting, as indicated in their report. Such report indicates that it is subject to the consummation of the transaction described in Note 18 of the notes to the consolidated financial statements.

The financial statements of Compañia de Radiocomunicaciones Móviles S.A. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of PricewaterhouseCoopers, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Baja Celular Mexicana, S.A. de C.V. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of Mancera-Ernst & Young International, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Entel Telefonía Personal S.A. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of Deloitte & Touche, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Tricom, S.A. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Global Telecom S.A. as of December 31, 1998 and 1999, and for the period from inception on April 8, 1998 and the year ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG Auditors Independantes, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Abiatar S.A. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of PricewaterhouseCoopers, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Pelephone Communications Ltd. as of December 31, 1998 and 1999, and for the period from inception on May 5, 1998 through December 31, 1998 and the year ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of Somekh Chaikin (a member firm of KPMG International), independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of MobiNil For Telecommunications as of December 31, 1998 and 1999, and for each of the years in the two-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG Hazem Hassan, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of UAB Omnitel as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of KPMG Lietuva, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Pella Investment Company as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of Saba & Co., independent auditors, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Hutchison Telephone Company Limited as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in the registration statement of which this prospectus forms a part in reliance upon the report of PricewaterhouseCoopers, independent auditors, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG indicates that Tricom S.A. changed its method of accounting for reorganization costs effective January 1, 1999.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement, of which this prospectus is a part, under the Securities Act relating to the common stock we are offering. This prospectus does not contain all of the information that is in the registration statement. For further information with respect to the company and its common stock, you should refer to the registration statement and its exhibits and schedules. You may review and copy our registration statement, including its exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS

PROPEL, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 1997, 1998, and 1999
(With Independent Auditors' Report Thereon)

PROPEL, INC. AND SUBSIDIARIES

Table of Contents

When the transaction described in Note 18 of the Notes to the Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Propel, Inc.:

We have audited the accompanying consolidated balance sheets of Propel, Inc. and Subsidiaries, a wholly-owned subsidiary of Motorola, Inc. as of December 31, 1998 and 1999 and the related consolidated statements of operations, stockholder's equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Compania de Radiocomunicaciones Moviles S.A. and Subsidiary, Baja Celular Mexicana, S.A. de C.V., Entel Telefonia Personal S.A. and Subsidiaries, Abiatar S.A., Pella Investment Company, and Hutchison Telephone Company Limited and Subsidiary, all of which are affiliates that are reflected in the accompanying consolidated financial statements using the equity method of accounting. The Company's investment in and advances to these affiliates as of December 31, 1998 and 1999, was $264,650,000 and $313,834,000, respectively, and its share of earnings (losses) of these affiliates was $9,495,000, $18,736,000, and $44,400,000 for the years ended December 31, 1997, 1998 and 1999, respectively, as reflected in Note 8. These financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Propel, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois
June 21, 2000,
except as to Note 18,
which is as of   .

PROPEL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1998 and 1999
and March 31, 2000 (Unaudited)

(In thousands of US dollars)

	December 31, 1998	December 31, 1999	March 31, 2000 (Unaudited)
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$ 13,480	$ 18,768	$ 13,653
Accounts receivable, net, including accounts receivable from related parties of $19,720, and $14,051 as of December 31, 1998 and 1999, respectively	42,904	51,164	54,657
Inventory, net	15,468	27,879	24,725
Other current assets	1,956	1,381	4,036
Total Current Assets	73,808	99,192	97,071
Property and equipment, net	65,515	113,772	122,303
Investment securities	13,285	684,156	222,209
Investments in and advances to affiliates	645,072	667,888	674,695
Intangible assets, net	328,348	319,851	323,058
Other assets	4,360	10,421	10,165
Total Assets	$1,130,388	$1,895,280	$1,449,501
LIABILITIES AND STOCKHOLDER'S EQUITY			
CURRENT LIABILITIES:			
Accounts payable:			
Trade	$ 13,641	$ 18,045	$ 15,373
Related parties	15,092	23,473	30,139
Accrued liabilities	18,638	38,775	38,040
Notes payable and current portion of long term debt - related parties	22,592	76,363	152,303
Other current liabilities	831	3,360	2,530
Total Current Liabilities	70,794	160,016	238,385
LONG-TERM LIABILITIES:			
Long term debt - related parties, less current portion	71,500	75,940	—
Deferred tax liabilities	133,947	400,743	218,877
Other noncurrent liabilities	9,974	10,068	10,061
Total Liabilities	$ 286,215	$ 646,767	$ 467,323
STOCKHOLDER'S EQUITY:			
Preferred stock, $ par value, shares authorized, none issued and outstanding	$ —	$ —	$ —
Common stock, $.01 par value 1,000 shares authorized, issued, and outstanding as of December 31, 1999 and March 31, 2000	—	—	—
Stockholder's net equity	1,055,073	1,078,940	1,083,682
Accumulated other comprehensive income (loss), net of tax	(210,900)	169,573	(101,504)
Total Stockholder's Equity	844,173	1,248,513	982,178
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,130,388	$1,895,280	$1,449,501

See accompanying notes to consolidated financial statements.

PROPEL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 1997, 1998, and 1999
And Three Months Ended March 31, 1999 And 2000 (Unaudited)

(In thousands of US dollars)

	Year ended December 31,			Three months ended March 31,	
	1997	**1998**	**1999**	**1999**	**2000**
				(Unaudited)	
Revenues, including sales to related parties of $80,554, $121,897, and $110,581 for the years ended December 31, 1997, 1998, and 1999, respectively	$160,903	$226,347	$382,898	$121,613	$86,530
Operating expenses:					
Cost of services and products	120,065	167,823	296,989	101,335	60,652
Selling, general, and administrative	52,613	54,880	78,980	20,333	22,741
Depreciation and amortization	28,170	33,041	37,608	9,574	10,986
Total operating expenses..................	200,848	255,744	413,577	131,242	94,379
Operating income (loss)	(39,945)	(29,397)	(30,679)	(9,629)	(7,849)
Share of earnings (losses) of affiliates	44,168	47,578	(31,973)	(6,278)	(2,275)
Interest expense........................	6,618	14,611	12,541	4,337	4,463
Other (income) expense, net...............	(50,226)	(25,360)	(48,835)	(5,418)	(5,298)
Earnings (loss) before income taxes	47,831	28,930	(26,358)	(14,826)	(9,389)
Income tax expense (benefit)	7,674	(1,001)	16,618	1,955	(1,678)
Net earnings (loss)......................	$ 40,157	$ 29,931	$(42,976)	$(16,781)	$(7,711)
Pro forma earnings (loss) per share..........			$		$

See accompanying notes to consolidated financial statements.

PROPEL, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholder's Equity and Comprehensive Income (Loss)

Years Ended December 31, 1997, 1998, and 1999
And Three Months Ended March 31, 2000 (Unaudited)

(In thousands of US dollars)

| | Common stock | | Stockholder's net equity | Accumulated other comprehensive income (loss) | | Total stockholder's equity |
	Shares	Amount		Foreign currency translation adjustments	Unrealized gains (losses) on available for sale securities	
Balance at December 31, 1996	—	—	$ 622,693	$(155,308)	$ —	$ 467,385
Net earnings	—	—	40,157	—	—	40,157
Other comprehensive income (loss):						
Foreign currency translation adjustments	—	—	—	(15,998)	—	(15,998)
Comprehensive income (loss)						24,159
Gains in connection with issuances of stock by affiliates, net of tax of $4,211	—	—	6,381	—	—	6,381
Transfers from Parent	—	—	178,360	—	—	178,360
Balance at December 31, 1997	—	—	847,591	(171,306)	—	676,285
Net earnings	—	—	29,931	—	—	29,931
Other comprehensive income (loss):						
Foreign currency translation adjustments	—	—	—	(39,594)	—	(39,594)
Comprehensive income (loss)						(9,663)
Gains in connection with issuances of stock by affiliates, net of tax of $6,502	—	—	9,857	—	—	9,857
Transfers from Parent	—	—	167,694	—	—	167,694
Balance at December 31, 1998	—	—	1,055,073	(210,900)	—	844,173
Issuance of common stock	1,000	—			—	
Net loss	—	—	(42,976)	—	—	(42,976)
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	(21,179)	—	(21,179)
Unrealized gains (losses) on available for sale securities, net of tax of $261,034	—	—	—	—	401,652	401,652
Comprehensive income (loss)						337,497
Gains in connection with issuances of stock by affiliates, net of tax of $34	—	—	121	—	—	121
Transfers from Parent	—	—	66,722	—	—	66,722
Balance at December 31, 1999	1,000	—	1,078,940	(232,079)	401,652	1,248,513
Net loss (unaudited)	—	—	(7,711)	—	—	(7,711)
Other comprehensive income:						
Foreign currency translation adjustments (unaudited)	—	—	—	8,474	—	8,474
Unrealized gains (losses) on available for sale securities, net of tax of $184,396 (unaudited)	—	—	—	—	(279,551)	(279,551)
Comprehensive income (loss)						(278,788)
Transfers from Parent (unaudited)	—	—	12,453	—	—	12,453
Balance at March 31, 2000 (unaudited)	1,000	—	$1,083,682	$(223,605)	$ 122,101	$ 982,178
Three months ended March 31, 1999 (unaudited):						
Comprehensive income (loss):						
Net loss						$ (16,781)
Other comprehensive income (loss):						
Foreign currency translation adjustments						9,101
Comprehensive income (loss)						$ (7,680)

See accompanying notes to consolidated financial statements.

PROPEL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 1997, 1998, and 1999
And Three Months Ended March 31, 1999 and 2000 (Unaudited)

(In thousands of US dollars)

	Year ended December 31,			Three months ended March 31,	
	1997	1998	1999	1999	2000
				(unaudited)	
Cash flows from operating activities:					
Net earnings (loss)	$ 40,157	$ 29,931	$(42,976)	$(16,781)	$ (7,711)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:					
Depreciation and amortization	28,170	33,041	37,608	9,574	10,986
Share of (earnings) losses of affiliates	(44,168)	(47,578)	31,973	6,278	2,275
Net gain on sale of interests in affiliates and investment securities	(44,200)	(31,500)	(39,100)	—	—
Write down of investment	—	7,281	—	—	—
Deferred income taxes	(6,466)	(3,934)	9,347	4,525	(71)
Changes in operating assets and liabilities:					
Accounts receivable	10,784	(15,231)	(8,260)	(44,325)	(3,493)
Inventory	(2,506)	(4,458)	(12,411)	(8,744)	3,154
Other assets	538	4,017	(5,527)	(10,848)	(4,469)
Accounts payable and accrued liabilities	(7,591)	18,955	32,932	43,916	(441)
Other liabilities	5,491	(864)	(2,529)	—	—
Net cash provided by (used in) operating activities	(19,791)	(10,340)	1,057	(16,405)	230
Cash flows from investing activities:					
Capital expenditures	(24,166)	(18,939)	(58,270)	(8,906)	(11,857)
Payment for investment securities	—	—	(10,492)	—	(2,000)
Investments in and advances to affiliates	(50,235)	(152,730)	(87,445)	3,215	(791)
Cash paid for acquisition of additional interest in subsidiaries	(123,045)	(22,661)	—	—	—
Proceeds from sale of interest in affiliates and investment securities	51,280	33,514	41,625	—	—
Other investing activities, net	866	(1,839)	(6,549)	(3,964)	(6,825)
Net cash used in investing activities	(145,300)	(162,655)	(121,131)	(9,655)	(21,473)
Cash flows from financing activities:					
Transfers from Parent, net	178,360	167,694	66,722	14,816	12,453
Proceeds from notes payable and long-term debt-related party, net	74,942	5,460	58,211	5,294	3,668
Payments on bank loans	(80,978)	—	—	—	—
Net cash provided by financing activities	172,324	173,154	124,933	20,110	16,121
Effect of exchange rate changes on cash and cash equivalents	(194)	(2,942)	429	197	7
Net increase (decrease) in cash and cash equivalents	7,039	(2,783)	5,288	(5,753)	(5,115)
Cash and cash equivalents at beginning of period	9,224	16,263	13,480	13,480	18,768
Cash and cash equivalents at end of period	$ 16,263	$ 13,480	$ 18,768	$ 7,727	$ 13,653
Supplemental disclosure of cash flow information:					
Taxes paid	$ 132	$ 4,905	$ 728	$ 597	$ 301

See accompanying notes to consolidated financial statements.

PROPEL, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 1997, 1998, and 1999
(In thousands of US dollars)
(All information subsequent to December 31, 1999 is unaudited)

NOTE 1—NATURE OF ORGANIZATION AND BUSINESS

Propel, Inc. and Subsidiaries (Propel or the Company) develops, operates, and owns interests in wireless communications businesses throughout the world. Propel is a wholly owned subsidiary of Motorola, Inc. (Motorola or the Parent). Propel was incorporated as a Delaware corporation on February 24, 1999. It is currently Motorola's intention to effect an initial public offering of Propel common stock and ultimately divest its remaining interest in the Company. As described in Note 18, Motorola intends to contribute its ownership interests in the businesses that are included in these financial statements to Propel prior to the consummation of the contemplated offering.

Propel's consolidated operations include the operations of two of its wireless communication companies in Mexico (Norcel and Cedetel), its handset distribution business in Israel (WDS), and corporate activities in the United States. In addition Propel owns significant interests in fifteen wireless operating companies located in Mexico, Israel, Hong Kong, Egypt, Argentina, Brazil, Lithuania, Jordan, Chile, the Dominican Republic, Pakistan, Uruguay and Azerbaijan.

NOTE 2—BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared using Motorola's historical basis in the assets and liabilities of the Company and give effect to the contribution of Motorola's ownership interest in the businesses that will comprise Propel and the allocation policies described in Note 4 as of and for the periods presented. The consolidated financial statements reflect the results of operations, financial condition and cash flows of the Company as a component of Motorola and may not be indicative of the actual results of operations and financial position of the Company had it operated autonomously or as an entity independent of Motorola. Management believes the statements of operations include a reasonable allocation of administrative costs, which are described in Note 4, incurred by Motorola on behalf of Propel.

Propel's cash resources are managed under a centralized system wherein receipts are deposited to the Parent's corporate accounts and disbursements are centrally funded. Accordingly, settlement of certain assets and liabilities arising from common services or activities provided by the Parent and certain related-party transactions are reflected as transfers to Parent.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Propel, Inc. and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of estimates in the preparation of consolidated financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents are comprised of highly liquid investments with maturities at the date of purchase of less than three months.

Inventory and warranty costs

Inventories, which consist principally of wireless handsets and accessories, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Inventory reserves are established where technology or other reasons cause such items to have a reduction in value. Losses on sale of subsidized handsets to wireless subscribers are recognized at the time of sale.

Provisions for estimated costs related to product warranties are made at the time of sale.

Property and equipment

Property and equipment, including improvements that extend useful lives, are recorded at cost, while maintenance and repairs are charged to operations as incurred. Depreciation and amortization are calculated using the straight-line method based on estimated useful lives of up to 40 years for buildings, five to eight years for infrastructure and other equipment and three to ten years for other assets. Leasehold improvements are amortized over the shorter of the respective lives of the leases or the useful lives of the improvements.

Investment securities

Investment securities at December 31, 1998 and 1999 include available-for-sale equity securities recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

The cost method of accounting is applied to the Company's nonmarketable investments in companies where the Company does not exert significant influence—generally where the Company's voting interest is less than 20%. Under the cost method, the investment is recorded at cost, and income is recognized only to the extent distributed as dividends.

Write-downs to the carrying value of available-for-sale and cost method investments are recognized when the Company believes that a permanent impairment in value has occurred.

Investments in affiliates

The equity method of accounting is applied to the Company's noncontrolled investments in affiliates where the Company exerts significant influence—generally where the Company's voting interest is 20% to 50%. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of earnings or losses of the affiliate, limited, in the case of losses, to the extent of the Company's investment, loans and guarantees related to the affiliate.

Goodwill and other intangibles resulting from the acquisition of increased interests in affiliates are reflected as additional investment in affiliates. Goodwill is amortized on a straight-line basis over

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

periods not exceeding twenty years and other intangibles are amortized generally over three to five years on a straight-line basis. Amortization expense is recorded as a reduction to the Company's share of earnings (losses) of affiliates.

Write-downs to the carrying value of affiliates are recognized when the Company believes that a permanent impairment in value has occurred.

Issuances of common stock by affiliates

Changes in the Company's proportionate share of the underlying equity of an affiliate which result from issuance of additional equity securities by the affiliate are recognized as increases or decreases to stockholder's net equity.

Intangible assets

The Company's two consolidated wireless operating companies in Mexico, Norcel and Cedetel, hold licenses to provide wireless communications service. The initial cost of the licenses together with costs allocated to such licenses at the time of acquisition of increased interests in these companies are included in intangible assets and are being amortized on a straight-line basis over periods not exceeding 20 years. Licenses generally have provisions for renewal upon expiration. In addition, costs of acquisitions were allocated to customer base and workforce and are generally being amortized on a straight-line basis over a three to five year period. Goodwill resulting from acquisitions of increased interests in consolidated subsidiaries is also included in intangible assets and is amortized over periods not exceeding 20 years.

Impairment of long-lived assets

The Company reviews long-lived assets including intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The amount of the loss is the difference between the fair value and carrying value of the asset.

Income taxes

The Company's results of operations are included in the consolidated income tax return of Motorola. Current and deferred taxes are determined by the Company as if taxes were computed on a stand-alone basis. Current income taxes are settled through transfers from the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

For consolidated businesses and affiliates outside the United States that prepare financial statements in currencies other than the U.S. dollar, statement of operations amounts are translated at average exchange rates for the year, and assets and liabilities are translated at year-end exchange rates. These translation adjustments are presented as a component of other comprehensive income (loss). Gains and losses from foreign currency transactions and translation of assets and liabilities of foreign businesses that use the U.S. dollar as the functional currency (including those in countries with hyperinflationary economies) are included in the results of operations within other (income) expense.

Revenue recognition

Wireless service revenues arise mainly from the provision of access to the cellular network (network access fees), usage of the cellular network (incoming and outgoing airtime and long distance revenues), activation fees, roaming usage fees, and fees for value-added services. Access revenue is recognized over the period provided. Airtime (including net roaming) and long distance revenues are recognized when the services are rendered. Other service revenues are recognized as the service is provided.

Revenue associated with the sale of prepaid calling cards is deferred and recognized as the airtime is utilized or when the balances on the card expire.

Concentration of credit risks

The Company derives the majority of its revenues from individuals, businesses, and telecommunication companies. A significant weakening of a local economy, reflected in higher interest rates, higher inflation, or reduced purchasing power of the local currency caused by currency devaluation, could cause certain businesses and individuals to be unable to satisfy their obligations to the Company. The Company's allowance for doubtful accounts is based upon management's estimates and past experience.

Derivative financial instruments

The Company generally enters into derivative financial instruments only for hedging purposes. The Company currently does not hedge anticipated transactions nor its investments or accrued income in its affiliates. To the extent possible, the Company attempts to hedge its currency position by having equal and offsetting assets and liabilities in the same currencies to mitigate the impact of rate movements of the nonfunctional currency and as a substitute for financial instruments in markets where they are too expensive or not available.

At December 31, 1998 and 1999, the Company had net outstanding forward exchange contracts totaling $3,000 and $10,000, respectively. Deferred gains amounted to $16 and $0 as of December 31, 1998 and 1999, respectively.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

The carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and notes payable and long-term debt approximate fair value due to their relatively short-term maturity or variable interest rates.

Unaudited interim results

The accompanying unaudited interim consolidated financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000, have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation have been included. Results for an interim period are not necessarily indicative of expected results for the full fiscal year.

NOTE 4—PARENT ALLOCATION POLICIES

Certain expenses reflected in the consolidated financial statements include allocations of expenses from Motorola. Such expenses represent costs related to treasury, legal, insurance, payroll administration, human resources, and other services. In addition Motorola allocates a portion of its overhead costs related to such services to the Company. Where it is possible to specifically identify such expenses with the activities of the Company, these amounts have been charged or credited directly to the Company without allocation or apportionment. Allocation of all other such expenses is based on budgeted amounts applicable to the respective activity.

Motorola has noncontributory defined benefit pension plans covering substantially all of its employees, including employees of the Company. In general, employees become vested after five years of service. Motorola also sponsors other benefit plans, including profit sharing plans, incentive plans and stock purchase plans in which Company employees participate. Costs related to these plans are allocated to the Company based on the Company's total number of participants in the respective plans.

Eligible employees of the Company participate in Motorola's stock option plans. Each option granted has an exercise price of 100% of the market value of the common stock on date of grant. The contractual life of each option is generally ten to fifteen years and substantially all options vest in one to four years. Motorola accounts for its stock options under the provisions of APB Opinion No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for such stock option plans and therefore, no amount of compensation cost has been allocated to the Company.

In management's opinion, the methods used in allocating expenses are reasonable. However, resulting expenses may not represent the amounts that would have been incurred had such transactions occurred with third parties at "arms length."

Interest expense shown in the financial statements reflects interest expense associated with the Company's share of the aggregate borrowings of Motorola for each of the periods presented. Motorola allocates a percentage of total interest expense to the Company based on an adjusted net assets amount calculated for the Company as a percentage of the same adjusted net assets amount calculated for Motorola. It is anticipated that subsequent to the offering discussed in Note 18, the Company will incur interest expense on its direct debt then outstanding and not be allocated interest by Motorola.

(In thousands of US dollars)

NOTE 5—INVENTORY

Inventories consist of the following at December 31, 1998 and 1999:

	1998	1999
Wireless handsets and accessories	$15,320	$25,335
Spare parts	1,165	3,819
Subtotal	16,485	29,154
Less inventory reserves	(1,017)	(1,275)
Inventory, net	$15,468	$27,879

NOTE 6—PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 1998 and 1999:

	1998	1999
Land	$ 338	$ 429
Buildings and improvements	5,188	9,175
Furniture and fixtures	2,675	3,963
Equipment	94,864	153,090
Subtotal	103,065	166,657
Less accumulated depreciation	(37,550)	(52,885)
Property and equipment, net	$ 65,515	$113,772

NOTE 7—INVESTMENT SECURITIES

The Company accounts for its investment in Korea Telecom Freetel Co. Ltd. (Freetel) as an available for sale security at fair value. The carrying amount of the investment was $13,300 at December 31, 1998. At the time of the devaluation of the Korean won during 1998 the Company wrote down its investment in Freetel by $7,281. During 1999, Freetel completed a public offering of its common shares, and, as of December 31, 1999, the market value of the Company's investment was $680,156. The unrealized holding gain of $662,686, net of deferred income taxes of $261,034, is recorded as a component of accumulated other comprehensive income (loss).

During 1999 the Company sold a portion of its shares owned in Freetel for gross proceeds of $41,625 and realized a gain of $39,100 which is included in other (income) expense.

As of March 31, 2000, the market value of the Company's investment in Freetel decreased to approximately $216,209, reducing the remaining unrealized gain to $198,739, net of deferred income taxes of $76,638, which is recorded as a component of accumulated other comprehensive income (loss) as of March 31, 2000.

(In thousands of US dollars)

NOTE 7—INVESTMENT SECURITIES (Continued)

The Company uses the cost method of accounting for its investment in Zephyr Telecommunications, Inc. The Company acquired ownership in this company in 1999. As of December 31, 1999, the Company's ownership percentage was 19%, without giving effect to dilution, and the carrying amount of the investment was $4,000.

NOTE 8—INVESTMENTS IN AFFILIATES

Investments in affiliates

The Company holds investments in fifteen international affiliates that are accounted for under the equity method. Investments and advances as of December 31, 1998 and 1999, consist of the following:

	1998	1999
Investments in affiliates	$574,038	$596,513
Advances to affiliates	71,034	71,375
	$645,072	$667,888

The following table represents a roll forward of the Company's investments in affiliates for the years ended December 31, 1998 and 1999:

	1998	1999
Beginning of year	$451,230	$574,038
Additional investments	98,965	87,104
Share of earnings (losses)	47,578	(31,973)
Gain on affiliate stock issuances	16,359	155
Reductions	(2,675)	(6,400)
Currency translation adjustments	(37,419)	(26,411)
End of year	$574,038	$596,513

Several of the Company's affiliates are parties to debt agreements and to some extent local regulatory restrictions which restrict the ability of these affiliates to pay dividends.

PROPEL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 1997, 1998, and 1999

(In thousands of US dollars)

(All information subsequent to December 31, 1999 is unaudited)

NOTE 8—INVESTMENTS IN AFFILIATES (Continued)

The Company's investment in and advances to affiliates as of December 31, 1998 and 1999 and the Company's share of earnings (losses) of affiliates for the years ended December 31, 1997, 1998 and 1999 are as follows:

Country	Affiliated company	Percentage of ownership December 31,		Investment in and advances to affiliates December 31,		Share of earnings (losses) of affiliates year ended December 31,		
		1998	1999	1998	1999	1997	1998	1999
		%	%					
Latin America								
Mexico	Baja Cellular Mexicana S.A de C.V. (Bajacel)	48.9	48.9	$ 63,020	$ 68,160	$(2,166)	$ 73	$ 6,560
Mexico	Movitel Del Noroste, S.A. de C.V. (Movitel)	22.0	22.0	41,015	46,521	(2,037)	(582)	753
Argentina	Compañia de Radiocommunicaciones Móviles S.A. (CRM Argentina)	25.0	25.0	87,260	107,834	13,119	19,499	20,573
Brazil	Global Telecom, S.A. (Global Telecom)	22.0	35.5	61,770	53,575	—	(4,804)	(61,903)
Chile	Entel Telefonía Personal, S.A. (Entel Chile)	25.0	25.0	42,710	49,531	(850)	(8,525)	4,580
Dominican Republic . .	Tricom, S.A. (Tricom)	30.8	30.8	41,169	46,160	(2,852)	4,213	4,906
Uruguay	Abiatar, S.A.	32.0	32.0	14,875	15,040	3,512	4,852	6,565
Mexico	Grupo Portatel, S.A. de C.V. (Portatel)	21.7	21.7	12,748	12,255	(1,344)	(1,359)	(1,021)
Europe/Middle East								
Israel	Pelephone Communications, Ltd. (Pelephone)	50.0	50.0	196,410	175,039	40,175	38,556	(21,782)
Egypt	MobiNil for Telecommunications (MobiNil)	35.3	35.3	39,395	32,320	—	(14,147)	(7,114)
Lithuania	UAB Omnitel	35.0	35.0	17,370	28,015	1,150	6,656	10,650
Jordan	Pella Investment Company	26.1	26.1	12,460	17,824	1,050	3,419	5,369
Azerbaijan	G.T.I.B. 1996 Ltd. (G.T.I.B.)	50.0	50.0	8,310	8,924	—	—	—
Asia								
Hong Kong	Hutchison Telephone Company Ltd. (Hutchison)	30.0	25.1	—	—	(3,133)	—	—
Pakistan	Pakistan Mobile Communications (Pvt) Limited (Pakistan Mobile)	30.0	30.0	6,560	6,690	(2,456)	(273)	(109)
	Total			$645,072	$667,888	$44,168	$ 47,578	$(31,973)

At December 31, 1998 and 1999, the carrying value of affiliates accounted for under the equity method exceeded the Company's share of the underlying net assets by $80,738 and $92,099, respectively. Such excess is being amortized on a straight-line basis over periods not exceeding twenty years. Amortization expense of $9,694 in 1997, $9,587 in 1998, and $9,452 in 1999 is reflected in the Company's share of earnings (losses) of affiliates.

(In thousands of US dollars)

NOTE 8—INVESTMENTS IN AFFILIATES (Continued)

The Company's affiliate Tricom, S.A. is a publicly traded company. As of December 31, 1998 and 1999, the market value of this investment was $53,605 and $168,472, respectively.

Summary financial information of affiliates

A summary of unaudited combined financial information as reported by the Company's affiliates is set forth below:

	December 31,		March 31,
	1998	1999	2000
Net assets	$1,543,886	$1,512,628	$1,381,410

Condensed statement of operations information:	Years Ended December 31, 1997	1998	1999	Three months ended March 31, 1999	2000
Revenue	$2,238,294	$2,751,340	$3,365,235	$776,782	$1,008,757
Net income (loss)	91,842	30,778	(329,239)	(73,832)	(10,845)

Acquisitions and divestitures

A summary of significant acquisitions and divestitures during 1997, 1998, and 1999 is as follows:

1997

The Company invested $50 and advanced $7,650 in exchange for a 50% ownership in G.T.I.B. G.T.I.B. is a holding company engaged in developing the telecommunications business, providing various services to and investing in Bakcell II (Bakcell) a legal entity registered in the Republic of Azerbaijan and engaged in the operation of wireless telephone networks in Azerbaijan. G.T.I.B. had a 49% ownership interest in Bakcell at the time of the Company's purchase.

The Company invested an additional $18,300 in Entel Chile in 1997 in conjunction with a stock offering by Entel Chile. The stock offering resulted in a reduction of the Company's ownership percentage to 25%. The Company recorded an after-tax gain of $6,353 as an increase to stockholder's net equity, as a result of the share issuance.

The Company sold a portion of its interest in Pakistan Mobile through a series of transactions for proceeds totaling $48,400 in 1997. The Company recognized gains of $44,615, which are included in other (income) expense.

The Company made payments aggregating $14,953 related to its guarantee of third-party debt held by Portatel. In conjunction with the payments, the Company entered into a subscription agreement whereby it acquired a 21.7% ownership interest in Portatel in exchange for the payments. The excess of the amount paid over the fair value of the assets acquired was $11,654.

(In thousands of US dollars)

NOTE 8—INVESTMENTS IN AFFILIATES (Continued)

1998

The Company invested $70,900 for a 22% ownership interest in Global Telecom. Global Telecom commenced operations in 1998 and provides wireless communication services under a license granted by the National Agency for Telecommunications in accordance with Brazilian laws.

The Company invested $26 and advanced $53,375 in exchange for a 35.3% ownership interest in MobiNil for Telecommunications. MobiNil for Telecommunications manages, operates, develops and maintains digital wireless telecommunication systems in the Arab Republic of Egypt through its majority-owned subsidiary, The Egyptian Company for Mobile Services (ECMS). MobiNil for Telecommunications was organized in 1998 for the purpose of acquiring ECMS from an agency of the Arab Republic of Egypt.

During 1998, Tricom completed a public offering of 5.7 million common shares. As a result, the Company's ownership in Tricom decreased to 30.8%. The stock offering by Tricom resulted in the Company recording an after-tax gain of $9,815 as an increase to stockholder's net equity.

The Company sold a portion of its interest in Omnitel in July 1998 in a transaction resulting in cash proceeds aggregating $33,514. The Company recognized a gain on the transaction of $31,500, which is included in other (income) expense.

1999

The Company increased its ownership interest in Global Telecom through a series of additional investments totaling $87,100 in 1999. These transactions increased the Company's ownership percentage from 22% as of December 31, 1998 to 35.5% as of December 31, 1999. The excess of the purchase price over the fair value of the assets acquired was $16,250.

NOTE 9—INTANGIBLE ASSETS

Intangible assets consist of the following as of December 31, 1998 and 1999:

	1998	1999
Goodwill	$111,194	$115,872
Wireless licenses	275,030	286,481
Subscriber base	10,307	10,741
Workforce	2,646	2,757
	399,177	415,851
Less accumulated amortization	(70,829)	(96,000)
Intangible assets, net	$328,348	$319,851

(In thousands of US dollars)

NOTE 10—ACCRUED LIABILITIES

Accrued liabilities consist of the following as of December 31, 1998 and 1999:

	1998	1999
Accrued employee related costs	$ 2,097	$ 1,537
Accrued warranties	4,213	6,205
Accrued facility and operating costs	6,096	13,268
Accrued other	6,232	17,765
Total accrued liabilities	$18,638	$38,775

NOTE 11—OTHER (INCOME) EXPENSE, NET

Other (income) expense, net consists of the following for the years ended December 31, 1997, 1998 and 1999:

	1997	1998	1999
Gains from sales of interests in affiliates and investments	$(44,200)	$(31,500)	$(39,100)
Foreign currency (gain) loss	367	3,409	(2,229)
Other, net	(6,393)	2,731	(7,506)
Other (income) expense net	$(50,226)	$(25,360)	$(48,835)

(In thousands of US dollars)

NOTE 12—INCOME TAXES

U.S. and non-U.S. components of earnings before income taxes as of December 31, 1998 and 1999 are presented below:

	1997	1998	1999
U.S.	$25,007	$ (1,211)	$ 18,303
Non-U.S.	22,824	30,141	(44,661)
	$47,831	$ 28,930	$(26,358)

Income tax expense (benefit) for the years ended December 31, 1997, 1998 and 1999 consists of:

	Current	Deferred	Total
Year Ended December 31, 1997			
U.S. Federal	$10,008	$(3,250)	$ 6,758
Non-U.S.	1,681	(2,441)	(760)
State and local	2,451	(775)	1,676
	$14,140	$(6,466)	$ 7,674
Year Ended December 31, 1998			
U.S. Federal	$(1,389)	$ 3,732	$ 2,343
Non-U.S.	4,661	(7,786)	(3,125)
State and local	(339)	120	(219)
	$ 2,933	$(3,934)	$ (1,001)
Year Ended December 31, 1999			
U.S. Federal	$ 3,541	$ 9,615	$ 13,156
Non-U.S.	2,874	(902)	1,972
State and local	856	634	1,490
	$ 7,271	$ 9,347	$ 16,618

(In thousands of US dollars)

NOTE 12—INCOME TAXES (Continued)

Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% for 1997, 1998 and 1999 as a result of the following:

	1997	1998	1999
Computed "expected" tax expense	$ 16,741	$ 10,126	$ (9,225)
Increase (reduction) in income taxes resulting from:			
Goodwill amortization	2,105	2,385	2,598
Equity in earnings of non-U.S. affiliates	(10,997)	(43,846)	(8,654)
State tax, net of federal benefit	1,252	(61)	916
Net operating loss carryforward	(4,599)	26,610	25,385
Inflationary gains in non-U.S. locations	3,718	3,897	4,905
Other	(546)	(112)	693
	$ 7,674	$ (1,001)	$16,618

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	1998	1999
Deferred tax assets:		
Operating losses of non-U.S. affiliates	$ 41,586	$ 69,573
Fixed assets	381	6,424
Foreign net operating loss carryforwards	16,827	12,858
Accrued expenses and other liabilities	4,899	4,159
	63,693	93,014
Less: valuation allowance	(53,267)	(84,381)
Net deferred tax assets	10,426	8,633
Deferred tax liabilities:		
Inventories	1,623	5,000
Fixed assets	2,614	—
Unremitted earnings of non-U.S. affiliates	21,238	29,992
Available for sale securities	—	261,034
Intangible assets	111,842	108,224
Other	7,056	5,126
Gross deferred tax liabilities	144,373	409,376
Net deferred tax assets (liabilities)	$(133,947)	$(400,743)

The valuation allowance for deferred tax assets increased $29,736 and $31,114 in 1998 and 1999.

(In thousands of US dollars)

NOTE 12—INCOME TAXES (Continued)

Except for earnings of non-U.S. subsidiaries and certain non-U.S. affiliates in which the Company intends to reinvest earnings on an indefinite basis, provisions have been made for the estimated U.S. income taxes applicable to undistributed earnings of non-U.S. subsidiaries and non-U.S. affiliates. Undistributed earnings for which no U.S. income tax has been provided aggregated to $82,000 and $59,000 at December 31, 1998, and 1999, respectively. The determination of the applicable deferred tax liability is not practicable at this time. If these earnings are distributed to the Company, foreign tax credits may reduce the U.S. income tax which would be payable on such distributions.

At December 31, 1999, certain non-U.S. subsidiaries had loss carryforwards of approximately $30,000, expiring in varying amounts through 2008. In addition as of December 31, 1999, certain non-U.S. subsidiaries had tax credits of approximately $2,000, expiring in varying amounts through 2007. Net deferred tax assets are considered realizable given past income and estimates of future income.

NOTE 13—SEGMENT REPORTING

The Company's operating companies and affiliates operate primarily in the telecommunications industry. Each of these businesses is generally separately managed. The Company identifies its reportable segments as those businesses that represent 10% or more of its consolidated revenue and those affiliates whose share of earnings or losses represent 10% or more of its pre-tax earnings or loss. A large number of the Company's affiliates qualify as separate segments. In order to reduce the complexity of this disclosure the Company has limited the number of segments reported to the following segments.

Sales to affiliates accounted for 50%, 54% and 29% of the Company's total revenues in 1997, 1998 and 1999, respectively, as discussed in Note 15—Related Party Transactions. Additionally, sales to one non-affiliate customer totaled 20% of the Company's total revenues in 1999.

WDS, the Company's handset distribution business, currently distributes only handsets manufactured by Motorola. In connection with the proposed offering discussed in Note 18, it is anticipated that WDS and the Company will enter into an agreement with Motorola precluding WDS from selling handsets in Israel from other manufacturers.

PROPEL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 1997, 1998, and 1999

(In thousands of US dollars)

(All information subsequent to December 31, 1999 is unaudited)

NOTE 13—SEGMENT REPORTING (Continued)

	Consolidated businesses		Affiliates									
	Cedetel and Norcel	WDS	Bajacel and Movitel	CRM Argentina	Global Telecom	Pelephone	MobiNil	Hutchison	Corporate	Other	Eliminations	Total
1997												
Operating Revenues	$ 66,532	94,371	77,209	597,908	*	680,821	*	540,830	—	357,363	(2,254,131)	160,903
Depreciation and amortization	27,380	106	10,349	114,307	*	130,835	*	57,818	684	41,796	(355,105)	28,170
Operating income (loss)	(16,532)	1,652	16,171	102,137	*	134,728	*	(25,942)	(25,065)	56,977	(284,071)	(39,945)
Segment net earnings (loss)	(16,781)	△	2,010	52,475	*	81,871	*	(57,529)	56,938	17,090	(95,917)	40,157
Long lived assets, net	373,773	464	250,209	328,545	*	542,997	*	410,639	2,071	500,700	(2,033,090)	376,308
Investments in and advances to affiliates	—	—			*		*		467,837			467,837
Capital expenditures	22,703	150	18,038	162,415	*	165,974	*	198,385	1,313	190,428	(735,240)	24,166
Total segment assets	405,907	28,818	318,627	605,757	*	477,143	*	546,808	491,129	1,015,524	(2,963,859)	925,854
1998												
Operating Revenues	$ 97,397	128,950	108,919	748,903	1,171	741,739	98,507	522,731	—	567,060	(2,789,030)	226,347
Depreciation and amortization	31,786	151	14,108	145,212	165	137,119	35,257	72,703	1,104	71,447	(476,011)	33,041
Operating income (loss)	(12,624)	6,854	17,187	158,892	(19,875)	131,239	(37,888)	(49,289)	(23,627)	112,583	(312,849)	(29,397)
Segment net earnings (loss)	(13,710)	△	8,093	77,996	(21,835)	78,633	(78,592)	(107,119)	43,641	41,671	1,153	29,931
Long lived assets, net	391,701	547	233,993	422,798	892,299	566,271	638,029	398,108	1,615	905,940	(4,057,438)	393,863
Investments in and advances to affiliates	—	—							645,072			645,072
Capital expenditures	18,057	234	35,150	166,978	23,969	274,257	151,379	67,378	648	450,001	(1,169,112)	18,939
Total segment assets	428,062	39,647	292,837	665,301	915,979	738,144	872,120	856,976	662,679	1,296,160	(5,637,517)	1,130,388
1999												
Operating Revenues	$154,500	228,398	183,968	830,039	44,665	709,432	360,262	524,494	—	719,480	(3,372,340)	382,898
Depreciation and amortization	36,879	179	20,005	135,097	47,482	146,100	71,443	70,765	550	102,822	(593,714)	37,608
Operating income (loss)	(15,230)	7,888	33,279	171,751	(122,898)	(56,878)	7,353	(205,222)	(23,337)	153,886	18,729	(30,679)
Segment net earnings (loss)	(15,945)	△	23,261	82,290	(228,193)	(42,044)	(39,522)	(256,278)	(27,031)	108,781	351,705	(42,976)
Long lived assets, net	431,607	547	300,236	769,352	685,228	605,467	730,034	420,530	1,469	1,897,519	(5,408,366)	433,623
Investments in and advances to affiliates	—	—							667,888			667,888
Capital expenditures	57,687	179	55,779	183,423	138,126	233,139	217,165	100,389	404	286,175	(1,214,196)	58,270
Total segment assets	491,146	39,243	416,512	1,059,466	740,604	944,040	1,083,876	917,441	1,364,891	1,559,524	(6,721,463)	1,895,280
March 31, 1999												
Operating revenues	$ 32,089	89,524	37,314	201,950	3,166	183,552	57,935	135,576	—	150,913	(770,406)	121,613
Segment net earnings (loss)	(3,527)	△	6,026	25,586	(68,918)	4,819	(26,665)	(37,349)	(13,254)	87,896	8,605	(16,781)
March 31, 2000												
Operating revenues	$ 45,678	40,852	55,258	207,701	23,446	202,380	133,572	166,988	—	214,452	(1,003,797)	86,530
Segment net earnings (loss)	625	△	5,683	1,488	(35,342)	(4,483)	248	(6,368)	(8,336)	16,697	22,077	(7,711)

*   Not available

△   Not applicable

(In thousands of US dollars)

NOTE 14—PROVISIONS AND ALLOWANCES

	Balance at beginning of year	Charge to costs and expenses	Reductions	Other	Balance at end of year
Year ended December 31, 1998:					
Allowance for doubtful accounts	$2,578	$ 904	$1,583	$(354)	$1,545
Inventory valuation allowance	654	3,529	3,046	(120)	1,017
Year ended December 31, 1999:					
Allowance for doubtful accounts	$1,545	$1,085	$ 625	$ (50)	$1,955
Inventory valuation allowance	1,017	1,044	810	24	1,275

NOTE 15—RELATED-PARTY TRANSACTIONS

The Company utilizes central cash management systems of Motorola to manage its operations. Cash requirements are satisfied either by intercompany transactions between the Motorola and the Company or by cash from operations. Such intercompany transactions are included in net cash transfers from Parent in the consolidated financial statements.

The Company engages in transactions with its Parent and the Parent's subsidiaries in the normal course of its business. These transactions include the purchase of handsets and infrastructure equipment. In addition certain expenses are allocated to the Company by the Parent as discussed in Note 4.

Transactions with related parties for the years ended December 31, 1997, 1998 and 1999 are as follows:

	1997	1998	1999
Selling, general, and administrative	$15,200	$ 17,200	$ 21,800
Inventory purchases	77,371	125,562	122,707
Interest expense	6,618	14,611	12,541
Infrastructure equipment purchases	408	23,319	20,944
Other expenses	760	1,678	4,424

Sales to related parties reflected in the Statements of Operations primarily represent the sale of wireless handsets and accessories to the Company's affiliates.

(In thousands of US dollars)

NOTE 15—RELATED-PARTY TRANSACTIONS (Continued)

The Parent or its subsidiaries may make interest bearing loans to the Company and its subsidiaries for equipment purchases or other purposes. As of December 31, 1998 and 1999 the following loans were outstanding:

	1998	1999
Motorola Asia Treasury Pte., Ltd—$100 million line of credit, bearing interest as LIBOR plus 25 basis points (6.23% at December 31, 1999), due in December 2000	$28,300	$ 43,855
Motorola Asia Treasury Pte., Ltd—$100 million line of credit, bearing interest as LIBOR plus 25 basis points (6.23% at December 31, 1999), due in January 2001.	43,200	75,940
Motorola Semiconductor Israel Ltd.	22,592	32,508
	94,092	152,303
Less current portion	22,592	76,363
	$71,500	$ 75,940

The loan received from Motorola Semiconductor Israel Ltd. fluctuates on a daily basis depending on the cash needs of Wireless Distribution Services. The loan is denominated in U.S. dollars and bears 5% interest per annum calculated on a daily basis.

In management's opinion, the foregoing transactions were consummated based on amounts agreed upon between the respective parties and are reasonable. However, these amounts may not represent the amounts that would have been incurred had these transactions occurred with third parties at "arms-length."

NOTE 16—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain facilities under various operating leases. Rent expense under the noncancelable operating leases was $2,174, $2,844, and $4,457 for the years ended December 31, 1997, 1998, and 1999, respectively. Future minimum rental payments required under the above operating leases as of December 31, 1999 are as follows: 2000—$4,106; 2001—$3,129; 2002—$2,758; 2003—$2,354; and 2004 and thereafter—$3,819.

Purchase commitments

In March 2000, the Company's operating subsidiaries in Mexico entered into a contract to purchase wireless equipment with digital technology from Motorola. The cost of the equipment was approximately $21,000.

(In thousands of US dollars)

NOTE 16—COMMITMENTS AND CONTINGENCIES (Continued)

Debt of affiliates

Motorola and the Company may provide, from time to time, guarantees to third parties to support borrowings by the Company's affiliates. At the time of the offering discussed in Note 18, it is expected that the Company will indemnify Motorola for losses it may incur in connection with its ongoing guarantees of debt incurred by affiliates of Propel. Guarantees are generally issued in proportion to the Company's ownership in the affiliate.

As of December 31, 1999, Motorola had guarantees totalling approximately $250,000 oustanding for the benefit of certain of the Company's affiliates. Approximately, $150,000 of affiliate debt was outstanding applicable to Motorola's guarantees as of December 31, 1999.

In addition to the above, Motorola's finance subsidiary provides credit facilities to certain affiliates of the Company primarily for the purchase of infrastructure equipment. As of December 31, 1999, Motorola's finance subsidiary had extended $262,316 to affiliates of the Company for such purposes.

NOTE 17—SUBSEQUENT EVENT (UNAUDITED)

In May 2000, Network Ventures II, Inc., a wholly-owned subsidiary of Motorola which will be contributed to Propel prior to the closing of the proposed offering discussed in Note 18, entered into multiple agreements to acquire the remaining interest it did not already own in Bajacel, for a total purchase price of $321.9 million. In addition, Norcel and Cedetel, Propel's wholly owned northern Mexico operating companies, entered into agreements with entities related to Bajacel's selling shareholders to purchase other assets and services valued at approximately $15.0 million as a separate component of the Bajacel acquisition. Bajacel owns a 68% interest in Movitel. Propel also owns a 22% direct interest in Movitel. As a result of the acquisition, Propel will own 100% of Bajacel and its total direct and indirect ownership interest in Movitel will be 90%. Propel currently accounts for its interests in Bajacel and Movitel using the equity method of accounting. Upon completion of the acquisition, Bajacel and Movitel will be consolidated subsidiaries of Propel.

NOTE 18—PROPOSED PUBLIC OFFERING OF COMMON STOCK (UNAUDITED)

The Board of Directors of Motorola and the Company's Board of Directors have authorized management of the Company to file a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's common stock. Upon completion of the offering of   shares of common stock, Motorola will own   % of the outstanding common shares of the Company, exclusive of any shares which could be issued pursuant to the underwriters' over-allotment option.

Prior to the proposed offering Motorola intends to contribute its ownership interests in the businesses included in these financial statements to Propel. These financial statements reflect the combined results of these businesses as if they had been so contributed to Propel for all periods.

(In thousands of US dollars)

NOTE 18—PROPOSED PUBLIC OFFERING OF COMMON STOCK (UNAUDITED) (Continued)

In addition, it is anticipated that Propel will file amended articles of incorporation to authorize shares of preferred stock and additional shares of common stock. It is also anticipated that a stock split of currently outstanding Propel common stock will also occur at or near the time of the offering.

Pro forma earnings per share for the year ended December 31, 1999 and the three months ended March 31, 2000 have been calculated by dividing net earnings (loss) by the weighted average shares outstanding as calculated in accordance with Securities and Exchange Commission rules for initial public offerings. Such rules require that the weighted average share calculation give retroactive effect to any changes in the capital structure of the Company as well as the number of shares whose proceeds will be used to pay any dividend or repay any debt owed to the Parent. Therefore, weighted average shares of the Company for the year ended December 31, 1999 and the three months ended March 31, 2000 are comprised of shares of common stock currently outstanding and shares of common stock included in the proposed offering, assuming all such shares are outstanding as of the beginning of each period.

At the time of the proposed offering the Company plans to adopt an incentive compensation plan which will provide for various incentive programs including (1) founders grants of stock options, (2) awards of restricted stock relating to unvested Motorola options, (3) restricted stock awards for certain officers, (4) annual stock option awards and (5) annual incentive awards based on performance of the Company and each employee's organizational level.

In connection with the restricted stock awards for certain officers, the Company will incur compensation expense for financial reporting purposes equal to the value of such restricted stock. It is currently estimated that approximately $10,000 of expense will be recorded over the vesting period related to such awards.

In addition it is currently estimated that an additional $5,000 of restricted stock would be awarded relating to unvested Motorola options for certain employees. Such amount would be charged to expense over the vesting period.

It is anticipated that employees of the Company holding vested Motorola stock options will have the right to elect to receive substitute awards relating to the Company's common stock in exchange for Motorola common stock awards at the time Motorola no longer owns greater than 50% of the Company. At that time the Company will incur a one-time charge to expense for the value of such awards that is in excess of the amount to be paid by the employee. Such amount can not be determined at this time, however depending on the number of employees making such election, the charge could be material.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A. AND SUBSIDIARY

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the President and Board of Directors of
Compañía de Radiocomunicaciones Móviles S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows, all expressed in U.S. dollars, present fairly, in all material respects, the financial position of Compañía de Radiocomunicaciones Móviles S.A. and Subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers

Buenos Aires, Argentina
January 20, 2000

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A.
AND SUBSIDIARY

Consolidated Balance Sheets as of December 31, 1998 and 1999

(In Thousands of US Dollars Except Share and Per Share Amounts)

	1998	1999
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,154	$ 22,373
Accounts receivable, net	157,455	185,159
Other receivables and prepaid expenses	2,768	8,670
Inventories, net	10,514	9,912
Other current assets, net	23,883	37,526
Total Current Assets	196,774	263,640
NON-CURRENT ASSETS		
Other receivables and prepaid expenses	12,521	9,902
Leased equipment, net	31,438	14,301
Property, plant and equipment, net	421,477	521,339
Intangible assets, net	1,321	248,013
Deferred charges, and other non-current assets	1,770	2,271
Total Non-current Assets	468,527	795,826
Total Assets	$665,301	$1,059,466
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$108,554	$ 219,047
Debt maturing within one year	1,391	115,424
Other current liabilities (Notes 13 and 17)	47,680	54,527
Total Current Liabilities	157,625	388,998
NON-CURRENT LIABILITIES		
Long term debt	148,810	221,244
Other non-current liabilities (Note 13)	9,819	17,879
Total Non-current Liabilities	158,629	239,123
Total Liabilities	316,254	628,121
Commitments and Contingencies (Note 17)		
MINORITY INTEREST (NOTE 20)	—	8
SHAREHOLDERS' EQUITY		
Common stock, US$ 1 par value (2,000,000 shares authorized and outstanding at December 31, 1998 and 1999) (Note 15)	2,000	2,000
Additional paid-in-capital	33,022	33,022
Retained earnings	314,025	396,315
Total Shareholders' Equity	349,047	431,337
Total Liabilities and Shareholders' Equity	$665,301	$1,059,466

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A. AND SUBSIDIARY

Consolidated Statements of Income
for the Years Ended December 31, 1997, 1998 and 1999
(In Thousands of US Dollars Except Share and Per Share Amounts)

	1997	1998	1999
Services and Equipment Revenues	$ 597,908	$ 748,903	$ 830,039
Costs of Services and Equipment	(198,765)	(223,328)	(215,706)
Gross Margin	399,143	525,575	614,333
Operating Expenses:			
Selling, general and administrative (Note 18)	(245,368)	(293,691)	(357,701)
Depreciation and amortization	(51,638)	(72,992)	(84,881)
Taxes other than income tax	(24,344)	(29,563)	(32,702)
Total Operating Expenses	(321,350)	(396,246)	(475,284)
Operating Income	77,793	129,329	139,049
Interest income	2,706	2,128	3,104
Interest expense	(6,780)	(13,978)	(24,666)
Other income, net	4,443	1,945	1,434
Income before Income Tax and minority interest	78,162	119,424	118,921
Income tax (Note 14)	(25,687)	(41,428)	(36,624)
Minority interest	—	—	(7)
Net Income	$ 52,475	$ 77,996	$ 82,290

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A.
AND SUBSIDIARY

**Consolidated Statements of Changes in Shareholders' Equity
for the Years Ended December 31, 1997, 1998 and 1999**

(In Thousands of US Dollars Except Share Amounts)

Description	Number of shares (Note 15)	Common stock	Additional paid in capital	Legal reserve (Note 22)	Retained earnings (Note 22)	Total
Balance as of January 1, 1997	2,000,000	$2,000	$33,022	$444	$183,110	$218,576
Net income for the year	—	—	—	—	52,475	52,475
Balance as of December 31, 1997	2,000,000	2,000	33,022	444	235,585	271,051
Net income for the year	—	—	—	—	77,996	77,996
Balance as of December 31, 1998	2,000,000	2,000	33,022	444	313,581	349,047
Net income for the year	—	—	—	—	82,290	82,290
Balance as of December 31, 1999	2,000,000	$2,000	$33,022	$444	$395,871	$431,337

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A.
AND SUBSIDIARY

Consolidated Statements of Cash Flows
for the Years Ended December 31, 1997, 1998 and 1999

(In Thousands of US Dollars)

	1997	1998	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 52,475	$ 77,996	$ 82,290
Adjustments to reconcile net income to net cash flow provided by/ (used in) operating activities:			
Depreciation and amortization	51,638	72,992	84,881
Allowance for doubtful accounts	29,977	37,443	30,971
Reserve for lower of cost or market	6,003	1,804	2,632
Minority interest in income of subsidiaries	—	—	7
Financial results	—	—	7,725
Deferred income tax	9,034	(6,126)	4,639
Changes in operating assets and liabilities:			
Inventories and leased equipment, net	(44,938)	34,950	15,107
Accounts receivable	(126,597)	(39,768)	(58,675)
Accounts payable	52,631	24,869	110,493
Other receivables and prepaid expenses	(7,141)	(1,750)	(3,283)
Deferred charges and other assets	(30,522)	6,948	(11,199)
Other liabilities	24,345	(10,620)	7,141
Total adjustments	(35,570)	120,742	190,439
Net cash provided by operating activities	16,905	198,738	272,729
CASH FLOWS USED IN INVESTING ACTIVITIES			
Capital expenditures	(162,415)	(166,978)	(183,423)
Proceeds from disposition of investments	3,513	700	—
Purchase of PCS licenses and other intangible assets	(50)	(47)	(105,752)
Net cash used in investing activities	(158,952)	(166,325)	(289,175)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:			
Net borrowings (repayments) of short-term debt	139,583	(178,192)	36,665
Proceeds from long-term debt	—	148,725	—
Debt issuance cost	—	(1,697)	—
Net cash provided by (used in) financing activities	139,583	(31,164)	36,665
Net increase/(decrease) in cash and cash equivalents	(2,464)	1,249	20,219
Cash and cash equivalents, as of the beginning of the year	3,369	905	2,154
Cash and cash equivalents, as of the end of the year	$ 905	$ 2,154	$ 22,373

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A.
AND SUBSIDIARY

Consolidated Statements of Cash Flows
for the Years Ended December 31, 1997, 1998 and 1999 (Continued)

(In Thousands of US Dollars)

	1997	1998	1999
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 5,613	$ 13,181	$ 16,467
Income taxes	21,735	44,269	33,903
NON CASH TRANSACTIONS			
Purchase of PCS licenses through an increase in debt	—	—	157,050
Increase of current investment through a decrease in non-current investments	690	—	—
Decrease of investment in unconsolidated affiliates	24	—	—
Increase of leased equipment through a decrease in inventories	92,981	77,480	36,270
Increase in short-term debt through a decrease in long-term debt	21,600	—	—

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A. AND SUBSIDIARY

Notes to the Consolidated Financial Statements

(In Thousands of US Dollars)

NOTE 1—ORGANIZATION

Compañía de Radiocomunicaciones Móviles S.A. and Subsidiary (the "Company") is a telecommunications company headquartered in Buenos Aires, Argentina and provides different services: wireless (Cellular, trunking and paging), basic telephony (local and long distance), internet and data transmission services. In 1999, the Company acquired licenses to operate Personal Communications Services (PCS) throughout Argentina. In November 1999, the Company (through its subsidiary Compañía de Teléfonos del Plata S.A. -CTP-) also acquired a license to provide local and long distance services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP"). The U.S. dollar has been used as the reporting currency.

The accompanying consolidated financial statements include the accounts of Compañía de Radiocomunicaciones Móviles S.A. and its subsidiary (CTP). All significant intercompany accounts and transactions have been eliminated.

b.   Translation of Financial Statements

The functional currency of the Company is the US Dollar. The monetary assets and liabilities are remeasured into US Dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses are translated at the average exchange rate for the period, and non-monetary assets and liabilities are translated at historical rates. Resulting re-measurement gains or losses are recognized in the results of operations. Since that from April 1, 1991, the prevailing exchange rate has been 1 US$ = 1 Peso, no translation gains or losses are reflected in the Consolidated Statements of Income.

c.   Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, reserve for lower of cost or market, depreciation and amortization, evaluation of the carrying value of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

d.   Cash and Cash equivalents

The Company considers all highly liquid temporary investments with an original maturity of three months or less to be cash equivalents. Interest income on cash equivalents was $53 for 1997, $58 for 1998 and $1,340 for 1999.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Accounts receivable and allowance for doubtful accounts

Accounts receivable correspond to customer trade accounts in the normal course of business, carriers related to Calling Party Pays system and carriers related to roaming services provided.

The allowance for doubtful accounts is recorded against trade accounts receivable based on the risk of uncollectibility as a reduction of the related receivable balance. The allowance for such uncollectible accounts was $51,904 for 1998 and $56,646 for 1999.

f. Inventories

Inventories are valued using the weighted average cost method and are stated at the lower of cost or market value. Reserve for lower of cost or market have been recorded to reduce the carrying value of obsolete or slow-moving inventory to market value.

g. Property, plant end equipment

Property, plant and equipment are stated at original cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

Gains or losses on disposal of other depreciable property, plant and equipment are recognized in the year of disposition as an element of other income, net.

h. Leased equipment

Leased equipment consist of handsets rented to users, out on demonstration, lending and comodato (Argentine legal concept under which the property remains with the Company while the use stays with the customer).

Leased equipment is recorded at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method over a 2 year period.

In cases where the related future revenue is not expected to recover the equipment's value, the value of the equipment is fully written off when it is delivered.

i. Internal use software

Effective January 1, 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This standard requires the capitalization of costs associated with software development or obtained for internal use.

j. Intangible Assets

This caption mainly consists of the goodwill that resulted from the acquisition of companies licensed to operate trunking services, as well as the amounts paid for the acquisition of PCS licenses (I, II and III Areas).

Goodwill consist of the excess consideration paid over the fair value of net tangible assets acquired in business combinations accounted for under the purchase method.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A. AND SUBSIDIARY

Notes to the Consolidated Financial Statements (Continued)

(In Thousands of US Dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying value of these assets is periodically reviewed to determine whether such intangibles are fully recoverable from projected net cash flows of the related business unit.

Goodwill are recorded at cost and are being amortized by the straight-line method over a 5 years period.

The amounts paid for the acquisition of PCS licenses are recorded at cost net of discounted interest, and the Company expects to begin amortization at the time service is launched (See Note 3).

Accumulated amortization on Intangible assets was $4,739 and $5,748 for 1998 and 1999 respectively.

Amortization expense on intangible assets was $1,200 for 1997, $1,167 for 1998 and $1,009 for 1999.

k. Valuation of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets that the Company intends to hold for use, if the total expected future cash flow is less than the carrying amount of the assets, an impairment loss is recognized for the difference between the fair value and carrying value of the asset. For assets the Company intends to dispose of, a loss is recognized for the amount that the estimated fair value, less selling costs, is less than the carrying value of the assets. As of December 31, 1999, no impairment loss has been recognized on long-lived assets.

l. Deferred charges

Deferred charges represent debt issuance costs incurred in connection with the issuance of the Euro-Medium-Term Note Program.

Debt issuance costs are being amortized on the straight-line method over the life of the related debt.

Amortization expense on deferred charges was $220 for 1998 and $311 for 1999.

m. Income Tax

At each year end, the income tax has been estimated applying the statutory tax rate (33%, 35% and 35% for the fiscal years ended December 31, 1997, 1998 and 1999, respectively) prevailing in each year.

The Company has recorded the deferred income tax based on temporary differences between the carrying amounts of assets for financial reporting purposes and their tax basis. Temporary differences primarily result from the estimate of the allowance for doubtful account and the use of accelerated methods and shorter lives in computing depreciation expense for tax purpose.

n. Revenue recognition

Service revenues arise mainly from the provision of service plan, usage of the cellular network (wireless airtime and long distance revenues), activation services and roaming. Service plan revenue is

(In Thousands of US Dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized as earned. Airtime (including roaming) and long distance revenues are recognized when the services are rendered. Revenue associated with the sale of pre-paid calling cards is deferred and recognized as the airtime is utilized.

Equipment sales and other services revenues are recognized when the products are delivered and accepted by end-users and when services are provided. The amount realized for cellular handset sales is influenced by the commercial policy of reaching higher market penetration by reducing the access costs to the cellular service for customers, while maintaining the overall profitability of the business.

Allowances for uncollectible billed services are adjusted monthly.

o. Maintenance and repairs

The cost of maintenance and repairs of plant, including the cost of replacing minor items not resulting in substantial betterments, is charged to operating expense.

p. Advertising

The Company expenses advertising costs as the related services are provided. The total advertising expense was $25,646 for 1997, $28,338 for 1998 and $45,393 for 1999.

q. Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plans to which employees may elect to contribute.

The Company does not sponsor any employee stock ownership plans, or any other kind of stock option plan.

r. Vacation expenses

Vacation expense is fully accrued in the fiscal year the employee renders services to earn such vacation.

s. Earnings per share

Earnings per share are computed using the weighted average number of shares outstanding during the year, and related income amounts.

t. Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

u. Recently issued accounting standards

SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 requires all derivative instruments to be recognized in the financial statements as either assets or liabilities at their fair values. Changes in fair value of derivative instruments are either recognized in income or outside income as a

(In Thousands of US Dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

component of other comprehensive income depending on their designation and effectiveness as fair value hedges, cash flow hedges or foreign currency hedges. The Company expects the adoption of the standard will not have a significant effect on its financial statements. The Company has not used any derivative instruments in the past.

NOTE 3—ACQUISITIONS OF BUSINESS

The Company completed various transactions to further its operations in Argentina. A summary of significant transactions during 1999 are described as follows:

Public bid for frequencies to provide PCS services

In the public auction that took place in June, 1999, the Company was awarded the licenses and related frequencies to render PCS services in Regions I (North of Argentina) and III (South of Argentina), with a 40 MHz band width in each case. In addition, the Company exercised the purchase option for a 20 MHz PCS band in Region II (the extended AMBA area), consistent with the service offered at that time by the Company's only cellular competitor in such area.

On June 22, 1999, the Company exercised its preferential option for 20 MHz of the spectrum in Region II for $162.75 million, equal to 50% of the average price of the 40 MHz awarded to each of the successful bidders. It paid 40% ($65.1 million) in cash and 60% in two non-interest bearing promissory notes (Note 12) supported by bank guarantees, each for 30% of the total amount and maturing in one and two years, respectively. The Company obtained the license to provide personal communications services (PCS) in Region II, (the extended AMBA area), and authorization to use the CC' Frequency Band.

In the auction for the PCS licenses in Regions I and III, held on June 22, 1999, the Company received the second license in the Northern region of Argentina (area I), for a bid of $53 million, and the first license in the Southern region (area III), for a bid of $46 million.

The payment terms were similar to those for area II, i.e. 40% of each bid ($21.2 million for area I and $18.4 for area III) in cash, and the remaining 60% of each bid in four promissory notes guaranteed by the Company's shareholders for 30% each ($15.9 million and $13.8 million for area I and III, respectively) maturing on June 27, 2000 and 2001, respectively. The licenses to operate the Personal Communications Service (PCS) in the interior of the country—regions I and III—were awarded June 29, 1999, enabling the Company to provide the services and begin commercial operations as from November 8, 1999.

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A.
AND SUBSIDIARY
Notes to the Consolidated Financial Statements (Continued)
(In Thousands of US Dollars)

NOTE 3—ACQUISITIONS OF BUSINESS (Continued)

Purchase option for the shares in Telmell S.A.

On December 1, 1999, the Company signed an option agreement for the acquisition of 100% voting interest in Telmell S.A. for a total consideration of $800. Although as of December 31, 1999 the option was not exercised the Company paid the total consideration.

Telmell S.A. owns the frequencies to render fixed data and value added transmission competitive services, granted by the National Telecommunications Commission (CNC). The terms of the agreement provide that the Company is entitled to exercise the option within 180 days from executing the agreement.

During 1999, legislation was enacted in Argentina that requires antitrust commission approval for mergers and acquisitions in a variety of circumstances. Approval for the Telmell acquisition has not yet occurred. Management believes approval will occur during next fiscal year. It is the management intention to exercise the option once approval is obtained.

NOTE 4—CASH AND CASH EQUIVALENTS

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
Cash and bank	$ 2,154	$ 3,028
Fixed term deposit	—	15,212
Other deposits	—	4,133
	$ 2,154	$22,373

(In Thousands of US Dollars)

NOTE 5—OTHER RECEIVABLES AND PREPAID EXPENSES

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
Current		
Prepaid rent	$ 498	$ 3,646
Advances and loans to employees	1,153	2,015
Advances of sales commissions	1,004	1,334
Purchase option for future acquisition (Note 3)	—	800
Prepaid insurance	79	449
Prepaid advertising	34	419
Other	—	7
	$ 2,768	$ 8,670

	1998	1999
Non Current		
Prepaid rent	$11,819	$ 9,208
Advances and loans to employees	702	638
Prepaid advertising	—	56
	$12,521	$ 9,902

NOTE 6—INVENTORIES

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
New telephone equipment	$ 7,267	$7,831
Used telephone equipment	7,106	4,162
Accessories	1,687	1,772
Reserve for lower of cost or market	(5,546)	(3,853)
	$10,514	$9,912

(In Thousands of US Dollars)

NOTE 7—DEFERRED CHARGES AND OTHER ASSETS

As of December 31, 1998 and 1999, the breakdown of this caption was as follows:

	1998	1999
Current		
Tax prepayments	$ 5,631	$ 15,914
Avances to suppliers		
— non-affiliates	7,286	7,572
— affiliates	43	—
Deferred income tax (Note 14)	10,912	14,040
Deposits	11	—
	$ 23,883	$ 37,526
Non-Current		
Deferred charges, net	$ 1,562	$ 1,379
Deposits	194	892
Other	14	—
	$ 1,770	$ 2,271

NOTE 8—LEASED EQUIPMENT

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
Leased equipment (handsets)	$122,393	$120,965
Accumulated depreciation	(90,955)	(106,664)
	$ 31,438	$ 14,301

	For the year ended		
	1997	1998	1999
Depreciation expenses (1)	$62,669	$ 72,220	$ 50,216

(1) The depreciation charges related to leased handset equipment were recognized in the Consolidated Statements of income as a cost of services and equipment.

(In Thousands of US Dollars)

NOTE 9—PROPERTY, PLANT AND EQUIPMENT

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	Useful lives (months)	1998	1999
Cell site equipment	48-120	$ 524,623	$ 667,332
Other equipment and furniture	36-120	56,905	69,653
Buildings and Improvements	60-180	53,231	61,574
Land	—	3,739	4,237
Software	60	—	2,211
Fixed assets in transit	—	40,661	52,979
Advances to fixed asset suppliers	—	1,453	5,962
Less: Accumulated Depreciation	—	(259,135)	(342,609)
		$ 421,477	$ 521,339

	For the year ended		
	1997	1998	1999
Depreciation expenses	$50,438	$71,605	$83,561

NOTE 10—INTANGIBLE ASSETS

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	Useful lives (months)	1998	1999
PCS Licenses	240	$ —	$247,655
Goodwill	60	5,584	5,584
Trade-Marks	60	476	522
Less Accumulated Amortization	—	(4,739)	(5,748)
		$ 1,321	$248,013

	For the year ended		
	1997	1998	1999
Amortization expense	$1,200	$1,167	$1,009

(In Thousands of US Dollars)

NOTE 11—ACCOUNTS PAYABLE

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
a. Affiliates—trade:		
- Motorola Inc.	$ 40,365	$ 42,973
- BGH S.A.	—	5,955
- BellSouth International	80	80
	40,445	49,008
b. Non-affiliates—trade	68,109	170,039
	$108,554	$219,047

NOTE 12—DEBT

Debt Maturing within one year

As of December 31, 1998 and 1999, debt maturing within one year is summarized as follows:

	1998	1999
Bank loans (*)	$ —	$ 38,056
Bank overdrafts	1,391	—
Notes payable, net (**)(ii)	—	77,368
	$ 1,391	$115,424

(*) Annual bank loans interest rates 6.0%-9.0%

(**) Includes unaccrued implicit interest of the Notes payable related to the PCS License obtained for $1,157 (See Note 3).

The following table shows the breakdown of bank loans as of December 31, 1999 to mature in 2000:

	1999
3rd quarter 2000	$14,091
4th quarter 2000	$23,965
	$38,056

NOTE 12—DEBT (Continued)

Long-term debt

Long-term debt outstanding as of December 31, 1998 and 1999 is as follows:

	1998	1999
Euro-Medium-Term Note Program (i)	$148,810	$148,938
Notes payable, net (*)(ii)	—	72,306
	$148,810	$221,244

(*) Includes unaccrued implicit interest of the Notes payable related to the PCS License obtained for $6,219 (See Note 3).

(i) On February 9, 1998, the Argentine National Securities and Exchange Commission authorized the Company to offer securities under a global simple negotiable bond program for a maximum face value of $350 million.

On May 8, 1998, the Company issued the first series of notes for $150 million, maturing in 2008 and bearing interest at a 9.25% per annum at an issue price of 99.155% of the principal amount. The net proceeds from the issuance of this notes were used to repay financial loans.

(ii) The notes payable are related to the acquisition of the Personal Communication Services (PCS) Licenses in the areas I, II and III, as described in note 3. The notes are non-interest bearing and have a face value of $157,050. Such notes were initially recorded at the discounted value of $141,948 and imputed interest of 7% is being accrued over the life of the debt. The maturities of the notes and the allocation to the different PCS license regions is as follows:

Due 06.27.2000		Due 06.27.2001	
Area	In thousands of US dollars	Area	In thousands of US dollars
I	$15,900	I	$15,900
II	48,825	II	48,825
III	13,800	III	13,800
	$78,525		$78,525

The Company has local credit lines of approximately $359,000 with various banks. Borrowings under the committed credit lines totaled $38,056 at December 31, 1999. There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

(In Thousands of US Dollars)

NOTE 13—OTHER LIABILITIES

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
Current		
Accrued expenses	$ 5,705	$12,799
Accrued salaries and wages	10,200	15,899
Accrued income tax	15,820	9,514
Other taxes accrued	9,956	7,993
Provision for contingencies (i)	3,673	5,034
Accrued interest	2,326	2,800
Other	—	488
	$47,680	$54,527
Non-current		
Deferred income tax (Note 14)	$ 9,819	$17,586
Other	—	293
	$ 9,819	$17,879

(i) This reserve relates to: (a) labor lawsuits filed against the Company, (b) tax matters related to differences in basis in the computation of certain tax contributions, and, (c) other sundry claims. In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims. Management reassesses these matters as new facts brought into management's attention.

NOTE 14—INCOME TAXES

Accounting for income taxes

As of December 31, 1997, 1998 and 1999, the provision for income taxes consists of:

	1997	1998	1999
Estimated amounts payable	$16,653	$47,554	$31,985
Deferred tax expense from temporary differences	9,034	(6,126)	4,639
	$25,687	$41,428	$36,624

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, and to differences between the financial reporting and the tax basis of existing assets and liabilities.

(In Thousands of US Dollars)

NOTE 14—INCOME TAXES (Continued)

The tax effect of temporary differences is as follows:

	Deferred tax (Assets) Liabilities	
	1998	**1999**
Timing differences (tax effect)		
Difference in fixed assets depreciation charges	$ 9,819	$ 17,586
Allowance for doubtful accounts, reserve for lower of cost or market and non deductible expenses	(10,912)	(14,040)
Net Deferred Tax (Assets)/Liability	$ (1,093)	$ 3,546

A reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	1997	**1998**	**1999**
Tax at statutory rate	$25,793	$41,798	$41,622
Other items, net	(106)	(370)	(4,998)
Reported tax expense	$25,687	$41,428	$36,624

NOTE 15—SHAREHOLDERS' CONTRIBUTIONS

As of December 31, 1998 and 1999 the Common stock of the Company consisted of 2,000,000 ordinary, subscribed, paid up, registered, non-endorsable, single vote shares with a face value of $1 each.

NOTE 16—CONCENTRATION OF CREDIT RISK

Financial instruments that are potentially subject to credit risk consist principally of trade accounts receivable. The Company provides telecommunications services to a broad range of commercial, residential and public sector clients and provides credit, in accordance with the regulations of the service rendered, generally with no guarantees.

Concentrations of credit risk with respect to these receivables, other than those from other carriers (related to roaming services) and long distance carriers (mainly related to calling party pays system), are limited due to the composition of the customer base, which includes a large number of individuals and businesses. At December 31, 1998 and 1999, approximately $34,241 and $55,523, respectively, of trade accounts receivable were from other carriers and long distance carriers.

(In Thousands of US Dollars)

NOTE 17—COMMITMENTS AND CONTINGENCIES

Leases

The Company entered into operating leases for facilities and equipment used in operations. Rental expense under operating leases was $9,496, $5,648 and $4,776 for the three years ended December 31, 1999. Capital leases currently in effect are not significant.

The following table summarizes the approximate future minimum rentals under noncancelable operating leases in effect at December 31, 1999:

	Minimum rentals
2000	$2,105
2001	1,114
2002	911
2003	601
2004	234
Thereafter	250
Total minimum obligations	$5,215

Other claims

The Company is subject to claims arising in the ordinary course of business involving allegations of personal injury, breach of contract, employment law issues, regulatory matters and other actions.

While complete assurance cannot be given as to the outcome of any legal claims, the Company believes that any financial impact would not be material to its results of operations, financial position or cash flows.

Promissory notes

The Company has delivered three promissory notes as performance bonds for the license of Personal Communications Services (PCS) (see Note 3), which may be enforced by the Government if the obligations involving network deployment foreseen in the regulations and terms and conditions for the bid are not complied with. The notes delivered as performance bonds amount to $15 million each, one for Area II maturing in 16 months (2000), and the other two (for Areas I and III) maturing within two years (2001).

(In Thousands of US Dollars)

NOTE 18—SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

As of December 31, 1997, 1998 and 1999 the breakdown of this caption was as follows:

	1997	1998	1999
Salaries, pension and benefits	$ 55,093	$ 77,406	$ 99,647
Sales commissions	80,603	75,096	74,879
CPP collection commissions	13,193	21,133	47,468
Advertising	25,646	28,338	45,393
Bad debts	29,977	37,443	30,971
Administration	6,521	8,880	11,498
Fees	5,283	9,070	9,703
Billing, printing and distribution	6,906	8,067	8,567
Bank commissions	4,290	5,860	6,492
Office supplies and deliveries	5,077	5,593	4,852
Software and hardware	3,797	4,213	4,682
Credit card commissions	2,255	3,749	4,038
Rental	3,444	3,160	3,673
Other	3,283	5,683	5,838
	$245,368	$293,691	$357,701

COMPAÑÍA DE RADIOCOMUNICACIONES MÓVILES S.A.
AND SUBSIDIARY
Notes to the Consolidated Financial Statements (Continued)
(In Thousands of US Dollars)

NOTE 19—TRANSACTIONS WITH RELATED PARTIES

The principal transactions carried out by the Company during the year with its related companies are summarized below:

Company	Relation	Type of Transaction	1997	1998	1999
Motorola Inc.	Shareholder (i)	Purchase of Telecommunication Equipment/MIRS	$ 89,873	150,762	145,591
BGH S.A.	Shareholder (i)	Purchase of equipment and accessories	$113,362	35,794	59,310
BellSouth International	Shareholder (i)	Provision of Technical Services/ Expatriate expenses	$ 467	132	762
BellSouth Mobility	Common Shareholder	Purchase of roaming services	$ 185	339	277
Abiatar (Uruguay)	Common Shareholder	Purchase of roaming services	$ 4,698	5,919	6,336
Abiatar (Uruguay)	Common Shareholder	Provision of roaming services	$ 1,363	2,616	2,627
Telecel (Paraguay)	Common Shareholder	Purchase of roaming services	$ —	—	29
Telecel (Paraguay)	Common Shareholder	Provision of roaming services	$ —	41	245
BellSouth Chile	Common Shareholder	Purchase of roaming services	$ 295	748	528
BellSouth Chile	Common Shareholder	Provision of roaming services	$ 271	511	760
BSWIS	Common Shareholder	Purchase of roaming services	$ —	—	36

(i)   Direct or indirect shareholder.

(In Thousands of US Dollars)

NOTE 19—TRANSACTIONS WITH RELATED PARTIES (Continued)

Intercompany Balances as of December 31, 1998 and 1999 are as follows:

	1998	1999
Assets		
Accounts Receivables		
Abiatar S.A. (Uruguay)	$ 142	$ 25
BellSouth Comunicaciones S.A. (Chile)	21	121
Telecel (Paraguay)	41	257
	204	403
Liabilities		
Accounts payable		
Motorola Inc.	40,365	42,973
BGH S.A.	—	5,955
BellSouth International	80	80
	$40,445	$49,008

NOTE 20—TELECOMMUNICATIONS DEREGULATION PLAN

Current Argentina telecommunications legislation includes provisions for the granting of basic telephony service licenses with national coverage for the two existing telephone companies and two new ones, which will be operated by the two independent companies rendering cellular telephone services. During first quarter of 1999, the Company formed, jointly with two other companies, Compañía de Teléfonos del Plata S.A. (CTP) in order to render such basic telephony services, and CTP has signed a related license contract with the National Government. The Company owns a 91% stock interest of CTP. As a consequence of this formation, there has been no recognition of goodwill. Minority interest represents the remaining 9% of CTP's stock interest belonging to Fecosur S.A. and Compañía de Cables Inversora S.A.

NOTE 21—DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107 "Disclosure about fair value of financial statements", the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial statements when fair value can be reasonably estimated. The values provided are representative of the fair values as of December 31, 1998 and 1999 except otherwise indicated, and do not reflect subsequent changes in the economy, interest and tax rates and other variables that may impair fair value.

For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value amounts disclosed represents management's best estimates of fair value.

(In Thousands of US Dollars)

NOTE 21—DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The recorded amounts of cash and cash equivalents and bank loans approximate fair value due to the short-term nature of these instruments.

Fair value estimates for long-term debt is estimated based on quotes from dealers for each issue at December 31, 1998 and 1999. Since judgment is required to develop the estimates, the estimated amounts presented herein may not be indicative of the amounts that we could realize in a current market exchange.

As of December 31, 1998 and 1999, fair value of long term debt did not differ significantly from the carrying amounts.

NOTE 22—RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

a. Dividend payments

Argentine Law requires that, financial statements prepared in accordance with Argentine GAAP are to be used as a basis for any dividend payment. Accordingly, the amounts available for dividend distribution purposes are calculated based upon the Company's Argentine GAAP financial statements (not presented herein) and not the figures reported in the accompanying consolidated financial statements. As of December 31, 1999, the retained earnings available for dividend distribution were approximately $404,000. Dividends of the Company are declared in Argentine pesos.

b. Legal reserves

Under Argentine Federal Law, a minimum of 5% of net income for each year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital. This legal reserve may be used only to absorb deficits.

NOTE 23—SEGMENT INFORMATION

The Company provides different types of services, including wireless (cellular, trunking and paging), basic telephony (local and long distance), and internet and data transmission services. Through December 31, 1999, substantially all of the Company's revenues are from its cellular business. The Company started providing basic telephony and data transmission by the end of 1999, while the remaining non-cellular services are, on an aggregate basis, less than 5% of total revenues.

BAJA CELULAR MEXICANA, S.A. DE C.V.

Consolidated Financial Statements

Years ended December 31, 1997, 1998 and 1999
with Report of Independent Auditors

BAJA CELULAR MEXICANA, S.A. DE C.V.

Consolidated Financial Statements

Years ended December 31, 1997, 1998 and 1999

Contents:

REPORT OF INDEPENDENT AUDITORS

The Stockholders of
Baja Celular Mexicana, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Baja Celular Mexicana, S.A. de C.V. as of December 31, 1998 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and changes in financial position for the years ended as of December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico which are the same as those followed in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baja Celular Mexicana, S.A. de C.V. as of December 31, 1998 and 1999, and the consolidated results of their operations, and changes in their financial position for the years ended as of December 31, 1997, 1998 and 1999, in conformity with accounting principles generally accepted in Mexico, which differ in certain significant respects from those followed in the United States of America (see Note 15 to the Consolidated Financial Statements).

Mancera, S.C.
Member of Ernst & Young International

Diego J. Romero

Tijuana, B.C., Mexico
April 28, 2000, except for the restatement to
constant Mexican Pesos as of March 31, 2000
(Note 2), which note is presented as of
May 22, 2000

BAJA CELULAR MEXICANA, S.A. DE C.V.
Consolidated Balance Sheets
(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

	December 31,		Convenience Translation (Note 2)
	1998	1999	1999
			(Unaudited) US $ (000s)
Assets			
Current assets:			
Cash and cash equivalents (Note 10)	Ps. 92,873	Ps. 99,642	10,478
Accounts receivable:			
Trade (Note 10)	123,089	188,085	19,778
Sundry debtors	2,387	3,052	321
Recoverable taxes	67,940	76,368	8,030
Related parties (Note 7)	11,242	3,176	334
Other	14,410	65,366	6,873
	219,068	336,047	35,336
Allowance for doubtful accounts	(10,619)	(20,410)	(2,146)
	208,449	315,637	33,190
Inventories, net (Note 3)	136,978	334,628	35,187
Total current assets	438,300	749,907	78,855
Property and equipment, net (Note 4)	893,352	1,319,678	138,767
Goodwill, net (Note 5)	688,143	628,306	66,068
Other assets, net (Note 6)	64,244	60,663	6,379
Total assets	Ps. 2,084,039	Ps. 2,758,554	290,069

BAJA CELULAR MEXICANA, S.A. DE C.V.
Consolidated Balance Sheets
(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

	December 31, 1998	December 31, 1999	Convenience Translation (Note 2) 1999
			(Unaudited) US $ (000s)
Liabilities and stockholders' equity			
Current liabilities:			
Current portion of long-term debt (Notes 8 and 10) ..	Ps. 42,885	Ps. 68,492	7,202
Suppliers (Note 10)	136,038	298,108	31,347
Related parties (Note 7)	72,327	190,234	3,639
Taxes payable	21,061	34,608	3,499
Ministry of Communications and Transportation and long-distance carrier companies	52,112	33,272	10,106
Other accounts payable	35,123	96,115	20,004
Total current liabilities.........................	359,546	720,829	75,797
Long-term debt (Note 8)	199,204	240,586	25,298
Labor obligations	247	740	78
Total liabilities	558,997	962,155	101,173
Commitments and contingencies (Note 14)			
Stockholders' equity (Notes 9 and 13)			
Capital stock	1,164,916	1,164,916	122,494
Retained earnings	118,634	258,788	27,212
Net income	140,154	204,433	21,497
Majority stockholders' equity	1,423,704	1,628,137	171,203
Minority interest	101,338	168,262	17,693
Total stockholders' equity	1,525,042	1,796,399	188,896
Total liabilities and stockholders' equity	Ps. 2,084,039	Ps. 2,758,554	290,069

See accompanying notes.

BAJA CELULAR MEXICANA, S. A. DE C.V.

Consolidated Statements of Income

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

	Years ended December 31,			Convenience Translation (Note 2)
	1997	**1998**	**1999**	**1999**
				(Unaudited) US $ (000s)
Revenues (Note 2):				
Connection and rent	Ps. 153,750	Ps. 228,518	Ps. 351,211	36,931
Air time	402,111	549,317	946,458	99,522
Roaming	118,460	157,679	193,296	20,326
Other	196,929	272,386	392,516	41,274
				198,053
Costs and expenses:				
Costs of revenues	342,406	544,510	979,557	103,003
Selling expenses	124,650	200,469	237,664	24,991
Administrative expenses	67,197	83,432	122,190	12,849
Depreciation	82,980	90,397	132,768	13,961
Amortization	5,713	6,850	7,041	740
Goodwill amortization	59,837	59,837	59,837	6,292
	682,783	985,495	1,539,057	161,836
Operating income	188,467	222,405	344,424	36,217
Comprehensive financing income (expense) (Note 2)				
Interest expense	(31,348)	(26,286)	(30,295)	(3,186)
Interest income	50,430	27,236	13,673	1,438
Foreign exchange gain (loss)	(4,545)	(59,698)	14,241	1,497
Gain (loss) in net monetary position	(2,740)	(15,319)	(7,978)	(839)
	11,797	(74,067)	(10,359)	(1,090)
Other income (expenses), net	20,020	20,043	7,689	809
Income before income tax, asset tax and minority interest income	220,284	168,381	341,754	35,936
Income tax (Note 12)	27,643	123	70,196	7,381
Asset tax (Note 12)	—	—	201	21
Income before minority interest	192,641	168,258	271,357	28,534
Minority interest income	34,527	28,104	66,924	7,037
Net income	Ps. 158,114	Ps. 140,154	Ps. 204,433	21,497

See accompanying notes.

BAJA CELULAR MEXICANA, S.A. DE C.V.

Consolidated Statements of Changes in Stockholders' Equity

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

	Capital stock	Retained earnings (accumulated deficit)	Majority stockholders' equity	Minority interest	Total stockholders' equity
Balance at December 31, 1996	Ps. 1,164,916	Ps. (39,480)	Ps. 1,125,436	Ps. 38,707	Ps. 1,164,143
Net income	—	158,114	158,114	—	158,114
Minority interest income				34,527	34,527
Balance at December 31, 1997	1,164,916	118,634	1,283,550	73,234	1,356,784
Net income		140,154	140,154	—	140,154
Minority interest income				28,104	28,104
Balance at December 31, 1998	1,164,916	258,788	1,423,704	101,338	1,525,042
Net income		204,433	204,433	—	204,433
Minority interest income				66,924	66,924
Balance at December 31, 1999	**Ps. 1,164,916**	**Ps. 463,221**	**Ps. 1,628,137**	**Ps. 168,262**	**1,796,399**

See accompanying notes.

Convenience Translation (Note 2)	(Unaudited) U.S. $ (000s)
Balance at December 31, 1998	$ 160,362
Net income	21,497
Minority interest income	7,037
Balance at December 31, 1999	**$ 188,896**

See accompanying notes.

BAJA CELULAR MEXICANA, S.A. DE C.V.

Consolidated Statements of Changes in Financial Position

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

	Years ended December 31			Convenience Translation (Note 2)
	1997	1998	1999	1999
				(Unaudited) US $ (000s)
Operating activities				
Net income	Ps. 158,114	Ps. 140,154	Ps. 204,433	21,497
Items not requiring use of resources:				
Depreciation	82,980	90,397	132,768	13,961
Amortization	5,714	6,850	7,041	740
Goodwill amortization	59,837	59,837	59,837	6,292
	306,645	297,238	404,079	42,490
(Increase) decrease in:				
Trade receivables	(25,993)	(40,085)	(55,204)	(5,805)
Sundry debtors	8,746	(930)	(665)	(70)
Recoverable taxes	(5,290)	(39,869)	(8,428)	(886)
Other accounts receivable	(9,346)	3,149	(50,956)	(5,358)
Inventories	(25,025)	(67,311)	(197,650)	(20,783)
Related parties	(8,815)	(10,362)	8,066	848
Other assets	953	1,270	3,582	377
Increase (decrease) in:				
Suppliers	(22,844)	(45,127)	89,783	9,441
Due to related parties	75,184	77,115	190,194	19,998
Other accounts and taxes payable	(19,411)	44,598	55,697	5,857
Labor obligations	(32)	69	493	52
Resources provided by operating activities	274,772	219,755	438,991	46,161
Financing activities				
Proceeds from issuance long-term debt	35,702	—	141,733	14,904
Repayment of long-term debt	(31,438)	(36,040)	(40,588)	(4,268)
Inflation effect and foreign exchange from long-term debt	(32,172)	(279)	(34,156)	(3,592)
Minority interest	34,527	28,104	66,924	7,037
Resources provided by (used in) financing activities	6,619	(8,215)	133,913	14,081
Investing activities				
Purchase of fixed assets	(252,216)	(378,583)	(566,135)	(59,530)
Resources (used in) investing activities	(252,216)	(378,583)	(566,135)	(59,530)
Net increase (decrease) in cash and cash equivalents	29,175	(167,043)	6,769	712
Cash and cash equivalents at beginning of year	230,741	259,916	92,873	9,766
Cash and cash equivalents at end of year	Ps. 259,916	Ps. 92,873	Ps. 99,642	10,478

See accompanying notes.

BAJA CELULAR MEXICANA, S.A. DE C.V.
Notes to Consolidated Financial Statements
December 31, 1997, 1998 and 1999
(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 1—DESCRIPTION OF THE BUSINESS

Baja Celular Mexicana, S.A. de C.V. (the Company or Baja Celular) is a variable capital corporation incorporated under the laws of Mexico on June 6, 1990, primarily to install, operate and provide cellular mobile radiotelephone service for a period of twenty years under a concession from the Ministry of Communications and Transportation, in the states of Baja California, Baja California Sur, Sonora and Sinaloa, Mexico.

NOTE 2—ACCOUNTING POLICIES AND PRACTICES

Basis of consolidation

The accompanying consolidated financial statements include the accounts of Baja Celular and its subsidiaries, Baja Celular Servicios Corporativos, S.A. de C.V. and Tamcel, S.A. de C.V. (hereinafter Baja Celular Servicios Corporativos and Tamcel), which since October 1990 and June 1994 have been 99.90% and 99.99% owned subsidiaries of Baja Celular, respectively. Also, during 1994, Tamcel acquired a 25% equity interest in Movitel del Noroeste, S.A. de C.V.(Movitel), Moviservicios, S.A. de C.V. and Movicelular, S.A. de C.V., companies in which Tamcel already held a 43% equity interest so that Tamcel's total equity interest in this group of companies was increased to 68%. All intercompany balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Mexico requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of risk

The Company invests a portion of its excess cash in cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities that maintain safely and liquidity. The Company has not experienced any losses in its cash equivalents. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customers structure includes a lot of minimum balances, which spreads the trade credit risk.

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10 (*Accounting Recognition of the Effects of Inflation on Financial Information*), as amended, issued by the Mexican Institute of Certified Public Accountants (IMCP). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in Mexican pesos with purchasing power as of the most recent consolidated balance sheets presented, in this case, March 31, 2000.

NOTE 2—ACCOUNTING POLICIES AND PRACTICES (Continued)

The significant inflation accounting concepts and procedures are described below:

The net monetary position represents the effect of inflation on monetary assets and liabilities. The related amounts are included in the consolidated statements of income as part of the caption Comprehensive financing expense (income).

The caption Comprehensive financing expense (income) represents the total cost of financing which, in inflationary periods, includes not only interest but also the net monetary position and exchange gains and losses.

Cash equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates market value.

Allowance for doubtful accounts

The allowance for doubtful accounts is increased monthly at a percentage ranging from 1.5% to 2.5% of total credit sales for the respective month. The allowance is reviewed periodically based on the probability of collection in the different categories in the aged listing of accounts receivable.

Inventories and cost of sales

Inventories are valued at the lower of cost or market and are restated based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (Mexico's central bank).

The allowance for obsolete and slow-moving inventories is determined based on the decline in market prices due primarily to technological advances in equipment.

Cost of sales represents historical operating costs at the time the related sales were made. Such costs have been restated based on the NCPI.

Property and equipment

Property and equipment are restated based on the NCPI. Depreciation on both historical cost and the restatement increment are computed using the straight-line method based on the estimated useful lives of the related assets, which are as follows:

	Years
Cellular equipment	5 to 10
Leasehold improvements	20 to 10
Furniture and equipment	10
Automotive equipment	5
Access roads	10

NOTE 2—ACCOUNTING POLICIES AND PRACTICES (Continued)

Goodwill

Goodwill consists of the excess cost of shares of subsidiaries over the fair value of the acquired net assets, restated based on the NCPI. Amortization is computed using the straight-line method over sixteen years, beginning in 1994 (see note 5).

Other assets

Other assets are restated by applying the NCPI to historical costs. Amortization was computed using the straight-line method based on the following estimated useful lives:

	Years
Mexican government concession	20
Preoperating expenses	10
Installation expenses	5

Stockholders' equity

Capital accounts and retained earnings were restated based on the NCPI.

Transactions in foreign currency

The Company keeps its accounting records in Mexican pesos. Transactions denominated in foreign currency are translated to Mexican pesos using the prevailing exchange rate on the day of the related transactions. Balances denominated in foreign currency at December 31, 1997, 1998 and 1999 were translated at the prevailing exchange rate at such dates (see Note 10). All translation adjustments have been included in comprehensive financing expense (income).

Revenues recognition

Revenues are obtained from initial service activation, basic monthly rental charges, measured service charges based on the number of minutes and seconds the service is used, visitor mobile subscriber service charges, and other additional visitor service charges. All services are billed monthly, at rates authorized by the Ministry of Communications and Transportation. Revenues are recognized when such services are rendered.

Labor obligations

Under Mexican labor law, employees are entitled to compensation ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. The Company accounts for this obligation in accordance with Bulletin D-3 ("Labor Obligations") issued by the IMCP; consequently, seniority premium costs are recognized periodically during the years of service by employees, based on actuarial computations.

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 2—ACCOUNTING POLICIES AND PRACTICES (Continued)

Also, in accordance with Mexican labor law, the Company is contingently liable for severance payments to employees who are unjustifiably dismissed. Such payments are charged to income in the year in which the decision to dismiss an employee is made, if such dismissal is considered to be unjustified.

v. Presentation in dollars for the convenience of the reader

For the convenience of the reader (not for US GAAP purposes), the adjusted Mexican Pesos on the Company's statements as at December 31, 1999 and for the year then ended have been presented in U.S. dollars, using the representative exchange rate of December 31, 1999 (U.S.$ 1 = 9.51 Mexican Pesos). The dollar amounts presented in the financial statements should not be construed as representing amounts receivable, payable or convertible into dollars, unless otherwise indicated.

Income tax and employees' statutory profit sharing

Income tax and employee statutory profit sharing provisions are recognized in operations for the year in which they are incurred and are adjusted for the effects of certain non-recurring temporary items that are reported for tax purposes in years other than those in which they are recognized for accounting purposes. Tax on assets in excess of income tax is recognized in operations in the year in which incurred.

The Company provides for income tax using the liability method as required by Bulletin D-4 issued by the IMCP, which requires that deferred taxes be provided for identifiable non-recurring temporary differences with a known turnaround time, using the statutory tax rates at the end of the reporting period. For the years ended December 31, 1997, 1998 and 1999, Baja Celular Mexicana, S.A. de C.V. and each of its subsidiaries filed separate tax returns.

Employees' profit sharing is an obligation under the Mexican Labor Law. It is determined based on each of the consolidated companies' pretax income and adjusted on the basis of Mexican Labor Law. During the periods presented, there were no non-recurring items that would have generated a deferred income tax or employees' profit sharing provision, as prescribed by Bulletin D-4.

See Note 12 regarding revisions to Bulletin D-4 that became effective on January 1, 2000.

NOTE 3—INVENTORIES

Inventories consists of the following at December 31:

	1998	1999
Cellular telephones and accessories	Ps. 137,713	Ps. 355,132
In transit inventories	75	1,026
	137,788	356,158
Reserve for obsolete and slow moving inventories	(810)	(21,530)
	Ps. 136,978	Ps. 334,628

BAJA CELULAR MEXICANA, S.A. DE C.V.

Notes to Consolidated Financial Statements (Continued)

December 31, 1997, 1998 and 1999

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 4—PROPERTY AND EQUIPMENT

An analysis of property and equipment at December 31 is as follows:

	1998		1999	
	Investment	Accumulated depreciation	Investment	Accumulated depreciation
Land.	Ps. 6,042		Ps. 6,042	
Cellular equipment	1,198,432	Ps. 497,389	1,343,097	Ps. 602,167
Leasehold improvements	98,623	24,434	143,388	31,129
Furniture and equipment	107,076	49,697	138,640	67,878
Automotive equipment	20,570	9,992	23,183	13,633
	1,430,743	Ps. 581,512	1,654,350	Ps. 714,807
Accumulated depreciation	(581,512)		(714,807)	
	849,231		939,543	
Construction in progress	44,121		380,135	
Net	Ps. 893,352		Ps. 1,319,678	

NOTE 5—GOODWILL

During 1994, the Company acquired a 99.99% equity interest in Tamcel, a holding company. Then, Tamcel acquired an additional 25% equity interest in other companies (see Note 2). As a result of these transactions, the Company recognized goodwill for the difference between the amount paid for these equity investments and the fair value of the shares acquired. This goodwill is being amortized over a period of sixteen years based on the remaining term of the concession granted by the Ministry of Communications and Transportation.

An analysis of goodwill is as follows at December 31:

	1998		1999	
	Goodwill	Accumulated amortization	Goodwill	Accumulated amortization
Baja Celular Mexicana	Ps. 605,446	Ps. 170,309	Ps. 605,446	Ps. 208,147
Tamcel	352,005	98,999	352,005	120,998
	957,451	Ps. 269,308	957,451	Ps. 329,145
Net	Ps. 688,143		Ps. 628,306	

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 6—OTHER ASSETS

An analysis of other assets is as follows at December 31:

	1998	1999
Mexican government concession	Ps. 95,905	Ps. 95,905
Preoperating expenses	12,073	12,073
Installation expenses	3,878	—
Security deposits	191	5,002
AMCEL	2,143	3,152
Other	698	1,095
	114,888	117,227
Accumulated amortization	(50,644)	(56,564)
Net	Ps. 64,244	Ps. 60,663

NOTE 7—RELATED PARTIES

An analysis of transactions with related parties is as follows:

	Years ended December 31,		
	1997	1998	1999
Rental expense derived from lease signed with Vac Industrial, S.A. de C.V.	Ps. 2,038	Ps. 2,222	Ps. 1,896
Rental expense derived from leases signed with certain stockholders	2,353	2,617	3,057
Administrative services provided by Vac Industrial, S.A. de C.V.	2,947	4,399	5,242
Sale of telephones to Cedetel and Norcel	7,173	7,384	—
Purchase of telephones and Cellular equipment from Motorola International	95,940	220,478	324,312

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 7—RELATED PARTIES (Continued)

An analysis of balances due from/to related parties is as follows at December 31:

	December 31,	
	1998	1999
Receivables from affiliated companies:		
Vac Industrial	Ps. —	Ps. 46
Cedetel	9,282	973
Norcel	1,960	2,157
Motorola International	—	—
	Ps. 11,242	Ps. 3,176
Payables to affiliated companies:		
Vac Industrial	Ps. 40	Ps. —
Cedetel	—	4,955
Motorola International	72,287	185,279
	Ps. 72,327	Ps. 190,234

BAJA CELULAR MEXICANA, S.A. DE C.V.

Notes to Consolidated Financial Statements (Continued)

December 31, 1997, 1998 and 1999

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 8—ANALYSIS OF LONG-TERM DEBT

All long-term debt corresponds to bank loans, as follows:

	December 31,	
	1998	**1999**
Revolving line of credit in U.S. dollars from Citibank, N.A., Bahamas branch at LIBOR rate plus 6 points interest paid. One of the Company's shareholders (Motorola) acts as a guarantor for this line of credit.	Ps. 6,108	Ps. 3,499
Revolving line of credit in U.S. dollars from Banco Nacional de Comercio Exterior, S.N.C. at LIBOR rate plus .625%, semi-annually.	43,789	25,088
Industrial mortgage loan on cellular equipment in U.S. dollars from Banco Bilbao Vizcaya, repayable in semi-annual installments through 2002. Annual interest ranges from 8% to 10%.	43,058	24,696
Revolving line of credit in U.S. dollars from Citibank, at 9.1225% annual interest. One of the Company's shareholders (Motorola) acts as a guarantor for this line of credit.	113,916	101,106
Revolving line of credit in U.S. dollars from Citibank, at LIBOR rate plus 2.25%, interest payable semi-annually interest, due 2002. One of the Company's shareholders (Motorola) acts as a guarantor for this line of credit.	30,895	18,965
Loan from ABN AMRO Bank N.V. at interest rate LIBOR plus 2% repayable in 10 semi-annual installments, due 2004. According to loan covenants, Tamcel will not declare or pay any dividends on any class of capital stock and will not purchase, redeem or acquire any of its capital stock. In the case of Baja Celular, the Company shall not permit the stockholders to authorize the payment of dividends on its capital stock for any amount higher than 50% of net income of the previous fiscal year.	—	133,070
Revolving line of credit in U.S. dollars from Citibank, at LIBOR rate plus 2.50% multiplied by a gross-up factor, interest payable semi-annually, due 2002. One of the Company's stockholders (Motorola) acts as a guarantor for this line of credit.	4,323	2,654
Total	Ps. 242,089	Ps. 309,078
Less current portion	(42,885)	(68,492)
Total long-term debt	Ps. 199,204	Ps. 240,586

Motorola Inc. acts as the guarantor of the revolving lines of credit obtained from Citibank. The Company pledged, as security to Motorola, its stock certificates representing 23% of its capital stock (see Note 9).

Annual maturities on long-term debt are as follows at December 31, 1999:

Year	
2001	Ps. 158,753
2002	37,328
2003	29,817
2004	14,688
Total	Ps. 240,586

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 9—STOCKHOLDERS' EQUITY

a) Capital stock at December 31, 1998 and 1999 is Ps. 365,580, of which Ps. 5,000 constitutes fixed capital and Ps. 360,437, variable capital. Capital stock is represented by 131,034 shares with no par value, 15,828 series "A" shares and 15,206 series "B" shares. Restated capital stock at December 31, 1998 and 1999 is Ps. 1,164,916.

b) The Company is legally required to appropriate at least 5% of its net income of each year to increase the legal reserve. This practice must be continued until the legal reserve is equal to 20% of capital issued and outstanding. During 1999, the Company increased its legal reserve in the amount of Ps. 23,118, as a part of retained earnings.

c) In conformity with Mexican income tax law, cash dividends paid and received by companies within the same consolidating group are tax exempt. Cash dividends paid to stockholders outside the group from the so-called "net tax profit account" (i.e., from earnings on which Mexican corporate income taxes have already been paid) are also tax exempt. Any distribution in excess of this amount is subject to taxation.

d) Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. However, corporate taxpayers have the option of deferring a portion of this increase so that the tax payable will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This is to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

If the Company opts for this tax deferral, in 2000, earnings will be considered to be distributed first from the "CUFINRE" and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax (3% for 1999).

Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

In addition, effective January 1, 1999, cash dividends obtained by individuals or residents abroad will be subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the "CUFIN" account at December 31, 1998). The accumulated balance of the net tax profit account (CUFIN) at December 31, 1999 was Ps. 131,121. See dividends restrictions in Notes 8 and 13.

NOTE 10—FOREIGN CURRENCY POSITION

The consolidated financial statements at December 31, 1998 and 1999 include the following U.S. dollar denominated assets and liabilities:

	December 31,	
	1998	**1999**
	(Expressed in thousands of U.S. dollars)	
Assets:		
Cash	$ 5,162	$ 4,968
Trade receivables	924	738
Other	127	2,923
	6,213	8,629
Liabilities:		
Current portion of long-term debt	3,764	5,651
Suppliers	16,011	47,392
Long-term debt	17,487	25,920
Accrued interest	536	187
	37,798	79,150
Net short position	$(31,585)	$ (70,521)

The exchange rates used to translate the above-mentioned U.S. dollar denominated balances at December 31, 1998 and 1999 were as follows:

1998	**1999**
(Mexican pesos for one U.S. dollar)	
Ps. 9.8650	**Ps. 9.5222**

At April 28, 2000, the exchange rate was Ps. 9.4521 per U.S. dollar.

NOTE 11—ADVERTISING AND LEASING EXPENSES

The advertising expenses were Ps. 30,456 and Ps. 44,378, and the leasing expenses were Ps. 17,549 and Ps. 21,950 in 1998 and 1999 respectively.

NOTE 12—INCOME TAX AND ASSET TAX

The Company is subject to payment of both income tax and asset tax. Since the beginning of 1997, these taxes have been computed on a consolidated basis.

The 1.8% asset tax (which is a minimum income tax) is payable on the average value of most assets net of certain liabilities. Since asset tax may be credited against income tax, the former is actually payable only to the extent that it exceeds income tax.

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 12—INCOME TAX AND ASSET TAX (Continued)

Book and tax results are not the same due to temporary differences in income for financial and tax reporting purposes, as well as permanent differences. At December 31, 1999, there were net temporary differences amounting to Ps. 603,091 that were deducted for tax purposes although no corresponding deferred tax liability has been recorded because such items are considered recurring or will not reverse in a definite period of time, principally for inventories, property and equipment and tax loss carryforwards:

Inventories	Ps. 334,575
Property and equipment	345,072
Allowance for doubtful accounts	(20,413)
Advances from customers	(2,769)
Tax loss carryforwards	(53,374)
	Ps. 603,091

A new version of Mexican Accounting Bulletin D-4, "Deferred Income Tax", became effective on January 1, 2000. Under new Bulletin D-4, all deferred income taxes, including those arising from recurring temporary differences between book and taxable income, and the tax effects of tax loss carryforwards, will have to be recognized in the financial statements. Such deferred income taxes will be calculated under the asset and liability method that compares the book and tax values of the Company's assets and liabilities. From this comparison temporary differences are determined, to which the tax rate effective at the end of the year end is applied.

The cumulative effect of the adoption of this new bulletin in January 1, 2000 will reduce stockholders' equity by approximately Ps. 211,082 and results in the registration of a deferred tax liability of Ps. 211,082. Subsequent effects derived from deferred income taxes, will be recognized in the consolidated statements of income or stockholders' equity, as appropriate.

NOTE 13—APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 1994 through 1999 have not been approved by the Company since no stockholders' meetings have been held as required by Article 172 of the Mexican Corporations Act and the Company's by laws. No dividends may be distributed until these meetings are held.

NOTE 14—COMMITMENTS AND CONTINGENCIES

a) The Company is required to pay the Mexican government semiannually the equivalent of 5% and 6% of gross revenues obtained by Baja Celular and Movitel, respectively, from services provided in terms of the concession. These payments are made in addition to the amount paid for the government concession (Note 6).

b) Federal and state taxes are open to review by the authorities for a period of five years.

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 15—DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from United States generally accepted accounting principles ("U.S. GAAP").

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required under Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effect of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost for both Mexican and United States accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are listed below, with an explanation, where appropriate, of the adjustments that affect consolidated operating income, net income, stockholders' equity and resources provided by operating and financing activities for each of the years ended December 31, 1997 ,1998 and 1999.

Deferred income taxes

Under Mexican GAAP, through December 31, 1999 deferred income taxes were provided for identifiable non-recurring temporary differences (those expected to reverse over a known period of time) at rates in effect at the end of the period covered by the financial statements. Benefits from loss carryforwards were not recognized before the period in which the carryforward was utilized. For purposes of this reconciliation, the Company has applied Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

It is assumed that all retained earnings will be distributed to the stockholders' and, accordingly, will give rise to income tax under the general regime. Under Mexican tax legislation until 1999, income tax paid on dividends was a corporate tax and not an individual tax. Effective January 1, 1999, in addition to the corporate tax, cash dividends paid to the Company's stockholders will be subject to an individual tax withholding of approximately 7.60%.

Under Mexican GAAP the deferred tax provision must always be classified as a current liability. Under the US GAAP criteria the deferred tax provision could be presented both as a current or as a long-term liability, based on the type of temporary difference that originated it.

New Bulletin D-4 became effective January 1, 2000 (see Note 12).

Capitalized financing cost

Under Mexican GAAP, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. The Company has elected not to capitalize

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 15—DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

such comprehensive financing cost. Under U.S. GAAP, interest expense incurred during the construction period on qualifying expenditures must be capitalized. For U.S. GAAP purposes, and since the Company is financed in U.S. dollars, interest cost is capitalized.

Minority interest

For U.S. GAAP purposes, minority interest of Ps. 101,338 and, Ps. 168,262 at December 31, 1998 and 1999 respectively, has been excluded from stockholders' equity.

Effect of inflation accounting on U.S. GAAP adjustments

To determine the net effect on the consolidated financial statements of recognizing U.S. GAAP adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments. As of December 31, 1997, 1998 and 1999, the monetary gain on deferred taxes has been included in income for U.S. GAAP reconciliation purposes.

Comprehensive income

Effective January 1, 1999, the Company adopted Statement 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and disclosure of comprehensive income and its components. Comprehensive income is the change during a period in an enterprise's equity from transactions and other events and circumstances arising from non-owner sources. The Company has not presented a U.S. GAAP statement of comprehensive income as there have been no qualifying comprehensive income transactions.

Cash flow information

Under Mexican GAAP, the Company presents statements of changes in financial position, as described in Note 2.

The change in the financial statement balances included in these statements constitute cash flow activity stated in constant Mexican pesos (including monetary and foreign exchange gains and losses).

In accordance with Mexican GAAP, the change in current and long-term debt due to restatements in constant Mexican pesos, including the effect of foreign exchange differences, is presented in the statements of changes in financial position in the financing activities section.

Under Mexican GAAP the gain from monetary position and the exchange gain or loss are not presented in the operating activities section as reconciling adjustments, as they are included in the respective monetary asset or liability line. Statement of Financial Accounting Standards No. 95 ("SFAS 95"), "Statement of Cash Flows," however, does not provide guidance with respect to price-level restated financial statements. For U.S. GAAP purposes, the gain from monetary position and the devaluation loss related to debt are reclassified to the operating activities section. The totals of the

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 15—DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

consolidated statements of changes in financial position under U.S. GAAP would be changed as follows:

Preoperating expenses

Under Mexican GAAP preoperating expenses are amortized to the income statement over a period of twenty years. For U.S. GAAP purposes, starting after December 15, 1998, these expenses must be expensed when incurred. Previously deferred costs are written off in the year the statement is first applied as a cumulative catch up adjustment.

Cash Flow Information

	Years ended December 31,		
	1997	1998	1999
OPERATING ACTIVITIES:			
Net income	Ps. 106,452	Ps. 90,411	Ps. 204,389
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	83,083	90,727	133,717
Amortization	5,713	6,850	5,932
Goodwill amortization	59,837	59,837	59,837
Deferred income tax	72,031	81,543	43,455
Minority interest	24,909	22,031	52,481
Preoperating expenses	—	—	2,791
	352,025	351,399	502,602
Changes in assets and liabilities:			
Trade receivables	(25,993)	(40,085)	(55,204)
Sundry debtors	8,746	(930)	(665)
Recoverable taxes	(5,290)	(39,869)	(8,428)
Other accounts receivable	(9,346)	3,149	(50,956)
Inventories	(25,025)	(67,311)	(197,650)
Related parties	(8,815)	(10,362)	8,066
Other assets	953	1,270	3,582
Supliers	51,335	27,159	275,062
Due to related parties	1,005	4,829	4,915
Taxes payable and other accruals	(19,441)	44,667	56,190
Inflation effect and foreign exchange on financing activities	(40,751)	(20,143)	(54,808)
Resources provided by operating activities	279,403	253,773	482,706

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 15—DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Years ended December 31,		
	1997	1998	1999
FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	35,702	—	141,733
Repayment of long-term debt	(31,438)	(36,040)	(40,588)
Net cash provided by (used in) financing activities	4,264	(36,040)	101,145
INVESTING ACTIVITIES:			
Purchase of fixed assets	(254,492)	(384,776)	(577,082)
Net cash used in investing activities	(254,492)	(384,776)	(577,082)
Net Increase (Decrease) In Cash And Cash Equivalents	29,175	(167,043)	6,769
Cash And Cash Equivalents At Beginning Of Year	230,741	259,916	92,873
Cash And Cash Equivalents At End Of Year	Ps. 259,916	Ps. 92,873	Ps. 99,642

	Years ended December 31,		
	1997	1998	1999
Interest paid	Ps. 31,165	Ps. 22,854	Ps. 24,440
Income tax paid	—	—	—

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 15—DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Summary of adjustments to reconcile Mexican and U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

	Years ended December 31,		
	1997	1998	1999
Net income as reported under Mexican GAAP	Ps. 158,114	Ps. 140,154	Ps. 204,433
Approximate adjustments to reconcile net income to U.S. GAAP:			
Deferred income taxes	(72,031)	(81,543)	(43,455)
Net monetary position related to deferred income taxes	8,579	19,865	20,652
Capitalized interest	2,276	6,192	10,946
Depreciation on capitalized interest	(103)	(330)	(949)
Preoperating expenses	—	—	(39,899)
Accumulated amortization at beginning of the year on the preoperating expenses	—	—	37,108
Amortization on preoperating expenses	—	—	1,110
	96,835	84,338	189,946
Minority interest from the above effects	9,617	6,073	14,443
Approximate net income under U.S. GAAP	Ps. 106,452	Ps. 90,411	Ps. 204,389

After the foregoing approximate adjustment for depreciation on capitalized interest and amortization of preoperating expenses, operating income under U.S. GAAP would be Ps. 188,362, Ps. 222,075 and Ps. 344,585 in 1997, 1998 and 1999, respectively.

Total assets under U.S. GAAP were Ps. 2,093,062 in 1998 and Ps. 2,776,891 in 1999. The difference in total assets between Mexican and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction and preoperating expenses net of accumulated depreciation.

(In Thousands of Mexican Pesos with Purchasing Power at March 31, 2000)

NOTE 15—DIFFERENCES BETWEEN MEXICAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The following is a summary of stockholders' equity adjusted to take into account the aforementioned differences between Mexican and U.S. GAAP:

	Years ended December 31,		
	1997	1998	1999
Majority stockholders' equity as reported under Mexican GAAP	Ps. 1,283,550	Ps. 1,423,704	Ps. 1,628,137
Approximate adjustments to reconcile stockholders' equity to U.S. GAAP:			
Preoperating expenses	—	—	(39,899)
Accumulated amortization on preoperating expenses	—	—	38,219
Capitalized interest	3,307	9,500	20,444
Accumulated depreciation on capitalized interest	(147)	(477)	(1,427)
Deferred income taxes	(126,602)	(188,281)	(211,082)
	1,160,108	1,244,446	1,434,392
Minority interest from the above effects	14,314	20,387	34,830
Approximate stockholders' equity under U.S. GAAP	Ps. 1,174,422	Ps. 1,264,833	Ps. 1,469,222

The following is a summary of the consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP:

Consolidated Statements of Changes in Stockholders' Equity

	Capital stock	Retained earnings (accumulated deficit)	Total Stockholders' Equity
Balance at December 31, 1996	Ps. 1,164,916	Ps. (96,946)	Ps. 1,067,970
Net income of 1997		106,452	106,452
Balance at December 31, 1997	1,164,916	9,506	1,174,422
Net income of 1998		90,411	90,411
Balance at December 31, 1998	1,164,916	99,917	1,264,833
Net income of 1999		**204,389**	**204,389**
Balance at December 31, 1999	**Ps. 1,164,916**	**Ps. 304,306**	**Ps. 1,469,222**

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

ENTEL TELEFONIA PERSONAL S.A.
AND SUBSIDIARIES
Index to the Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
Entel Telefonía Personal S.A.:

We have audited the accompanying consolidated balance sheets of Entel Telefonía Personal S.A. and Subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1999, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entel Telefonía Personal S.A. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 1999 and of shareholders' equity as of December 31, 1998 and 1999 to the extent summarized in Note 29 to the consolidated financial statements.

Deloitte & Touche

Santiago, Chile
January 21, 2000, except for note 29, as to which the date is April 24, 2000

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

	Notes	December 31, 1998	December 31, 1999	Convenience Translation (Note 3t) 1999 (Unaudited) US $ (000s)
ASSETS				
Current assets:				
Cash		ThCh $ 489,809	ThCh $ 572,911	1,081
Marketable securities	6	74,969	1,302,354	2,458
Trade accounts receivable, net	7	10,988,709	32,899,980	62,082
Notes receivable, net	8	726,848	1,696,617	3,202
Other accounts receivable	9	1,120,413	2,982,523	5,628
Due from related companies	10	2,250,925	4,771,185	9,004
Inventories	11	14,612,463	11,104,200	20,954
Recoverable taxes	12	12,230,118	20,414,731	38,522
Prepaid expenses...............		992,864	736,761	1,390
Other current assets	13	2,311,780	18,731,193	35,346
Total current assets		45,798,898	95,212,455	179,667
Property, plant and equipment:	14			
Land		1,446,374	1,695,595	3,200
Buildings and infrastructure		32,567,925	92,311,032	174,191
Machinery and equipment		81,767,541	74,931,819	141,396
Others		33,722,710	50,032,745	94,412
		149,504,550	218,971,191	413,199
Less: Accumulated depreciation		(12,370,668)	(26,992,513)	(50,935)
Net property, plant and equipment		137,133,882	191,978,678	362,264
Other assets:				
Investment in related companies ...	15	862,528	—	—
Goodwill, net	15	2,731,008	2,371,055	4,474
Prepaid expenses, long-term.......		659,520	1,111,903	2,098
Intangibles other than goodwill		1,247,464	1,279,002	2,412
Accumulated amortization of intangibles..................		(31,540)	(137,553)	(259)
Others		79,194	76,445	144
Total other assets		5,548,174	4,700,852	8,869
Total assets		ThCh $188,480,954	ThCh $291,891,985	550,800

The accompanying notes are an integral part of these consolidated financial statements

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

	Notes	December 31, 1998	December 31, 1999	Convenience Translation (Note 3t) 1999 (Unaudited) US $ (000s)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Banks and financial institutions	16	ThCh $ 5,539,106	ThCh $ 59,289	112
Current portion of long-term liabilities with banks and other financial institutions	16	2,013,952	2,726,847	5,146
Current portion of notes payable and other long-term liabilities	16	1,326,143	4,009,047	7,565
Accounts payable	17	10,799,564	18,218,526	34,378
Notes payable		11,375,845	3,470,711	6,549
Due to related companies	10	20,157,982	102,692,532	193,781
Accruals	18	548,061	951,979	1,796
Withholdings		336,120	383,241	723
Income taxes	20	—	3,957,080	7,467
Other current liabilities		—	452,345	854
Total current liabilities		52,096,773	136,921,597	258,371
Long-term liabilities:	16			
Due to banks and other financial institutions		4,415,312	1,325,175	2,500
Notes payable and other liabilities		5,779,395	3,169,005	5,980
Due to related companies	10	41,040,000	44,706,781	84,362
Total long-term liabilities		51,234,707	49,200,961	92,842
Commitments and contingencies	25	—	—	—
Minority interest		73,553	65,568	124
Shareholders' Equity:	19			
Common stock, no par value authorized, subscribed and paid-in; 85,272 shares in 1998 and 1999		114,456,051	114,456,051	215,979
Additional paid-in capital		995,183	995,183	1,878
Accumulated deficit of subsidiaries in development stage		(2,066,675)	(2,066,675)	(3,901)
Accumulated loss		(10,795,361)	(28,308,638)	(53,418)
Income (loss) for the year		(17,513,277)	20,627,938	38,925
Total shareholders' equity		85,075,921	105,703,859	199,463
Total liabilities and shareholders' equity ..		ThCh $188,480,954	ThCh $291,891,985	550,800

The accompanying notes are an integral part of these consolidated financial statements

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Consolidated Statements of Income

(Restated for General Price-level Changes and Expressed in Thousands of constant Chilean Pesos (ThCh $) of December 31, 1999)

	Notes	For the year ended December 31, 1997	1998	1999	Convenience Translation (Note 3t) 1999 (Unaudited) US $ (000s)
Net sales		ThCh $ 23,730,575	ThCh $ 34,822,732	ThCh $ 97,731,732	184,420
Cost of sales		(12,715,263)	(22,255,992)	(55,006,184)	(103,797)
Gross profit		11,015,312	12,566,740	42,725,548	80,623
Selling and administrative expenses		(11,070,155)	(24,287,022)	(42,632,952)	(80,448)
Operating (loss) income		(54,843)	(11,720,282)	92,596	175
Other income (expenses):					
Interest income		433,286	1,280,114	332,011	627
Equity in income of related companies		5,079	11,068	12,762	24
Other income	24	57,403	891	36,232,334	68,370
Amortization of goodwill	15	(36,563)	(167,952)	(359,953)	(679)
Interest expense		(1,276,089)	(7,749,886)	(10,211,134)	(19,268)
Other expense		(78,238)	(224,279)	(483,264)	(912)
Price-level restatement	5	(126,765)	1,042,046	(1,038,319)	(1,960)
Other income (expenses), net		(1,021,887)	(5,807,998)	24,484,437	46,202
Income (loss) before income taxes, minority interest and extraordinary item		(1,076,730)	(17,528,280)	24,577,033	46,377
Income taxes	20	—	—	(5,731,455)	(10,815)
Income (loss) before minority interest and extraordinary item		(1,076,730)	(17,528,280)	18,845,578	35,562
Minority interest		312	15,003	7,985	15
Income (loss) before extraordinary item		(1,076,418)	(17,513,277)	18,853,563	35,577
Extraordinary item:					
Application of tax loss carryforward from prior years	20	—	—	1,774,375	3,348
Net income (loss) for the year		ThCh $ (1,076,418)	ThCh $(17,513,277)	ThCh $ 20,627,938	38,925

The accompanying notes are an integral part of these consolidated financial statements.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

				Convenience Translation (Note 3t)
	For the year ended December 31,			
	1997	**1998**	**1999**	**1999**
				(Unaudited) US $ (000s)
Cash flows from operating activities:				
Cash received from customers	ThCh $ 26,350,616	ThCh $ 35,901,253	ThCh $ 84,014,504	158,535
Interest income received	638,139	2,857,069	144,379	272
Payment to suppliers and personnel	(22,807,154)	(49,700,509)	(115,338,518)	(217,643)
Interest paid	(465,683)	(5,443,266)	(1,632,277)	(3,080)
Other expenses paid	(568,469)	(25,388,004)	(87,916)	(166)
VAT and others paid	(591,099)	(1,470,944)	(570,171)	(1,076)
Other income received	—	—	6,458,816	12,188
Net cash provided by (used in) operating activities	2,556,350	(43,244,401)	(27,011,183)	(50,970)
Cash flows from financing activities:				
Proceeds from issuance of capital stock	52,417,333	48,670,811	—	—
Proceeds from loans	3,797,710	16,733,484	204,657	386
Proceeds from loans from related companies	6,963,156	130,646,948	100,178,848	189,037
Other sources of financing	362,055	11,763,130	35,514	67
Repayments of loans	(7,046,725)	(11,405,796)	(10,889,354)	(20,548)
Repayments of other loans from related companies	(4,957,258)	(100,452,729)	(58,843,954)	(111,038)
Net cash provided by financing activities	51,536,271	95,955,848	30,685,711	57,904
Cash flows from investing activities:				
Proceeds from sale of property, plant and equipment	481,860	5,081,614	32,721	62
Proceeds from sale of long-term investments	4,700,525	7,695,000	2,238,921	4,225
Proceeds from other investments	—	26,184,350	47,602,773	89,826
Purchases of property, plant and equipment	(7,259,837)	(87,787,951)	(42,258,211)	(79,741)
Permanent investments	—	(4,119,442)	—	—
Investments in marketable securities	(8,530,030)	(45,536)	(2,237,100)	(4,221)
Other loans to related companies	(40,113,037)	—	(6,930,301)	(13,078)
Other disbursements for investments	(3,917,179)	—	(828,724)	(1,564)
Net cash used in investing activities	(54,637,698)	(52,991,965)	(2,379,921)	(4,491)
Total net cash provided (used) for the year	(545,077)	(280,518)	1,294,607	2,443
Effect of changes in the purchasing power of the Chilean peso on cash and cash equivalents	50,652	419,792	(40,476)	(76)
Net increase (decrease) in cash and cash equivalents	(494,425)	139,274	1,254,131	2,367
Cash and cash equivalents at beginning of the year	919,929	425,504	564,778	1,065
Cash and cash equivalents at end of the year	ThCh $ 425,504	ThCh $ 564,778	ThCh $ 1,818,909	3,433

The accompanying notes are an integral part of these consolidated financial statements

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

	For the year ended December 31,			Convenience Translation (Note 3t)
	1997	1998	1999	1999
				(Unaudited) US $ (000s)
Reconciliation of net cash provided by operating activities to net (loss) income:				
Net (loss) income for the year	ThCh $(1,076,418)	ThCh $(17,513,277)	ThCh $ 20,627,938	38,925
Loss (gain) on sale of property, plant and equipment	(30,933)	—	38,221	72
Charges (credits) to income which do not represent cash flows:				
Depreciation for the year	1,375,093	8,983,407	18,366,112	34,657
Amortization of intangibles	130,487	351,663	81,385	154
Write-offs and accruals	1,864,054	1,003,745	10,275,246	19,389
Equity in income of related companies	(5,079)	(11,068)	(12,762)	(24)
Amortization of goodwill	36,563	167,952	359,953	679
Net price-level restatement	126,765	(1,042,046)	1,038,319	1,959
Other credits to income which do not represent cash flows	(69,696)	(3,980,493)	(20,494,916)	(38,674)
Other charges to income which do not represent cash flows	1,055,752	9,574,185	22,090,444	41,684
Proceeds from sale of licenses (Note 24)	—	—	(34,794,243)	(65,657)
Changes in assets which affect cash flows:				
(Increase) decrease in trade accounts receivable	(1,331,885)	3,453,271	(11,984,624)	(22,615)
(Increase) decrease in inventory . .	187,106	(13,706,705)	(18,528,026)	(34,962)
Increase in other assets	(842,183)	(2,848,690)	(16,852,939)	(31,801)
Changes in liabilities, which affect cash flows:				
Increase in accounts payable related to operating income . . .	1,108,303	3,850,648	2,792,765	5,270
Decrease in other accounts payable related to non-operating results	—	(96,909)	—	—
Net (decrease) increase of value-added tax and other taxes payable	28,733	(31,415,081)	(6,071)	(11)
Loss of minority interest	(312)	(15,003)	(7,985)	(15)
Net cash provided by (used in) operating activities	ThCh $ 2,556,350	ThCh $(43,244,401)	ThCh $(27,011,183)	(50,970)

The accompanying notes are an integral part of these consolidated financial statements

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 1—INCORPORATION AND COMPANY NAME

The Company was formed on September 21, 1981 as "Telecomunicaciones del Maipo Ltda.", a limited liability partnership. On August 16, 1988, the Company changed its legal structure to that of a corporation and adopted the name of Telecom Chile S.A. On June 2, 1992, its name was changed to Telecom Celular S.A.

On August 14, 1996, the Company's name was changed to Entel Celular S.A.

On February 25, 1997 the Company changed its name from Entel Celular S.A. to Entel Telefonía Personal S.A.

NOTE 2—OPERATIONS AND SALE OF LICENSE

The Company provides cellular telephone services, distributes equipment and may enter into any other business related to telecommunications.

By Supreme Decree No. 223 of October 13, 1989 of the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunication, the Company was granted the license to provide public mobile cellular telephony services in the 800 Mhz frequency in Chile's administrative regions I to IV and VI to X. Later, on December 23, 1996, through a contract entered into with CTC-VTR Comunicaciones Móviles S.A., and authorized on September 9, 1997 by Supreme Decree No. 341 of the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunication, the Company acquired the license to operate in the same frequency in regions XI and XII.

On December 28, 1990, the Company entered into an agreement with Telefónica Celular de Chile S.A., an entity that also holds a license to operate a mobile telephone system in the areas referred to above, whereby the infrastructure required to operate the system of both companies was acquired by Buenaventura S.A. Each Company has a 50% holding in this joint venture. In 1991, the Company transferred, as a capital contribution, certain plant items to Buenaventura S.A.

As a result of the above licenses, the Company has rendered cell mobile telephone services in twelve of the thirteen regions of the country up to December 1, 1999, when, due to the sale of such licenses to Bellsouth Comunicaciones S.A., it ceased rendering such services.

The sale of the licenses took place on April 20, 1999 and was authorized by Supreme Decree No. 217 of May 24, 1999 of the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunication, with effect from December 1, 1999.

Because of the sale of these licenses, the Company ceased rendering mobile cellular telephone services on December 1, 1999; therefore, the Company's 1999 sales for ThCh$6,002,557 and costs of sales for ThCh$5,339,230, included in the consolidated income statement, correspond to services rendered up to that date. Subsequently, the Company has maintained investments in its subsidiaries and has not generated sales or costs of sales.

The effects and proceeds from the sale of licenses are stated in Note 24.

Currently the Company holds investments in Entel PCS Telecomunicaciones S.A. and Entel Telefonía Móvil S.A., subsidiaries that are licensed to operate and are operating mobile digital telephony of 1900 frequency with GSM technology.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP"), and the standards of the Chilean Superintendency of Securities and Insurance (hereinafter, the "Superintendency"), as the Company is a subsidiary of Entel Chile S.A. For the convenience of readers outside Chile, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain clarifying account descriptions have been added.

(b) Basis of consolidation

The consolidated group comprises Entel Telefonía Personal S.A. (the Company) and the following direct subsidiaries:

	Ownership	
	1998	**1999**
	%	**%**
Entel PCS Telecomunicaciones S.A.	99.90	99.90
Entel Telefonía Móvil S.A.	99.92	99.92
Empresa de Radiocomunicaciones Insta Beep Limitada	99.99	99.99

All significant intercompany transactions have been eliminated in consolidation and the minority interest in the subsidiaries has been recognized.

(c) Reporting period

The financial statements comprise the periods between January 1 and December 31, 1997, 1998 and 1999.

(d) Price-level restatement (monetary correction)

The consolidated financial statements are prepared on the basis of general price-level accounting in order to reflect the effect of changes which are expressed in Chilean pesos, in the purchasing power of the Chilean peso during each year. At the end of each reporting period, the consolidated financial statements are stated in terms of the general purchasing power of the Chilean peso using changes in the Chilean consumer price index ("CPI") as follows:

- Nonmonetary assets, liabilities, and shareholders' equity accounts are restated in terms of year-end purchasing power.

- Monetary items are not restated as such items are, by their nature, stated in terms of current purchasing power in the financial statements.

- The price-level restatement credit or charge in the income statement represents the monetary gain or loss in purchasing power from holding monetary assets and liabilities exposed to the effects of inflation.

- All the accompanying consolidated financial statements have been restated in constant Chilean pesos of general purchasing power of December 31, 1999 ("constant pesos") applied under the

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

"prior month rule", as described below, to reflect changes in the CPI from the financial statement dates to December 31, 1999. This updating does not change the prior years' statements of information in any way except to update the amounts to constant pesos of similar purchasing power.

The general price-level restatements are calculated using the official consumer price index of the Chilean Instituto Nacional de Estadísticas (National Statistics Institute) and are based on the prior month rule, in which the inflation adjustment is based on the consumer price index at the close of the month preceding the close of the respective period or transaction. The CPI index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean CPI used for price-level restatement purposes are as follows:

	December 31,	
Year	Index*	Change in index
1997	95.44	6.3%
1998	99.49	4.3%
1999	102.04	2.6%

---

* Index as of November 30 of each year, under prior month rule described above.

The price-level restated consolidated financial statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all nonmonetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects to inflation.

For comparison purposes, the financial statements and their respective notes are restated by the percentage changes in the Chilean consumer price index from each year end to December 31, 1999 as follows:

Year	Change in index
1997	7.0%
1998	2.6%

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

(e) Foreign currency translation

Assets and liabilities denominated in foreign currency or expressed in inflation index-linked units of account are translated into Chilean pesos at the rates of exchange prevailing at each year end. The following rates were applicable at December 31, of each year:

	1997	1998	1999
US dollar reported by Banco Central	Ch $ 439.18	Ch $ 472.41	Ch $ 530.07
Unidad de Fomento*	14,096.93	14,685.39	15,066.96
US dollar for customs duties.................	430.71	466.36	545.83

(*) Unidad de Fomento (UF)—Inflation index-linked units of account.

(f) Marketable securities

Mutual fund units are carried at year-end unit value.

Other marketable investments are carried at the lower of cost plus price-level restatement or market value.

(g) Inventories

Inventories, which comprise hand sets and accessories are carried at price-level restated cost, on a weighted-average-cost basis. The cost of inventories does not exceed their net realizable value.

(h) Deferred sale commissions and subscriber acquisition costs

In order to properly correlate revenues and expenses, disbursements for new clients are deferred and amortized over twelve months. The unamortized balance is presented in current assets as "Other current assets".

(i) Property, plant and equipment

Property, plant and equipment is stated at cost plus price-level restatement. Depreciation is computed, using the straight line method, considering the estimated useful life of assets.

In 1999, an obsolescence allowance was created for the technical equipment of the analogical network to reflect the expected realization value of these assets, which are not operational.

Assets acquired under finance leases, are accounted for in the same manner as the purchase of a property, plant and equipment. Their value equals the present value of the agreed installments and the amount payable for the purchase option, which are price-level restated and depreciated based on their useful life.

(j) Investments in related companies

Corresponds to ownership in a related company, which is recorded using the equity method of accounting at December 31, 1998 and 1999.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

The goodwill (excess of cost over book value) from the acquisition of 99.9% of Empresa de Radiocomunicaciones Insta Beep Ltda. in 1995 was amortized over ten years. In 1999, the outstanding balance was written off.

The goodwill from the acquisition of 99.9% of Entel PCS Telecomunicaciones S.A. and 99.2% of Entel Movil S.A., is amortized over 20 years starting in 1998, according to Circular No. 368 of the Superintendency.

(k) Intangibles

Easements are amortized over the term of the contract with a maximum period of 20 years. In 1998, the Company acquired licenses for mobile cellular telephone services in Regions XI and XII. The costs were price-level restated and amortized over 10 years. These rights were written off in 1999 with the sale of the licenses (Note 24).

(l) Allowance for uncollectible accounts

Trade accounts and notes receivable are presented net of the allowance for uncollectible accounts, which is determined based on aging of balances and on an estimate of doubtful accounts receivable.

(m) Telephone services rendered and not billed

In order to determine and estimate services rendered but not billed, the Company uses computer processes and systems that allow agreement, validation and rating of the traffic of affiliates from the records of their computer centers. In order to determine an estimate of income (15 days delay) a projection is applied, based on subscriber data and traffic at the closing date.

(n) Employee vacation expense

The Company and its Subsidiaries have accrued vacation expense based on Technical Bulletin No. 47 of the Colegio de Contadores de Chile A.G.

(o) Income tax and deferred taxes

In accordance with current laws, at December 31, 1998, the Company did not accrue a provision for income tax as it had tax losses. At December 31, 1999, the Company accrued an income tax provision as it had net taxable profits. The Company recognizes in the financial statement the effect of deferred taxes resulting from significant timing differences that would reverse in the near future without being offset by new timing differences. Timing differences whose reversal is excepted to be offset by future differences for the same item, are treated as permanent differences. Notwithstanding, as stipulated in Circular No. 1450 of the Superintendency, the criteria of Technical Bulletins No. 60 and No. 61 of the Colegio de Contadores de Chile A.G. have been applied for information purposes only.

(p) Forward exchange contracts

At December 31, 1999, the Company has entered into foreign exchange forward contracts with financial institutions. They have been contracted and assigned as hedges against changes in the US dollar exchange rate. Only net differences between rights and obligations from contracts are recorded

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

in the balance sheet, having been valued according to Technical Bulletin No. 57 of the Colegio de Contadores de Chile A.G.

(q) Cash and cash equivalents

In preparing the cash flow statements, the Company and its subsidiaries consider as cash and cash equivalents, cash on hand, in banks and fixed income mutual funds according to Technical Bulletin No. 50 of the Colegio de Contadores de Chile A.G.

For classification purposes, the Company has defined as operating activities, cellular telephone services along with sale and rental of equipment related to these services. Operating cash flows correspond mainly to recovery of accounts receivable from sales and payment to suppliers and related companies. The additional income from the sale of the analogical cell phone license is included in cash flows from investment activities.

(r) Accounting estimates

The preparation of financial statements require management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(s) Revenue recognition

The Company recognizes revenues from cellular telephone services activities based upon the minutes of traffic processed and established rates.

(t) Translation to U.S. Dollars (Unaudited)

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader at the December 31, 1999. Representative Exchange Rate of Ch$529.95 per US$1.00. This translation should not be construed as a representation that the Chilean peso amounts actually represented U.S. dollars or have been, could have been or could in the future be converted into U.S. dollars at the or any other rate.

NOTE 4—ACCOUNTING CHANGES

The accounting principles described in Note 3 have been applied consistently in 1997, 1998 and 1999.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 5—PRICE-LEVEL RESTATEMENT

The application of the price-level accounting principles described in Note 3d, produced the following effects on income:

	Year ended December 31,		
	1997	**1998**	**1999**
Credit (charges) for restatement of:			
Current assets	ThCh $ 42,935	ThCh $ (1,956)	ThCh $ 46,147
Property, plant and equipment	490,506	3,733,707	4,147,820
Other assets	85,403	208,742	139,217
Long-term liabilities	—	—	(39)
Shareholders' equity, net	(158,370)	(2,881,801)	(2,155,920)
Minority interest	(8)	26,522	(1,864)
Gain from restatement of assets and liabilities	460,466	1,085,214	2,175,361
Exchange differences, net	(850,633)	(1,395,815)	(1,150,068)
Indexation, net	215,683	1,019,475	(1,931,647)
Net credit (charge) to income	(174,484)	708,874	(906,354)
Price-level restatement of income statement amounts	47,719	333,172	(131,965)
Balance of price-level restatement amount	(126,765)	1,042,046	(1,038,319)

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 6—MARKETABLE SECURITIES

Marketable securities correspond to short-term investments in shares and mutual funds valued according to Note 3f:

	Year ended December 31,	
	1998	**1999**
Mutual fund units		
Fondo Mutuo Banchile	ThCh $44,134	ThCh $ 95,825
Fondo Mutuo Santiago	—	465,145
Fondo Mutuo Santander Interés	—	307,216
Fondo Mutuo Bancrédito Conveniencia	30,835	80,361
Fondo Mutuo Bancrédito Competitivo	—	20,000
Fondo Mutuo CorpBanca	—	26,157
Fondo Mutuo Santander Rentamas	—	251,294
Subtotal	74,969	1,245,998
Shares:		
Chilectra S.A.	—	50,162
Cía. Eléctrica del Rio Maipo S.A.	—	6,194
Subtotal	—	56,356
Total	ThCh $74,969	ThCh $1,302,354

NOTE 7—TRADE ACCOUNTS RECEIVABLE

This heading includes accounts receivable from clients and services rendered and not invoiced as follows:

	December 31,	
	1998	**1999**
Clients for services	ThCh $ 9,615,459	ThCh $18,634,856
Clients for services to be billed	3,255,846	13,100,605
Clients for sales	157,417	6,531,165
Clients for Roaming	488,358	113,063
Clients for Roaming to be billed	96,869	—
Subtotal	13,613,949	38,379,689
Estimate of uncollectible accounts (Note 24)	(2,625,240)	(5,479,709)
Total net	ThCh $10,988,709	ThCh $32,899,980

Estimate of uncollectible accounts amounts to ThCh$2,276,867 in 1997.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 8—NOTES RECEIVABLE

Notes receivable are analyzed as follows:

	December 31,	
	1998	**1999**
Postdated checks	ThCh $432,287	ThCh $ 905,693
Protested checks and under litigation, net	276,826	607,616
Other notes receivable	82,901	189,308
Subtotal	792,014	1,702,617
Estimate of uncollectible notes	(65,166)	(6,000)
Total	ThCh $726,848	ThCh $1,696,617

Estimate of uncollectible notes amounts to ThCh$178,355 in 1997.

NOTE 9—OTHER RECEIVABLES

The following items are included in this heading:

	December 31,	
	1998	**1999**
Carrier contract receivables	ThCh $ 167,758	ThCh $ 192,942
Advance payments to suppliers	605,871	2,521,316
Employee and other accounts	346,784	61,019
Other receivables	—	207,246
Total	ThCh $1,120,413	ThCh $2,982,523

NOTE 10—ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED COMPANIES

(a) Accounts receivable, short-term

The detail of outstanding balances is as follows:

		December 31,	
Company	**Relationship**	**1998**	**1999**
Buenaventura S.A.	Investee	ThCh $1,617,500	ThCh $ —
Motorola Inc.	Shareholder	8,712	4,585
Entel Servicios Telefónicos S.A.	Indirect	624,713	4,634,328
Entel Phone S.A.	Indirect	—	132,203
Red de Transacciones Electrónicas S.A.	Indirect	—	69
Total		ThCh $2,250,925	ThCh $4,771,185

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 10—ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED COMPANIES (Continued)

These balances correspond to expenses, services rendered and transfer of funds paid by Entel Telefonía Personal S.A.

(b) Accounts payable, short-term

These balances correspond to invoices payable for services, purchase of equipment and expenses reimbursement as follows:

Company	Relationship	December 31, 1998	December 31, 1999
Entel Chile S.A.	Shareholder/Parent	ThCh $20,121,986	ThCh $102,691,256
Entelphone S.A.	Indirect	25,355	—
Satel S.A	Indirect	10,641	1,276
Total		ThCh $20,157,982	ThCh $102,692,532

(c) Accounts payable

Loans from the ultimate parent company are subject to indexation and interest based on market conditions, with an annual rate of 8.47%, and mature in the year 2001.

Company	Relationship	December 31, 1998	December 31, 1999
Entel Chile S.A.	Parent company	ThCh $41,040,000	ThCh $44,706,781

Current account balances with related companies are subject to indexation and market interest rates.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 10—ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED COMPANIES (Continued)

(d) Transactions with related companies

Significant transactions with related companies during 1998 and 1999 are as follows:

Company	Relationship
Entel Chile S.A.	Parent
Buenaventura S.A.	Investee
Entel PCS S.A. . .	Subsidiary
Entelfónica S.A.	Common Parent
Insta Beep Ltda.	Subsidiary
Entel Móvil S.A.	Subsidiary
Entelphone S.A.	Common Parent
Satel S.A.	Common Parent
Red de Transacciones Electronicas S.A.	Common Parent

Transactions	1997	1998	1999
Entel Chile S.A.			
Services received(2)	ThCh $ 1,576,695	ThCh $ 5,296,344	ThCh $ 14,016,170
Services rendered(1)	123,381	894,609	792,156
Loans received(3)	3,049,460	49,951,505	100,274,677
Expense reimbursement(3)	23,113	338,969	1,905,924
Expense recovery(3)	—	—	9,186
Interest on loans received(2)	131,387	5,543,662	8,273,252
Interest on loans provided(1)	3,658	48,639	5,373
Capital contributions received(4)	43,334,504	36,187,373	—
Loans provided(3)	—	—	7,537,500
Payment of loans(3)	—	—	4,723,500
Loan collection(3)	—	—	58,700,901
Transfer of equipment(3)	—	25,449,932	52,506,330
Additions to fixed assets(3)	—	—	36,487,450
Entel PCS S.A.			
Capital contribution(4)	40,113,037	87,153,908	—
Interest received(1)	—	2,595,797	—
Sale of accessories and equipment(3)	—	1,139,529	—
Sale of property, plant and equipment(3)	—	177,403	—
Expense reimbursement(3)	—	38,779	—
Entelphone S.A.			
Services rendered(1)	—	—	776.541
Services received(2)	—	—	336,572
Satel S.A.			
Services received(2)	—	—	15,124
Red de Transacciones Electrónicas S.A.			
Services rendered(1)	—	—	435

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 10—ACCOUNTS RECEIVABLE FROM AND PAYABLE TO RELATED COMPANIES (Continued)

Transactions	1997	1998	1999
Buenaventura S.A.			
Rental of equipment(2)	—	2,290,660	2,043,067
Services received(2)	—	—	1,831,179
Loans granted(3)	1,892,735	—	1,628,560
Entelfónica S.A.			
Services received(2)	ThCh $ —	ThCh $ 602,512	ThCh $ 498,819
Services rendered(1)	314,720	995,012	4,977,833
Purchase of accessories(3)	333,174	—	440,678
Insta Beep Ltda.			
Interest paid(2)	—	12,058	—
Entel Móvil S.A.			
Interest paid(1)	—	3,338	—

(1) Affected income of the Company.
(2) Affected expenses of the Company.
(3) No effects on income.
(4) Affected equity of the Company.

NOTE 11—INVENTORIES

Inventories correspond, mainly, to digital and analogical telephones and accessories. The detail is as follows:

	December 31,	
	1998	**1999**
Digital telephones	ThCh $12,553,628	ThCh $ 8,955,758
Analog telephones	906,909	47,404
Accessories	1,402,867	2,016,751
Other	60,736	84,287
Subtotal	14,924,140	11,104,200
Obsolescence allowance	(311,677)	—
Total	14,612,463	11,104,200

Obsolescence allowance amounts to ThCh$187,571 in 1997.

NOTE 12—RECOVERABLE TAXES

This heading includes the tax credit for value-added tax that arises basically from equipment purchases for the digital network of the subsidiary Entel PCS S.A.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 13—OTHER CURRENT ASSETS

Other current assets comprise the following:

	December 31,	
	1998	1999
Deferred commission expenses	ThCh $2,311,780	ThCh $ 2,282,658
Subscriber acquisition costs	—	16,448,535
Total	2,311,780	18,731,193

NOTE 14.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are valued as described in Note 3i, and the detail is as follows:

	December 31,	
	1998	1999
Land	ThCh $ 1,446,374	ThCh $ 1,695,595
Buildings and infrastructure (including construction in progress)	32,567,925	92,311,032
Machinery and equipment:		
Telecommunications equipment	81,767,541	77,219,880
Obsolescence allowance (Note 24)	—	(2,288,061)
Machinery and equipment, net	81,767,541	74,931,819
Other:		
Cellular telephones(1)	18,415,026	36,964,549
Office furniture and equipment	2,599,792	1,938,100
Installations	1,510,937	1,024,969
Leased buildings	680,646	680,646
Leased office equipment	532,650	318,584
Leased machinery and equipmnent	5,298,373	5,030,459
Transportation equipment	293,247	240,260
Instruments and tools	15,835	14,627
Other	4,376,204	4,241,242
	33,722,710	50,453,436
Obsolescence allowance (Note 24)	—	(420,691)
Other, net	33,722,710	50,032,745
Subtotal	149,504,550	218,971,191
Less: accumulated depreciation	(12,370,668)	(26,992,513)
Total fixed assets, net	ThCh $137,133,882	ThCh $191,978,678

(1) The Company has fixed term service contracts with clients who have received telephone equipment under loan and restitution contracts, that are amortized as described in Note 3i.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 14.   PROPERTY, PLANT AND EQUIPMENT (Continued)

Depreciation included in Selling and administrative expenses totals ThCh$734,184 in 1997, ThCh$1,171,806 in 1998 and ThCh$2,087,814 in 1999. In addition, ThCh$621,820, ThCh$7,811,601 and ThCh$16,278,298 are included in Operating Costs of each year for depreciation of assets related to cell infrastructure.

Leased assets are not legally owned by the Company until the purchase option is exercised, and, as a result, such property cannot be sold.

NOTE 15.   INVESTMENTS IN RELATED COMPANIES

Equity investments in companies at December 31 of each year are as follows:

(a)   Investments

	Ownership	1998 Net investment	Variations in 1999 Increase decrease	Equity in earnings	Net investment
	%				
Entel Móvil S.A.(*)	99.92%	ThCh $ —	ThCh $ —	ThCh $ —	ThCh $ —
Entel PCS S.A.(*)	99.90%	—	—	—	—
Buenaventura S.A.	50.00%	862,528	875,290	12,762	—
Total		ThCh $862,528	ThCh $875,290	ThCh $12,762	ThCh $ —

Equity in earnings of related companies amounts to ThCh$5,079, ThCh$11,068, and ThCh$12,762 for 1997, 1998 and 1999, respectively.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 15.   INVESTMENTS IN RELATED COMPANIES (Continued)

(b)   Goodwill

	1997			
	Starting balance	**Increase**	**Amortization**	**Year end balance**
Empresa de Radiocomunicaciones Insta Beep Ltda.	ThCh $307,737		ThCh $(36,563)	ThCh $ 271,174
Entel Móvil S.A.(*)	—	$ 2,616,353	—	2,616,353
Entel PCS S.A.(*)	—	11,434	—	11,434
Total	ThCh $307,737	ThCh $2,627,787	ThCh $(36,563)	ThCh $2,898,961

	1998		1999	
	Amortization	**Year end balance**	**Amortization**	**Year end balance**
Empresa de Radiocomunicaciones Insta Beep Ltda.	ThCh $ (36,562)	ThCh $ 234,612	ThCh $(234,612)	ThCh $ —
Entel Móvil S.A.(*)	(130,818)	2,485,534	(124,797)	2,360,737
Entel PCS S.A.(*)	(572)	10,862	(544)	10,318
Total	ThCh $(167,952)	ThCh $2,731,008	ThCh $(359,953)	ThCh $2,371,055

(*) Companies that until February 28, 1998 were in the development stage. Since 1998 they are included in the consolidation.

NOTE 16—CURRENT LIABILITIES AND LONG-TERM LIABILITIES

The detail of creditors, indexation terms and interest on liabilities are detailed below. Amounts included in the balance sheets are as follows:

	December 31,			
	1998		1999	
	Short-term	**Long-term**	**Short-term**	**Long-term**
Due to banks and financial institutions:				
Short-term (a)	ThCh $ 5,539,106	ThCh $ —	ThCh $ 59,289	ThCh $ —
Long-term (b)	—	4,415,312	—	1,325,175
Current portion (b)	2,013,952	—	2,726,847	—
Notes payable and other liabilities:				
Current portion (c)	1,326,143	—	4,009,047	—
Long-term (c)	—	5,779,395	—	3,169,005
Due to related companies— long-term (c)	—	41,040,000	—	44,706,781
Other short-term liabilities (d)	43,217,572	—	130,126,414	—
Totals	ThCh $52,096,773	ThCh $51,234,707	ThCh $136,921,597	ThCh $49,200,961

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 16—CURRENT LIABILITIES AND LONG-TERM LIABILITIES (Continued)

(a) Short-term liabilities with banks and financial institutions

	Type of currency							
	US $		Unidades de fomento		Non-indexed Chilean pesos		Total	
Bank	**1998**	**1999**	**1998**	**1999**	**1998**	**1999**	**1998**	**1999**
	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Banco Boston	—	—	356,177	—	—	—	356,177	—
Banco Santander	—	—	174,360	—	144,430	—	318,790	—
Banco Bice	—	—	284,633	—	91,117	—	375,750	—
Banco Crédito e Inversiones	—	—	371,201	—	606,723	51,261	977,924	51,261
Banco Santiago	—	—	1,555,930	—	—	—	1,555,930	—
Banco del Estado	—	—	—	—	—	8,028	—	8,028
Banco Sud Americano	—	—	211,211	—	1,243,939	—	1,455,150	—
Rep Nat. Bank N.Y.	—	—	499,385	—	—	—	499,385	—
Total	—	—	3,452,897	—	2,086,209	59,289	5,539,106	59,289
Outstanding principal	—	—	3,338,517	—	2,072,277	59,289	5,410,794	59,289
* Average annual interest rate (%)			11.68%		1.14%			

	1998	**1999**
Percentage of liabilities in foreign currency	0.00%	0.00%
Percentage of liabilities in local currency	100.00%	100.00%
Total	100.00%	100.00%

---

*   Weighted by balance of principal

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 16—CURRENT LIABILITIES AND LONG-TERM LIABILITIES (Continued)

(b)　Long-term liabilities with banks and financial institutions (including current installments):

		1998		1999					
		Short-term	Long-term	Short-term	Years to maturity			Average annual interest	Outstanding
Bank	Currency or Indexation	portion at	portion	portion	1 to 2	2 to 3	Total at	rate	principal at
		ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	%	ThCh $
Banco Santander	US $	1,262,579	3,663,938	2,726,847	1,325,175	—	4,052,022	6.70	3,975,525
Banco Santiago	UF	751,373	751,374	—	—	—	—		—
Total		2,013,952	4,415,312	2,726,847	1,325,175	—	4,052,022		3,975,525

	1998	1999
Percentage of liabilities in foreign currency	76.63%	100.00%
Percentage of liabilities in local currency	23.37%	0.00%
	100.00%	100.00%

(c)　Notes payable and other long-term liabilities (including short-term portion):

		1998		1999							
		Short-term	Long-term	Short-term	Years to maturity				Average annual interest	Outstanding
Entity	Currency or Indexation	portion	portion	portion	1 to 2	2 to 3	3 to 4	4 to 5	Total at	rate	principal at
		ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	%	ThCh $
O'Higgins Leasing	UF	44,644	—	—	—	—	—	—	—		—
Euroamerica Leasing	UF	27,086	270,040	29,598	32,340	35,337	38,612	134,152	270,039	8.90	270,039
Security Leasing	UF	20,952	134,280	22,709	24,616	26,682	28,921	31,348	134,276	9.14	134,276
Leasing Andino	UF	102,439	122,510	112,628	9,879	—	—	—	122,507	9.40	122,507
Xerox	UF	10,923	—	—	—	—	—	—	—		—
IBM Leasing	US$	1,120,099	3,446,338	1,323,287	1,429,505	1,016,195	—	—	3,768,987	8.15	3,768,987
Long-term notes payable	US$	—	—	2,520,825	359,425	—	—	—	2,880,250		2,880,250
Customs duties	US$	—	1,806,227	—	—	—	—	—	—		—
Other	$	—	—	—	1,993	—	—	—	1,993		1,993
Sub-total		1,326,143	5,779,395	4,009,047	1,857,758	1,078,214	67,533	165,500	7,178,052		7,178,052
Accounts payable to related companies	UF	—	41,040,000	—	44,706,781	—	—	—	44,706,781	8.47	41,039,319
Total		1,326,143	46,819,395	4,009,047	46,564,539	1,078,214	67,533	165,500	51,884,833		48,217,371

	1998	1999
Percentage of liabilities in foreign currency:	64.27%	12.82%
Percentage of liabilities in local currency:	35.73%	87.18%
	100.00%	100.00%

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 16—CURRENT LIABILITIES AND LONG-TERM LIABILITIES (Continued)

(d) Current liabilities (excluding liabilities with banks and financial institutions)

	Type of currency							
	US $		Unidades de fomento		Non-indexed Chilean pesos		Total	
Item	1998	1999	1998	1999	1998	1999	1998	1999
	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $	ThCh $
Short-term notes and accounts payable ..	11,375,845	3,470,711	—	—	—	—	11,375,845	3,470,711
Accounts payable	—	1,668,509	—	—	10,799,564	16,550,017	10,799,564	18,218,526
Notes and accounts payable to related companies	—	—	—	102,692,532	20,157,982	—	20,157,982	102,692,532
Accruals	—	—	—	—	548,061	951,979	548,061	951,979
Withholdings	—	—	—	—	336,120	383,241	336,120	383,241
Other current liabilities	—	—	—	—	—	452,345	—	452,345
Income taxes	—	—	—	—	—	3,957,080	—	3,957,080
Total	11,375,845	5,139,220		102,692,532	31,841,727	22,294,662	43,217,572	130,126,414
Outstanding principal	11,375,845	5,139,220		102,692,532	31,841,727	22,294,662	43,217,572	130,126,414
Average annual interest rate (%)						8.15%		

	1998	1999
Percentage of liabilities in foreign currency	26.32%	3.90%
Percentage of liabilities in local currency	73.68%	96.10%
	100.00%	100.00%

NOTE 17—ACCOUNTS PAYABLE

The detail of accounts payable is as follows:

	December 31,	
	1998	1999
Domestic suppliers	ThCh $ 8,156,655	ThCh $16,356,625
Foreign suppliers	1,981,133	1,668,509
Other accounts payable	661,776	193,392
Total	ThCh $10,799,564	ThCh $18,218,526

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 18—ACCRUED EXPENSES, ALLOWANCES AND WRITE-OFFS

Accrued expenses at each year end are as follows:

	December 31,	
	1998	**1999**
Vacations	ThCh $327,981	ThCh $640,428
Contractual obligations with employees	220,080	300,610
Others	—	10,941
Total accruals	ThCh $548,061	ThCh $951,979

There are allowances for uncollectible accounts that have been deducted from the following accounts:

	December 31,	
	1998	**1999**
Trade accounts receivable	ThCh $2,625,240	ThCh $5,479,709
Notes receivable	65,166	6,000
Total allowances	ThCh $2,690,406	ThCh $5,485,709

During each year, there were write-offs of clients for ThCh$954,044 in 1997, ThCh$1,568,213 in 1998 and ThCh$1,160,835 in 1999.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 19.   STOCKHOLDERS' EQUITY

During 1997, 1998 and 1999, these accounts show the following movements:

	Paid-in capital	Additional paid-in capital	Accumulated deficit in development stage	Accumulated loss	Income (loss) for the year	Total
Balances, December 31, 1996	ThCh $ 12,021,497	ThCh $ 5,994	ThCh $(1,134,536)	ThCh $ (5,722,939)	ThCh $ (2,820,921)	ThCh $ 2,349,095
Transfers	—	—	—	(2,820,921)	2,820,921	—
Capital increase	48,059,157	923,603	—	—	—	48,982,760
Price-level restatement	757,354	378	(71,476)	(538,263)	—	147,993
Deficit of development stage subsidiaries	—	—	(98,627)	—	—	(98,627)
Loss for the year	—	—	—	—	(1,005,887)	(1,005,887)
Balances, December 31, 1997	ThCh $ 60,838,008	ThCh $929,975	ThCh $(1,304,639)	ThCh $ (9,082,123)	ThCh $ (1,005,887)	ThCh $ 50,375,334
Balances, December 31, 1997 price-level restated at December 31, 1999	ThCh $ 65,103,847	ThCh $995,183	ThCh $(1,396,117)	ThCh $ (9,718,943)	ThCh $ (1,076,418)	ThCh $ 53,907,552
Balances, December 31, 1997	ThCh $ 60,838,008	ThCh $929,975	ThCh $(1,304,639)	ThCh $ (9,082,123)	ThCh $ (1,005,887)	ThCh $ 50,375,334
Transfers	—	—	—	(1,005,887)	1,005,887	—
Capital increase	47,437,438	—	—	—	—	47,437,438
Price-level restatement	3,280,159	39,989	(77,591)	(433,784)	—	2,808,773
Deficit of development stage subsidiaries	—	—	(632,073)	—	—	(632,073)
Loss for the year	—	—	—	—	(17,069,471)	(17,069,471)
Balances, December 31, 1998	ThCh $111,555,605	ThCh $969,964	ThCh $(2,014,303)	ThCh $(10,521,794)	ThCh $(17,069,471)	ThCh $ 82,920,001
Balances, December 31, 1998 price-level restated at December 31, 1999	ThCh $114,456,051	ThCh $995,183	ThCh $(2,066,675)	ThCh $(10,795,361)	ThCh $(17,513,277)	ThCh $ 85,075,921
Balances, December 31, 1998	ThCh $111,555,605	ThCh $969,964	ThCh $(2,014,303)	ThCh $(10,521,794)	ThCh $(17,069,471)	ThCh $ 82,920,001
Transfers	—	—	—	(17,069,471)	17,069,471	—
Price-level restatement	2,900,446	25,219	(52,372)	(717,373)	—	2,155,920
Income for the year	—	—	—	—	20,627,938	20,627,938
Balances, December 31, 1999	ThCh $114,456,051	ThCh $995,183	ThCh $(2,066,675)	ThCh $(28,308,638)	ThCh $ 20,627,938	ThCh $105,703,859

In accordance with article 10 of Law No. 18.046, the amount corresponding to price-level restatement of capital has been included in paid-in capital.

Paid-in capital

On August 14, 1996, Motorola Inc. sold 2,420 shares of the Company to Entel S.A. As a result of this sale, Entel S.A. directly, and through its subsidiary Entel Inversiones S.A., became the majority shareholder, with 6,987 shares representing a 51% interest. Motorola reduced its number of shares to 6,714, with which its interest was reduced to 49%.

On December 19, 1996, at the Special Shareholders' Meeting, the shareholders agreed to increase the Company's capital by ThCh$4,227,600, with the issuance of 2,740 shares. At the same meeting, Entel Inversiones S.A. and Motorola, Inc. renounced their preemptive rights, which resulted in Entel S.A., directly and through its subsidiary Entel Inversiones S.A., controlling 9,727 shares in the

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 19. STOCKHOLDERS' EQUITY (Continued)

Company, representing a 59.16% interest. Motorola, Inc. retained 6,714 shares, with which its interest was reduced to 40.84%.

At the Special Shareholders' Meeting held on October 14, 1997, the shareholders agreed to increase the Company's capital by ThCh$48,059,157 with the issuance of 31,789 shares, of which Entel S.A. subscribed 26,445 and Motorola the remaining 5,344. This capital increase was used in acquiring a 99.92% interest in Entel Móvil S.A. and a 99.90% interest in Entel PCS Telecomunicaciones S.A.

At the Special Shareholders' Meeting held on September 10, 1998, the shareholders agreed to increase the Company's capital by ThCh$47,437,438 with the issuance of 37,041 shares, of which Entel S.A. subscribed 27,781 and Motorola the remaining 9,260.

The paid-in capital at December 31, 1999 is ThCh$114,456,051 represented by 85,272 no-par value shares

A detail of shareholders at December 31, of each year, is as follows:

	Ownership as of December 31,	
Shareholder	**1998 %**	**1999 %**
Motorola International Development Co.	25.00	25.00
Entel S.A.	69.64	69.64
Entel Inversiones S.A.	5.36	5.36
Total	100.00	100.00

NOTE 20. INCOME TAX AND DEFERRED TAXES

In 1999, the Company and its subsidiary Entel Telefonía Móvil S.A. provided for first category income tax for ThCh$3,907,276 and ThCh$49,804, respectively, as follows:

	ThCh $
First category income tax	(5,731,455)
Effect of tax loss carryforward from prior years	1,774,375
Income tax payable	(3,957,080)

In 1999, the subsidiaries Entel PSC Telecomunicaciones S.A. and Empresa de Radiocomunicaciones Insta Beep Limitada, did not accrue income tax as they incurred tax losses.

In 1997 and 1998, the Company and its subsidiaries did not accrue first category income tax as they incurred tax losses.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 20.   INCOME TAX AND DEFERRED TAXES (Continued)

Deferred taxes and future accounting changes

Circular No. 1.450 of the Superintendency requires the reporting of deferred taxes arising from temporary differences, tax losses, and other events that create differences between the accounting and tax bases of assets and liabilities as stated in Technical Bulletin No. 60 of the Colegio de Contadores de Chile A.G., for information purposes only.

The Company should account for deferred taxes according to Technical Bulletin No. 60 starting January 1, 2000. Such regulations are applicable only for temporary differences and other events that create differences between the accounting and tax bases of assets and liabilities that arise after that date. Accordingly, the current financial statements present the information related to deferred taxes only in an explanatory note, as if the initial application had been effective on January 1, 1999.

If this accounting change had been applied from January 1, 1999, the Company would have recorded deferred taxes as follows:

At December 31, 1999, the detail of accumulated balances for deferred taxes, excluding accumulated balances at January 1, 1999, would have been as follows:

	Deferred assets		Deferred liabilities	
	Short-term	Long-term	Short-term	Long-term
Allowance for uncollectible accounts	ThCh $ 417,544	ThCh $ —	ThCh $ —	ThCh $ —
Leased assets	—	85,211	—	—
Inventory provision	—	—	46,752	—
Capital leases	—	—	—	143,829
Allowance for obsolescence of plant and equipment	406,314	—	—	—
Miscellaneous accruals	265,000	—	—	—
Capitalized expenses	—	—	2,462,792	—
Depreciation of property, plant and equipment	—	—	—	1,047,424
Accrued vacation	49,347	—	—	—
Tax loss carryforward	—	2,290,954	—	—
Total	ThCh $1,138,205	ThCh $2,376,165	ThCh $2,509,544	ThCh $1,191,253

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 20.   INCOME TAX AND DEFERRED TAXES (Continued)

Accumulated balances at the beginning of the year of asset and liability accounts for deferred taxes and their respective supplementary accounts and the amortized amount of the latter, are as follows:

	Deferred assets		Deferred liabilities		Estimated reversal period in years	Weighted average period of reversal
	Short-term	Long-term	Short-term	Long-term		
Allowance for uncollectible accounts	ThCh $379,143	ThCh $ —	ThCh $ —	ThCh $ —		
Supplemental liabilities	(379,143)	—	—	—	2	1.41
Capitalized expenses	—	—	346,767	—		
Supplemental assets	—	—	(346,767)	—	1	1
Tax loss	—	5,248,956	—	—		
Supplemental liabilities	—	(5,248,956)	—	—	10	6.56
Leased assets	—	—	—	873,333		
Supplemental assets	—	—	—	(873,333)	92	19.12
Capital leases	—	788,200	—	—		
Supplemental liabilities	—	(788,200)	—	—	4	6.56
Depreciation of property, plant and equipment	—	—	—	1,134,788		
Supplement assets	—	—	—	(1,134,788)	20	19.12
Miscellaneous accruals	46,752	—	—	—		
Supplemental liabilities	(46,752)	—	—	—	1	1.41
Accrued vacations	46,717	—	—	—		
Supplemental liabilities	(46,717)	—	—	—	1	1.41
Totals	ThCh $ —	ThCh $ —	ThCh $ —	ThCh $ —		

The income tax expense, after recording deferred tax, following Circular 1450, would be as follows:

	ThCh $
Current tax expense:	
Income tax	(3,957,080)
Deferred taxes:	
Effect of assets and liabilities arising from the year's deferred taxes	(186,428)
Effect of amortization of deferred asset and liability supplemental accounts	2,001,784
Total net charge to income	(2,141,724)

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 21—LIABILITIES IN FOREIGN CURRENCY

Liabilities in foreign currency are as follows:

	December 31,			
	1998		**1999**	
Liabilities with banks and financial institutions	ThUS $10,164.21	ThCh $ 4,926,518	ThUS $ 7,644.31	ThCh $ 4,052,022
Accounts and other payable	40,705.48	19,729,642	22,239.44	11,788,457
Total	ThUS $50,869.69	ThCh $24,656,160	ThUS $29,883.75	ThCh $15,840,479

At December 31, 1999, the Company has forward exchange hedging contracts for a total amount of US$25,000,000, which it has committed to purchase for UF 910,181. The comparison of the corresponding current value using the spot rates for obligations and rights arising from those contracts, results in a negative balance of ThCh$452,345, which is presented in "Other current liabilities". The results are included in non-operating income in price-level restatement.

NOTE 22—SHARE TRANSACTIONS

During 1998 and 1999, purchase and sales of shares of the Company by major stockholders are as follows:

	Number of Shares			
	Sales		Purchases	
	1998	**1999**	**1998**	**1999**
Entel S.A. (majority shareholder)	—	—	27,781	—
Motorola, Inc. (shareholder)	—	—	9,260	—

NOTE 23—YEAR 2000 ISSUE

Expenses incurred in connection to the year 2000 issue, correspond to advisory services and others, for ThCh$4,341 in 1998 and ThCh$13,837 in 1999.

There are no contingencies or write-offs that could have resulted from problems related to the year 2000.

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 24—OTHER NON-OPERATING INCOME

This heading includes an amount of ThCh$34,428,284 in 1999 corresponding to the sale of licenses explained in Note 2, which has been arrived at after creating provisions and writing off assets, that the Company estimates will be obsolete or unusable in future operations. The detail of the proceeds from the sale, price-level restated, as well as provisions and write-offs are as follows:

	ThCh $
Sale of licenses	43,731,914
Less provisions and related expenses:	
• Write-off of inventories, property, plant and equipment and intangibles	(899,190)
• Allowance for uncollectible accounts	(830,439)
• Accural for loss of assets in Buenaventura S.A. and others	(1,782,568)
• Early termination of contracts with suppliers	(1,200,687)
• Early termination of contracts with clients and migration expenses	(1,628,608)
• Allowance for obsolescence of property, plant and equipment	(2,733,131)
• Others	(229,007)
Net gain	34,428,284

In addition in 1999, this heading includes other proceeds from sale of a trunking license for ThCh$365,959 and others for ThCh$1,438,091.

NOTE 25—COMMITMENTS AND CONTINGENCIES

The Company guarantees 50% of loans granted to Buenaventura S.A. for lease contracts amounting to ThCh$227,761 at December 31, 1999; thus, the Company's guarantee amounts to ThCh$113,881.

The subsidiary Entel PCS Telecommunicaciones S.A., holds a license to render mobile digital telephony public services under a temporary authorization under Resolutions No. 1375 and 95 of October 1, 1999 and January 20, 2000, both of the Minister of Transport and Telecommunications, which will be final once the authorities issue the license modification decrees.

The license itself and reception of the installations by the Undersecretary of Telecommunications do not present risk contingencies on the ownership of, or the authorization to use, the license. Also, there are no outstanding performance bonds that could result in contingent payments thereon.

NOTE 26—DIRECTORS' REMUNERATIONS

Directors did not receive remunerations during 1997, 1998 and 1999.

NOTE 27—RESEARCH AND DEVELOPMENT COSTS

In 1997, 1998 and 1999, the Company has not incurred expenses in research and development.

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 28—SUBSEQUENT EVENTS

In Ordinary File No. 30.469 of January 19, 2000, the Undersecretary of Telecommunications accused the subsidiary Entel PCS Telecomunicaciones S.A. of modifying without current authorization, elements of its license to operate mobile digital telephony. The accusation is not shared by the Company, who will defend itself within the corresponding administrative procedure. In the event of an adverse result for the defendant, some sanctions foreseen of article 36 a and b of the General Law of Telecommunications could be applied, ranging from admonition to a fine for no more than ThCh$15,067.

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile ("Chilean GAAP") vary in certain important aspects from those generally accepted in the United States ("US GAAP"). Such differences involve certain methods for measuring the amounts included in the financial statements as well as the required disclosures.

(a) Difference in Measurement Methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under accounting principles generally accepted in the United States are as follows:

(a.1) Inflation accounting

As disclosed in Note 3d, the cumulative inflation rate in Chile as measured by the Consumer Price index for the three-year period ended December 31, 1999 was apporximately 13.8%.

Chilean GAAP require that financial statements be restated to reflect the effects of the changes in the purchasing power of the Chilean peso on the financial position and results of operations of a company. US GAAP, does not allow such price-level restatement. Thus, the effects recorded in the financial statements have been eliminated in the reconciliation. The calculation of the price-level restatement is shown in Note 5.

(a.2) Income tax

As disclosed under paragraph b.3 below, there are certain differences between the method used to account for income taxes under Chilean GAAP and that prescribed by Statement of Financial Accounting Standards No. 109 ("SFAS 109"). The objectives of SFAS 109 are to (1) recognize the amount of income taxes payable or refundable in the current year and (2) provide for potential future taxes arising from differences between the amounts shown for assets and liabilities in the balance sheet and the tax bases of those assets and liabilities at the balance sheet date. The deferred tax is calculated using enacted tax rates and regulations and is adjusted if those tax rates and regulations are changed. In general, the change in the deferred tax asset or liability from one balance sheet date to the next represents the deferred tax expense (or benefit) for the year. The method is described as the liability method. The effect of recording deferred taxes is shown in the reconciliations below.

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The Subsidiary Empresa de Radiocomunicaciones Inta Beep Ltda. applied SFAS 109 as from 1997. The cumulative effect of this accounting change at the beginning of that year totalled ThCh$278,963 and is eliminated in the reconciliation below.

(a.3) Accounting for investments in affiliated companies

Under both Chilean and US GAAP permanent investments are recorded using the equity method of accounting, when the investor can exercise significant influence over the investee's operating and financial policies. Under Chilean GAAP, an investment of 10% or more of the voting stock of the investee leads to a refutable presumption that the investor has the ability to exercise significant influence. Under US GAAP, the threshold is 20% or more. During the three year period ended December 31, 1999, the Company, did not have any investments in which it owned more than 10% but less than 20%. Accordingly, no adjustment has been made in the reconciliations below.

(a.4) Mandatory dividend

As required by Law No. 18.046 and unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of its income before negative goodwill amortization for each year as determined in accordance with Chilean GAAP, unless and except to the Company has accumulated prior year losses. Since the Company has accumulated losses, no adjustment is required for US GAAP purposes.

(a.5) Capitalization of Interest Cost

For Chilean GAAP, the Company did not capitalize interest on the assets that are constructed or prepared for its own use. Under US GAAP, such interest would have been capitalized to the respective assets and amortized over the useful lives of such assets. The effects on net income of capitalizing interest in 1997, 1998 and 1999 and the resulting depreciation for those assets are shown in the reconciliation below.

(a.6) Marketable Securities

In accordance with Chilean GAAP, marketable equity securities are stated at the lower of price-level adjusted cost or market value. For purposes of U.S. GAAP, the portfolio of marketable equity securities should be recorded at market value. The difference between the two methods is not significant.

(a.7) Business Combination

In accordance with Chilean GAAP, the purchase of a subsidiary is accounted for at the book value of the underlying net assets with the excess of cost over net book value recorded as goodwill to be amortized to income over a period not exceeding twenty years.

Under U.S. GAAP, such purchases are recorded at purchase cost with assets and liabilities acquired stated at their respective fair market values. To the extent that the purchase price exceeds the fair market value of the net assets acquired, the remainder is designated as goodwill to be amortized

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

over a period not greater than 40 years, based on the expected period of future benefit. If an excess of acquired net assets over cost arises the excess should be allocated to reduce proportionally the values assigned the noncurrent assets (except long-term investment in marketable securities) in determining their fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) should be classified as a deferred credit and amortized systematically to income over the period estimated to be benefited, but not in excess of 40 years.

In 1997, the Company acquired its two principal subsidiaries, Entel PCS Telecomunicaciones S.A. and Entel Telefonía Móvil S.A., in part from related companies and in part from third parties. Under Chilean GAAP, the excess of price over book value of the net assets acquired was allocated to goodwill. Under US GAAP that difference is allocated to the fair value of the operating licenses held by the subsidiaries, as the book values of the other assets and liabilities acquired approximate their fair values. As both goodwill under Chilean GAAP and licenses under US GAAP are being amortized over 20 years, there is no significant difference between the two methods that should be included in the reconciliations below.

(a.8) Classification of amortization of goodwill

Under Chilean GAAP, the amortization of goodwill is classified as non-operating expense. Under US GAAP, such amortization is classified as operating expense. The effect of the difference in classification is shown below.

(a.9) Subscriber acquisition cost

Under Chilean GAAP, in order to properly correlate revenues and expenses, separately identifiable costs related to the acquisition of prepaid services subscribers are deferred and amortized over the minimum contract period of 12 months. If the subscriber leaves the system or is disconnected before that time, the balance of unamortized deferred costs is written off. Under US GAAP, these subscriber acquisition costs cannot be deferred because the related future benefit cannot be quantified based on contract amounts and not on estimates. The effect on the difference is shown in the reconciliation below.

(a.10) Accumulated deficit in development stage

Under Chilean GAAP, the accumulated deficit of development stage subsidiaries is presented in the consolidated financial statements as a charge to equity. Under US GAAP, these results should be charged to income. The effect on net income is shown in the reconciliations below only for 1997 and part of 1998, because the subsidiaries became operative and were consolidated as from 1998, under Chilean GAAP.

(a.11) Accumulated effects of accounting change in joint-venture accounting

Under Chilean GAAP, the investment in the joint-venture Buenaventura S.A. is recorded using the equity method of accounting. Under US GAAP this investment is carried at cost, because it is believed that this more closely reflects the reality of Buenaventura S.A. as a break-even operation. The

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

cumulative effect of this difference at January 1, 1997 and subsequent effects are included in the reconciliations below.

(a.12) Accumulated effects of change in functional currency

Under Chilean GAAP, the functional currency is the constant Chilean peso. Under US GAAP, the Company had used the US dollar as its functional currency until 1993, changing to the historical Chilean peso thereafter. The change in functional currency was made in accordance with SFAS 52. The cumulative effect of this change in prior years is included in the reconciliation below.

(a.13) Revenue from sale of prepaid calling cards

The Company sells prepaid calling cards which expire after three months. Under both Chilean and US GAAP revenues are recognized as the service is provided or when the cards expires, whichever is first. For the Chilean GAAP financial statements, as a practical matter and given the lack of materiality of the difference the Company has assumed that all cards are consumed during the first month. For US GAAP purposes, the Company has recorded the unused amounts of prepaid cards as a liability. The effect is included in the reconciliation below.

(a.14) Minority interest

An adjustment to record the portion of the foregoing US GAAP adjustments attributable to minority interest in consolidated subsidiaries has been recorded.

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a.15) Effect of conforming to US GAAP

The adjustments to reported net equity required to conform to US GAAP are as follow (all amounts are expressed in thousands of historical Chilean Pesos):

Reconciliation of Shareholders' Equity	Reference to Note 29	December 31, 1998	December 31, 1999	Convenience Translation (Note 3t) 1999
				(Unaudited) US $ (000s)
Shareholders' equity under Chilean GAAP, restated to December 31, 1999 currency		ThCh $85,075,921	ThCh $105,703,859	199,463
Reversal of price-level restatements:				
Comparative restatement to December 31, 1999 currency		(2,155,920)	—	—
Assets and liabilities	a.1	(6,353,969)	(10,682,238)	(20,157)
Cost of inventories sold	a.1	143,793	175,510	331
Depreciation, and write-off	a.1	522,918	1,325,218	2,501
Amortization of intangibles	a.1	22,117	31,318	59
Write-off of intangibles	a.1	—	51,067	96
Accumulated effect of change in functional currency	a.12	(598,289)	(598,289)	(1,129)
Accumulated effect of difference in accounting for joint venture	a.11	429,651	429,651	811
Difference in accounting for joint venture results and write-off	a.11	(33,191)	376,976	711
Deferred taxes	a.2	3,029,939	7,763,320	14,649
Capitalization of interest	a.5	1,008,874	3,141,878	6,929
Depreciation of capitalized interest	a.5	(117,634)	(196,490)	(371)
Minority interest	a.14	(4,894)	7,741	15
Subscriber acquisition cost	a.9	—	(16,448,535)	(31,038)
Revenues from sale of prepaid calling cards	a.13	(54,894)	(848,407)	(1,601)
Others		(70,432)	(70,432)	(133)
Total shareholders' equity in US GAAP		ThCh $80,843,990	ThCh $ 90,162,147	171,136

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The adjustments to reported net income required to conform to US GAAP are as follows (all amounts are expressed in thousands of historical Chilean pesos):

Reconciliation of Net Income (Loss)	Reference to Note 29	Year ended December 31, 1997	Year ended December 31, 1998	Year ended December 31, 1999	Convenience Translation (Note 3t) 1999 (Unaudited) US $ (000s)
Net income (loss) under Chilean GAAP, restated to December 31, 1999 currency		ThCh $(1,076,418)	ThCh $(17,513,277)	ThCh $20,627,938	$38,925
Reversal of price-level restatements:					
Comparative restatement to December 31, 1999 currency . .		70,531	443,806		
Income statement amounts	a.1	(440,036)	(1,550,741)	(2,175,351)	(4,105)
Cost of inventories sold	a.1	55,413	39,729	31,717	60
Depreciation of property, plant and equipment, and write-off	a.1	22,302	454,117	802,301	1,514
Amortization of intangibles	a.1	5,560	14,199	9,201	17
Write-off of intangibles	a.1	—	—	51,067	96
Difference in accounting for joint venture results and write-off . . .	a.11	(4,746)	(10,788)	413,167	780
Deferred taxes	a.2	113,661	2,637,315	4,733,382	8,932
Cumulative effect at beginning of the year of deferred taxes of subsidiary	a.2	278,963	—	—	—
Capitalization of interest	a.5	233,956	540,846	2,133,004	4,025
Depreciation of capitalized interest	a.5	(33,439)	(70,120)	(78,856)	(149)
Accumulated deficit of subsidiaries in development stage	a.10	(98,627)	(632,074)	—	—
Minority interest	a.14	(249)	(913)	12,635	23
Reversal of subscriber acquisition cost	a.9	—	—	(16,448,535)	(31,038)
Revenues from sale of prepaid calling cards	a.13	—	(54,894)	(793,513)	(1,497)
Others		(130,364)	—	—	—
Net income (loss) under US GAAP		ThCh$ (1,003,493)	ThCh$ (15,702,795)	ThCh$ 9,318,157	$17,583

The amortization of intangibles that under US GAAP should be reclassified from non-operating to operating expense totals ThCh$28,643 in 1997, ThCh$151,423 in 1998 and ThCh$306,571 in 1998.

The total depreciation amount that under Chilean GAAP is classified in selling and administrative expenses and operating cost totals, in US GAAP, to ThCh$1,301,512 in 1997, ThCh$8,532,389 in 1998 and ThCh$17,563,930 in 1999.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES (Continued)

The changes in net equity amounts determined under US GAAP are summarized as follows:

	ThCh $
Balance at December 31, 1996	1,130,080
Capital paid in	48,982,760
Net loss for the year	(1,003,493)
Balance at December 31, 1997	49,109,347
Capital paid in	47,437,438
Net loss for the year	(15,702,795)
Balance at December 31, 1998	80,843,990
Net income for the year	9,318,157
Balance at December 31, 1999	90,162,147

(b) Additional disclosure requirements

(b.1) Employee benefits

Employee benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. The Company has no responsibility as an employer for payments under these plans, other than withholding amounts from employees' salaries. Neither does the Company have obligations for post-employment or post-retirement benefits to its employees.

(b.2) Income taxes

The provision for income taxes charged to income is as follows:

	Year Ended December 31,		
	1997	1998	1999
Charge for the year under Chilean GAAP	ThCh $ —	ThCh $ —	ThCh $ 5,731,455
Reversal of valuation allowance	—	—	(1,845,384)
Deferred tax income net	(113,661)	(2,637,315)	(2,887,997)
Charge for the year under U.S. GAAP	ThCh $(113,661)	ThCh $(2,637,315)	ThCh $ 998,074

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Deferred tax assets (liabilities) are summarized as follows:

	Year Ended December 31,	
	1998	**1999**
Property, plant and equipment	ThCh $ (556,782)	ThCh $(1,104,650)
Allowance for notes and accounts receivable	393,334	842,168
Accrued vacations	47,950	96,376
Deferred sale commissions	(337,979)	(342,278)
Other assets	53,801	543,249
Capital leases	(102,165)	(102,613)
Tax loss carryforward	5,377,164	7,831,068
Valuation allowance	(1,845,384)	—
Net deferred tax assets	ThCh $ 3,029,939	ThCh $ 7,763,320

The U.S. GAAP provision for income taxes differs from the amount of income tax determined by applying the 15% Chilean statutory income tax rate to U.S. GAAP pretax income as a result of the following differences:

	Year ended December 31,		
	1997	**1998**	**1999**
At statutory Chilean tax rate	ThCh $(167,573)	ThCh $(2,751,017)	ThCh $ 1,281,278
Increase (decrease) in rates resulting from:			
Reversal of valuation allowance	—	—	(1,845,384)
Tax loss carryforward	—	—	1,774,375
Nondeductible items	53,912	113,702	(212,195)
Effective tax	ThCh $(113,661)	ThCh $(2,637,315)	ThCh $ 998,074

(b.3) Estimated Fair Value of Financial Instruments

US GAAP require disclosure of the fair value of financial instruments owned by the Company, other than investments in related companies that are accounted for under the equity method of accounting. The estimated fair value of such financial instruments approximates their carrying amount. The estimated fair values are based on the following methods and assumptions:

• **Time deposits**

The fair value of time deposits is estimated using interest rates currently offered for deposits of similar remaining maturities, which approximate the actual rates obtained by the Company.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

- **Marketable securities**

  The fair value of investment in mutual funds is equivalent to carrying amount, which is based on the net asset value per unit.

- **Cash, notes and accounts receivable and payable**

  The carrying amount of cash, notes and accounts receivable and payable is equivalent to fair value.

- **Long-term debt**

  The fair value of the Company's long-term debt is estimated based on the current interest rates offered to the Company for loans of the same remaining maturities, which approximate the average rate currently paid by the Company.

- **Short-term debt**

  Short-term debt has interest rates that vary with market conditions and accordingly, the carrying amount approximates fair value.

(b.4) Lease Commitments

Operating Leases

The Company leases 60 of its branches and headquarter offices under rental agreements for remaining terms of two to five years, substantially all of which have options for renewal. Minimum future rentals are as follows:

	ThCh $
2000	1,637,757
2001	1,642,670
2002	1,647,598
2003	1,652,598
2004	1,657,499
Total	8,238,122

Rental expense was ThCh$328,000 in 1997, ThCh$968,625 in 1998, and ThCh$1,632,045 in 1999, respectively.

(b.5) Concentrations of Credit Risk

No single customer accounted for more than 5% of the Company's sales of the years 1997 to 1999.

ENTEL TELEFONIA PERSONAL S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for General Price-level Changes and Expressed in Thousands of Constant Chilean Pesos (ThCh $) of December 31, 1999)

NOTE 29—DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b.6) Impairment of long-lived assets and assets to be disposed of

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangibles assets, when events and circumstances warrant such a review. The Company evaluated its long-lived assets using projected undiscounted future cash flows and determined that no material impairment of those assets existed as of December 31, 1999, except for the assets related to the sale of the licenses described in Notes 2 and 24.

(b.7) Recent Accounting Pronouncements

In determining US GAAP amounts, the Company has implemented all Statements of Financial Accounting Standards that have been issued as of December 31, 1999 and are applicable to its operations.

*   *   *   *   *   *

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

TRICOM, S.A. AND SUBSIDIARIES

Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
TRICOM, S. A.:

We have audited the accompanying consolidated balance sheets of TRICOM, S. A. and subsidiaries as of December 31, 1998 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year-period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRICOM, S. A. and subsidiaries as of December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the years in the three year-period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States of America.

As explained in note 8 to the consolidated financial statements, effective January 1, 1999, the Company changed its method of accounting for organization costs.

KPMG
Member firm of KPMG International

Santo Domingo, Dominican Republic
January 28, 2000

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 1998 and 1999

(In US dollars)

	1998	1999
ASSETS		
Current assets:		
Cash and cash equivalents (notes 4 and 6)	$ 15,377,410	13,459,566
Accounts receivable (notes 5, 6 and 12):		
Customers	12,367,843	22,821,951
Carriers	4,153,003	6,467,016
Related parties	163,110	40,412
Officers and employees	275,069	415,702
Current portion of long-term accounts receivable	75,071	66,369
Other...	2,113,228	624,846
	19,147,324	30,436,296
Allowance for doubtful accounts	(740,687)	(4,307,563)
Accounts receivable, net	18,406,637	26,128,733
Current portion of pledged securities (notes 7 and 15)	54,470,478	—
Inventories, net:		
Equipment and accessories	5,245,262	9,429,905
Other...	242,991	271,350
Total inventories	5,488,253	9,701,255
Prepaid expenses (notes 6 and 17).........................	3,104,942	6,637,067
Deferred income taxes (note 18)	556,949	949,190
Total current assets	97,404,669	56,875,811
Long-term accounts receivable	91,556	22,619
Investments (notes 7 and 15)	2,164,387	2,710,572
Property and equipment, net (notes 3 and 15)	330,456,448	455,045,191
Other assets at cost, net of amortization (notes 8 and 20)............	14,697,543	16,824,268
	$444,814,603	531,478,461

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

December 31, 1998 and 1999

(In US dollars)

	1998	1999
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Notes payable (notes 6, 9, 10 and 15):		
Borrowed funds—banks	$ 21,665,516	63,602,022
Borrowed funds—related parties	25,591,915	17,895,946
Current portion of long-term debt	32,000,000	315,216
	79,257,431	81,813,184
Current portion of capital leases (notes 6 and 11)	—	14,242,056
Accounts payable (notes 6 and 12):		
Carriers	3,106,898	2,987,379
Related parties	—	10,035,066
Suppliers	11,772,957	12,043,787
Other	1,566,076	329,309
	16,445,931	25,395,541
Other liabilities (notes 13 and 20)	7,413,821	3,789,707
Accrued expenses (note 14)	13,887,974	15,293,910
Total current liabilities	117,005,157	140,534,398
Reserve for severance indemnities	42,886	31,414
Deferred income taxes (note 18)	205,258	631,159
Capital leases, excluding current portion (notes 6 and 11)	—	11,640,652
Long-term debt, excluding current portion (note 15)	200,000,000	228,772,011
Total liabilities	317,253,301	381,609,634
Stockholders' equity (notes 16 and 22):		
Class A common stock of RD$10 par value. Authorized 55,000,000 shares; issued 5,700,000 shares	3,750,000	3,750,000
Class B common stock of RD$10 par value. Authorized 25,000,000 shares; issued 19,144,544 shares	12,595,095	12,595,095
Additional paid-in capital	94,015,852	94,288,852
Retained earnings	19,224,112	41,258,637
Equity adjustment from foreign currency translation	(2,023,757)	(2,023,757)
	127,561,302	149,868,827
Commitments and contingencies (notes 3, 15, 17, 18, 19, 20, 21 and 24)		
	$444,814,603	531,478,461

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 1997, 1998 and 1999

(In US dollars)

	1997	1998	1999
Operating revenues (note 6):			
Toll revenues	$ 15,510,968	17,644,573	23,118,149
International revenues	39,432,385	50,332,088	60,592,134
Local service	6,411,831	12,941,983	33,858,620
Cellular and PCS	13,073,309	20,363,647	26,473,985
Paging	5,079,103	4,527,579	2,695,531
Sale and lease of equipment	5,502,276	4,114,513	7,689,534
Installations	5,070,888	12,936,817	15,501,847
Other	21,246	2,640,192	889,141
Total operating revenues	90,102,006	125,501,392	170,818,941
Operating costs:			
Satellite connections and carrier (note 20)	31,270,652	32,308,880	43,687,794
Network depreciation	7,432,818	11,382,446	15,982,827
Expense in lieu of income taxes (note 17)	6,248,317	9,561,710	12,763,565
General and administrative expenses, including depreciation charges of $1,956,121, $3,239,714 and $4,854,653 in 1997, 1998 and 1999, respectively (notes 6, 19, 20 and 24)	25,631,257	39,379,388	51,501,272
Other	3,659,422	3,391,347	5,421,403
Total operating costs	74,242,466	96,023,771	129,356,861
Operating income	15,859,540	29,477,621	41,462,080
Other income (expenses):			
Interest expense (note 6)	(16,100,251)	(18,006,286)	(22,430,031)
Interest income (notes 6 and 7)	4,053,079	5,133,348	2,389,329
Foreign currency exchange gain (loss)	(705,983)	104,414	(202,724)
Gain on sale of land (note 6)	—	—	897,833
Other	(83,097)	844,801	179,409
Other expenses, net	(12,836,252)	(11,923,723)	(19,166,184)
Earnings before income taxes, extraordinary item and cumulative effect of accounting change	3,023,288	17,553,898	22,295,896
Income taxes (note 18)	—	351,691	(141,660)
Earnings before extraordinary item and cumulative effect of accounting change	3,023,288	17,905,589	22,154,236
Extraordinary item—early extinguishment of debt (note 23)	(5,452,995)	—	—
Earnings (loss) before cumulative effect of accounting change	(2,429,707)	17,905,589	22,154,236
Cumulative effect of change in accounting for organization costs (note 8)	—	—	(119,711)
Net earning (loss)	$ (2,429,707)	17,905,589	22,034,525
Earnings (loss) per common share—basic and diluted			
Earnings before extraordinary item and cumulative effect of accounting change	0.17	0.78	0.89
Extraordinary item	(0.31)	—	—
Cumulative effect of accounting change	—	—	—
Net earnings (loss) per common share—basic and diluted	$ (0.14)	0.78	0.89
Average number of common shares used in calculation:			
Basic	17,600,360	22,944,544	24,844,544
Diluted	17,600,360	22,944,569	24,888,709

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
December 31, 1997, 1998 and 1999
(In US dollars)

	Number of Common Shares Issued		Common Stock		Additional Paid-in Capital	Retained Earnings Appropriated Legal Reserve	Un-appropriated	Accumulated Other Comprehensive Income—Equity Adjustment from Foreign Currency Translation	Treasury Stock	Stockholders' Equity, Net
	Class A	Class B	Class A	Class B						
Balance at December 31, 1996	—	10,126,388	$ —	23,357,343	—	600,233	3,147,997	(2,023,757)	(559,051)	24,522,765
Issuance of common shares	—	9,264,141	—	20,000,000	—	—	—	—	—	20,000,000
Net loss	—	—	—	—	—	—	(2,429,707)	—	—	(2,429,707)
Balance at December 31, 1997	—	19,390,529	—	43,357,343	—	600,233	718,290	(2,023,757)	(559,051)	42,093,058
Issuance of common shares, net of issuance cost $6,337,345 (note 16)	5,700,000	—	3,750,000	—	63,812,655	—	—	—	—	67,562,655
Effect of change from no par value to RD$10 par value (note 16)	—	—	—	(30,203,197)	30,203,197	—	—	—	—	—
Retirement of treasury stock as a result of initial public offering	—	(245,985)	—	(559,051)	—	—	—	—	559,051	—
Transfer to legal reserve (note 22)	—	—	—	—	—	571,955	(571,955)	—	—	—
Net earnings	—	—	—	—	—	—	17,905,589	—	—	17,905,589
Balance at December 31, 1998	5,700,000	19,144,544	3,750,000	12,595,095	94,015,852	1,172,188	18,051,924	(2,023,757)	—	127,561,302
Stock-based compensation to non-employees (note 24)	—	—	—	—	273,000	—	—	—	—	273,000
Transfer to legal reserve (note 22)	—	—	—	—	—	480,819	(480,819)	—	—	—
Net earnings	—	—	—	—	—	—	22,034,525	—	—	22,034,525
Balance at December 31, 1999	5,700,000	$19,144,544	$3,750,000	12,595,095	94,288,852	1,653,007	39,605,630	(2,023,757)	—	149,868,827

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 1997, 1998 and 1999

(In US Dollars)

	1997	1998	1999
Cash flows provided by operating activities:			
Net earnings (loss)	$ (2,429,707)	17,905,589	22,034,525
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation	9,388,939	14,622,160	20,837,480
Amortization of debt issue cost	484,231	1,381,361	1,499,497
Allowance for doubtful accounts	1,929,167	1,665,349	5,420,717
Amortization of radio frequency right	—	—	198,333
Effect of gain (loss) in foreign exchange rate	705,983	31,106	101,835
Expense for severance indemnities	329,153	257,690	328,807
Extraordinary item—early extinguishment of debt	5,452,995	—	—
Deferred income tax, net	—	(351,691)	33,660
Value of consulting services received in exchange for stock warrants	—	—	273,000
Gain on sale of land	—	—	(897,833)
Net changes in assets and liabilities:			
Accounts receivable	2,052,023	(3,681,109)	(13,407,676)
Inventories	3,515,558	(3,053,879)	(4,213,002)
Prepaid expenses	(33,514)	(403,628)	(3,532,125)
Long-term accounts receivable	498,121	866,997	68,937
Unearned interest	(355,121)	(204,576)	—
Other assets	(10,364,826)	(5,542,150)	(3,824,555)
Accounts payable	17,321,727	(4,471,048)	9,005,096
Other liabilities	1,993,429	4,387,282	(3,624,114)
Accrued expenses	9,071,492	3,857,953	1,563,855
Reserve for severance indemnities	(464,519)	(355,445)	(340,279)
Total adjustments	41,524,838	9,006,372	9,491,633
Net cash provided by operating activities	39,095,131	26,911,961	31,526,158
Cash flows from investing activities:			
Acquisition of investments	(75,967,805)	(367,866)	(546,185)
Proceeds from maturity of US Treasury Bonds and irrevocable restricted funds	—	21,297,912	54,470,478
Proceeds from sale of land	—	—	2,724,458
Acquisition of land	—	—	(1,826,625)
Acquisition of property and equipment	(92,667,874)	(142,101,012)	(119,182,223)
Net cash used in investing activities	(168,635,679)	(121,170,966)	(64,360,097)
Cash flows from financing activities:			
Borrowed funds from banks	—	23,234,625	111,580,042
Principal payments to banks	(36,410,367)	(7,474,114)	(69,643,536)
Borrowed funds from related parties	1,393,728	57,019,761	62,233,725
Principal payments to related parties	(15,626,945)	(36,277,664)	(69,929,694)
Short term obligations	(2,235,955)	—	—
Capital lease payments	—	—	(361,292)
Cancellation of Carifa bonds	—	—	(32,000,000)
Redemption of short term bonds	(7,061,768)	—	—
Cancellation of long-term debt	(28,000,000)	—	—
Proceeds from issuance of long-term debt	200,000,000	—	29,087,227
Issuance of common stock	20,000,000	67,562,655	—
Net cash provided by financing activities	132,058,693	104,065,263	30,966,472
Effect of exchange rate changes on cash	(1,077,444)	(161,353)	(50,377)
Net increase (decrease) in cash and cash equivalents	1,440,701	9,644,905	(1,917,844)
Cash and cash equivalents at beginning of the year	4,291,804	5,732,505	15,377,410
Cash and cash equivalents at end of the year	$ **5,732,505**	**15,377,410**	**13,459,566**
Supplementary information:			
Expense in lieu of income tax paid	(5,908,420)	(9,027,468)	(11,180,380)
Interest paid (net of capitalization)	(15,367,463)	(17,601,409)	(23,373,038)
Capital lease obligations incurred	—	—	26,244,000

See accompanying notes to consolidated financial statements.

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 1999 and March 31, 2000
(In US Dollars)

	December 31, 1999	March 31, 2000
		(Unaudited)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,459,566	$ 12,781,915
Accounts receivable:		
Customers	22,821,951	21,304,289
Carriers	6,467,016	6,581,037
Related parties	40,412	1,769,528
Officers and employees	415,702	678,383
Current portion of long term accounts receivable	66,369	63,172
Other	624,846	988,653
	30,436,296	31,385,062
Allowance for doubtful accounts	(4,307,563)	(2,502,686)
Accounts receivable, net	26,128,733	28,882,376
Inventories, net	9,701,255	10,615,612
Prepaid expenses	6,637,067	5,799,763
Deferred income taxes	949,190	949,190
Total current assets	56,875,811	59,028,856
Long-term accounts receivable	22,619	—
Other investments	2,710,572	2,826,967
Property and equipment cost	511,109,186	535,638,219
Accumulated depreciation	(56,063,995)	(63,616,729)
Property and equipment, net	455,045,191	472,021,490
Other assets at cost, net of amortization	16,824,268	17,257,852
TOTAL ASSETS	$531,478,461	$551,135,165

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheet
December 31, 1999 and March 31, 2000
(In US Dollars)

	December 31, 1999	March 31, 2000
		(Unaudited)
LIABILITIES & SHAREHOLDERS EQUITY		
Current liabilities:		
Notes payable:		
Borrowed funds-banks	$ 63,602,022	$ 74,144,584
Borrowed funds-related parties	17,895,946	31,878,523
Current portion of long term debt	315,216	239,050
	81,813,184	106,262,157
Current portion of capital leases	14,242,056	14,670,406
Accounts payable:		
Carriers	2,987,379	3,701,740
Suppliers	12,043,787	9,280,933
Related parties	10,035,066	3,331,810
Other	329,309	520,137
	25,395,541	16,834,620
Other liabilities	3,789,707	4,297,453
Accrued expenses	15,293,910	12,769,142
Total current liabilities	140,534,398	154,833,778
Reserve for severance indemnities	31,414	23,767
Deferred income tax	631,159	631,159
Capital leases, excluding current portion	11,640,652	14,191,670
Long-term debt, excluding current portion	228,772,011	228,491,126
Total liabilities	381,609,634	398,171,500
Shareholders equity:		
Class A Common Stock at par value RD$10: Authorized 55,000,000 shares; 5,700,000 shares issued at December 31, 1999 and March 31, 2000	3,750,000	3,750,000
Class B Stock at par value RD$10: Authorized 25,000,000 shares at December 31, 1998 and September 30, 1999; 19,144,544 issued at December 31, 1999 and March 31, 2000	12,595,095	12,595,095
Additional paid-in-capital, excess over par	94,288,852	94,015,852
Retained earnings	41,258,637	44,626,475
Equity adjustment for foreign currency translation	(2,023,757)	(2,023,757)
Shareholders equity, net	149,868,827	152,963,665
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	$531,478,461	$551,135,165

TRICOM, S.A. AND SUBSIDIARIES

Consolidated Statement of Operations

Three Months ended March 31, 1999 and 2000

(In US Dollars)

	Three Month Period Ended March 31,	
	1999	**2000**
	(Unaudited)	**(Unaudited)**
OPERATING REVENUES:		
Toll	$ 4,705,266	$ 6,551,984
International Settlement	12,970,980	17,992,204
Local service	5,840,175	12,194,025
Cellular	5,863,334	8,709,247
Paging	900,254	475,013
Sale and lease of equipment	966,004	1,119,534
Installations	3,419,179	3,903,194
Other	158,007	36,056
TOTAL OPERATING REVENUES	34,823,199	50,981,257
OPERATING COSTS:		
Satellite connections and carriers	8,420,901	14,139,422
Network depreciation	3,449,453	6,067,401
Expense in lieu of income taxes	2,969,610	2,881,694
General and administrative expenses	9,600,529	13,779,370
Depreciation expense	1,045,431	1,485,333
Other	1,009,404	1,048,650
TOTAL OPERATING COSTS	26,495,328	39,401,870
OPERATING INCOME	8,327,871	11,579,387
OTHER INCOME (EXPENSES):		
Interest expense	(4,454,860)	(7,979,096)
Interest income	971,202	203,888
Foreign exchange gain (loss)	165,392	(350,762)
Other	(427,343)	(46,156)
TOTAL OTHER EXPENSES	(3,745,609)	(8,172,126)
EARNINGS BEFORE INCOME TAX	4,582,262	3,407,261
INCOME TAX - PROVISION NET OF TAX CREDIT (LOSS)	56,203	(39,423)
NET EARNINGS	$ 4,638,465	$ 3,367,838
EARNINGS PER SHARE:		
Basic	$ 0.19	$ 0.14
Diluted	$ 0.19	$ 0.13
NUMBER OF SHARES USED IN CALCULATION:		
Basic	24,844,544	24,844,544
Diluted	24,845,093	25,018,868

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
Three Months ended March 31, 1999 and 2000
(In US Dollars)

	March 31, 1999	March 31, 2000
	(Unaudited)	(Unaudited)
Cash flows from operating activities:		
Net earnings	$ 4,638,465	$ 3,367,838
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	4,494,884	7,552,734
Allowance for doubtful accounts	628,689	185,803
Expense for severance indemnities	74,025	48,707
Deferred income tax (benefit) provision	(56,203)	—
Net changes in assets and liabilities:		
Accounts and notes receivable	5,207,154	(2,939,446)
Inventories	(1,978,864)	(914,357)
Prepaid expenses	964,244	837,304
Long-term accounts receivable	3,283	22,619
Other assets	(2,128,962)	(433,583)
Accounts payable	7,164,505	(8,560,921)
Other liabilities	(3,156,710)	234,745
Accrued expenses	(4,288,443)	(2,524,768)
Reserve for severance indemnities	(89,043)	(56,354)
Total adjustments	6,838,559	(6,547,517)
Net cash provided by operating activities	11,477,024	(3,179,679)
Cash flows from investing activities:		
Acquisition of investments	(30,337)	(116,395)
Proceeds from maturity of US Treasury Bonds and irrevocable restricted funds	10,564,732	—
Acquisition of property and equipment	(25,757,966)	(20,642,255)
Net cash used in investing activities	(15,223,571)	(20,758,650)
Cash flows from financing activities:		
Borrowed funds from banks	36,741,930	25,333,484
Principal payments to banks	(17,410,884)	(14,790,922)
Borrowed funds to related parties	15,558,431	15,954,958
Principal payments to related parties	(35,136,982)	(2,287,597)
Capital lease payments	—	(907,410)
Payment of long-term debt	—	(41,835)
Net cash provided by financing activities	(247,505)	23,260,678
Net increase in cash and cash equivalents	(3,994,052)	(677,651)
Cash and cash equivalents at beginning of the period	15,377,410	13,459,566
Cash and cash equivalents at end of period	$ 11,383,358	$ 12,781,915
Supplemental disclosure of cash flow information:		
Interest paid, net of capitalization	$(11,517,465)	$(13,397,972)
Capital lease obligations incurred	—	2,979,096
Expense in lieu of income tax paid	2,969,610	2,881,694

TRICOM, S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1998 and 1999

(In US dollars)

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

The consolidated financial statements of TRICOM, S. A. include operations of the following companies in the communications industry, which are identified as and operate in the Dominican Republic and New York, U.S.A. under the commercial name TRICOM:

TRICOM, S. A. (Parent Company)
GFN Comunicaciones, S. A.
Bay Tel Communication, S. A.
Call Tel Corporation
TRICOM USA, Inc. and Subsidiaries

TRICOM, S. A. (''TRICOM'' or the ''Company'') is a diversified telecommunications company which provides international and domestic long distance, basic local service, mobile, internet and broadband services in the Dominican Republic and long distance service through subsidiaries in the United States.

The Company's operations in the Dominican Republic are governed by Telecommunications Law No. 153-98 and by a Concession Agreement signed with the Dominican Government and confirmed by the National Congress on April 30, 1990. This agreement is for a 20-year term through June 30, 2010, subject to renewal for an additional 20-year term. Law No. 153-98 establishes a basic framework to regulate the installation, maintenance and operation of telecommunications networks and the provision of telecommunications services and equipment. The law adopted the ''Universal Services Principle'' by guaranteeing access to telecommunications services at affordable prices in low income rural and urban areas. The law creates a fund for the development of the telecommunications sectors that is supported by a 2% tax on industry participants' billings of all telecommunication services.

The Company was formed by GFN Corporation, Ltd. (''GFN''), one of the Dominican Republic's largest private holding companies, with equity interests in insurance, finance and publishing companies. GFN currently holds a 46.2% interest in the Company, while Motorola, Inc. holds a 30.8% interest. Prior to the completion of the initial public offering, Motorola, Inc., provided guarantees for the debt financing used to expand the Company's infrastructure during the early stages of its development and has assisted in, and continues to advise on, the development of the Company's network infrastructure.

GFN Comunicaciones S. A. (''Comunicaciones'') is currently inactive.

Bay Tel Communication, S. A. (''Bay Tel'') is a corporation organized under the laws of the Republic of Panama and it ceased its operations in 1995 when substantially all of its net assets and operations were transferred to TRICOM, S.A. (Parent Company).

Call Tel Corporation (''Call Tel'') is a corporation organized under the laws of the Republic of Panama. It was formed on September 3, 1996 and began its operations in 1997. Its activities consist of operator-assisted communications in the Dominican Republic.

TRICOM USA, Inc. (''TRICOM USA'') was formed on January 15, 1992 under the General Corporation Law of Delaware. In September 1995, the United States Federal Communications Commission (''FCC'') authorized TRICOM USA, to operate as a facilities-based carrier in the United States. Since TRICOM USA received a license from the FCC, the Company represents an alternative

(In US dollars)

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS (Continued)

means of sending and receiving traffic, potentially reducing the Company's dependence on other U.S. carriers. TRICOM USA began its operations in 1997.

TRICOM INTERNATIONAL SERVICES, Inc. is a wholly-owned subsidiary of TRICOM USA. The Company was formed on June 30, 1999 under the General Corporation Law of Delaware. The Company acts as an agent for the Company, arranging for telecommunications services in the Dominican Republic paid by Dominicans resident in New York.

EN EL PUNTO.COM, Inc. is a wholly-owned subsidiary of TRICOM U.S.A. The Company was formed on June 28, 1999 under the General Corporation Law of Delaware. The Company is providing internet services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of presentation and principles of consolidation

The accompanying consolidated financial statements include the accounts of TRICOM, S. A. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates and assumptions.

2.2 Foreign currencies

The functional currency of the Company has been the U.S. dollar since January 1, 1997.

Translation adjustments resulting from the conversion of the consolidated financial statements to the reporting currency were accumulated and presented in a separate component of equity in the accompanying consolidated balance sheets for years prior to January 1, 1997.

Commencing January 1, 1997 the Company has recognized resulting gains and losses when translating items from currencies other than the US Dollar. As of December 31, 1998 and 1999, the rates used by the Company to translate Dominican peso denominated accounts at year-end were RD$15.61 and RD$16.05 per one US dollar, respectively. Panamanian Balboas (B/.) are at par with the US dollar.

2.3 Cash and cash equivalents

For the purpose of the statements of cash flows, the Company considers as cash equivalents cash time deposits and highly liquid debt instruments with original maturities of three months or less.

(In US dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Allowance for doubtful accounts

The allowance for doubtful accounts receivable is established through a charge to an expense account. The Company reserves 100% of the accounts receivable balances which are past due over 90 days.

2.5 Inventories

Inventories are valued at the lower of average cost or market.

2.6 Investment securities

The Company has classified all of its marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost. Any premium or discount is amortized or accreted over the life of the related security. Accordingly, no adjustment for unrealized holding gains or losses has been reflected in the Company's consolidated financial statements.

2.7 Property and equipment

Property and equipment are carried at cost. Construction costs and equipment installations in process are maintained as construction projects until they are completed and/or equipment is placed in service. Depreciation is calculated and recorded starting with the first full month that the assets are placed in service.

2.8 Depreciation

The depreciation method used by the Company is the straight-line method, that is, the uniform distribution of cost over the estimated useful lives of the corresponding assets.

The estimated useful lives of assets are as follows:

	Years
Buildings and improvements	50
Furniture, equipment and transportation equipment	5-10
Equipment for lease	3-4
Operation and communication equipment	15
Cellular phones	3
Computer equipment	6

(In US dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.9 Other assets

Other assets consist principally of deferred debt issue costs and radio frequency rights (see note 8). Deferred debt issuance costs are amortized over the debt service period of the related debt. For the years ended December 31, 1997, 1998 and 1999, amortization expense of deferred debt issue amounted to $484,231, $1,381,361 and $1,499,497, respectively.

The radio frequency rights are being amortized over a period of 20 years. For the year ended at December 31, 1999, the amortization expense amounted to $198,333.

2.10 Severance indemnities

According to the Labor Code of the Dominican Republic, employers are required to pay severance indemnities to those workers whose labor contracts are terminated without just cause. Just cause is defined in the Labor Code as including misstatements by an employee in his job application, termination of an employee within three months of his hire for poor performance, dishonesty, threats of violence, willful or negligent destruction of property, unexcused absence or termination of the job for which the employee was hired. The Company maintains a minimal reserve to cover severance indemnities based on its experience in this area.

2.11 Revenue Recognition

Toll revenues

Toll revenues are amounts received by the Company from customers in the Dominican Republic for international and domestic long distance calls. These revenues are recognized as the calls are made.

International settlement revenues

International settlement revenues represent amounts recognized by the Company for termination of traffic based on minutes from foreign telecommunications carriers into the Dominican network, as per operating agreements between the Company and each such carrier. These revenues are recognized as the minutes are provided.

Prepaid calling card revenues

The Company recognizes revenue from prepaid calling cards based on card usage. The Company accounts for cash received or credit extended from the sale of the prepaid calling cards as deferred revenues, which are then recognized as the cards are used. This revenue may be part of the toll or international revenues depending on the call destination.

Local service revenue

Local service revenue consist of wireline rent, local measured service as well as charges for “Customer local access signaling services” (CLASS) or value-added services, which includes call forwarding, three-way calling, call waiting and voice mail. It also includes collect call revenues and

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

revenues from other miscellaneous wireline services. These revenues are recognized as the services are rendered.

Cellular and PCS revenues

Represents fees received for mobile cellular and PCS services, including interconnection charges for incoming calls to the Company's cellular and PCS subscribers (these revenues do not include international and domestic long distance calls generated by cellular or PCS units). Cellular and PCS fees consist of fixed monthly access fees and per-minute usage charges, as well as additional charges for custom or vertical features, which include call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services. These revenues are recognized as the services are rendered.

Paging

Paging revenues consist of fixed monthly charges for nationwide service and the use of paging equipment and activation fees. These revenues are recognized as these services are rendered.

Sales and lease of equipment

These revenues consist of sales and rental fees charges for customer premise equipment, including private branch exchanges, key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment. These revenues are recognized upon sale to the customer.

Installations

Installation revenues consist of fees charges by the Company for installing local access lines, private branch exchanges and key telephone systems, as well as fees for activating cellular and PCS handsets. These revenues are recognized as the services are rendered.

Other

Other revenues represent all those revenues that are not generated from the Company's core business activities, including commissions received for providing handling services for a courier, commissions received for collection services for utility companies and revenues from miscellaneous product sales. These revenues are recognized as they are earned.

2.12 Capitalization of interest

Interest paid on loans whose proceeds are used in specific projects is capitalized and included as part of project costs during the period necessary for installation.

During the years ended December 31, 1997, 1998 and 1999, interest and commissions capitalized as part of construction projects amounted to approximately $5,590,000, $10,168,000 and $11,963,000, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Fair value of financial instruments

The fair value of the Company's financial instruments classified as current assets or current liabilities approximates their book value due to the relative short maturities of these financial instruments. See note 15 for the estimated fair values of the Company's long-term debt.

2.14 Expense in lieu of income tax

The parent company Tricom, S.A. pays a tax which is based on a percentage of the Company's domestic gross revenues (less deductions for access to the local network) plus a percentage of the Company's net international settlement revenues. An accrual is made for any difference between the date when these items are reported to the tax authorities and when they are reported in the accompanying consolidated statements of operations.

2.15 Income taxes

In the case of the subsidiary, TRICOM USA, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2.16 Earnings per common share

Basic earnings per share has been computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

2.17 Pension plan

The Company has a contributory defined benefit pension and retirement plan that includes all its personnel. The cost of the plan has been determined based on actuarial studies and includes amortization of past service costs over the estimated average life of its employees.

2.18 Impairment of long-lived assets and long-lived assets to be disposed of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of

(In US dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

2.19 Year 2000

For the years ended December 31, 1998 and 1999, costs incurred for the year 2000 project amounted to approximately $83,000 and $217,000, respectively. Such costs were funded through operating cash flows and are included in general and administrative expenses in the accompanying consolidated statements of operations.

2.20 Advertising costs

Advertising costs are expensed as incurred. For the years ended December 31, 1997, 1998 and 1999, these costs amounted to $1,715,270, $4,461,123 and $5,431,834, respectively, and are included as part of general and administrative expenses in the accompanying consolidated statements of operations.

2.21 Stock option plan

The Company applies the instrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

2.22 Basis of Presentation—Unaudited Quarterly Financial Statements

The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

2.23 Reclassification

At December 31, 1999, the Company has classified prepaid calling cards held by distributors as accounts receivable—customers in the accompanying consolidated balance sheets. The classification was changed as a result of changes in the billing system in 1999. Previously, these amounts were classified as inventories and totaled $3,199,103 as of December 31, 1998. Prior years have been reclassified to conform to the 1999 presentation.

(In US dollars)

NOTE 3—PROPERTY AND EQUIPMENT

A detail of property and equipment at December 31, 1998 and 1999 is as follows:

	1998	1999
Operations and communications:		
Land	$ 3,454,951	5,288,164
Buildings and improvements	7,933,993	12,730,864
Furniture and equipment	5,061,611	6,868,212
Communications equipment	46,877,210	94,645,620
Transmission equipment	95,230,147	170,756,431
Other equipment	1,253,387	1,668,162
	159,811,299	291,957,453
Less accumulated depreciation	16,506,546	29,196,045
	143,304,753	262,761,408
Communications equipment pending installation	28,343,890	31,141,978
In transit (a)	6,225,237	2,506,092
Construction in process (b)	112,082,008	100,685,397
Sub-total, operations and communications	289,955,888	397,094,875
Equipment for rental:		
Switchboards	887,916	1,982,393
Telephone equipment and other	21,137,541	31,145,265
	22,025,457	33,127,658
Less accumulated depreciation	9,611,593	12,578,935
Sub-total, equipment for rental	12,413,864	20,548,723
Property and equipment:		
Buildings	6,372,566	6,372,566
Furniture and office equipment	10,087,307	13,965,777
Transportation equipment	2,807,867	4,435,443
Leasehold improvements	3,500,603	3,879,221
Data processing equipment	14,426,729	23,037,601
	37,195,072	51,690,608
Less accumulated depreciation	9,108,376	14,289,015
Sub-total, property and equipment	28,086,696	37,401,593
Property and equipment, net	**$330,456,448**	**455,045,191**

(a) Equipment in transit represents accumulated costs of equipment imported by TRICOM, for which additional import related costs are still to be incurred. At December 31, 1999, this amount includes mainly transmission equipment and accessories, as well as computer materials and parts in 1998.

(In US dollars)

NOTE 3—PROPERTY AND EQUIPMENT (Continued)

(b) A detail of construction in process at December 31, 1998 and 1999 is as follows:

	1998	1999
Operation and communication:		
Buildings	$ 2,255,751	3,816,556
Transmission equipment (i)	99,370,582	87,642,687
Cells	9,505,122	8,502,529
Submarine cable	950,553	723,625
	$112,082,008	**100,685,397**

(i) At December 31, 1998 and 1999 construction in process of transmission equipment includes projects of a wireless local loop (WLL) network which are in development, as well as cellular and PCS cells, fiber optic and other network improvements in 1999.

NOTE 4—CASH AND CASH EQUIVALENTS

A detail of this account at December 31, 1998 and 1999 is as follows:

	1998	1999
Checking accounts	$ 2,316,963	6,162,442
Cash on hand	37,810	45,805
Deposits (a)	13,022,637	7,251,319
	$15,377,410	**13,459,566**

(a) At December 31, 1998 and 1999 represents certificates of deposit due on demand and with variable dates of maturity.

NOTE 5—ACCOUNTS RECEIVABLE

Changes in the allowance for doubtful accounts were as follows:

	1997	1998	1999
Allowance at beginning of year	$ 4,898,199	668,827	740,687
Increase for the year	1,929,167	1,665,349	5,420,717
Write-off during the year	(6,158,539)	(1,593,489)	(1,853,841)
Allowance at end of year	**$ 668,827**	**740,687**	**4,307,563**

(In US dollars)

NOTE 5—ACCOUNTS RECEIVABLE (Continued)

A detail of account receivable—others at December 1998 and 1999 is as follows:

	1998	1999
Interest receivable	$1,662,351	235,016
Other	450,877	389,830
	$2,113,228	624,846

NOTE 6—TRANSACTIONS WITH RELATED PARTIES

During the years ended December 31, 1997, 1998 and 1999 the Company made payments to several related parties for leased premises and equipment, internal audit services, public relations, systems and procedures, legal services and personnel management.

The majority of these charges are for services received by the Company from its sister company Grupo Financiero Nacional, S. A., ("Grupo Financiero") a subsidiary of GFN. Grupo Financiero allocates administrative charges based on the time invested by its employees providing administrative support services to each of its subsidiaries.

A detail of balances with related companies at December 31, 1998 and 1999 is as follows:

	1998	1999
Assets:		
Cash in banks	$ 1,556,788	4,194,306
Deposits (a)	13,022,637	7,251,319
Accounts receivable	163,110	40,412
Current portion and long-term accounts receivable	88,037	53,820
Prepaid expenses—insurance	2,125,601	3,548,458
Liabilities:		
Borrowed funds	25,591,915	17,895,946
Accounts payable—letters of credit (b)	1,089,487	985,187
Accounts payable (c)	—	10,035,066
Capital leases	—	25,882,708

(a) As of December 31, 1998 and 1999, includes $2,185,005 in non-interest bearing time deposits and certificates of deposit of $10,837,632 and $7,251,319, respectively which earn annual interest at rates between 9% and 11%.

(b) These letters of credit bear annual interest ranging from 10% to 11.5% payable at maturity.

(c) Includes $7,775,892 that represents a 7.94% financing facility granted by Motorola for the acquisition of transmission and communications equipment. The Company has approved lines of credit with Motorola for an approximate amount of $13,000,000.

(In US dollars)

NOTE 6—TRANSACTIONS WITH RELATED PARTIES (Continued)

A detail of transactions with related parties during the years ended December 31, 1997, 1998 and 1999 is as follows:

	1997	1998	1999
Interest earned	$ 140,814	270,352	265,423
Interest incurred on loans	3,577,394	880,281	710,537
Bank charges	6,585	45,916	135,640
Leased premises and equipment	64,392	44,610	108,578
Security services	113,778	111,460	77,382
Insurance premiums	1,101,237	1,520,171	2,000,473
Pension plan contributions	310,858	433,998	586,921
Communication services revenue	1,098,097	828,316	1,970,646
Gain on sale of land (a)	—	—	897,833
Equipment purchased (Motorola)	8,038,214	2,258,028	23,097,157
Advertising services	97,942	134,830	74,104
Professional services	207,498	494,125	167,470

(a) During 1999, the Company bought from an unaffiliated third party land which was later sold to a related party. The sale price was $2,724,458 (RD$44,000,000) and the acquisition cost was $1,826,625 (RD$29,500,000). This transaction generated a gain on sale of land of $897,833, which is presented as gain on sale of land in other income (expenses) in the consolidated statements of operations.

NOTE 7—INVESTMENTS

Investments at December 31, 1998 and 1999 consisted of the following:

	1998	1999
Irrevocable restricted funds to pay indebtedness and interest (a)	$ 32,772,379	—
U.S. Treasury Bonds at cost (b)	21,698,099	—
	54,470,478	
Less current portion of investments	(54,470,478)	—
	—	—
Mortgage participation contracts, at cost which approximates market value (c)	**$ 2,164,387**	**2,710,572**

(a) Represents investment used to fund the payment in full of principal and interest of CARIFA Bonds, as described in Note 15.

(b) Represents investment securities, obtained to provide funding to pay the full amount of the 1999 interest on the Senior Notes. (See note 15).

(In US dollars)

NOTE 7—INVESTMENTS (Continued)

(c) At December 31, 1998 and 1999 represents mortgage participation contracts which have been purchased from savings and loan associations in the Dominican Republic. These contracts earn interest at rates between 9% and 12% per annum. These investments are due on demand and are maintained as compensating balances for mortgage loans made by these savings and loan associations to several officers of the Company.

NOTE 8—OTHER ASSETS

Other assets at December 31, 1998 and 1999 consisted of the following:

	1998	1999
Deferred debt issue costs, net (a)	$ 8,296,034	8,864,074
Deposits with international carriers (b)	243,652	202,850
Organization expenses, net (c)	119,711	—
Deposits	361,194	668,432
Radio frequency rights (d)	4,760,000	4,561,667
Other (e)	916,952	2,527,245
	$14,697,543	**16,824,268**

(a) Represent commissions paid on issuance to brokers and other expenses related to the issuance of the Senior Notes and bank debt. As of December 31, 1998 and 1999, accumulated amortization amounted to $1,865,592 and $3,365,089, respectively.

(b) At December 31, 1998 and 1999 deposits with international carriers represent security deposits made by TRICOM for the installation of international circuits. These deposits will be recovered at the end of the agreement. These agreements mature each year and are automatically renewed.

(c) During 1999, the Company changed its method of accounting for organization expenses in order to comply with Statement of Position No. 98-5 issued by the American Institute of Certified Public Accountants. The change involved expensing these costs as incurred, rather than capitalizing and subsequently amortizing such costs. The change in the accounting principle resulted in the write-off of the costs capitalized as of January 1, 1999. The cumulative effect of the write-off, which totals $119,711, has been expensed and reflected as a separate line in the 1999 consolidated statements of operations.

(d) Represents payments for user rights for cellular frequencies, in order to expand the cellular and PCS capacity. These payments are being amortized over a period of 20 years beginning on March 31, 1999. At December 31, 1999, accumulated amortization was $198,333.

(e) At December 31, 1999 includes $2,276,012 corresponding to deferred commissions related to prepaid calling cards.

NOTE 9—BORROWED FUNDS—BANKS

Funds borrowed by the Company are detailed as follows:

	1998	1999
Funds denominated in U.S. dollars (a)...............	$18,462,441	56,000,776
Funds denominated in R.D. pesos (b)	3,203,075	7,601,246
	$21,665,516	63,602,022

(a) These borrowings are made with local and international banks and accrue interest and commissions at rates of 10% to 12.5% per annum at December 31, 1998 and 9.5% to 12% at December 31, 1999.

(b) At December 31, 1998, the loans represent RD$50,000,000 and have maturity ranging from 90 to 180 days, bearing interest at 26% per annum. At December 31, 1999 these loans amount to RD$122,000,000 and have maturity ranging from 60 to 90 days and bear interest of 21% to 30% per annum.

At December 31, 1999 the Company has lines of credit available with local and international banks for approximately $13,000,000.

NOTE 10—BORROWED FUNDS—RELATED PARTIES

At December 31, 1998 and 1999, borrowed funds from related parties include financing of letters of credit and open accounts issued for $25,591,915 and $17,895,946, respectively at an interests rates of 11% and 10% respectively.

At December 31, 1999, the Company has lines of credit available with related parties for approximately $23,000,000.

NOTE 11—CAPITAL LEASES

During December, 1999 the Company entered into various capital lease contracts with a related party. Such contracts have various terms of maturity during the next four years. The gross amount of plant and equipment recorded under capital leases as of December 31, 1999 were as follows:

Communications equipment	$17,248,429
Communications equipment pending installation	7,548,214
Transportation	1,176,001
Machinery and equipment	271,356
	$26,244,000

These assets have no accumulated depreciation at December 31, 1999 since, in accordance with the Company's depreciation policy, depreciation is recorded commencing with the first full month that the assets are placed in service.

(In US dollars)

NOTE 11—CAPITAL LEASES (Continued)

Future lease payments under capital leases as of December 31, 1999 are as follows:

Year ending December 31,	
2000	$16,807,222
2001	4,936,452
2002	4,918,489
2003	4,941,102
Total lease payments	31,603,265
Less related taxes	2,087,198
Minimum lease payments	29,516,067
Less amount representing interest (12% to 12.875%)	3,633,359
Present value of net minimum capital lease payments	25,882,708
Less current maturities of capital lease obligations	14,242,056
Capital lease obligations	**$11,640,652**

NOTE 12—TRANSACTIONS WITH CARRIERS

Accounts receivable from carriers arise from interconnection services of inbound calls. Accounts payable result from interconnection services of outbound calls. These charges are based on minutes billed. Amounts paid to carriers constitute one of the main operating costs of the Company.

Net amounts receivable and payable for these activities at December 31, 1998 and 1999 were as follows:

	1998		1999	
	Receivable	**Payable**	**Receivable**	**Payable**
Inbound	$ 6,933,131	—	12,406,384	—
Outbound	(2,780,128)	1,549,996	(5,939,368)	1,785,132
Payable accounts interconnection operations—CODETEL	—	1,556,902	—	1,202,247
	$ 4,153,003	**3,106,898**	**6,467,016**	**2,987,379**

(In US dollars)

NOTE 13—OTHER LIABILITIES

Other liabilities at December 31, 1998 and 1999 consisted of the following:

	1998	1999
Customer advances	$2,131,396	1,203,764
Deferred revenues	1,480,664	2,130,985
Other (a)	3,801,761	454,958
	$7,413,821	**3,789,707**

(a) On September 22, 1998, the Dominican Republic was seriously affected by hurricane Georges. As a consequence, the transmission and communication equipment of the Company, as well as other infrastructure suffered certain damages, for which claims were made to the Company's insurance carrier.

During 1998, the Company received from the insurance company the amounts claimed, which included $2,505,000 for business interruption that are included in other operating income for the year ended December 31, 1998. At December 31, 1998 other liabilities include $3,414,613 corresponding to the estimated disbursements to be incurred in order to repair the infrastructure affected by hurricane Georges. The accrued expenses were sufficient to cover all the payments made during 1999.

NOTE 14—ACCRUED EXPENSES

A summary of accrued expenses at December 31, 1998 and 1999 is as follows:

	1998	1999
Expense in lieu of income tax payable	$ 1,502,581	3,085,766
Interest payable	9,726,228	8,783,221
Other	2,659,165	3,424,923
	$13,887,974	**15,293,910**

(In US dollars)

NOTE 15—LONG-TERM DEBT

Long-term debt is summarized as follows:

	1998	1999
Senior notes (a)	$200,000,000	200,000,000
Bank loans:		
Four loans with Dominican banks for a total amount of RD$65,600,000; with interest and commissions ranging from 20% to 24% per annum. These loans are due in monthly installments of RD$1,399,012 (approximately $87,166) including principal and interest, starting January, 2000 through December, 2006; two of these loans are secured by communications equipment in the amount of $3,010,033	—	4,087,227
Unsecured line of credit with Citibank, N. A. for the amount of $10,000,000 renewable every 13 months at 10% interest per annum. The interest rate can be revised every 60 to 90 days at the request of the parties	—	10,000,000
Loan with Hamilton Bank, N. A. for a 3-year revolving line of credit of up to $15 million with an interest of Citibank N. A. prime rate plus 0.05% (9% at December 31, 1999). This line of credit is guaranteed by Tricom, S. A. and Banco Nacional de Crédito, S. A.	—	15,000,000
Total bank loans	—	29,087,227
Carifa loan (b)	32,000,000	—
Total long-term debt	232,000,000	229,087,227
Less current portion of long-term debt	32,000,000	315,216
Long-term debt excluding current portion	**$200,000,000**	**228,772,011**

The installment obligations of principal of these long-term loans for the next years are as follows:

Year ending December 31,	
2000	$ 315,216
2001	378,505
2002	25,454,599
2003	546,110
2004	200,656,185
2005 and thereafter	1,736,612

(In US dollars)

NOTE 15—LONG-TERM DEBT (Continued)

(a) *Senior Notes*

On August 15, 1997, the Company issued $200,000,000 aggregate principal amount of 11⅜% Senior Notes due in the year 2004 (the "Senior Notes"). Interest on the Senior Notes is payable in semi-annual installments on March 1st and September 1st of each year commencing March 1, 1998.

The Senior Notes may be redeemed at any time at the option of the Company, in whole or in part, after September 1, 2001, at a premium declining to par after September 1, 2003, plus accrued and unpaid interest, and additional amounts, if any, through the redemption date. Until September 1, 2000, the Company, at its option, may redeem from time to time up to 35% of the Senior Notes originally issued with the net proceeds of the issuance and sale of the Company's capital stock at a redemption price equivalent to 11.375% of the principal amount thereof plus accrued interest to the date of redemption provided that an aggregate principal amount of the Senior Notes of up to $130.0 million remain outstanding after each redemption and each such redemption occurs within 180 days after any issuance and sale of stock. The Senior Notes are senior unsecured obligations of the Company ranking pari passu in right of payment with all other existing and future senior debt, and will rank senior to any future subordinated indebtedness.

The indenture for the Senior Notes contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries, as defined in the indenture, to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its Restricted Subsidiaries, engage in any business other than the telecommunications business, issue or sell equity interests of the Company's Restricted Subsidiaries or enter into certain mergers and consolidations.

The fair value of this long term debt at December 31, 1999 is estimated in the amount of $186,500,000 determined through a combination of management estimates and information obtained from independent third parties, using market data available on the last business day of the year.

The Senior Notes are guaranteed fully, unconditionally and jointly and severally by the Company's subsidiaries, each of which is wholly-owned by the Company. Separate financial statements of each of the guarantor subsidiaries have not been presented herein because management has determined that such separate financial statements would not be material to the holders of the Senior Notes.

(In US dollars)

NOTE 15—LONG-TERM DEBT (Continued)

Summarized consolidated financial information of guarantor subsidiaries, Comunicaciones, Bay Tel, Call Tel and TRICOM USA and Subsidiaries, at December 31, 1998 and 1999 and for the three years ended December 31, 1999 is as follows (see note 1):

Balance sheet data:

	1998	1999
Assets		
Current assets:		
Cash and cash equivalents	$ 263,168	614,802
Accounts receivable:		
Related parties	4,057,834	12,190,813
Other	1,697,067	4,860,019
Accounts receivable, net	5,754,901	17,050,832
Other current assets	843,317	1,154,627
Total current assets	6,861,386	18,820,261
Property and equipment, net	6,315,155	8,080,300
Other non-current assets	933,495	1,243,774
Total assets	**$14,110,036**	**28,144,335**
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable:		
Carriers	227,195	1,113,416
Related parties	5,608,247	1,722,915
Other	978,057	748,970
	6,813,499	3,585,301
Other current liabilities	1,355,246	3,036,241
Total current liabilities	8,168,745	6,621,542
Other non-current liabilities	192,036	15,685,752
Total liabilities	8,360,781	22,307,294
Stockholder's equity	5,749,255	5,837,041
Total liabilities and stockholder's equity	**$14,110,036**	**28,144,335**

(In US dollars)

NOTE 15—LONG-TERM DEBT (Continued)

Statements of operations data:

	1997	1998	1999
Operating revenues	12,805,531	27,919,654	36,179,982
Operating costs	12,932,490	28,861,720	36,282,315
Operating loss	(126,959)	(942,066)	(102,333)
Other income (expense)	1,702	21,685	(66,896)
Net loss before income tax	(125,257)	(920,381)	(169,229)
Income tax	—	351,691	(141,660)
Net loss	**125,257**	**568,690**	**310,889**

Cash flow data:

	1997	1998	1999
Net cash (used in) provided by operating activities	(2,037,871)	83,061	(6,929,619)
Cash flows used in investment activities—acquisition of property and equipment	(3,500,298)	(3,241,348)	(2,145,814)
Cash flows from financing activities:			
Borrowed funds (paid to) received from banks	(8,305,916)	—	15,000,000
Borrowed funds (paid to) received from related parties	13,652,509	—	(5,608,247)
Short-term obligations	(56,629)	—	35,279
Issuance of common shares	1,100	2,999,000	—
Net cash provided by financing activities	5,291,064	2,999,000	9,427,032
Effect of exchange rate changes on cash	197,601	88	35
Net increase (decrease) in cash and cash equivalents	(49,504)	(159,199)	351,634
Cash and cash equivalents at beginning of the year	471,821	422,317	263,168
Cash and cash equivalents at end of the year	**$ 422,317**	**263,118**	**614,802**

(b) *Carifa Loan*

The Company borrowed $32,000,000 in prior years, from the Caribbean Basin Project Financing Authority (Carifa).

This loan was repaid in 1999 using the irrevocable deposits described in note 7.

(In US dollars)

NOTE 16—STOCKHOLDERS' EQUITY

The authorized capital stock of the Company consists of 55,000,000 shares of Class A common stock and 25,000,000 shares of Class B common stock.

All of the Company's outstanding shares are duly authorized, validly issued and fully paid. Both classes of capital stock vote together as a single class, except on any matter that would adversely affect the rights of either class. The Class A common stock has one vote per share and the Class B has ten votes per share. The economic rights of each class of capital stock are identical.

In the second quarter of 1998, the Company sold 5,700,000 Class A common shares in a public offering for US$74.1 million, net of issuance costs of $6,346,545. The proceeds of this issuance were used to expand the Company's local service, cellular and PCS networks and its international switching and circuit capacity. As well as paying short-term debt primarily incurred to fund equipment purchases.

All share and per share data set forth in the financial statements reflect the reclassification of the Company's shares of common stock that were outstanding prior to TRICOM's initial 1998 public offering of American Depository Shares into shares of Class B stock and give effect to an approximate 3.3132-for-one stock split at that time.

NOTE 17—EXPENSE IN LIEU OF INCOME TAXES

In accordance with the terms of the Concession Agreement signed with the Dominican Government through, 1995 TRICOM, S.A. had an exemption from income tax but had to pay instead a single tax of 18% of gross communication revenues collected from customers nationwide. This tax was based on the amounts collected monthly by the Company and was payable within the first ten (10) days of the month following collection.

As result of a settlement between the Company and the Dominican tax authorities on February 20, 1996, the Concession Agreement with the Dominican government was modified to establish a fixed tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. This tax will never be less than RD$18,000,000 ($1,125,000) annually.

In addition, since July 1998, expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. For December 31, 1998 and 1999, the cost of this additional tax was $315,801 and $566,549, respectively, which is included as part of expense in lieu of income taxes in the accompanying consolidated statements of operations.

For the year ended at December 31, 1999 the Company paid RD$30,000,000 (equivalent to approximately $1,869,159) as an advance deposit against the fixed tax of 10%. This is included in prepaid expenses in the accompanying consolidated balance sheets as of December 31, 1999.

(In US dollars)

NOTE 18—INCOME TAX

The Company is subject to income taxes in the United States. The components of income tax (expense) benefit are as follows:

	1997	1998	1999
Current tax provision	$ —	—	(108,000)
Deferred tax	—	351,691	(33,660)
	$ —	351,691	(141,660)

The components of deferred income taxes in the United States are summarized as follows:

	1998	1999
Deferred revenue	$483,011	737,410
Net operating loss carry forward	209,001	45,856
Alternative minimum tax	—	100,825
Other	43,361	65,099
	735,373	949,190
Deferred tax liabilities—property and equipment	383,682	631,159
Net deferred tax asset	$351,691	318,031

The Company has not recorded a valuation allowance for the deferred tax assets because it believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

In the case of the other subsidiaries, according to the tax legislation of the Republic of Panamá, the Company's is exempt from income taxes as long as it only operates outside the Republic of Panama.

NOTE 19—PENSION BENEFITS

Substantially all of the employees of the Company are included in a defined benefit plan that was established by Grupo Financiero. The benefits are based upon years of service and the employees' compensation during the last years before retirement, which is administered by the Plan de Pensiones y Jubilaciones del Grupo Financiero Nacional, S.A.

The Company makes annual contributions to the Plan based on contribution levels determined by the independent actuaries. The Company's pension expense was approximately $311,000, $433,000 and $587,000 in the years ended December 31, 1997, 1998 and 1999, respectively, and is included as part of general and administrative expenses in the accompanying consolidated statements of operations.

(In US dollars)

NOTE 19—PENSION BENEFITS (Continued)

The following summarizes pension obligation information and estimated plan asset information for the Company individually.

	As of November 30	
	1998	1999
Changes in benefit obligation		
Benefit obligation at beginning of year	$1,245,601	2,234,367
Change in exchange rate	(100,541)	(61,253)
Benefit obligation at beginning of year, as adjusted	1,145,060	2,173,114
Service cost	749,263	940,622
Interest cost	113,659	186,824
Actuarial gain	103,056	271,744
Benefits paid	(76,378)	(88,392)
Adjustments	199,707	72,260
Benefit obligation at end of year	2,234,367	3,556,172
Changes in plan assets		
Fair value of plan assets at beginning(a)	1,550,766	2,513,478
Change in exchange rate	(125,174)	(68,906)
Fair value of plan assets at beginning of year, adjusted	1,425,592	2,444,572
Actual return in plan assets	375,674	419,038
Employer contribution	405,871	586,887
Plan participants' contributions	324,697	359,072
Benefits paid	(76,378)	(88,392)
Expenses and other adjustments	58,022	(65,001)
Fair value of plan assets at end of year(a)	2,513,478	3,656,176
Funded status of the plan	$ 279,111	100,004
Rate assumptions		
Discount rates	6.00%	6.00%
Rates of return on plan assets	11.00%	14.39%

(a) Corresponds to an estimate of the assets allocable to the Company. This estimate was made by the actuary based on the ratio of total obligations of TRICOM to the total obligation of Grupo Financiero applied to the total plan assets. However, there is no formal segregation of assets applicable to the employees of the Company.

NOTE 20—COMMITMENTS AND CONTINGENCIES

In 1995, TRICOM entered into a lease agreement of premises with a related company. The total amounts paid for this lease in 1997, 1998 and 1999 were $68,216, $72,582 and $108,578, respectively. As

(In US dollars)

NOTE 20—COMMITMENTS AND CONTINGENCIES (Continued)

part of this agreement, the Company paid a deposit of $86,580, which is included in other assets in the accompanying consolidated balance sheets.

TRICOM maintains contracts with foreign entities for the traffic of overseas calls. Such contracts require each entity to obtain the necessary facilities to establish, maintain and operate its respective terminals. The costs involved for each contract are established through different rates, agreed by the parties, that are computed based on the amount of traffic each month. For the years ended December 31, 1997, 1998 and 1999 this cost was $4,642,466, $4,273,617 and $3,706,683 respectively, and is included in the cost of satellite connections in the accompanying consolidated statements of operations.

On May 8, 1997, the Federal Communications Commission (''FCC'') issued an order to implement the provisions of the Telecommunications Act of 1996 relating to the preservation and advancement of universal telephone service (the ''Universal Service Fund''). The Universal Service Order requires all telecommunications carriers providing interstate telecommunications services to contribute to universal service by contribution to a fund (the ''Universal Service Fund''). Universal Service Fund contributions were assessed based upon intrastate, interstate and international end-user gross telecommunications revenue effective January 1, 1999 through December 31, 1999.

The Company contributed $141,141 to the ''Universal Service Fund'' on end-user telecommunications revenue of $4,756,792 for the year ending December 31, 1999.

Other Lease Obligations

The Company maintains capital and operating leases for telecommunication equipment. The operating leases are renewable at the end of the lease period, which is usually one year. The capital leases are for five-year periods with purchase options at maturity.

Also, the Company has leased buildings for several of its telecommunication centers, commercial offices and warehouse. These contracts are mostly short term and renewable at maturity. Expenses for these contract operations in 1997, 1998 and 1999 were approximately $443,000, $405,000 and $476,000, respectively, and are included in general and administrative expenses in the consolidated statements of operations.

Legal Proceedings

In 1998 the Company reported to local police authorities an excessive irregular traffic of calls from a specific telephone number, detected by monitoring systems of the Company, which was causing a distortion in the direction of the traffic, assigned to a person. In 1999 a Dominican Company and another person, both different from the person who had the mentioned telephone number assigned, sued the Company for alleged loss and damages of up to approximately $12,000,000. Management, after consulting with legal counsel, believes that this matter will not have a material adverse effect on the results of operations and financial position of the Company.

The Company is involved in various other claims and legal actions arising in the ordinary course of the business. In the opinion of management, the ultimate disposition of these matters will not have a

(In US dollars)

NOTE 20—COMMITMENTS AND CONTINGENCIES (Continued)

material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Others

During 1999, Dominican tax authorities reviewed the statements of tax withholdings done by the Company corresponding to the year 1998. At December 31, 1999, the Company has not been informed of the result of this audit. Management believes that no material adjustments will arise.

Severance indemnities

Companies based in the Dominican Republic maintain reserves under the provisions of U.S. Statement of Financial Accounting Standards "SFAS" 112 to cover the ultimate payment of the severance indemnities. Severance expense amounted to $329,153, $257,690 and $328,807 in the years ended December 31, 1997, 1998 and 1999.

NOTE 21—BUSINESS AND CREDIT CONCENTRATION

Most of the company's customers are located in the Dominican Republic and New York. As of December 31, 1999, no single customer's account receivable exceeded $50,000.

In the normal course of business, the Company maintains accounts receivable from carriers. Although the Company's exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are extended to large, well-established companies. The Company does not believe that this concentration of credit risk represents a material risk of loss with respect to its financial position.

NOTE 22—LEGAL RESERVE

Article 58 of the Code of Commerce of the Dominican Republic requires all companies to segregate at least 5% of net earnings as a legal reserve until such reserve reaches 10% of paid-in capital. This reserve is not available for distribution, except in case of dissolution of the corporation.

NOTE 23—EXTRAORDINARY ITEM

During 1997, as a result of the early extinguishment of the Bank Credit Facility, the Company charged off existing deferred debt issuance costs related to that debt amounting to $5,452,995. This is included as an extraordinary item in the accompanying consolidated statement of operations for the year ended December 31, 1997.

NOTE 24—STOCK OPTION PLAN

At May 4, 1998, the Company initiated a Long Term Incentive Plan, in which certain employees could be granted options to purchase shares of the Company's common stock. The Plan is administered by the Board of Directors of the Company and has the authority to determine which employees will participate in the Plan.

(In US dollars)

NOTE 24—STOCK OPTION PLAN (Continued)

The Plan authorizes grants of options to purchase up to 750,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten year terms and vest and become exercisable after three years from the date of grant.

At December 31, 1999, there were 436,580 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options was $4.62 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1998—expected volatility of 73.22%, risk-free interest rate of 6.33%, no expected dividends and an expected life of 3.59 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below.

	1998	1999
Net earnings—as reported	$17,905,589	22,034,525
Net earnings—proforma	17,647,972	21,648,100
Net earnings per share:		
As reported:		
Basic	0.78	0.89
Diluted	0.78	0.89
Pro-forma:		
Basic	0.77	0.87
Diluted	0.77	0.87

The Company had no outstanding options in 1997.

During 1998, the Company granted options to purchase 313,420 shares of common stock. No options were granted in 1999.

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable
$ 8.06(a)	251,420	3.42	8.06(a)	—
13.00	58,000	3.42	13.00	—
6.63	4,000	3.92	6.63	—
	313,420	3.43	8.96	—

(In US dollars)

NOTE 24—STOCK OPTION PLAN (Continued)

(a) Reflects 1999 reduction in exercise price from $13.00 to $8.06.

No options have been exercised of forfeited during 1998 and 1999.

In addition, on October, 1999 the Company entered into an agreement with a third party to provide investor relations services for a period of two years. The Company granted warrants to purchase 300,000 class A common shares of the Company at an exercise price of $8.875 each share. Warrants for 150,000 shares vested immediately and warrants for the remaining 150,000 vest through April 28, 2001.

The Company is recognizing an expense for the fair value of these options using the Black Scholes option pricing model as follow:

- Warrants for 150,000 shares that are vested—fair value at date of grant amortized over two-year period of the contract.
- Warrants for 150,000 shares that are not vested at December 31, 1999 fair value at December 31, 1999. Amortized over two-year period of contract.

For the year ended December 31, 1999 the Company recognized $273,000 as expense for this contract which is included as part of general and administrative expense in the accompanying consolidated statement of operations.

NOTE 25—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables contain selected unaudited consolidated quarterly financial data for the Company:

	1998			
	First quarter	Second quarter	Third quarter	Fourth quarter
Total operating revenues	27,015,684	30,696,227	32,635,906	35,153,575
Operating costs, including depreciation charges of $3,001,163, $3,554,401 $4,000,965 and $4,075,631 for each quarter, respectively	20,874,384	23,157,223	24,954,902	27,037,262
Operating income	6,141,300	7,539,004	7,681,004	8,116,313
Other income (expenses)	(3,730,608)	(3,031,937)	(2,436,644)	(2,724,534)
Earnings before income taxes	2,410,692	4,507,067	5,244,360	5,391,779
Income taxes—benefit	—	—	—	351,691
Net earnings	2,410,692	4,507,067	5,244,360	5,743,470
Earnings per share	0.13	0.21	0.22	0.23
Number of common shares used in calculation	19,144,544	21,044,544	22,311,211	22,944,544

(In US dollars)

NOTE 25—QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	1999			
	First quarter	Second quarter	Third quarter	Fourth quarter
Total operating revenues	34,823,199	40,901,880	44,968,825	50,125,037
Operating costs, including depreciation charges of $4,494,884; $5,141,925; $5,158,482 and $6,042,189 for each quarter, respectively	26,495,328	32,149,080	32,719,085	37,993,368
Operating income	8,327,871	8,752,800	12,249,740	12,131,669
Other income (expenses)	(3,745,609)	(3,547,369)	(6,534,080)	(5,339,126)
Earnings before income taxes and cumulative effect of accounting change	4,582,262	5,205,431	5,715,660	6,792,543
Income taxes benefit (expense)	56,203	—	—	(197,863)
Earnings before cumulative effect of accounting change	4,638,465	5,205,431	5,715,660	6,594,680
Cumulative effect of change in accounting for organization expenses	—	—	—	(119,711)
Net earnings	4,638,465	5,205,431	5,715,660	6,474,969
Earnings per share	0.19	0.21	0.23	0.26
Number of common shares used in calculation	24,844,544	24,844,544	24,844,544	24,844,544

(In US dollars)

NOTE 26—SEGMENT INFORMATION

As required by SFAS No. 131 "Disclosures about Segment of an Enterprise and Related Information" the consolidated financial statements of the Company includes the following information:

Geographic

	1997			
	United States	Dominican Republic	Eliminations	Consolidated
International settlement revenues	12,343,203	35,276,735	(8,187,553)	39,432,385
Other	—	50,669,621	—	50,669,621
Total operating revenues	12,343,203	85,946,356	(8,187,553)	90,102,006
Operating costs	12,421,915	70,008,104	(8,187,553)	74,242,466
Operating income (loss)	(78,712)	15,938,252	—	15,859,540
Identifiable assets	3,827,575	317,636,651	(320,689)	321,143,537

	1998			
	United States	Dominican Republic	Eliminations	Consolidated
International settlement revenues	24,208,283	44,812,490	(18,688,685)	50,332,088
Other	2,857,215	72,312,089	—	75,169,304
Total operating revenues	27,065,498	117,124,579	(18,688,685)	125,501,392
Operating costs	27,818,364	86,894,092	(18,688,685)	96,023,771
Operating income (loss)	(752,866)	30,230,487	—	29,477,621
Identifiable assets	8,603,748	436,763,531	(552,676)	444,814,603

	1999			
	United States	Dominican Republic	Eliminations	Consolidated
International settlement revenues	35,510,406	46,338,275	(21,256,547)	60,592,134
Other	490,836	109,735,971	—	110,226,807
Total operating revenues	36,001,242	156,074,246	(21,256,547)	170,818,941
Operating costs	35,007,605	115,605,803	(21,256,547)	129,356,861
Operating income	993,637	40,468,443	—	41,462,080
Identifiable assets	25,525,617	514,417,693	(8,464,849)	531,478,461

(In US dollars)

NOTE 26—SEGMENT INFORMATION (Continued)

Products and services

	1998					
	Wireline	Cellular	International	Others	Eliminations	Consolidated
Revenues	35,658,595	26,604,945	69,020,773	12,905,764	(18,688,685)	125,501,392
Operating income	12,594,564	11,697,166	12,790,330	11,084,246	(18,688,685)	29,477,621
Identifiable assets	88,372,739	66,747,297	22,510,041	267,737,202	(552,676)	444,814,603
Depreciation expense	7,924,465	3,222,774	1,509,691	1,965,230	—	14,622,160
Capital expenditures	69,663,693	31,777,625	6,980,783	33,678,911	—	142,101,012

	1999					
	Wireline	Cellular	International	Others	Eliminations	Consolidated
Revenue	62,572,264	35,346,554	81,848,681	12,307,989	(21,256,547)	170,818,941
Operational income	26,958,139	13,167,776	12,781,596	9,811,116	(21,256,547)	41,462,080
Identifiable assets	177,806,707	110,876,334	25,590,381	225,669,888	(8,464,849)	531,478,461
Depreciation expense	11,080,231	5,605,645	2,928,174	1,223,430	—	20,837,480
Capital expenditures	79,065,923	42,573,958	7,602,493	16,183,849	—	145,426,223

NOTE 27—SUBSEQUENT EVENTS (UNAUDITED)

At January 19, 2000 the Company obtained an approval of credit guarantees aggregating US$46.6 million from the Export-Import Bank of the United States. The credits guaranteed will be disbursed by the International Bank of Miami, N.A., to fund purchases of communications equipment and materials from Motorola, Inc. and other U.S. suppliers. The credits will be available for disbursement during twelve months, will initially bear floating interest rates later to be converted to fixed interest rates and will feature five-year principal repayment schedules.

NOTE 28—LIQUIDITY

As of December 31, 1999, the Company's current liabilities exceed its current assets by $83.7 million. This reflects the Company's short-term borrowings in the Dominican Republic with related companies and local banks. Dominican banks lend on a short term term basis, in order to renegotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. Additionally, the Company is involved in negotiations to obtain term financing of up to 5 years for an approximate amount of $46,600,000. It is the Company's belief that the existence of a negative working capital does not affect the continuity of its business.

NOTE 29—NEW ACCOUNTING STANDARDS

In June, 1998 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). As amended, the statement becomes effective for fiscal years beginning after June 15, 2000 and will not be applied retroactively. The statement establishes accounting and reporting standards for derivative instruments and hedging activity. At December 31, 1999 the Company had no derivatives and, therefore, does not believe that this Statement will have any effect on its financial position or results of operations.

GLOBAL TELECOM S.A.

Financial Statements

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

GLOBAL TELECOM S.A.

Financial Statements

December 31, 1998 and 1999

Contents

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and shareholders
Global Telecom S.A.

We have audited the accompanying balance sheets of Global Telecom S.A. (a development stage corporation until January 1999) as of December 31, 1998 and 1999 and the related statements of operations, changes in shareholders' equity and comprehensive income and cash flows for the period since inception on April 8, 1998 to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Telecom S.A. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the period since inception on April 8, 1998 to December 31, 1998 and the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG Auditores Independentes

Curitiba, Brazil
March 14, 2000, except as to the fourth
paragraph of Note 1 which is as of April 7, 2000

GLOBAL TELECOM S.A.

Balance Sheets

December 31, 1998 and 1999

(In thousands of US dollars)

	1998	1999
Assets		
Current assets		
Cash and cash equivalents	$ 13,887	$ 13,176
Trade accounts receivable, net	1,320	10,495
Inventories	1,626	13,492
Taxes receivable	6,336	15,298
Other	13	847
Total current assets	23,182	53,308
Property, plant and equipment, less accumulated depreciation	99,767	187,347
License acquisition costs, less accumulated amortization	792,532	497,881
Other intangible and other assets, less accumulated amortization	498	2,068
	$915,979	$ 740,604
Liabilities and shareholders' equity		
Current liabilities		
Current installments on license obligation	$162,772	$ 137,862
Trade accounts payable		
Related parties	78,210	70,055
Others	10,980	11,703
Accrued expenses	7,586	9,451
Total current liabilities	259,548	229,071
Long-term debt	50,114	271,364
License obligation, less current installments	325,544	137,861
	635,206	638,296
Shareholders' equity		
Non-cumulative preferred stock, no par value. Authorized, issued and outstanding 600,000 shares in 1998* and 1,010,420 shares in 1999	214,311	311,777
Common stock, no par value. Authorized, issued and outstanding 300,000 shares in 1998* and 505,210 shares in 1999	107,156	155,889
Accumulated deficit (includes deficit accumulated during the development stage of $21,835)	(21,835)	(250,028)
Accumulated other comprehensive income—currency translation loss	(18,859)	(115,330)
Total shareholders' equity	280,773	102,308
Commitments and contingencies (Note 12)		
	$915,979	$ 740,604

---

*   Share information for 1998 has been restated (Note 10).

See the accompanying notes to the financial statements.

GLOBAL TELECOM S.A.

Statements of Operations

**Period from inception on April 8, 1998 to December 31, 1998
and year ended December 31, 1999**

(In thousands of US dollars)

	1998	1999
Net sales		
Mobile telephone services	$ 21	$ 25,648
Sale of equipment	1,150	19,017
Total net sales	1,171	44,665
Operating expenses		
Mobile telephone service costs	2,281	23,176
Cost of inventory sold	1,123	52,349
Selling, general and administrative	17,477	44,556
Depreciation and amortization	165	47,482
Total operating expenses.................................	21,046	167,563
Operating loss	(19,875)	(122,898)
Other income (expense)		
Interest expense	(1,722)	(78,447)
Interest income	254	6,294
Foreign currency transaction losses	(247)	(26,913)
Other expenses	(245)	(6,229)
Other income (expense)	(1,960)	(105,295)
Loss before income and social contribution taxes	(21,835)	(228,193)
Income and social contribution taxes	—	—
Net loss	$(21,835)	$(228,193)

See the accompanying notes to the financial statements.

GLOBAL TELECOM S.A.

Statements of Changes in Shareholders' Equity and Comprehensive Income

Period from inception on April 8, 1998 to December 31, 1998 and year ended December 31, 1999

(In thousands of US dollars)

	Non-cumulative preferred stock	Common stock	Accumulated deficit	Accumulated other comprehensive income	Total shareholders' equity
Shares issued upon inception on April 8, 1998 (600,000 shares of preferred stock and 300,000 shares of common stock)*	$214,311	$107,156	$ —	$ —	$ 321,467
Comprehensive loss:					
Net loss	—	—	(21,835)	—	(21,835)
Currency translation loss	—	—	—	(18,859)	(18,859)
Total comprehensive loss					(40,694)
Balances at December 31, 1998*	214,311	107,156	(21,835)	(18,859)	280,773
Issuance of shares (515,078 shares of preferred stock and 100,552 shares of common stock)	122,320	23,879	—	—	146,199
Conversion of 104,658 shares of preferred stock to 104,658 shares of common stock	(24,854)	24,854	—	—	—
Comprehensive loss:					
Net loss	—	—	(228,193)	—	(228,193)
Currency translation loss	—	—	—	(96,471)	(96,471)
Total comprehensive loss					(324,664)
Balances at December 31, 1999	$311,777	$155,889	$(250,028)	$(115,330)	$ 102,308

---

* Share information for 1998 has been restated (Note 10).

See the accompanying notes to the financial statements.

GLOBAL TELECOM S.A.

Statements of Cash Flows

Period from inception on April 8, 1998 to December 31, 1998 and year ended December 31, 1999

(In thousands of US dollars)

	1998	1999
Net loss	$ (21,835)	$(228,193)
Adjustments to reconcile net loss to net cash used for operating activities:		
Bad debt expense	—	1,510
Depreciation and amortization	165	47,482
Accrued interest included in license obligation	—	54,718
Changes in trade accounts receivable	(1,323)	(10,888)
Changes in inventories	(1,630)	(11,714)
Changes in taxes receivable	(6,437)	(10,602)
Changes in other	(523)	(2,587)
Changes in trade accounts payable	10,573	23,232
Changes in accrued expenses	8,670	3,514
	9,495	94,665
Net cash used for operating activities	(12,340)	(133,528)
Investing activities:		
Purchases of property, plant and equipment, net	(23,969)	(138,126)
Acquisition of license and other intangible assets	(320,316)	(265)
Net cash used in investing activities	(344,285)	(138,391)
Financing activities:		
Proceeds from issuance of long-term debt	49,979	243,913
Repayments of license obligation	—	(117,422)
Proceeds from issuance of preferred stock	214,311	122,320
Proceeds from issuance of common stock	107,156	23,879
Net cash provided by financing activities	371,446	272,690
Effect of exchange rate changes on cash	(934)	(1,482)
Net change in cash and cash equivalents	13,887	(711)
Cash and cash equivalents at beginning of period	—	13,887
Cash and cash equivalents at end of period	$ 13,887	$ 13,176

See the accompanying notes to the financial statements.

GLOBAL TELECOM S.A.

Notes to the Financial Statements

Period from inception on April 8, 1998 to December 31, 1998 and year ended December 31, 1999

(In thousands of US dollars)

NOTE 1—OPERATIONS AND BACKGROUND

Global Telecom Ltda. was constituted on December 22, 1997. On January 29, 1999, the shareholders converted the Company into a closely held corporation called Global Telecom S.A. The Company provides mobile telephone services under a license granted by the National Agency for Telecommunications ("ANATEL") in accordance with Brazilian laws and sells telecommunication equipment. The Company started its principal operations in January 1999; prior to this, the Company was a development stage corporation.

On April 8, 1998, under Act 098 of ANATEL, the Company was granted a license to operate B Band mobile telephone services for concession area 5, covering two states of Brazil (Paraná and Santa Catarina), for a period of 15 years, renewable for a further 15 years, subject to review and approval by ANATEL. The license was granted as part of an ongoing privatization program carried out by the Brazilian government.

The Company, including the services to be provided and rates to be charged, is regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

Liquidity and cash flow information

Global Telecom is in the early stage of development and will incur losses for some time. At December 31, 1999, Global Telecom had a total of $547 million of indebtedness and license fee obligations, and at the same date current liabilities exceeded current assets. All conditions and payment terms of these liabilities are disclosed in footnotes 7 and 8 to the financial statements.

In order to fund its future capital needs, Global Telecom expects to access additional working capital lines, enter into long term debt arrangements with banks, and/or obtain additional capital contributions from the main shareholders, which are also the guarantors of the indebtedness.

In connection with this, in April 2000, Global Telecom received a $120 million equity contribution from its shareholders to fund a portion of the license installment payment due on April 7, 2000.

NOTE 2—PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

a. Basis of translation

The functional currency of the Company has been determined to be the Brazilian real. All foreign currency transaction gains or losses associated with transactions denominated in a currency other than the Company's functional currency are recognized currently into income as a foreign currency transaction gain or loss.

The assets and liabilities of the Company have been translated from its functional currency into the US dollar in accordance with the provisions of Statement No. 52 of the Financial Accounting

(In thousands of US dollars)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Standards Board of the United States of America ("FASB"), using the exchange rates of R$1.20 per US$1.00 and R$1.79 per US$1.00 as of December 31, 1998 and 1999, respectively. Income and expenses recognized during the period from inception on April 8, 1998 to December 31, 1998 and in 1999 were converted at the actual exchange rates, except when not practical, when the monthly average exchange rates for the period in which income and expenses were recognized was used. Currency translation gains or losses are reflected in other comprehensive income.

b. Cash equivalents

For purposes of the statements of cash flows, cash equivalents are considered to be all highly liquid temporary cash investments with original maturities of three months or less.

c. Trade accounts receivable

Trade accounts receivable are stated at the applicable billing rate on the date of rendering the service, plus services rendered but not yet billed at the balance sheet date and are presented net of allowance for doubtful accounts. Provisions are made for trade accounts receivable for which recoverability is considered improbable.

d. Inventories

Inventories consist of mobile telephone equipment and accessories and are stated at the lower of cost, determined using the first in, first out method, or market.

e. Property, plant and equipment

Property, plant and equipment is stated at cost. Construction expenditures are recorded as assets under construction until the assets are placed in service, at which time the assets are transferred to the appropriate property, plant and equipment category. Depreciation, which begins upon operation of the related assets, is provided using the straight-line method over estimated useful lives of 25 years for buildings, 5 to 20 years for communication equipment, computer hardware and software and furniture and fixtures and 5 years for automobiles. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the asset.

f. License acquisition costs

License acquisition costs consist of the cost of acquiring the right to operate B Band mobile telephone services, as reported in Note 1. The costs are being amortized using the straight-line method over the 15 year period provided under the license. The Company assesses the recoverability of license acquisition costs by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

the Company's average cost of funds. The assessment of the recoverability of license acquisition costs will be impacted if estimated future operating cash flows are not achieved.

g. Interest capitalization

Interest costs are capitalized related to the construction and purchase of assets, which constitute activities preliminary to the commencement of the planned principal operation. The interest costs are classified as part of the cost basis of the related asset and amortized over the life of the respective asset.

h. Deferred debt financing costs

Deferred debt financing costs, classified as other intangible assets, represents costs incurred relating to the issuance of debt and are amortized using the straight-line method over the term of the related debt.

i. Income and social contribution taxes

Income and social contribution taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j. Revenue recognition

The Company earns revenue by providing mobile telephone services to customers of the Company and of other cellular carriers traveling (roaming) in the Company's service area and from sales of mobile telephone equipment and accessories. Service revenue consists of the base monthly service fee and airtime revenue. Base monthly service fees are billed in arrears and recognized in the month earned. Airtime revenue is recognized when service is provided. Roaming revenue consists of the fee charged to other cellular carriers' customers for roaming in the Company's service area, as well as related airtime revenue for use of the Company's mobile telephone network. Roaming revenue is recognized when the service is rendered. The Company recognizes revenue from sales of mobile telephone equipment and accessories upon shipment to the customers.

k. Research and development and advertising

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to $344 in 1999 (none in 1998). Advertising costs amounted to $4,952 and $16,052 in 1998 and 1999, respectively.

l. Pre-operating expenses

Start-up and organization costs are expensed as incurred.

(In thousands of US dollars)

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

m. Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

n. Recent accounting pronouncements not yet adopted

FASB issued Statement 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," in June 1999. Statement 137 amends Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which was issued in June 1998 and was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Statement 137 defers the effective date of Statement 133 to all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application is permitted. Statement 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Management of the Company does not expect the implementation of Statement 133 will have a material effect on its financial position, results of operations or liquidity.

NOTE 4—TAXES RECEIVABLE

Taxes receivable are principally from ICMS (value added tax) tax credits earned by the Company totaling $6,336 and $15,108 as of December 31, 1998 and 1999, respectively. These amounts will be recovered as credits against the Company's future ICMS tax liability resulting from its sales of mobile telephone services and mobile telephone equipment and accessories.

NOTE 5—TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable consist of the following at December 31, 1998 and 1999:

	1998	1999
Billed amounts	$ —	$ 4,533
Services rendered but not billed	22	4,328
Sales of mobile telephone equipment and accessories	1,298	2,191
Telephone service companies	—	1,029
	1,320	12,081
Less—allowance for doubtful accounts	—	1,586
	$1,320	$10,495

(In thousands of US dollars)

NOTE 5—TRADE ACCOUNTS RECEIVABLE, NET (Continued)

The activity in the allowance for doubtful accounts for the year ended December 31, 1999 follows:

	1999
Allowance for doubtful accounts at beginning of year	$ —
Additions charged to bad debt expense	1,510
Effect of currency translation adjustment	76
Allowance for doubtful accounts at end of year	$1,586

There was no allowance for doubtful accounts established in 1998.

The Company's customers are located in the states of Paraná and Santa Catarina of Brazil. No single customer accounts for more than 10% of trade accounts receivable.

In the normal course of business, the Company maintains accounts receivable from carriers. Although the Company's exposure to credit risk associated with non-payment by these carriers is affected by conditions or occurrences within the industry, most of these receivables are extended to large, well-established companies. The Company does not believe that this concentration of credit risk represents a material risk of loss with respect to its financial position.

NOTE 6—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at December 31, 1998 and 1999:

	1998	1999
Buildings	$ 4,707	$ 3,004
Communication equipment	75,273	125,081
Computer hardware and software	16,433	25,424
Furniture and fixtures	1,641	2,768
Automobiles	204	293
Assets under construction	1,673	41,245
	99,931	197,815
Less—accumulated depreciation	164	10,468
	$99,767	$187,347

Depreciation expense of $165 and $10,238 was recognized in 1998 and 1999, respectively.

NOTE 7—LICENSE ACQUISITION COSTS

License acquisition costs consist of the following as of December 31, 1998 and 1999:

	1998	1999
License costs	$792,532	$535,457
Less—accumulated amortization	—	37,576
	$792,532	$497,881

(In thousands of US dollars)

NOTE 7—LICENSE ACQUISITION COSTS (Continued)

License costs consists of the costs of acquiring the right to operate B Band mobile telephone services in Paraná and Santa Catarina and capitalized interest costs of $46,961. The purchase price of the license was $791,887, with the first installment of $316,755 paid on April 8, 1998, equivalent to 40% of the total value. The remaining 60% is due in three equal annual installments as from April 8, 1999 of $100,922, and bears interest at the IGP-DI (a local inflation index) from the Fundação Getúlio Vargas, plus 1% per month, as from the date the authorization documentation and proposals were submitted on April 7, 1997. The total purchase price of the license has been recorded, with unpaid installment amounts recognized as current and noncurrent liabilities. Amortization expense of $37,014 was recognized in 1999 (none in 1998).

(In thousands of US dollars)

NOTE 8—LONG-TERM DEBT

Long-term debt consist of the following as of December 31, 1998 and 1999:

	1998	1999
Bank credit facility	$ —	$ 40,000
Financing agreement with related party	50,114	231,364
	$50,114	$271,364

There were no current installments on long-term debt due as of December 31, 1998 and 1999.

In September 1999, the Company entered into a US dollar denominated credit facility with the Export-Import Bank of Japan ("EXIMBANK") for up to $220,000 to finance the establishment and operation of B Band mobile telephone services under the license granted by ANATEL referred to as "the Project." The Company receives disbursements under the credit facility for expenditures paid to suppliers for the Project and if EXIMBANK so agrees, expenditures that are scheduled to be paid to its suppliers for the Project during a three-month period after the date of the disbursement request. Borrowings under the credit facility bear interest at the six-month London Interbank Offering Rate ("LIBOR"), plus 0.125%, to be paid semi-annually. Borrowings under the credit facility are guaranteed by Motorola Inc. and DDI Corporation Inc., parent companies of two principal shareholders of the Company. The credit facility will be repaid in ten equal semi-annual installments beginning August 5, 2002, with the final installment due February 5, 2007. The credit facility is subject to various covenants, which the Company is in compliance with as of December 31, 1999.

In May 1999, the Company entered into a US dollar denominated financing agreement with Motorola Credit Corporation, replacing the pre-existing $50,000 bridge loan, for up to $330,000, excluding capitalized interest (Tranche A for up to $220,000 and Tranche B for up to $110,000). The proceeds from Tranche A must be utilized to finance the equipment to be purchased pursuant to an equipment supply contract entered into with Motorola do Brasil Ltda. The proceeds from Tranche B will be utilized for general working capital purposes. Borrowings under the financing agreement bear interest at the six-month LIBOR, plus 4.00%, to be accrued and capitalized annually, maturing on February 5, 2007 ($114 and $11,670 was capitalized as of December 31, 1998 and 1999, respectively). Principal payments for both Tranche A and B commence on February 5, 2002, with six equal annual installments. A commitment fee of 1.25% on the average unused portion of Tranche B is payable quarterly in arrears. In connection with the financing agreement, the Company and its shareholders provided security interests, subject to certain legal limitations and restrictions and the license in: (a) all licenses held to operate B Band mobile telephone services, (b) all assets of the Project, and (c) any and all shareholders' preferred and common stock in the Company. The financing agreement provides mandatory prepayments if: (a) the Company is able to obtain alternative financing, (b) upon a change in control or the lead operator DDI Corporation Inc., and (c) if during the period of five years, commencing from the effective date of the equipment supply contract with Motorola do Brasil Ltda., the Company fails to take delivery of a minimum of 80% of the equipment and services contemplated in the contract or the contract is terminated. Under the financing agreement, the Company is also required to maintain certain financial and operating covenants, is restricted in its use of borrowings, and is limited in its ability to pay dividends and incur additional indebtedness. The Company was in compliance with all covenants of the financing agreement as of December 31, 1999, except for the

(In thousands of US dollars)

NOTE 8—LONG-TERM DEBT (Continued)

covenant requiring minimum quarterly levels of net revenue for each of the quarters in 1999. The Company received waivers of the events of default for each of these instances of noncompliance.

The aggregate annual principal payments for the next five years and thereafter under the Company's long-term debt at December 31, 1999 are summarized as follows:

December 31, 2000	$ —
December 31, 2001	—
December 31, 2002	42,561
December 31, 2003	46,561
December 31, 2004	46,561
December 31, 2005 and thereafter	135,681
	$271,364

NOTE 9—INCOME AND SOCIAL CONTRIBUTION TAXES

There is no current tax expense or benefit attributable to the period from inception on April 8, 1998 to December 31, 1998 and for the year ended December 31, 1999. The following summarizes deferred income and social contribution taxes from inception on April 8, 1998 to December 31, 1998 and for the year ended December 31, 1999:

	1998	1999
Income taxes	$(5,459)	$(57,048)
Social contribution taxes	(1,747)	(18,255)
	(7,206)	(75,303)
Increase in valuation allowance for deferred tax assets	7,206	75,303
	$ —	$ —

Temporary differences and tax losses that give rise to a significant portion of the deferred tax assets and related valuation allowance consist of the following as of December 31, 1998 and 1999:

	1998	1999
Deferred tax assets:		
Pre-operating costs, not currently deductible	$ 7,129	$ 53,974
Currency translation loss	6,223	38,059
Tax losses	—	22,026
Accrued expenses not currently deductible	—	3,245
Provision for doubtful accounts	—	525
Gross deferred tax asset	13,352	117,829
Valuation allowance	(13,352)	(117,829)
Net deferred tax asset	$ —	$ —

(In thousands of US dollars)

NOTE 9—INCOME AND SOCIAL CONTRIBUTION TAXES (Continued)

A valuation allowance was established for the entire deferred tax asset amount as of December 31, 1998 and 1999. In assessing the realizability of deferred tax assets, the Company considered its early stage of operations and lack of earnings in determining the deferred tax asset valuation allowance. At December 31, 1999, the Company had approximately $67,000 of tax losses for income and social contribution tax purposes, which are not subject to expiration, however utilization is limited to 30% of taxable income in any future year.

Income and social contribution taxes differ from the statutory rates (25% for income taxes and 9% for social contribution taxes) due to the valuation allowance for deferred tax assets.

NOTE 10—SHAREHOLDERS' EQUITY

On January 29, 1999, the shareholders converted the Company from Global Telecom Ltda. to a closely held corporation called Global Telecom S.A. The conversion of outstanding preferred and common quotas was based on 40,608.96 quotas equaling one share of applicable preferred or common stock. At conversion on January 29, 1999, preferred quotas totaling 24,365,373,885 were converted into 600,000 shares of preferred stock and common quotas totaling 12,182,686,943 were converted into 300,000 shares of common stock.

Non-cumulative and non-voting preferred stock holders are entitled to receive a minimum dividend distribution equal to $0.006 per share prior to common stock holders participating in dividend distributions. If minimum dividend distributions are not made to preferred stock holders for any three consecutive year period, the preferred stock holders will receive voting rights. Preferred stock holders also have priority over common stock holders in the event of the Company's liquidation. Common stock holders have voting rights.

NOTE 11—RELATED PARTY TRANSACTIONS

The following transactions were undertaken between the Company and related companies under normal market conditions.

The Company entered into a $220,000 equipment supply contract to purchase equipment and services from Motorola do Brasil Ltda. In order to finance this contract and general working capital requirements, the Company entered into a financing agreement with Motorola Credit Corporation for up to $330,000 (Note 8). Interest expense recognized under the financing agreement amounted to $114 and $12,924 in 1998 and 1999, respectively.

The credit facility entered into with EXIMBANK is guaranteed by Motorola Inc. and DDI Corporation Inc., the parent companies of two principal shareholders of the Company (Note 8).

The Company has outstanding trade accounts payable with Motorola do Brasil Ltda. and Motorola Industrial Ltda., of $24,828 and $53,382 at December 31, 1998, respectively, and $27,122 and $42,933 at December 31, 1999, respectively. In addition, the Company has outstanding advances for supply of property, plant and equipment of $2,372 at December 31, 1999 with Motorola do Brasil Ltda. classified as property, plant and equipment in the balance sheet.

(In thousands of US dollars)

NOTE 12—COMMITMENTS AND CONTINGENCIES

a. Capital expenditure commitments

At December 31, 1999, the Company was committed to purchase approximately $29,000 in communication equipment and computer hardware and software, principally from Motorola do Brasil Ltda. (Note 11).

b. Operating lease commitments

The Company leases land, buildings and equipment under non-cancelable operating leases. Future minimum payments under these leases as of December 31, 1999 are as follows:

Year	Amount
2000	$3,516
2001	2,181
2002	1,842
2003	1,316
2004	570
2005 and thereafter	59
	$9,484

Rental expense for operating leases was approximately $656 and $3,237 in 1998 and 1999, respectively.

c. Legal contingencies

The Company is involved in various legal matters and claims which are being defended and handled in the ordinary course of business. In the opinion of management, none of these matters is expected to have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values of the Company's financial instruments at December 31, 1998 and 1999, such as cash and cash equivalents, trade accounts receivable, taxes receivable, other receivables, trade accounts payable, and accrued expenses

(In thousands of US dollars)

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

approximates fair value because of the short maturity of these instruments. The carrying values of long-term debt and license obligation approximates fair value due to their variable rate nature.

NOTE 14—SEGMENT INFORMATION

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998. The Company provides mobile telephone services in Paraná and Santa Catarina, under a license granted by ANATEL. The Company's financial statements include only one business segment—mobile telephone services. The Company's two principal sources of revenue include sales of mobile telephone equipment and accessories and mobile telephone services generated from usage of mobile telephone equipment sold totaling $25,648 and $19,017, respectively, in 1999. The Company was considered a development stage corporation in 1998.

NOTE 15—SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest paid by the Company amounted to $2,125 and $2,023 in 1998 and 1999, respectively. No income and social contribution taxes were paid in 1998 and 1999. The license obligation of $480,474 represents a non-cash financing activity that occurred in 1998 in connection with the acquisition of the license for the rights to operate B Band mobile telephone services.

ABIATAR S.A.

Financial Statements

December 31, 1998 and 1999
(With Report of Independent Accountants Thereon)

ABIATAR S.A.

Index to Financial Statements

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Abiatar S.A.

We have audited the accompanying balance sheets of Abiatar S.A. as of December 31, 1998 and 1999, and the related statements of income, of cash flows and of changes in stockholders' equity for each of the three years in the period ended December 31, 1999, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements audited by us present fairly, in all material respects, the financial position of Abiatar S.A. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

PRICEWATERHOUSECOOPERS

Montevideo, Uruguay
February 29, 2000

ABIATAR S.A.
Balance Sheets
At December 31, 1998 and 1999
(In US Dollars Except Share and Per Share Amounts)

	1998 US $	1999 US $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Notes 2.d and 3)	$10,388,752	$ 2,208,785
Accounts receivable (Notes 2.e, 2.f and 4)	11,133,815	12,291,443
Prepaid expenses (Note 5)	227,175	1,091,704
Other accounts receivable (Note 6)	717,984	1,052,320
Inventories (Notes 2.g and 7)	2,587,418	2,660,036
Total Current Assets	25,055,144	19,304,288
NON CURRENT ASSETS		
Inventories (Notes 2.g and 7)	62,923	226,612
Property, plant and equipment (Notes 2.h and 8)	37,991,640	51,056,185
Intangibles (Note 2.j)	0	35,849
Total Non Current Assets	38,054,563	51,318,646
Total Assets	$63,109,707	$70,622,934

The accompanying notes are integral part of the financial statements.

ABIATAR S.A.

Balance Sheets

At December 31, 1998 and 1999

(In US Dollars Except Share and Per Share Amounts)

	1998 US$	1999 US$
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable—trade (Note 9)	$ 8,843,654	$ 9,123,491
Current financial liabilities (Note 10)	2,520,119	155,705
Other liabilities (Note 11)	4,400,839	3,609,366
Total Current Liabilities	15,764,612	12,888,562
NON CURRENT LIABILITIES		
Customer guaranty deposits	860,367	735,392
Non current financial liabilities (Note 10)	0	10,000,000
Total Non Current Liabilities	860,367	10,735,392
Total Liabilities	16,624,979	23,623,954
Commitments and Contingencies (Notes 19 and 20)		
STOCKHOLDERS' EQUITY (Note 14)		
Common Stock (200,000,000 shares authorized; 120,000,000 shares issued at a stated value of Uruguayan pesos 1 each)	6,697,361	13,546,090
Retained earnings		
Appropriated to restricted reserves	10,773,588	7,225,746
Unnapropriated	29,013,779	26,227,144
Total Stockholders' equity	$46,484,728	$46,998,980
Total Liabilities and Stockholders' Equity	$63,109,707	$70,622,934

The accompanying notes are integral part of the financial statements.

ABIATAR S.A.

Statements of Income

For the Years Ended December 31, 1997, 1998 and 1999

(In US Dollars)

	1997 US $	1998 US $	1999 US $
Services and Equipment—Net Revenues (Note 15)	$ 44,998,326	$ 59,106,955	$ 86,364,593
Cost of Services and Equipment			
Cost of services provided	(11,894,759)	(17,377,954)	(31,319,411)
Cost of equipment sold	(3,596,600)	(4,405,308)	(5,443,492)
GROSS MARGIN	29,506,967	37,323,693	49,601,690
OPERATING EXPENSES			
Sales and Marketing expenses (Note 16)	(5,131,647)	(6,827,329)	(11,124,339)
General and Administrative Expenses (Note 17)	(7,933,692)	(9,348,297)	(10,661,701)
Total Operating Expenses	(13,065,339)	(16,175,626)	(21,786,040)
OPERATING INCOME	16,441,628	21,148,067	27,815,650
Other income and expenses, net (Note 18)	(839,509)	57,190	(641,387)
INCOME BEFORE INCOME TAX.	15,602,119	21,205,257	27,174,263
Provision for income taxes (Notes 2.k and 12)	(4,628,774)	(6,044,846)	(6,660,011)
NET INCOME	$ 10,973,345	$ 15,160,411	$ 20,514,252

The accompanying notes are integral part of the financial statements.

ABIATAR S.A.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 1997, 1998 and 1999

(In US Dollars Except Number of Shares)

	Number of shares	Common stock	Legal reserve	Retained earnings special purpose tax reserve	Unappropriated	Total
Balances at December 31, 1996	40,000,000	$ 6,697,361	$390,279	$ 2,571,098	$ 10,692,234	$ 20,350,972
Appropriations of retained earnings approved by the shareholders on May 23, 1997:						
—To legal reserve			403,208		(403,208)	0
—To special purpose tax reserve				4,482,896	(4,482,896)	0
Net income					10,973,345	10,973,345
Balances at December 31, 1997	40,000,000	6,697,361	793,487	7,053,994	16,779,475	31,324,317
Appropriations of retained earnings approved by the shareholders on July 3, 1998:						
—To legal reserve			176,191		(176,191)	0
—To special purpose tax reserve				2,749,916	(2,749,916)	0
Net income					15,160,411	15,160,411
Balances at December 31, 1998	40,000,000	6,697,361	969,678	9,803,910	29,013,779	46,484,728
Shares issued	80,000,000	6,848,729		(6,848,729)		0
Appropriations of retained earnings approved by the shareholders on July 1, 1999:						
—To special purpose tax reserve				3,300,887	(3,300,887)	0
Dividends declared (US$0.167 per share)					(20,000,000)	(20,000,000)
Net income					20,514,252	20,514,252
Balances at December 31, 1999	120,000,000	$13,546,090	$969,678	$ 6,256,068	$ 26,227,144	$ 46,998,980

The accompanying notes are an integral part of the financial statements.


ABIATAR S.A.

Statements of Cash Flows

For the Years Ended December 31, 1997, 1998 and 1999

(In US Dollars)


	1997	1998	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 10,973,345	$ 15,160,411	$ 20,514,252
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	5,047,979	6,009,860	7,637,870
Allowance for bad debts	1,631,928	1,894,466	1,584,418
Gain on sale of property	(12,613)	0	0
Deferred income tax	705,626	(393,517)	(309,238)
Changes in operating assets and liabilities			
Increase in accounts receivable	(988,037)	(3,870,314)	(5,277,102)
(Increase)/Decrease in other accounts receivable . . .	(1,096,571)	(658,428)	1,645,429
Increase in inventories	(69,874)	(878,787)	(236,307)
Increase in accounts payable	1,982,073	2,234,860	279,837
Increase/(Decrease) in other liabilities	50,920	(16,973)	(791,473)
Increase/(Decrease) in customer guaranty deposits	0	3,627	(124,975)
Increase/(Decrease) in financial liabilities	(960,950)	(25,182)	135,586
Net cash provided by operating activities	17,263,826	19,460,023	25,058,297
CASH FLOWS USED IN INVESTING ACTIVITIES			
Purchases of property and equipment	(10,498,631)	(12,261,387)	(20,738,264)
Proceeds from sale of property	79,905	0	0
Net cash used in investing activities	(10,418,726)	(12,261,387)	(20,738,264)
CASH FLOWS USED IN FINANCIAL ACTIVITIES			
Repayment of short-term notes	(2,500,000)	(2,500,000)	(2,500,000)
Proceeds from issuance of long-term notes	0	0	10,000,000
Dividends paid	0	0	(20,000,000)
Net cash used in financing activities	(2,500,000)	(2,500,000)	(12,500,000)
Net increase/(decrease) of cash and cash equivalents	4,345,100	4,698,636	(8,179,967)
Cash and cash equivalent at beginning of year	1,345,016	5,690,116	10,388,752
Cash and cash equivalents at the end of the year	$ 5,690,116	$ 10,388,752	$ 2,208,785
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	666,726	405,375	186,295
Income taxes	2,180,976	4,327,177	5,809,923
NON CASH TRANSACTIONS			
Purchase of Inventories and Property, plant and equipment through an increase in accounts payable . .	1,066,445	1,568,101	981,671
Increase of current financial liabilities through a decrease in non-current financial liabilities	2,888,749	2,704,376	—


The accompanying notes are integral part of the financial statements.


ABIATAR S.A.
Notes to the Financial Statements
For the Years Ended December 31, 1998 and December 31, 1999
(In US Dollars)

NOTE 1—THE COMPANY AND ITS OPERATIONS

Abiatar S.A. (the Company) is a company incorporated in Uruguay as a public company under Uruguayan legislation. The Company was awarded a contract to lease a mobile cellular land telephone system by International Public Tender number 719 called for by the National Administration of Telecommunications (ANTEL), the government owned telecommunications utility, on March 17, 1989. This adjudication was formalized in a signed contract on December 12, 1990.

ANTEL commissioned the Company for the construction, maintenance and commercial operation of the system of cellular mobile telephony in the south zone of the country.

Originally, the term of the contract was 10 years, starting August 12, 1991 and expiring on August 12, 2001, allowing for two extensions of 5 years each at the sole discretion of Antel. Through an amendment of the contract, signed on April 4, 1995, Antel exercised its right to extend the term for the first additional period of 5 years, moving the expiry date to August 12, 2006 and agreed not to deny the second 5 years extension, unless Abiatar incurs in serious default of its contractual obligations.

The system came into service in November 1991. Presently, the service is provided covering all the authorized area.

Competition in the mobile cellular market started in September 1994 and the competitor, Ancel (the cellular branch of ANTEL), is providing service in all the areas of the country including the authorized area covered by the Company.

During 1995, an amendment to the contract with Antel changed the billing system from mobile party pays to calling party pays. Under this agreement, Antel assumes responsibility for the collection and bad debt losses of all incoming calls from land line network to Abiatar cellular network and Abiatar assumes responsibility for the collection and bad debt losses of all Antel charges to its customers.

During 1996, the Company signed a national roaming agreement with Antel. Through this agreement Abiatar customers can use Antel's facilities in the areas where Abiatar is not providing service.

In November 1998, an amendment to the contract with Antel was made in connection with the introduction of prepaid cellular services.

In September 1999, the Company started to operate as an ISP (Internet Service Provider).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in local currency and in accordance with Uruguayan corporate law and for other statutory purposes in Uruguay. The U.S. dollar has been used as the reporting currency.

ABIATAR S.A.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 1998 and December 31, 1999

(In US Dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b. Foreign currency translation

The books and accounts of the Company are maintained in Uruguayan pesos. The financial statements for Uruguayan corporate law and other statutory purposes are prepared in local currency. Future dividends will be declared in local currency in accordance with Uruguayan corporate law.

The U.S. dollar has been used as the reporting currency as it is the reporting currency of the financial statements of several of its shareholders. The financial statements have been translated into United States dollars in accordance with Statement of Financial Accounting Standards No 52, "Foreign Currency Translations" (SFAS No 52).

Up to December 31, 1998, the Company operated in a highly inflationary economy and, as prescribed by SFAS No. 52, the United States dollar (reporting currency) was used as the functional currency. Under such method non monetary assets and liabilities and related expenses are translated into U.S. dollars at historical exchange rates. All other income statement amounts are translated using average exchange rates for the period. Monetary assets and liabilities are translated at end-of-period exchange rates, and the resulting losses are reported in income as "Translation loss" under "Other income and expenses, net". Common stock, reserves and retained earnings are translated using historical exchange rates.

As from January 1, 1999, management considers that Uruguay's economy is no longer considered hyperinflationary under SFAS No. 52. However, management´s assessment is that the Company continued to comply with certain conditions indicating that the United States dollar is the Company's functional currency. Therefore, the accompanying financial statements were translated following the method described above.

c. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for bad debts, allowance for lower of cost or market, depreciation and amortization, evaluation of the carrying value of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

d. Cash and cash equivalents

The Company considers all highly liquid temporary investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates markets value. Interest income on cash equivalents was US$ 612,390 in 1998 and US$ 203,689 in 1999.

e. Accounts receivable and allowance for bad debts

Accounts receivable correspond to customer trade accounts in the normal course of business.

(In US Dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance for bad debts is recorded against trade accounts receivable based on the risk of uncollectibility as a reduction of the related receivable balance. The allowance for such uncollectible accounts was US$ 2,614,402 at December 31, 1998 and US$ 3,338,561 at December 31, 1999.

f. Other credits

Other credits include credits billed to customers for Antel charges.

g. Inventories

Inventories are stated at the lower of its acquisition cost or market value. Cost is determined on the basis of weighted average method.

h. Property, plant and equipment

These assets are stated at historical acquisition cost. Depreciation is computed using the straight-line method starting in the month following purchase or when the asset is put into service using the following annual rates:

Buildings	2.00%
Improvements to leasehold property—office	20.00%
Improvements to leasehold property—cell sites	10.00%
Cell Site equipment	14.28%
Tools and test equipment	20.00%
Telephones	33.33%
Furniture and fixtures	10.00%
Data processing and office equipment	20.00%
Vehicles	20.00%

i. Valuation of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets that the Company intends to hold for use, if the total expected future cash flow is less than the carrying amount of the assets, an impairment loss is recognized for the difference between the fair value and carrying value of the asset. For assets the Company intends to dispose of, a loss is recognized to reduce the carrying value to the amount of its estimated fair value less selling costs. As of December 31, 1998 and 1999, no impairment losses have been recognized on long-lived assets.

j. Internal use software

Effective January 1, 1999, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This standard requires the capitalization of costs of internal-use software which has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal use software are capitalized only to the extent that they allow the software to

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

perform a task it previously did not perform and if are specified. Unspecified upgrades and enhancements and costs under agreements that combine maintenance and unspecified upgrades and enhancements are expensed over the estimated useful life of the software on a straight-line basis. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 3 years.

k. Income tax

Income tax is recorded following SFAS No 109, "Accounting for Income Taxes", which applies a balance sheet approach to income tax accounting. In accordance with the standard, the balance sheet reflects the anticipated tax impact of future taxable income or deductions implicit in the balance sheet in the form of temporary differences. These temporary differences reflect the difference between the basis in assets and liabilities as measured in the financial statements and as measured by tax law using enacted tax rates.

l. Revenue recognition

Revenues are recognized when services are rendered or as products are delivered to clients. Revenues derived from cellular airtime usage are recognized monthly as services are provided. Revenue associated with the sale of pre-paid calling cards is deferred and recognized as the airtime is utilized.

m. Maintenance and repairs

The cost of maintenance and repairs of plant, including the cost of replacing minor items not resulting in substantial betterments, is charged to operating expense.

n. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs incurred are shown in note 16.

o. Pension information

The Company does not maintain any pension plans. Uruguayan laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plans to which employees may elect to contribute. Employer contributions to such plans are expensed as incurred.

The Company does not sponsor any employee stock ownership plans, or any other kind of stock option plan.

(In US Dollars)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p. Concentration of credit risk and financial instruments

The Company's business activity is basically with customers located in Uruguay, and as such the Company is subject to the risk of the Uruguayan economy. The industry can be affected by changes in the operation and competition.

Financial Instruments which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions located in Uruguay. Accounts receivable consist of amounts receivable form a significant variety of customers acting in different industries within Uruguay. The only customer that represents more than 10% of the balance at any given year-end is Antel. Consequently, the Company has a significant geographic concentration of credit risk in Uruguay.

q. Disclosure about fair value of financial instruments

The carrying amounts reported in the balance sheet are reasonable approximations of their fair values.

r. Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the three years ended December 31, 1999 the Company's comprehensive income represented the Company's net income for the year and the Company had no other elements of comprehensive income.

s. Recently issued accounting standards

SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 requires all derivative instruments to be recognized in the financial statements as either assets or liabilities at their fair values. Changes in fair value of derivative instruments are either recognized in income or outside income as a component of other comprehensive income depending on their designation and effectiveness as fair value hedges, cash flow hedges or foreign currency hedges.

We estimate no significant impact as the result of implementing SFAS No. 133 considering that up to December 31, 1999 the Company did not enter into any derivative contract or hedging activity as defined by SFAS No. 133.

(In US Dollars)

NOTE 3—CASH AND CASH EQUIVALENTS

Composition:

	December 31,	
	1998	**1999**
Cash	$ 89,526	$ 126,126
Bank accounts	1,058,571	832,659
Time deposits at banks	9,240,655	1,250,000
	$10,388,752	$2,208,785

NOTE 4—ACCOUNTS RECEIVABLE

Composition:

	December 31,	
	1998	**1999**
Accounts receivable trade	$10,643,566	$14,772,135
Less: Allowance for bad debts	(2,614,402)	(3,338,561)
Other credits	3,142,020	765,173
Other credits—collections	422,643	264,434
Less: Allowance for bad debts	(460,012)	(171,738)
	$11,133,815	$12,291,443

NOTE 5—PREPAID EXPENSES

Composition:

	December 31,	
	1998	**1999**
Prepaid expenses	$227,775	$1,009,945
Prepaid insurance premiums	0	81,759
	$227,175	$1,091,704

ABIATAR S.A.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 1998 and December 31, 1999

(In US Dollars)

NOTE 6—OTHER ACCOUNTS RECEIVABLE

Composition:

	December 31,	
	1998	1999
Advances to suppliers	$129,593	$ 155,691
Affiliates	9,500	8,500
Deferred tax assets	578,891	888,129
	$717,984	$1,052,320

NOTE 7—INVENTORIES

Composition:

	December 31,	
	1998	1999
CURRENT		
Imports in transit	$ 299,706	$ 13,887
Telephones	1,547,258	1,875,081
Accessories	624,101	568,460
Spare parts	109,479	142,310
Prepaid cards	6,874	60,298
	$2,587,418	$2,660,036

	December 31,	
	1998	1999
NON-CURRENT		
Telephones and accessories	$62,923	$226,612
	$62,923	$226,612

(In US Dollars)

NOTE 8—PROPERTY, PLANT AND EQUIPMENT

Composition:

	December 31, 1998		
	Gross	Depreciation	Net
Land and buildings	$ 1,055,721	$ (41,877)	$ 1,013,844
Improvements to leasehold property—office	649,606	(227,872)	421,734
Improvements to leasehold property—cell sites	2,570,615	(490,006)	2,080,609
Cell Site equipment	40,060,980	(14,130,359)	25,930,621
Tools and test equipment	699,126	(340,712)	358,414
Telephones	458,824	(320,046)	138,778
Furniture and fixtures	878,209	(224,532)	653,677
Data processing and office equipment	1,762,361	(764,794)	997,567
Vehicles	193,024	(65,135)	127,889
Construction in progress	6,268,507		6,268,507
Total	$54,596,973	$(16,605,333)	$37,991,640

	December 31, 1999		
	Gross	Depreciation	Net
Land and Buildings	$ 1,575,128	$ (56,897)	$ 1,518,231
Improvements to leasehold property—office	894,992	(347,442)	547,550
Improvements to leasehold property—cell sites	3,441,723	(786,737)	2,654,986
Cell Site equipment	62,431,700	(20,548,326)	41,883,374
Tools and test equipment	1,046,298	(490,123)	556,175
Telephones	637,100	(426,074)	211,026
Furniture and fixtures	1,100,878	(321,449)	779,429
Data processing and office equipment	2,915,663	(1,160,016)	1,755,647
Vehicles	212,130	(103,714)	108,416
Construction in progress	1,041,351		1,041,351
	$75,296,963	$(24,240,778)	$51,056,185

(In US Dollars)

NOTE 9—ACCOUNTS PAYABLE—TRADE

Composition:

	1998	1999
To suppliers	$3,590,016	$3,629,418
To ANTEL	3,442,404	3,227,162
Provision for expenses	1,811,234	2,266,911
	$8,843,654	$9,123,491

NOTE 10—FINANCIAL LIABILITIES

In November 1996 Abiatar issued debentures for US$7,500,000. The term of the issuance is 3 years with equal annual repayments. The interest rate is Libor plus 2.30%. During 1997, 1998 and 1999 there were payments of US$2,500,000, canceling the balance of this debt.

In October 1999 Abiatar issued further debentures for US$10,000,000. The term of the issuance is 5 years with repayments of 30% at the end of the 3rd year, 30% at the end of the 4th year, and 40% at the end of the 5th year. The interest rate is Libor plus 2.50%.

As of December 31, 1998 and 1999 the breakdown of this caption was as follows:

	1998	1999
CURRENT		
Current portion of long term debt—Notes payable—Debentures	$2,500,000	$ 0
Interest payable on Debentures	20,119	155,705
	$2,520,119	$ 155,705

	1998	1999
NON CURRENT		
Long-term debt—Notes payable—Debentures	$ 0	$10,000,000
	$ 0	$10,000,000

(In US Dollars)

NOTE 11—OTHER LIABILITIES

Composition:

	December 31, 1998	December 31, 1999
Salaries and wages	$ 898,645	$1,044,954
Affiliates (Note 13)	1,782,659	1,718,783
Taxes payable	1,504,192	605,850
Social security taxes	177,006	230,985
Other	38,337	8,794
	$4,400,839	$3,609,366

NOTE 12—TAXES

12.a. Significant components of the deferred tax assets (liabilities) are shown in the following table:

	At December 31, 1998	At December 31, 1999
Allowance for bad debts	$ 1,621,897	$ 2,049,858
Provision for expenses	647,164	668,979
Deferred charges	40,939	22,972
Fixed assets (difference in useful lives)	365,165	772,305
Expenses recorded as assets for tax purposes	(350,518)	(412,432)
Difference in revenue recognition criteria	(1,745,756)	(2,213,553)
Total	$ 578,891	$ 888,129

Management believes it is more likely than not that deferred income tax assets will be realized based on current income tax laws and expectations of future taxable income stemming from the reversal of existing deferred tax liabilities or ordinary operations. Accordingly, no valuation allowance has been established. Uncertainties surrounding income tax law changes and future operation income levels may, however, affect the ultimate realization of all or some of such deferred income tax assets.

(In US Dollars)

NOTE 12—TAXES (Continued)

12.b. Analysis of income tax expense

The components of income tax expense from continuing operations are presented in the following table:

	Years Ended December 31,		
	1997	**1998**	**1999**
Current	$3,923,148	$6,438,363	$6,969,249
Deferred (gain)/loss	705,626	(393,517)	(309,238)
Total income tax expense	$4,628,774	$6,044,846	$6,660,011

At December 31, 1997 current income tax include a one-time gain of US$513,507 resulting from a tax credit recognized after a specific authorization received from the tax authority to modify the criteria for determination of income tax payable.

12.c. The following table shows the main reasons for the difference between the effective income tax rate and the statutory income tax rate:

	Years Ended December 31,		
	1997	**1998**	**1999**
Income Tax at statutory rate (30.0%)	$4,680,636	$ 6,361,577	$ 8,152,279
Deductions for financial reporting not allowed for tax purposes	163,589	275,813	308,000
Fiscal exemptions	(892,674)	(1,355,323)	(1,934,451)
Differences in tax estimates	(3,873)	612,076	291,016
Effect of change in fiscal ruling of Abiatar S.A.	926,616	0	0
Other	(245,520)	150,703	(156,833)
Income Tax at effective rate	$4,628,774	$ 6,044,846	$ 6,660,011

NOTE 13—RELATED PARTY TRANSACTIONS

The Company's shareholders include through direct or indirect ownership Motorola Inc. and Bell South Inc. companies engaged in the telecommunications business, and also two local shareholder groups. The Company has transactions in the normal course of business with Motorola Inc. and Bell South Inc. and its respective subsidiaries and affiliated companies.

Such transactions include inter-affiliates roaming services and the acquisition of telephone and cellular equipment from Motorola Inc.

ABIATAR S.A.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 1998 and December 31, 1999

(In US Dollars)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

Intercompany Balances as of December 31, are as follows:

	Relation	1998	1999
ASSETS			
ACCOUNTS RECEIVABLE			
Roaming Debtors			
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	$ 804,164	$ 632,915
Bellsouth Chile	Common Shareholder	81,281	20,217
		885,445	653,132
OTHER ACCOUNTS RECEIVABLE			
Affiliates			
Bellsouth Inc.	Shareholder	1,000	0
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	8,500	8,500
		9,500	8,500
LIABILITIES			
ACCOUNTS PAYABLE			
Roaming			
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	87,337	85,000
Bellsouth Chile	Common Shareholder	5,385	24,201
		92,722	109,201
Services			
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	52,474	68,796
OTHER LIABILITIES			
Affiliates			
Bellsouth Mobility	Shareholder	32,259	0
Bellsouth International	Shareholder	30,000	100,658
Motorola, Inc.	Shareholder	1,720,400	1,618,125
		$1,782,659	$1,718,783

(In US Dollars)

NOTE 13—RELATED PARTY TRANSACTIONS (Continued)

The following is a summary of the related party transactions ocurred during each of the three years ended December 31, 1999:

	Relation	1997	1998	1999
SERVICES AND EQUIPMENT NET REVENUES				
Roaming				
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	$2,042,791	$2,366,902	$2,473,290
Bellsouth Chile	Common Shareholder	11,866	24,316	27,352
COST OF SERVICES:				
Roaming				
BellSouth Mobility	Shareholder	47,845	84,219	69,775
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	672,656	925,611	795,681
Bellsouth Chile	Common Shareholder	5,385	0	71,019
Services:				
BellSouth International	Shareholder	0	0	137,370
Compañía de Radiocomunicaciones Móviles S.A.	Common Shareholder	109,500	758,172	599,432
IMPORTS:				
Motorola, Inc.	Shareholder			
Cellular Equipment		4,174,465	3,611,008	8,123,013
Telephones and Accessories		$2,092,337	$2,326,357	$3,201,862

NOTE 14—RESTRICTIONS ON DIVIDEND DISTRIBUTION

a. Legal reserve

Under Uruguayan law, 5% of the annual profits reported in statutory financial statements must be allocated to the legal reserve until this equals 20% of the issued capital. The reserve is not available for distribution.

At December 31, 1999 the legal reserve in the statutory financial statements prepared in local currency amounts to Uruguayan pesos 8,000,000 (1998: Uruguayan pesos 8,000,000) and capital issued amounts to Uruguayan pesos 120,000,000 (1998: Uruguayan pesos 40,000,000).

b. Special purpose tax reserve

This reserve was created in accordance with Law No 15,903 Article 447 to secure an income tax benefit related to investment in data processing and communication equipment. The reserve is not available for distribution.

(In US Dollars)

NOTE 14—RESTRICTIONS ON DIVIDEND DISTRIBUTION (Continued)

At December 31, 1999 the special purpose tax reserve in the statutory financial statements prepared in local currency amounts to Uruguayan pesos 45,716,268 (Uruguayan pesos 88,181,890 in 1998).

The company computed an amount of Uruguayan pesos 180,979,276 of investments made during the year 1999 (Uruguayan pesos 93,835,946 during 1998) in data processing and communication equipment that qualifies for the benefit of reducing income tax payable. Shareholders, when considering the statutory financial statements in local currency as of and for the year ended December 31, 1999 should transfer retained earnings for approximately Uruguayan pesos 72,391,710 (Uruguayan pesos 37,534,378 for 1998) in order to use the benefit.

c. Dividend payments

Law No 16,060 stipulates that dividend payments are limited to the profits reported in the statutory financial statements expressed in Uruguayan pesos. As of December 31, 1999, the retained earnings available for dividend distribution were Uruguayan pesos 255,277,616.

NOTE 15—SERVICES AND EQUIPMENT NET REVENUES

Composition:

	1997	1998	1999
Cellular phones services	$39,037,008	$50,011,379	$75,904,810
Roaming services revenue	3,478,684	4,543,883	4,737,174
Sales of equipment	2,482,634	4,551,693	5,633,617
Internet access services	0	0	88,992
	$44,998,326	$59,106,955	$86,364,593

NOTE 16—SALES AND MARKETING EXPENSES

Composition:

	1997	1998	1999
Salaries and wages	$ (727,974)	$ (801,199)	$ (851,604)
Commission expenses	(2,072,066)	(3,543,331)	(7,465,749)
Advertising and promotion	(2,331,607)	(2,482,799)	(2,806,986)
	$(5,131,647)	$(6,827,329)	$(11,124,339)

(In US Dollars)

NOTE 17—GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	1997	1998	1999
Salaries and wages	$(1,374,590)	$(1,733,897)	$ (2,349,272)
Performance bond	(11,308)	(11,308)	(11,308)
Professional services	(151,680)	(215,116)	(238,237)
Building and office expenses	(315,825)	(561,456)	(896,377)
Other general and administrative	(2,849,294)	(3,621,350)	(3,634,517)
Billing and collection	(2,638,543)	(2,891,414)	(2,794,746)
Depreciation	(592,452)	(313,756)	(737,244)
	$(7,933,692)	$(9,348,297)	$(10,661,701)

NOTE 18—OTHER INCOME AND EXPENSES, NET

Composition:

	1997	1998	1999
Interest expense	$(659,344)	$(382,521)	$(532,020)
Interest income	223,661	612,390	203,689
Translation loss	(570,966)	(419,175)	(490,196)
Other income	173,816	248,084	178,092
Other expenses	(6,676)	(1,588)	(952)
	$(839,509)	$ 57,190	$(641,387)

NOTE 19—COMMITMENTS AND CONTINGENCIES

a. Leases

The Company has entered into operating leases as a lessor of facilities used in operations including office space and cell site space. The following table summarizes the approximate future minimum rentals under non-cancelable operating leases in effect at December 31, 1999:

Year	US $
2000	651,449
2001	500,260
2002	369,930
2003	246,380
2004	181,780
Thereafter	390,180
Total minimum leases payments	2,339,979

ABIATAR S.A.

Notes to the Financial Statements (Continued)

For the Years Ended December 31, 1998 and December 31, 1999

(In US Dollars)

NOTE 19—COMMITMENTS AND CONTINGENCIES (Continued)

Lease expense amounted to US$1,107,062 for the year ended December 31, 1999 (US$736,119 for 1998).

b. Construction and purchase commitments

There are no construction or purchase commitments as of December 31, 1998. During 1999, the Company signed a contract with Motorola Inc. for the purchase of digital network equipment for a net amount of US$12,444,740.

c. Legal actions

The Company is subject to legal proceedings arising in the ordinary course of business. Although the final outcome of these actions cannot be predicted, no provision has been recognized in the financial statements as the company believes that any financial impact would not be material.

NOTE 20—GUARANTEES

In order to guarantee the agreement with ANTEL, the Company is obliged to provide a performance bond in favor of ANTEL for an amount of US$1,750,000.

The Company contracted with the NationsBank N.A. South a Letter of Credit in favor of ANTEL for that amount.

NOTE 21—SEGMENT INFORMATION

The Company provides different type of services: cellular and Internet services that may be grouped in two operating segments. However, cellular is the only reportable segment exceeding the quantitative reporting thresholds established by SFAS No. 131 ("Disclosures about segments of an entreprise and related information"). Accordingly no segment information is provided in these financial statements. The Company started providing Internet access services by the end of 1999.

PELEPHONE COMMUNICATIONS LTD.

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

PELEPHONE COMMUNICATIONS LTD.

Financial Statements as at December 31, 1999

Contents

AUDITORS' REPORT TO THE SHAREHOLDERS OF PELEPHONE COMMUNICATIONS LTD.

We have audited the accompanying balance sheets of Pelephone Communications Ltd. (the Company) as at December 31, 1998 and 1999, and the related statements of income, shareholders' equity, and cash flows of the Company, for each of the three years, the last of which ended December 31, 1999 as well as the consolidated statements of income, shareholders' equity and cash flows for each of the two years, the last of which ended December 31, 1998. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) 1973. Such auditing standards are substantially identical to generally accepted auditing standards in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1999 and the results of operations, the changes in the shareholders' equity and the cash flows of the Company for each of the three years, the last of which ended December 31, 1999, as well as the consolidated results of operations, changes in shareholders' equity and cash flows for each of the two years, the last of which ended December 31, 1998, in conformity with generally accepted accounting principles in Israel (Israeli GAAP). As applied to these financial statements, Israeli GAAP are identical with US GAAP in all material respects except as otherwise described in Note 26 to the financial statements.

As explained in Note 2D, the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Somekh Chaikin
Certified Public Accountants (Isr.)
(A member firm of KPMG International)

Tel-Aviv, Israel
March 14, 2000 except as to
Note 23 which is as of
May 17, 2000

PELEPHONE COMMUNICATIONS LTD.

Balance Sheets as at December 31

(In terms of NIS of December 1999)

			Company	Convenience Translation (Note 2F)
	Note	**1998**	**1999**	**1999**
		NIS (000s)	**NIS (000s)**	**(Unaudited) US $ (000s)**
Assets	24			
Current assets				
Cash and cash equivalents	3	40,202	4,832	1,163
Trade receivables, net	2H,4	398,902	471,360	113,499
Interested party	22	100,292	95,305	22,948
Other receivables	5	60,025	153,173	36,883
Inventory	2I	97,558	206,079	49,623
Total current assets		696,979	930,749	224,116
Long-term trade receivables, net	6	18,015	11,352	2,733
Severance pay fundings, net	14	—	3,482	838
Property and equipment, net	2J,7	2,355,686	2,512,688	605,029
Other assets, net	2K,8	—	459,494	110,641
Total assets		3,070,680	3,917,765	943,357

PELEPHONE COMMUNICATIONS LTD.

Balance Sheets as at December 31

(In terms of NIS of December 1999)

		Company		Convenience Translation (Note 2F)
	Note	**1998**	**1999**	**1999**
		NIS (000s)	**NIS (000s)**	**(Unaudited) US $ (000s)**
Liabilities and shareholders' equity	24			
Current liabilities				
Short-term bank credit	9	94,834	678,077	163,274
Trade payables	10	50,912	144,667	34,834
Taxes and other statutory payments	16A(1)	109,137	102,043	24,571
Liabilities to interested and related parties	11, 22	199,456	142,696	34,360
Other payables	12	133,162	118,730	28,589
		587,501	1,186,213	285,628
Provision for losses of an investee company	2L	—	3,978	958
Long-term liabilities				
Long-term bank credit	13	564,401	735,390	177,074
Liability in respect of employee severance benefits, net	14	607	—	—
Deferred taxes	2M; 15B	4,188	38,726	9,325
		569,196	774,116	186,399
Contingent liabilities, commitments and liens	16			
Total liabilities		1,156,697	1,964,307	472,985
Shareholders' equity		1,913,983	1,953,458	470,372
Total liabilities and shareholders' equity		3,070,680	3,917,765	943,357

The notes are an integral part of the financial statements.

PELEPHONE COMMUNICATIONS LTD.

Statements of Income for the Year Ended December 31

(In terms of NIS of December 1999)

	Note	*Consolidated		Company			Company Convenience Translation (Note 2F)
		1997	1998	1997	1998	1999	1999
		NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Income from cellular phone services, sales and other services	2N	2,637,089	3,011,278	2,637,089	3,011,278	2,975,126	716,380
Cost of cellular phone services, sales and other services	17	1,882,373	2,176,838	1,882,373	2,176,838	2,367,043	569,960
Gross profit		754,716	834,440	754,716	834,440	608,083	146,420
Selling and marketing expenses	18	198,379	230,465	198,249	229,918	280,398	67,517
General and administrative expenses	19	138,929	161,577	138,454	160,951	183,677	44,228
		337,308	392,042	336,703	390,869	464,075	111,745
Operating profit		417,408	442,398	418,013	443,571	144,008	34,675
Financing expenses, net	20	35,168	29,541	35,171	29,586	65,745	15,830
Other expenses (income)		593	5,156	593	5,156	(521)	(125)
Profit before income tax		381,647	407,701	382,249	408,829	78,784	18,970
Income tax	15	142,863	157,816	142,863	157,816	35,331	8,507
Profit before Company's equity in losses of investee companies ...		238,784	249,885	239,386	251,013	43,453	10,463
Company's equity in losses of investee companies		—	—	602	1,128	3,978	958
Net earnings		238,784	249,885	238,784	249,885	39,475	9,505
		NIS	NIS	NIS	NIS	NIS	NIS
Basic and diluted earnings per NIS 1 par value of share capital (302,460,000 ordinary shares)	2O;21	0.789	0.826	0.789	0.826	0.131	0.031

* See Note 1B.

The notes are an integral part of the financial statements.

PELEPHONE COMMUNICATIONS LTD.

Statement of Shareholders' Equity

(In terms of NIS of December 1999)

	Share capital	Share premium	Retained earnings	Total
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)
Balance at January 1, 1997	484,130	129,544	808,848	1,422,522
Changes during 1997:				
Net earnings			238,784	238,784
Inflationary erosion of dividend declared in prior year			2,792	2,792
Balance at December 31, 1997	484,130	129,544	1,050,424	1,664,098
Changes during 1998:				
Net earnings			249,885	249,885
Balance at December 31, 1998	484,130	129,544	1,300,309	1,913,983
Changes during 1999:				
Net earnings			39,475	39,475
Balance at December 31, 1999	484,130	129,544	1,339,784	1,953,458

	Convenience Translation (Note 2F)			
	Share capital	Share premium	Retained earnings	Total
	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)
Balance at January 1, 1999	116,574	31,193	313,100	460,867
Changes during 1999:				
Net earnings			9,505	9,505
Balance at December 31, 1999	116,574	31,193	322,605	470,372

The notes are an integral part of the financial statements.

PELEPHONE COMMUNICATIONS LTD.

Statements of Cash Flows for the Year Ended December 31

(In terms of NIS of December 1999)

	*Consolidated		Company			Company Convenience Translation (Note 2F)
	1997	1998	1997	1998	1999	1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Cash flows generated by operating activities:						
Net earnings	238,784	249,885	238,784	249,885	39,475	9,505
Adjustments to reconcile net income to net cash flows generated by operating activities (A)	427,725	648,812	427,863	649,936	568,178	136,811
Net cash inflow generated by operating activities	666,509	898,697	666,647	899,821	607,653	146,316
Cash flows generated by investing activities:						
Purchase of property and equipment	(687,774)	(1,059,166)	(687,034)	(1,058,869)	(844,403)	(203,323)
Proceeds from sale of property and equipment	5,507	1,931	5,507	1,931	5,006	1,205
Purchase of a jointly controlled company	—	—	(81)	—	—	—
Loan to a jointly controlled company	—	(1,314)	(1,875)	(3,979)	—	—
Sale of investment in a jointly controlled company(C)	—	(122)	—	80	—	—
Capitalized software development costs	(723)	(1,397)	—	—	—	—
Investment in other assets	—	—	—	—	(560,331)	(134,922)
Net cash outflow used for investing activities	(682,990)	(1,060,068)	(683,483)	(1,060,837)	(1,399,728)	(337,040)
Cash flows generated by financing activities:						
Dividend paid	(91,740)	—	(91,740)	—	—	—
Receipt of long-term loans and other liabilities	255,250	229,096	255,250	229,096	316,257	76,151
Repayment of long-term loans and other liabilities	(74,526)	(141,551)	(74,526)	(141,551)	(101,564)	(24,456)
Short-term bank credit, net	—	—	—	—	542,012	130,512
Net cash inflow generated by financing activities	88,984	87,545	88,984	87,545	756,705	182,207
Increase (decrease) in cash and cash equivalents	72,503	(73,826)	72,148	(73,471)	(35,370)	(8,517)
Cash and cash equivalents at beginning of year	41,525	114,028	41,525	113,673	40,202	9,680
Cash and cash equivalents at end of year	114,028	40,202	113,673	40,202	4,832	1,163

*   See Note 1B.

The notes are an integral part of the financial statements.

PELEPHONE COMMUNICATIONS LTD.

Statements of Cash Flows for the Year Ended December 31 (Continued)

(In terms of NIS of December 1999)

	*Consolidated		Company			Company Convenience Translation (Note 2F)
	1997	1998	1997	1998	1999	1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
A. Adjustments to reconcile net income to net cash flows generated by operating activities						
Income and expenses not involving cash flows:						
Depreciation and amortization	619,478	694,618	619,465	694,581	854,723	205,809
Deferred taxes, net	(27,670)	(20,192)	(27,670)	(20,192)	25,820	6,217
(Decrease) increase in excess of liability for severance benefits over related fundings	670	(806)	670	(806)	(4,089)	(985)
Capital losses	593	706	593	706	304	73
Erosion of long-term loans	6,999	22,685	6,999	22,685	(2,473)	(595)
Company's equity in losses of investee companies	—	—	602	1,128	3,978	958
Inflationary erosion of loan to a jointly controlled company . .	—	(312)	(13)	(312)	—	—
Gain on sale of investment in a jointly controlled company . .	—	(1,731)	—	(1,731)	—	—
Allowance for a capital loss in respect of a loan write-off . . .	—	6,181	—	6,181	—	—
	600,070	701,149	600,646	702,240	878,263	211,477
Changes in assets and liability items:						
Increase in trade receivables	(82,249)	(71,515)	(82,249)	(71,515)	(65,795)	(15,843)
Decrease (increase) in other receivables including interested party	(21,925)	11,284	(22,027)	11,620	(79,443)	(19,129)
Decrease (increase) in inventory	10,677	(121,340)	10,677	(121,340)	(166,055)	(39,984)
Increase (decrease) in trade payables including interested and related parties	(99,825)	84,533	(99,943)	84,359	22,734	5,473
Increase (decrease) in other payables	20,977	44,701	20,759	44,572	(21,526)	(5,183)
	(172,345)	(52,337)	(172,783)	(52,304)	(310,085)	(74,666)
	427,725	648,812	427,863	649,936	568,178	136,811

---

* See Note 1B.

The notes are an integral part of the financial statements.

PELEPHONE COMMUNICATIONS LTD.

Statements of Cash Flows for the Year Ended December 31 (Continued)

(In terms of NIS of December 1999)

	*Consolidated		Company			Company Convenience Translation (Note 2F)
	1997	1998	1997	1998	1999	1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
B. Non-cash transactions						
Purchase of property and equipment on suppliers credit	116,095	100,807	116,095	100,807	115,068	27,707
C. Withdrawal from consolidation—proceeds from sale of investment in a proportionately consolidated company						
Working capital (excluding cash)		(411)				
Property and equipment		873				
Capitalized software development costs		2,233				
Short-term loan to company that withdrew from the consolidation		(4,548)				
Capital gain from sale of the investment		1,731				
		(122)				

---

*   See Note 1B.

The notes are an integral part of the financial statements.

PELEPHONE COMMUNICATIONS LTD.

Notes to the Financial Statements

(In terms of NIS of December 1999)

NOTE 1—GENERAL

A.   Pelephone Communications Ltd. (hereinafter—"the Company") is owned by Motorola Israel Ltd. (hereinafter—"Motorola") and Bezeq—The Israel Telecommunication Corp. Ltd. (hereinafter—"Bezeq"), each having a 50% interest in the Company.

The Company operates mobile cellular telephone services, markets cellular telephone equipment, and installs, operates and maintains equipment and systems in the cellular communications field.

The Company operates under an operating license for mobile radio—telephone services (hereinafter—"the MRTS license"). The license in its updated form was received on February 7, 1996 and is valid for 10 years commencing January 1, 1994, with an option for extension for an additional period of 6 years ("the additional period") and for renewal of the license for one or more additional periods of 6 years each, over and above the period of the license or the additional period.

B.   In 1997, the Company invested in T.C.S.—Telcom Solutions Ltd. (hereinafter "T.C.S"), a jointly controlled company. The Company held 50% of the equity and control therein. T.C.S. engages in the development, marketing and selling of management computer program systems. The Company sold its investment in T.C.S. during 1998.

C.   In the current year the Company entered into an agreement providing for the establishment of a company called Safe Com—Car Communication Ltd. (hereinafter—"Safe Car"). Safe Car purchased assets and rights from a court appointed trustee under a rehabilitation program of Mobitel Ltd., at a price of NIS 8.5 million.

Safe Car's main activity is the tracing and locating of missing vehicles.

The Company holds 51% of the shares of Safe Car. The financial statements of Safe Car were not consolidated since the Company has neither control nor joint control thereof. According to the agreement for the establishment of Safe Car, important decisions have to be approved by a 75% majority. The Company treated this investment in its financial statements according to the equity method (see Note 2 L).

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES

A.   Definitions

1. *Proportionally consolidated companies*—companies whose financial statements are directly consolidated with those of the Company by the proportionate consolidation method.

2. *Affiliated companies*—investees, other than proportionately consolidated companies, the investment in which is included directly in the Company's financial statement by the equity method.

3. *Investee companies*—Proportionately consolidated companies and affiliated companies.

4. *Interested parties*—as defined in Paragraph (1) of the definition of an interested party in a company in Section 1 of the Securities Law.

5. *Related parties*—as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (hereinafter—"ICPAI").

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES (Continued)

As applicable to the Company, related parties and interested parties, as described above, would also be considered related parties under United States generally accepted accounting principles ("U.S. GAAP").

6. *CPI*—the Consumer Price Index as published by the Central Bureau of Statistics in Israel.

7. *Dollar*—the U.S. dollar

8. *NIS*—New Israeli Shekel

B.   Israeli generally accepted accounting principles

The financial statements presented herein have been prepared in conformity with Israeli GAAP which, as applied to the Company, are substantially identical in all material respects to U.S. GAAP, except as described in Note 26.

C.   Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

D.   Financial statements in inflation adjusted values

1. Since 1994, the Company prepares its financial statements on the basis of historical cost adjusted for changes in the general purchasing power of the NIS. The financial statements in nominal historical values were adjusted to NIS of a constant purchasing power in accordance with Opinions 36 and 50 of the ICPAI. Financial statement data of the Company in nominal historical values is presented in Note 25.

2. The principal financial statements of the Company for all years through 1993 were prepared in dollars, since during those years the Company was a wholly-owned subsidiary of Motorola Israel Ltd., a company wholly-owned by foreign investors, and its operations were mainly in dollars, because of the financing it received was denominated in dollars and because most of its operations were either denominated in dollars or linked thereto.

   The financial statements as at December 31, 1993 were translated into NIS of December 1993 in accordance with Paragraph 29 of Opinion 36 of the ICPAI, at the representative exchange rate of the dollar as at December 31, 1993 ($1=NIS 2.986). Since such date, they have been adjusted as described in 2D(1) above.

3. The adjusted values of non-monetary items do not necessarily represent their market value or their value to the Company, but rather their adjusted cost, computed as stated in Paragraphs (1) and (2) above.

4. In the inflation-adjusted financial statements the term "cost" means "adjusted cost."

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES (Continued)

5. All comparative figures for previous years (including monetary items) have also been adjusted and are stated in terms of NIS of the end of the current reporting period.

E. Principles of adjustment

1. Balance sheet

   Since 1994, non-monetary items (mainly property and equipment and inventory) have been adjusted based on the changes in the CPI from the index published in respect of the month of the transaction until the index published in respect of the month of balance sheet date (regarding the period up to December 31, 1993—see D(2) above). Monetary items are stated in the adjusted balance sheet at the same value by which they are stated in the nominal historical balance sheet.

   The net asset value of the investments in investee companies is determined on the basis of the inflation adjusted financial statements of such investees.

2. Statement of income

   Statement of income items have been adjusted in respect of the changes in the CPI as follows:

   a) Income and expenses arising from non-monetary items (e.g., depreciation and amortization, changes in inventory, prepaid expenses and deferred income etc.) or from provisions included in the balance sheet (such as provisions for vacation pay and employee vacation expense allowance, etc.) have been adjusted on the basis of specific indices, parallel with the adjustment of the related balance sheet item.

   b) Other statement of income items (such as sales, purchases, etc.), except for financing income and expense, have been adjusted on the basis of changes in the CPI from the date of the transaction until balance sheet date.

   c) Transactions involving credit in unlinked Israeli currency which does not bear interest at going market rates, have been adjusted on the basis of indices relating to the cash flow related thereto, if the rate of inflation in the credit period of the transaction exceeds 8%.

   d) The Company's equity in the operating results of the investee companies, is determined on the basis of the inflation adjusted audited financial statements of such investees.

   e) The financing item reflects financing income and expenses in real values (net of inflation), inflationary erosion, over the year, of monetary items and gains and losses from sale and valuation of marketable securities as well as from derivative financial instruments.

   f) Income taxes:

      Current income taxes include payments on account during the year plus amounts payable (or less amounts refundable) at year end. The payments on account have been adjusted based on the change in the CPI since the date of each payment, while the year-end balance payable or refundable is stated without adjustment. Therefore, current tax expense also includes the

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES (Continued)

erosion of the value of the advance tax payments from the date of payment until balance sheet date.

Regarding deferred taxes—See Note 2M.

3. Statement of shareholders' equity

A dividend that was declared and paid during the year is adjusted on the basis of the index of the date of payment.

The erosion in the amount of dividend declared in one accounting period but paid in a subsequent period, is set-off against the amount of dividend declared in such subsequent period.

4. Statement of cash flows

The financial statements include a statement of cash flows. This statement provides information on cash receipts and payments, during the year, relating to operating, investing, and financing activities, and is stated in terms of NIS of the end of the current period.

F. Presentation in dollars for the convenience of the reader

For the convenience of the reader (not for US GAAP purposes), the adjusted NIS figures of the Company's statements as at December 31, 1999 and for the year then ended have been presented in U.S. dollars, using the representative exchange rate of December 31, 1999 (U.S.$ 1 = NIS 4-153). The dollar amounts presented in the financial statements should not be construed as representing amounts receivable, payable or convertible into dollars, unless otherwise indicated.

G. Principles of consolidation

1. A jointly controlled company is consolidated in the financial statements by the proportionate consolidation method (see Note 1B).

2. The consolidated financial statements include the proportionate part of the items of expenses and income of the proportionately consolidated companies based on the percentage of holding therein.

H. Allowance for doubtful debts

The financial statements include specific allowances for doubtful debts that reflect adequately, in Management's opinion, the loss that may result from trade receivables the collection of which is in doubt. In determining the adequacy of the allowances, Management based its judgment, inter alia, on its assessment of risks, based on information available pertaining to the financial position of the debtors, the volume of activity with them, an assessment of the value of collateral received from them and legal counsels' estimates. Doubtful debts which, in the opinion of Management and the Company's legal counsel, are no longer collectible, are written off on the basis of a Management resolution.

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES (Continued)

I. Inventory

Inventory of subscriber equipment is stated at the lower of cost or value to the business. Cost is determined by the "first-in, first-out" method.

Part of the Company's current operations is to upgrade its customers' cellular telephone equipment and as a result inventory also includes cellular telephone equipment that was returned by customers.

The inventory of the Company includes spare parts it uses to repair cellular telephone equipment of customers, in the framework of the insurance the Company provides its customers.

J. Property and equipment

1. Property and equipment are stated at cost less accumulated depreciation.

2. Improvements and enhancements are added to the cost of related assets, whereas maintenance and repairs are charged to expense as incurred.

3. Depreciation is computed on cost using the straight-line method, over the useful lives of the assets as estimated by the Company.

Annual depreciation rates are as follows:

	%
Infrastructure equipment at sites	10-20
Subscriber equipment	33-66
Motor vehicles	15
Electronic equipment, computers and communication systems	14-33
Office furniture and equipment	14

Leasehold improvements are amortized over the term of the lease.

K. Other assets

Beginning in 1999, the Company capitalized its net direct costs, which it paid to a third party (subscriber acquisition costs) in respect of sales to subscribers, who undertook to continue being customers of the Company. Any breach of the undertaking, subjects the subscriber to the payment of a penalty and also the capitalized asset is immediately written off to expense. These costs are amortized over the period of the undertaking of up to 36 months.

L. Provision for losses of an investee company

The financial statements include a provision in respect of the Company's equity in the losses accumulated by Safe Car as reflected by the financial statements of Safe Car, according to the equity method (see Note 1C).

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES (Continued)

M. Deferred taxes

Deferred taxes are created in respect of timing differences between amounts included in the adjusted financial statements and amounts taken into consideration for tax purposes. The major items for which deferred taxes have been created are as follows:

- Differences between the balance of depreciable assets, as stated in the adjusted financial statements (excluding private cars), and amounts deductible in the future for tax purposes in respect of such assets.

- Temporary differences relating to the recognition of expenses and income (mainly provisions for employee benefits and doubtful debts) for financial reporting and tax purposes;

- Differences in the carrying value of assets for financial reporting and tax purposes (mainly inventory).

The amount deferred annually is computed based on the liability method, at tax rates which will be in effect when the deferred taxes are utilized, or the tax benefit realized, as such are known proximate to the date the financial statements are approved by the Company's Board of Directors.

Accounting for deferred taxes under Israeli GAAP is similar to that required under U.S. GAAP based on the provisions of Statement No. 109 of the Financial Accounting Standards Board ("FASB")—"Accounting for Income Taxes."

N. Income recognition

1. Income from mobile radio-telephone services is recognized proportionately over the period of contract or of the rendering of the service.

2. Income arising from sales of subscriber equipment is recognized upon delivery to the customer.

3. The income from the installment sale of subscriber equipment, is recognized, upon delivery to the subscriber, on the basis of the present value of the payments receivable. The financing income is recognized according to the payment period.

O. Earnings per share

Earnings per share are computed in accordance with Opinion No. 55 of the ICPAI.

P. Rates of exchange and linkage

Assets and liabilities in, or linked to, foreign currency are stated on the basis of the representative exchange rate as at balance sheet date as published by Bank of Israel.

Balances linked to the CPI are stated per the contractual linkage terms of each item.

NOTE 2—REPORTING PRINCIPLES AND ACCOUNTING POLICIES (Continued)

Details of the CPI and the representative exchange rate are as follows:

	December 31			Increase (decrease) during the year ended December 31		
	1997	**1998**	**1999**	**1997**	**1998**	**1999**
				%	**%**	**%**
CPI (1998 average basis) in respect of December—						
in points	153.1	166.3	168.5	6.99	8.62	1.34
Exchange rate of the U.S. dollar (NIS).	3.536	4.16	4.153	8.77	17.65	(0.17)

Q. Derivative financial instruments

1. The gains and losses on derivative financial instruments held as hedging instruments for existing assets and liabilities are recognized concurrently with the gains and losses on the hedged assets and liabilities.

2. The gains and losses on derivative financial instruments held as hedging instruments for firm commitments are deferred, and are recognized in the same period in which the gains and losses from the hedged transactions are recognized.

NOTE 3—CASH AND CASH EQUIVALENTS

	Company		Convenience Translation
	December 31 1998	**December 31 1999**	**December 31 1999**
	NIS (000s)	**NIS (000s)**	**(Unaudited) US $ (000s)**
Cash at banks	7,049	4,832	1,163
NIS deposits (CPI-linked)*	8,006	—	—
NIS deposits (U.S. dollar-linked)	25,147	—	—
	40,202	4,832	1,163

---

*   Linked to the CPI or bearing interest at a rate approximating the increase in the CPI.

Deposits with banks, with an original maturity not exceeding three months are considered to be cash equivalents.

NOTE 4—TRADE RECEIVABLES, NET

	Company		Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
On open accounts	432,075	496,123	119,461
Post-dated checks, notes receivables and credit cards*	6,775	10,932	2,632
	438,850	507,055	122,093
Less—			
Deferred interest income**	—	167	40
Allowance for doubtful debts***	60,588	84,107	20,251
	378,262	422,781	101,802
Current maturities of long-term trade receivables	20,640	48,579	11,697
	398,902	471,360	113,499

   * Including balances of related parties in the amount of: 1,617   1,563   376

  ** Deferred interest income is the difference between the original amount receivable and its present value on the date the income is recognized. The present value is calculated on the basis of an effective interest rate of 12% p.a.

*** See Note 2 H.

NOTE 5—OTHER RECEIVABLES

	Company		Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Government agencies re tax refunds	4,776	72,772	17,523
Deferred tax asset, net	27,453	36,171	8,710
Prepaid expenses	27,144	26,459	6,371
Communications suppliers and sundry	652	17,771	4,279
	60,025	153,173	36,883

NOTE 6—LONG-TERM TRADE RECEIVABLES, NET

A. Composition:

	Company		Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Long-term trade receivables	43,578	70,089	16,877
Less deferred interest income*	4,595	8,202	1,975
	38,983	61,887	14,902
Allowance for doubtful accounts	328	1,956	472
	38,655	59,931	14,430
Less current maturities	20,640	48,579	11,697
	18,015	11,352	2,733

---

* Deferred interest income is the difference between the original amount receivable and its present value on the date the income is recognized. The present value is calculated on the basis of an effective interest rate of 12% p.a.

B. Repayment schedule

	December 31 1999	Convenience Translation December 31 1999
	NIS (000s)	(Unaudited) US $ (000s)
2001	9,943	2,394
2002	1,409	339
	11,352	2,733

PELEPHONE COMMUNICATIONS LTD.
Notes to the Financial Statements (Continued)
(In terms of NIS of December 1999)

NOTE 7—PROPERTY AND EQUIPMENT, NET

	Company				
	Leasehold improvements	Furniture and equipment including computer equipment	Motor vehicles	Infrastructure (a) (b) and subscriber equipment	Total
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)
Cost					
Balance at beginning of year	55,171	221,694	33,515	4,045,802	4,356,182
Additions	21,667	105,172	8,525	847,890	983,254
Disposals	(52)	(1,764)	(2,373)	(99,356)	(103,545)
Balance at end of year	76,786	325,102	39,667	4,794,336	5,235,891
Accumulated depreciation					
Balance at beginning of year	20,208	88,482	10,208	1,881,598	2,000,496
Depreciation for the year	6,341	54,413	5,567	687,565	753,886
Accumulated depreciation in respect of disposals	(36)	(1,647)	(1,231)	(28,265)	(31,179)
Balance at end of year	26,513	141,248	14,544	2,540,898	2,723,203
Net book value as at December 31, 1999	50,273	183,854	25,123	2,253,438	2,512,688
Net book value as at December 31, 1998	34,963	133,212	23,307	2,164,204	2,355,686

(a) See Note 16D regarding liens on assets.

(b) The CDMA equipment was put into partial operation at the beginning of December 1998. Until full operation of the system beginning in August 1999 the equipment was depreciated at half of the regular rate of depreciation.

NOTE 7—PROPERTY AND EQUIPMENT, NET (Continued)

Convenience translation

	Company				
	Leasehold improvements	**Furniture and equipment including computer equipment**	**Motor vehicles**	**Infrastructure (a) (b) and subscriber equipment**	**Total**
	(Unaudited) US $ (000s)	**(Unaudited) US $ (000s)**	**(Unaudited) US $ (000s)**	**(Unaudited) US $ (000s)**	**(Unaudited) US $ (000s)**
Cost					
Balance at beginning of year	13,284	53,382	8,070	974,188	1,048,924
Additions	5,217	25,324	2,053	204,163	236,757
Disposals	(13)	(425)	(571)	(23,924)	(24,933)
Balance at end of year	18,488	78,281	9,552	1,154,427	1,260,748
Accumulated depreciation					
Balance at beginning of year	4,866	21,306	2,458	453,069	481,699
Depreciation for the year	1,527	13,102	1,340	165,559	181,528
Accumulated depreciation in respect of disposals . . .	(9)	(397)	(296)	(6,806)	(7,508)
Balance at end of year	6,384	34,011	3,502	611,822	655,719
Net book value as at December 31 1999	12,104	44,270	6,050	542,605	605,029

(a) See Note 16D regarding liens on assets.

(b) The CDMA equipment was put into partial operation at the beginning of December 1998. Until full operation of the system beginning in August 1999 the equipment was depreciated at half of the regular rate of depreciation.

NOTE 8—OTHER ASSETS, NET

	Company		
			Convenience Translation
	December 31 1998	**December 31 1999**	**December 31 1999**
	NIS (000s)	**NIS (000s)**	**(Unaudited) US $ (000s)**
Capitalized costs	—	560,331	134,922
Amortization	—	(100,837)	(24,281)
Balance at end of year	—	459,494	110,641

PELEPHONE COMMUNICATIONS LTD.

Notes to the Financial Statements (Continued)

(In terms of NIS of December 1999)

NOTE 9—SHORT-TERM BANK CREDIT

			Company		
					Convenience Translation
	Linkage basis	Rate of interest	December 31 1998	December 31 1999	December 31 1999
		%	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Short-term loans	Unlinked	10.95	—	542,012	130,511
Current maturities of long-term bank loans			94,834	136,065	32,763
			94,834	678,077	163,274

NOTE 10—TRADE PAYABLES

	Company		
			Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
On open account (unlinked)	14,212	73,970	17,811
On open account (linked to the dollar)	602	56,915	13,704
Notes and post-dated checks payable	36,098	13,782	3,319
	50,912	144,667	34,834

NOTE 11—LIABILITIES TO INTERESTED AND RELATED PARTIES

	Company		
			Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Trade payables (unlinked)	22,902	6,838	1,647
Trade payables (dollar-linked)*	172,187	135,808	32,701
Notes and post-dated checks payable and other liabilities	4,367	50	12
	199,456	142,696	34,360

---

* See Note 24 regarding linkage bases.

NOTE 12—OTHER PAYABLES

	Company		
			Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Deferred income and obligations to customers	16,251	32,582	7,846
Salaries	41,330	25,173	6,061
Payroll taxes and withholdings remittable	9,598	8,198	1,974
Distributors and advertising	22,933	16,479	3,968
Maintenance, rent and insurance payable	11,056	9,460	2,278
Accrued interest	8,061	5,821	1,402
Other credit balances	23,933	21,017	5,060
	133,162	118,730	28,589

NOTE 13—LONG-TERM BANK CREDIT

A. Composition

	Linkage basis	Rate of interest %	Company December 31 1998 NIS (000s)	Company December 31 1999 NIS (000s)	Convenience Translation December 31 1999 (Unaudited) US $ (000s)
Bank loans—	CPI	3.6—5.75	385,202	663,804	159,837
	US$	Libor + 0.25—0.5	274,033	207,651	50,000
			659,235	871,455	209,837
Less—current maturities			94,834	136,065	32,763
			564,401	735,390	177,074

See Note 16D regarding liens.

B. Repayment schedule

	December 31 1999 NIS (000s)	Convenience Translation December 31 1999 (Unaudited) US $ (000s)
2001	197,770	47,621
2002	143,597	34,577
2003	113,961	27,440
2004	73,123	17,607
2005 and thereafter	206,939	49,829
	735,390	177,074

NOTE 14—SEVERANCE PAY FUNDINGS, NET (LIABILITY IN RESPECT OF EMPLOYEE SEVERANCE BENEFITS, NET)

The liability of the Company to pay pensions, retirement grants and severance pay to its employees, is covered mainly by regular deposits (in the name of each employee) in recognized pension and severance pay funds, and/or by payments of premiums to insurance companies. Such fundings have not been included in the balance sheet since they are not under the Company's control or management.

The liability for employee severance benefits included in the balance sheet represents the outstanding liability not covered by deposits and/or the value of insurance policies as stated above. In

NOTE 14—SEVERANCE PAY FUNDINGS, NET (LIABILITY IN RESPECT OF EMPLOYEE SEVERANCE BENEFITS, NET) (Continued)

respect of this outstanding liability, the Company deposits funds under its own name with a recognized severance pay fund.

The outstanding liability and amounts funded as at balance sheet date are as follows:

	Company		Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Amounts funded	18,241	19,548	4,707
Less—liability for employee severance benefits	18,848	16,066	3,869
	(607)	3,482	838

NOTE 15—INCOME TAX

A. Taxation under inflationary conditions

The Income Tax Law (Inflationary Adjustments) 1985, in effect since the 1985 tax year, provides for the measurement of business results for tax purposes on an inflation adjusted basis. The various adjustments required by the said law are intended to bring about taxation of earnings on a real (non-inflationary) basis. Nevertheless, adjustments for inflation as prescribed by the tax laws are not always identical to the adjustments as calculated for accounting reporting purposes in accordance with the opinions issued by the ICPAI. As a result, there are differences between earnings adjusted for financial reporting purposes and those adjusted for tax purposes.

For information relating to deferred taxes in respect of such differences—see Notes 15B and 15C below.

NOTE 15—INCOME TAX (Continued)

B. Deferred taxes

	Company		Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
In respect of current balance sheet items: *			
Inventory of subscriber equipment	(536)	(257)	(62)
Timing differences relating to recognition of expenses (mainly provisions for vacation pay and doubtful debts)	27,989	36,428	8,772
Deferred tax asset	27,453	36,171	8,710
In respect of non-current balance sheet items:			
Property and equipment	(4,876)	(36,090)	(8,690)
Other assets	—	(1,383)	(333)
Timing differences in recognition of expenses (mainly from other assets and liability for employee severance benefits)	688	(1,253)	(302)
Deferred tax liability	(4,188)	(38,726)	(9,325)

C. Income tax expense included in statement of income

	Consolidated		Company			Company Convenience Translation
	For the year ended December 31 1997	For the year ended December 31 1998	For the year ended December 31 1997	For the year ended December 31 1998	For the year ended December 31 1999	For the year ended December 31 1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Current taxes	171,466	178,008	171,466	178,008	9,488	2,285
Deferred taxes, net	(27,670)	(20,192)	(27,670)	(20,192)	25,820	6,217
Taxes in respect of prior years, net	(933)	—	(933)	—	23	5
	142,863	157,816	142,863	157,816	35,331	8,507

NOTE 15—INCOME TAX (Continued)

D. Reconciliation of theoretical tax on adjusted pre-tax income to tax expense included in the statement of income:

	Consolidated		Company			Company Convenience Translation
	For the year ended December 31 1997	For the year ended December 31 1998	For the year ended December 31 1997	For the year ended December 31 1998	For the year ended December 31 1999	For the year ended December 31 1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Pre-tax earnings for the year per the statement of income	381,647	407,701	382,249	408,829	78,784	18,970
Income tax based on statutory tax rate (36%)	137,393	146,772	137,610	147,178	28,362	6,829
Increase (decrease) in tax liability resulting from:						
Non-deductible expenses	2,891	881	2,849	881	2,650	638
Exempt income	(823)	(894)	(823)	(894)	(438)	(105)
Differences in depreciation and amortization	191	1,625	190	1,622	3,056	736
Erosion of advance tax payments	3,708	7,495	3,709	7,498	865	208
Differences between the inflationary deduction for tax purposes and for financial reporting	261	1,531	261	1,531	813	196
Loss of a proportionately consolidated company for which no deferred taxes were created . . .	175	406	—	—	—	—
Taxes in respect of prior years, net	(933)	—	(933)	—	23	5
Income tax per the statement of income . . .	142,863	157,816	142,863	157,816	35,331	8,507

E. Tax assessments

The Company has received final tax assessments for all years through the year ended December 31, 1993.

In addition, the Company received an assessment for the year ended December 31, 1994, demanding additional taxes of NIS 23 million (including interest and linkage increments) in excess of the amount provided on its books for such year.

The Company, in reliance on the opinion of its legal advisors, is contesting the demand of the Tax Authorities.

The Company has not made a provision on its books in connection with the additional amount of taxes demanded by the aforesaid assessment.

NOTE 16—CONTINGENT LIABILITIES, COMMITMENTS AND LIENS

A. Royalties

1. The State of Israel

   The MRTS License (see Note 1A above) provides for the payment by the Company of royalties to the State of Israel at the rate of 8% on income subject to royalties on a cumulative basis.

   The Company has received a notice from the State demanding the payment of royalties also in respect of the period prior to the granting of the license. Management, based on the advice of its external legal counsel, is of the opinion that the Company is not liable to pay the full amount of such royalties. Nevertheless, the Company has made a prudential provision in respect of such royalties. The amount is included under liabilities in the item "Taxes and other statutory payments".

   In 1999 this provision was decreased by NIS 22 million in light of a reevaluation of the management of the Company, based on an updated opinion of the Company's external legal counsel.

2. Bezeq

   Section 22 of the agreement between Bezeq and Motorola dated October 10, 1994, provides for the payment by the Company of royalties to Bezeq at the rate of 3% of revenues from cellular telephone services, without VAT.

   Royalties are payable during a period of twelve years beginning January 1, 1994, excluding the years 1995 and 1996.

   On September 4, 1997 the Company's Board of Directors decided that royalties in an aggregate amount of $19 million will be paid to Bezeq in respect of 1995 and 1996. The royalty expenses have been paid and included in the financial statements for 1997.

NOTE 16—CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (Continued)

B. Commitments to purchase property and equipment, inventory and services*

As part of the Company's current operations it submits orders for the purchase of assets and services from the indicated sources:

	Company		
			Convenience Translation
	December 31 1998	December 31 1999	December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Property and equipment**			
Related party	55,133	41,108	9,898
Others	52,793	107,285	25,833
	107,926	148,393	35,731
Inventory of subscriber equipment			
Related party	81,872	173,326	41,735
Others	89,886	211,894	51,022
	171,758	385,220	92,757
Services			
Interested parties	834	—	—
Others	8,643	25,562	6,155
	9,477	25,562	6,155

*   See Note 24 regarding linkage bases.

**   Except for that stated in Notes 16G and 16H.

C.   Commitments relating to rental agreements

The Company has commitments to rent space for various periods until 2009, (including optional extension periods). These leases ensure the long-term usage by the Company of the buildings and infrastructure sites it occupies.

The rental fees are for the most part linked to the dollar.

NOTE 16—CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (Continued)

Estimated future rental payments (computed at rental rates in effect at December 31, 1999) are as follows:

	NIS (000s)	Convenience Translation (Unaudited) US $ (000s)
2000	54,992	13,242
2001	72,756	17,519
2002	70,133	16,887
2003	66,755	16,074
2004 and thereafter	247,986	59,712
	512,622	123,434

D. Liens

1. Bank loans are guaranteed by an irrevocable commitment to the banks, by which the Company has created a negative pledge in favor of the banks.

   This commitment includes, inter alia, an undertaking by the Company not to pledge, in any manner, by either a floating or fixed lien, of any type or degree, its assets (as existing from time to time), in whole or in part, in favor of any third party, without prior written consent of the banks. In addition, the commitment includes an undertaking that the liabilities of the Company will not exceed a sum equal to 1.5 times the shareholders' equity of the Company.

   At the date of the financial statements, the Company is in compliance with the terms of its commitment to the banks.

2. Under the MRTS license, the Company may not sell, lease or mortgage any asset used for mobile radio-telephone services without the consent of the Minister of Communications, other than:

   a) Mortgaging any of the licensed assets in favor of a recognized banking institution operating in Israel, for the purpose of receiving bank credit, providing that it informs the Ministry of Communications with regard to the lien it intends to create and that a provision included in the mortgage agreement guarantees that under no circumstances will the foreclosure of the lien by the banking institution impair services provided under the license.

   b) Selling equipment in the framework of an equipment upgrade, including the trade-in of equipment.

NOTE 16—CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (Continued)

E. Guarantees

	December 31 1998	December 31 1999	Convenience Translation December 31 1999
	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Guarantee securing liabilities of an investee company to banks	—	7,186	1,730
Guarantees in respect of a joint venture*	6,498	3,726	897
Guarantees to others	592	656	158
	7,090	11,568	2,785

---

* In December 1998 a joint venture was agreed upon with a communications company for the renting out of cellular telephones and related equipment to customers while they are abroad. For the purpose of carrying out the transaction guarantees were given to communication suppliers abroad to secure the payments of the company with which the agreement was signed.

F. Lawsuits

1. A class action was filed in the District Court (civil Claim 2738/99, Shaabi Shimon and others vs. Pelephone) under the Consumer's Protection Law—1981 and the Restrictive Trade Practices Law—1988. The basis of the action is an allegation of the misuse of the Company's status as a monopoly and its misleading of the consumers and its taking advantage of their vulnerability. If the suit is certified as a class action the amount of the claim is estimated to be NIS 16 billion.

   The Company petitioned the Court to summarily dismiss the suit, maintaining that it is devoid of any basis. In the opinion of the management of the Company, based on the opinion of its legal counsel and on an outside opinion, the prospect of the suit succeeding are poor. Therefore, no provision in respect thereto was included in the financial statements.

2. A class action was filed with the District Court (3352/87 Noam Kedem vs. Bezeq, Cellcom and Pelephone). If the suit is certified as a class action, the amount of the claim is estimated at NIS 2 billion. The basis of the action is a claim that the Company received payments for air-time for services that do not require use of the wireless system.

   In the opinion of the management of the Company, based on the opinion of its legal counsel and on an outside opinion, the chances are good that the request to certify the class action will be dismissed. Therefore, no provision in respect thereto was included in the financial statements.

3. There are a number of additional claims regarding which the prospects of success are low or the amounts involved are insignificant and, therefore, no provision in respect thereto has been included in the financial statements.

NOTE 16—CONTINGENT LIABILITIES, COMMITMENTS AND LIENS (Continued)

G. Agreement for the purchase of CDMA equipment

In December 1999, the Company signed a letter of intent for the purchase of additional CDMA infrastructure equipment from Motorola, the parent company, at a price of $122 million.

H. The borrowing of infrastructure equipment from Motorola Israel

In accordance with an agreement with Motorola, the parent company, Motorola lent the Company CDMA digital infrastructure equipment. The agreement provides that at the end of the loan period, the degree to which the system and the equipment which was borrowed, met a number of tests will be evaluated, as a precondition to the purchase of the equipment. Subsequent to balance sheet date, the Company notified Motorola that the equipment had successfully met the criteria which had been set, and that therefore the Company intends to purchase such equipment. The price of the anticipated purchase is about $19 million.

Since the equipment was owned by Motorola during the current year and not by the Company, the Company did not record it as an asset on its books, nor did it recognize any depreciation expense in respect thereto.

I. General license to provide cellular radio telephone services (MRTS)

The Ministry of Communications is considering the revision of the general license for providing MRTS services which it had granted to the Company. The proposed revision includes a change in the manner of calculating the tariffs for incoming calls. If such change is implemented, it may have a significant effect on the Company's future operating results.

The Company's Management opposes the proposed change and is holding discussions, on this matter, with the Ministry of Communications.

J. Arrangements for charging and collection by Bezeq

A. During the current year, the Company was approached by Bezeq in regard to a change, which it proposes, in the arrangement under which Bezeq collects certain charges from customers, on behalf of the Company. According to the proposed revision in the existing arrangement, Bezeq will transfer to the Company, only those amounts which it actually collects, less a collection commission of 2% of every amount which it charges. This may have a significant effect on the Company's future operating results.

The Company's Management opposes the proposed change and is holding discussions, on this matter, with Bezeq.

B. During the current year, the Company was contacted by Bezeq, which requested an increase in the rent charges for sites used by Pelephone and its switching equipment which are located in facilities which it owns. The Company has rejected the request and has suggested to Bezeq that the matter be negotiated in order that an agreement be reached regarding future rent charges.

NOTE 17—COST OF CELLULAR PHONE SERVICES, SALES AND SERVICES

	Consolidated		Company			Company Convenience Translation
	For the year ended December 31					
	1997	1998	1997	1998	1999	1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Usage charges and royalties	518,619	604,245	518,619	604,245	645,909	155,528
Royalties in respect of prior years	74,114	—	74,114	—	—	—
Depreciation	590,880	661,897	590,880	661,897	716,325	172,483
Amortization of subscriber acquisition costs	—	—	—	—	94,715	22,807
Purchase of subscriber equipment, net	323,381	397,680	323,381	397,680	287,606	69,253
Rent and maintenance	90,812	117,649	90,812	117,649	137,394	33,083
Service and insurance	92,784	134,550	92,784	134,550	169,292	40,764
Salaries and related benefits	123,825	164,027	123,825	164,027	193,744	46,652
Sundry	67,958	96,790	67,958	96,790	122,058	29,390
	1,882,373	2,176,838	1,882,373	2,176,838	2,367,043	569,960

NOTE 18—SELLING AND MARKETING EXPENSES

	Consolidated		Company			Company Convenience Translation
	For the year ended December 31					
	1997	1998	1997	1998	1999	1999
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Salaries and related benefits	45,939	47,841	45,865	47,294	87,608	21,095
Doubtful and bad debts	26,142	18,118	26,142	18,118	27,134	6,534
Advertising and marketing	52,886	64,424	52,838	64,424	91,856	22,118
Marketing commission	50,743	63,858	50,743	63,858	32,510	7,828
Depreciation	1,847	1,631	1,844	1,631	1,955	471
Legal expenses and fees	8,836	8,410	8,836	8,410	7,577	1,824
Sundry	11,986	26,183	11,981	26,183	31,758	7,647
	198,379	230,465	198,249	229,918	280,398	67,517

NOTE 19—GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated		Company			Company Convenience Translation
	For the year ended December 31					
	1997	**1998**	**1997**	**1998**	**1999**	**1999**
	NIS (000s)	**NIS (000s)**	**NIS (000s)**	**NIS (000s)**	**NIS (000s)**	**(Unaudited) US $ (000s)**
Salaries and related benefits	33,639	37,512	33,451	36,915	48,246	11,617
Rent, office equipment supplies and maintenance	41,600	49,512	41,476	49,512	55,436	13,349
Depreciation	26,751	31,053	26,738	31,053	35,606	8,574
Consultancy services	4,861	7,358	4,861	7,358	9,682	2,331
Insurance	6,315	5,767	6,315	5,767	4,129	994
Training and recruitment of employees	6,942	8,539	6,942	8,539	8,171	1,968
Sundry	18,821	21,836	18,671	21,807	22,407	5,395
	138,929	161,577	138,454	160,951	183,677	44,228

NOTE 20—FINANCING EXPENSES, NET

	Consolidated		Company			Company Convenience Translation
	For the year ended December 31					
	1997	**1998**	**1997**	**1998**	**1999**	**1999**
	NIS (000s)	**NIS (000s)**	**NIS (000s)**	**NIS (000s)**	**NIS (000s)**	**(Unaudited) US $ (000s)**
Interest on long-term bank loans	34,563	49,639	34,563	49,639	37,827	9,108
Interest on short-term bank credit	—	—	—	—	29,944	7,210
Other financing items (including erosion of monetary items)	605	(20,098)	608	(20,053)	(2,026)	(488)
	35,168	29,541	35,171	29,586	65,745	15,830

NOTE 21—PER SHARE EARNINGS

Earnings and number of shares used in computing the per share earnings

A. In NIS

	December 31, 1997		December 31, 1998		December 31, 1999	
	Basic earnings	**Number of shares**	**Basic earnings**	**Number of shares**	**Basic earnings**	**Number of shares**
	NIS (000s)	**(000s)**	**NIS (000s)**	**(000s)**	**NIS (000s)**	**(000s)**
	238,784	302,460	249,885	302,460	39,475	302,460

B. Convenience translation

	December 31, 1999	
	Basic earnings	**Number of shares**
	(Unaudited) US $ (000s)	**(Unaudited) (000s)**
	9,505	302,460

NOTE 22—TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A. Significant amounts of income and expenses in respect of interested and related parties

The Company conducts transactions with interested and related parties. In Management's opinion, the terms of such transactions are identical with the terms available from unrelated third parties.

NOTE 22—TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES (Continued)

Such transactions include, inter-alia, cellular phone services including incoming telephone calls, purchase of transmission services, acquisition and maintenance of infrastructure and subscriber equipment and other general and administrative services.

	For the year ended December 31			Company Convenience Translation
	1997	**1998**	**1999**	**1999**
	NIS (000s)	**NIS (000s)**	**NIS (000s)**	**(Unaudited) US $ (000s)**
Income from cellular telephone services, sales and other services	770,378	910,181	782,138	188,331
Expenses:				
Purchase of telecommunication services (including royalties) ...	423,350	405,130	343,860	82,798
Maintaining and servicing the mobile radio telephone system and subscriber equipment	108,710	105,402	81,106	19,529
Selling and marketing	3,380	2,870	4,958	1,194
Expense refund (mainly advertising expenses)	(5,561)	(9,786)	(13,549)	(3,262)
Directors fees	415	133	126	30
General and administrative	12,418	9,921	10,855	2,614
Financing income	—	(9,045)	—	—

B. Material balances and transactions with interested and related parties

1. Balances of related parties are presented in detail in the financial statements and accompanying notes.

2. Material transactions with interested and related parties:

	Company			
				Convenience Translation
	For the year ended December 31			
	1997	**1998**	**1999**	**1999**
	NIS (000s)	**NIS (000s)**	**NIS (000s)**	**(Unaudited) US $ (000s)**
Purchase of subscriber equipment	309,992	511,884	481,391	115,914
Purchase of infrastructure equipment	441,828	779,833	537,956	129,534

3. The highest balance of current debts of an interested party during 1999 amounted to NIS 250,502 thousand ($ 60,318 thousand) (1998—NIS 120,851 thousand).

NOTE 22—TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES (Continued)

4. A related party's balance, included in current assets, represents a current account of one of the shareholders of the Company. The balance relates to income from incoming telephone calls less the cost of the acquisition of transmission services, royalties, access fees and other expenses.

    See Note 16B, 16G and 16H for details of commitments.

NOTE 23—SUBSEQUENT EVENTS

1. On March 16, 2000, an agreement was signed between the Company and Sunycom Ltd. for the set up of a company named Gonext Ltd. (hereinafter—"Gonext") which will be engaged, mainly, in the establishment of a portal with a connection for a cellular interface. Pelephone is to hold 51% of the shares of Gonext.

2. On March 22, 2000 a class action lawsuit has been filed with the District Court of Tel-Aviv (T.A. 1502/00 Goldshlagger et.al. v. Cellcom, Partner and Pelephone) in connection with VAT charges in the Free Trade Zone in Eilat. Should the suit be recognized as a class action, the amount claimed is estimated at approximately NIS 34 million. At this stage, the Company and its legal advisors are unable to express an opinion regarding the claim as they are still studying the matter. Therefore, no provision in respect thereto has been included in the financial statements.

NOTE 24—ASSETS AND LIABILITIES CLASSIFIED BY LINKAGE BASIS

A. Company—December 31, 1999

	In Israeli currency		In foreign currency (US $)	Non-monetary items	Total
	Unlinked	*Others			
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)
Cash and cash equivalents	3,069	—	1,763	—	4,832
Trade receivables	471,360	—	—	—	471,360
Interested party	95,305	—	—	—	95,305
Other receivables	17,563	72,772	208	62,630	153,173
Inventory	—	—	—	206,079	206,079
Long-term trade receivables, net	11,352	—	—	—	11,352
Severance pay fundings net of liability, for severance benefits	—	3,482	—	—	3,482
Property and equipment, net	—	—	—	2,512,688	2,512,688
Other assets, net	—	—	—	459,494	459,494
Total assets	598,649	76,254	1,971	3,240,891	3,917,765
Short-term bank credit	—	642,777	35,300	—	678,077
Trade payables	87,752	—	56,915	—	144,667
Taxes and other statutory payments	11,735	90,308	—	—	102,043
Liabilities to interested and related parties	6,888	—	** 135,808	—	142,696
Other payables	80,327	3,727	2,094	32,582	118,730
Provision for losses of an investee company	—	—	—	3,978	3,978
Long-term bank credit	—	563,039	172,351	—	735,390
Deferred taxes	—	—	—	38,726	38,726
Total liabilities	186,702	1,299,851	402,468	75,286	1,964,307
Difference	411,947	(1,223,597)	(400,497)	3,165,605	1,953,458
Commitments to purchase property, inventory, subscriber equipment and services	130,576	266,072	1,181,815	—	1,578,463

---

*   Linked to the CPI or bearing interest at a rate proximate to the rate of increase in the CPI.

**   Including a balance in the amount of NIS 34 million which is linked to the dollar when the change in the dollar exchange rate from the date of the invoice until the date of payment is higher than 2.5%.

A. As at December 31, 1999 the Company had an excess of non-monetary assets over shareholders' equity of NIS 1,212 million, as against an excess of CPI-linked liabilities or liabilities bearing interest at a rate close to the rate of the increase in the CPI of NIS 1,224 million.

B. As at December 31, 1999 the Company had an excess of dollar liabilities of NIS 400 million. These liabilities include amounts due to interested parties of NIS 92 million, in respect of property and equipment purchases.

PELEPHONE COMMUNICATIONS LTD.
Notes to the Financial Statements (Continued)
(In Terms of NIS of December 1999)

NOTE 24—ASSETS AND LIABILITIES CLASSIFIED BY LINKAGE BASIS (Continued)

B. Convenience translation into dollars

	In Israeli currency		In foreign currency (US$)	Non-monetary items	Total
	Unlinked	**Other***			
	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)	(Unaudited) US $ (000s)
Cash and cash equivalents	739	—	424	—	1,163
Trade receivables	113,499	—	—	—	113,499
Interested party	22,948	—	—	—	22,948
Other receivables	4,229	17,523	50	15,081	36,883
Inventory	—	—	—	49,623	49,623
Long-term trade receivables, net	2,733	—	—	—	2,733
Severance pay fundings net of liability for severance benefits	—	838	—	—	838
Property and equipment, net	—	—	—	605,029	605,029
Other assets, net	—	—	—	110,641	110,641
Total assets	144,148	18,361	474	780,374	943,357
Short-term bank credit	—	154,774	8,500	—	163,274
Trade payables	21,129	—	13,705	—	34,834
Taxes and other statutory payments	2,825	21,746	—	—	24,571
Liabilities to interested and related parties	1,659	—	** 32,701	—	34,360
Other payables	19,342	897	504	7,846	28,589
Provision for losses of an investee company	—	—	—	958	958
Long-term bank credit	—	135,574	41,500	—	177,074
Deferred taxes	—	—	—	9,325	9,325
Total liabilities	44,955	312,991	96,910	18,129	472,985
Difference	99,193	(294,630)	(96,436)	762,245	470,372
Commitments to purchase property, inventory subscriber equipment and services	31,441	64,067	284,569	—	380,077

---

*   Linked to the CPI or bearing interest at a rate proximate to the rate of increase in the CPI.

**   Including a balance in the amount of U.S.$ 8 million which is linked to the dollar when the change in the dollar exchange rate from the date of the invoice until the date of payment is higher than 2.5%

A.   As at December 31, 1999 the Company had an excess of non-monetary assets over shareholders' equity of U.S. $ 292 million, as against an excess of CPI-linked liabilities or liabilities bearing interest at a rate close to the rate of the increase in the CPI of U.S. $ 295 million.

NOTE 24—ASSETS AND LIABILITIES CLASSIFIED BY LINKAGE BASIS (Continued)

B.   As at December 31, 1999 the Company had an excess of dollar liabilities of U.S. $96 million. These liabilities include amounts due to interested parties of U.S. $22 million, in respect of property and equipment purchases.

C.   **Company—December 31, 1998**

	In Israeli currency		In foreign currency (US$)	Non-monetary items	Total
	Unlinked	Other*			
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)
Cash and cash equivalents	7,044	8,006	25,152	—	40,202
Trade receivables	398,902	—	—	—	398,902
Interested party	100,292	—	—	—	100,292
Other receivables	153	4,776	500	54,596	60,025
Inventory	—	—	—	97,558	97,558
Long-term trade receivables, net	18,015	—	—	—	18,015
Property and equipment, net	—	—	—	2,355,686	2,355,686
Total assets	524,406	12,782	25,652	2,507,840	3,070,680
Current maturities of long-term liabilities	—	31,596	63,238	—	94,834
Trade payables	50,310	—	602	—	50,912
Taxes and other statutory payments	4,401	104,736	—	—	109,137
Liabilities to interested and related parties	27,270	—	172,186	—	199,456
Other payables	106,978	1,933	8,000	16,251	133,162
Long-term bank credit	—	353,606	210,795	—	564,401
Liability in respect of employee severance benefits, net	607	—	—	—	607
Deferred taxes	—	—	—	4,188	4,188
Total liabilities	189,566	491,871	454,821	20,439	1,156,697
Difference	334,840	(479,089)	(429,169)	2,487,401	1,913,983
Commitments to purchase property,inventory, subscriber equipment and services	113,317	206,349	403,565	—	723,231

---

*   Linked to the CPI or bearing interest at a rate proximate to the rate of the increase in the CPI.

**   Including a balance in the amount of NIS 77 million which is linked to the dollar when the change in the dollar exchange rate from the date of the invoice until the date of payment, is higher than 2.5%

A.   As at December 31, 1998 the Company had an excess of non-monetary assets over shareholders' equity of NIS 573 million, as against an excess of CPI-linked liabilities or liabilities bearing interest at a rate close to the rate of the increase in the CPI of NIS 479 million.

B.   As at December 31, 1998 the Company had an excess of dollar liabilities of NIS 429 million. These liabilities include amounts due to interested parties of NIS 94 million, in respect of property and equipment purchases.

NOTE 25—DATA OF THE COMPANY IN NOMINAL HISTORICAL VALUES

A. Balance sheet

	December 31 1998	December 31 1999
	NIS (000s)	NIS (000s)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	39,669	4,832
Trade receivables, net	393,612	471,360
Interested party	98,962	95,305
Other receivables	58,568	153,225
Inventory	94,794	205,365
Total current assets	685,605	930,087
Long-term trade receivables, net	17,776	11,352
Severance pay fundings, net	—	3,482
Property and equipment, net	2,060,684	2,321,656
Other assets, net	—	455,653
	2,764,065	3,722,230

	December 31 1998	December 31 1999
	NIS (000s)	NIS (000s)
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term bank credit	93,577	678,077
Trade payables	50,237	144,667
Taxes and other statutory payments	107,689	102,043
Liabilities to interested and related parties	196,812	142,696
Other payables	131,396	118,730
	579,711	1,186,213
Provisions for losses of an investee company	—	3,978
Long-term liabilities		
Long-term bank credit	556,917	735,390
Liability in respect of employee severance benefits, net	599	—
Deferred taxes	5,832	37,594
	563,348	772,984
Total liabilities	1,143,059	1,963,175
SHAREHOLDERS' EQUITY	1,621,006	1,759,055
	2,764,065	3,722,230

NOTE 25—DATA OF THE COMPANY IN NOMINAL HISTORICAL VALUES (Continued)

B. Statement of Income

	Year ended December 31 1997	Year ended December 31 1998	Year ended December 31 1999
	NIS (000s)	NIS (000s)	NIS (000s)
Income from cellular phone services, sales and other services	2,348,831	2,826,026	2,937,049
Cost of cellular phone services, sales and other services	1,582,292	1,928,532	2,230,695
Gross profit	766,539	897,494	706,354
Selling and marketing expenses	178,504	218,892	277,779
General and administrative expenses	119,558	146,431	176,375
Operating income	468,477	532,171	252,200
Financing expenses, net	54,175	58,732	80,227
Other expenses (income)	(170)	4,587	(1,166)
Profit before income tax	414,472	468,852	173,139
Income tax	129,127	147,657	31,112
Profit before Company's equity in losses of investees companies	285,345	321,195	142,027
Company's equity in losses of investee companies	546	1,027	3,978
Net earnings	284,799	320,168	138,049

NOTE 25—DATA OF THE COMPANY IN NOMINAL HISTORICAL VALUES (Continued)

C. **Statement of shareholders' equity**

	Share capital	Share premium	Retained earnings	Total
	NIS (000s)	NIS (000s)	NIS (000s)	NIS (000s)
Balance as at January 1, 1997	302,460	80,530	633,049	1,016,039
Changes during 1997:				
Net earnings	—	—	284,799	284,799
Balance as at December 31, 1998 . .	302,460	80,530	917,848	1,300,838
Changes during 1998:				
Net earnings	—	—	320,168	320,168
Balance as at December 31, 1998 . .	302,460	80,530	1,238,016	1,621,006
Changes during 1999:				
Net loss	—	—	138,049	138,049
Balance as at December 31, 1999 . .	302,460	80,530	1,376,065	1,759,055

D. **Share capital**

	December 31, 1998 and 1999
	Authorized, issued and fully paid
	Number of shares
Ordinary shares of a par value of NIS 1 each	302,460,000

NOTE 26—DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

A. **The financial statements of the Company conform with accounting principles generally accepted in Israel which differ in certain respects from those followed in the United States, as described below:**

1. Effect of inflation

   In accordance with Israeli GAAP, the Company comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2D. Such Israeli accounting principle measures the effects of price level changes in the inflationary Israeli economy. US GAAP does not provide for recognition of the effects of such price level changes. The reconciliation of the effect of the differences between Israeli GAAP and U.S. GAAP in B below does not relate to such differences.

2. Proportionate consolidation

NOTE 26—DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (Continued)

In accordance with Israeli GAAP, based on Opinion No. 57 of ICPAI, the financial statements of a jointly owned company were consolidated by the proportionate consolidation method.

In accordance with US GAAP the investment in a jointly equal owned company is to be stated on the equity basis. Nevertheless the SEC permits the use of the proportionate consolidation method by a foreign issuer.

The practical difference between the two methods is in number of items in the balance sheet and statement of income in which the investment is reflected. There is no effect on the Company's net earnings figure or on the shareholders' equity. Since the only investee included in the consolidation is the said jointly owned company (see Note 1B), the difference between the two approaches is the difference between the Company's financial statements and the consolidated financial statements.

3. Recognizing losses from the loaning of equipment

    According to Israeli GAAP, based on International Accounting Standard No. 17, the loaning of instruments is recognized as an operating lease, and therefore the Company records such equipment as assets which are amortized over a three year period.

    According to industry practice in the US the cellular telephone companies do not defer the "loss" from the loaning of equipment, but write off the cost of the equipment on a current basis.

4. According to para. 9f of FAS No. 109, deferred taxes are not created in respect of differences arising as a result of the difference between the rate of change in the Consumer Price Index (which is the basis for measuring results for tax purposes) and the rate of change in the exchange rate of the dollar versus the shekel. According to Israeli GAAP deferred taxes are created in respect of this difference. These financial statements are prepared under Israeli GAAP with the effect of inflation as described in para. 1 above, and the above requirement of FAS 109 has no effect to this note since the translation to the dollar is made by way of convenience only.

5. Earnings per share

    Earnings per share were computed based on the number of shares outstanding during the period, in accordance with Opinion no. 55 of the ICPAI. There is no material difference between the computation described above and the computation prescribed by guidelines issued by the Financial Accounting Standard Board in the United States (FAS No. 128).

6. Other assets

    In accordance with accounting rules in Israel, correlation is made between direct costs in respect of sales to subscribers who signed a long-term liability (as mentioned in Note 2K) and the liability period.

    According to Industry practice in the US in cellular communication companies, the loss from the sale to customers which signed a liability is currently recorded and is not deferred over the period of the asset.

7. In June 1997 FAS 131 was published regarding the reporting on segments and related information. As virtually all the Company's operations are in one segment, the implementation of FAS 131 has no effect on the Company's financial statements.

NOTE 26—DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (Continued)

8. The Company adopted SFAS 130 "Reporting Comprehensive Income" with effect from January 1, 1998. It required that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statements that is displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. Comprehensive income is the same as net income for all years presented.

9. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will require that all derivative financial instruments be recognized as either assets or liabilities on the balance sheet. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No. 133, which deferred the implementation of SFAS No. 133. SFAS No. 133 will be effective for the Company's first quarter of fiscal 2001. The Company is evaluating the effects of the new statement and how to implement the new requirements.

    The effect of the differences between Israeli and U.S. GAAP of the abovementioned items and additional financial statement disclosures required for US GAAP on these financial statements is as follows:

1. On statements of income:

	Company			Convenience Translation
	1997	1998	1999	1999
	NIS (000s)	NIS (000s)	NIS (000s)	(Unaudited) US $ (000s)
Net earnings on the basis of Israeli GAAP	238,784	249,885	39,475	9,505
Provision for losses in respect of loaning of instruments	(3,377)	(24,461)	(19,811)	(4,771)
Provision for losses from subscribers acquisition costs	—	—	(294,076)	(70,810)
Net earnings (loss) on the basis of US GAAP	235,407	225,424	(274,412)	(66,076)
Earnings (losses) per share NIS 1 par value of share capital (NIS):				
Israeli GAAP	0.789	0.826	0.131	0.031
US GAAP	0.778	0.745	(0.907)	(0.218)

NOTE 26—DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (Continued)

2. On balance sheets items:

	Company			
	December 31, 1998		**December 31, 1999**	
	Israeli GAAP	**U.S. GAAP**	**Israeli GAAP**	**U.S. GAAP**
	NIS (000s)	**NIS (000s)**	**NIS (000s)**	**NIS (000s)**
Fixed assets(1)	2,355,686	2,317,465	2,512,688	2,443,513
Other assets(2)	—	—	459,494	—
Long-term deferred taxes(1),(2)	4,188	(9,572)	(38,726)	151,595
Shareholders' equity(1),(2)	1,913,983	1,660,716	1,953,458	1,615,110

	Convenience Translation	
	Company	
	December 31, 1999	
	Israeli GAAP	**U.S. GAAP**
	(Unaudited) US $ (000s)	**(Unaudited) US $ (000s)**
Fixed assets(1)	605,029	588,373
Other assets(2)	110,641	—
Deferred taxes(1), (2)	(9,325)	36,502
Shareholders' equity(1), (2)	470,372	388,902

(1) Losses from the loaning of equipment.

(2) Losses from subscribers acquisition costs.

3. Statement of cash flows:

   (1) Cash received from interest during the years ended December 31, 1997, 1998 and 1999 were NIS 13,423 thousand, NIS 19,617 thousand, and NIS 1,207 thousand, respectively.

   (2) Cash paid for interest during the years ended December 31, 1997, 1998 and 1999 were NIS 33,836 thousand, NIS 52,746 thousand and NIS 89,654 thousand, respectively.

   (3) Cash paid for income tax during the years ended December 31, 1997, 1998 and 1999 were NIS 218,052 thousand, NIS 202,728 thousand and NIS 75,686 thousand, respectively.

4. Fair value of financial instruments:

   There is not a major difference between the fair value and the carrying amount of the liabilities to banking institutions for December 31, 1997, 1998 and 1999.

   Cash, trading account assets, other accounts receivable, debt trade payables, other payables, The carrying amounts approximate fair value.

NOTE 26—DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (Continued)

Considerable judgment is required to develop the estimates of fair value, thus, the estimates provided herein are not necessarily indicative of amounts that could be realized in a current market exchange.

C. Financial instruments and risk management:

The following disclosures are made with regard to the Company's financial instruments, including derivatives.

(1) Credit risk of financial instruments, including derivatives:

The face value (nominal) amounts of derivatives do not represent amounts exchanged by the parties and, accordingly, are not a measure of the exposure of the Company.

In Management's estimate, due to the fact that the Company enters into such transactions solely with recognized financial institution counterparts, it is not expected that such counterparts will fail to meet their obligations toward the Company.

(2) Long-term debt—

The fair value of the Company's long-term debt to banking institutions is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

At the date of signing on the financial statements repayment dates have not been fixed.

(3) Concentration of credit risk:

The Company markets its services and products via exclusive dealers. Most of the distribution agreements are similar. The Company secures the major part of these receivables by obtaining credit insurance and guarantees.

In Management's estimate, the allowance for doubtful debts adequately covers all anticipated losses in respect of the dealers' debts.

MOBINIL FOR TELECOMMUNICATION AND SUBSIDIARIES

Consolidated Financial Statements
(In Egyptian Pounds)

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

MOBINIL FOR TELECOMMUNICATION
(S.A.E.)
Consolidated Financial Statements
December 31, 1998 and 1999

Table of Contents

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Mobinil For Telecommunication

We have audited the accompanying consolidated balance sheets of Mobinil For Telecommunication and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the period May 5 to December 31, 1998 and the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobinil For Telecommunication and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the period May 5 to December 31, 1998 and the year ended December 31, 1999 in conformity with International Accounting Standards.

KPMG Hazem Hassan

Cairo, Egypt
April 1, 2000

MOBINIL FOR TELECOMMUNICATION
(S.A.E.)
Consolidated Balance Sheets
In Accordance with International Accounting Standards
As of December 31, 1998 and 1999
(In Thousands of Egyptian Pounds)

	Note No.	1998 L.E.	1999 L.E.	Convenience Translation (Note 2m) 1999 (Unaudited) US $ (000s)
Long-term Assets				
Fixed assets (net)	(2d/3)	465,032	881,683	257,802
Assets under construction		177,229	384,191	112,337
Pre-operating expenses (net)	(4)	22,513	17,485	5,113
Deferred expenses (net)	(5)	1,710,646	1,615,032	472,232
Goodwill (net)	(2k/6)	5,637	4,049	1,184
Rent deposits		—	3,611	1,056
Total long-term assets		2,381,056	2,906,051	849,724
Current Assets				
Inventory	(2i)	3,396	20,689	6,049
Accounts receivable (net)	(7)	99,978	135,579	39,643
Other current assets	(8)	39,981	136,599	39,941
Prepaid expenses		10,930	27,483	8,036
Cash	(9)	438,586	480,452	140,483
Total current assets		592,871	800,802	234,152
Total Assets		2,973,927	3,706,853	1,083,876
Current Liabilities				
Bank overdraft		115,936	68,960	20,164
Accounts payable		151,901	157,379	46,017
Due to affiliated companies	(10)	70,780	158,194	46,256
Other current liabilities		38,891	203,975	59,642
Accrued expenses		96,437	69,679	20,374
Total current liabilities		473,945	658,187	192,453
Long-term Liabilities				
Long-term loans	(11)	1,659,374	1,740,840	509,018
Shareholders' loans	(12)	513,691	513,691	150,202
Bonds	(13)	—	340,000	99,415
Total long-term liabilities		2,173,065	2,594,531	758,635
Minority Interest		410,005	471,937	137,993
Shareholders' Equity (Deficit)				
Share capital	(14)	250	250	73
Retained deficit		(83,338)	(18,052)	(5,278)
Total shareholders' equity (deficit)		(83,088)	(17,802)	(5,205)
Total Liabilities and Shareholders' Equity (Deficit)		2,973,927	3,706,853	1,083,876

The accompanying notes form an integral part of these consolidated financial statements
and are to be read therewith.

MOBINIL FOR TELECOMMUNICATION
(S.A.E.)
Consolidated Statements of Income
In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998 and the
Year Ended December 31, 1999
(In Thousands of Egyptian Pounds)

	Note No.	1998 (Note 2a) L.E.	1999 L.E.	Convenience Translation (Note 2m) 1999 (Unaudited) US $ (000s)
Revenues	(2e)	417,531	1,500,557	438,763
Operating costs				
Cost of services		(83,445)	(338,354)	(98,935)
Other operating costs		(306,429)	(624,260)	(182,534)
Depreciation and amortization		(120,225)	(249,787)	(73,038)
Total operating costs		(510,099)	(1,212,401)	(354,507)
Net operating profit (loss)		(92,568)	288,156	84,256
Other income (expense)				
Interest income		6,893	14,767	4,318
Interest expense		(80,691)	(156,236)	(45,682)
Other expense		—	(92)	(27)
Foreign currency gain (loss)	(2c)	3,196	(18,203)	(5,323)
Net income (loss) before income taxes and minority interest		(163,170)	128,392	37,542
Income taxes	(15)	—	—	—
Minority interest		79,832	(63,106)	(18,452)
Net income (loss)		(83,338)	65,286	19,090

The accompanying notes form an integral part of these consolidated financial statements
and are to be read therewith.

MOBINIL FOR TELECOMMUNICATION

(S.A.E.)

Consolidated Statements of Changes in Shareholders' Equity

In Accordance with International Accounting Standards

For the Period May 5 to December 31, 1998

and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds)

	Capital L.E.	Retained Deficit L.E.	Shareholders' Equity L.E.	Convenience Translation (Note 2m) 1999 (Unaudited) US $ (000s)
Shares issued on formation	25		25	
Subsequent share issuance in 1998	225		225	
Net loss for the period May 5 to December 31, 1998		(83,338)	(83,338)	
Balances at December 31, 1998	250	(83,338)	(83,088)	(24,295)
Net income for 1999		65,286	65,286	19,090
Balances at December 31, 1999	250	(18,052)	(17,802)	(5,205)

The accompanying notes form an integral part of these consolidated financial statements and are to be read therewith.

MOBINIL FOR TELECOMMUNICATION
(S.A.E.)
Consolidated Statements of Cash Flows
In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999
(In Thousands of Egyptian Pounds)

	1998 (Note 2a) L.E.	1999 L.E.	Convenience Translation (Note 2m) 1999 (Unaudited) US $ (000s)
Cash flows from operating activities			
Net income (loss)	(83,338)	65,286	19,089
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	120,225	249,787	73,038
Provision for doubtful debts	28,337	43,881	12,830
Loss from disposals of fixed assets	—	775	228
Changes in working capital			
Changes in current assets and rent deposits	(182,622)	(213,556)	(62,443)
Changes in current liabilities other than bank overdraft	358,009	231,218	67,607
Net cash provided by operating activities	240,611	377,391	110,348
Cash flows from investing activities			
Payments for fixed asset purchases	(338,974)	(535,745)	(156,650)
Payments for assets under construction	(177,229)	(206,962)	(60,515)
Payments for deferred expenses	(1,811,441)	(29,240)	(8,550)
Payments for goodwill	(5,637)	—	—
Net cash used in investing activities	(2,333,281)	(771,947)	(225,715)
Cash flows from financing activities			
Increase (decrease) in bank overdraft	115,936	(46,976)	(13,736)
Proceeds from issuance of capital	250	—	—
Minority interest	242,005	61,932	18,109
Proceeds from long-term loans	1,659,374	81,466	23,820
Proceeds from shareholders' loans	513,691	—	—
Proceeds from issuance of bonds	—	340,000	99,415
Net cash provided by financing activities	2,531,256	436,422	127,608
Increase in cash and cash equivalents	438,586	41,866	12,241
Cash and cash equivalents at beginning of the period	—	438,586	128,242
Cash and cash equivalents at end of the period	438,586	480,452	140,483

The accompanying notes form an integral part of these consolidated financial statements
and are to be read therewith.

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)
Notes To The Consolidated Financial Statements
In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999
(In Thousands of Egyptian Pounds Except Share Data)

NOTE 1—DESCRIPTION OF BUSINESS

Mobinil For Telecommunication S.A.E. ("Mobinil") was formed by a consortium of shareholders on May 5, 1998 as an Egyptian Stock Company under law no. 159 of 1981, to act as a holding company for its agreed acquisition of a 51% controlling interest in the government owned Egyptian Company for Mobile Services ("ECMS"), which was privatized on May 21, 1998.

As a holding company, Mobinil has no activity other than to control and manage its interest in ECMS, which operates a GSM digital cellular mobile telecommunication system to provide services to both postpaid and prepaid customer subscribers in the Arab Republic of Egypt.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The consolidated financial statements are presented in accordance with Egyptian Accounting Standards which are in conformity with International Accounting Standards.

Adjustments to be in conformity with US GAAP appear under Note 18.

Amounts presented for 1998 are for the period May 5 to December 31, 1998.

b) Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of operations of Mobinil as the parent company and its subsidiary, ECMS, which in turn consolidates its wholly owned interest in a small company formed late in 1999. All significant balances and transactions have been eliminated in consolidation.

c) Foreign currency translation

The company maintains its books of accounts in Egyptian Pounds. Transactions denominated in foreign currencies are recorded at the prevailing exchange rate at the date of transactions.

Monetary assets and liabilities denominated in foreign currency at year end are translated at the prevailing exchange rates at that date. The exchange differences are recorded in the income statement.

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Fixed assets and depreciation

Fixed assets are stated at historical cost. The assets are depreciated by the straight line method over the estimated useful lives of each type of asset at annual percentage rates as follows:

Building	5%
Cell sites	12.5%
Computers	20%
Office equipment	20%
Vehicles	20%
Furniture	10%
Leasehold improvements	20%

e) Revenue recognition

Airtime revenue is recognized on the basis of actual and accrued billings for usage by postpaid subscribers, and deferred and amortized to income based on usage by prepaid subscribers. Connection fees are recognized directly in income.

Sales of mobile phones and other accessories are recognized in income at the time of delivery.

f) Amortization of deferred expenses

Deferred expenses include the license fee and compensation for car phones paid to the Egyptian Company for Telecommunication ("ECT"). The license is amortized over its fifteen year concession period commencing May 21, 1998. Compensation for car phones is amortized over five years as it is estimated that this period reflects the related benefit.

g) Pre-operating expenses

Pre-operating expenses are amortized over a period of five years commencing May 21, 1998.

h) Investments

Investments are recorded at their cost of acquisition, and only at an impairment value to reflect any decline in value below cost deemed to be other than temporary.

i) Inventory

Inventory is valued at the lower of cost or fair market value. Cost is determined using the weighted average method.

j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.

Income taxes are recognized as and when taxable income arises on an accrual basis. No taxable income arises during a tax holiday, as currently applicable to the Company's subsidiary ECMS.

k) Goodwill

Goodwill arising from consolidation is amortized over a period of fifteen years starting from May 21, 1998 in line with that for the license concession period.

l) Use of estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

m) Presentation in dollars

For convenience, the financial statements in Egyptian Pounds as at December 31, 1999 and for the year then ended have been translated to U.S. dollars using the applicable exchange rate at December 31, 1999 (U.S.$1=3.42 Egyptian Pounds). The dollar amounts presented in the financial statements should not be construed as representing amounts receivable, payable or convertible into dollars, unless indicated elsewhere in the notes to the consolidated financial statements.

NOTE 3—FIXED ASSETS

	Land	Building	Cell Sites	Computers	Office Equipments	Furniture & Fixtures	Vehicles	Leasehold Improvements	Total
	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.	L.E.
Cost									
Balance as of January 1, 1999	245	—	455,161	30,611	7,527	2,341	3,196	7,893	506,974
Additions	461	300	425,296	63,026	6,240	13,339	7,315	19,768	535,745
Disposals	—	—	—	(83)	(154)	(895)	—	—	(1,132)
Balance as of December 31, 1999	706	300	880,457	93,554	13,613	14,785	10,511	27,661	1,041,587
Accumulated Depreciation									
Balance as of January 1, 1999	—	—	40,446	849	260	77	105	205	41,942
Depreciation	—	2	96,676	12,720	2,341	1,255	1,629	3,696	118,319
Accumulated depreciation on disposals	—	—	—	(25)	(44)	(288)	—	—	(357)
Balance as of December 31, 1999	—	2	137,122	13,544	2,557	1,044	1,734	3,901	159,904
Net book value as of December 31, 1999	706	298	743,335	80,010	11,056	13,741	8,777	23,760	881,683
Net book value as of December 31, 1998	245	—	414,715	29,762	7,267	2,264	3,091	7,688	465,032

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 4—PRE-OPERATING EXPENSES

Changes in pre-operating expenses are as follows:

	1998 (note 2a)	1999
	L.E.	L.E.
Pre-operating expenses	25,413	22,513
Reclassification transfer from deferred expenses		147
Amortization of pre-operating expenses	(2,900)	(5,175)
Pre-operating expenses (net)	22,513	17,485

NOTE 5—DEFERRED EXPENSES

Deferred expenses as of December 31, 1998 and 1999 consist of the following:

	1998	1999
	L.E.	L.E.
Car phones	30,000	30,000
Capital increase..................................	800	1,193
GSM license	1,755,000	1,755,000
Costs related to loan agreement	—	24,075
Bonds underwriters' costs...........................	—	4,624
	1,785,800	1,814,892
Less accumulated amortization	(75,154)	(199,860)
	1,710,646	1,615,032

The GSM license agreement was signed between ECMS and ECT. This agreement gives ECMS the right to establish and operate a digital cellular mobile telephone network within Egypt. It is of fifteen years duration starting from May 21, 1998 and subject to renewal upon expiration. ECMS paid L.E. 1,755 million as a fee for this agreement.

In addition, ECMS is liable to pay annual fees to ECT based on fixed and variable amounts linked to the expansion of the network and its subscriber base, as well as related usage. The amounts paid for such incremental license fees in 1998 and 1999 were L.E. 102,212 and L.E. 119,102, respectively.

NOTE 6—GOODWILL

Goodwill arises from the excess of Mobinil's purchase price of L.E. 515,865 for its 51% investment in ECMS with a related fair value of L.E. 510,000 at the time of its privatization on May 21, 1998.

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 6—GOODWILL (Continued)

ECMS was privatized with a fair value of L.E. 1 billion attributed by the government for this purpose and recorded in its opening balance sheet as summarized below:

Long-term Assets	
Fixed assets	242,705
GSM license	1,755,000
Deferred charges	5,494
Total long-term assets	2,003,199
Current Assets	
Cash at banks	833,200
Inventory—SIM cards	2,958
Total current assets	836,158
Total Assets	2,839,357
Current Liabilities	
Amount due to National Bank of Egypt	2,000
Amount payable to ECT for GSM license	1,755,000
Other amount payable to ECT	81,157
Accrued share issuance costs	1,200
Total current liabilities	1,839,357
Shareholders' Equity	
Share capital	1,000,000
Total Liabilities and Shareholders' Equity	2,839,357

Changes in goodwill are as follows:

	1998	1999
	L.E.	**L.E.**
Opening balance	5,865	5,637
Amortization for 1998 and 1999	(228)	(1,588)
Closing balance	5,637	4,049

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 7—ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 1998 and 1999 consists of the following:

	1998	1999
	L.E.	L.E.
Service receivable	116,746	135,544
Distributor receivable	—	6,264
Roaming receivables	11,569	21,267
Allowance for doubtful debts	(28,337)	(27,496)
Accounts receivable (net)	99,978	135,579

NOTE 8—OTHER CURRENT ASSETS

Other current assets as of December 31, 1998 and 1999 consists of the following:

	1998	1999
	L.E.	L.E.
Advance payment to suppliers	31,352	108,382
Accrued interest	3,874	25,755
Others	4,755	2,462
Total	39,981	136,599

NOTE 9—CASH

Cash as of December 31, 1998 and 1999 consists of the following:

a). Cash on hand:

	1998 L.E.	1999 L.E.
Cash on hand	24	1,969

b) Cash at banks:

	1998	1999
*Current accounts	17,038	100,196
Checks under collection	—	6,293
**Current account for capital increase	400,800	—
Time deposits	20,388	371,732
Letters of guarantee-margin amount	336	262
	438,586	480,452

* The 1999 balance includes an amount of L.E. 23,000 which was transferred from the Commercial International Bank to the American Express Bank in order to subscribe in the American Express

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 9—CASH (Continued)

Bank Investment Fund, which was transacted on January 2, 2000 for 21,720 securities in a mutual fund at a cost of L.E. 1,058.91 for each security.

**   This account represents part of the capital increase which was released and made available at the beginning of January 1999.

NOTE 10—DUE TO AFFILIATED COMPANIES

Amounts due to affiliated shareholder companies as of December 31, 1998 and 1999 consist of the following:

	1998	1999
	L.E.	L.E.
France Telecom	347	45,864
Orascom Telecom	5,899	7,507
Motorola	63,001	102,841
Al Ahram Company	1,533	1,982
	70,780	158,194

NOTE 11—LONG-TERM LOANS

Long-term loans at December 31, 1998 and 1999 consist of the following:

	1998	1999
Bridging loans:		
Repayable in Egyptian Pounds	340,000	
Repayable in U.S. dollars—390,000	1,319,374	
Senior secured long-term credit facility:		
Repayable in Egyptian Pounds		988,000
Repayable in U.S. dollars—$220,000		752,840
	1,659,374	1,740,840

The bridging loans facility signed on May 9, 1998 for an equivalent $490,000, of which $100,000 was repayable in Egyptian Pounds, was refinanced by a new facility provided by a group of banks for an equivalent $570,000, of which $350,000 is repayable in Egyptian Pounds.

The new facility consists of the following elements:

— An International Tranche available in US dollars amounting to $220,000 for a period of six and a half years.

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 11—LONG-TERM LOANS (Continued)

— A Domestic Tranche available in Egyptian Pounds amounting to L.E. 1,190,000 for a period of seven and a half years, equivalent to $350,000 of which $30,000 is a revolving facility. At December 31, 1999, L.E. 202,000 had not been drawn down.

Both the International and the Domestic Tranches have been fully underwritten by the International Arrangers and the Domestic Arrangers respectively.

The interest rate for the International Tranche is to be calculated on an actual 360 days basis as the sum of:

(i) The London Inter Bank Offered Rate ("Libor") two Business Days prior to the commencement of each interest period; and

(ii) The Applicable Margin of 1.6% which can be decreased gradually to be 0.9% according to the growth in the Company's performance ratios.

The interest rate for the Domestic Tranche is to be calculated on an actual 360 days basis and is fixed at 11.25% per annum.

The facility is secured by a pledge of the Company's 51% share ownership of ECMS, a pledge of ECMS bank accounts used for revenue collection, a first priority commercial lien on present and future assets of ECMS, an assignment of insurance contracts, and an assignment of shareholders' subordinated loans.

The maturities of the above refinanced secured long-term credit facility for each of the five years subsequent to December 31, 1999 and thereafter are as follows:

Year	Currency	L.E. Amount
2000	—	—
2001	—	—
2002	Egyptian Pounds	98,800
	$48,889	167,298
2003	Egyptian Pounds	197,600
	$48,889	167,298
2004	Egyptian Pounds	197,600
	$48,889	167,298
Thereafter	Egyptian Pounds	494,000
	$73,333	250,946
		1,740,840

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 12—SHAREHOLDERS' LOANS

The Company received the following interest free loans from its shareholders during 1998 which remained outstanding at the end of 1998 and 1999:

	L.E.
France Telecom	236,682
Orascom Telecom	95,704
Motorola	181,305
	513,691

NOTE 13—BONDS

At an extraordinary general assembly meeting held on February 21, 1999, the shareholders approved the issuance of bonds for an amount of L.E. 340 million. On August 22, 1999 these bonds were privately placed to the extent of 70% and publicly subscribed to the extent of 30%. The provisions of the bonds include the following:

Type of issuance:	L.E. par value with fixed interest rate, marketable but non-convertible into shares and rank second after repayment of long-term loans.
Interest rate:	Fixed interest rate of 12.25% per annum due every six months.
Issue price:	At face value of L.E. 100 for each bond.
Term:	Eight years from issuance on August 22, 1999.
Payment:	The bonds will be paid in one installment at the end of the term. The Company has the right to repay the bonds before maturity.

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 14—CAPITAL

The Company's authorized capital amounts to L.E. 2,500,000 divided into 250,000 shares of nominal value L.E. 10 each. The Company's issued and paid capital amounts to L.E. 250,000 divided into 25,000 shares held in percentage terms as follows:

France Telecom	46.1%
Orascom Telecom	18.6%
Motorola	35.3%
	100.0%

The Company is in the process of increasing its share capital to L.E. 510,000,000 through the conversion of its shareholders' loans.

NOTE 15—INCOME TAXES

Mobinil and its subsidiaries are taxed separately without any group relief under Egyptian tax rules.

Mobinil, as a holding company, with no operations, has, as yet, no revenues in the form of dividends and only minimal expenses, and, accordingly, has no taxable income.

ECMS benefits from a five year tax holiday until December 31, 2003.

Upon becoming taxable, the financial statement carrying values of all assets and liabilities of ECMS will be deemed to be the same for tax purposes, so no temporary differences will need to be recognized for deferred tax purposes.

NOTE 16—RELATED PARTY TRANSACTIONS

During the period May 5, 1998 to December 31, 1998 and for the year ended December 31, 1999, the Company purchased cell site equipment, civil works, technical assistance, computer equipment and advertising from related party shareholders on an arms length basis as follows:

	1998 L.E.	1999 L.E.
France Telecom—technical assistance	14,017	31,355
Orascom Telecom—computer equipment	29,838	27,960
Motorola—cell site equipment	132,374	203,879
El Ahram Company—advertising	7,406	7,692

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 17—FINANCIAL INSTRUMENTS AND DERIVATIVES

The fair values of the Company's monetary assets and liabilities at December 31, 1998 and 1999 are deemed to approximate their carrying values, as market conditions in terms of interest rate and risk have been relatively stable for the periods from their initial recognition until year end.

In connection with the refinancing of the bridging loans facility by a new secured long-term credit facility as described under note 11, a tranche of $170 million repayable in U.S. dollars was replaced by a tranche repayable in Egyptian Pounds. To fund this U.S. dollar repayment, $68 million was financed internally and $102 million was financed externally through five swap contracts with three banks for periods between six and twelve months as detailed below with related fair values at December 31, 1999:

Date	Swap Period	US$ Amount	Swap Rate	Swap Value	Fair Value
September 21, 1999	12 months	20,000	3.4998	69,996	68,400
November 30, 1999	6 months	10,000	3.4730	34,730	34,200
November 30, 1999	9 months	10,000	3.5010	35,010	34,200
November 30, 1999	12 months	21,000	3.6691	77,051	71,820
November 30, 1999	12 months	41,000	3.4921	143,136	140,220

NOTE 18—RECONCILIATION BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

There are two main areas of difference between the reporting of the Company's transactions in accordance with international accounting standards and accounting principles generally accepted in the United States.

The Company defers and amortizes its pre-operating costs and capital increase expenses over five years as opposed to charging them directly to income as they arise. In addition, the Company directly recognizes in income connection fees paid upfront by new subscribers as opposed to deferring them as income to be amortized over four years, the estimated average customer retention period.

MOBINIL FOR TELECOMMUNICATION
(EGYPTIAN JOINT STOCK COMPANY)

Notes To The Consolidated Financial Statements (Continued)

In Accordance with International Accounting Standards
For the Period May 5 to December 31, 1998
and the Year Ended December 31, 1999

(In Thousands of Egyptian Pounds Except Share Data)

NOTE 18—RECONCILIATION BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (Continued)

The effects of these differences on net income for the period May 5 to December 31, 1998 and the year ended December 31, 1999, and on stockholders' equity (deficit) at December 31, 1998 and 1999, as shown in the consolidated financial statements are as follows:

	1998 L.E.	1999 L.E.
Net income (loss) as shown in the consolidated financial statements	(83,338)	65,286
Description of items having the effect of increasing reporting income:		
Amortization of pre-operating costs and capital increase expenses		2,781
Description of items having the effect of decreasing reporting income:		
Write off of deferred balances of pre-operating costs and capital increase expenses	(11,836)	(280)
Deferral of connection fee revenue	(41,627)	(136,915)
Net loss in accordance with accounting principles generally accepted in the United States	(136,801)	(69,128)
Shareholders' equity (deficit) as shown in the consolidated financial statements ..	(83,088)	(17,802)
Description of items having the effect of decreasing equity:		
Write-off of deferred balance of pre-operating costs and capital increase expenses	(11,836)	(9,335)
Deferral of connection fee revenue	(41,627)	(178,542)
Shareholders' equity (deficit) according to generally accepted accounting principles in the United States	(136,551)	(205,679)

UAB OMNITEL

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

UAB OMNITEL

Financial Statements

December 31, 1998 and 1999

Contents

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of UAB Omnitel

We have audited the accompanying balance sheets of UAB Omnitel as of December 31, 1998 and 1999, and the related statements of income, stockholders' equity and comprehensive income and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UAB Omnitel as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Vilnius Lithuania,
April 9, 2000
KPMG Lietuva

Leif René Hansen
Danish State Authorised
Public Accountant

UAB OMNITEL

Balance Sheets
December 31, 1998 and 1999

(In Thousands of Lithuanian Litas)

Note		1998	1999	Convenience Translation (Note 1j) 1999 (Unaudited) US $ (000s)
	Assets			
	Current assets			
2	Cash at bank and in hand	19,905	75,750	$ 18,938
3	Accounts receivable, net	31,258	24,178	6,044
4	Inventory, net	15,235	5,328	1,332
5	Other current assets	6,836	3,395	849
	Total current assets	73,234	108,651	27,163
6	Property, plant and equipment, net	317,578	318,894	79,724
	Other long-term assets	—	207	51
		390,812	427,752	$106,938
	Liabilities and Stockholders' Equity			
	Current liabilities			
7	Current installments of long-term debt	99,376	30,555	$ 7,638
	Interest payable	4,575	1,198	300
	Accounts payable	24,534	20,529	5,132
	Taxes and duties payable	2,199	10,545	2,636
8	Other current liabilities	4,365	8,298	2,075
	Total current liabilities	135,049	71,125	17,781
7	Long-term debt, excluding current installments	116,534	86,176	21,544
9	Other liabilities	—	1,085	271
	Total liabilities	251,583	158,386	39,596
	Stockholders' equity			
10	Common stock	39,689	39,689	9,922
	Additional capital	16,031	16,031	4,008
10	Retained earnings	83,509	213,646	53,412
	Total stockholders' equity	139,229	269,366	67,342
11	Commitments and contingencies	—	—	—
		390,812	427,752	$106,938

See accompanying notes to the financial statements.

UAB OMNITEL

Statements of Income

Years Ended December 31, 1997, 1998 and 1999

(In Thousands of Lithuanian Litas Except Share Data)

Note		1997	1998	1999	Convenience Translation (Note 1j) 1999
					(Unaudited) US $ (000s)
12	Net sales	201,510	366,631	354,513	$ 88,628
13	Cost of sales, products and equipment	(95,486)	(149,839)	(89,531)	(22,382)
	Gross profit	106,024	216,792	264,982	66,246
14	Selling, general and administrative expenses	(64,908)	(98,119)	(75,043)	(18,761)
	Depreciation	(19,030)	(29,846)	(39,626)	(9,907)
	Operating income	22,086	88,827	150,313	37,578
15	Interest expense, net	(7,875)	(14,635)	(11,064)	(2,766)
16	Other income (expense), net	1,312	(667)	164	41
	Income before income taxes	15,523	73,525	139,413	34,853
17	Income taxes	0	0	(9,276)	(2,319)
	Net income	15,523	73,525	130,137	$ 32,534
18	Basic earnings per share	0.39	1.85	3.28	$ 0.82

See accompanying notes to the financial statements.

UAB OMNITEL

Statement of Changes in Stockholders' Equity and Comprehensive Income
Years Ended December 31, 1997, 1998 and 1999
(In Thousands of Lithuanian Litas)

	Common Stock	Additional Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 1996	35,720	—	(5,539)	30,181
Net income			15,523	15,523
Comprehensive income				15,523
Issuance of stock	3,969	16,031		20,000
Balances at December 31, 1997	39,689	16,031	9,984	65,704
Net income			73,525	73,525
Comprehensive income				73,525
Balances at December 31, 1998	39,689	16,031	83,509	139,229
Net income			130,137	130,137
Comprehensive income				130,137
Balances at December 31, 1999	39,689	16,031	213,646	269,366

	(Unaudited) US $ (000's)
Convenience Translation (Note 1j)	
Balances at December 31, 1998	$34,807
Net income	32,534
Comprehensive income	32,534
Balances at December 31, 1999	$67,341

UAB OMNITEL

Statements of Cash Flows

Years Ended December 31, 1997, 1998 and 1999

(In Thousands of Lithuanian Litas)

	1997	1998	1999	Convenience Translation (Note 1j) 1999 (Unaudited) US $ (000s)
Cash flows from operating activities:				
Net Income	15,523	73,525	130,137	32,534
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	19,030	29,846	39,626	9,906
Provision for bad and doubtful accounts receivable	2,911	4,547	(4,997)	(1,249)
Provision for slow moving and obsolete items on stock	230	778	(660)	(165)
Provision for warranties	—	—	171	43
Deferred income tax provision	—	—	914	229
Decrease (increase) in accounts receivable	(26,725)	(242)	12,077	3,019
Decrease (increase) in inventory	(3,377)	(8,097)	10,567	2,642
Decrease (increase) in other current assets	(5,401)	1,559	3,441	860
Increase in other long-term assets	—	—	(207)	(52)
Increase (decrease) in interest payable	269	2,904	(3,377)	(844)
Increase (decrease) in accounts payable	2,533	(22,873)	(4,005)	(1001)
Increase in taxes and duties payable	678	788	8,346	2,087
Increase in other liabilities	716	1,352	3,933	983
Net cash provided by operating activities	6,387	84,087	195,966	48,992
Cash flows from investing activities:				
Acquisition of long term assets	(97,457)	(133,761)	(41,082)	(10,271)
Proceeds from disposals of fixed assets	180	2,269	140	35
Net cash used in investing activities	(97,277)	(131,492)	(40,942)	(10,236)
Cash flows from financing activities:				
Proceeds from issuance of common stock	20,000	—	—	—
Proceeds from issuance of long-term debt	135,457	111,241	6,277	1,569
Principal payments on long-term debt	(57,200)	(60,345)	(104,934)	(26,233)
Net changes in leasing obligations	464	629	(522)	(131)
Net cash provided by (used in) financing activities	98,721	51,525	(99,179)	(24,795)
Net increase in cash and cash equivalents	7,831	4,120	55,845	13,961
Cash and cash equivalents at the beginning of the year	7,954	15,785	19,905	4,977
Cash and cash equivalents at the end of the year	15,785	19,905	75,750	18,938

The Company paid tLitas 7,880, 11,973 and 16,011 for interest and no income taxes in 1997, 1998 and 1999 respectively.

See accompanying notes to the financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(a) Description of Business

The Company was formed on March 16, 1995 and operates its own cellular telecommunications network in Lithuania under 10 year licenses subsequently granted in 1997 and 1998. It sells airtime, both on a postpaid and prepaid basis, and telephone handsets to subscriber customers, mainly for mobile and internet usage.

(b) Accounts Receivable

Accounts receivable are carried at cost less an allowance for doubtful accounts based on specific balances and general experience.

(c) Inventories

Inventories are stated at the lower cost or market price using the first-in, first-out method, less an allowance for slow moving items.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation or at an impairment value, where lower for reasons not considered temporary. Depreciation is provided on a straight-line basis over the expected useful lives of the assets.

The expected useful lives are as follows:

Buildings	40 years
Telecommunication and other equipment	7 years
Satellite station, GSM	10 years
Office equipment and cars	5 years
License	10 years
Software	1-5 years

Tangible fixed assets with a cost of less than tLitas 3 and with a useful life shorter than one year are charged to income in the year of acquisition.

(e) Warranty Provision

The Company provides customers with a one year warranty period under which it undertakes to replace or repair defective telephones.

A warranty provision is calculated based on the ratio of estimated repair costs in relation to the current sales volume.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

(f) Revenue Recognition

Revenue from airtime is recognized based on actual and accrued billings for usage by post-paid subscribers, and deferred and recognized based on usage by pre-paid customers. There are no connection fees. Equipment sales are recorded at the time of delivery of the mobile telephones.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Litas at the exchange rates ruling at the transaction date.

Balances denominated in foreign currencies are translated into Litas at the exchange rates ruling at year end. Realised and unrealised foreign currency exchange gains and losses are recognised in income.

(i) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from these estimates.

(j) Convenience Translation

For convenience, the Lithuanian Litas amounts presented in the Company's financial statements at December 31, 1999 and for the year then ended have also been presented in U.S. dollars using the applicable exchange rate at December 31, 1999 [U.S. $1=4 Lithuanian Litas]. The dollar amounts in the financial statements should not be construed as representing amounts convertible into dollars, unless otherwise indicated in the notes to the financial statements.

NOTE 2—CASH AT BANK AND IN HAND

The use of cash accounts to the extent of tLitas 5,103 with Citibank is restricted to the repayment of the loan from the Overseas Private Investment Corporation of tLitas 80,160. The Debt Service Escrow Account (special account with Citibank) is fully funded in accordance with the requirements of the Second Restated and Amended Loan Agreement.

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 3—ACCOUNTS RECEIVABLE

	1998	1999
Customer receivables	38,986	26,909
Allowance for bad and doubtful receivables	(7,728)	(2,731)
Accounts receivable, net	31,258	24,178

The activity in the allowance for bad and doubtful receivables for the years ended December 31, 1997, 1998 and 1999 follows:

	1997	1998	1999
Allowance for bad and doubtful receivables at beginning of the year	270	3,181	7,728
Additions charged to bad debt expense	7,132	17,418	7,342
Write-downs charged against the allowance	(4,221)	(12,871)	(12,339)
Allowance for bad and doubtful receivables at end of the year	3,181	7,728	2,731

NOTE 4—INVENTORY

	1998	1999
Goods for resale	16,688	5,465
Materials and spare parts	10	581
Other	137	222
	16,835	6,268
Less allowance for slow moving and obsolete items	(1,600)	(940)
Inventory, net	15,235	5,328

NOTE 5—OTHER CURRENT ASSETS

	1998	1999
Other receivables	1,344	522
Advances to suppliers	2,038	1,319
Prepaid expenses	3,454	1,554
	6,836	3,395

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 6—PROPERTY PLANT AND EQUIPMENT

	Land and buildings	GSM equipment	Vehicles	Other equipment	Construction in progress	License and software	Total
Cost at January 1, 1999	12,320	282,179	2,509	39,245	42,660	3,084	381,997
Additions during the year	12		788	5,402	34,103	777	41,082
Transfers in (out)	95	59,230			(59,325)		—
Disposals		(90)		(38)		(53)	(181)
Cost at December 31, 1999	12,427	341,319	3,297	44,609	17,438	3,808	422,898
Accumulated depreciation at January 1, 1999	(570)	(49,088)	(634)	(13,433)	—	(694)	(64,419)
Depreciation during the year	(429)	(30,941)	(437)	(6,957)	—	(862)	(39,626)
Depreciation on disposals		22		4	—	15	41
Accumulated depreciation at December 31, 1999	(999)	(80,007)	(1,071)	(20,386)	—	(1,541)	(104,004)
Net book value at December 31, 1999	11,428	261,312	2,226	24,223	17,438	2,267	318,894
Net book value at December 31, 1998	11,749	233,091	1,876	25,812	42,660	2,390	317,578

NOTE 7—LONG-TERM DEBT

	1998	1999
Interest bearing loans	147,757	116,160
Bills of exchange	67,060	—
Leasing obligations	1,093	571
	215,910	116,731
Less—current installments	(99,376)	(30,555)
	116,534	86,176

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 7—LONG-TERM DEBT (Continued)

Interest bearing loans consist of the following:

	Currency	Interest rate	Outstanding December 31, 1998	Outstanding December 31, 1999
Overseas Private Investment Corporation (OPIC) (secured loan)	USD	7.63%	12,000	12,000
Overseas Private Investment Corporation (OPIC) (secured loan)	USD	8.30%	85,200	68,160
Merita Bank (secured loan)	USD	6 months LIBOR plus variable margin	36,000	36,000
Merita Bank (secured loan)	USD	7.53%	11,520	—
Siemens	DEM	6.50%	3,037	—
Total interest bearing loans			147,757	116,160

Terms of repayment of loans to Overseas Private Investment Corporation and Merita Bank to be paid back in USD:

	2000	2001	2002	2003	Total
OPIC	17,040	17,040	17,040	17,040	68,160
OPIC	4,000	4,000	4,000		12,000
Merita Bank	9,000	9,000	18,000		36,000
	30,040	30,040	39,040	17,040	116,160

Under the loan agreement with the Overseas Private Investment Corporation amounting to tLitas 80,160, the Company pledges all its assets with the book value of tLitas 427,752 as at December 31, 1999, including any related insurance payments, but excluding a GSM station carried at tLitas 1,301 pledged to a bank for a customs guarantee.

NOTE 8—OTHER CURRENT LIABILITIES

	1998	1999
Advances received	3,147	1,808
Other payables	1,218	6,490
	4,365	8,298

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 9—OTHER LIABILITIES

	1998	1999
Warranty provision	—	171
Deferred taxes	—	914
	—	1,085

NOTE 10—COMMON STOCK AND RETAINED EARNINGS

At December 31, 1996 common stock comprises 35,720,000 shares of Litas 1 (one). 3,968,889 additional shares were issued during 1997, so that 39,688,889 shares are issued and outstanding at December 31, 1999. No shares have special rights.

The members of the Board have the following nominal shareholdings in the Company, based on the common stock of tLitas 39,689:

	Shares	Per cent of the share capital
Viktoras Gediminas Gruodis	1,230,094	3.1%
Amber Mobile Teleholding AB represented by: Aimo Olkkonen	21,828,889	55.0%
Motorola Lithuania Telecom, Inc. represented by: Kyle Spainhour	13,891,111	35.0%

Included in retained earnings is an amount of tLitas 167 not available for distribution as required under Lithuanian Company Law.

NOTE 11—COMMITMENTS AND CONTINGENCIES

According to the purchase orders made in 1999, the Company has an obligation of tLitas 8,514 to acquire equipment and telephones. The value of the obligation is based on the exchange rate at December 31, 1999.

Vilniaus Bankas has issued a guarantee of tLitas 1,500 in favour of Omnitel for the customs clearance procedures. The collateral for the guarantee is a pledge of a GSM station with a book value of tLitas 1,301.

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 11—COMMITMENTS AND CONTINGENCIES (Continued)

Omnitel signed rent agreements for land and buildings with a maturity varying from one to ten years, under non-cancelable operating leases, for which the future minimum lease payments as of December 31, 1999 are as follows (in tLitas):

Year	Amount
2000	2,432
2001	1,708
2002	1,573
2003	1,353
2004	1,213
Due after 5 years	3,553
	11,832

Total rent expenses associated with the above leases for the years ended December 31, 1997, 1998 and 1999 was tLitas 1,066, tLitas 2,337 and tLitas 2,851 respectively.

NOTE 12—SALES AND SERVICE REVENUES

	1997	1998	1999
GSM and other unit sales	37,187	40,270	21,912
GSM service revenue	153,513	312,460	320,817
Data service revenue	5,615	8,233	10,061
Other service revenue*	5,195	5,668	1,723
	201,510	366,631	354,513

* In 1999 the Company ceased its operations related to segment administration and sold the business to France Telecom.

NOTE 13—COST OF SALES, PRODUCTS AND EQUIPMENT

	1997	1998	1999
GSM unit costs and price protection	68,352	94,618	30,375
Interconnect and roaming expenses	21,908	40,320	41,251
Internet and data network expenses	2,037	3,909	4,649
Intelsat expenses	1,217	1,951	2,453
Frequency channels expenses	1,972	4,222	4,544
Software maintenance expenses	—	4,819	6,259
	95,486	149,839	89,531

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 14—SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	1997	1998	1999
Sales commissions	27,026	27,894	6,955
Airtime commissions	2,186	5,337	5,382
Advertising expenses	6,612	8,302	7,630
Salaries, social security costs and bonuses	10,676	19,615	24,064
Office expenses	2,599	3,776	4,579
Billing expenses	1,083	2,111	2,608
Bank charges and insurance	1,382	2,243	2,383
Operating taxes and charges	1,319	2,811	6,419
Travelling and training expenses	937	1,411	1,311
Bad debt costs	7,132	17,418	7,342
Other expenses	3,956	7,201	6,370
	64,908	98,119	75,043

NOTE 15—INTEREST EXPENSE, NET

	1997	1998	1999
Interest expense for long-term debt	795	7,854	7,739
Interest expense for short-term financing	7,354	7,023	4,895
Interest income	(274)	(242)	(1,570)
	7,875	14,635	11,064

NOTE 16—OTHER INCOME (EXPENSE), NET

	1997	1998	1999
Currency exchange gain (loss), net	305	(624)	405
Other income (expense), net	1,007	(43)	(241)
	1,312	(667)	164

NOTE 17—INCOME TAXES

The Company benefits from tax holidays under Article 8 of the Law on Profit Tax.

Under this law, the Company was totally exempt for five years from Lithuanian income taxes until June 30, 1999, and after this date is only subject to income taxes at half the regular rate of tax for three years until June 30, 2002. Thereafter, it is subject to the full regular rate.

Actual and deferred taxes have been provided as from July 1, 1999. At that date, the financial statement carrying amounts of assets and liabilities are deemed by the fiscal authorities to be the same as their tax bases. In particular the written down values of property, plant and equipment have been

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 17—INCOME TAXES (Continued)

historically depreciated at rates allowed for tax purposes, and, accordingly, there are no temporary differences for tax deferral recognition prior to July 1, 1999.

Income taxes charged for 1999, but only based on the results of the period from July 1 to December 31, 1999 consist of the following:

	1999
Income tax	8,362
Deferred tax	914
	9,276

Income tax is based on income before income taxes of tLitas 66,406, adjusted for permanent differences and special allowances to produce a taxable income of tLitas 57,672 to which a rate of 14.5% is applied, being half the regular rate of 29% applicable to 1999.

Temporary differences arise on certain current assets and liabilities, which are recovered or settled within short periods of one to six months. With the introduction of 100% first year depreciation for tax purposes in 1999, significant temporary differences arise on property, plant and equipment, which for financial statement purposes continue to be depreciated over their respective useful lives, in some cases extending to 2006.

Due to a new regular rate of tax of 24% being enacted for 2000 and beyond, until further notice, half of this rate has been applied to temporary differences expected to be eliminated up to June 30, 2002 and the full rate thereafter.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are presented below:

Deferred tax asset:	
Accrued products and services	112
Accrued holiday reserve	214
Accrued bonuses and related social security taxes	144
Accrued income for prepaid services	366
Allowance for inventory items	133
Total gross deferred tax assets	969
Deferred tax liability:	
Accrued receivable	21
Depreciation	1,862
Total gross deferred tax liabilities	1,883
Net deferred tax liability	914

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 18—EARNINGS PER SHARE

The calculation of earnings per share is based on:

- net income for the year attributable to ordinary shareholders of tLitas 130,137 (1998: tLitas 73,525, 1997: tLitas 15,523); and
- weighted average number of ordinary shares outstanding during the year of 39,688,889 shares (1998 and 1997: 39,688,889 shares).

The Company has no dilutive potential ordinary shares and therefore the diluted earnings per share are the same as basic earnings per share.

NOTE 19—RELATED PARTY TRANSACTIONS

UAB Omnitel has a related party relationship with Amber Mobile Teleholding AB, owned by Sonera and Telia and other shareholders.

UAB Omnitel has purchased and sold goods and services from the following related parties:

	1997		1998		1999	
	Purchases	Sales	Purchases	Sales	Purchases	Sales
Telia AB and its subsidiaries and associates	84	575	113	1,218	2,786	1,384
Sonera Corporation and its subsidiaries and associates	53	808	85	1,755	224	2,013
Motorola Inc., subsidiaries and associates	6,961	44	57,894	3,060	21,297	1

UAB Omnitel has the following balances due from/to related parties:

	1997		1998		1999	
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Telia AB and its subsidiaries and associates	—	—	—	—	56	222
Sonera Corporation and its subsidiaries and associates	—	—	—	—	147	73
Motorola Inc., subsidiaries and associates		47,612		47,403	—	2,567

All transactions with related companies are based on arm-length principles.

During 1999 Directors of the Company received remuneration in the form of salaries and bonuses amounting to tLitas 4,792.

(In Thousands of Lithuanian Litas Except Share Data)

NOTE 20—FOREIGN CURRENCY, FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

At December 31, 1999, the Company held the following positions in foreign currencies, translated at the exchange rates ruling at the balance sheet date:

	USD	DEM	EUR	SDR	GBP	Other currency
Prepayments	50	71			13	14
Accounts receivable	519			3,556	—	—
Cash at bank and in hand	72,783	6	35	—	—	7
Deferred expenses	32					
Long-term debt	(86,120)	—	(33)	—	—	—
Short-term debt	(30,040)	—	(164)	—	—	—
Interest payable	(1,198)					
Accounts payable	(6,498)	(485)	(197)	(2,470)	(229)	(475)
December 31, 1999	(50,472)	(408)	(359)	1,086	(216)	(475)
December 31, 1998	(208,469)	(8,588)	(646)	294	175	(121)
December 31, 1997	(167,228)	(5,221)	35	(1,048)	(662)	(72)

The fair values of the Company's financial instruments, particularly the long-term debt, are considered to approximate the carrying values at the respective balance sheet dates.

The Company had no involvement in derivative financial instruments.

PELLA INVESTMENT COMPANY

(A LIMITED LIABILITY COMPANY)
AMMAN-JORDAN
Consolidated Financial Statements
(In Jordanian Dinar)

December 31, 1998 and 1999
(With Independent Auditors' Report Thereon)

PELLA INVESTMENT COMPANY
(A LIMITED LIABILITY COMPANY)

AMMAN-JORDAN

DECEMBER 31, 1998 and 1999

(In Jordanian Dinar)

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

AM/ 9149

To the Shareholders of
Pella Investment Company
Amman-Jordan

We have audited the accompanying consolidated balance sheet of Pella Investment Company (a limited liability company) as of December 31, 1998 and 1999, and the related consolidated statement of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing, which are substantially similar to auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Pella Investment Company as of December 31, 1998 and 1999 and the results of its operations, and its cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with International Accounting Standards.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. In our opinion, based on our audits, application of accounting principles generally accepted in the United States would have affected the determination of the amount shown as net profit for the years ended December 31, 1998 and 1999 and the total amount of shareholders' equity as of December 31, 1998 and 1999 to the extent summarized in Note 31 to the consolidated financial statements.


Saba & Co.
Member Firm of Deloitte Touche
Tohmatsu


Amman-Jordan
May 11, 2000

PELLA INVESTMENT COMPANY
(A LIMITED LIABILITY COMPANY)
AMMAN-JORDAN
Consolidated Balance Sheet
(In Jordanian Dinar)

	December 31,		Convenience Translation Note (3l)
	1998	**1999**	**1999**
	JD	**JD**	**(unaudited) US $ (000s)**
ASSETS			
Current Assets:			
Cash on hand and at banks (Note 4)	17,353,673	3,367,674	4,743
Short-term investments (Note 5)	250,000	—	—
Accounts receivable—net (Note 6)	12,473,832	16,034,985	22,585
Inventories (Note 7)	1,328,453	1,240,266	1,747
Prepaid expenses, refundable deposits and accrued revenue (Note 8)	795,728	1,318,568	1,857
Total Current Assets	32,201,686	21,961,493	30,932
Intangible Assets:			
License fees—net (Note 9)	5,090,948	4,621,015	6,508
MTS compensation—net (Note 10)	5,163,956	2,175,181	3,064
Spectrum clearance compensation—net (Note 11)	131,297	55,097	78
Other intangible assets—net (Note 12)	483,944	701,436	987
Pre-operating expenses—net (Note 13)	635,049	267,469	377
Total Intangible Assets	11,505,194	7,820,198	11,014
Fixed Assets (Note 14)			
Fixed assets—at cost	57,403,795	79,837,015	112,446
Less: Accumulated depreciation	(13,657,011)	(20,861,949)	(29,383)
Net Book Value of Fixed Assets	43,746,784	58,975,066	83,063
Fixed Assets to be Deployed	13,212,910	11,665,946	16,431
TOTAL ASSETS	100,666,574	100,422,703	141,440

The accompanying notes constitute an integral part of these consolidated financial statements.

PELLA INVESTMENT COMPANY
(A LIMITED LIABILITY COMPANY)

AMMAN-JORDAN

Consolidated Balance Sheet

(In Jordanian Dinar)

	December 31, 1998 JD	December 31, 1999 JD	Convenience Translation Note (31) 1999 (unaudited) US $ (000s)
LIABILITIES			
Current Liabilities:			
Accounts payable (Note 15)	37,585,132	27,707,361	39,024
Accrued expenses (Note 16)	2,778,011	643,166	906
Deferred revenue (Note 17)	997,778	1,025,944	1,445
Current portion of long-term loans (Note 20)	4,318,313	3,564,000	5,020
Total Current Liabilities	45,679,234	32,940,471	46,395
Customers' Deposits (Note 18)	6,959,739	6,725,869	9,473
Shareholders' Loans (Note 19)	1,957,035	1,957,035	2,756
Long-term Loans (Note 20)	16,075,563	14,339,000	20,196
SHAREHOLDERS' EQUITY			
Paid-up capital	21,240,000	21,240,000	29,915
Statutory reserve	1,505,291	3,419,486	4,816
Accumulated profit	7,249,712	19,800,842	27,889
Total Shareholders' Equity	29,995,003	44,460,328	62,620
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	100,666,574	100,422,703	141,440

The accompanying notes constitute an integral part of these consolidated financial statements.

PELLA INVESTMENT COMPANY

(A LIMITED LIABILITY COMPANY)

AMMAN-JORDAN

Consolidated Statement of Income

(In Jordanian Dinar)

	For the Year Ended December 31,			Convenience Translation Note (3l)
	1997	**1998**	**1999**	**1999**
	JD	**JD**	**JD**	**(unaudited) US $ (000s)**
Service:				
Service revenue	32,940,543	57,726,789	68,684,813	96,740
Less: Interconnection charges (Note 21)	(4,721,143)	(7,254,161)	(8,883,661)	(12,512)
Other direct costs (Note 22)	(9,103,025)	(15,259,836)	(12,860,141)	(18,113)
Net Income from Service	19,116,375	35,212,792	46,941,011	66,115
Equipment:				
Equipment sales	935,956	1,590,889	1,800,688	2,536
Less: Cost of equipment sold	(1,500,572)	(3,268,217)	(3,576,545)	(5,037)
Net (Loss) from Sale of Equipment	(564,616)	(1,677,328)	(1,775,857)	(2,501)
Gross profit	18,551,759	33,535,464	45,165,154	63,614
Less: Revenue sharing (Note 23)	(5,656,905)	(9,412,545)	(11,959,499)	(16,844)
General and administrative expenses (Note 24)	(8,206,930)	(10,221,735)	(12,370,773)	(17,424)
Net Operating Profit	4,687,924	13,901,184	20,834,882	29,346
Less: Interest on bank loans	(2,545,544)	(2,404,769)	(2,133,647)	(3,005)
Add: Other income (Note 25)	596,413	817,693	589,824	831
Net Profit for the Year before Income Tax	2,738,793	12,314,108	19,291,059	27,172
Less: Income Tax	—	(3,100,091)	(4,825,734)	(6,797)
Net Profit for the Year	2,738,793	9,214,017	14,465,325	20,375
Accumulated profit (loss)—beginning of the year	(3,197,807)	(732,894)	7,264,627	10,232
	(459,014)	8,481,123	21,729,952	30,607
Appropriation:				
Statutory reserve	273,880	1,231,411	1,929,110	2,717
Accumulated Profit—End of the Year	(732,894)	7,249,712	19,800,842	27,889
	(459,014)	8,481,123	21,729,952	30,606

The accompanying notes constitute an integral part of these consolidated financial statements.

PELLA INVESTMENT COMPANY
(A LIMITED LIABILITY COMPANY)
AMMAN-JORDAN
Consolidated Statement of Changes in Shareholders' Equity
(In Jordanian Dinar)

	For the Year Ended December 31,			Convenience Translation Note (31)
	1997	**1998**	**1999**	**1999**
	JD	**JD**	**JD**	**(unaudited) US $ (000s)**
Paid-up Capital:				
Beginning Balance	21,240,000	21,240,000	21,240,000	29,915
Increase during the year	—	—	—	—
Ending Balance	21,240,000	21,240,000	21,240,000	29,915
Statutory Reserve:				
Beginning Balance	—	273,880	1,490,376	2,099
Increase during the year	273,880	1,231,411	1,929,110	2,717
Ending Balance	273,880	1,505,291	3,419,486	4,816
Accumulated Profit (Loss):				
Beginning balance	(3,197,807)	(732,894)	7,264,627	10,232
Net profit for the year	2,738,793	9,214,017	14,465,325	20,374
Transfer to statutory reserve	(273,880)	(1,231,411)	(1,929,110)	(2,717)
Ending Balance	(732,894)	7,249,712	19,800,842	27,889

The accompanying notes constitute an integral part of these consolidated financial statements.

PELLA INVESTMENT COMPANY
(A LIMITED LIABILITY COMPANY)
AMMAN-JORDAN
Consolidated Statement of Cash Flows
(In Jordanian Dinar)

	For the Year Ended December 31,			Convenience Translation Note (3l)
	1997	1998	1999	1999
	JD	JD	JD	(unaudited) US $ (000s)
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net profit for the year	2,738,793	9,214,017	14,465,325	20,375
Adjustments for:				
MTS compensation amortization	2,988,768	2,995,118	2,988,775	4,209
Spectrum clearance compensation amortization	76,199	69,850	76,200	107
License fees amortization	469,932	469,932	469,933	662
Other intangible assets amortization	22,466	44,023	145,298	205
Fixed assets depreciation	4,288,975	6,525,203	7,394,512	10,415
Amortization of pre-operating expenses	367,500	367,500	367,580	518
Provision for doubtful debts and bad debts written-off	1,016,209	1,375,230	2,506,506	3,530
Provision for inventory write-down	305,277	—	—	—
Stock write-down	677,926	61,496	259,642	366
Loss on disposal of fixed assets	224,058	10,063	18,309	26
Prior year adjustments	(14,692)	—	—	—
Interest expense	2,545,544	2,404,769	2,133,647	3,005
Net Cash Flows from Operating Activities before Changes in Working Capital	15,706,955	23,537,201	30,825,727	43,418
(Increase) in accounts receivable	(3,244,720)	(7,797,900)	(6,067,659)	(8,546)
(Increase) decrease in inventory	7,461	(370,480)	(171,455)	(241)
(Increase) in prepaid expenses and refundable deposits	(121,801)	(111,982)	(522,840)	(736)
(Decrease) increase in accounts payable	8,101,299	4,114,199	(2,572,305)	(3,623)
(Decrease) increase in accrued expenses	843,409	1,049,763	(1,706,886)	(2,404)
Increase in deferred revenue	246,198	174,070	28,166	40
Customer deposits	1,859,074	2,038,224	(233,870)	(329)
Cash from Operations	23,397,875	22,633,095	19,578,878	27,579
Interest paid	(2,329,023)	(2,450,643)	(2,561,606)	(3,608)
Net Cash from Operating Activities	21,068,852	20,182,452	17,017,272	23,971
CASH FLOWS FROM INVESTING ACTIVITIES:				
Other intangible assets paid	(164,000)	(331,500)	(362,790)	(511)
Acquisition of fixed assets	(11,206,526)	(7,962,276)	(3,273,306)	(4,610)
Purchase of investments	—	(250,000)	(250,000)	(352)
Proceed from sale of investments	—	—	500,000	704
Additions on fixed assets to be deployed	(2,427,591)	(1,094,019)	(4,201,328)	(5,917)
Proceeds from sale of fixed assets	75,680	19,205	100	—
Net Cash (used in) Investing Activities	(13,722,437)	(9,618,590)	(7,587,324)	(10,686)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Repayment of notes payable	—	—	(20,925,071)	(29,472)
Payment of loans	—	(3,254,374)	(2,490,876)	(3,508)
Net Cash (used in) from Financing Activities	—	(3,254,374)	(23,415,947)	(32,980)
(Decrease) Increase in Cash and Cash Equivalents	7,346,415	7,309,488	(13,985,999)	(19,695)
Cash and Cash Equivalents—beginning of the year	2,697,770	10,044,185	17,353,673	24,442
Cash and Cash Equivalents—End of the Year	10,044,185	17,353,673	3,367,674	4,747

The accompanying notes constitute an integral part of these consolidated financial statements.

PELLA INVESTMENT COMPANY

(A LIMITED LIABILITY COMPANY)

AMMAN-JORDAN

Notes to Consolidated Financial Statements

(In Jordanian Dinar)

NOTE 1—GENERAL

Pella Investment Company was registered in Jordan on March 19, 1994 as a limited liability Company in accordance with the Companies Law No. 1 of 1989, under registration No. 3497 with initial capital of JD 100,000. During 1996, the Company increased its paid-up capital to JD 21,240,000. The Company had an exclusivity agreement through its subsidiary (Jordan Mobile Telephone Services Company) with the Telecommunication Regulatory Commission which ended on November 1, 1998. As of November 1st, 1998, other companies are permitted to enter into the same business. Consequently, another company (MobileCom) was recently granted a license to operate a GSM cellular telephone network in Jordan. They are still in the setup stage and will start operations later during the year 2000.

NOTE 2—BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the financial statements of Jordan Mobile Telephone Services Company "JMTS" (a wholly owned subsidiary), registered in Jordan on November 13, 1993 as a limited liability company in accordance with the companies law No. 1 of 1989 under registration No. 3364.

Inter-Company transactions and balances are eliminated from the consolidated financial statements.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES

a. Revenue is measured at the fair value of the consideration received or receivable and recognized when services are rendered and when equipment is sold.

b. Cash and cash equivalents consist of cash on hand and at banks.

c. Accounts receivable are stated at net realizable value. Doubtful debts are provided for at a rate ranging from 3.5% to 7% of service revenue less roaming and Jordan Telecommunication Company "JTC" service revenue, adjusted for individual account balances at year-end.

d. Inventories are stated at the lower of cost, following the first-in first-out method, or net realizable value.

e. License fees are amortized over the life of the license of 15 years, starting from the date of signing the license agreement. MTS compensation and spectrum clearance compensation are amortized over 5 years, from the date of commencement of operations. Other intangible assets, which include key money, and license fees paid to Royal Air Force, are amortized over 5 years (starting from the date of signing the agreement with Royal Air Force for the license fees).

f. Expenses and key money incurred in the pre-operating stage were deferred until the commencement of operations on September 23, 1995, as of which date they have been amortized over 5 years.

g. Key money arising from newly rented centers and shops is amortized over 5 years from the date of acquisition. The term "Key money" refers to the one-time payment by the tenant to the landlord when renting a store or an office.

h. Fixed assets are stated at cost, and depreciated using the straight line method at annual rates ranging from 2% to 25%.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.   Short-term investments are stated at the lower of cost or market value at year end.

j.   The Company provides for income tax in accordance with IAS 12. Deferred taxation is accounted for under the liability method in accordance with IAS 12, for the difference between the book and the tax basis for assets and liabilities. Under IAS 12, timing differences give rise to a deferred tax asset or liability, which due to its uncertainty and immateriality, has not been recognized in the financial statements.

k.   Financial instruments include on-balance sheet items. On-balance sheet instruments include investments, receivables, cash, payables and certain other assets and liabilities.

The financial instruments' book values approximate their market value.

l.   Solely for the convenience of the reader, the amounts pretaining to the latest fiscal year are translated from the Jordanian Dinar to the United States Dollar at the rate on December 31, 1999 of 0.71 Jordanian Dinar per United States Dollar.

NOTE 4—CASH ON HAND AND AT BANKS

This item includes an amount of JD 375,325 representing cash blocked to pay back a portion of notes payable in the total amount of JD 12,878,737 used to finance the acquisition of cellular equipment.

NOTE 5—SHORT-TERM INVESTMENTS

This item consists of Certificates of Deposit at the Export and Finance Bank which matured on September 3, 1999.

NOTE 6—ACCOUNTS RECEIVABLE—NET

This item consists of the following:

	December 31,	
	1998	**1999**
Trade receivables	9,892,378	14,405,376
Less: Provision for doubtful debts	(543,685)	(544,009)
Net Trade Receivables	9,348,693	13,861,367
Due from related parties (Note 27)	214,626	225,653
GSM Facilities Ltd.	52,190	37,020
Employees advances	1,556	70,038
Business advances	64,595	—
Advance payments to suppliers	86,616	—
Roaming partners	833,000	933,186
Jordan Telecommunication Company	1,753,188	885,613
Other	119,368	22,108
	12,473,832	16,034,985

NOTE 7—INVENTORIES

This item consists of the following:

	December 31,	
	1998	**1999**
Cellular phones	659,081	851,611
SIM (subscriber identity module) cards	89,486	99,585
SIM cards-ezlink	—	59,073
Accessories	311,352	106,858
Spare parts	101,623	123,139
Telular units and parts	141,082	—
Antennas	247	—
Inventory in transit	330,859	—
	1,633,730	1,240,266
Less: Provision for permanent diminution in value	(305,277)	—
	1,328,453	1,240,266

---

* The Company disposed of obsolete stock in the amount of JD 391,976 during the year 1999, of which an amount of JD 259,642 was charged to 1999 income statement (see note 24), while the remainder was charged to the provision for permanent diminution in value. The disposal of obsolete stock was carried out in the presence of an income tax officer.

The movement on the provision of permanent diminution in value during the year was as follows:

	December 31,		
	1997	**1998**	**1999**
Balance—beginning of the year	—	305,277	305,277
Add:			
Provision for the year	305,277	61,496	259,642
Deduct:			
Stock write-down	—	61,496	564,919
Balance—End of the Year	305,277	305,277	—

NOTE 8—PREPAID EXPENSES, REFUNDABLE DEPOSITS AND ACCRUED REVENUE

This item consists of the following:

	December 31,	
	1998	**1999**
Prepaid rent	451,562	387,061
Prepaid insurance	84,302	109,318
Prepaid maintenance	102,985	140,826
Prepaid subscriptions	8,981	9,993
Prepaid security	1,500	1,080
Prepaid mortgage release expenses	—	82,449
Prepaid loan fees	35,480	169,231
Prepaid leased line fees	26,267	15,307
Refundable deposits	75,741	264,552
Accrued revenue	2,728	117,000
Other	6,182	21,751
	795,728	1,318,568

NOTE 9—LICENSE FEES—NET

This item consists of the following:

	December 31,	
	1998	**1999**
License fees	7,049,000	7,049,000
Less: Accumulated amortization	(1,958,052)	(2,427,985)
	5,090,948	4,621,015

NOTE 10—MTS COMPENSATION—NET

This item represents the compensation paid to the Telecommunication Corporation (TCC), currently Jordan Telecom, for the right to switch-off the motor car Mobile Telephone System (MTS) and the related university fees and revenue stamps as follows:

	December 31,	
	1998	**1999**
MTS compensation	14,840,000	14,840,000
University fees and revenue stamps	103,880	103,880
	14,943,880	14,943,880
Less: Accumulated amortization	(9,779,924)	(12,768,699)
	5,163,956	2,175,181

NOTE 11—SPECTRUM CLEARANCE COMPENSATION—NET

This item represents amounts paid to various parties to vacate a range of frequencies, as follows:

	December 31,	
	1998	**1999**
Spectrum clearance compensation	381,000	381,000
Less: Accumulated amortization	(249,703)	(325,903)
	131,297	55,097

NOTE 12—OTHER INTANGIBLE ASSETS—NET

This item represents amounts paid to the Royal Air Force for establishing a fiber optic link between 3 sites with JMTS network. It also includes key money for renting a center in Shmeisani and 6 shops as follows:

	December 31,	
	1998	**1999**
Royal Air Force license fees	228,000	228,000
Key money	331,500	694,290
Less: Accumulated amortization	(75,556)	(220,854)
	483,944	701,436

NOTE 13—PRE-OPERATING EXPENSES—NET

The details of this item are as follows:

	December 31,	
	1998	**1999**
Salaries and wages	216,077	216,077
Amortization and depreciation	441,112	441,112
Professional fees	375,154	375,154
Rent and key money	184,031	184,031
Advertising	91,115	91,115
Stationery and printing	83,910	83,910
Social security and health insurance	17,908	17,908
Interest on credit facilities *	74,451	74,451
Bank charges	54,945	54,945
Insurance	16,076	16,076
Travel and accommodation	54,580	54,580
Transportation	28,467	28,467
Communication and postage	29,772	29,772
Entertainment	11,642	11,642
Government fees	23,684	23,684
Market research	9,750	9,750
Training	74,097	74,097
Utilities	12,207	12,207
Miscellaneous	38,666	38,666
Total Pre-Operating Expenses	1,837,644	1,837,644
Less: Accumulated amortization	(1,202,595)	(1,570,175)
Net Pre-Operating Expenses	635,049	267,469

---

* This item represents interest on credit facilities extended by Motorola, Inc. for the purchase of cellular equipment.

NOTE 14—FIXED ASSETS

The details of this item are as follows:

	Cellular Equipment	Computer and Office Equipment	Building Renovation and Construction	Cell Sites Construction	Vehicles	Furniture and Fixtures	Land	Total
Cost:								
Beginning balance	43,058,079	3,372,604	1,579,561	8,540,917	606,360	246,274	—	57,403,795
Additions	17,670,243	1,755,609	357,603	2,402,006	151,694	64,298	239,750	22,641,203
Disposals	—	207,811	—	—	—	172	—	207,983
Ending Balance	60,728,322	4,920,402	1,937,164	10,942,923	758,054	310,400	239,750	79,837,015
Accumulated Depreciation:								
Beginning balance	8,818,232	1,392,035	815,767	2,385,026	193,134	52,817	—	13,657,011
Additions	5,491,646	1,012,955	91,263	680,320	94,056	24,272	—	7,394,512
Disposals	—	189,420	—	—	—	154	—	189,574
Ending Balance	14,309,878	2,215,570	907,030	3,065,346	287,190	76,935	—	20,861,949
Net Book Value— December 31, 1999	46,418,444	2,704,832	1,030,134	7,877,577	470,864	233,465	239,750	58,975,066
Net Book Value— December 31, 1998	34,239,847	1,980,569	763,794	6,155,891	413,226	193,457	—	43,746,784
Depreciation rate %	12	25	2 - 12	10	15	9		

The Company's cellular equipment, cell sites constructions, computer and office equipment, vehicles, and furniture and fixtures are pledged as collateral against the JMTS long-term loans.

Effective January 1, 1999, the subsidiary company, JMTS, revised its estimate of the depreciation rate of the cell sites constructions. Previously, cell sites constructions were depreciated at 20%. The depreciation rate was changed to 10% and so the useful life was extended. The change was made to better reflect the estimated periods during which cell sites constructions will remain in service. The change had the effect of reducing depreciation expense by approximately JD 1,147,993 for the year ended December 31, 1999 and accordingly increasing net profit before tax by approximately JD 1,147,993 for the year then ended.

NOTE 15—ACCOUNTS PAYABLE

This item consists of the following:

	December 31,	
	1998	**1999**
Accounts and notes payables trade *	21,480,733	14,069,166
Revenue sharing due to the Ministry of Finance	10,805,234	6,194,991
Roaming interconnect—Tap in	95,000	472,183
Employees income tax and social security withheld	59,164	22,704
Provision for income tax	3,851,404	4,814,465
Calls and features tax	761,422	1,168,212
Provision for legal fees	100,000	—
Other	432,175	965,640
	37,585,132	27,707,361

* This item includes an amount of JD 12,878,737 as of December 31, 1999 (JD 20,184,203 as of December 31, 1998), representing notes payable used to finance the purchase of cellular equipment. These notes are of a short-term nature (1 year from issuance). The notes, which were issued during 1998 do not carry any interest (implicitly or explicitly), while the notes issued during 1999 are of two kinds, the first of which is interest bearing (LIBOR plus 2%), while the second type is non-interest bearing.

NOTE 16—ACCRUED EXPENSES

The details of this item are as follows:

	December 31,	
	1998	**1999**
Interest on bank loans	471,673	43,714
Frequency fees	210,142	—
Professional fees	9,000	26,060
Utilities	63,826	37,364
Leased line accrued fees	347,935	—
Management fees	27,420	350
Overtime & bonus	438,000	212,000
Withholding tax (10%)	208,737	—
Sales commission	144,873	13,175
Government fees	200,000	—
Roaming fees	215,910	29,000
Advertising	14,236	115,457
Maintenance	7,313	36,025
Collection commission	10,000	5,000
Billing expense	12,100	71,364
Communications	8,422	10,161
Insurance	30,206	—
Training	50,000	18,683
Other	308,218	24,813
	2,778,011	643,166

NOTE 17—DEFERRED REVENUE

This item consists of unearned monthly subscriptions fees paid in advance by the subscribers.

NOTE 18—CUSTOMERS' DEPOSITS

This item represents the deposits paid by customers upon initial subscription and refundable upon cancellation of subscription after settlement of all outstanding invoices.

NOTE 19—SHAREHOLDERS' LOANS

This item consists of interest free loans extended by the shareholders. The loans are subordinated against all debts of the Company and, accordingly, considered as long-term debts. The loan has no maturity date.

NOTE 20—LONG-TERM LOANS

This item consists of the following:

	December 31,	
	1998	**1999**
Syndicated loans managed by Arab Bank	9,762,063	15,640,000
Arab Bank loan	—	2,263,000
International Finance Corporation loan	10,631,813	—
	20,393,876	17,903,000
Less: Current portion	4,318,313	3,564,000
Long-Term Portion	16,075,563	14,339,000

- On June 21, 1999, JMTS signed a syndicated loan agreement managed by Arab Bank Ltd. in the amount of JD 10,640,000 at an annual interest rate of 12%, subject to amendment at the end of each period. The loan agreement stipulates that a late payment fee of 1% is to be charged on any delay in the payment of any installment.

- The principal amount and accrued interest of the loan will be settled in ten equal semi-annual installments, the first to be paid after 18 months from signing the loan agreement and the last to be paid after six years from the date of signing the loan agreement. The loan agreement further stipulates that a commission of 0.25% of total facilities is to be paid to the agent upon signing the loan agreement. The purpose of the loan is the settlement of the International Finance Corporation loan previously granted to JMTS in the amount of USD 15 million.

- In addition to the above mentioned syndicated loan, JMTS still has to settle the remaining balance of the old two-tranche syndicated loan managed by Arab Bank in the amounts of JD 10 million and USD 4.25 million. The outstanding balance to be settled by JMTS was JD 5 million as of December 31, 1999, at an annual interest rate of 12.5% p.a., subject to amendment at the end of each interest period.

  On June 21, 1999, JMTS signed a loan agreement with Arab Bank Ltd. in the amount of JD 2,263,000 at an annual interest rate of 10.5%, such interest to be paid semi annually. The loan agreement stipulates that a late payment fee of 1% is to be charged on any delay in the settlement of any installment.

  The principal amount of the loan will be settled in one payment falling due on June 30, 2004. The purpose of the loan is the settlement of the remaining balance of the USD tranche of the syndicated loan, in the amount of USD 4,250,000, managed by Arab Bank.

NOTE 21—INTERCONNECTION CHARGES

This item consists of charges paid to Jordan Telecom for connecting the mobile system to the public service telephone network (PSTN).

NOTE 22—OTHER DIRECT COSTS

The details of this item are as follows:

	For the Year Ended December 31,		
	1997	**1998**	**1999**
MTS compensation amortization	2,988,768	2,995,118	2,988,775
Spectrum compensation amortization	76,199	69,850	76,200
License fees amortization	469,932	469,932	469,933
Other intangible assets amortization	22,466	44,023	145,298
Cellular equipment, cell sites and rental phones depreciation	3,460,974	5,393,682	6,171,966
Frequency fees	206,150	307,420	173,928
Leased lines	36,368	358,827	28,707
Billing expenses	223,486	274,597	466,740
Sales commissions	565,395	1,514,231	1,860,047
Promotional expenses	960,971	3,224,400	80,165
Roaming port	92,316	607,756	226,665
Collection commission	—	—	171,717
	9,103,025	15,259,836	12,860,141

NOTE 23—REVENUE SHARING

In accordance with the license agreement, a minimum of JD 8,449,832 or 20% of the annual service revenue less interconnection charges and promotional expenses, whichever is greater, is payable to the Ministry of Finance in the fifth year of the commencement of the license. The fifth year of the agreement covers the period from November 1, 1998 to October 31, 1999. However, the above mentioned percentage was reduced to 10% under a revised agreement, starting from January 1, 2000 (see Note 29).

NOTE 24—GENERAL AND ADMINISTRATIVE EXPENSES

The details of this item are as follows:

	For the Year Ended December 31,		
	1997	**1998**	**1999**
Salaries and other employee benefits	1,300,611	1,921,911	2,266,401
Social security contribution	88,648	124,988	144,803
Provident fund	—	—	51,290
Professional fees	457,504	458,126	597,615
Advertising	242,959	525,428	1,031,822
Pre-operating expenses amortization	367,500	367,500	367,503
Rent	584,769	843,121	988,474
Training and seminars	121,852	168,571	271,427
Utilities	175,537	246,981	382,827
Transportation	49,931	88,049	97,398
Insurance	180,000	275,878	188,720
Fixed assets depreciation	828,001	1,131,523	1,222,546
Communication and postage	193,446	254,639	163,745
Government fees......................	53,022	352,537	77,765
Travel and hotel accommodation	189,168	365,059	371,672
Printing and stationery	99,583	93,612	116,849
Provision for doubtful debts..............	196,035	257,650	324
Debts written—off	820,174	1,117,580	2,506,182
Bank charges	100,258	234,194	129,438
Loss on disposal of assets	224,058	10,063	18,309
Maintenance	268,241	386,526	699,551
Withholding tax	302,980	40,543	24,929
Loan fees	110,932	102,074	104,834
Entertainment	13,321	27,967	32,779
Stock write-down	983,203	61,496	259,642
Other	255,197	765,719	253,928
	8,206,930	10,221,735	12,370,773

NOTE 25—OTHER INCOME (EXPENSE)

The details of this item are as follows:

	For the Year Ended December 31,		
	1997	1998	1999
Interest revenue	580,770	786,842	633,102
Difference on exchange	(5,907)	(23,749)	(50,311)
Other income	21,550	54,600	7,033
	596,413	817,693	589,824

NOTE 26—TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties and relationships during the year 1999 were as follows:

Related Party	Due from Related Parties as of December 31, 1999
Pioneer (Shareholders)	160,918
Motorola Inc. (Shareholders)	61,831
Habib Ghawi (Shareholders)	2,904
	225,653

Related parties transactions and relationships during the year 1998 were as follows:

Related Party	Due from (to) Related Parties as of December 31, 1998	During the Year 1998 Expenses Paid to Related Parties
Shareholders of Pella Investment Co.	195,800	—
United Insurance	(15,535)	257,672
Habib Ghawi	1,043	—
Ziad Abu Jaber	17,783	—

Transactions with related parties represent expenses paid by Pella Investment Company, prior to 1999, on behalf of its shareholders. Such expenses include legal fees, telephone bills and other expenses.

NOTE 27—CONTINGENT LIABILITIES

As of December 31, 1999 the Company was contingently liable for the following:

	JD
Letters of credit	1,602,664
Letters of guarantee	3,006,377
	4,609,041

NOTE 28—AMENDMENT TO THE LICENSE AGREEMENT

On December 21, 1999, JMTS. signed an amendment to the existing agreement with Telecommunications Regulatory Commission, the main features of which are:

- The Company is exempt from custom duties and related taxes on new expenditures on cellular infrastructure for a period of 4 years beginning January 1, 2000.

- The revenue sharing percentage due to Government is reduced from 20% to 10%.

- Customer rates and charges are reduced.

- The Company is given a discount on international charges for use of the Jordaninan telecommunication network.

NOTE 29—NON CASH FINANCING AND INVESTING ACTIVITIES

The Subsidiary Company (JMTS) has issued notes payable amounting to JD 20,184,203 and JD 13,619,605 during 1998 and 1999, respectively to finance the acquisition of fixed assets and fixed assets to be deployed as follows:

	1998	1999
	JD	JD
Fixed assets to be deployed	8,915,382	8,801,386
Cellular equipment	11,268,821	4,818,219
	20,184,203	13,619,605

NOTE 30—COMPARATIVE FIGURES

Some of the comparative figures for the year ended December 31, 1998 have been reclassified to correspond with the current year presentation.

NOTE 31—RECONCILIATION TO U.S. GAAP

Reconciliation of net income to U.S. GAAP:

	Note	For the Year Ended December 31,	
		1998	**1999**
		JD	**JD**
Net Profit under International Accounting Standards (IAS)		9,214,017	14,465,325
U.S. GAAP adjustments:			
Amortization of pre-opening expenses	(a)	367,500	367,500
Capitalization of interest	(b)	26,346	207,986
Tax effect of U.S. GAAP adjustments	(c)	(98,462)	(143,872)
Net profit under U.S. GAAP		9,509,401	14,896,939

Reconciliation of Shareholders' equity to U.S. GAAP:

	Note	Balance as of December 31,	
		1998	**1999**
		JD	**JD**
Stockholders' equity as reported in the consolidated Balance Sheet under IAS		29,995,003	44,460,328
U.S. GAAP adjustments:			
Pre-operating expenses—net	(a)	(635,049)	(267,469)
Capitalization of interest	(b)	26,346	234,332
Tax effect of U.S. GAAP adjustments	(c)	152,176	8,284
Stockholders equity under U.S. GAAP		29,538,476	44,435,475

a) Pre-operating expenses

The IAS was silent with respect to pre-operating expenses, in particular, as it was not mentioned whether those are to be expensed when incurred or deferred and amortized over a certain period of time. However, the practice adopted was to defer those expenses when incurred and to amortize them over a period of 5 years due to the fact that the benefits are extended for more than one year. Furthermore, IAS 38, which addressed directly pre-operating expenses is effective for the financial statements beginning on or after July 1, 1999. According to U.S. GAAP, pre-operating expenses are to be expensed when incurred.

b) Capitalization of interest

The Company did not capitalize interest on the construction of its new building, as it is optional under IAS. In accordance with U.S. GAAP, interest costs incurred during the construction period (i.e., the period of time necessary to bring a constructed fixed asset to the condition and location necessary for its intended use) must be capitalized and amortized. The Company did not capitalize

NOTE 31—RECONCILIATION TO U.S. GAAP (Continued)

any interest on the construction of its new building. The interest that should have been capitalized according to U.S. GAAP was JD 26,346 and JD 207,986 for the years 1998 and 1999 respectively.

Furthermore, the building was still under construction as of December 31, 1999, and accordingly, there is no depreciation that will result from the capitalization of interest made to reconcile with U.S. GAAP.

c) Tax effect of U.S. GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items.

HUTCHISON TELEPHONE COMPANY LIMITED

Consolidated Financial Statements

December 31, 1998 and 1999
(With Report of Independent Auditors)

HUTCHISON TELEPHONE COMPANY LIMITED

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Shareholders of Hutchison Telephone Company Limited

We have audited the accompanying consolidated balance sheets of Hutchison Telephone Company Limited and its subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity/(deficit) for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Hutchison Telephone Company Limited and its subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, 1998, and 1999 in conformity with accounting principles generally accepted in the United States of America.


PricewaterhouseCoopers
Certified Public Accountants


Hong Kong, May 4, 2000

HUTCHISON TELEPHONE COMPANY LIMITED

Consolidated Balance Sheets

(In Thousands of Hong Kong Dollars)

	Note	December 31, 1998	December 31, 1999	Convenience Translation (Note 2(v)) (Unaudited) US $ (000s) 1999
ASSETS				
Current Assets				
Cash and cash equivalents		$ 819	$ 13,411	$ 1,726
Accounts receivable, net	3	51,587	117,746	15,154
Other receivables, deposits and prepayments	4	220,595	254,503	32,755
Inventories	5	142,950	168,971	21,746
Amounts due from affiliates	9	186,153	385,813	49,654
Total Current Assets		602,104	940,444	121,035
Property, plant and equipment	6	3,086,108	3,267,519	420,530
Restricted investments and other asset	7	2,955,011	2,920,560	375,876
Total Assets		$ 6,643,223	$ 7,128,523	$ 917,441
LIABILITIES				
Current Liabilities				
Trade accounts payable		$ 166,235	$ 267,990	$ 34,490
Other payables and accrued liabilities	8	352,404	481,131	61,922
Service subscription fees received in advance		117,155	620,577	79,868
Amounts due to affiliates	9	48,556	95,602	12,304
Current portion of capital lease obligations	11	57,109	114,984	14,798
Total Current Liabilities		741,459	1,580,284	203,382
Long term loans from affiliates	10	4,199,025	3,211,698	413,346
Obligations under capital lease, less current portion	11	2,781,636	2,689,026	346,078
Deferred gain on defeasance of capital lease		115,664	101,175	13,021
Total Liabilities		7,837,784	7,582,183	975,827
COMMITMENTS AND CONTINGENT LIABILITIES	17 & 18			
SHAREHOLDERS' DEFICIT				
Share capital	12	1,000	1,195	154
Additional paid-in capital		—	2,729,426	351,277
Accumulated losses		(1,195,561)	(3,184,281)	(409,817)
Total Shareholders' Deficit		(1,194,561)	(453,660)	(58,386)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT		$ 6,643,223	$ 7,128,523	$ 917,441

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHISON TELEPHONE COMPANY LIMITED

Consolidated Statements of Operations

(In Thousands of Hong Kong Dollars)

	Year ended December 31,			Convenience Translation (Note 2(v)) (Unaudited) US $ (000s)
	1997	**1998**	**1999**	**1999**
Revenues	$4,186,025	$4,051,165	$ 4,070,071	$ 523,818
Operating expenses				
Cost of revenues	3,607,894	3,486,728	4,471,011	575,419
Selling and marketing expenses	477,737	649,421	880,451	113,314
General and administrative expenses	301,186	297,004	311,128	40,042
Total operating expenses	4,386,817	4,433,153	5,662,590	728,775
Loss from operations	(200,792)	(381,988)	(1,592,519)	(204,957)
Interest income	98,957	245,077	87,086	11,208
Interest expense (note 13)	(389,751)	(700,346)	(497,776)	(64,064)
Other income	—	7,088	14,489	1,865
Loss before provision for income tax	(491,586)	(830,169)	(1,988,720)	(255,948)
Income tax credit (note 14)	(46,315)	—	—	—
Net loss for the year	$ (445,271)	$ (830,169)	$(1,988,720)	$(255,948)

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHISON TELEPHONE COMPANY LIMITED

Consolidated Statements of Changes in Shareholders' Equity/(Deficit)

(In Thousands of Hong Kong Dollars)

	Common stock		Additional paid-in capital	Retained earnings/ (accumulated losses)	Total shareholders' equity/ (deficit)
	Authorized and issued shares	Amount			
Balance at January 1, 1997	100,000	$1,000	$ —	$ 79,879	$ 80,879
Net loss for the year	—	—	—	(445,271)	(445,271)
Balance at December 31, 1997	100,000	1,000	—	(365,392)	(364,392)
Net loss for the year	—	—	—	(830,169)	(830,169)
Balance at December 31, 1998	100,000	1,000	—	(1,195,561)	(1,194,561)
Issue of 'A' common shares of HK$10 par value . .	15,812	158	2,210,834	—	2,210,992
Issue of 'C' common shares of HK$10 par value	3,709	37	518,592	—	518,629
Net loss for the year	—	—	—	(1,988,720)	(1,988,720)
Balance at December 31, 1999	119,521	$1,195	$2,729,426	$(3,184,281)	$ (453,660)

Convenience Translation (Note 2(v))

	Total shareholders' equity/ (deficit)
	(Unaudited) US $ (000s)
Balance at December 31, 1998	$(153,748)
Issue of 'A' common shares of HK$10 par value	284,555
Issue of 'C' common shares of HK$10 par value	66,747
Net loss for the year	(255,948)
Balance at December 31, 1999	$ (58,386)

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHISON TELEPHONE COMPANY LIMITED

Consolidated Statements of Cash Flows

(In Thousands of Hong Kong Dollars)

	Year ended December 31,			Convenience Translation (Note 2(v)) (Unaudited) US $ (000s)
	1997	**1998**	**1999**	**1999**
Cash flows from operating activities:				
Net loss for the year	$(445,271)	$(830,169)	$(1,988,720)	$(255,948)
Adjustments to reconcile net loss for the year to net cash provided by/(used in) operations:				
Depreciation and amortization	447,508	563,453	549,134	70,674
Loss/(gain) on disposal of property, plant and equipment	4,943	9,863	(187)	(24)
Changes in assets and liabilities:				
(Increase)/decrease in accounts receivable	(47,116)	37,974	(66,159)	(8,515)
Increase in other receivables, deposits and prepayments	(40,230)	(120,841)	(33,908)	(4,364)
Decrease/(increase) in inventories	8,077	10,102	(26,021)	(3,349)
Transfer from property, plant and equipment to current assets	—	6,874	—	—
(Decrease)/increase in trade accounts payable	(102,147)	(93,700)	101,755	13,096
Increase in other payables and accrued liabilities	123,074	22,582	128,727	16,567
Increase/(decrease) in service subscription fees received in advance	155,632	(38,477)	503,422	64,790
Decrease in income tax payable	(18,582)	—	—	—
Decrease in deferred tax liabilities	(27,733)	—	—	—
Increase/(decrease) in deferred gain on defeasance of capital lease	—	115,664	(14,489)	(1,865)
Net cash provided by/(used in) operations	58,155	(316,675)	(846,446)	(108,938)

HUTCHISON TELEPHONE COMPANY LIMITED

Consolidated Statements of Cash Flows (Continued)

(In Thousands of Hong Kong Dollars)

	Year ended December 31,			Convenience Translation (Note 2(v)) (Unaudited) US $ (000s)
	1997	1998	1999	1999
Cash flows from investing activities:				
(Purchase)/disposal of restricted investments and other asset	$ —	$(2,955,011)	$ 34,451	$ 4,434
Purchase of property, plant and equipment	(1,537,868)	(522,313)	(780,024)	(100,389)
Proceeds on disposal of property, plant and equipment	33,270	39,266	49,666	6,392
Net cash used in investing activities	(1,504,598)	(3,438,058)	(695,907)	(89,563)
Cash flows from financing activities:				
(Increase)/decrease in amounts due from affiliates	(120,842)	526,702	(199,660)	(25,696)
(Decrease)/increase in amounts due to affiliates	(293)	48,556	47,046	6,055
Loans from/(repayment to) affiliates	1,567,324	341,203	(987,327)	(127,069)
Increase in/(repayment of) capital lease liabilities	—	2,838,745	(34,735)	(4,470)
Proceeds from issue of common stock	—	—	2,729,621	351,302
Net cash provided by financing activities	1,446,189	3,755,206	1,554,945	200,122
Net (decrease)/increase in cash and cash equivalents	(254)	473	12,592	1,621
Cash and cash equivalents at beginning of year	600	346	819	105
Cash and cash equivalents at end of year	$ 346	$ 819	$ 13,411	$ 1,726
Supplemental disclosures:				
Interest paid	$ 418,836	$ 705,802	$ 574,255	$ 73,907

The accompanying notes are an integral part of these consolidated financial statements.

HUTCHISON TELEPHONE COMPANY LIMITED
Notes to Consolidated Financial Statements

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

The company

Hutchison Telephone Company Limited (the "Company") was incorporated in Hong Kong in September 1983 under the name Selby Company Limited. In October 1983, the Company changed its name to Hutchison Radio Telephone Limited; which was further changed to Hutchison Telephone Company Limited in October 1984. The Company is engaged in the provision of mobile telephone and radio transmission services in Hong Kong and sales of mobile phones and accessories. The Company has a wholly owned subsidiary, Citicomm Limited, a company incorporated in Hong Kong. The subsidiary was dormant during the year ended December 31, 1999 and is in the process of voluntary winding up.

As of December 31, 1999, the Company was 55.9% owned by Whampoa Holdings Limited, a company incorporated in Jersey, 25.1% owned by Motorola Asia Limited, a company incorporated in Hong Kong and 19.0% owned by HTCL Holdings Limited, a company incorporated in Hong Kong. Whampoa Holdings Limited is wholly owned by Hutchison Whampoa Limited, a company incorporated and listed in Hong Kong. Motorola Asia Limited is wholly owned by Motorola Inc., a company incorporated in the United States of America and listed in the New York Stock Exchange. HTCL Holdings Limited is wholly owned by NTT DoCoMo, Inc., a company incorporated in Japan and listed in the Nikkei Stock Exchange.

Basis of presentation

The Company has been incurring a net loss in each of the three years in the period ended December 31, 1999; and as of December 31, 1999, the Company had an accumulated loss of HK$3,184,281,000 and a shareholders' deficit of HK$453,660,000 and the Company's current liabilities exceeded its current assets by HK$639,840,000. The Company's operation is being financed principally by funding provided by shareholders. On March 31, 2000, the Company completed an agreement with a syndicate of financial institutions for a credit facility of HK$4,000 million. This credit facility bears interest at Hong Kong Interbank Offer Rate plus 1.1% to 1.3%, expires on various dates from March 2005 to March 2007 and is secured, inter alia, by a fixed and floating charge over the assets of the Company and a fixed charge over the telecommunication licences. Management believes that the funding from the shareholders together with the available credit facility should be sufficient to enable the Company to carry on its operations as a going concern for a period of at least one year from December 31, 1999.

NOTE 2—PRINCIPAL ACCOUNTING POLICIES

(a) Accounting principles

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

NOTE 2—PRINCIPAL ACCOUNTING POLICIES (Continued)

(c) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated.

(d) Revenue recognition

The Company recognizes income on the following bases:

(i) Revenue from sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognized when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured.

(ii) Revenue from network service fees and airtime charges

Revenue from network service fees and airtime charges is recognized when the services are rendered.

(iii) Interest income

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(e) Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on the sale of mobile phones and accessories to the Company and commission expenses, are expensed as incurred. Revenue and cost of revenues in respect of sales of mobile phones and accessories are included in revenues and cost of revenues, respectively and commission expenses are included in sales and marketing expenses.

(f) Pre-launch costs

Operating and overhead costs incurred during the development of cellular networks prior to the launch date are expensed as incurred.

(g) Advertising and promotion costs

Advertising and promotion costs are charged to the statement of operations as incurred.

(h) Warranty costs

The Company provides certain warranty to customers on mobile phones and accessories sold for a period ranging from one to three years. Costs incurred for the provision of warranty service mainly include labour and spare parts. Labour cost is expensed as incurred and spare parts are amortized on a straight line basis over one year. Balance of unamortized cost of spare parts is included in inventories. The warranty costs incurred by the Company in each of the three years ended December 31, 1997, 1998 and 1999 were not material.

(i) Borrowing costs

Interest expenses during the construction or production of property, plant and equipment are capitalized as cost of the related property, plant and equipment up to the date of completion of construction or production.

Other borrowing costs are charged to the statement of operations in the period in which they are incurred, or deferred and amortized on a straight line basis over the term of the related credit facilities. Balances of unamortized borrowing costs are included in other receivables, deposits and prepayments in the balance sheet.

NOTE 2—PRINCIPAL ACCOUNTING POLICIES (Continued)

(j) Operating leases

Leases where substantially all of the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals incurred are charged to the statement of operations on a straight line basis over the lease term.

(k) Capital lease under sales and leaseback

In 1998, certain telecommunications equipment was sold and leased back for a lease term equal to seventy-five percent or more of the estimated economic life of the equipment. Such lease is accounted for as a capital lease. The gross amount of the telecommunications equipment under capital lease is recorded under site plant and network equipment in the Company's property, plant and equipment. Depreciation of the leased telecommunications equipment is provided on the same basis as the Company's site plant and network equipment (see note 2(m)). The Company recorded a net profit of HK$122,752,000 on the transaction, which is deferred and amortized in proportion to the amortization of the equipment sold in accordance with the requirements of Statement of Financial Accounting Standards No. 28.

(l) Deferred taxation

Deferred income taxes are accounted for using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities, and the benefit of tax losses available for carry forward to future years are recognized as deferred tax assets and liabilities. Valuation allowance is provided on deferred tax assets to the extent that the ultimate realization of the assets is considered less likely than not.

(m) Property, plant and equipment

(i) Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are summarized as follows:

Buildings	Shorter of 50 years or lease period
Leasehold improvements	Shorter of 7 years or lease period
Site plant and network equipment	10 years
Computer equipment	5 years
Office furniture and equipment	7 years
Motor vehicles	4 years
Other assets	5 years

Leasehold land is amortized over the remaining period of the lease.

The cost of network equipment comprises the purchase cost of network assets and equipment and direct expenses in respect of the development of the network.

(ii) The carrying amounts of property, plant and equipment are reviewed regularly on a gross cash flow basis to assess whether their recoverable amounts have declined below their carrying amounts and a provision made for any shortfall identified. Based on its most recent analysis, the Company believes that there was no material impairment of its property, plant and equipment as of December 31, 1999.

NOTE 2—PRINCIPAL ACCOUNTING POLICIES (Continued)

     (iii) The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is included in the statement of operations.

(n) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(o) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the first in first out basis. Net realizable value is determined on the basis of anticipated sales proceeds after the provision for inventory obsolescence, less estimated selling expenses.

(p) Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition.

(q) Investments

The Company's investments in money market accounts with a bank and corporate and other bonds have an original contractual maturity of greater than ninety days at the time of purchase. The investments are held to maturity and are stated at cost. Interest income on money market accounts is accrued as earned.

(r) Refundable deposits

Refundable deposits are received from customers who loan handsets from the Company or require mobile international calls and roaming services. The refundable deposits are retained by the Company and are included in other payables and accrued liabilities for as long as the customers require these services.

(s) Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. The carrying amount of the Company's financial instruments, including cash equivalents, investments in money market accounts, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short maturity.

(t) Translation of foreign currencies

The functional currency of the operations of the Company and its subsidiary is the Hong Kong dollar.

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising are included in the statement of operations.

(u) Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For each of the three years ended December 31, 1997, 1998 and

NOTE 2—PRINCIPAL ACCOUNTING POLICIES (Continued)

1999, the Company's comprehensive loss represented the Company's net loss for the year and the Company had no other elements of comprehensive income.

(v) Convenience translations

The consolidated balance sheet as of December 31, 1999 and consolidated statements of operations, of cash flows and of changes in shareholders' equity/(deficit) for the year ended December 31, 1999 contain translations of Hong Kong dollars to US dollars at the rate of HK$7.77 to US dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent or have been or could be converted into US dollars at that or any other rate.

NOTE 3—ACCOUNTS RECEIVABLE

	December 31,	
	1998	1999
	(In Thousands of Hong Kong Dollars)	
Trade accounts receivable	$ 242,198	$ 294,084
Less: Allowance for doubtful accounts	(190,611)	(176,338)
	$ 51,587	$ 117,746

NOTE 4—OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	December 31,	
	1998	1999
	(In Thousands of Hong Kong Dollars)	
Rental and utility deposits	$ 67,451	$ 66,896
Roaming charges prepaid	7,457	10,524
Network licence fee prepaid	57,982	60,919
Prepaid distributed communication system access fees	61,965	76,357
Prepaid integrated radio system project access fee	14,510	24,936
Prepaid expenses	3,070	4,466
Other receivables	8,160	10,405
	$220,595	$254,503

NOTE 5—INVENTORIES

	December 31,	
	1998	**1999**
	(In Thousands of Hong Kong Dollars)	
Mobile phones and accessories:		
Gross inventory amount	$168,945	$241,574
Less: Provisions	(25,995)	(72,603)
	$142,950	$168,971

NOTE 6—PROPERTY, PLANT AND EQUIPMENT

	December 31,	
	1998	**1999**
	(In Thousands of Hong Kong Dollars)	
Leasehold land and buildings in Hong Kong	$ 2,118	$ 2,118
Leasehold improvements	510,122	580,248
Office furniture and equipment.....................	31,372	29,976
Site plant and network equipment...................	3,892,242	4,504,928
Computer equipment	204,606	149,151
Motor vehicles and other assets	3,961	3,653
Construction in progress.........................	29,710	38,158
	4,674,131	5,308,232
Less: Accumulated depreciation and amortization	1,588,023	2,040,713
	$3,086,108	$3,267,519

Included in site plant and equipment are telecommunications equipment under capital leases at an aggregated cost of HK$3,220,949,000 and HK$3,222,480,000 with related accumulated depreciation of HK$686,946,000 and HK$995,556,000 at December 31, 1998 and 1999, respectively. Depreciation of the telecommunications equipment under capital leases, amounting to HK$158,208,000 and HK$318,914,000 for the years ended December 31, 1998 and 1999, respectively, has been included in the depreciation expense of the respective years. The Company did not have property, plant and equipment under capital lease as of and during the year ended December 31, 1997.

NOTE 7—RESTRICTED INVESTMENTS AND OTHER ASSET

	December 31,	
	1998	**1999**
	(In Thousands of Hong Kong Dollars)	
Corporate and other bonds	$ 547,925	$ 549,339
Defeased other asset	2,290,820	2,254,671
Money market accounts	116,266	116,550
	$2,955,011	$2,920,560

In 1998, the Company sold certain telecommunications equipment indirectly for a consideration of HK$2,945,992,000 and such equipment was leased back under a capital lease. A portion of the sales proceeds, amounting to HK$547,925,000, was invested in corporate and other bonds, a portion amounting to HK$2,290,820,000 was deposited with a financial institution and the remainder was deposited in money market accounts. The corporate and other bonds and the deposit with the financial institution, and interest thereon, are restricted to be used for repayment of amounts due under the capital lease agreement.

The Company's investment in money market accounts with a bank has a maturity of greater than ninety days and is pledged to the bank as a collateral to secure the Company's obligations under the capital lease.

The investments in money market accounts and corporate and other bonds are classified as "held to maturity" debt securities and are stated at cost.

NOTE 8—OTHER PAYABLES AND ACCRUED LIABILITIES

	December 31,	
	1998	**1999**
	(In Thousands of Hong Kong Dollars)	
Accrual for sales commission	$ 74,702	$119,827
Accrual for marketing and promotion	14,979	44,147
Accrual for leased lines	18,340	2,390
Accrual for connection fees	45,888	54,605
Accrual for other network operating expenses	61,189	87,829
Other expenses accrued	9,775	16,006
Refundable deposits received	127,531	156,327
	$352,404	$481,131

NOTE 9—AMOUNTS DUE FROM/TO AFFILIATES

	December 31,	
	1998	**1999**
	(In Thousands of Hong Kong Dollars)	
Due from affiliates:		
Interest bearing	$185,460	$385,461
Non-interest bearing	693	352
	$186,153	$385,813
Due to affiliates:		
Interest bearing	$ 48,555	$ 95,572
Non-interest bearing	1	30
	$ 48,556	$ 95,602

Amounts due from/to affiliates, companies controlled by the Company's controlling shareholder, Hutchison Whampoa Limited, are unsecured and have no fixed repayment terms. The interest bearing amounts due from/to affiliates bear interest at prevailing market rate (as at December 31, 1999: one month Hong Kong Interbank Offer Rate less 0.25% which was 6.34%). The average balance of non-interest bearing amounts due to affiliates during the years ended December 31, 1998 and 1999 were HK$1,000 and HK$16,000, respectively. These amounts were provided by the affiliates as part of the Company's working capital.

NOTE 10—LONG TERM LOANS FROM AFFILIATES

Long term loans from affiliates, companies controlled by the Company's controlling shareholder, Hutchison Whampoa Limited, are unsecured, bear interest at prevailing market rate (as at December 31, 1999: three months' Hong Kong Interbank Offer Rate plus 1.3% which was 7.05%) and have no fixed repayment term. The loans from the affiliates are borrowed to finance the capital expenditure and working capital of the Company.

NOTE 11—OBLIGATIONS UNDER CAPITAL LEASE

As of December 31, 1999, future minimum lease payments under capital lease of telecommunications equipment are as follows (in thousands of Hong Kong dollars):

Year ending December 31,	
2000	$ 246,757
2001	246,757
2002	246,757
2003	246,757
2004	246,757
2005 and beyond	2,720,050
Total minimum lease payments	3,953,835
Less: Amount representing interest	1,149,825
Present value of capital lease obligations	2,804,010
Less: Current portion	114,984
Noncurrent portion of capital lease obligations	$2,689,026

NOTE 12—SHARE CAPITAL

The Company was incorporated with an authorized share capital of HK$10,000, divided into 1,000 shares of Common Stock with par value of HK$10 per share. Pursuant to a special resolution on August 2, 1984, the 1,000 authorized Common shares were designated as 510 'A' Shares, 300 'B' Shares and 190 'C' Shares. Pursuant to an ordinary resolution on September 27, 1984, the Company's authorized share capital was increased to HK$1,000,000, divided into 100,000 shares of Common Stock with a par value of HK$10 per share, of which 51,000 shares were designated as 'A' Shares, 30,000 shares were designated as 'B' Shares and 19,000 shares were designated as 'C' Shares.

As of December 31, 1997 and 1998, 51,000 'A' Shares, 30,000 'B' shares and 19,000 'C' shares were issued at par value.

Pursuant to a special resolution on December 8, 1999, the Company was authorized to increase its Common Stock to 119,521 shares with a par value of HK$10 per share, of which 66,812 shares were designated as 'A' Shares, 30,000 shares were designated as 'B' shares and 22,709 shares were designated as 'C' Shares.

On December 8, 1999, 15,812 'A' shares and 3,709 'C' shares were issued for cash at a price of HK$139,830 per share.

Except as further described below, the A Shares, the B Shares and the C Shares of the Company rank pari passu in voting and dividend rights and assets distribution at liquidation of the Company.

Each share entitles the holder to one vote. Holders of the A Shares are entitled to appoint three directors to the Board and to nominate the chairman of the directors. Holders of the B Shares are entitled to appoint two directors while holders of the C Shares are entitled to appoint one director to the Board. In addition, the board of directors is entitled to appoint a director, so that the total number of directors shall not at any time exceed the maximum number of seven.

NOTE 12—SHARE CAPITAL (Continued)

Upon liquidation of the Company, the net assets of the Company available for distribution to the shareholders after the payments of all debts and other liabilities of the Company will be distributed among the holders of A Shares, B Shares and C Shares in proportion to their respective percentage of equity holding in the Company.

A holder of any class of shares proposing to transfer shares in the Company shall not transfer part only of his shares and shall not transfer the shares without the consent of all the other shareholders of the Company. A shareholder proposing to transfer his shares in the Company has to offer the shares to the existing shareholders of the Company; and to the extent that his shares are not taken up by the existing shareholders may be able to offer them to other third parties.

NOTE 13—INTEREST EXPENSE

	Year ended December 31,		
	1997	**1998**	**1999**
	(In Thousands of Hong Kong Dollars)		
Interest expense incurred	$397,195	$705,802	$500,319
Less: Amount capitalized into property, plant and equipment	7,444	5,456	2,543
	$389,751	$700,346	$497,776

NOTE 14—INCOME TAX

The components of the income tax credit are as follows:

	Year ended December 31,		
	1997	**1998**	**1999**
	(In Thousands of Hong Kong Dollars)		
Current			
Write back of overprovision for income tax	$(18,582)	$ —	$ —
Deferred	(27,733)	—	—
	$(46,315)	$ —	$ —

NOTE 14—INCOME TAX (Continued)

Deferred tax assets/(liabilities) are summarized as follows:

	December 31,	
	1998	**1999**
	(In Thousands of Hong Kong Dollars)	
Deferred tax liabilities:		
Depreciation	$(284,586)	$(315,504)
Accrued expenses	(4,308)	(1,397)
Deferred expenditure	—	(249)
	(288,894)	(317,150)
Deferred tax assets:		
Net operating loss	430,120	762,984
	141,226	445,834
Valuation allowance	(141,226)	(445,834)
	$ —	$ —

NOTE 15—RELATED PARTY TRANSACTIONS AND BALANCES

The Company had the following transactions with related parties:

	Note	Year ended December 31,		
		1997	**1998**	**1999**
		(In Thousands of Hong Kong Dollars)		
Hutchison Telecommunications Limited	I			
Fees paid to the above for management consultancy services	2(i)	$ 31,000	$ 34,000	$ 32,774
Disposal of TACS Equipment to above		33,283	—	—
Hutchison Global Crossing Limited (formerly known as "Hutchison Communications Limited")	I			
Dealer commission paid to above company	2(ii)	208,219	222,979	220,302
Collection fee paid to above company	2(iii)	—	35,118	28,855
Service fee paid to above company	2(iv)	16,322	—	—
Dealer commission received from above company	2(v)	969	332	12
Properties and other assets sold to above company		—	—	1,936
Interconnection charges paid to above company		—	151	5,511
IDD charges paid to the above company		416	105,884	214,094
Leased lines rental paid to the above company		—	22,237	110,612
MNP porting and dipping paid to above company		—	—	14,208
Hutchison Paging Services Limited	I			
Dealer commission paid to above company	2(ii)	—	—	59,810
Collection fee paid to above company	2(iii)	—	—	6,678
Fortress Limited	I			
Dealer commission paid to above company	2(ii)	6,661	26,103	29,071
Watson's The Chemist	I			
Dealer commission paid to above company	2(ii)	—	—	9,113
Hutchison Telecommunications (Hong Kong) Limited	I			
Fees paid to the above company for the provision of management and treasury services	2(vi)	28,990	47,110	54,068
Motorola Asia Pacific Limited & Motorola Inc.	I			
Payments made to the above companies in return for maintenance services		110,021	78,055	77,502
Purchase of site equipment from above companies		1,202,650	245,833	540,328
Purchase of inventories from the above companies		321,847	150,227	505,760

NOTE 15—RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Notes

1. The relationships between Hutchison Telephone Company Limited and the above companies are as follows:

Relationship	Company
Companies controlled by the Company's controlling shareholder, Hutchison Whampoa Limited	Hutchison Telecommunications Limited Hutchison Global Crossing Limited Hutchison Paging Services Limited Fortress Limited Watson's The Chemist Hutchison Telecommunications (Hong Kong) Limited
Company wholly owned by Motorola Inc., parent of a shareholder of the Company	Motorola Asia Pacific Limited

    Since January 12, 2000, Hutchison Global Crossing Limited is 50% owned by Hutchison Whampoa Limited.

2. (i) The Company paid fees to Hutchison Telecommunications Limited for the provision of management consultancy services which were priced based on the projected time consumption of services and facilities used by the Company's business operations.

    (ii) Dealer commission was paid to Hutchison Global Crossing Limited, Hutchison Paging Services Limited, Fortress Limited and Watson's The Chemist in respect of the sale of mobile phones and connections to the Company's cellular network through retail stores.

    (iii) Amounts represented payments for the services rendered by Hutchison Global Crossing Limited and Hutchison Paging Services Limited in the collection of mobile service fees through the retail stores of these two companies.

    (iv) Amounts were paid for the provision of paging services to telephone subscribers using bundled service.

    (v) Commission was received for the sale of pagers and connection to Hutchison Global Crossing Limited's paging networks through telephone retail stores.

    (vi) Certain operating expenses of the Company, along with certain other affiliates under the control of Hutchison Whampoa Limited, are incurred by Hutchison Telecommunications (Hong Kong) Limited which provides services and facilities to the Company and the said other affiliates. These expenses relate to a number of different cost centers. The Company is charged a share of these common costs based on the allocation, by reference to the respective allocation percentages fixed in respect of each cost center, on the basis of projected time consumption of services and facilities used by the business operations sharing the relevant services and facilities.

NOTE 15—RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

In addition to the related party transactions disclosed above, the Company had the following trademark licenses and related agreements with related parties:

1. The Company entered into a license agreement with Hutchison Whampoa Enterprises Limited, a company controlled by the Company's controlling shareholder, Hutchison Whampoa Limited, on June 23, 1998 for the rights to use the "Hutchison Telecom" logo and the "CDMA Four Square Device" mark for an indefinite period at no cost to the Company unless terminated in accordance with the terms of the agreement.

2. The Company entered into a trade mark sub-license agreement with Hutchison Whampoa Enterprises Limited and a user agreement with Orange Personal Communications Services Limited, an investee company of the Company's controlling shareholder, Hutchison Whampoa Limited, on May 26, 1999 for the rights to use certain "Orange" trademarks for an indefinite period at no cost to the Company unless terminated in accordance with the terms of the agreement.

3. The Company entered into a brand support agreement with Orange Personal Communications Services Limited on May 26, 1999 under which Orange Personal Communications Services Limited will provide information and expertise to support in Hong Kong the "Orange" brand as long as the Company uses the "Orange" brand or at a minimum a period of five years at a price of £150,000 per annum, approximating HK$1,887,000 at the December 31, 1999 exchange rate.

Included in trade accounts payable were trade payables to Motorola Asia Pacific Limited and Motorola Inc., amounting to HK$61,510,000 and HK$7,916,000 as of December 31, 1998 and 1999, respectively.

NOTE 16—CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of investments in checking and money market accounts and accounts receivable. The Company maintains checking and money market accounts with highly rated financial institutions and their composition and maturity are regularly monitored by management.

The Company performs ongoing credit evaluation of its customers and maintains reserves for credit losses where necessary. No individual customer accounted for 10% or more of the Company's revenues from sales of mobile phones and accessories or sales of network service for each of the year in the three years ended December 31, 1999. No individual customer represented 10% or more of the trade accounts receivable balance as of December 31, 1998 and 1999.

NOTE 17—COMMITMENTS

The Company leases its shops, network cell sites and telephone lines under noncancelable operating leases. Lease rental for shops and network cell sites were HK$230,856,000, HK$267,506,000 and HK$352,867,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Rental expense for leased telephone lines were HK$231,149,000, HK$228,327,000 and HK$279,027,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

NOTE 17—COMMITMENTS (Continued)

As of December 31, 1999, future minimum lease payments under operating leases are as follows:

	Shops and network cell sites	Leased telephone lines	Total
	(In Thousands of Hong Kong Dollars)		
Year ending December 31,			
2000	$163,484	$56,187	$219,671
2001	54,258	6,662	60,920
2002	18,188	37	18,225
2003	12,750	—	12,750
2004	9,877	—	9,877
2005 and beyond	6,496	—	6,496
	$265,053	$62,886	$327,939

As of December 31, 1999, the Company has approved commitments for capital expenditures on property, plant and equipment of HK$1,291,852,000 in total, of which an amount of HK$283,567,000 has been contracted with vendors.

NOTE 18—CONTINGENT LIABILITIES

As of December 31, 1999, the Company had the following contingent liabilities:

(i) Performance guarantees in the amount of HK$80,000,000 in respect of installation of PCS network which was subsequently cleared after the year end date,

(ii) Guarantees in the amount of HK$10,617,000 for the use of antenna in Hong Kong International Airport.

NOTE 19—SEGMENT INFORMATION

Pursuant to paragraph 9 of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", segment information of the Company is not presented as the Company is not a listed company.

Shares

Propel°

Common Stock

Joint Bookrunning Managers

GOLDMAN, SACHS & CO.   **MORGAN STANLEY DEAN WITTER**

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

Item	Amount
Securities and Exchange Commission registration fee	$132,000
NASD registration fee	30,500
Nasdaq listing fee	*
Blue Sky qualification fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Directors and officers insurance	*
Printing and engraving expenses	*
Miscellaneous expenses	*
Total	$ *

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* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

General Corporation Law

Propel is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Certificate of Incorporation

Propel's Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

All of Propel's directors and officers are covered by insurance policies maintained by it against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities

In connection with its incorporation and organization on February 24, 1999, Propel issued shares of common stock to Motorola, Inc. Propel believes that this issuance was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a transaction not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) **Exhibits**

Reference is made to the attached "Exhibit Index."

(b) **Financial Statement Schedules.**

Not applicable.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as the indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted as to directors, officers and controlling persons of the registrant under the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Propel, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Schaumburg, State of Illinois, on June 27, 2000.

PROPEL, INC.

By: /s/ J. MICHAEL NORRIS
_____
J. Michael Norris
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Michael Norris, Richard D. Haning and Thomas P. Holden, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:

Signatures	**Capacity**	**Dates**
/s/ J. MICHAEL NORRIS J. Michael Norris	Principal Executive Officer and Director	June 27, 2000
/s/ RICHARD D. HANING Richard D. Haning	Principal Financial and Accounting Officer and Director	June 27, 2000
/s/ THEODORE W. SCHAFFNER Theodore W. Schaffner	Director	June 27, 2000
/s/ RICHARD D. SEVERNS Richard D. Severns	Director	June 27, 2000

EXHIBIT INDEX

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
*3.1	Form of Restated Certificate of Incorporation of Propel, Inc.
*3.2	Form of Amended and Restated Bylaws of Propel, Inc.
*4.1	Form of certificate representing shares of common stock of Propel. Inc.
*5.1	Opinion of Kirkland & Ellis.
*10.1	Form of Master Separation Agreement by and between Propel, Inc. and Motorola, Inc.
*10.2	Form of Transitional Services Agreement by and between Propel, Inc. and Motorola, Inc.
*10.3	Form of Israel Transitional Services Agreement by and between Propel, Inc. and Motorola, Inc.
*10.4	Form of Israeli Separation, IPO and Distribution Agreement by and between Propel, Inc. and Motorola, Inc.
*10.5	Form of Tax Sharing Agreement by and between Propel, Inc. and Motorola, Inc..
*10.6	Form of Registration Rights Agreement by and between Propel, Inc. and Motorola, Inc.
*10.7	Form of Employee Matters Agreement by and between Propel, Inc. and Motorola, Inc.
*10.8	Form of Wireless Products Distribution Agreement among Propel, Inc., Motorola, Inc. and Motorola Israel, Ltd.
*10.9	Propel, Inc. Incentive Compensation Plan
*10.10	Form of Change in Control Agreement
*21.1	Subsidiaries of Propel, Inc.
*23.1	Consent of Kirkland & Ellis (included in Exhibit 5.1).
23.2	Consent of KPMG LLP relating to the consolidated financial statements of Propel, Inc.
23.3	Consent of PricewaterhouseCoopers relating to the consolidated financial statements of Compañía de Radiocomunicaciones Móviles S.A.
23.4	Consent of Mancera-Ernst & Young International relating to the consolidated financial statements of Baja Celular Mexicana, S.A. de C.V.
23.5	Consent of Deloitte & Touche relating to the consolidated financial statements of Entel Telefonía Personal S.A.
23.6	Consent of KPMG relating to the consolidated financial statements of Tricom, S.A.
23.7	Consent of KPMG Auditores Independentes relating to the financial statements of Global Telecom S.A.
23.8	Consent of PricewaterhouseCoopers relating to the financial statements of Abiatar S.A.
23.9	Consent of Somekh Chaikan (a member firm of KPMG International) relating to the consolidated financial statements of Pelephone Communications Ltd.
23.10	Consent of KPMG Hazem Hassan relating to the consolidated financial statements of MobiNil for Telecommunications.
23.11	Consent of KPMG Lietuva relating to the financial statements of UAB Omnitel.
23.12	Consent of Saba & Co. relating to the consolidated financial statements of Pella Investment Company.

Exhibit Number	Description
23.13	Consent of PricewaterhouseCoopers relating to the consolidated financial statements of Hutchison Telephone Company Limited.
24.1	Power of Attorney (included on signature page).
27.1	Financial Data Schedules.

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*   To be filed by amendment.